UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

  .

REFERENCE FORM

In accordance with Annex 24
of CVM Instruction No 480
of December 7, 2009.

May / 2015

Summary
1. RESPONSIBILITY FOR THE FORM	5
1.1. DECLARATION AND IDENTIFICATION OF INDIVIDUALS IN CHARGE	5
2. INDEPENDENT AUDITORS	6
2.1/2.2 - IDENTIFICATION AND REMUNERATION OF AUDITORS	6
2.3 - OTHER RELEVANT INFORMATION	6
3. SELECTED FINANCIAL INFORMATION	7
3.1 - FINANCIAL INFORMATION - CONSOLIDATED	7
3.2 - NON-GAAP EARNINGS	7
3.3 - SUBSEQUENT EVENTS TO THE LATEST FINANCIAL STATEMENTS	7
3.4 - INCOME ALLOCATION POLICY	8
3.5 - DIVIDEND PAYOUTS AND WITHHOLDING OF NET INCOME	10
3.6 - DECLARATION OF DIVIDENDS TO THE WITHHELD PROFITS OR RESERVES ACCOUNT	12
3.7 - LEVEL OF INDEBTEDNESS	12
3.8 - OBLIGATIONS ACCORDING TO NATURE AND MATURITY	12
3.9 - OTHER RELEVANT INFORMATION	13
4. RISK FACTORS	14
4.1 - DESCRIPTION OF RISK FACTORS	14
4.2 - COMMENTS ON EXPECTATIONS OF CHANGES IN EXPOSURE TO RISK FACTORS	21
4.3 - NON-CONFIDENTIAL AND RELEVANT LITIGATION, ARBITRATION OR ADJUDICATORY PROCEEDINGS	21
4.4 - NON-CONFIDENTIAL AND RELEVANT LITIGATION, ARBITRATION OR ADJUDICATORY PROCEEDINGS WHOSE APPELLEES ARE
ADMINISTRATORS, FORMER ADMINISTRATORS, CONTROLLERS, FORMER CONTROLLERS OR INVESTORS	26
4.5 - CONFIDENTIAL RELEVANT PROCEEDINGS	26
4.6 - NON-CONFIDENTIAL AND RELEVANT JOINT LITIGATION, ARBITRATION OR ADJUDICATORY PROCEEDINGS, RECURRING OR ANCILLARY	26
4.7 - OTHER RELEVANT CONTINGENCIES	27
4.8 - RULES OF THE COUNTRY OF ORIGIN AND THE COUNTRY WHERE THE SECURITIES ARE GUARDED	27
5. MARKET RISK	28
5.1 - DESCRIPTION OF THE MAIN MARKET RISKS	28
5.2 - DESCRIPTION OF THE MARKET RISK MANAGEMENT POLICY	32
5.3 - SIGNIFICANT CHANGES IN KEY MARKET RISKS	37
5.4 - OTHER RELEVANT INFORMATION	37
6. ISSUER'S HISTORY	38
6.1 / 6.2 / 6.4 - ESTABLISHMENT OF THE ISSUER, TERM OF DURATION AND DATE OF REGISTRATION AT THE CVM	38
6.3 - BRIEF HISTORY	38
6.5 - MAIN CORPORATE EVENTS OCCURRING AT THE ISSUER, SUBSIDIARIES OR AFFILIATES	39
6.6 - BANKRUPTCY INFORMATION FOUNDED ON RELEVANT VALUE OR JUDICIAL OR EXTRAJUDICIAL RECOVERY	42
6.7 - OTHER RELEVANT INFORMATION	42
7. ISSUER'S ACTIVITIES	43
7.1 - DESCRIPTION OF THE BUSINESS ACTIVITIES OF THE ISSUER AND ITS SUBSIDIARIES	43
7.2 - INFORMATION ON OPERATING SEGMENTS	43
7.3 - INFORMATION ON PRODUCTS AND SERVICES RELATING TO THE OPERATIONAL SEGMENTS	47
7.4 - CUSTOMERS ACCOUNT FOR MORE THAN 10% OF THE TOTAL NET REVENUE	66
7.5 - RELEVANT EFFECTS OF STATE REGULATION IN THE ACTIVITIES	66
7.6 - RELEVANT REVENUES COMING FROM FOREIGN COUNTRIES	86
7.7 - EFFECTS OF FOREIGN CONTROL ON ACTIVITIES	86
7.8- RELEVANT LONG-TERM RELATIONSHIPS	86
7.9 - OTHER RELEVANT INFORMATION	87
8. ECONOMIC GROUP	88
8.1- DESCRIPTION OF THE ECONOMIC GROUP	88
8.2 - DESCRIPTION OF THE ECONOMIC GROUP	92
8.3 - RESTRUCTURING OPERATIONS	92

8.4 - OTHER RELEVANT INFORMATION	92
9. RELEVANT ASSETS	93
9.1 - RELEVANT NON-CURRENT ASSETS - OTHERS	93
9.2 - OTHER RELEVANT INFORMATION	94
10. OFFICERS’ NOTES	95
10.1 - FINANCIAL AND GENERAL ECONOMIC CONDITIONS	95
10.2 - FINANCIAL AND OPERATING INCOME	116
10.3 - EVENTS WITH RELEVANT EFFECTS, OCCURRED AND EXPECTED, IN THE FINANCIAL STATEMENTS	118
10.4 - SIGNIFICANT CHANGES IN ACCOUNTING PRACTICES - CAVEATS AND EMPHASIS IN THE AUDITOR'S OPINION	119
10.5 - CRITICAL ACCOUNTING POLICIES	122
10.6 - INTERNAL CONTROLS RELATING TO THE PREPARATION OF FINANCIAL STATEMENTS - THE DEGREE OF EFFICIENCY AND DISABILITY AND
PRESENT RECOMMENDATIONS IN AUDITOR'S REPORT	125
10.7 - ALLOCATION OF PUBLIC RESOURCES AND EVENTUAL DEVIATIONS	126
10.8 - RELEVANT ITEMS NOT EVIDENCED IN THE FINANCIAL STATEMENTS	126
10.9 - COMMENTS ON OTHER ITEMS NOT EVIDENCED IN THE FINANCIAL STATEMENTS	126
10.10 - BUSINESS PLAN	126
10.11 - OTHER FACTORS WITH RELEVANT INFLUENCE	127
11. PROJECTIONS	128
11.1 - DISCLOSED PROJECTIONS AND ASSUMPTIONS	128
11.2 - MONITORING AND ALTERATIONS TO THE PROJECTIONS DISCLOSED	130
12. GENERAL SHAREHOLDERS’ MEETING AND ADMINISTRATION	132
12.1 DESCRIPTION OF THE ADMINISTRATIVE STRUCTURE	132
12.2 - RULES, POLICIES AND PRACTICES RELATING TO GENERAL SHAREHOLDERS’ MEETINGS	138
12.3 - DATES AND NEWSPAPERS FOR PUBLISHING THE INFORMATION REQUIRED BY LAW NO. 6,404/76	139
12.4 - RULES, POLICIES AND PRACTICES RELATING TO THE BOARD OF DIRECTORS	140
12.5 - DESCRIPTION OF THE ARBITRATION CLAUSE TO RESOLVE CONFLICT THROUGH ARBITRATION	142
12.6/8 - COMPOSITION AND PROFESSIONAL EXPERIENCE OF THE DIRECTORS AND OF THE FISCAL COUNCIL	142
12.7 - COMPOSITION OF COMMITTEES AS WELL AS STATUTORY AUDIT COMMITTEES, RISK, AND FINANCIAL REMUNERATION, ALTHOUGH SUCH
COMMITTEES OR STRUCTURES ARE NOT STATUTORY	142
12.9 - EXISTENCE OF MARITAL RELATIONSHIP, STABLE UNION OR KINSHIP UP TO THE SECOND DEGREE RELATED TO THE ISSUER'S
ADMINISTRATORS, SUBSIDIARIES ANDCONTROLLERS	142
12.10 - RELATIONSHIPS OF SUBORDINATION, PROVISION OF SERVICE OR MAINTAINED CONTROL IN THE LAST 3 FISCAL YEARS, BETWEEN
ADMINISTRATORS AND SUBSIDIARIES, CONTROLLERS AND OTHERS	142
12.12 - OTHER RELEVANT INFORMATION	142
12.11 - AGREEMENTS, INCLUDING INSURANCE POLICIES, FOR PAYMENT OR REIMBURSEMENT OF EXPENSES INCURRED BY ADMINISTRATORS495
12.12. PROVIDE OTHER INFORMATION THAT THE ISSUER DEEMS RELEVANT:	478
13. MANAGEMENT COMPENSATION	497
13.1. DESCRIPTION OF THE POLICY OR COMPENSATION PRACTICE, INCLUDING THE NONSTATUTORY BOARD OF EXECUTIVE OFFICERS	497
13.2 - TOTAL COMPENSATION OF THE BOARD OF DIRECTORS, STATUTORY BOARD OF DIRECTORS AND FISCAL COUNCIL	502
13.3 - VARIABLE COMPENSATION OF THE BOARD OF DIRECTORS, STATUTORY BOARD OF EXECUTIVE OFFICERS AND FISCAL COUNCIL	506
13.4 - COMPENSATION PLAN BASED ON SHARES HELD BY THE BOARD OF DIRECTORS AND STATUTORY BOARD OF EXECUTIVE OFFICERS	507
13.5 - NUMBER OF SHARES, QUOTAS AND OTHER SECURITIES CONVERTIBLE INTO SHARES HELD BY MANAGERS AND BY THE FISCAL COUNCIL -
BY BODY	507
13.6 - COMPENSATION BASED ON SHARES OF THE BOARD OF DIRECTORS AND OF THE BOARD OF EXECUTIVE OFFICERS	507
13.7 - INFORMATION ON OPTIONS (OPEN) HELD BY THE BOARD OF DIRECTORS AND STATUTORY BOARD OF EXECUTIVE OFFICERS	507
13.8 - OPTIONS EXERCISED AND SHARES DELIVERED RELATED TO COMPENSATION BASED ON SHARES OF THE BOARD OF DIRECTORS AND OF
THE STATUTORY BOARD OF EXECUTIVE OFFICERS	507
13.9 - INFORMATION NECESSARY FOR UNDERSTANDING THE DATA DISCLOSED IN ITEMS TO 13.6 TO 13.8 - METHOD OF PRICING THE VALUE
OF SHARES AND OPTIONS	508
13.10 - INFORMATION ON PRIVATE PENSION PLANS GRANTED TO THE MEMBERS OF THE BOARD OF DIRECTORS AND TO THE STATUTORY
BOARD OF EXECUTIVE OFFICERS	508
13.11 - HIGHEST, LOWEST AND THE AVERAGE INDIVIDUAL COMPENSATION FOR THE BOARD OF DIRECTORS, STATUTORY BOARD OF
EXECUTIVE OFFICERS AND FISCAL COUNCIL	508
13.12 - COMPENSATION OR INDEMNITY MECHANISMS FOR MANAGERS IN CASE OF REMOVAL FROM OFFICE OR RETIREMENT	509

13.13 - PERCENTAGE IN TOTAL COMPENSATION HELD BY MANAGERS AND MEMBERS OF THE FISCAL COUNCIL THAT ARE RELATED PARTIES TO
THE CONTROLLING SHAREHOLDERS	509
13.14 - MANAGERS AND FISCAL COUNCIL'S MEMBER’S COMPENSATION, GROUPED BY BODY, RECEIVED FOR ANY REASON OTHER THAN THE
POSITION THEY OCCUPY	510
13.15 - MANAGERS AND FISCAL COUNCIL’S MEMBER’S COMPENSATION RECOGNIZED IN THE INCOME OF THE CONTROLLING
SHAREHOLDERS, DIRECT OR INDIRECT, OF COMPANIES UNDER JOINT CONTROL AND OF THE ISSUER’S SUBSIDIARIES	510
13.16 – OTHER RELEVANT INFORMATION	510
14. HUMAN RESOURCES	511
14.1 - DESCRIPTION OF HUMAN RESOURCES	511
14.2 - RELEVANT CHANGES - HUMAN RESOURCES	513
14.3 - DESCRIPTION OF EMPLOYEE COMPENSATION POLICY	513
14.4 - DESCRIPTION OF THE RELATIONSHIP BETWEEN THE ISSUER AND UNIONS	514
15. CONTROL	515
15.1/15.2 - EQUITY POSITION	515
15.3 - CAPITAL DISTRIBUTION	520
15.4 - ORGANIZATION CHART OF SHAREHOLDERS	520
15.5 - SHAREHOLDERS' AGREEMENT FILED AT THE HEADQUARTERS OF THE ISSUER OR OF WHICH THE CONTROLLER IS A PART	520
15.6 - RELEVANT CHANGES IN THE SHAREHOLDINGS OF MEMBERS OF THE CONTROL GROUP AND THE ISSUER'S ADMINISTRATORS	520
15.7 - OTHER RELEVANT INFORMATION	520
16. TRANSACTIONS FOR RELATED PARTIES	521
16.1 - DESCRIPTION OF THE RULES, POLICIES AND PRACTICES OF THE ISSUER WITH REGARD TO THE REALIZATION OF TRANSACTIONS WITH
RELATED PARTIES	521
16.2 - INFORMATION ABOUT TRANSACTIONS WITH RELATED PARTIES	521
16.3 - IDENTIFICATION OF MEASURES TAKEN TO DEAL WITH CONFLICTS OF INTEREST AND DEMONSTRATION OF THE STRICTLY COMMUTATIVE
CONDITIONS AGREED OR OF APPROPRIATE COMPENSATORY PAYMENT	526
17. CAPITAL STOCK	527
17.1 - INFORMATION ON THE SHARE CAPITAL	527
17.2 - CAPITAL INCREASES	527
17.3 - INFORMATION ABOUT DEVELOPMENTS, GROUPING AND STOCK BONUSES	528
17.4 - INFORMATION ON THE SHARE CAPITAL	528
17.5 - OTHER RELEVANT INFORMATION	528
18. SECURITIES	529
18.1 - STOCK RIGHTS	529
18.2 - DESCRIPTION OF ANY STATUTORY RULES WHICH LIMIT THE VOTING RIGHTS OF SHAREHOLDERS SIGNIFICANTLY OR LEADING THEM TO
PUBLIC OFFERING	530
18.3 - DESCRIPTION OF EXCEPTIONS AND SUSPENSIVE CLAUSES RELATING TO POLITICAL OR ECONOMIC RIGHTS LAID DOWN IN THE BYLAWS	530
18.4 - VOLUME OF NEGOTIATIONS AND MAJOR AND MINOR QUOTES OF SECURITIES TRADED	530
18.5 - DESCRIPTION OF OTHER SECURITIES ISSUED	531
18.6 - BRAZILIAN MARKETS IN WHICH SECURITIES ARE ADMITTED TO TRADING	535
18.7 - INFORMATION ABOUT CLASS AND KINDS OF SECURITIES ADMITTED FOR TRADING IN FOREIGN MARKETS	535
18.8 - DISTRIBUTION PUBLIC OFFERINGS MADE BY THE ISSUER OR BY THIRD PARTIES, INCLUDING CONTROLLERS AND RELATED COMPANIES
AND SUBSIDIARIES, RELATING TO SECURITIES OF THE ISSUER	536
18.9 - DESCRIPTION OF TAKEOVER BIDS MADE BY THE ISSUER IN RESPECT OF SHARES ISSUED BY THIRD PARTIES	536
18.10 - OTHER RELEVANT INFORMATION	536
19. REPURCHASE PLANS/TREASURY	558
19.1 - INFORMATION ON THE ISSUER'S SHARE BUYBACK	558
19.2 - MOVEMENT OF SECURITIES HELD IN TREASURY	559
19.3 - INFORMATION ON SECURITIES HELD AS TREASURY STOCK ON THE CLOSING DATE OF THE LAST FISCAL YEAR	560
19.4 - OTHER RELEVANT INFORMATION	561
20. TRADING POLICY	562
20.1 - INFORMATION ABOUT THE SECURITIES TRADING POLICY	562
20.2 - OTHER RELEVANT INFORMATION	563

21. DISCLOSURE POLICY	564
21.1 - DESCRIPTION OF THE STANDARDS, OR INTERNAL PROCEDURES RELATING TO THE REGIMENTS DISCLOSURE OF INFORMATION	564
21.2 - DESCRIPTION OF THE POLICY FOR DISCLOSURE OF MATERIAL ACT OR FACT AND PROCEDURES CONCERNING THE MAINTENANCE OF
SECRECY ABOUT RELEVANT INFORMATION NOT DISCLOSED	564
21.3 - ADMINISTRATORS RESPONSIBLE FOR IMPLEMENTATION, MAINTENANCE, EVALUATION AND SUPERVISION OF INFORMATION
DISCLOSURE POLICY	565
21.4 - OTHER RELEVANT INFORMATION	565
22. EXTRAORDINARY BUSINESS	566
22.1 - ACQUISITION OR DISPOSAL OF ANY RELEVANT NON-ACTIVE FRAME AS NORMAL BUSINESS OPERATION OF THE TRANSMITTER	566
22.2 - SIGNIFICANT CHANGES IN THE FORM OF CONDUCTING THE BUSINESS OF THE ISSUER	566
22.3 - RELEVANT CONTRACTS CONCLUDED BY THE ISSUER AND ITS SUBSIDIARIES DO NOT DIRECTLY RELATED TO ITS OPERATIONAL ACTIVITIES591
22.4 - OTHER RELEVANT INFORMATION	566

After the date of filing, updated versions of this document, shall be made available at Bradesco's
Investor Relations website, in www.bradescori.com.br

1. Responsibility for the Form

1. Responsibility for the Form

1.1. Declaration and identification of individuals in charge

Name of the person in charge of the form’s contents: Luiz Carlos Trabuco Cappi

Position: Chief Executive Officer

Name of the person in charge of the form’s contents: Luiz Carlos Angelotti

Position: Investor Relations Director

The aforementioned Directors hereby state:

a)     to have revised the reference form;

b)    that all information contained in the form meets the provisions of CVM Ruling No. 480, particularly those set out in articles 14 to 19; and

c)     that the set of information contained therein is a true, accurate, and complete description of the issuer's economic financial outcomes and of the risks inherent to its activities and securities issued.

5 - Reference Form - 2015

2. Independent Auditors

2. Independent Auditors

2.1/2.2 - Identification and remuneration of Auditors

Identification and remuneration of Auditors
Is there an auditor?	Yes
CVM Code	418-9
Type of auditor	Local
Name/Corporate name	KPMG Auditores Independentes
CPF/CNPJ [Individual/Corporate Taxpayer's Registry]	57.755.217/0022-53
Service period	03/21/2011
Description of contracted services

The services referring to the fiscal year of 2014, include: (i) Auditing of the financial statements of companies and funds within the Bradesco Organization; (ii) Regulatory Reports in compliance with the Central Bank of Brazil and the Brazilian Securities and Exchange Commission (CVM); and (iii) Other services provided by external auditors (system diagnostics and compilation of IT information and training).

The services referring to the fiscal year of 2013, include: (i) Auditing of the financial statements of companies and funds within the Bradesco Organization; (ii) Regulatory Reports in compliance with the Central Bank of Brazil and the Brazilian Securities and Exchange Commission (CVM); and (iii) Other services provided by external auditors (previously established procedures for the revision of financial and control information, sweepstakes, revision and diagnostics of systems and tax revisions).

The services referring to the fiscal year of 2012, include: (i) Auditing of the financial statements of companies and funds within the Bradesco Organization; (ii) Regulatory Reports in compliance with the Central Bank of Brazil and the Brazilian Securities and Exchange Commission (CVM); and (iii) Other services are represented by previously established procedures for the revision of financial and control information as well as assistance for compliance with requirements related to tax, process diagnostics, technology and training.

Total amount of compensation of independent auditors segregated by service

Auditing services contracted in 2014: R$ 27,782 thousand

Other Services: R$ 1,181 thousand

Total: R$ 28,963 thousand

Auditing services contracted in 2013: R$ 29,836 thousand

Other Services: R$ 926 thousand

Total: R$ 30,762 thousand

Auditing services contracted in 2012: R$ 28,194 thousand

Other Services: R$ 891 thousand

Total: R$ 29,085 thousand

Justification for the replacement	Not Applicable
Reason presented by the auditor in case of disagreement with the justification provided by the issuer	Not Applicable
Service period	03/21/2011
Name of the technical professional in charge	Cláudio Rogélio Sertório
CPF [Individual Taxpayer's Registry]	094.367.598-78
Address	Av. Dionysia Alves Barreto, 500 - Conj. 1001, 10th floor, Centro, Osasco, SP, Brazil, CEP [ZIP Code] 06086- 050, Phone +55 (011) 2856-5300, Email: CSertorio@kpmg.com.br

2.3 - Other relevant information

There is no other information deemed relevant at this time.

6 - Reference Form - 2015

3. Selected financial information

3. Selected financial information

3.1 - Financial Information - Consolidated

(In accordance with International Accounting Standards-IFRS) In R$	Fiscal Year	Fiscal Year	Fiscal Year
	12/31/2014	12/31/2013	12/31/2012
Shareholders’ Equity	82,291,805,000.00	72,102,926,000.00	71,346,390,000.00
Total Assets	930,451,016,000.00	838,301,614,000.00	799,540,624,000.00
Net Rev./Fin.InterimRev./Rec.Ins.Prem.	172,800,179,000.00	153,586,386,000.00	136,397,295,000.00
Gross Income	19,330,791,000.00	14,319,169,000.00	15,441,448,000.00
Net Income	15,416,478,000.00	12,486,138,000.00	11,351,694,000.00
Number of Shares, formerly Treasury (Units)	4,195,390,559	4,196,509,159	3,817,372,781
Net Asset Value of Shares (Reais Units)	19.61	17.18	18.69
Net Income per Share	3.67	2.98	2.97

3.2 - Non-GAAP earnings

The non-GAAP earnings were not disclosed in the course of the last fiscal year.

3.3 - Subsequent events to the latest financial statements

There were no subsequent events that need to be adjusted or disclosed for the consolidated financial statements closed on December 31, 2014.

7 - Reference Form - 2015

3. Selected financial information

3.4 - Income allocation policy

(thousands of R$)		Income Allocation
		2014	2013	2012
A) Rules on withholding of profits

Legal reserve

The allocation of a portion of the net income for legal reserves is set out by Article 193 of Law No. 6,404/76 and is intended to ensure the integrity of the share capital, and may only be used to offset losses or to increase the capital.

The net income for the year, 5% (five percent) shall be applied before any other allocation, in the constitution of the legal reserve, which shall not exceed 20% (twenty percent) of the share capital.

The legal reserve may no longer be constituted in the year in which the balance of this reserve, increased by the amount of the capital reserves provided for in Paragraph 1 of Article 182, exceeds 30% (thirty percent) of the share capital.

Statutory Reserves

Article 194 of Law No. 6,404/76 regulates the creation of statutory reserves. Pursuant to such legal document, the company's bylaws may create reserves based on the following specific conditions:
- the purpose is accurately and completely indicated;

- the criteria for determining the portion of annual net income that will be allocated for its constitution is established; and

- the maximum reserve limit is set.

Pursuant to applicable laws, Article 28 of the Bylaws sets out that the balance of the net income, after all statutory allocations, will have the allocation proposed by the Board of Executive Officers, approved by the Board of Directors and deliberated in the General Shareholders’ Meeting, and 100% (one hundred percent) of this balance may be allocated to the Profits Reserves - Statutory, aimed at keeping the operating margin compatible with the development of active operations of the Company, until to the limit of 95% (ninety-five percent) of the value of the paid-in share capital.

In case a proposal by the Board of Executive Officers on the allocation of the net income for the year includes the payout of dividends and/or payment of interest on shareholders’ equity in an amount greater than the mandatory dividend established in Article 27, item III, of the bylaws, and/or withholding of profits in accordance with Article 196 of Law No. 6,404/76, the balance of net income for purposes of constituting this reserve will be determined after the full deduction of these allocations.

Amounts referring to Withholding of Profits (thousands of R$)	Net Income for the Year	15,088,818	12,011,028	11,381,244
	Legal reserve	754,442	600,551	569,062
	Statutory Reserves	9,279,796	7,332,569	6,917,184
	Gross Interest on Shareholders’ Equity	3,595,008	3,224,050	3,261,307
	Dividends	1,459,572	853,858	633,691

8 - Reference Form - 2015

3. Selected financial information

B) Rules on the distribution of dividends

With the advent of Law No. 9,249/95, which entered into force in January 1, 1996, companies can pay interest on shareholders’ equity, to be imputed, net of withholding income tax, to the amount of the minimum mandatory dividend.

Minimum Mandatory Dividend

In accordance with paragraph III of Article 27 of the Bradesco's Bylaws, shareholders are entitled to 30% (thirty percent) of the net income as minimum mandatory dividends, in each financial year, adjusted by reducing or increasing the values specified in items I, II and III of Article 202 of Law No. 6,404/76 (Brazilian Corporate Act).

Therefore, the minimum percentage of 30% (thirty percent) established in the Bylaws is above the minimum percentage of 25% (twenty five percent) established in paragraph 2 of Article 202 of Law No. 6,404/76.

Shareholders Holding Preferred Shares

Preferred shares grant their holders dividends 10% (ten percent) higher than those attributed to common shares (letter "b" of paragraph 2 of Article 6 of the corporate Bylaws).

Re-Application of Dividends or Interest on Shareholders’ Equity

The re-application of Dividends or Interest on Shareholders’ Equity is a product that allows Bradesco's depositor shareholders registered in the Bradesco Corretora, either individuals or corporate entities, to invest the amount received, credited to checking accounts, in new shares (currently only for preferred shares), thereby increasing shareholding interest.
Shareholders have the option of re-applying the monthly and/or special (complementary and intermediary) dividends. There is no ceiling for this re-application and the minimum limit should be enough for the acquisition of at least 1 (one) share.

C) Frequency of dividend payouts

Bradesco has distributed dividends on a monthly basis since 1970, becoming the first Brazilian financial institution to adopt such practice.

Interim Dividends

The Board of Executive Officers, upon approval by the Board of Directors, is authorized to declare and pay interim dividends, twice a year or on a monthly basis, to the existing Accrued Profits or Profit Reserves accounts (Article 27, paragraph 1 of the Corporate Bylaws).
They may also authorize the distribution of Interest on Shareholders’ Equity to replace interim dividends, either integrally or partially (Article 27, paragraph 2 of the Corporate Bylaws).

Interest on Shareholders’ Equity Monthly Payment System

For the purposes set out in Article 205 of Law No. 6,404/76, shareholders entered in the records of the Company on the date of the statement, which occurs on the first business day of each month, shall be deemed beneficiaries.

Payments are made on the first business day of the subsequent month, in monthly advance of the mandatory dividend, by credit in the account informed by the shareholder or provided to the Company.

D) Any restrictions on the distribution of dividends imposed by special laws or regulations applicable to the issuer, as well as contracts, judicial or administrative decisions or arbitration.	There are no restrictions on the distribution of dividends.

9 - Reference Form - 2015

3. Selected financial information

3.5 - Dividend payouts and withholding of net income

In R$	Fiscal Year	Fiscal Year	Fiscal Year
	12/31/2014	12/31/2013	12/31/2012
Adjusted Net Income	14,334,377,257.19	11,410,476,390.24	10,812,182,236.32
Dividend distributed in relation to adjusted net income	35.261943	35.738276	36.024165
Rate of return in relation to the equity of the issuer	18.512013	16.931296	16.247905
Total distributed dividend	5,054,579,977.10	4,077,907,507.89	3,894,998,325.77
Withheld net income	10,034,238,188.36	7,933,120,271.31	7,486,246,133.50
Date of approval of the withholding	3/10/2015	3/10/2014	3/11/2013

Withheld net income	Amount	Dividend Payout	Amount	Dividend Payout	Amount	Dividend Payout
Mandatory Dividend
Common	300,728,662.31	3/6/2015	407,103,274.12	3/7/2014
Preferred	329,845,144.47	3/6/2015	446,754,600.73	3/7/2014
Common	395,361,818.50	7/18/2014			27,772,166.00	2/1/2012
Common					27,771,118.66	3/1/2012
Common					27,771,119.15	4/2/2012
Common					30,548,122.94	5/2/2012
Common					30,548,123.58	6/1/2012
Common					30,548,156.16	7/2/2012
Common					126,971,801.08	3/7/2013
Preferred	433,636,746.57	7/18/2014			30,515,138.11	2/1/2012
Preferred					30,515,139.12	3/1/2012
Preferred					30,515,131.95	4/2/2012
Preferred					33,567,653.04	5/2/2012
Preferred					33,567,652.34	6/1/2012
Preferred					33,567,909.69	7/2/2012
Preferred					139,511,611.04	3/7/2013

10 - Reference Form - 2015

3. Selected financial information

Withheld net income	Amount	Dividend Payout	Amount	Dividend Payout	Amount	Dividend Payout
Interest on Shareholders’ Equity
Common	39,531,550.63	2/3/2014
Common	39,531,551.09	3/5/2014
Common	39,531,551.14	4/1/2014
Common	39,531,551.29	5/2/2014
Common	39,531,551.29	6/2/2014
Common	39,531,551.90	7/1/2014
Common	39,531,551.37	8/1/2014
Common	39,531,551.67	9/1/2014
Common	39,531,551.92	10/1/2014
Common	39,531,551.66	11/3/2014
Common	39,531,550.78	12/1/2014
Common	39,531,550.89	1/2/2015
Common	1,240,120,014.11	3/6/2015
Preferred	43,380,016.82	2/3/2014
Preferred	43,380,012.76	3/5/2014
Preferred	43,356,859.89	4/1/2014
Preferred	43,356,873.37	5/2/2014
Preferred	43,356,889.11	6/2/2014
Preferred	43,356,894.27	7/1/2014
Preferred	43,356,895.65	8/1/2014
Preferred	43,356,904.78	9/1/2014
Preferred	43,356,914.62	10/1/2014
Preferred	43,356,911.44	11/3/2014
Preferred	43,356,908.51	12/1/2014
Preferred	43,356,912.06	1/2/2015
Preferred	1,360,179,982.23	3/6/2015
Common			35,937,603.64	2/1/2013
Common			35,937,604.14	3/1/2013
Common			35,937,604.07	4/1/2013
Common			197,735,649.57	7/18/2013
Common			39,530,680.64	5/2/2013
Common			39,530,680.64	6/3/2013
Common			39,530,680.64	7/1/2013
Common			197,735,649.57	7/18/2013
Common			39,530,680.64	8/1/2013
Common			39,530,680.64	9/2/2013
Common			39,530,680.64	10/1/2013
Common			39,530,680.64	11/1/2013
Common			39,530,680.64	12/2/2013
Common			39,530,157.18	1/2/2014
Common			677,648,939.80	3/7/2014
Preferred			39,486,014.49	2/1/2013
Preferred			39,486,024.39	3/1/2013
Preferred			39,486,019.68	4/1/2013
Preferred			217,263,210.87	7/18/2013
Preferred			43,434,852.74	5/2/2013
Preferred			43,434,852.74	6/3/2013
Preferred			43,434,852.74	7/1/2013
Preferred			217,263,210.87	7/18/2013
Preferred			43,434,852.74	8/1/2013
Preferred			43,422,952.43	9/2/2013
Preferred			43,385,899.80	10/1/2013
Preferred			43,385,899.80	11/1/2013
Preferred			43,385,899.80	12/2/2013
Preferred			43,385,376.64	1/2/2014
Preferred			743,651,060.20	3/7/2014
Common					359,402,230.90	7/18/2012
Common					35,939,033.05	8/1/2012
Common					35,938,920.88	9/3/2012
Common					35,938,921.36	10/1/2012
Common					35,937,602.29	11/1/2012
Common					35,937,602.69	12/3/2012
Common					35,937,602.90	1/2/2013
Common					978,863,434.93	3/7/2013
Preferred					394,946,918.22	7/18/2012
Preferred					39,492,623.41	8/1/2012
Preferred					39,491,173.57	9/3/2012
Preferred					39,486,815.71	10/1/2012
Preferred					39,486,014.43	11/1/2012
Preferred					39,486,006.57	12/3/2012
Preferred					39,486,016.92	1/2/2013
Preferred					1,075,536,565.08	3/7/2013

11 - Reference Form - 2015

3. Selected financial information

3.6 - Declaration of dividends to the withheld profits or reserves account

In relation to the last 3 fiscal years, no dividends were declared to the withheld profits accounts or reserves constituted in previous fiscal years.

3.7 - Level of indebtedness

Fiscal Year *	Total amount of debt of any kind	Index type	Level of indebtedness	Description and reason for the use of other indexes
12/31/2014	848,159,211,000.00	Level of indebtedness	10.3100000	-
*In accordance with International Accounting Standards - IFRS

3.8 - Obligations according to nature and maturity

Fiscal year 12/31/2014 (In accordance with International Accounting Standards-IFRS)
Debt type	Less than one year	One to three years	Three to five years	More than five years	Total
Company	644,493,388,000.00	162,543,155,000.00	24,787,673,000.00	16,334,995,000.00	848,159,211,000.00
Total	644,493,388,000.00	162,543,155,000.00	24,787,673,000.00	16,334,995,000.00	848,159,211,000.00

12 - Reference Form - 2015

4. Risk factors

3.9 - Other relevant information

The selected financial information described in this item refers to consolidated financial statements.

Note: Item 3.1: Composition of Net Income – Consolidated

			In R$
Composition (In accordance with International Accounting Standards-IFRS)	2014	2013	2012
Revenue from financial intermediation	103,893,096,000.00	90,682,625,000.00	83,031,854,000.00
Fee and Commission Income	16,759,980,000.00	14,535,723,000.00	12,757,131,000.00
Insurance, Pension Plan and Bond Retained Premiums	50,454,983,000.00	44,887,215,000.00	40,176,745,000.00
Equity in The Earnings (Losses) of Unconsolidated Companies and Joint Ventures	1,389,816,000.00	1,062,687,000.00	980,212,000.00
Other operating income	3,916,996,000.00	5,914,680,000.00	2,903,630,000.00
Cofins contributions	(2,628,819,000.00)	(2,557,543,000.00)	(2,586,727,000.00)
Tax on Services - ISS	(525,671,000.00)	(489,559,000.00)	(438,987,000.00)
Social Integration Program (PIS) contribution	(460,202,000.00)	(449,442,000.00)	(426,563,000.00)
TOTAL	172,800,179,000.00	153,586,386,000.00	136,397,295,000.00

By December 31, 2012, the Bradesco proportionally consolidated its interests in jointly controlled subsidiaries (joint venture), in accordance with the requirements of IAS 31. As of January 1, 2013, the Bradesco adopted the IFRS 11-"Joint Arrangements", thereby changing the accounting policy for business holdings set to the equity method. The effects of adopting IFRS 11 did not generate significant impacts on the financial statements of the Bradesco and are reflected in all periods.

Dividend payouts and withholding of net income

Highlights that the financial statements used for the policy of allocation of incomes and for the distribution of dividends and interest on shareholders’ equity, pursuant to items 3.4 and 3.5, respectively, were prepared in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil.

13 - Reference Form - 2015

4. Risk factors

4. Risk factors

4.1 - Description of risk factors

Macroeconomic risks

The current weakness in Brazilian macroeconomic conditions and perception of certain risks and uncertainties relating to Brazil may have a material adverse effect on our financial condition and results of operations.

We conduct the vast majority of our operations in Brazil and, accordingly, our results of operations are significantly impacted by macroeconomic conditions in Brazil. In prior years, we have benefited from Brazil’s generally stable economic environment and relatively strong annual GDP growth. However, starting in 2013, GDP growth in Brazil began to decelerate as a result of a variety of factors including a weakening of the Brazilian real, the increasing level of the current account deficit and persistent inflation.

In addition to macroeconomic conditions, the perception of risks and uncertainties surrounding Brazil may also adversely affect our business.

In 2014, the Brazilian Federal Police and the Prosecution Office commenced a series of anti-corruption investigations called "Operation Car Wash" ("Operação Lava Jato") in which, among other matters, certain officers and employees of Petróleo Brasileiro S.A. ("Petrobras"), a Brazilian state-controlled energy company, were accused of accepting illegal payments in order to influence commercial decisions. During the course of 2014 and 2015, these anti-corruption investigations have become wide-ranging and have given rise to various criminal proceedings, which eventually involved not only senior officers and employees of Petrobras but also senior officers of companies in the Brazilian construction sector. The high-profile nature of these investigations may have momentarily harmed the reputation of Brazil, which could reduce investor confidence, making it more difficult for Brazilian companies to obtain financing. We cannot predict how long the anti-corruption investigations may continue, or how significant the effects of the anti-corruption investigations may be for the Brazilian economy. If uncertainty continues or a reduction in investor confidence as a result of these investigations is material, it may adversely affect the results of our operations.

In addition, our subsidiary Banco Bradesco BBI S.A. (“Bradesco BBI”) is a party to certain legal proceedings filed against Petrobras and other defendants, due to its role as underwriter in a notes offering of Petrobras. We or our subsidiaries may become a party to other legal proceedings against Petrobras or other companies which have not yet been filed. A negative outcome of these ongoing legal proceedings or any new legal proceedings may harm our reputation and may adversely affect our financial condition and results of operations.

Further, adverse hydrological conditions in the south-east of Brazil have led to water shortages in the States of São Paulo, Minas Gerais and Rio de Janeiro. These conditions may be further exacerbated during the dry season which spans the months of April to September. This may lead to water rationing as well as electricity shortages due to the fact that Brazil relies heavily on hydroelectric power plants.

The continuation of any one of, or a combination of, these factors may lead to a further slowdown in GDP growth, which in turn may have an adverse effect on our financial condition and results of operations.

The Brazilian government exercises influence over the Brazilian economy, and Brazilian political and economic conditions have a direct impact on our business.

Our financial condition and results of operations are substantially dependent on Brazil’s economy, which in the past has been characterized by frequent and occasionally drastic intervention by the Brazilian government and volatile economic cycles.

In the past, the Brazilian government has often changed monetary, fiscal, taxation and other policies to influence the course of Brazil’s economy. We have no control over, and cannot predict, what measures or policies the Brazilian government may take in response to the current or future Brazilian economic situation or how Brazilian government intervention and government policies will affect the Brazilian economy and, both directly and indirectly, our operations and revenues.

Our operations, financial condition and the market price of our shares may be adversely affected by changes in policy involving exchange controls, tax and other matters, as well as factors such as:

•   exchange rate fluctuations;

•   base interest rate fluctuations;

•   domestic economic growth;

14 - Reference Form - 2015

4. Risk factors

•   political, social or economic instability;

•   monetary policies;

•   tax policy and changes in tax regimes;

•   exchange controls policies;

•   liquidity of domestic financial, capital and credit markets;

•   our customers' capacity to meet their other obligations with us;

•   decreases in wage and income levels;

•   increases in unemployment rates;

•   macroprudential measures;

•   inflation; and

•   other political, diplomatic, social and economic developments within and outside of Brazil that affect the country.

Currency exchange variations may have an adverse effect on the Brazilian economy and on our results and financial condition.

Our business is impacted by fluctuations in the value of the real. After an extended appreciation process, interrupted only in late 2008 as a result of the global crisis, the Brazilian real started to weaken in mid-2011. This trend accelerated in 2013, 2014 and early 2015. The weaker currency made some local manufacturers (particularly exporters) more competitive but also made managing economic policy, particularly inflation, increasingly difficult, even with a slowdown in growth. A weaker real also adversely impacts Brazilian companies who have U.S. dollar indexed to- and/or denominated debt.

As of December 31, 2014, the net balance of our assets and liabilities denominated in, or indexed to, foreign currencies (primarily U.S. dollars) was 3.5% of our total assets. If the Brazilian currency is devalued or depreciates, we risk losses on our liabilities denominated in, or indexed to, foreign currencies, such as our U.S. dollar denominated long term debt and foreign currency loans, and experience gains on our monetary assets denominated in or indexed to foreign currencies, as the liabilities and assets are translated into reais. Accordingly, if our liabilities denominated in, or indexed to, foreign currencies significantly exceed our monetary assets denominated in, or indexed to, foreign currencies, including any financial instruments entered into for hedging purposes, a large devaluation or depreciation of the Brazilian currency could materially and adversely affect our financial results and the market price of our shares, even if the value of the liabilities has not changed in their original currency. In addition, our lending operations depend significantly on our capacity to match the cost of funds indexed to the U.S. dollar with the rates charged to our customers. A significant devaluation or depreciation of the U.S. dollar may affect our ability to attract customers on such terms or to charge rates indexed to the U.S. dollar.

Conversely, when the Brazilian currency appreciates, we incur losses on our monetary assets denominated in, or indexed to, foreign currencies, such as the U.S. dollar, and experience decreases in our liabilities denominated in, or indexed to, foreign currencies, as the liabilities and assets are translated into reais. Therefore, if our monetary assets denominated in, or indexed to, foreign currencies significantly exceed our liabilities denominated in, or indexed to, foreign currencies, including any financial instruments entered into for hedging purposes, a large appreciation of the Brazilian currency could materially and adversely affect our financial results even if the value of the monetary assets has not changed in their original currency.

If Brazil experiences substantial inflation in the future, our revenues and our ability to access foreign financial markets may be reduced.

Brazil has, in the past, experienced extremely high rates of inflation. Inflation and governmental measures to combat inflation have in the past had significant negative effects on the Brazilian economy and contributed to increased economic uncertainty in Brazil and heightened volatility in the Brazilian securities markets, which may have an adverse effect on us.

The memory of and potential for inflation is still present, despite the monetary stability achieved in the mid-1990s which intensified after 1999 with the adoption of inflation targeting norms. There are still concerns that inflation levels might rise again in the future. The current system is a monetary regime which the Central Bank oversees in order to assure that the effective rate of inflation keeps in line with a predetermined target, previously announced to the public. Brazil’s rates of inflation, as measured by the General Price Index – Domestic Availability or “IGP-DI” (Índice Geral de Preços Disponibilidade Interna), reached 3.8%, 5.5% and 8.1% in 2014, 2013 and 2012, respectively.

15 - Reference Form - 2015

4. Risk factors

Government measures to combat inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and reducing economic growth. As a result, interest rates have fluctuated significantly. Increases in the base interest rate (SELIC) set by the Central Bank Committee on Monetary Policy (Comitê de Política Monetária - COPOM) may have an adverse effect on us by reducing demand for our credit, and increasing our cost of funds, domestic debt expense and the risk of customer default. Decreases in the SELIC rate may also have an adverse effect on us by decreasing the interest income we earn on our interest-earning assets and lowering our revenues and margins.

Future Brazilian government actions, including the imposition of taxes, intervention in the foreign exchange market and actions to adjust or fix the value of the real, as well as any GDP growth beyond expected levels may trigger increases in inflation. If Brazil experiences fluctuations in rates of inflation in the future, our costs and net margins may be affected and, if investor confidence lags, the price of our securities may fall. Inflationary pressures may also affect our ability to access foreign financial markets and may lead to counter-inflationary policies that may have an adverse effect on our business, financial condition, results of operations and the market value of our shares.

Changes in base interest rates by the COPOM may materially adversely affect our margins and results of operations.

The COPOM establishes the base interest rates for the Brazilian banking system (SELIC). The base interest rate was 11.75%, 10.0% and 7.25% per annum as of December 31, 2014, 2013 and 2012, respectively. Changes in the base interest rate may adversely affect our results of operations because:

•                    high base interest rates increase our domestic debt expense and may increase the likelihood of customer defaults; and

•                    low base interest rates may diminish our interest income.

The COPOM adjusts the SELIC rate in order to manage aspects of the Brazilian economy, including the protection of reserves and capital flows. We have no control over the SELIC rate set by the COPOM or how often such rate is adjusted.

Developments and the perception of risk in Brazil and other countries, especially emerging market countries, may adversely affect the market price of Brazilian securities, including our shares.

The market value of securities of Brazilian companies is affected to varying degrees by economic and market conditions in other countries, including other Latin American and emerging market countries. Although economic conditions in these countries may differ significantly from economic conditions in Brazil, investors' reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Crises in other emerging market countries may diminish investor interest in securities of Brazilian issuers, including ours, which could adversely affect the market price of our shares.

The recent global financial crisis has had significant consequences worldwide, including in Brazil, such as capital markets volatility, unavailability of credit, higher interest rates, a general slowdown of the world economy and volatile exchange rates, among others, which had, and may continue to have in the future, directly or indirectly, an adverse effect on our business, financial condition, results of operations, the market price of securities of Brazilian issuers, including ours, and our ability to finance our operations.

Risks relating to Bradesco and the Brazilian banking industry

We may experience increases in our level of past due loans as our loans and advances portfolio becomes more seasoned.

Our loans and advances portfolio has grown substantially over recent years, primarily as a result of the expansion of the Brazilian economy. Any corresponding rise in our level of non-performing loans and advances may lag behind the rate of loan growth, as loans typically do not have payments falling due for a short period of time after their origination. Levels of past due loans are higher among our individual clients than our corporate clients. From 2012 to 2014, the total of our portfolio of loans and advances to customers increased by 20.9% and our level of impairment of loans and advances increased by 6.1%, principally due to the increase in the individual customer base.

Beginning in mid-2008, weakening economic conditions in Brazil led to increases in our delinquency level, particularly impacting our individual clients as unemployment rates in Brazil began to rise. This trend worsened in 2009. In 2010, as a result of the improvement in Brazilian economic conditions, we experienced a decrease in our delinquency ratios, which led to a slight decrease in our impairment. In 2011, in view of the global economic slowdown, our delinquency ratios increased slightly when compared to 2010. This increase continued in 2012, mainly in operations with individuals and small and medium enterprises. In 2012 delinquency ratios showed a slight increase compared to 2011, mostly for operations with individuals and small and medium enterprises. In 2013, there was a decrease in delinquency ratios, due to the tightening in monetary policy in Brazil in order to control inflation. In 2014, our delinquency ratio, calculated based on information prepared in accordance with accounting practices adopted in Brazil (“BR GAAP”), which is defined as the total operations overdue for over 90 days in relation to the total portfolio of loans and advances, decreased to 3.5% from 4.1% in 2012. This decrease was mainly related to operations with individuals and small and medium enterprises. As of December 31, 2014, our impairment of loans and advances increased by 6.4% when compared to December 31, 2013, while our portfolio of loans and advances to customers grew by 7.8% over that same period.

16 - Reference Form - 2015

4. Risk factors

Rapid loan growth may also reduce our ratio of non-performing loans to total loans until growth slows or the portfolio becomes more seasoned. Adverse economic conditions and a slower growth rate for our loans and advances to customers may result in increases in our impairment of loans and advances, charge-offs and our ratio of non-performing loans and advances to total loans and advances, which may have an adverse effect on our business, financial condition and results of operations.

Adverse conditions in the credit and capital markets may adversely affect our ability to access funding in a cost effective and/or timely manner.

Volatility and uncertainties in the credit and capital markets have generally decreased liquidity, with increased costs of funding for financial institutions and corporations. These conditions may impact our ability to replace, in a cost effective and/or timely manner, maturing liabilities and/or access funding to execute our growth strategy. If we are forced to delay raising capital or pay unattractive interest rates in order to obtain capital, our financial condition and results of operations may be adversely affected.

The increasingly competitive environment in the Brazilian bank and insurance industries may negatively affect our business prospects.

The markets for financial, banking and insurance services in Brazil are highly competitive. We face significant competition in all of our principal areas of operation from other large Brazilian and international banks and insurance companies, public and private.

Competition has increased as a result of consolidations among financial institutions in Brazil and as a result of regulations by the National Monetary Committee (Conselho Monetário Nacional), or “CMN”, that facilitate customers' ability to switch business between banks. The increased competition may materially and adversely affect us by, among other things, limiting our ability to retain our existing consumer base, increase our customer base and expand our operations, reducing our profit margins on banking and other services and products we offer, and limiting investment opportunities.

Additionally, Brazilian regulations raise limited barriers to market entry and do not differentiate between local or foreign commercial and investment banks and insurance companies. As a result, the presence of foreign banks and insurance companies in Brazil, some of which have greater resources than us, has grown over the years, and competition in both the banking and insurance sectors has increased. The privatization of publicly owned banks has also made the Brazilian markets for banking and other financial services more competitive.

The increased competition may negatively affect our business results and prospects by, among other things:

•                    limiting our ability to increase our customer base and expand our operations;

•                    reducing our profit margins in the banking, insurance, leasing and other services and products offered by us; and

•                    increasing competition for foreign investment opportunities.

Losses on our investments in financial assets may have a significant impact on our results of operations and are not predictable.

The value of certain of our investments in financial assets may decline significantly due to volatile financial markets and may fluctuate over short periods of time. As of December 31, 2014, investments in financial assets represented 21.4% of our assets, and realized investment gains and losses have had and will continue to have a significant impact on the results of our operations.The amounts of such gains and losses, which we record when investments in financial assets are sold, or in certain limited circumstances where they are marked to market or recognized at fair value, may fluctuate considerably from period to period. The level of fluctuation depends, in part, upon the fair value of the financial assets, which in turn may vary considerably, and our investment policies. We cannot predict the amount of realized gain or loss for any future period, and our management believes that variations from period to period have no practical analytical value. Furthermore, any gains on our investment portfolio may not continue to contribute to net income at levels consistent with recent periods or at all, and we may not successfully realize the appreciation in our consolidated investment portfolio or any portion thereof.

17 - Reference Form - 2015

4. Risk factors

We may incur losses associated with counterparty exposures.

We face the possibility that a counterparty will be unable to honor its contractual obligations. These counterparties may default on their obligations due to bankruptcy, lack of liquidity, operational failure or other reasons. This risk may arise, for example, from entering into swap or other derivative contracts under which counterparties have obligations to make payments to us; executing currency or other trades that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries. Such counterparty risk is more acute in complex markets where the risk of failure of counterparties is higher.

Our trading activities and derivatives transactions may produce material losses.

We engage in the trading of securities, buying debt and equity securities principally to sell them in the near term with the objective of generating profits on short-term differences in price. These investments could expose us to the possibility of material financial losses in the future, as securities are subject to fluctuations in value, which may generate losses. In addition, we enter into derivatives transactions to manage our exposure to interest rate and exchange rate risk. Such derivatives transactions are designed to protect us against increases in exchange rates or interest rates or against decreases in such rates, but not both. If we have entered into derivatives transactions to protect against, for example, decreases in the value of the real or in interest rates and the real instead increases in value or interest rates increase, we may incur financial losses. Such losses could materially and adversely affect our future results of operations and cash flow.

The Brazilian government regulates the operations of Brazilian financial institutions and insurance companies, and changes in existing laws and regulations or the imposition of new laws and regulations may negatively affect our operations and revenues.

Brazilian banks and insurance companies, including our banking and insurance operations, are subject to extensive and continuous regulatory review by the Brazilian government. We have no control over government regulations, which govern all facets of our operations, including the imposition of:

•                    minimum capital requirements;

•                    compulsory deposit/reserve requirements;

•                    fixed assets investment limitations;

•                    lending limits and other credit restrictions;

•                    accounting and statistical requirements;

•                    minimum coverage; and

•                    mandatory provisioning policies.

The regulatory structure governing Brazilian banks and insurance companies is continuously evolving. Existing laws and regulations could be amended, the manner in which laws and regulations are enforced or interpreted could change, and new laws or regulations could be adopted. Such changes could materially adversely affect our operations and our revenues.

In particular, the Brazilian government has historically enacted regulations affecting financial institutions in an effort to implement its economic policies. These regulations are intended to control the availability of credit and reduce or increase consumption in Brazil. These changes may adversely affect us because our returns on compulsory deposits are lower than those we obtain on our other investments. Regulations issued by the Central Bank are not subject to a legislative process. Therefore those regulations can be enacted and implemented in a very short period of time, thereby affecting our activities in sudden and unexpected ways.

A majority of our common shares are held by one shareholder and none of our board members are independent and their interests may conflict with those of our other investors.

As of December 31, 2014, Fundação Bradesco directly and indirectly held 56.5% of our common shares. As a result, Fundação Bradesco has the power, among other things, to prevent a change in control of our company, even if a transaction of that nature would be beneficial to our other shareholders, as well as to approve related party transactions or corporate reorganizations. Under the terms of Fundação Bradesco’s by-laws, members of our Diretoria Executiva, or of our Board of Executive Officers, and departmental officers that have been working with us for more than ten years serve as members of the Board of Trustees of Fundação Bradesco. The Board of Trustees has no other members.

18 - Reference Form - 2015

4. Risk factors

Our Board of Directors has 10 members, none of whom are regarded as independent. Brazilian Corporate Law provides that only individuals may be appointed to a company's board of directors. Accordingly, there is no legal or statutory provision requiring Bradesco to have independent directors. As a result, the interests of our Board of Directors may not always be in line with the interests of our common shareholders and these holders do not have the same protections they would have if most of the directors were independent. Furthermore, our directors are associated to Fundação Bradesco and circumstances may arise in which the interests of Fundação Bradesco, and its associates, conflict with with our other investors’ interests.

Decisions in relation to our policy towards acquisitions, divestitures, financings or other transactions could be made by Fundação Bradesco and our Board of Directors, which may be contrary to the interests of holders of common shares, and which may have a negative impact on the interests of holders of common shares.

Changes in regulations regarding reserve and compulsory deposit requirements may reduce operating margins.

The Central Bank has periodically changed the level of compulsory deposits that financial institutions in Brazil are required to abide by.

Compulsory deposits generally yield lower returns than our other investments and deposits because:

•   a portion of our compulsory deposits do not bear interest; and

•   a portion of our compulsory deposits must finance a federal housing program, the Brazilian rural sector, low income customers and small enterprises under a program referred to as a "microcredit program."

As of December 31, 2014, our compulsory deposits in connection with demand, savings and time deposits and additional compulsory deposits were R$50.9 billion. Reserve requirements have been used by the Central Bank to control liquidity as part of monetary policy in the past, and we have no control over their imposition. Any increase in the compulsory deposit requirements may reduce our ability to lend funds and to make other investments and, as a result, may adversely affect us.

Changes in taxes and other fiscal assessments may adversely affect us.

The Brazilian government regularly enacts reforms to the tax and other assessment regimes to which we and our customers are subject. Such reforms include changes in the rate of assessments and, occasionally, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. The effects of these changes and any other changes that result from enactment of additional tax reforms have not been, and cannot be, quantified and there can be no assurance that these reforms will not, once implemented, have an adverse effect upon our business. Furthermore, such changes may produce uncertainty in the financial system, increasing the cost of borrowing and contributing to the increase in our non-performing portfolio of loans and advances.

The Brazilian Constitution used to establish a ceiling on loan interest rates and if the Brazilian government enacts new legislation with similar effect in the future, our results of operations may be adversely affected.

Article 192 of the Brazilian Constitution, enacted in 1988, established a 12.0% per annum ceiling on bank loan interest rates. However, since the enactment of the Brazilian Constitution, this rate had not been enforced, as the regulation regarding the ceiling was pending. The understanding that this ceiling is not yet in force has been confirmed by Súmula Vinculante No. 7, a final binding decision enacted in 2008 by the Brazilian Supreme Court (STF) in accordance with such Court’s prior understanding on this matter. Since 1988, several attempts were made to regulate the limitation on loan interest, and especially bank loan interest rates, but none of them were implemented nor have been confirmed by Brazilian superior courts.

On May 29, 2003, Constitutional Amendment No. 40 (EC 40/03) was enacted and revoked all subsections and paragraphs of Article 192 of the Brazilian constitution. This amendment allows the Brazilian Financial System, to be regulated by specific laws for each sector of the system rather than by a single law relating to the system as a whole.

With the enactment of Law No. 10,406/02, as amended, (the “Civil Code”), unless the parties to a loan have agreed to use a different rate, in principle the interest rate ceiling has been pegged to the base rate charged by the National Treasury Office (Fazenda Nacional). There is currently an uncertainty as to whether such base rate which is referred to in the Civil Code is: (i) the Special Clearing and Settlement System (Sistema Especial de Liquidação e Custódia) rate, which we call the “SELIC” rate, the base interest rate established by COPOM, which was 11.75% per annum as of December 31, 2014 and 12.75% per annum as of March 31, 2015; or (ii) the 12.0% a.a. rate established in Article 161, paragraph 1, of Law No. 5,172, of October 25, 1966, as amended (“Brazilian Tax Code”), which is the default interest rate due when taxes are not paid on time.

19 - Reference Form - 2015

4. Risk factors

Any substantial increase or decrease in the interest rate ceiling could have a material effect on the financial condition, results of operations or prospects of Brazilian financial institutions, including us.

Additionally, certain Brazilian courts have issued decisions in the past limiting interest rates on consumer financing transactions that are considered abusive or excessively onerous in comparison with market practice. Brazilian courts’ future decisions as well as changes in legislation and regulations restricting interest rates charged by financial institutions could have an adverse effect on our business.

Our losses in connection with insurance claims may vary from time to time, and differences between the losses from actual claims, underwriting and reserving assumptions and the related provisions may have an adverse effect on us.

The results of our operations significantly depend upon the extent to which our actual claims are consistent with the assumptions we used to assess our potential future policy and claim liabilities and to price our insurance products. We seek to limit our responsibility and price our insurance products based on the expected payout of benefits, calculated using several factors, such as: assumptions for investment returns, mortality and morbidity rates, expenses, persistency, and certain macroeconomic factors, such as inflation and interest rates. These assumptions may deviate from our prior experience, due to factors beyond our control such as natural disasters (floods, explosions and fires), man-made disasters (riots, gang or terrorist attacks) or changes in mortality and morbidity rates as a result of advances in medical technology and longevity, among others. Therefore, we cannot determine precisely the amounts that we will ultimately pay to settle these liabilities, when these payments will need to be made, or whether the assets supporting our policy liabilities, together with future premiums and contributions, will be sufficient for payment of these liabilities. These amounts may vary from the estimated amounts, particularly when those payments do not occur until well in the future, which is the case with certain of our life insurance products. Accordingly, the establishment of the related provisions is inherently uncertain and our actual losses usually deviate, sometimes substantially, from such estimated amounts. To the extent that actual claims are less favorable than the underlying assumptions used in establishing such liabilities, we may be required to increase our provisions, which may have an adverse effect on our financial condition and results of operations.

We are jointly liable for claims of our customers if our reinsurers fail to meet their obligations under the reinsurance contracts.

The purchase of reinsurance does not hold us harmless against our liability towards our clients if the reinsurer fails to meet its obligations under the reinsurance contracts. As a result, reinsurers' insolvency or failure to make timely payments under these contracts could have an adverse effect on us, given that we remain responsible before our policyholders.

A failure in, or breach of, our operational, security or technology systems could temporarily interrupt our businesses, increasing our costs and causing losses.

Although we have high profile information security controls, and continue to invest in the infrastructure, operations and crisis management in place, our business, financial, accounting, data processing systems or other operating systems and facilities may stop operating properly for a limited period of time or become temporarily disabled or damaged as a result of a number of factors including events that are wholly or partially beyond our control, such as: electrical or telecommunications outages; breakdowns, systems failures or other events affecting third parties with which we do business or that facilitate our business activities, including exchanges, clearing houses, financial intermediaries or service providers; events arising from local and larger-scale political or social matters and cyber attacks.

We strongly depend on technology and thus become vulnerable to viruses, malicious software and other forms of cyber attacks, which may unexpectedly impair the operation of systems that manage and store sensitive and/or confidential information on our operations.

We and other financial institutions have already experienced attacks on computer systems. Although we have to date not experienced any material loss of data from these attacks, it is possible, given the use of new technologies and increasing reliance on the Internet and the varying nature of such attacks, that we may not be able to effectively anticipate and prevent such attacks.

Cyber attacks and temporary interruptions or failures in the physical infrastructure or operating systems that support our businesses and customers, could result in customer attrition, regulatory fines, penalties or intervention, reimbursement or other compensation costs.

20 - Reference Form - 2015

4. Risk factors

The Brazilian Supreme Court is currently deciding cases relating to the application of inflation adjustments which may increase our costs and cause losses.

The Brazilian Supreme Court (Supremo Tribunal Federal, or “STF”), which is the highest court in Brazil and is responsible for judging constitutional matters, is currently deciding on whether savings account holders have the right to obtain adjustments for inflation related to their deposits due to the economic plans Cruzado, Bresser, Verão, Collor I and Collor II, implemented in the 1980s and 1990s, before the Plano Real, in 1994. The trial began in November 2013, but was recently interrupted. According to the institutions representing the account holders, banks misapplied the monetary adjustments when those economic plans were implemented, and should indemnify the account holders for the non-adjustment of those amounts.

In connection with a related sentence, the Superior Court of Justice (Superior Tribunal de Justiça, or “STJ”), which is the highest court responsible for deciding on federal laws, decided, in May 2014, that the starting date for counting default interest for compensating savings account holders must be the date of summons of the related lawsuit (rather than the date of settlement of the judgment), therefore increasing the amount of possible losses for the affected banks in the event of an unfavorable decision by the STF.

We cannot predict the outcome of this case. However, depending on the decision by the STF, banks (including ourselves) might incur material costs which could cause losses for us.

4.2 - Comments on expectations of changes in exposure to risk factors

There is no expectation of reduction or increase in the exposure of the issuer in relation to the risks mentioned in item 4.1.

4.3 - Non-confidential and relevant litigation, arbitration or adjudicatory proceedings

According to relevance assessment, Bradesco verified that there are no relevant proceedings that may lead to damage to its image or legal risks. For the proceedings described below, we have established a materiality of R$ 493 million, which represents 0.5% of the issuer's Reference Assets
(R$ 98.605 million). Therefore, the proceedings whose financial impacts outweigh such materiality were chosen. Possible differences found between the proceedings disclosed below with the values disclosed in the Notes refer to proceedings that, individually, have lower materiality than what we consider relevant.

Bradesco Organization is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

The provisions were build based on their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, where the loss is deemed probable.

The management considers that the provision is sufficient to cover losses generated by the respective lawsuits. Liability related to litigation is held until the conclusion to the lawsuit, represented by judicial decisions, with no further appeals or due to the Bylaws of limitation.

In accordance with the materiality and criteria specified above, individually, there are no relevant proceedings of labor and civil nature. The tax and social security relevant proceedings, and that were deemed with Possible or Remote chance of loss, are described below:

Lawsuit:	MS 1999.61.00.009282-1
a. court of law	Federal
b. instance	TRF 3rd region - 2nd Section
c. date of establishment	3/04/1999
d. parties	Plaintiff: Banco BMC S.A (currently Banco Bradesco Financiamentos S/A) Defendant: Special Financial Institutions Delegate in SP.
e. values, assets or rights involved	R$ 2,063,129,177.52
f. key facts

Lawsuit in plead to calculate and pay COFINS as of February 1999, based on the actual revenues, whose concept is established in Article 2 of Supplementary Law 70/91, thus eliminating the unconstitutional expansion of the calculation basis required by paragraph 1 of Article 3 of Law No. 9,718/98.

After Judgment in favor of the company, final decision ruled on August 2006, there was a discussion about the interpretation of the ruling, in which the final decision was made in favor of the company, against which the Federal Government joined with Rescission Action n° 0024478-62.2014.4.03.0000 in appeal. Judicial deposits effected monthly.

g. chance of loss (probable, possible or remote)	The chance of loss is remote.
h. analysis of the impact in the event of defeat in the proceeding	In case of loss in the proceedings, the values shall be paid by converting the judicial deposit into Federal Union income.
i. value provisioned (if applicable)	Provision reversed in July/2014

21 - Reference Form - 2015

4. Risk factors

Lawsuit:	MS 2006.61.00.027475-9
a. court of law	Federal
b. instance	TRF 3rd Region - 3rd Section
c. date of establishment	12/14/2006
d. parties	Plaintiff: Banco IBI S.A - Universal Bank Defendant: Special Financial Institutions Delegate in São Paulo
e. values, assets or rights involved	R$ 981,657,684.37
f. key facts

Lawsuit pleading, as of January 2007: (i) the non-requirement of COFINS and PIS contribution, in the mode required by law No. 9,718/98, be recognized and declared, thus preventing their incidence on income which are not consistent with the concept of billing (product sales of goods and provision of services); (ii) the non-requirement of COFINS at a rate of 3%, but rather at the rate of 2% be recognized and declared; and (iii) the existence of values wrongly collected by virtue of the PIS (basis of calculation) and COFINS (tax base and tax rate) and the subsequent credit right be recognized and the compensation of those values against installments of taxes and contributions administered by the Brazilian Revenue Service be authorized.

On March 2007 an injunction was granted to remove only the requirement for the collection of PIS and COFINS on the calculation basis pursuant to Law 9,718/98.

On November 2007 the sentence was rendered irrelevant and the Injunction by favorable ruling obtained on interlocutory appeal was reinstated.

On January 2011 a partly favorable ruling was rendered, declaring unconstitutional the incidence of PIS and COFINS under Law 9,718/98 for revenues other than billing. Pending amendment of judgment to clarify whether the concept of billing includes financial income.

The judicial deposit of the amounts involved was effected in full.

The company filed extraordinary and special suits at the STJ and STF which await examination of admissibility.

g. chance of loss (probable, possible or remote)	The prospect of loss is possible. There was the constitution of a provision for we understand this is a legal obligation.
h. analysis of the impact in the event of defeat in the proceeding	In case of loss in the proceedings, the values provisioned shall be paid by converting the judicial deposit into Federal Union income.
i. value provisioned (if applicable)	R$ 981,657,684.37

Lawsuit:	16327.000190/2011-83
a. court of law	Administrative
b. instance	Second Instance - Administrative Council of Tax Appeal - CARF
c. date of establishment	12/14/2011
d. parties	Plaintiff: Federal Union (Brazilian Revenue Service) Defendant: Banco Bradesco S/A
e. values, assets or rights involved	R$ 2,695,591,848.86
f. key facts

Adjudicatory Proceeding: Credit of COFINS due to success in the AO 2006.61.00.003422-0 (enlargement of the calculation basis - Law 9,718/98), whose license was granted by the RFB in 2011, but the compensation effected also in 2011 was rejected.

After the favorable ruling obtained in ordinary session on June 2011, the company filed a credit clearance request, which was granted in August 2011. Thus, the company began to use the credit recognized by the RFB. However, on December 2011 the company was informed of an order rejecting the compensation carried out. Against that refusal, the company expressed dissatisfaction and filed a voluntary appeal, which were deemed unfounded. Opposite amendments of judgment awaiting in the Administrative Council of Tax Appeals - CARF. With the opposition of amendment of judgment, the reserve requirements of the value involved is suspended.

g. chance of loss (probable, possible or remote)	Remote
h. analysis of the impact in the event of defeat in the proceeding

If there is loss of the proceedings before the administrative sphere, the case will be discussed in court, where the prospect of loss is also remote, by virtue of the grounds of fact and law involved.

In the remote chance of loss in any lawsuit, the value involved will need to be paid, raising the profit or loss for the financial year.

i. value provisioned (if applicable)	There is no provision for the contingency, since the prospect of loss is remote.

22 - Reference Form - 2015

4. Risk factors

Adjudicatory Proceeding:	10970.720351/2011-88
a. court of law	Administrative
b. instance	Second Instance - Administrative Council of Tax Appeal - CARF
c. date of establishment	11/30/2011
d. parties	Plaintiff: Federal Union (Brazilian Revenue Service) Defendant: Tempo Serviços Ltda.
e. values, assets or rights involved	R$ 643,410,338.70
f. key facts

Adjudicatory Proceeding: Official notification of IRPJ and CSLL on the disallowance of the amortization expenses of the premium paid on the acquisition of investment.

On August 2014 there was an option for partial accession to the tax benefit introduced by Law 11,941/09, extended by Art. 2 of Law 12.996/14, only for the values of CSLL, difference in rate of 9% to 15%. Pending approval.

The reserve requirements of the value involved is suspended by voluntary appeal filed to the Administrative Council of Tax Appeals - CARF, brought only in relation to the disallowance of the amortization of premium.

g. chance of loss (probable, possible or remote)	R$ 239,091,281.90 – remote R$ 404,319,056.80 – possible R$ 643,410,338.70
h. analysis of the impact in the event of defeat in the proceeding

If there is loss of the proceedings before the administrative sphere, the case will be discussed in court, where the prospect of loss is considerable, by virtue of the grounds of fact and law involved.

In the event of loss in any lawsuit, the value involved will need to be paid, raising the profit or loss for the financial year.

i. value provisioned (if applicable)	There is no provision for the contingency, since the prospect of loss is partially possible, partially remote.

Tax Foreclosure:	0100563-94.0700.8.26.0090
a. court of law	Municipal
b. instance	Municipal Court of Tax Foreclosure of the Capital/SP
c. date of establishment	5/02/2011
d. parties	Plaintiff: São Paulo City Hall Defendant: Bradesco Leasing S/A Arrendamento Mercantil
e. values, assets or rights involved	R$ 605,059,825.33
f. key facts

Tax Foreclosure – filed by the municipality of São Paulo (SP) against Bradesco Leasing on June 2007, originally from violation notices issued against BCN Leasing, extinct by incorporation.

The company took notice of the Tax Foreclosure on May 2011 and on June 2011 filed a motion for Advance Dismissal of Enforcement based on the nullities of precedent adjudicatory proceedings, illegitimacy of part, decadence and prescription.

The reserve requirements of the values involved is suspended due to the provision of surety bonds in the total amount of the debt and opposition to embargoes to reserve requirements awaiting trial.

g. chance of loss (probable, possible or remote)	Possible
h. analysis of the impact in the event of defeat in the proceeding	In the event of loss in the lawsuit, the value involved will need to be paid, raising the profit or loss for the financial year.
i. value provisioned (if applicable)	There is no provision for the contingency, since the prospect of loss is possible.

23 - Reference Form - 2015

4. Risk factors

Lawsuit:	MS 2000.51.01.006622-4
a. court of law	14th Federal Court - Judicial Section of Rio de Janeiro
b. instance	Superior Court of Justice
c. date of establishment	10/01/2008
d. parties	Plaintiff: Bradesco Saúde S/A Defendant: INSS
e. values, assets or rights involved	R$ 891,840,130.66
f. key facts

Injunction filed by Bradesco Saúde S.A. with the aim of questioning the existence of tax and legal relationship that force it to collect the Social Security Contribution on payments made to doctors/dentists.

In November 2001, the unfavorable sentence was published, recognizing the incidence of the Social Security Contribution on the payments made by the Plaintiffs to doctors, and therefore refused the order.

In February 2003, The 2nd Regional Federal Court rendered a ruling denying the appeal of the Petitioner to maintain the contested decision.

Instituted special and extraordinary motion – both admitted at the origin. Monocratic ruling by the Minister Rapporteur upheld the Special Appeal to grant security. Appeal Against Court Regulations, by the Union, pending trial.

g. chance of loss (probable, possible or remote)	Remote
h. analysis of the impact in the event of defeat in the proceeding	Conversion of the judicial deposit in the Union's income. Need to collect Social Security Contribution on payments made to doctors/dentists.
i. value provisioned (if applicable)	The amounts deposited are provisioned.

Lawsuit:	16327.720064/2012-20
a. court of law	Administrative
b. instance	Second Instance - Administrative Council of Tax Appeal - CARF
c. date of establishment	2/03/2012
d. parties	Plaintiff: Federal Union (Brazilian Revenue Service) Defendant: Banco Bradesco S/A
e. values, assets or rights involved	R$ 1,131,853,031.22
f. key facts

Adjudicatory Proceeding: The official notification (Isolated Penalty of 50%) on the amount compensated of the credit of COFINS due to success in the AO 2006.61.00.003422-0 (enlargement of the calculation basis - Law 9,718/98), whose license was granted by the RFB in 2011, but the compensation effected also in 2011, was rejected.

After the favorable ruling obtained in ordinary session on June 2011, the company filed a credit clearance request, which was granted in August 2011. Thus, the company began to use the credit recognized by the RFB. However, on December 2011 the company was informed of an order rejecting the compensation carried out. The company disputed such denial. However, on February 2012 the company received the official notification on the 50% isolated penalty imposed as a result of non-approved compensations.

With the Impeachment and subsequent appeal to the Administrative Council of Tax Appeals - CARF, the reserve requirements for amount involved are suspended.

g. chance of loss (probable, possible or remote)	Remote
h. analysis of the impact in the event of defeat in the proceeding

If there is loss of the proceedings before the administrative sphere, the case will be discussed in court, where the prospect of loss is also remote, by virtue of the grounds of fact and law involved.

In the remote chance of loss in any lawsuit, the value involved will need to be paid, raising the profit or loss for the financial year.

i. value provisioned (if applicable)	There is no provision for the contingency, since the prospect of loss is remote.

24 - Reference Form - 2015

4. Risk factors

Lawsuit:	16327.720430/2012-41
a. court of law	Administrative
b. instance	Second Instance - Administrative Council of Tax Appeal - CARF
c. date of establishment	4/13/2012
d. parties	Plaintiff: Federal Union (Brazilian Revenue Service) Defendant: Ferrara Participações Ltda
e. values, assets or rights involved	R$ 1,748,405,421.82
f. key facts

Adjudicatory Proceeding: Official notification of IRPJ and CSLL concerning alleged capital gain taxation on divestiture.

Entry held in the trial of challenge and volunteer appeal.

The reserve requirements for the amount involved is suspended by the interposition of Amendment of Judgment that awaits in the Administrative Council of tax appeals-CARF. Special feature awaiting judgment of admissibility at the Superior Chamber of Tax Appeals.

g. chance of loss (probable, possible or remote)	Remote
h. analysis of the impact in the event of defeat in the proceeding

If there is loss of the proceedings before the administrative sphere, the case will be discussed in court, where the chances of success are considerable, by virtue of the grounds of fact and law involved.

In the event of loss in any lawsuit, the value involved will need to be paid, raising the profit or loss for the financial year.

i. value provisioned (if applicable)	There is no provision for the contingency, since the prospect of loss is remote.

Lawsuit:	NFL 1667.2013
a. court of law	Administrative
b. instance	Municipal Department of Finance - Salvador/BA City Hall
c. date of establishment	1/13/2014
d. parties	Plaintiff: Salvador/BA City Hall Defendant: Banco Alvorada S.A
e. values, assets or rights involved	R$ 507,919,814.11
f. key facts

NFL 1667.2013 - Tax Assessment drawn up by the city of Salvador for the collection of alleged ISS values for the period of December 2008 to December 2012 regarding the leasing income of Banco Alvorada.

With impeachment pending trial at the Municipal Department of Finance - Salvador/BA City Hall, the reserve requirements for the amount involved are suspended.

g. chance of loss (probable, possible or remote)	Possible
h. analysis of the impact in the event of defeat in the proceeding	In the event of loss in the lawsuit, the value involved will need to be paid, raising the profit or loss for the financial year.
i. value provisioned (if applicable)	There is no provision for the contingency, since the prospect of loss is possible.

25 - Reference Form - 2015

4. Risk factors

Lawsuit:	16327.720616/2014-61
a. court of law	Administrative
b. instance	First Instance - Federal Tax Office - DRJ
c. date of establishment	10/27/2014
d. parties	Plaintiff: Federal Union (Brazilian Revenue Service) Defendant: Banco Bradesco S/A
e. values, assets or rights involved	R$ 677,121,630.98
f. key facts

Adjudicatory Proceeding – official notification of IRPJ on the 2009 disallowance of the amortization expenses of leased goods.

With the impeachment pending in the Precinct of the Federal Tax Office - DRJ, the reserve requirements for amount involved are suspended.

g. chance of loss (probable, possible or remote)	Possible
h. analysis of the impact in the event of defeat in the proceeding

If there is loss of the proceedings before the administrative sphere, the case will be discussed in court, where the chances of success are considerable, by virtue of the grounds of fact and law involved.

In the event of loss in any lawsuit, the value involved will need to be paid, raising the profit or loss for the financial year.

i. value provisioned (if applicable)	There is no provision for the contingency, since the prospect of loss is possible.

4.4 - Non-confidential and relevant litigation, arbitration or adjudicatory proceedings whose appellees are administrators, former administrators, controllers, former controllers or investors

We do not have any proceedings under the conditions mentioned in item 4.4.

4.5 - Confidential relevant proceedings

We do not have any proceedings under the conditions mentioned in item 4.5.

4.6 - Non-confidential and relevant joint litigation, arbitration or adjudicatory proceedings, recurring or ancillary

Describe the legal, administrative or arbitration proceedings, recurring or ancillary, based on facts and similar legal causes which are not confidential and that together are relevant, in that the issuer or its subsidiaries are part, discriminating between labor, tax, civil and other, and indicating:

Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid overtime, pursuant to Article 224 of the Brazilian Labor Laws (CLT). In proceedings in which a judicial deposit is used to guarantee the execution of the judgment, the labor provision is made considering the estimated loss of these deposits. For proceedings with similar characteristics, the provision is recorded based on the average calculated value of payments made for labor complaints settled in the past 12 months; and for proceedings originating from acquired banks, with unique characteristics, the calculation and assessment of the required balance is conducted periodically, based on the updated recent loss history.

Overtime is monitored by using electronic time cards and paid regularly during the employment contract and, accordingly, the claims filed by former employees do not represent significant amounts.

On December 31, 2014, our provision of liabilities related to probable labor claims reached
R$ 2,705,363 thousand.

There is no process individually relevant in accordance with the criteria.

26 - Reference Form - 2015

4. Risk factors

Civil claims

These are claims for pain and suffering and property damages, mainly relating to protests, returned checks, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled using a computer-based system and provisioned whenever the loss is deemed as probable, considering the opinion of Management and their legal counsel, the nature of the lawsuits, and similarity with previous lawsuits, complexity and positioning of the courts.

Most of these lawsuits are brought to the Special Civil Court (JEC), in which the claims are limited to 40 times the minimum wage and do not cause significant impact on Bradesco Organization’s financial income.

It is worth mentioning the significant number of legal claims pleading alleged differences in adjustment for inflation on savings account balances is due to the implementation of economic plans that were part of the federal government’s economic policy to reduce inflation in the ‘80s and ‘90s.

Although Bradesco complied with the law and regulation in force at the time, these lawsuits have been recorded in provisions, taking into consideration the claims where the Bank is the defendant and the perspective of loss, which is considered after the analysis of each demand, based on the current decision of the Superior Court of Justice (STJ).

Note that, regarding disputes relating to economic plans, the Federal Supreme Court (STF) suspended the prosecution of all lawsuits on cognizance stage, until the Court issues a final decision on the right under litigation.

On December 31, 2014, our provision of liabilities related to probable civil lawsuits reached
R$ 3,937,591 thousand.

There is no process individually relevant in accordance with the criteria.

Tax and social security contributions

The Organization is disputing the legality and constitutionality of certain taxes and contributions in court, for which provisions have been recorded in full, although there is good chance of a favorable outcome, based on the opinion of Management and their legal counsel. The processing of these legal obligations and the provisions for cases for which the risk of loss is deemed as probable is regularly monitored in the legal court. During or after the conclusion of each case, a favorable outcome may arise for the Organization, resulting in the reversal of the related provisions.

On December 31, 2014, our provision of tax and social security contingencies reached
R$ 7,221,447 thousand.

The relevant proceedings individually, are described in item 4.3.

4.7 - Other relevant contingencies

There are no other relevant contingencies that have not been covered in the previous items.

4.8 - Rules of the country of origin and the country where the securities are guarded

Not applicable due to fact that Bradesco is not categorized as a foreign issuer.

27 - Reference Form - 2015

5. Market risk

5. Market risk

5.1 - Description of the main market risks

Bradesco is exposed to market risk inherent in their activities, such as currency risk and interest rate, since it exercises the role of financial broker, performing and funding/financing loans in various types of indexers.

As the best practice of risk management governance, Bradesco has a continuous process of management positions, which includes control of all positions exposed to market risk through measures consistent with the international best practices and the New Agreement of Capitals – Basel II. There is an area independent of the business areas that performs the monitoring and control of the limits for exposure to market risk.

The proposals for risk limits are validated in specific business Committees supported by the Committee of Integrated Risk Management and Capital Allocation, and submitted for approval by the Board of Directors, according to the characteristics of the operations, which are segregated into the following Portfolios.

•         Trading Portfolio: comprised by all operations carried out with financial instruments, including derivatives, held with trading intent or to hedge other instruments in the trading portfolio, and which are not subject to the limitation of their negotiability. Operations held with trading intent are those intended for resale, obtainment of benefits from effective or expected price variation, or for arbitration; and

•         Banking Portfolio: comprised by operations not classified in the Trading Portfolio from the other business of the Organization and their respective hedges.

Market Risk Measurement Models

The measurement and control of market risk are made through methodologies of Stress, Value at Risk (VaR), Economic Value of Equity (EVE) and Sensitivity Analysis, in addition to Results Management limits and Financial Exposure. The use of several methodologies for risk measurement and assessment is important, because they are always complementary and their combined use allows you to capture various scenarios and situations.

Trading and regulatory Portfolio and risk of Banking portfolio Shares

The risks of the Trading Portfolio are controlled by Stress and VaR. In the case of Stress, which aims to quantify the negative impact of shocks and economic events that are financially unfavorable to the positions of the Organization, the analysis uses stress scenarios prepared by the area of Market Risk and Economic Area of the Organization from historical and prospective data for the risk factors in which the Portfolios have position.

For the calculation of VaR, the Delta-Normal methodology is adopted, with 99% confidence level, and the horizon applied takes into account the number of days taken to undo existing exposure. The methodology is applied to Trading and Regulatory Portfolios (Trading Portfolio positions plus exposure in foreign currency and commodities of the Banking Portfolio) and, additionally, incorporates Gamma and Vega risks of operations with options. For the calculation of the volatilities and correlations, a minimum window of 252 working days is adopted.

For regulatory purposes, the need for capital relating to Banking Portfolio shares is realized through the evaluation of credit risk, as determined by the Central Bank of Brazil, i.e. they are not included in the calculation of Market risk.

Interest Rate Risk in the Banking Portfolio

The measurement and control of the interest rate risk of the Banking Portfolio is made from the EVE methodology, which measures the economic impact on the positions, according to the scenarios drawn up by the Economic area of the Organization, seeking to determine positive and negative movements that may occur in the curves of interest rates on our applications and funding.

The EVE methodology consists of re-pricing the portfolio subject to variation in interest rates taking into consideration increases or decreases in the rates used for the calculation of the present value and the total duration of assets and liabilities. Therefore, the economic value of the portfolio is calculated both with market interest rates on the date of the analysis and with the scenarios designed for the one-year horizon. The difference between the values obtained for the portfolio will be the EVE, i.e. interest rate risk assigned to the Banking Portfolio.

28 - Reference Form - 2015

5. Market risk

For the measurement of interest rate risk in the Banking Portfolio, the premise of early settlement of loans is not used because this outcome is not representative on the total volume of operations. For demand deposits and savings, which have no maturity defined treatments for verification of historical behaviors are carried out as well as the possibility of their maintenance. Hence, after all the deductions levied on the demand deposits and savings, for example, the compulsory maintained by the Central Bank of Brazil (Bacen), the remaining balance (free resources) is considered in accordance with the flow of salaries of prefixed active operations of the Financial Conglomerate.

Evolution of Risk Exposure

In this section, we present the evolution of the VaR calculated by the internal model, Stress Analysis and Sensitivity Analysis, the latter in accordance with the criteria set out by the CVM Ruling No. 475/08.

VaR Internal Model - Trading Portfolio

The VaR for the 1-day horizon and net of the tax effects of 2014, was slightly lower than the end of 2013, with no significant variation during the period. However, the average VaR in 2014 was considerably lower compared to 2013.

Risk factors (R$ Million)	2014	2013
Fixed rates	20	19
Broad Consumer Price Index - IPCA / IGP-M	11	15
Exchange coupon	6	5
Foreign currencies	9	10
Equities	4	-
Sovereign/Eurobonds and Treasuries	5	6
Other	2	1
Correlation/diversification effect	(20)	(16)
VaR at the end of the year	37	41

Average VaR in the Year	36	103
Minimum VaR in the Year	16	16
Maximum VaR in the Year	57	264

Note: VaR for the 1-day horizon and net of tax effects.

VaR Internal Model – Regulatory Portfolio

Since 2013, Bradesco has used its internal market risk models, which were used in their management, in the calculation of the regulatory capital requirement(1) for all risk factors and business of the organization. This capital is calculated on the basis of the Regulatory Portfolio, which includes the Trading Portfolio plus Currency Exposure and in Commodities of the Banking Portfolio through the VaR Delta-Normal model (complemented by Gamma and Vega risks of operations with options). It is important to note that, the value at risk is extrapolated for the regulatory horizon(2) (10-day minimum) based on the time root method. The values of VaR and Stressed VaR demonstrated below are for the horizon of ten days and are net of tax effects.

(1)    According to Circular Letters No. 3,646/13 and No. 3,674/13 of the Central Bank of Brazil, the need for capital represents the maximum between 90% of the standard model of the Central Bank of Brazil and the internal model used by the institution, throughout the first year of use of the internal market risk model, counted from the date on which its use was authorized, and maximum between 80% of the standard model of the Central Bank of Brazil and the internal model used by the institution, from the second year of use of the internal model; and

(2)    The maximum between the maintenance period (holding period) of the portfolio and 10 days, which is the regulatory minimum horizon required by the Central Bank of Brazil, is adopted.

29 - Reference Form - 2015

5. Market risk

R$ million
Risk factors	Dec/14		Dec/13
	VaR	Stress VaR	VaR	Stress VaR
Interest Rate	96	212	110	236
Exchange Rate	61	103	58	140
Price of Goods (Commodities)	2	4	2	4
Share Prices	16	17	4	6
Correlation/diversification effect	(40)	(53)	(26)	(49)
VaR at the end of the quarter	134	282	147	335

Average VaR in the year	142	272	341	654
Minimum VaR in the year	55	146	62	144
Maximum VaR in the year	201	347	835	1,405

Note: VaR for the 10-day horizon and net of tax effects.

For the purposes of the calculation of the regulatory capital requirement in accordance with the internal model, one must take into consideration the rules described in Circular No. 3,646/13 and 3,674/13 of the Central Bank of Brazil (Bacen), such as the use of VaR and Stressed VaR without tax purposes, of the average of the last 60 days and the multiplier.

Stress Analysis – Trading Portfolio

The Organization evaluates, also daily, the possible impact on positions in stress scenarios to a horizon of 20 working days, with limit set in the governance process. Thus, considering the effect of diversification between the risk factors and the net amounts of tax effects, the possibility of estimated average loss in stress outcomes would be R$ 384 million in 2014 (2013 - R$ 714 million), and estimated maximum loss would be R$ 542 million (2013 - R$ 1,437 million).

	R$ million
	With Tax Effect
	2014	2013
At the end of the year	438	479
Average in the year	384	714
Minimum in the year	162	145
Maximum in the year	542	1,437

Sensitivity analysis

The Trading Portfolio is also monitored daily by sensitivity analyses that measure the effect of movements of market and price curves on our positions. Furthermore, a sensitivity analysis of the Organization’s financial exposures (Trading and Banking Portfolio) is performed on a quarterly basis, in compliance with CVM Rule No. 475/08.

Note that the impact of the financial exposure on the Banking Portfolio (notably interest rates and price indexes) do not necessarily represent a potential accounting loss for the Organization because a portion of loan operations, held in the Banking Portfolio, are financed by demand and/or savings deposits, which are “natural hedges” for future variations in interest rates, moreover, interest rate variations do not represent a material impact on the Institution’s result, as Loans are held to maturity. In addition, due to our strong presence in the insurance and pension plan market, Bradesco holds a large volume of assets on which price adjustments would also impact the linked technical reserves.

30 - Reference Form - 2015

5. Market risk

						R$ million
Scenario 1 - shock of 1 base point on rates and 1% on market prices		Trading and Banking portfolios (1)
Scenario 2 - shock of 25% on rates and market prices		2014			2013
Scenario 3 - shock of 50% on rates and market prices		1	2	3	1	2	3
Interest Rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons.	(7)	(2,027)	(3,924)	(7)	(1,942)	(3,739)
Price indexes	Exposure subject to variations in price index coupon rates.	(9)	(1,371)	(2,568)	(15)	(2,101)	(3,877)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates.	(1)	(57)	(107)	(0)	(50)	(91)
Foreign Currency	Exposure subject to exchange rate variations.	(7)	(142)	(273)	(11)	(253)	(483)
Equities	Exposure subject to variation in stock prices.	(18)	(447)	(895)	(22)	(550)	(1,100)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market.	(1)	(41)	(79)	(1)	(50)	(97)
Other	Exposure not classified in other definitions.	(1)	(29)	(58)	(0)	(10)	(20)
Total without correlation		(44)	(4,114)	(7,904)	(57)	(4,956)	(9,407)
Total with correlation		(33)	(3,412)	(6,546)	(40)	(4,078)	(7,698)
(1) Amounts net of taxes.

The sensitivity analysis of the Trading Portfolio, which represents exposures that may have a material impact on the Organization’s results, is presented below. Note that results show the impact for each scenario on a static portfolio position. However, the market is highly dynamic which currently results in continuous changes in these positions. Moreover, as previously mentioned, the Organization has an ongoing process of market risk management, which constantly seeks to adjust positions to mitigate related risks according to the strategy determined by Senior Management. Therefore, in cases of deterioration indicators in a certain position, proactive measures are taken to minimize any potential negative impact, aimed at maximizing the risk/return ratio for the Organization.

						R$ million
Scenario 1 - shock of 1 base point on rates and 1% on market prices		Trading portfolio (1)
Scenario 2 - shock of 25% on rates and market prices		2014			2013
Scenario 3 - shock of 50% on rates and market prices		1	2	3	1	2	3
Interest Rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons.	(1)	(366)	(713)	(1)	(315)	(611)
Price indexes	Exposure subject to variations in price index coupon rates.	(1)	(81)	(157)	(1)	(101)	(196)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates.	(0)	(48)	(89)	(0)	(51)	(93)
Foreign Currency	Exposure subject to exchange rate variations.	(3)	(85)	(170)	(6)	(149)	(297)
Equities	Exposure subject to variation in stock prices.	(1)	(16)	(33)	(1)	(23)	(46)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market.	(1)	(29)	(57)	(1)	(44)	(84)
Other	Exposure not classified in other definitions.	(1)	(28)	(55)	-	(1)	(1)
Total without correlation		(8)	(653)	(1,274)	(10)	(683)	(1,328)
Total with correlation		(5)	(434)	(844)	(7)	(509)	(991)
(1) Amounts net of taxes.

Sensitivity analyses were carried out based on scenarios prepared for the respective dates, always considering market data at the time and scenarios that would adversely affect our positions, according to the examples below:

Scenario 1:  Based on market information (BM&FBOVESPA, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1% variation on prices. For example: for a Real/US dollar exchange rate of R$ 2.65 a scenario of R$ 2.67 was used, while for a 1-year fixed interest rate of 12.96%, a 12.97% scenario was applied;

31 - Reference Form - 2015

5. Market risk

Scenario 2:  25% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$ 2.65 a scenario of R$ 3.31 was used, while for a 1-year fixed interest rate of 12.96%, a 16.20% scenario was applied. The scenarios for other risk factors also accounted for 25% stresses in the respective curves or prices; and

Scenario 3:  50% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$ 2.65 a scenario of R$ 3.97 was used, while for a 1-year fixed interest rate of 12.96%, a 19.44% scenario was applied. The scenarios for other risk factors also account for 50% stresses in the respective curves or prices.

5.2 - Description of the market risk management policy

a)     risks for which protection is sought

The Treasury Department (treasury) is the only unit of the organization that has a mandate to take risks in the Trading Portfolio. In addition, the Treasury is responsible for the decision to mitigate the risks of the trading portfolio of the Financial Conglomerate, which includes the volatility risks, currency risk, liquidity risk, stock prices and commodity risks and interest rate risk.

All market risk exposures of the Organization are admitted up to the limits established by the Board of Directors, which are reviewed at least annually, and that such limits are monitored independently in time.

b)    asset protection strategy (hedge)

To standardize the use of financial instruments designed to hedge operations and use of derivatives of the Treasury, the Organization has drafted specific standards, which were adopted by the competent Committees.

The hedge operations performed by Bradesco Treasury must, necessarily, cancel or mitigate the risks of mismatching of amounts, deadlines, currencies or indexers of the positions of the Treasury books, respecting the risk and exposure limits approved by the Board of Directors, being used for this purpose, the assets and derivatives authorized for trading in each of his books, aiming to:

•    Control and frame operations, respecting the limits for exposure and current risks;

•    Change, modify, or reverse positions due to market changes and operational strategies; and

•    Reduce or mitigate exposures to dead markets, operations in stress conditions or low liquidity.

For those derivatives classified in the "hedge accounting" category, there is the monitoring of their effectiveness, as well as its accounting implications.

c)     instruments used for asset protection (hedge)

Due to the characteristics of its businesses and its international activities, the organization uses various financial instruments to hedge which include transactions with securities issued by Governments and private companies, as well as stock exchange or counter derivatives.

The Treasury of Bradesco can use standardized derivatives (Exchange-traded) and of continuous use (OTC-traded) with the purpose of achievement of results and also with the purpose of construction of hedges. Derivatives of continuous use are those usual OTC-traded market, such as vanilla swaps (interest rates, currencies, CDS, among others), term operations (currencies, for example), vanilla options (currency, Bovespa index), among others. As for non-standard derivatives that are not classified as continuous use or the structured operations, has their use conditional upon the authorization by the competent Committee.

d)    parameters used for the management of these risks

All transactions exposing the Organization to market risk are mapped, measured and classified by probability and importance, and the whole process is approved by the corporate governance structure.

The proposals for risk limits are validated in specific business Committees supported by the Committee of Integrated Risk Management and Capital Allocation, and submitted for approval by the Board of Directors, according to the characteristics of the operations, which are segregated into the Trading and Banking portfolios.

The Integrated Risk Control Department, regardless of the business management, monitors compliance with the limits established and provides daily management reports for the control of the business areas and positions to the Senior Management, in addition to weekly reports and periodic presentations to the Board of Directors.

32 - Reference Form - 2015

5. Market risk

The reports are complemented with a system of alerts, which determines the recipients of the risk reports in accordance with the percentage of use of limits, and thus, the higher the risk limit consumption, more members of the Senior Management will receive the reports.

For the Trading Portfolio, the following limits are monitored:

•         VaR;

•         Stress;

•         Result; and

•         Financial Exposure/Concentration.

For the Banking Portfolio, the following limits are monitored:

•         Interest Rate Risks; and

•         Stock Portfolio of the Bradesco de Seguros e Previdência.

In addition to the limits mentioned above, there are specific limits for each operator of the Treasury Department.

e)     If the issuer operates financial instruments with diverse goals of asset protection (hedge) and what these goals are

Within the proposal for a financial institution, the Organization meets the demands of clients with swap operations, term, among others, as well as proprietary Treasury operations, respecting the limits for exposure to market risk established by the Board of Directors.

f)      organizational structure of risk management control

The process of market risk management is performed at the corporate level. This process involves several areas, with specific assignments, ensuring an efficient structure, with the measurement and control of market risk being performed centrally and independently. This process enabled the Organization to be the first financial institution and only one in the country authorized by the Central Bank to use, since January 2013, their internal market risk models for the calculation of regulatory capital requirements. The management process, approved by the Board of Directors, is reviewed at least annually by the Committees and by the Board of Directors.

The Department of Integrated Control of Risks – DCIR, whose mission is to promote and facilitate the control of risks and capital allocation of the Organization's activities, independently, consistently, and in a transparent and integrated manner, is responsible for:

•         Proposing methodologies for the measurement of risks;

•         Identifying, calculating, and reporting risks;

•         Controlling risks calculated vis a vis limits;

•         Calculating Capital allocation; and

•         Proposing the establishment and review of policies, rules and procedures pertaining to the management of market risks and liquidity.

33 - Reference Form - 2015

5. Market risk

Macro process of market risk management

Market risk is accompanied by the meetings of the Executive Committees of Treasury and Asset and Liability Management and Market Risk and Liquidity Management. In addition, the monitoring is also done by the Committee of Integrated Risk Management and Capital Allocation, which is still responsible for extraordinary meetings for the analysis of positions and situations where the risk exposure limits are exceeded, leading to Board of Directors measures and strategies adopted for validation when needed.

The responsibilities of the Committee of Integrated Risk Management and Capital Allocation are:

•         to ensure compliance with risk management policies of the Organization;

•         to ensure the effectiveness of the risk management process;

•         to adopt exposure limits for types of risks, in accordance with the risk appetite approved by the Board of Directors;

•         to validate and submit to the approval of the Board of Directors:

                        i.   the policies inherent in the management of the risks and of capital;

                       ii.   the proposals of appetite and exposure limits per type of risks; and

                      iii.   the results of the reviews conducted on policies and structures for the management of risks and capital, abiding by at least, the periodicity established in the regulations;

•         to report to the Board of Directors risk control reports, the assessment of the need of capital and capital adequacy, the relevant amendments in relation to strategies adopted and the status of the business continuity plans;

•         to take note of the work carried out by internal and external audits that pertain to risk management and results concerning independent validation of models;

•         to position the Board of Directors on a regular basis on the activities of the Committee;

34 - Reference Form - 2015

5. Market risk

•         to review and propose to the Board of Directors the update of the Regiments of the Risk Management Executive Committees, when necessary; and

•         to provide the Board of Directors with a comprehensive and integrated vision of the risks and impacts of capital.

The Executive Committee of Market Risk and Liquidity Management has the following responsibilities:

•         to ensure compliance with the Market Risk and Liquidity Management Policy of the Organization;

•         to ensure the effectiveness of the market risk and liquidity management process in the framework of the Organization;

•         with regards to market risk and liquidity management, to approve and revise:

                        i.   definitions, criteria and tools; and

                       ii.   the measures to be adopted, including methodologies, modeling, mathematical statistics and econometrics;

•         to valuate and submit to the validation by the Committee of Integrated Risk Management and Capital Allocation of the Bradesco Organization, the policy, structure, roles, procedures and responsibilities of dependencies involved in the process of management of market risks and liquidity, as well as the revisions performed at least annually;

•         to validate the behavior of the results, backtesting of models and other materials deemed pertinent;

•         to create conditions for the conduction of the review carried out by the area of Independent Validation of Models of Warranties and Registration (DGC) and the internal and independent audits; and

•         to delegate responsibilities to technical committees involved in the liquidity and market risk management process.

Finally, the responsibilities of the Executive Committee of Treasury and Management of Assets and Liabilities are:

•         Trading Portfolio:

-       to outline Treasury strategies for the optimization of the results, based on the analysis of the political-economic scenarios, at national and international levels;

-       to validate the proposed tolerance limits for exposure to risks by Treasury, to be submitted for approval by the Committee of Integrated Risk Management and Capital Allocation (COGIRAC);

-       to conduct special meetings for the analysis of positions and situations, where the tolerance limits for exposure to risks are exceeded;

-       to deliberate on new specific Treasury products traded within the financial market; and

-       to monitor the results, behaviors and risks of the various portfolios and indexes maintained by the Organization in the Trading Portfolio.

•         Asset and Liability Management – ALM:

-       to discuss strategies:

▪  of expertise in the management of assets and liabilities, within the limits established based on the analysis of the political-economic scenarios, at national and international levels;

▪  of expertise in the hedge management of foreign heritage;

-       to monitor and countersign the pricing strategies of active, passive and derivative operations with clients of the Bradesco Organization;

-       define internal Funds Transfer Price (FTP) of liabilities and assets in local and foreign currency;

-       validate the liquidity rule proposal to be submitted for approval by the COGIRAC; and

-       to monitor and countersign:

▪  the results, behaviors and risks of the various portfolios and indexes maintained by the Organization; and

▪  the management of liquidity in Brazilian Reais and in foreign currency of the Organization, including liquidity reserves.

•         Treasury clients Boards:

-       to monitor and countersign:

▪  the results and volumes of products under the management of the Treasury negotiated with clients, namely: derivatives and public and private securities trading;

▪  the results and asset volumes negotiated by the Treasury with customers, spread trading activity of the bank assets; and

35 - Reference Form - 2015

5. Market risk

▪  the net volumes of funding with Corporate and Institutional clients, whose negotiations are made by the Treasury.

•         The departments listed below shall be responsible for the exposure of subjects so specified:

-       DEPEC – Department of Research and Economic Studies:

▪  political-economic scenario.

-       Treasury Department:

▪  positions of local and international trading portfolios, the mismatch of assets and liabilities generated by the business of the Bank (ALM-Banking) and hedge of foreign heritage; and

▪  transactions originated by the client board and presentation of liquidity management.

-       DCIR – Department of Integrated Control of Risks:

▪  risk positions versus the limits in force;

▪  the proposed scenarios for both normal and situations of stress, for Trading and Non-Trading Portfolios;

▪  capital allocation in internal and standard models; and

▪  proposal for minimum liquidity reserve and liquidity indicators for the various activities of the financial conglomerate.

-       International and Exchange Department:

▪  external positions, when invited.

36 - Reference Form - 2015

5. Market risk

g)    adequacy of the operational structure and internal controls for verifying the effectiveness of the policy adopted

In the Organization, the DCIR – Integrated risk control Department, also responsible for the measurement and control of business risks, has an area dedicated to activities focused on internal controls and compliance, while the DGC – Department of Guarantees and Registry – has an area dedicated to independent validation of models, which carries out the measurement of adequacy and adherence of models used in risk management. In addition, all departments and enterprises of the Organization have people responsible for establishing, evaluating and executing controls, and performance of the tests applicable adherence.

There is, also, the General Inspectorate Department, which is responsible for the Organization's internal audit.

5.3 - Significant changes in key market risks

Regarding the risk management policy, which undergoes annual reviews and is held by the Board of Directors, it not suffer relevant changes in the period.

As shown in item 5.1, there's been no change in the ways of mitigating the risks, and the conservative profile of the institution has been kept. Historically, the risks of the Bradesco are related, mainly, to the curve of interest, both real and nominal.

Bradesco reports daily to Central Bank the market risk of its trading portfolio, exposure in foreign currencies and commodities. In this case, the reported risk is calculated from the standard model, established by the Central Bank, as well as from the internal model since January 2013, and serves to measure the regulatory capital, that says the Organization should continue to bear the risks involved in their activities. Thus, like other financial institutions, the Bradesco Organization acts under the conditions of the rules of the Central Bank and its risks are subject to the Basel Index, which aims to determine the maximum leverage of an institution, in accordance with the equity of reference.

5.4 - Other relevant information

Bradesco reports weekly to the Senior Management, to the Board of Directors and to the Central Bank, the interest rate risk of the Banking Portfolio, which includes all companies in the Financial Conglomerate.

37 - Reference Form - 2015

6. Issuer's history

6. Issuer's history

6.1 / 6.2 / 6.4 - Establishment of the issuer, term of duration and date of registration at the CVM

Establishment of the issuer, term of duration and date of registration at the CVM
Issuer Incorporation Date	01/05/1943
Issuer Incorporation Method	Joint-stock company, established as a Commercial Bank.
Country of Incorporation	Brazil
Term	Indefinite Term
CVM Registration Date	07/20/1977

6.3 - Brief History

Banco Bradesco S.A. was founded in 1943 as a commercial bank under the name of Banco Brasileiro de Descontos S.A. In 1948, we entered a period of intense expansion, which, by the end of the 60s, led us to become the largest commercial bank in the private sector in Brazil. We expanded our activities across the country in the 1970s, winning Brazilian urban and rural markets.

In 1988, as provided by the Central Bank of Brazil, the reorganization of Company happened in the form of a multiple Bank, with the incorporation of the real estate loans company, to operate with the Commercial and Real Estate Loan Portfolios, changing its corporate name to Bradesco S.A. - Banco Comercial e de Crédito Imobiliário, which was again changed to Banco Bradesco S.A. on 01/13/1989

In 1989, Financiadora Bradesco S.A. Crédito, Financiamento e Investimentos changed its object and corporate name, resulting in the cancellation of the authorization to operate as a financial institution, followed by the creation of Carteira de Crédito, Financiamento e Investimentos and, in 1992, Banco Bradesco de Investimento S.A. (BBI) was incorporated by Bradesco, occasion in which the investment portfolio was established.

We are one of the largest banks in Brazil in terms of total assets. We provide a wide range of banking and financial products and services in Brazil and abroad, for individuals and corporate entities (small, medium and large corporations). We have the widest network of branches and services in the private sector in Brazil, which allows us to cover a diverse customer base. Our services and products include banking operations, such as: loan operations and collection of deposits, issuance of credit cards, insurances, capitalization, consortium, leasing, billing and payment processing, pension plans, asset management and brokerage services as well as securities brokerage.

Macroeconomic and sectorial Policies

The macroeconomic context, sectorial policies and the regulatory framework have significant impact on Bradesco Bank operations. The performance of the economic activity, monetary policies decisions regarding the basic interest rate and mandatory deposits, inflation level, evolution of the foreign exchange rate, among other variables, impact on the speed of credit expansion, level of delinquency rates and the result of financial intermediation, to name a few. In recent years, the GDP growth slowdown contributed to a more modest expansion of credit, while the increase in the prime rate raised the raising costs in the activity of banking intermediation. In 2015, the current adjustment stage of the Brazilian economy may give rise to a contraction of the GPD and some increase in the unemployment rate, however, in the medium term, it shall establish the necessary conditions for more favorable economic growth. From the point of view of policies that could be regarded as sectoral or microeconomic, there was a substantial gain of participation of targeted investments (conditioned to governmental decisions) within the bank credit.  An example of this is the lending funds intended to finance machinery and equipment. The banking industry is subject to wide regulation, thus suffering the influence of changes in the regulatory framework. In recent history, some examples that may be mentioned: macro-prudential measures that change the capital requirements to the financing of vehicles; changes regarding IOF in the concession of credit and foreign funding; alteration of the rule of compensation for savings deposits; interest rates and maximum maturity of consigned credit; rules on the sharing of credit card transaction systems; changes on reserve requirements and compensation of mandatory deposits. But above all, the most important example might be the implementation of rules of Basel III, which changes a wide set of rules regarding capital requirements, risk control, liquidity requirements, among other. In this context, Bradesco Bank has been meeting such requirements and shall remain prepared to comply with these possible changes in the regulatory environment.

38 - Reference Form - 2015

6. Issuer's history

6.5 - Main corporate events occurring at the issuer, subsidiaries or affiliates

2014:

a)     Event

Bradesco signed a strategic partnership with IBM Brasil - Indústria Máquinas e Serviços Ltda. ("IBM").

date: 7.28.2014

b)    Main terms of business

operation details: The hardware and software support and maintenance activities provided to Bradesco by Scopus Tecnologia Ltda. (“Scopus Serviços”) will now be provided by IBM, which will take over the operational structure of Scopus Serviços and all support and maintenance contracts signed between Scopus Serviços and its other customers.

pending approval by regulators: not applicable.

effects of the decision about the operation: Bradesco intends to optimize the efficiency related to hiring hardware and software support and maintenance activities, strengthening the focus on its main activities, maximizing the quality of service provided to its customers and the return to its shareholders.

c)     Companies involved

Banco Bradesco S.A., IBM Brasil – Indústria Máquinas and Serviços Ltda. and Scopus Tecnologia Ltda.

d)   Effects arising out of the operation on the stock frame, especially on the participation of the controller, shareholders with more than 5% of the share capital and the administrators of the issuer

There was no effect on Bradesco's stock frame.

e)     Corporate frame before and after the operation

Not Applicable

______________________________________________________________________________________

a)     Event

Bradesco, in conjunction with the Banco do Brazil S.A., Itaú Unibanco S.A., Banco Santander (Brazil) S.A., HSBC Bank Brazil S.A. – Universal Bank, Caixa Economica Federal and Banco Citibank S.A., on their own behalf and/or oh behalf of their controllers/subsidiaries/companies under joint control, jointly referred to as "Parties", with consent and acquiescence of Tecnologia Bancária S.A. ("Tecban"), has signed a new Shareholders' Agreement of Tecban ("Shareholders' Agreement").

date: 7.17.2014

b)    Main terms of business

operation details: In addition to the usual provisions in shareholders' agreements, as rules on governance and transfer of shares, the Shareholders' Agreement provides that, in approximately 4 years, the Parties shall have replaced part of their external network of Auto Service Terminal ("AST") by ASTs of the Banco24Horas Network, which are and will continue to be managed by Tecban. Generally speaking, members of the external network shall be understood as the ASTs situated outside the banking branches' environment, where access is not restricted, exclusive or controlled, such as those located in shopping malls, gas stations, supermarkets, etc.

pending approval by regulators: not applicable.

effects of the decision about the operation: The parties consolidate their external networks of ASTs at the Banco24Horas network terminals, generating increased efficiency, as well as greater quality and capillarity of services to customers.

c)     Companies involved

Banco Bradesco S.A., Banco do Brasil S.A., Itaú Unibanco S.A., Banco Santander (Brasil) S.A., HSBC Bank Brasil S.A. – Universal Bank, Caixa Econômica Federal, Banco Citibank S.A., on their own behalf and/or oh behalf of their controllers/subsidiaries/companies under joint control and Tecnologia Bancária S.A.

39 - Reference Form - 2015

6. Issuer's history

d)   Effects arising out of the operation on the stock frame, especially on the participation of the controller, shareholders with more than 5% of the share capital and the administrators of the issuer

There was no effect on Bradesco's stock frame.

e)     Corporate frame before and after the operation

Not Applicable

______________________________________________________________________________________

a)     Event

Bradesco and Banco do Brazil S.A., through the Cia Brasileira de Soluções e Serviços ("CBSS"), initiated, through its existing subsidiary, Livelo S.A., dealings to explore businesses related to loyalty program by coalition, which allows the customer to accumulate and redeem points from various partners.

date: 5.14.2014

b)    Main terms of business

operation details: Livelo S.A. is a company with indirect participation of Bradesco, with 50.01% of the share capital, and Banco do Brasil S.A., with 49.99% of the share capital, through CBSS.

pending approval by regulators: not applicable.

effects of the decision about the operation: Livelo S.A. will aim to: (i) act as standalone program and open for coalition loyalty, having as partners: issuers of payment instruments, retailers and other loyalty programs, among others; (ii) bring together a diverse group of relevant and strategic partners, both in the generation of loyalty points as in the possibilities of redemption of benefits; and (iii) develop its own loyalty points to be offered to partners of generation/accumulation of points and convertible into awards and benefits at redemption partners.

c)     Companies involved

Banco Bradesco S.A., Banco do Brasil S.A., Cia Brasileira de Soluções and Serviços e Livelo S.A.

d)   Effects arising out of the operation on the stock frame, especially on the participation of the controller, shareholders with more than 5% of the share capital and the administrators of the issuer

There was no effect on Bradesco's stock frame.

e)     Corporate frame before and after the operation

Not Applicable

______________________________________________________________________________________

a)     Event

Bradesco and Banco do Brasil S.A., via its subsidiary Companhia Brasileira de Soluções e Serviços (“CBSS”), created Stelo S.A. (“Stelo”), an electronic payment company responsible for managing, operating, and exploring payment facilitator segments focused on e-commerce, as well as digital portfolio businesses.

date: 4.17.2014

b)    Main terms of business

operation details: Cielo S.A. and CBSS executed a Memorandum of Understanding with the participation of Cielo S.A. in the capital of Stelo S.A., currently a subsidiary of CBSS,

pending approval by regulators: not applicable.

effects of the decision about the operation: The platform managed by Stelo S.A. will store, safely, the credit card data of buyers customers of Stelo S.A. and process payment transactions in electronic commerce. The Stelo S.A. will bring online consumers a safe and easy shopping experience and to establishments, guarantee receipt. The solution will be open and will accept all cards and various means of payment.

c)     Companies involved

Banco Bradesco S.A., Banco do Brasil S.A., Companhia Brasileira de Soluções e Serviços, Cielo S.A. and Stelo S.A.

40 - Reference Form - 2015

6. Issuer's history

d)   Effects arising out of the operation on the stock frame, especially on the participation of the controller, shareholders with more than 5% of the share capital and the administrators of the issuer

There was no effect on Bradesco's stock frame.

e)     Corporate frame before and after the operation

Not Applicable

______________________________________________________________________________________

a)     Event

Bradesco concluded the operation to increase participation in 6.5% of the share capital and voting rights of Odontoprev S.A. ("Odontoprev").

date: 1.02.2014

b)    Main terms of business

operation details: The indirect subsidiary of Bradesco, Bradesco Saúde S.A. ("Bradesco Saúde"), holder of 43.5% of the total share capital and voting rights of Odontoprev, acquired from Mr. Randal Luiz Zanetti (“Mr. Randal”) the shareholding representing 6.5% of the share capital and voting rights of Odontoprev.

pending approval by regulators: not applicable.

effects of the decision about the operation: Increased participation of Bradesco Saúde in the share capital and voting rights of Odontoprev of 43.50% to approximately 50.01% (50.0001884%).

c)     Companies involved

Banco Bradesco S.A., Bradesco Saúde S.A. and Odontoprev S.A.

d)   Effects arising out of the operation on the stock frame, especially on the participation of the controller, shareholders with more than 5% of the share capital and the administrators of the issuer

There was no effect on Bradesco's stock frame.

e)     Corporate frame before and after the operation

Not Applicable

2013:

a)     Event

Bradesco signed an agreement to increase participation in 6.5% of the share capital and voting rights of Odontoprev S.A. (Odontoprev).

date: 10.14.2013

b)    Main terms of business

operation details: The indirect subsidiary of Bradesco, Bradesco Saúde S.A. (Bradesco Saúde), holder of 43.5% of the total capital and voting rights of Odontoprev, signed with Mr. Randal Luiz Zanetti (Mr. Randal), an agreement that established the terms and conditions for a reorganization of their respective participations in Odontoprev, which will result in the indirect acquisition by Bradesco Saúde, and on sale by Mr. Randal of the shareholding representing 6.5% of the share capital and voting rights of Odontoprev.

pending approval by regulators: not applicable.

effects of the decision about the operation: Increased participation of Bradesco Saúde in the share capital and voting rights of Odontoprev of 43.50% to approximately 50.01% (50.0001884%).

c)     Companies involved

Banco Bradesco S.A., Bradesco Saúde S.A. and Odontoprev S.A.

d)   Effects arising out of the operation on the stock frame, especially on the participation of the controller, shareholders with more than 5% of the share capital and the administrators of the issuer

There was no effect on Bradesco's stock frame.

e)     Corporate frame before and after the operation

Not Applicable

______________________________________________________________________________________

a)     Event

Odontoprev S.A. (Odontoprev), Banco do Brazil S.A., BB Seguridade Participações S.A. and subsidiaries entered into Association Agreement and Other Covenants, aiming to, through a new Corporation, named Brasildental Operadora de Planos Odontológicos S.A. (Brasildental), develop and disseminate, and through the BB Corretora de Seguros e Administradora de Bens S.A., distribute and market dental plans under the brand name Dental BB, exclusively on every BB channel in national territory.

41 - Reference Form - 2015

6. Issuer's history

b)    Main terms of business

date: 6.11.2013

operation details: Brasildental will have initial capital stock in the amount of R$ 5 million and the following corporate structure: (i) BB Seguros Participações S.A. (BB insurance) will be the holder of 49.99% of common shares and of 100% of preferred shares, representing 74.99% share of the total share capital, and (ii) Odontoprev holder of 50.01% of common shares, representing 25.01% of the total share capital. BB Seguros e Odontoprev will respond for the constitution of the initial share capital of Brasildental in proportion to their holdings.

pending approval by regulators: not applicable.

        effects of the decision about the operation: Odontoprev shall hold 50.01% of the common shares, representing 25.01% of the total share capital of Brasildental.

c)     Companies involved

Bradesco Seguros S.A., Odontoprev S.A., Banco do Brasil S.A. and BB Seguridade Participações S.A.

d)    Effects arising out of the operation on the stock frame, especially on the participation of the controller, shareholders with more than 5% of the share capital and the administrators of the issuer

There was no effect on Bradesco's stock frame.

e)     Corporate frame before and after the operation

Not Applicable

2012:

a)     event

Bradesco sold its stake in Serasa S.A. to Experian Brazil.

b)    main terms of business

date: 11.23.2012

operation details: Bradesco, through its subsidiaries, sold 308,676 shares issued by Serasa S.A., generating profit of R$ 793.3 million, before taxes.

pending approval by regulators: not applicable.

effects of the decision about the operation: Bradesco sold equity interest in the share capital of Serasa S.A.

c)     companies involved

Banco Bradesco Financiamentos S.A. and Embaúba Holdings Ltda.

d)    effects arising out of the operation on the stock frame, especially on the participation of the controller, shareholders with more than 5% of the share capital and the administrators of the issuer

There was no effect on Bradesco's stock frame.

e)     corporate frame before and after the operation

Not Applicable

6.6 - Bankruptcy information founded on relevant value or judicial or extrajudicial recovery

There was no and there is no event of this nature related to the Company.

6.7 - Other relevant information

There is no other information deemed relevant at this time.

42 - Reference Form - 2015

7. Issuer's activities

7. Issuer's activities

7.1 - Description of the business activities of the issuer and its subsidiaries

Currently, we are one of the largest banks in Brazil in terms of total assets. We offer a wide range of banking and financial products and services in Brazil and abroad to individuals, large, mid‑sized and small companies and major local and international corporations and institutions. Our products and services encompass banking operations such as loans and advances and deposit‑taking, credit card issuance, purchasing consortiums, insurance, leasing, payment collection and processing, pension plans, asset management and brokerage services. For a better view of the main companies that are part of the Issuer’s Economic Group, and its respective activities, please check items 8.1.b and 9.1.c of this Reference Form.

The company was initially listen on São Paulo Stock Exchange (“BM&FBovespa”) and later on New York Stock Exchange (“NYSE”).

7.2 - Information on operating segments

a)     products and services marketed

We operate and manage our business through two operating segments: (i) banking industry; and (ii) insurance, pension plans and capitalization bonds. The following chart indicates the main products and services of each industry:

b)    segment revenue and its participation in the issuer's net revenue

Information about segments were prepared on the basis of reports provided to the Administration to assess performance and make decisions regarding the allocation of resources for investment and other purposes. Our management uses a variety of information, including financial, in accordance with accounting practices adopted in Brazil ("Bacen GAAP"), non-financial, measured in different bases. Therefore, the information contained in the segments, have been prepared in accordance with Bacen GAAP and the consolidated information has been prepared in accordance with IFRS.

The main assumptions of the segment for income and expenses include: (i) the excess of cash held by the insurance, private pension and capitalization, which are included in this segment, resulting in an increase in net revenue interest; (ii) wages and benefits and administrative costs included within the insurance segment, pension plans and capitalization, which consist only of costs associated directly with these operations; and (iii) the costs incurred in the Banking segment, related to the infrastructure of the branch network and other overheads, that are not allocated.

43 - Reference Form - 2015

7. Issuer's activities

R$ million
Composition of Net Revenues 2014	Banking sector (1) (2)	Insurance, Pension Plans and Capitalization Bonds (2) (3)	Other transactions, adjustments and eliminations (4)	Total
Interest income and similar	91,859	14,976	(2,942)	103,893
Fee and Commission income	17,571	1,578	(2,389)	16,760
Insurance, Pension Plan and Bond Retained Premiums	-	50,455	-	50,455
Equity in the earnings (losses) of unconsolidated companies	1,221	169	-	1,390
Other operating income	2,424	1,814	(321)	3,917
Cofins contributions	(1,960)	(630)	(39)	(2,629)
Tax on Services - ISS	(484)	(15)	(27)	(526)
Social Integration Program (PIS) contribution	(368)	(89)	(3)	(460)
Total	110,263	68,258	(5,721)	172,800
Participation in net revenue	63.8%	39.5%	(3.3)%	100.0%

				R$ million
Composition of Net Revenues 2013	Banking sector (1) (2)	Insurance, Pension Plans and Capitalization Bonds (2) (3)	Other transactions, adjustments and eliminations (4)	Total
Interest income and similar	79,936	11,578	(832)	90,682
Fee and Commission income	15,648	1,292	(2,404)	14,536
Insurance, Pension Plan and Bond Retained Premiums	-	44,887	-	44,887
Equity in the earnings (losses) of unconsolidated companies	1,031	31	-	1,062
Other operating income	4,939	1,346	(370)	5,915
Cofins contributions	(1,895)	(611)	(51)	(2,557)
Tax on Services - ISS	(447)	(13)	(30)	(490)
Social Integration Program (PIS) contribution	(336)	(102)	(11)	(449)
Total	98,876	58,408	(3,698)	153,586
Participation in net revenue	64.4%	38.0%	(2.4)%	100.0%

44 - Reference Form - 2015

7. Issuer's activities

				R$ million
Composition of Net Revenues 2012	Banking sector (1) (2)	Insurance, Pension Plans and Capitalization Bonds (2) (3)	Other transactions, adjustments and eliminations (4)	Total
Interest income and similar	75,293	11,110	(3,371)	83,032
Fee and Commission income	13,886	1,233	(2,362)	12,757
Insurance, Pension Plan and Bond Retained Premiums	-	40,177	-	40,177
Equity in the earnings (losses) of unconsolidated companies	752	108	120	980
Other operating income	2,368	1,164	(628)	2,904
Cofins contributions	(2,162)	(428)	3	(2,587)
Tax on Services - ISS	(413)	(7)	(19)	(439)
Social Integration Program (PIS) contribution	(359)	(68)	-	(427)
Total	89,365	53,289	(6,257)	136,397
Participation in net revenue	65.5%	39.1%	(4.6)%	100.0%

(1)      The financial segment is comprised of financial institutions, holding companies—which are mainly responsible for managing financial resources, and credit card, and asset management companies;

(2)      The asset, liability, income and expense balances among companies from the same segment are eliminated;

(3)      The Insurance Group segment comprises insurance, pension plan and capitalization bond companies; and

(4)      Refers to amounts eliminated among companies from different segments, as well as among operations carried out in Brazil and overseas.

c)     profit or loss resulting from the segment and participation in the issuer's net income

				R$ million
Income Statement 2014	Banking sector (1) (2)	Insurance, Pension Plans and Capitalization Bonds (2) (3)	Other transactions, adjustments and eliminations (4)	Total
Net Income on interests	43,035	4,556	2,455	50,046
Net fee and Commission income	17,571	1,557	(2,389)	16,739
Gains/(losses) net of assets for trading	(1,834)	(255)	156	(1,933)
Unrealized Gains/Losses from Available-For-Sale Financial Assets	(297)	(729)	33	(993)
Gains/(losses), net of foreign currency	(1,245)	-	-	(1,245)
Result of insurances and pension plans	-	5,411	1	5,412
Loss by decrease in recoverable value of loans and advances	(10,432)	-	141	(10,291)
Personnel expenditure	(12,461)	(1,197)	(10)	(13,668)
Other administrative expenses	(12,578)	(1,119)	725	(12,972)
Depreciation and amortization	(2,749)	(244)	61	(2,932)
Other Operating Income/(Expenses)	(8,915)	(850)	(458)	(10,223)
Operating income	10,096	7,130	716	17,942
Result from participation in affiliated companies	1,221	169	-	1,390
Profit before taxes and non-parent shareholders' participation	11,316	7,299	715	19,330
Income tax and social contribution	(772)	(2,843)	(299)	(3,914)
Net income for the year	10,545	4,456	416	15,417
Attributable to parent shareholders	10,533	4,355	427	15,315
Attributable to non-parent shareholders	12	101	(11)	102
Participation in net profits	68.4%	28.9%	2.7%	100.0%

45 - Reference Form - 2015

7. Issuer's activities

				R$ million
Income Statement 2013	Banking sector (1) (2)	Insurance, Pension Plans and Capitalization Bonds (2) (3)	Other transactions, adjustments and eliminations (4)	Total
Net Income on interests	41,600	5,590	2,110	49,300
Net fee and Commission income	15,639	1,265	(2,404)	14,500
Gains/(losses) net of assets for trading	(4,073)	(1,915)	198	(5,790)
Unrealized Gains/Losses from Available-For-Sale Financial Assets	(3,881)	(2,526)	306	(6,101)
Gains/(losses), net of foreign currency	(1,121)	-	27	(1,094)
Result of insurances and pension plans	-	6,933	1	6,934
Loss by decrease in recoverable value of loans and advances	(9,731)	-	108	(9,623)
Personnel expenditure	(11,201)	(1,092)	(61)	(12,354)
Other administrative expenses	(12,068)	(1,103)	1,019	(12,152)
Depreciation and amortization	(2,626)	(180)	65	(2,741)
Other Operating Income/(Expenses)	(6,157)	(967)	(499)	(7,623)
Operating income	6,381	6,005	870	13,256
Result from participation in affiliated companies	1,031	31	-	1,062
Profit before taxes and non-parent shareholders' participation	7,412	6,036	870	14,318
Income tax and social contribution	790	(2,253)	(369)	(1,832)
Net income for the year	8,202	3,783	501	12,486
Attributable to parent shareholders	8,195	3,693	508	12,396
Attributable to non-parent shareholders	7	90	(7)	90
Participation in net profits	65.7%	30.3%	4.0%	100.0%

				R$ million
Income Statement 2012	Banking sector (1) (2)	Insurance, Pension Plans and Capitalization Bonds (2) (3)	Other transactions, adjustments and eliminations (4)	Total
Net Income on interests	39,181	3,125	1,080	43,386
Net fee and Commission income	13,885	1,233	(2,398)	12,720
Gains/(losses) net of assets for trading	1,096	(7)	1,021	2,110
Unrealized Gains/Losses from Available-For-Sale Financial Assets	(455)	2,418	(67)	1,896
Gains/(losses), net of foreign currency	(1,590)	-	502	(1,088)
Result of insurances and pension plans	-	1,412	1	1,413
Loss by decrease in recoverable value of loans and advances	(10,925)	-	(526)	(11,451)
Personnel expenditure	(10,587)	(1,018)	45	(11,560)
Other administrative expenses	(11,592)	(932)	721	(11,803)
Depreciation and amortization	(1,460)	(114)	(914)	(2,488)
Other Operating Income/(Expenses)	(10,351)	(375)	2,052	(8,674)
Operating income	7,202	5,742	1,517	14,461
Result from participation in affiliated companies	752	108	120	980
Profit before taxes and non-parent shareholders' participation	7,955	5,850	1,637	15,441
Income tax and social contribution	(274)	(2,196)	(1,619)	(4,090)
Net income for the year	7,681	3,654	17	11,352
Attributable to parent shareholders	7,673	3,592	27	11,292
Attributable to non-parent shareholders	8	62	(10)	60
Participation in net profits	67.7%	32.2%	0.1%	100.0%

(1)      The financial segment is comprised of financial institutions, holding companies — which are mainly responsible for managing financial resources, and credit card, and asset management companies;

(2)      The asset, liability, income and expense balances among companies from the same segment are eliminated;

(3)      The Insurance Group segment comprises insurance, pension plan and capitalization bond companies; and

(4)      Refers to amounts eliminated among companies from different segments, as well as among operations carried out in Brazil and overseas.

46 - Reference Form - 2015

7. Issuer's activities

7.3 - Information on products and services relating to the operational segments

a)     Characteristics of the product process

We present below some characteristics of the main products and services of Banco Bradesco.

Banking segment

Deposit-taking with clients

We offer a variety of deposit products and services to our customers mainly through our branches, including:

•   Non-interest-bearing checking accounts, such as:

- Easy Account (Conta Fácil) – customers have a checking account and a savings account under the same bank account number, using the same card for both accounts;

- Click Account (Click Conta) – no-fee checking account for minors (from 11 to 17 years of age), with exclusive website and debit card, automatic pocket money service and free online courses, among other benefits; and

- Academic Account (Conta Universitária) – low fee checking account for college students, with subsidized credit conditions, exclusive website and free online courses, among other benefits.

•   traditional savings accounts, which currently earn the Brazilian reference rate, or taxa referencial, known as the "TR," plus 6.2% annual interest in the case the SELIC rate is higher than 8.5% per annum or TR plus 70% of the SELIC rate if the SELIC rate is lower than 8.5% per annum;

•   time deposits, which are represented by Bank Deposit Certificates (certificados de depósito bancário – or "CDBs"), and earn interest at a fixed or floating rate; and

•   deposits exclusively from financial institutions, which are represented by Interbank Deposit Certificates (certificados de depósito interbancário – or "CDIs"), and earn the interbank deposit rate.

As of December 31, 2014, we had 26.5 million checking account holders, 25.0 million of which were individual account holders and 1.5 million of which were corporate account holders. As of the same date, we had 59.1 million savings accounts.

We offer our customers certain additional services, such as:

•   "identified deposits," which allow our customers to identify deposits made in favor of a third party by using a personal identification number; and

•   real-time "banking transfers" from a checking or savings account to another checking or savings account, including accounts at other banks.

Loans and advances to consumers

Our loans and advances to customers, mostly consumer credit, corporate and agricultural-sector loans, totaled R$349.2 billion as of December 31, 2014.

Our significant volume of individual loans enables us to avoid concentration on any individual loans on the performance of our portfolio and helps build customer loyalty. They consist primarily of:

•   short-term loans, extended through our branches to checking account holders and, within certain limits, through our ATM network. These short-term loans are on average repaid in four months with an average interest rate of 7.8% per month as of December 31, 2014;

•   vehicle financings are on average repaid in fourteen months with an average interest rate of 1.6% per month as of December 31, 2014; and

•   overdraft loans on checking accounts (or "Cheque Especial"), which are on average repaid in one month, at interest rates varying from 9.5% to 10.4% per month as of December 31, 2014.

We also provide revolving credit facilities and traditional term loans. As of December 31, 2014, we had outstanding advances, vehicle financings, consumer loans and revolving credit totaling R$79.8 billion, or 22.9% of our portfolio of loans and advances as of that date. On the basis of loans outstanding on that date, we had a 12.5% share of the Brazilian consumer loan market, according to information published by the Central Bank.

47 - Reference Form - 2015

7. Issuer's activities

Banco Bradesco Financiamentos ("Bradesco Financiamentos") offers direct-to-consumer credit and leasing for the acquisition of vehicles through our extensive network of correspondents in Brazil, which includes retailers and dealers of light and heavy vehicles and motorcycles and payroll-deductible loans to the public and private sectors in Brazil.

Under the “Bradesco Promotora” brand, we offer payroll-deductible loans to INSS retirees and pensioners, public-sector employees, military personnel and private-sector companies sponsoring plans, and other aggregated products (insurance, cards, purchasing consortiums, and others).

Real estate financing

As of December 31, 2014, we had 99,221 outstanding real estate loans. The aggregate outstanding amount of our real estate loans amounted to R$40.1 billion, representing 11.5% of our portfolio of loans and advances.

Real estate financing is made through the Housing Finance System – SFH (Sistema Financeiro Habitacional), by the Housing Mortgage Portfolio – CHH (Carteira Hipotecária Habitacional) or by the Commercial Mortgage Portfolio – CHC (Carteira Hipotecária Comercial). Loans from SFH or CHH feature variable-installment repayments and annual interest rates ranging from 8.5% to 14.0% plus TR, or 12.0% to 15.0% from CHC.

Residential SFH and CHH loans are to be repaid within 30 years and commercial loans within 10 years.

Our home construction loans, which are made with a 360-month period, are broken down as follows: (i) a 24-month period to complete construction; (ii) a 2-month grace period immediately following the construction period; and (iii) up to 334 months for repayment of the loan. Payments are made at the interest rate of 8.5% to 12.0% per annum plus TR variation for real estate falling into the SFH rules, or interest rates of 9.8% to 14.0% per annum plus TR variation for real estate falling into the CHH.

We also extend corporate financing for builders under the SFH. These loans are for construction purposes and commonly require up to 36 months for completion of construction work and a maximum 36-month repayment period, which starts after the official registration of the building. These loans are charged the TR plus an annual interest rate of 12.0% during the construction stage for SFH loans, and TR plus an annual interest rate of 14.0% during repayment period for CHH loans.

Central Bank regulations require us to provide at least 65.0% of the balance of our savings accounts in the form of real estate financing. In addition to real estate financing, mortgage notes, charged-off real estate financing, and other financings can be used to satisfy this requirement. We generally do not finance more than 80.0% of the purchase price or the market value of a property, whichever is lower. If the percentage of 65.0% is not reached, the resources that were not applied must be paid to the Central Bank on the 15th day of the subsequent month. These resources will be unavailable for a month and will accrue interest at 80% of the interest rate payable on savings accounts.

Microcredit

We extend microcredit to low-income individuals and small companies, in accordance with Central Bank regulations requiring banks to use 2.0% of their cash deposits to provide microcredit loans. We started providing microcredit loans in August 2003. As of December 31, 2014, we had 1,738 microcredit loans outstanding, totaling R$3.5 million.

In accordance with Central Bank regulations, most microcredit loans are charged at a maximum effective interest rate of 2.0% per month. However, microcredit loans for certain types of business or specific production have a maximum effective interest rate of 4.0% per month. The CMN requires that the maximum amount loaned to a borrower be limited to (i) R$2,000 for individuals in general, (ii) R$5,000 for individuals developing certain professional, commercial or industrial activities or for micro companies, and (iii) R$40,000 for our "guided microcredit productive" transactions. In addition, microcredit loans must not be for less than 120 days, and the origination fee must be 2.0% to 3.0% of the loan value.

BNDES onlending

The Brazilian government has a program to provide government-funded long-term loans with below-market interest rates to sectors of the economy that it has targeted for development. We borrow funds under this program from either (i) BNDES, the federal government’s development bank, or (ii) Agência Especial de Financiamento Industrial (FINAME), or "FINAME," the equipment financing subsidiary of BNDES. We then on-lend these funds to borrowers in targeted sectors of the economy. We determine the spread on some of the loans based on the borrowers' credit. Although we bear the risk for these BNDES and FINAME onlending transactions, they are always secured.

48 - Reference Form - 2015

7. Issuer's activities

According to BNDES, we disbursed R$14.1 billion, 66.0% of which was loaned to micro, small and medium-sized companies as of December 31, 2014. Our BNDES onlending portfolio totaled R$42.2 billion as of December 31, 2014, and accounted for 12.1% of our portfolio of loans and advances at that date.

Other local commercial loans

We provide traditional loans for the ongoing needs of our corporate customers. As of December 31, 2014, we had R$102.3 billion of outstanding other local commercial loans, accounting for 29.3% of our portfolio of loans and advances. We offer a range of loans to our Brazilian corporate customers, including:

•   short-term loans of 29 days or less;

•   working capital loans to cover our customers' cash needs;

•   guaranteed checking accounts and corporate overdraft loans;

•   discounting trade receivables, promissory notes, checks, credit card and supplier receivables, and a number of other receivables;

•   financing for purchase and sale of goods and services;

•   corporate real estate financing;

•   investment lines for acquisition of assets and machinery; and

•   guarantees.

These lending products generally bear interest at a rate of 1.2% to 9.9% per month.

Rural loans

We extend loans to the agricultural sector financed by demand deposits, BNDES onlendings and our own funds, in accordance with Central Bank regulations. As of December 31, 2014, we had R$17.1 billion in outstanding rural loans, representing 4.9% of our portfolio of loans and advances. In accordance with Central Bank regulations, loans arising from compulsory deposits are paid a fixed rate. The annual fixed rate was 6.5% as of December 31, 2014. Repayment of these loans generally coincides with agricultural harvest and principal is due when a crop is sold. For BNDES onlending for rural investment the term is no more than five years with repayments on a semi-annual or annual basis. As security for such loans, we generally obtain a mortgage on the land where the agricultural activities being financed are conducted.

Since July 2012, Central Bank regulations require us to use at least 34.0% of the annual average (from June through May) of our checking account deposits to provide loans to the agricultural sector.

The Brazilian Monetary Council (CMN) has approved Resolution No. 4,378/14, establishing that any excess funds intended for pecuniary investments set forth in Resolution No. 4,358/14, will be included in the calculation for compliance with required demand deposits in the 2014/2015 agriculture period. This measure provides financial institutions with an additional 12-month period to adjust to the new provisions introduced by said regulation, without undermining their investing the amounts reimbursed from these operations in new cattle-raising investment financing.

Leasing

According to ABEL, as of December 31, 2014, our leasing companies were among the sector leaders, with a 19.3% market share. According to this source, the aggregate discounted present value of the leasing portfolios in Brazil as of December 31, 2014 was R$22.4 billion.

As of December 31, 2014, we had 125,018 outstanding leasing agreements totaling R$4.3 billion, representing 1.2% of our portfolio of loans and advances.

The Brazilian leasing market is dominated by large banks and both domestic- and foreign-owned companies affiliated with vehicle manufacturers. Brazilian lease contracts generally relate to motor vehicles, computers, industrial machinery and other equipment.

Most of our leasing operations are financial (as opposed to operational). Our leasing operations primarily involve the leasing of trucks, cranes, aircraft and heavy machinery. As of December 31, 2014, 60.5% of our outstanding leasing operations were for vehicles.

We conduct our leasing operations through our primary leasing subsidiary, Bradesco Leasing and also through Bradesco Financiamentos.

49 - Reference Form - 2015

7. Issuer's activities

We obtain funding for our leasing operations primarily by issuing debentures and other securities in the domestic market.

As of December 31, 2014, Bradesco Leasing had R$82.8 billion of debentures outstanding in the domestic market. These debentures will mature in 2032 and bear monthly interests at the interbank interest rate (“CDI rate”).

Terms of leasing agreements

Financial leases represent a source of medium and long-term financing for Brazilian customers. Under Brazilian law, the minimum term of financial leasing contracts is 24 months for transactions relating to products whose average life of five years or less, and 36 months for transactions for those with an average useful life of five years or more. There is no legal maximum term for leasing contracts.

As of December 31, 2014, the remaining average maturity of contracts in our lease portfolio was approximately 55 months.

Credit cards

We offer a range of credit cards to our clients including American Express, Elo, Visa, MasterCard brands and private label cards, which stand out due to the extent of benefits and convenience offered to associates.

We earn revenues from our credit card operations through:

•   fees on purchases carried out in commercial establishments;

•   issuance fees and annual fees;

•   interest on credit card balances;

•   interest and fees on cash withdrawals through ATMs; and

•   interest on cash advances to cover future payments owed to establishments that accept credit cards.

We offer our customers the most complete line of credit cards and related services, including:

•   cards issued for use restricted to Brazil;

•   credit cards accepted nationwide and internationally;

•   credit cards directed toward high net worth customers, such as Gold, Platinum and Infinite/Black from Visa, American Express and MasterCard brands;

•   multiple cards that combine credit and debit features in a single card, which may be used for traditional banking transactions and shopping;

•   corporate credit cards accepted nationwide and internationally;

•   co-branded credit cards, which we offer through partnerships with companies;

•   "affinity" credit cards, which we offer through associations, such as sporting clubs and non-governmental organizations;

•   private label credit cards, which we only offer to customers of retailers, designed to increase business and build customer loyalty for the corresponding retailer, which may or may not have a restriction on making purchases elsewhere;

•    “CPB” and “EBTA,” virtual cards for corporate customers with the management and control of airline ticket expenses;

•   Bradesco’s card for transportation companies, shippers, risk management companies and truck drivers, with both prepaid and debit card functionalities;

•   "Contactless," which enable customers to simply place the card next a scanner to make a payment;

•   "MoneyCard – Visa Travel Money and Global Travel Card" are prepaid international cards designed for foreign currency transactions, which target international travel;

•   “Agrocard Bradesco” – created for farmers and combines the features of a credit card and a debit card. Holders of these cards can use them to buy farm products in stores authorized by Cielo;

50 - Reference Form - 2015

7. Issuer's activities

•   “Prepax Presente prepaid cards” – issued by Alelo, which is a pre‑loaded card which can be given as a gift to individuals. Purchasers define the credit’s value and may opt to choose a commemorative topic or to personalize the card with a personal image;

•   “Elo Mais and Elo Exclusive cards” – with bonus points in the Loyalty Program;

•   “Exclusive Gold and Prime Platinum cards” – both under the American Express brand;

•   “Compras Condomínio card” – focused on the pool purchasing niche for use in Brazil;

•   “Bradesco Vale-Cultura card” – a prepaid card which may be used for purchases of books, newspapers, magazines, movie tickets, shows and exhibits, among other options;

•    “Elo Food, Meal and Christmas Meal benefit cards” – in addition to reducing operating costs, the value proposal of this business is to enhance the efficiency of payment means, with 100.0% of virtual transactions, by offering more security and convenience to companies and workers;

•   Utility Bills and Taxes Payment Services (via bar code) by way of the credit card option, in the internet banking channel. With this service, customers have up to 40 days to concentrate the payment of bills on a single date and also generate points/credits to the Rewards Programs they have with their Bradesco Cards;

•   “Meu Dinheiro Claro”, a prepaid card related to a Claro mobile telephone line that may be used for purchases in a broad network of stores, transfers between individuals that use this service, withdrawals, balances and statements, in addition to refills of prepaid credits for any Claro customer;

•   “Corporate Elo Card” for the E1 public, (individual entrepreneur), developed to assist companies in managing expenses and providing greater flexibility and independence; and

•   “b.wallet” mobile portfolio service, which enables Bradesco credit and debit cards to be stored in smartphones for purchases of goods and services in a wide network of commercial establishments.

Bradesco and Banco do Brasil, through its subsidiary Companhia Brasileira de Soluções e Serviços (“CBSS”), incorporated STELO S.A., an online payment service provider that will manage, operate and focus on payment facilitators in the e-commerce and the digital portfolio segments.

With this same partner, Bradesco incorporated LIVELO, a company designed to explore business related to coalition loyalty programs, which enable customers to earn and redeem points with a number of business partners.

Bradesco also has a card business unit abroad, Bradescard Mexico, which has a partnership with C&A and has entered into another partnership with suburbia stores of the Walmex Group and the LOB store chain in Mexico.

As of December 31, 2014, we had several partners with whom we offered co-branded, affinity and private label/hybrid credit cards. These relationships have allowed us to integrate our relationships with our customers and offer our credit card customers banking products, such as financing and insurance.

The following table shows our revenues and total number of transactions of credit cards for the years indicated:

		R$ million
Revenue	2014	2013	2012
Credit	132,000.0	119,407.0	103,542.5
			In million
Number of transactions	2014	2013	2012
Credit	1,423.5	1,346.7	1,225.6

Debit cards

We first issued debit cards in 1981 under the name "Bradesco Instantâneo." In 1999, we started converting all of our Bradesco Instantâneo debit cards into new cards called "Bradesco Visa Electron." In 2013, we launched “Elo” debit cards. Bradesco Visa and Elo debit cardholders can use them to purchase goods and services at establishments or make withdrawals through our self-service network in Brazil. Purchase amounts are debited to the cardholder's Bradesco account, thus eliminating the inconvenience and bureaucracy of writing checks.

51 - Reference Form - 2015

7. Issuer's activities

Cash Management Solutions

Management of accounts payable and receivable

In order to meet the cash management needs of our customers in both public and private sectors, we offer many electronic solutions for managing accounts payable and receivable, supported by our network of branches, bank correspondents and electronic channels, all of which aim to improve speed and security for customer data and transactions.

The solutions provided include: (i) collection and payment services; and (ii) online resource management enabling our customers to pay suppliers, salaries, and taxes and other levies to governmental or public entities.

These solutions, which can also be customized, facilitate our customers' day-to-day tasks and help to generate more business.

We also earn revenues from fees and investments related to collection and payment processing services and, also by funds in transit received up to its availability to the related recipients.

Global Cash Management

Global Cash Management aims at structuring solutions to foreign companies operating in the Brazilian market and Brazilian companies making business in the international market. By way of customized solutions, partnerships with international banks and access to the SWIFT network, we offer products and services for carrying out the cash management of these companies.

Solutions for receipts and payments

In 2014, we processed 1.5 billion receipts through our collection system, for the payment of taxes~~,~~ and utility bills (such as water, electricity, telephone and gas), among others, checks custody service, identified deposits and credit orders via our teleprocessing system (credit order by teleprocessing or OCT), which was 0.4% more than in the same period of 2013.

In 2014, the volume processed through virtual means (Pag-For Bradesco, Net Empresa and Online Tax Payment) was 713 million documents, which represented a 10.7% increase as compared to the same period of 2013.

Production chain solutions

The Production Chain area seeks to search for customized solutions for our clients, tailored to the characteristics of each customer’s sector and economic activity. The purpose of this operation is to facilitate the relationship and interconnection among all production chain elements: anchor companies and their customers, suppliers, distributors, service providers and employees, among others. Accordingly, it is possible to expand the client base, increase business volume and strengthen the client's loyalty to the Bank, by way of structured and driven actions.

Another relevant feature of this area is to encourage suppliers to use the factoring of receivables through quick electronic credit solutions with preferential conditions, providing the company with alternative payment.

Franchising solutions

The Franchising area seeks to search for customized solutions driven to the characteristics and needs of the Brazilian franchising sector (franchisers and franchisees). The purpose of this operation is the centralized servicing to all franchisees of the networks accredited to the Bank, thus improving the number of customers and the business volume in this significant sector of the Brazilian economy.

Market Niches

Customers in specific market niches, such as education, condominiums, health and expediters and driving schools, among others, have the support of a qualified team to structure customized solutions, adding value to a customer’s business, in accordance with profile, features and needs of the respective niche. Another important feature in this area is support for development of Local Productive Arrangements – LPA, providing business advisory services and assistance to these customers.

Public authority solutions

Public administration requires agility and technology in its everyday activities. We have a business area specifically to serve this market, which offers specialized services to entities and bodies of the Executive, Legislative and Judiciary branches at federal, state and municipal levels, in addition to independent governmental agencies, public foundations, state-owned and mixed companies, the armed forces (army, navy and air force) and the auxiliary forces (federal and state police forces), identifying business opportunities and structuring customized solutions.

52 - Reference Form - 2015

7. Issuer's activities

Our exclusive website developed for these customers (www.bradescopoderpublico.com.br) poses corporate solutions for federal, state and municipal governments for payments, receipts, human resources and treasury services, meeting the needs and expectations of the Executive, Legislative and Judiciary branches. The website also features exclusive facilities for public employees and the military showing all of our products and services for these customers.

The relationship works through exclusive service platforms located nationwide, with specialized relationship managers to provide services to these customers.

In 2014, the Bank took part in bidding processes sponsored by the Brazilian government and was successful in over 80.0% of these processes. Furthermore, we became leaders in payments of INSS benefits, with approximately 8.5 million retirees and pensioners.

Asset management and administration

We administer and manage assets by way of:

•   mutual funds;

•   individual and corporate investment portfolios;

•   pension funds, including assets guaranteeing the technical provisions of Bradesco Vida e Previdência;

•   insurance companies, including assets guaranteeing the technical provisions of Bradesco Seguros; and

•   Receivable funds (FIDCs – Fundos de Investimento em Direitos Creditórios), FIIs (Real Estate Investment Funds) and private equity funds (FIPs – Fundos de Investimento em Participações).

On December 31, 2014, we administered or managed 1,697 funds and 237 portfolios, providing services to 2.8 million investors. These funds comprise a wide group of fixed-income, non-fixed income and multimarket funds, among others.

The following tables show our equity of funds and equity of portfolios which are under our management, the number of investors and the number of investment funds and managed portfolios for each period.

			R$ million
Distribution of assets	Dec14	Dec13	Dec12
Financial investment funds - Total	452,102	407,874	406,714
Fixed Income	419,768	373,552	369,287
Equities	27,019	27,967	28,646
Third-party Fund quotas	5,316	6,355	8,782
Managed Portfolios - Total	36,628	27,490	35,117
Fixed Income	26,542	16,856	24,573
Equities	8,130	8,390	9,301
Third-party Fund quotas	1,955	2,244	1,242
Overall Total	488,730	435,364	441,831

	12/31/2014		12/31/2013		12/31/2012
	Number of	Shareholders	Number of	Shareholders	Number of	Shareholders
Financial investment funds	1,697	2,776,357	1,550	2,731,246	1,373	3,159,302
Managed Portfolios	237	518	233	430	231	469
Overall Total	1,934	2,776,875	1,783	2,731,676	1,604	3,159,771

Our products are mostly distributed through our branch network, banking service by phone and the Internet (www.bradesco.com.br - investments).

53 - Reference Form - 2015

7. Issuer's activities

Services related to capital markets and investment banking activities

As the organization's investment bank, Bradesco BBI originates and executes mergers and acquisitions, and originates, structures, syndicates and distributes fixed-income and equity capital market transactions in Brazil and abroad.

In 2014, Bradesco BBI advised customers on 210 transactions across a range of investment banking products, totaling R$179.6 billion.

Equities

Bradesco BBI coordinates and places public offerings of shares in local and international capital markets and intermediates public tender offers. Bradesco BBI ended 2014 with a significant presence in IPOs and follow-ons by Brazilian issuers.

Based on data relating to public offerings registered with the CVM in 2014, Bradesco BBI participated as an underwriter and joint bookrunner in 2 offers totaling R$6.1 billion: Oi S.A. follow-on involving the amount of R$5.7 billion and Ourofino IPO, in the amount of R$418.0 million.

Fixed income

After having been engaged on a number of significant projects during 2014, Bradesco BBI ended the year with a very strong presence in the fixed-income segment. For the year ended December 31, 2014, Bradesco BBI was the leader in terms of value, according to the fixed income ANBIMA ranking. In the period, it coordinated 119 domestic-market offerings totaling more than R$23.7 billion.

In the international broker-dealer market, Bradesco BBI is continuously expanding its presence. In 2014, it acted as “joint bookrunner” for 31 bond issues, which exceeded the amount of US$28.5 billion.

In 2014, Bradesco BBI won The Best Investment Bank in Brazil Award by Euromoney magazine.

Structured operations

Bradesco BBI develops structures and solutions for its customers, in terms of financing, offering a number of funding tools to companies, including those involving securitization. Additionally, Bradesco BBI has a strong presence in the acquisition finance segment.

In 2014, Bradesco BBI also held a leading position in the securitization ranking published by ANBIMA, as a result of structuring 22 operations with a total value of R$6.7 billion.

Mergers and acquisitions

Bradesco BBI provides advisory services to important customers in merger, acquisition and corporate sale transactions, private placements, forming joint ventures, financial and corporate restructuring, and privatizations.

In 2014, Bradesco BBI was rated among the top banks that provided advice for mergers and acquisitions in Brazil. During the year, Bradesco BBI advised on 14 transactions with a disclosed value of R$62.3 billion.

Project finance

Bradesco BBI has a solid background as financial advisor and structuring agent for a number of projects involving project and corporate finance, seeking to optimize financing solutions for projects across various industries through both credit and capital markets. Bradesco BBI won several project finance awards, among them “Deals of the Year” by Latin Finance magazine: Best Oil&Gas Financing, Best Infrastructure Financing Brasil and Best Airport Financing.

As of December 31, 2014, Bradesco BBI was involved in providing financial advice and structuring for approximately 22 projects totaling R$18.1 billion in investments.

Intermediation and trading services

Bradesco S.A. CTVM (or "Bradesco Corretora") trades stocks, options, stock lending, public offerings and forwards. It also offers a wide range of products such as Brazilian government securities (under the Tesouro Direto program), BM&FBOVESPA trading and real estate funds, which are tailored to the needs of high net-worth individuals, major corporations and institutional investors.

In 2014, Bradesco Corretora traded R$98.9 billion in the BM&FBOVESPA equities market and the exchange ranked it 12th in Brazil in terms of total trading volume.

In addition, in the same period, Bradesco Corretora traded 20,846,177 futures, swaps and options totaling R$1,778 billion on the BM&FBOVESPA. According to the BM&FBOVESPA, in 2014, Bradesco Corretora ranked thirteenth in the Brazilian market, in terms of the number of options, futures and swaps contracts executed.

54 - Reference Form - 2015

7. Issuer's activities

Bradesco Corretora was awarded by BM&FBOVESPA, within the Operational Qualifying Program (PQO), all of the five excellence seals (Agro Broker, Carrying Broker, Execution Broker, Retail Broker and Web Broker), indicating the high quality of its future market transactions. Bradesco Corretora is also certified by CETIP (Clearing House for the Custody and Financial Settlement of Securities).

Bradesco Corretora offers its clients the possibility to trade securities on the Internet through its "Home Broker" service. In 2014, "Home Broker" trading totaled R$11.6 billion, or 1.6% of all Internet transactions on BM&FBovespa, and Bradesco Corretora was the 17th largest Internet trader in the Brazilian market.

Bradesco Corretora has a full range of services in investment analysis with coverage of the main sectors and companies of the Brazilian market. With a team of 38 analysts, it is composed of sector specialists (senior and assistant analysts), who fairly disclose their opinions to the customers by way of follow-up reports and instruction guides, with a wide range of projections and comparison multiples. Bradesco Corretora also has a team of its own economists dedicated to the customers' specific demands, focused on the stock market. Over 700 reports, in English and Portuguese, are monthly forwarded to the most important investors domiciled in Brazil, the United States, Europe and Asia.

Through our Bradesco Corretora's branches and representative offices, our customers have access to professionals that are able to advise on investments in the BM&FBOVESPA. We currently run 14 branches and 2 representative offices throughout Brazil. This means that Bradesco Corretora provides direct customer service and closer relations with customers. This channel is very profitable and enjoys a high-level of take-up from investors, making for closer relations with our network of branches as loyal customers concentrate their funds with us.

Bradesco Corretora also offers its services as a representative of non-resident investors for transactions in the financial and capital markets, in accordance with CMN Resolution No. 4,373/14.

Custody, depositary and administrative services

In 2014, we were one of the main providers of capital markets services and retained leadership in the domestic asset custody market, according to the ANBIMA ranking. Our modern infrastructure and specialized team offer a broad range of services such as: asset registration (shares, BDR - Brazilian Depositary Receipts, investment fund shares, Certificates of Real Estate Receivables or CRIs, and debentures); qualified custody for securities; custody of shares underlying Depositary Receipts (DRs); administrative services for investment funds ("CVM Instruction No. 409" Funds and Structured Funds) and managed portfolios; fiduciary administration for investment funds; offshore funds; custody and representation for foreign investors; administrative agent; depositary (escrow account - trustee) and clearing agent.

We have ten Quality Management System ISO 9001:2008 certifications and three data protection GoodPriv@cy certifications. We also hold an ISAE 3402 (International Standard on Assurance Engagements) certification, which comprises assurance reports on controls at a service organization under international standards.

As of December 31, 2014, the main services provided by Bradesco Custódia were:

•   administrative and custody services for investment funds and managed portfolios and fiduciary administration for third-party funds involving:

  R$994.2 billion in assets under custody, as measured by methodology used for the ANBIMA ranking;

  R$1.4 trillion in total shareholders´ equity of investment funds and managed portfolios which are using our administration services, as measured by methodology used for the ANBIMA ranking;

  27 registered DR programs with a market value of R$80.7 billion as measured by methodology used for the ANBIMA ranking; and

  R$233.9 billion total shareholders´ equity of third-party investment funds under fiduciary administration by BEM DTVM.

•   Asset registration:

  Bradesco’s share registration system comprised 242 companies, with a total of 4.5 million shareholders;

  our debenture registration system contained 326 companies with a total market value of R$271.0 billion;

55 - Reference Form - 2015

7. Issuer's activities

  our fund share registration system contained 379 investment funds with a market value of R$67.2 billion; and

  we managed 25 registered BDR programs, with a market value of R$1.7 billion.

In December 2013, the CVM changed the rules that govern these activities through the issuance of Instructions no. 541, 542 and 543, which address centralized deposit, custody and bookkeeping of securities, respectively. Pursuant to these new instructions, recording agents will be required to maintain records in relation to issuances of registered assets and custodians will be responsible for safeguarding assets that were physically issued or for which they are holders of customers’ custody positions in central depositary entities. In addition, centralized deposit service providers will take on a crucial role for trading assets in organized markets, concentrating all operations corresponding to deposited assets. These new instructions became effective from July 1, 2014.

In January 2015 the Central Bank began regulating the activities of centralized depositories and the recording of financial assets, by way of Circular No. 3,743/15, which includes the registration and centralized depository of financial assets and liens and encumbrances on deposited financial assets

International banking services

As a private commercial bank, we offer a wide range of international services, such as foreign exchange transactions, foreign trade finance, lines of credit and banking. As of December 31, 2014, our international banking services included:

•   in New York City: a branch and our subsidiaries Bradesco Securities Inc., or "Bradesco Securities U.S.," Bradesco North America LLC, or "Bradesco North America;" and BRAM US LLC., or “BRAM US”;

•   in London: Bradesco Securities U.K., our subsidiary, or "Bradesco Securities U.K.;"

•   in the Cayman Islands: a branch and our subsidiary, Cidade Capital Markets Ltd., or "Cidade Capital Markets;"

•   in Argentina: our subsidiary Banco Bradesco Argentina S.A., or "Bradesco Argentina;"

•   in Luxembourg: our subsidiary Banco Bradesco Europa S.A. , or "Bradesco Europe;"

•   in Japan: our subsidiary Bradesco Services Co. Ltd., or "Bradesco Services Japan;"

•   in Hong Kong: our subsidiaries Bradesco Trade Services Ltd., or "Bradesco Trade;" and Bradesco Securities Hong Kong or "Bradesco Hong Kong;" and

•   in Mexico: our subsidiary Bradescard México, Sociedad de Responsabilidad Limitada, or "Bradescard México."

Our international transactions are coordinated by our international and foreign exchange department in Brazil with support from 28 operational units specializing in foreign exchange businesses located at major exporting and importing areas nationwide.

Foreign branches and subsidiaries

Our foreign branches and subsidiaries are mainly intended for financing in foreign currency (particularly foreign trade finance operations) to Brazilian and non-Brazilian customers. Bradesco Europe also provides additional services to the private banking segment. Total assets of the foreign branches, excluding transactions between related parties, were R$155.9 billion, as of December 31, 2014, denominated in currencies other than the real.

Funding required for import and export finance is mainly obtained from the international financial community, through credit lines granted by correspondent banks abroad. As an additional source of funding, we issued debt securities in international capital markets, which amounted to US$10.2 billion in 2014.

Bradesco Argentina – To expand our operations in Latin America, in December 1999, we established our subsidiary in Argentina, Bradesco Argentina, the general purpose of which is to extend financing, largely to Brazilian companies established locally and, to a lesser extent, to Argentinean companies doing business with Brazil. As of December 31, 2014, Bradesco Argentina recorded R$173.1 million in total assets.

Bradesco Europa - In April 2002, we took control of Banque Banespa International S.A., Luxemburg, currently named Banco Bradesco Europa. As of December 31, 2014, its total assets were R$10.2 billion.

56 - Reference Form - 2015

7. Issuer's activities

Bradesco Services Japan – In October 2001, we incorporated Bradesco Services Japan to provide support and specialized services to the Brazilian community in Japan, including remittances to Brazil and advice regarding investments within Brazil. As of December 31, 2014, its assets totaled R$4.2 million.

Bradesco Trade Services – A non-financial institution and a subsidiary of our branch in the Cayman Islands, which we incorporated in Hong Kong in January 2007, in partnership with the local Standard Chartered Bank.

Bradesco Securities (U.S., U.K. and H.K.) – Bradesco Securities, our wholly owned subsidiary, is a broker dealer in the United States, England and Hong Kong:

•   The focus of Bradesco Securities U.S. is on facilitating the purchase and sale of shares, primarily in the form of ADRs and common shares. It is also an authorized dealer in bonds, commercial paper and deposit certificates, among other securities, and may provide investment advisory services. As of December 31, 2014, Bradesco Securities U.S. had assets of R$79.0 million;

•   Bradesco Securities U.K. focuses on the intermediation of equities and fixed income operations for Brazilian companies with global institutional investors. On December 31, 2014, Bradesco Securities U.K. had assets of R$23.9 million; and

•   Bradesco Securities H.K. focuses on the trading of ADRs and public and private securities issued by Brazilian companies to global institutional investors. On December 31, 2014, Bradesco Securities H.K. had assets of R$13.6 million.

Cidade Capital Markets – In February 2002, Bradesco acquired Cidade Capital Markets in Grand Cayman, due to the acquisition of its parent company in Brazil, Banco Cidade. As of December 31, 2014, Cidade Capital Markets had R$107.8 million in assets.

Bradesco North America LLC was incorporated in August 2011 to be used as a holding company focused on Bradesco's investments in non-bank businesses in the United States. As of December 31, 2014, its total assets was R$6.3 million.

Banking operations in the United States

In January 2004, the United States Federal Reserve Bank authorized us to operate as a financial holding company in the United States. As a result, we may do business in the United States directly or through a subsidiary, and, among other activities, may sell insurance products and certificates of deposit, provide underwriting services, act as advisors on private placements, provide portfolio management and merchant banking services and manage mutual fund portfolios.

Import and export financing

Our Brazilian foreign-trade related business consists of export and import finance.

We provide foreign currency payments directly to foreign exporters on behalf of Brazilian importers, which are linked to the receipt of local currency payments by the importers. In export finance, exporters obtain advances in reais on closing an export forex contract for future receipt of foreign currency on the contract due date. Export finance arrangements prior to shipment of goods are known locally as Advances on Exchange Contracts or "ACCs," and the sums advanced are used to manufacture goods or provide services for export. If advances are paid after goods or services have been delivered, they are referred to as Advances on Export Contracts, or "ACEs."

There are still other forms of export financing, such as export prepayments, onlendings from BNDES-EXIM funds, export credit notes and bills (referred to locally as "NCEs" and "CCEs"), and the PROEX rate equalization program.

Our foreign trade portfolio is funded primarily by credit lines from correspondent banks. We maintain relations with various American, European, Asian and Latin American financial institutions for this purpose, using our network of approximately 1,400 correspondent banks abroad, 59 of which extended lines of credit as of December 31, 2014.

As of December 31, 2014, our international unit had a balance of R$30.7 billion in export financing and R$9.5 billion and R$ 3.9 billion in import financing and international guarantees. The volume of our foreign exchange contracts for exports reached US$39.0 billion in 2014. In the same period, the volume of our foreign exchange contracts for imports reached US$28.4 billion. In 2014, based on Central Bank data, we reached a 17.3% market share of trade finance for Brazilian exports and 13.0% for imports.

57 - Reference Form - 2015

7. Issuer's activities

Foreign exchange products

In addition to import and export financing, our customers have access to a range of services and foreign exchange products such as:

•   WEB export and import contracts;

•   collecting import and export receivables;

•   cross border money transfers;

•   advance payment for exports;

•   accounts abroad in foreign currency;

•   domestic currency account for foreign domiciled customers;

•   cash holding in other countries;

•   structured foreign currency transactions: through our overseas units;

•   foreign loans to customers (Decree-Law No. 4,131/62);

•   service agreements – receiving funds from individuals abroad via money orders;

•   prepaid cards with foreign currency (individual and corporate customers);

•   purchasing and selling travelers checks and foreign currency paper money;

•   cashing checks denominated in foreign currency;

•   international financial clearance certificate; and

•   international financial capacity certificate.

Consortia

In Brazil, persons or entities that wish to acquire certain goods may set up a group known as a "consortium," in which members pool their funds and plan the acquisition.

Our purchasing consortium company (Bradesco Consórcios) manages plans for groups of purchasers buying real estate, automobiles and trucks/tractors/machinery and equipment. In January, 2003, our subsidiary Bradesco Consórcios initiated the sale of consortium quotas, to our customers. According to the Central Bank, in May, 2004, Bradesco Consórcios became the leader in the real estate segment and, in December 2004, it also became the leader in the automobile segment. In October, 2008, Bradesco Consórcios became the leader in the trucks/tractors/machinery and equipment segment. As of December 31, 2014, Bradesco Consórcios registered total sales of 1,061,847 outstanding quotas in the three segments, with total group revenues of over R$42.9 billion and net income of R$616.9 million.

Segment Insurance, pension plans and capitalization bonds

Life and personal accident insurance

We offer life and personal accident insurance, as well as insurance against miscellaneous events, such as job loss, through our subsidiary Bradesco Vida e Previdência. As of December 31, 2014, there were 25.8 million life insurance policyholders.

Health insurance

The health insurance policies cover medical/hospital expenses. We offer health insurance policies through Bradesco Saúde and its subsidiaries for small, medium or large companies wishing to provide benefits for their staff.

On December 31, 2014, Bradesco Saúde and its subsidiary Mediservice Administradora de Planos de Saúde S.A (Mediservice) had more than 4.5 million beneficiaries covered by company plans and individual/family plans. Approximately 106 thousand companies in Brazil pay into plans provided by Bradesco Saúde and its subsidiaries, including 52 of the top 100.

Bradesco Saúde currently has one of the largest networks of providers of health services in Brazil. As of December 31, 2014, it included 10,275 laboratories, 13,979 specialized clinics, 16,525 physicians and 2,508 hospitals located throughout the country.

Automobiles, property/casualty and liability insurance

We provide automobile, property/casualty and liability insurance through our subsidiary Bradesco Auto/RE. Our automobile insurance covers losses arising from vehicle theft, damage to the passenger and third-party injury. Retail property/casualty insurance is for individuals, particularly those with residential and/or equipment related risks and small- and medium-sized companies whose assets are covered by multi-risk business insurance.

58 - Reference Form - 2015

7. Issuer's activities

Of the mass property/casualty lines for individuals, our residential note ("Bilhete Residencial") is a relatively affordable and highly profitable product. For corporate customers, Bradesco Auto/RE offers Bradesco Seguro Empresarial (business insurance), which is adapted to meet our customers' and business needs. For corporate property/casualty and liability insurance, Bradesco Auto/RE has a specialized team that provides large business groups with services and products tailor-made to the specific needs of each policyholder. Top sellers in this segment are insurance policies for aeronautics, transportation, engineering, named operational and oil risks.

As of December 31, 2014, Bradesco Auto/RE had 1.7 million insured automobiles and 2.8 million property/casualty policies and notes, making it one of Brazil’s main insurers.

Pension plans

We have managed individual and corporate pension plans since 1981 through our wholly-owned subsidiary Bradesco Vida e Previdência, which is now the leading pension plan manager in Brazil, as measured by investment portfolio and technical provision criteria, based on information published by Fenaprevi and SUSEP.

Bradesco Vida e Previdência offers and manages a range of individual and group pension plans. Our largest individual plans in terms of contributions known as VGBL and PGBL are exempted from withholding taxes on income generated by the fund portfolio.

As of November 30, 2014, Bradesco Vida e Previdência accounted for 27.3% of the pension plan and VGBL market in terms of contributions, according to Fenaprevi. Also according to the same source, managed pension funds accounted for 25.0% of VGBL, 24.4% of PGBL and 44.7% of traditional pension plans in Brazil. As of November 30, 2014, Bradesco Vida e Previdência accounted for 30.4% of all supplementary pension plan assets under management, 28.7% of VGBL, 23.1% of PGBL and 52.5% of traditional pension plans, according to Fenaprevi.

Brazilian law currently permits the existence of both "open" and "closed" private pension entities. "Open" private pension entities are those available to all individuals and legal entities wishing to join a benefit plan by making regular contributions. "Closed" private pension entities are those available to discrete groups of people such as employees of a specific company or a group of companies in the same sector, professionals in the same field, or members of a union. Private pension entities grant benefits on the basis of periodic contributions from their members, or their employers, or both.

We manage pension and VGBL plans covering 2.4 million participants, 63.7% of whom have individual plans, and the remainder of whom are covered by company plans. The company’s plans account for 23.8% of technical reserves.

Under VGBL, PGBL and FAPI plans, participants are allowed to make contributions either in installments or in lump-sum payments. Participants in pension plans may deduct the amounts contributed to PGBL up to 12.0% of the participant's taxable income when making their annual tax declaration. Under current legislation, redemptions and benefits are subject to withholding tax. VGBL plan participants may not deduct their contributions when declaring income tax. At the time of redemption, or when benefits are paid out, tax will be levied on these benefits, pursuant to current legislation.

VGBL and PGBL plans may be acquired by companies in Brazil for the benefit of their employees. In 2014, Bradesco Vida e Previdência managed R$87.0 billion in VGBL and R$20.9 billion in PGBL plans. Bradesco Vida e Previdência also managed R$26.4 billion in pension plans.

Bradesco Vida e Previdência also offers pension plans for corporate customers that are in most cases negotiated and adapted to specific needs of the corporate customer.

Bradesco Vida e Previdência earns revenues primarily from:

•   pension and PGBL plan contributions, life insurance and personal accidents premiums and VGBL premiums;

•   revenues from management fees charged to participants in accordance with mathematical provisions; and

•   interest income.

59 - Reference Form - 2015

7. Issuer's activities

Capitalization bonds

Bradesco Capitalização is the leader among private sector capitalization bond companies, according to SUSEP and offers its customers capitalization bonds with the option of a lump-sum or monthly contributions. Plans vary in value (from R$8 to R$50,000.00), form of payment, contribution period, and periodicity of draws for cash prizes of up to R$2.0 million (gross premiums). Plans are adjusted based on the Reference Rate (TR) plus 0.5% per month over the value of the mathematical provision, which may be redeemed by the shareholder at the end of the grace period. As of December 31, 2014, we had around 8.2 million "traditional" capitalization bonds and around 15.5 million incentive capitalization bonds. Given that the purpose of the incentive capitalization bonds is to add value to the products of a partner company or even to provide an incentive for its customer to avoid delinquency, the plans are for short terms and grace periods with low unit sales value. In 2014, Bradesco Capitalização had approximately 23.8 million capitalization bonds and 3.4 million customers.

Bradesco Capitalização is the only company in its industry to have received a Standard & Poor’s (S&P) rating of “brAAA”, the highest rating in Brazil.

b)    Characteristics of the distribution process

Distribution channels

Our branch network is complemented by other distribution channels, such as: service centers and electronic in-company service centers, banking correspondents, ATMs, telephone banking services, and Internet and mobile banking. In introducing new distribution systems, we have focused on enhancing our security as well as increasing efficiency.

By the end of 2014, we had 4,659 branches, 4,631 service centers, electronic in-company service centers and 50,006 banking correspondents (Bradesco Expresso) and 1,344 points of service outside of our own ATM network.

We inform below the number of distribution channels of Banco Bradesco S.A.:

Structural Information - Units	Dec14
Service Points	75,176
- Agencies	4,659
- PAs (1)	3,486
- PAEs (1)	1,145
-External Points of Own Network of self-service Machines	1,344
- Assisted Network Points Banco24Horas	12,450
- Bradesco Expresso (Corresponding)	50,006
- Bradesco Sales Promoter	2,073
- Branches/Overseas Subsidiaries	13
Self-service machines	48,682
- Bradesco Network	31,089
- Banco24Horas Network	17,593

(1) PA (Service Points): a result of the consolidation of PAB (Banking Service Point), PAA (Advanced Service Point) and Exchange Branches, according to CMN Resolution No. 4072/12; and PAE (Electronic Service Points in Companies) – Posts located on a company’s premises.

60 - Reference Form - 2015

7. Issuer's activities

The following table shows the distribution of sales of these products through our branches and outside our branches:

Percentage of total sales by product	2014	2013	2012
Insurance products:
Sales through branches	36.0%	37.9%	38.1%
Sales outside branches	64.0%	62.1%	61.9%
Supplementary pension products:
Sales through branches	86.6%	86.1%	83.7%
Sales outside branches	13.4%	13.9%	16.3%
Capitalization bonds:
Sales through branches	83.0%	82.1%	79.6%
Sales outside branches	17.0%	17.9%	20.4%

Other distribution channels

Digital channels

The Digital Channels offer mobility and independence to customers so that they may expand their businesses with us.

We aim to make the banking experience even more convenient, fast and safe. In addition to the traditional service channels, such as Self-Service, “Fone Fácil” (easy phone) and internet, customers and users have access to us via Bradesco Celular (mobile banking).

People with disabilities and reduced mobility are provided with internet banking services for the visually impaired; personalized assistance for the hearing impaired using digital language at Fone Fácil, Bradesco Celular for the visually impaired; visual mouse for people with motor disabilities; and access to ATMs for customers with visual and physical disabilities, among others.

We are present on social networks, through which we monitor our brand, products and services, provide services and interact with users. We were the first bank to develop a Facebook access application, which enables making inquiries, payments, transfers and request of personal loans while navigating on the social network.

In 2012, we introduced Bradesco Next, a fully digital and multitouch interaction facility developed to test new forms of banking service usage, formats and layouts. The strategy behind Bradesco Next is to develop new digital services that may be used in our branches.

In 2014, 91.0% of transactions were carried out through digital channels. The table below shows the number of operations carried out through digital channels:

Year ended December, 31	In million of transactions
	2014	2013	% change
Internet Indivifual + Companies – with WebTa (1)	4,492	4,205	6.8%
ATMs	2,087	2,081	0.3%
Mobile Bancking (Bradesco Celular)	1,908	868	119.9%
Telephone Banking (Fone Fácil)	410	473	(13.3)%
Total	8,897	7,627	16.7%

(1)    WebTa is an internet file tranmission servisse, to the bank, carried out by corporate customers using Net Empresas.

Bradesco Celular (Mobile banking)

We were the first Brazilian institution to use mobile banking. Through this channel the customer can check bank balances and statements, make payments, recharge prepaid mobile phones, make transfers, get loans, obtain quotes and follow stock purchase and sale orders, among other things. Our website www.bradescocelular.com.br provides detailed information on products and services.

61 - Reference Form - 2015

7. Issuer's activities

Additionally, Bradesco Celular also provides the following services:

•   Free access: enables individuals to carry out financial transactions and monitor their accounts via Bradesco Celular free of charge, without exhausting their data plans. Available for mobile phone network operators Claro, Oi, Tim, and Vivo (Brazilian mobile phone network operators);

•   Depositing checks via mobile phone eliminating the need to deliver physical cheques at the branch or ATMs;

•   Bradesco Direct Reload: a service that enables reloading credits for prepaid mobile phones with just a single call from the device itself, even if there are no credits available for making calls. This feature is currently available for mobile phone users who are registered customers of Vivo, TIM and Claro;

•   SMS payments: previously-registered customers receive messages to schedule payments in advance or make payments with their banking collection forms registered with the DDA or utility bills, by simply answering a SMS;

•   InfoCelular (information on mobile phones): with this feature, our registered customers quickly and safely receive SMS messages reporting on banking transactions for their account in accordance with the period and amount they designate;

•   Bradesco Net Empresa Celular (Bradesco Net Company Mobile Banking): made available for corporate customers using mobile phones to check bank balances and authorize transactions;

•   Token embedded in the mobile device: an innovative and pioneering service in the market, the embedded token provides an additional convenience option for our customers by enabling them to authenticate any transaction carried out on the device and other digital channels; and

•   Bradesco Celular via SMS (SMS Banking): this service allows our customers to confirm balances, see their last three entries in a bank statement and reload credits for prepaid mobile phones via SMS.

Internet

In 2011, we introduced a new version of our Internet Banking service, which included more than 50 innovations, in particular an “A” key for Quick Access, an Intelligent Payment feature which automatically recognizes the intended type of payment through a bar code, and a search box located on all pages.

The Portal Bradesco has 15 transactional sites for banking transactions and 41 institutional sites, which provide information on the Bank, guidance on security, disclosure of social and environmental actions, and specific investor publications, among others. The institutional sites in turn have been restructured, whereby information and products/services were reorganized, contents simplified and language adapted to digital channels.

Our corporate customers have access to a product called Net Empresa, which allows them to check their account balances online and carry out banking transactions and transfers quickly and safely.

Self-service network

Our self-service network has 31,089 ATMs strategically distributed across Brazil, providing quick and convenient access to products and services. In addition to our ATMs, customers can access the pooled network of 17,593 Banco24Horas machines to effect transactions such as cash withdrawals, statements, balance status queries, loans, payments of payment vouchers, transfers between Bradesco accounts and transfers to other banks. As of December 31, 2014, over 2.0 billion transactions were conducted through ATMs.

We were a pioneer in Brazil in introducing a biometric reading system that identifies customers and authenticates ATM transactions through a sensor/invisible light beam capturing the image of the vascular pattern of the palm of the hand. This technology allows our customers to carry out transactions using only their card and hand palm reading. In addition, for greater convenience, customers may also withdraw cash and check balances without their card, simply using biometry and a six-digit password, so that transactions are carried out more easily and quickly. We believe that the biometric reading system is one of the world’s most advanced security technologies. This technology is available in 31,044 of our ATMs and in 10,113 ATMs of the Banco24Horas Network.

62 - Reference Form - 2015

7. Issuer's activities

Based on an agreement with the INSS, this technology allows retired customers and pensioners to perform “proof of life” with the use of automatic biometrics, without the need to go to a bank counter to submit documentation, thereby expediting the process.

Telephone services – Fone Fácil

Fone Fácil is Bradesco’s telephone banking system. The customized service system, with financial experts and virtual servicing, makes Fone Fácil one of the most efficient service channels and we have one of the most awarded banking relationship centers in Brazil, which is available to customers on a 24/7 basis.

Through this channel, the customer may acquire products, obtain information on their account, credit card, social security benefits, capitalization bonds and carry out a number of transactions, such as: checking account balances, bank statements, payments, transfers, credit transactions, investments, registering with the Bradesco Token into the mobile device, registering and disabling a password, cancellation and reissuing of cards, among other services.

In addition to the customized digital service, customers have access, through a number of specific numbers, to several telephone service centers including service centers for: internet banking, Net Empresa, Consortium, Private Pension Plan, Bradesco Financiamentos and Alô Bradesco.

Banking units in retail chains - Bradesco Expresso

We have also entered into partnership agreements (Bradesco Expresso) with retail chains, supermarkets, drugstores, grocery stores, and other retailers. These companies provide basic banking services such as payment of utility bills and others, withdrawal of cash from checking and savings accounts, deposits and pension payments, among others. These services are rendered by the staff of our business partners, but all credit decisions are made by our employees.

63 - Reference Form - 2015

7. Issuer's activities

c)     Characteristics of the market segments, specially:

i) Participation in each market:

Following, we demonstrate the percentages of Banco Bradesco S.A participations in relation to banking and insurance segment and its distribution channels:

In percentage (%)
Market Share	Dec14
Banks - Source: Central Bank of Brazil
Demand Deposits	12.9
Savings Deposits	13.8
Term Deposits:	9.6
Loan Operations	10.3
Loan Operations - Private Institutions	22.2
Loan operations - Individual Vehicles (CDC + Leasing)	13.3
Payroll Loans	11.7
Number of Branches	20.4
Banks - Source: INSS/Dataprev
Payment of Benefits to Retirees and Pensioners	26.6
Banks - Source: Anbima
Investment Fund and Managed Portfolios	18.8
Insurance, Pension Plans and Capitalization Bonds - Source: Susep and ANS
Insurance, Pension Plan and Capitalization Bond Premiums	24.4
Insurance Premiums (including VGBL)	24.0
Life insurance and Personal Injury Premiums	17.3
Auto/RE Insurance Premiums	10.1
Auto/RCF Insurance Premiums	10.5
Health Insurance Premiums	46.1
Revenue from Pension Contributions (excluding VGBL)	30.2
Capitalization Bond Income	24.4
Technical reserves from insurance, pension plans and capitalization bonds	27.6
Insurances and Pension Plans – source: Fenaprevi
Revenue from VGBL Premiums	28.1
Revenue from Contributions to PGBL	23.8
Pension Investment Portfolios (including VGBL)	30.5
Leasing - Source: ABEL
Active Operations	19.3
Consortia – Source: Central Bank of Brazil
Real estate	27.7
Auto	27.4
Trucks, Tractors and Agricultural Implements	17.8
International Sector - Source: Central Bank of Brazil
Export market	17.3
Import market	13.0

64 - Reference Form - 2015

7. Issuer's activities

ii) competitive conditions in markets

We face significant competition in all of our principal areas of operation, since the Brazilian financial and banking services markets are highly competitive and have undergone an intensive consolidation process in the past few years.

As of December 31, 2014, publicly owned financial institutions held 46.3% of the National Financial System's assets, followed by private sector locally owned financial institutions (taking into consideration financial conglomerates) with a 37.2% share and foreign-controlled financial institutions, with a 16.5% share.

Public-sector financial institutions play an important role in the banking sector in Brazil. Essentially, they operate within the same legal and regulatory framework as private-sector financial institutions, except that certain banking transactions involving public entities must be made exclusively through public-sector financial institutions (including, but not limited to, depositing federal government funds or judicial deposits).

In April, 2012, Circular No. 3,590/12 was issued, determining that the following transactions should be analyzed by the Central Bank with respect to their effects on competition, notwithstanding the review related to the stability of the financial system: (a) transfers of ownership control; (b) takeovers; (c) mergers; (d) business transfers; and (e) other means of business concentration. In August 2012, the CMN set out new requirements and procedures for incorporation, authorization for operations, cancellation of authorization, changes of control, corporate restructurings and conditions for exercising positions in statutory or contractual bodies.

Credit cards

The credit card market in Brazil is highly competitive. Our primary competitors are Banco do Brasil, Itaú Unibanco, and Santander Brasil. Management believes that the primary competitive factors in this area are interest rates, annual fees, card distribution network and benefits offered.

Leasing

In general, the Brazilian leasing market is dominated by companies affiliated with vehicle and equipment producers and large banks. We currently enjoy certain competitive advantages, as we have a larger service network than any of our private sector competitors.

Asset management

As of December 31, 2014, the asset management industry in Brazil managed funds worth R$2.7 trillion in shareholders´ equity according to ANBIMA. BRAM held a portion of R$348.5 billion, representing a growth of 14.0% as compared to the 12 previous months or 13.0% of market share. We are the leading institution as measured by the number of investment fund quotaholders with 2.8 million.

Insurance, pension plans and capitalization bonds

Insurance sector

As leader of the Brazilian insurance market, with a 24.0% market share as of November 30, 2014, Grupo Bradesco Seguros faces growing competition from several domestic and multinational companies in all branches of this sector.

Our principal competitors are Brasilprev, Itaú Unibanco Seguros S.A., Sul América Cia. Nacional de Seguros, Grupo Segurador Banco do Brasil, Mapfre, Porto Seguros Cia. de Seguros Gerais, Zurich, Santander and Caixa Seguros, which account for a combined total of approximately 53.0% of all premiums generated in the market, as reported by SUSEP, in November 2014.

In recent years, there has been a change in the insurance sector in Brazil, as foreign companies have begun to form associations with national insurers. In this respect, the main competitive factors are price, financial stability, and recognition of the name and services provided by companies. With respect to services, competition primarily involves the ability to serve the branches that market such services, including the level of claims handling automation, and development of long-term relationships with customers.

We believe that the penetration of our service network, present in all municipalities in Brazil, gives Grupo Bradesco Seguros a significant competitive edge over most insurance companies, thereby promoting cost savings and marketing synergies.

Regarding the healthcare sector, although most insurance activities are carried out by companies with nationwide operations, there is also competition from companies that operate locally or regionally.

Pension plan sector

The Brazilian government's monetary stabilization policies stimulated the pension plan sector and attracted new international players.

65 - Reference Form - 2015

7. Issuer's activities

With 27.2% of total contributions in the sector SUSEP (November 2014), Bradesco Vida e Previdência's main competitive advantages are: the brand “Bradesco”, our extensive branch network, our strategy and our record of being in the forefront of product innovation.

Capitalization bonds sector

Bradesco Capitalização holds a 24.7% market share in capitalization bonds income and 22.5% in terms of technical provisions, according to SUSEP (November 2014). Among the competitive factors in the sector, we highlight the offering of low-cost products with a higher number of prize drawings, security, financial stability, and brand recognition by customers.

d)    Seasonality

We generally have some seasonality in certain parts of our business. There is certain seasonality in our consumer financing business (including our credit card business, financing of goods and others), with increased levels of credit card transactions and financing of goods at the end of the year and a subsequent decrease of these levels at the beginning of the year. We also have certain seasonality in our collection fees at the beginning of the year, which is when taxes and other fiscal contributions are generally paid in Brazil. In our PGBL and VGBL business, seasonality happens at the end of the year, when the Christmas bonuses and profit sharing are usually paid.

e)     Main raw materials, stating:

i) description of relationships with suppliers, including whether they are subject to governmental control or regulation, with agencies and applicable legislation:

Bradesco hires suppliers and establish business relationships with partners that operate with ethical standards compatible with the Organization, through a strict selection process and not negotiate with those who, verifiably, disrespect the provision of its Code of Ethical Conduct, and also guided its business relationship by the Sectorial Code of Ethical Conduct for the Purchasing Professional.

The Bank also has a program relationship with strategic suppliers to discuss about revaluation of the supply chain of the total acquisition cost, optimization of products, innovation and sustainability. There are regular meetings with executives of the Bank and suppliers, which established objectives and monitoring the results of actions taken.

ii) Any dependence on a small number of suppliers:

Bradesco has no dependence on suppliers to perform its activities.

iii) Possible volatility affecting its prices:

The prices volatility, as resources for loans, interest rates charged on products, among others, rely on macroeconomic conditions and market rates.

If there is expected growth rate of inflation, the Central Bank may increase the base interest rate, increasing, consequently, interest rates for loans. Another factor that can enhance loans is the increase in delinquency rate for customers. Moreover, variations in tax rates on loans also make these operations more expensive.

7.4 - Customers account for more than 10% of the total net revenue

Bradesco has no clients that are responsible for more than 10% of the total net revenue of the institution.

7.5 - Relevant effects of state regulation in the activities

a)     need of governmental for the exercise of activities and historical relation with the public administration in order to obtain such authorizations

The basic institutional framework of the Brazilian Financial System was established in 1964 by Law No. 4,595/64, known as the "Banking Reform Law." The Banking Reform Law dealt with monetary, banking and credit policies and institutions, and created the Brazilian Monetary Council (“CMN”).

For Brazilian regulatory purposes, insurance companies, private pension plans and capitalization bonds providers are not considered financial institutions.

66 - Reference Form - 2015

7. Issuer's activities

Principal regulatory agencies

CMN

CMN is responsible for overall supervision of monetary, credit, budgetary, fiscal and public debt policies. CMN has the following functions:

•   regulating loans and advances granted by Brazilian financial institutions;

•   regulating Brazilian currency issue;

•   supervising Brazil's reserves of gold and foreign exchange;

•   determining saving, foreign exchange and investment policies in Brazil; and

•   regulating capital markets in Brazil.

In December 2006, CMN asked the CVM to devise a new "Risk-Based Supervision System" in order to: (i) identify risks to which the market is exposed; (ii) rank these risks in order of severity; (iii) establish mechanisms for mitigating these risks and the losses they might cause; and (iv) control and monitor the occurrence of risk events. Among other effects, this system provides for a fast-track reviewing process for the issuance of securities.

Central Bank

The Central Bank is responsible for:

•   implementing currency and credit policies established by the CMN;

•   regulating and supervising public and private sector Brazilian financial institutions;

•   controlling and monitoring the flow of foreign currency to and from Brazil; and

•   overseeing the Brazilian financial markets.

The Central Bank’s chairperson is appointed by the president of Brazil for an indefinite term of office, subject to approval by the Brazilian senate.

The Central Bank supervises financial institutions by:

•   setting minimum capital requirements, compulsory reserve requirements and operational limits;

•   authorizing corporate documents, capital increases, acquisition of interest in new companies and the establishment or transfer of principal places of business or branches (in Brazil or abroad);

•   authorizing changes in shareholder control of financial institutions;

•   requiring the submission of annual and semiannual audited financial statements, quarterly revised financial statements and monthly unaudited financial statements; and

•   requiring full disclosure of loans and advances and foreign exchange transactions, import and export transactions and other directly related economic activities.

CVM

The CVM is responsible for regulating the Brazilian securities markets in accordance with securities and capital-market policies established by CMN.

Banking regulations

Principal limitations and restrictions on activities of financial institutions

Under applicable laws and regulations, a financial institution operating in Brazil:

•   may not operate without the prior approval of the Central Bank and in the case of foreign banks, authorization by presidential decree;

•   may not invest in the equity of any other company beyond regulatory limits;

•   may not lend more than 25.0% of its RC to any single person or group;

•   may not own real estate, except for its own use; and

•   may not lend to or provide guarantees for:

     any individual that controls the institution or holds, directly or indirectly, more than 10.0% of its share capital;

67 - Reference Form - 2015

7. Issuer's activities

     any entity that controls the institution or with which it is under common control, or any officer, director or member of the Fiscal Council and Audit Committee of such entity, or any immediate family member of such individuals;

     any entity that, directly or indirectly, holds more than 10.0% of its shares (with certain exceptions);

     any entity that it controls or of which it directly or indirectly holds more than 10.0% of the share capital;

     any entity whose management consists of the same or substantially the same members as its own executive committee; or

     its executive officers and directors (including their immediate families) or any company controlled by its executive officers and directors or their immediate families or in which any of them, directly or indirectly, holds more than 10.0% of share capital.

The restrictions with respect to related party transactions do not apply to transactions entered into by financial institutions in the interbank market.

Capital adequacy and leverage

Brazilian financial institutions are subject to capital measurement and standards based on a weighted risk-asset ratio, according to CMN Resolutions No. 4,192/13 and No. 4,193/13. The parameters of this methodology resemble the international framework for minimum capital measurements adopted for the Basel Accord.

Financial institutions, except for credit cooperatives, must keep consolidated accounting records (for calculating their capital requirements) of their investments in companies whenever they hold, directly or indirectly, individually or together with partners, a controlling interest in the investee companies. If their interest does not result in control of a company, financial institutions may choose to recognize the interest as equity in the earnings of unconsolidated companies instead of consolidating such interests.

Under certain conditions and within certain limits, financial institutions may include eligible instruments when determining their capital requirements in order to calculate their operational limits, provided that this instrument complies with the requirements of regulation in force.

Brazilian financial institutions are required to calculate their capital requirements on a consolidated basis with: (i) institutions that are part of their financial conglomerate up to December 31, 2017; as required by Central Bank Circular nº 3,726/14; and (ii) institutions that are part of their prudential conglomerate, beginning as of January 1, 2015.

The applicable regulation defines a prudential conglomerate as, among others, the following entities located in Brazil or abroad over which the institution has direct or indirect control: (i) financial institutions and other institutions authorized to operate by the Central Bank; (ii) consortium administrators; (iii) payment institutions; (iv) organizations that acquire credit transactions, including real estate and credit rights; and (v) other legal entities headquartered in Brazil that are solely engaged in holding interests in the entities set out above.

In December 2014, the CMN changed the scope of the rules for the management of credit, market, operational and liquidity risks and capital management in order to apply such rules at the prudential conglomerate level which is now required as the basis for calculation of the capital requirements of financial institutions. Resolution No. 4,388/14 sets forth that risk management may be carried out by a single unit responsible for the prudential conglomerate and its respective affiliates. This applies only to market risk management and not to any other risk functions. Further, this resolution also updates the application of the relevant thresholds for any calculations of foreign exchange exposure.

Risk Weighting

Pursuant to Circular No. 3,644/13, the Central Bank consolidated the risk weighting factors applied to different exposures in order to calculate capital requirement through a standardized approach. According to such rule, as amended, the risk weight factors vary from 0.0% to 1,250.0% and should be applied to credit risks, depending on the nature and characteristics of the exposure. Risk-weight factors applicable to different exposures are often changed by the Central Bank.

In addition, there are specific standards of the Central Bank to determine procedures to calculate the portion of risk-weighted assets related to other exposures.

In December 2014 the Central Bank changed the procedures for calculating the portion of risk-weight assets, in connection with the calculation of the capital required for the operational risk by way of a standardized approach. Under the present model, this is calculated based on the risk of financial institutions and its direct and indirect controlled entities, based on the gross revenue for the past three years. The prudential conglomerate concept, however, does not have a retroactive data base to supply such information. In order to overcome this obstacle, a transitional model for the calculation of operational risk was adopted in January 2015.

68 - Reference Form - 2015

7. Issuer's activities

Reserve requirements

The Central Bank periodically sets compulsory reserve and related requirements for Brazilian financial institutions. The Central Bank uses reserve requirements as a mechanism to control liquidity in the Brazilian Financial System.

Standards on compulsory deposits and additional reserve requirements are periodically altered by the Central Bank.

The total consolidated exposure of a financial institution in foreign currencies and gold cannot exceed 30.0% of its RC. In addition, if its exposure is greater than 5.0% of its RC, the financial institution must hold additional capital at least equivalent to 100.0% of its exposure. Since July 2, 2007, the amount internationally offset in opposite exposures (purchases and sales) in Brazil and abroad by institutions of the same conglomerate is required to be added to the respective conglomerate's net consolidated exposure.

Asset composition requirements

According to the Resolution No. 2,844/01, as amended, Brazilian financial institutions may not allocate more than 25.0% of their RC to loans and advances (including guarantees) to the same customer (including customer's parent, affiliates and subsidiaries) or to securities from any issuer. They also may not act as underwriters (excluding best efforts underwriting) of securities issued by any one issuer representing more than 25.0% of their RC.

According to the Resolution No. 2,283/96, permanent assets (defined as property and equipment other than commercial leasing operations, unconsolidated investments and deferred assets) of Brazilian financial institutions may not exceed 50.0% of their regulatory capital (RC).

Repurchase transactions

Repurchase transactions are subject to operational capital limits based on the financial institution's equity, as adjusted in accordance with Central Bank regulations. A financial institution may only hold repurchase transactions in an amount up to 30 times its RC. Within that limit, repurchase operations involving private securities may not exceed five times the amount of the financial institution's RC. Limits on repurchase operations involving securities backed by Brazilian governmental authorities vary in accordance with the type of security involved in the transaction and the perceived risk of the issuer as established by the Central Bank.

Onlending of funds borrowed abroad

Financial institutions and leasing companies are permitted to borrow foreign currency-denominated funds in the international markets (through direct loans or the issuance of debt securities) in order to on-lend such funds in Brazil. These onlendings take the form of loans denominated in reais but indexed to the U.S. dollar. The terms of the onlending transaction must mirror the terms of the original transaction. The interest rate charged on the underlying foreign loan must also conform to international market practices. In addition to the original cost of the transaction, the financial institution may charge onlending commission only.

Furthermore, the amount of any loan in foreign currency should be limited to the sum of foreign transactions undertaken by the financial institution to which loan funds are to be directed. Lastly, pursuant to the Central Bank's Circular No. 3,434/09, the total of loans and advances made against these funds must be delivered to the Central Bank as collateral, as a condition for the release of the amount to the financial institution.

Foreign currency position

Transactions in Brazil involving the sale and purchase of foreign currency may be conducted only by institutions authorized by the Central Bank to operate in the foreign exchange market.

Beginning in 1999, the Central Bank adopted a foreign exchange free float system, which gave rise to increased volatility. Since mid-2011 the Brazilian real has depreciated against the U.S. dollar and the Central Bank has intervened in the foreign exchange market to control the foreign rate volatility.

The Central Bank does not impose limits on long positions in foreign exchange operations (i.e., in which the aggregate amount of foreign currency purchases exceeds sales) and short positions in foreign exchange operations (i.e., in which the aggregate amount of foreign currency purchases is less than sales) for banks authorized to operate in the foreign exchange market.

69 - Reference Form - 2015

7. Issuer's activities

Standards that address foreign exchange markets are frequently changed by CMN and the Central Bank.

Registration of cross-border derivatives and hedging transactions and information on derivatives

In December 2009, the Central Bank issued specific rules that became effective on February 1, 2010, requiring Brazilian financial institutions to register their cross-border derivative transactions with a clearing house regulated by the Central Bank and by the CVM. Specifically, cross-border derivative transactions must: (i) be registered within 2 business days; and (ii) cover details of underlying assets, values, currencies involved, terms, counterparties, means of settlement and parameters used.

In February 2010, registration rules were extended to cover hedging transactions in foreign OTC markets or exchanges.

In November 2010, to facilitate management of derivatives-related risk incurred by financial institutions, the CVM stipulated that market participants should create mechanisms in order to share information on derivatives contracts traded or registered in their systems, subject to banking confidentiality rules.

Treatment of loans and advances

Financial institutions are required to classify their loans and advances into nine categories, ranging from AA to H, based on their risk. These credit classifications are determined in accordance with Central Bank criteria relating to:

•   the conditions of the debtor and the guarantor, such as their economic and financial situation, level of indebtedness, capacity for generating profits, cash flow, delay in payments, contingencies and credit limits; and

•   the conditions of the transaction, such as its nature and purpose, the type, the level of liquidity, the sufficiency of the collateral and the total amount of the credit.

In the case of corporate borrowers, the nine categories that we use are as follows:

Rating	Our Classification	Bradesco Concept
AA	Excellent	First-tier large company or group, with a long track record, market leadership and excellent economic and financial concept and positioning.
A	Very Good	Large company or group with sound economic and financial position that is active in markets with good prospects and/or potential for expansion.
B	Good	Company or group, regardless of size, with good economic and financial positioning.
C	Acceptable	Company or group with a satisfactory economic and financial situation but with performance subject to economic variations.
D	Fair	Company or group with economic and financial positioning in decline or unsatisfactory accounting information, under risk management.

A loan and advance operation may be upgraded if it has credit support or downgraded if in default.

Doubtful loans are classified according to the loss perspective, as per E-H ratings as follows:

Rating	Bradesco Classification
E	Deficient
F	Bad
G	Critical
H	Uncollectible

A similar nine-category ranking system exists for transactions with individuals. We grade credit based on data including the individual's income, net worth and credit history, as well as other personal data.

For regulatory purposes, financial institutions are required to classify the level of risk of their loan operations according to Central Bank criteria, taking into consideration both the borrower and guarantors’ characteristics and the nature and value of the operation, among others, in order to identify potential provision for loan losses.

This risk evaluation must be reviewed at least every six months for loans extended to a single customer or economic group whose aggregate loan amount exceeds 5.0% of the financial institution's RC, and once every 12 months for all loan operations, with certain exceptions.

70 - Reference Form - 2015

7. Issuer's activities

Past due loans and advances must be reviewed monthly. For this type of loan, regulatory provisions set the following maximum risk classifications:

Number of Days Past Due (1)	Maximum Classification
15 to 30 days	B
31 to 60 days	C
61 to 90 days	D
91 to 120 days	E
121 to 150 days	F
151 to 180 days	G
More than 180 days	H
(1) These time periods are doubled in the case of loans with maturities in excess of 36 months.

Financial institutions are required to determine, whether any loans must be reclassified as a result of these maximum classifications. If so, they must adjust their regulated accounting provisions accordingly.

The regulations specify a minimum provision for each category of loan, which is measured as a percentage of the total amount of the loan and advance operation, as follows:

Classification of Loan	Minimum Provision %
AA	-
A	0.5
B	1.0
C	3.0
D	10.0
E	30.0
F	50.0
G	70.0
H(1)	100.0
(1) Financial institutions must write off any loan six months after its initial classification as an H loan.

Loans and advances of up to R$50,000 may be classified by the method used by the financial institution itself or the arrears criteria, described above.

Financial institutions must make their lending and loan classification policies available to the Central Bank and to their independent accountants. They are also required to submit information relating to their loan portfolio to the Central Bank, together with their financial statements. This information must include:

•   a breakdown of the business activities and nature of borrowers;

•   maturities of their loans;

•   amounts of rescheduled, written-off and recovered loans;

•   loan portfolio diversification by the loan classification; and

•   non-performing loans.

The Central Bank requires authorized financial institutions to compile and submit their loans and advances portfolio data in accordance with several requirements and may allow discrepancies in these statements of up to 5.0% per risk level and 2.5% in the reconciled total.

Exclusivity in loans and advances to customers

In January 2011, Central Bank Circular No. 3,522/11 prohibited financial institutions that provide services and loan transactions from entering into agreements, contracts or other arrangements that prevent or restrict the ability of their customers to access loans and advances offered by other institutions, including payroll-deductible loans. The purpose of this rule is to increase competition among credit providers and prevent exclusivity agreements between state-owned banks and government bodies with respect to payroll-deductible loans. While there is some uncertainty as to whether the new rules affect existing contracts, all new contracts are covered by the new regulations, allowing market competition and enabling employees in the public and private sectors to obtain payroll-deductible loans from any authorized financial institution.

71 - Reference Form - 2015

7. Issuer's activities

Brazilian Clearing System – (Sistema de Pagamentos Brasileiro, or “SPB”)

The Brazilian Clearing System was regulated and restructured under legislation enacted in 2001. These regulations are intended to streamline the system by adopting multilateral clearing and boost security and solidity by reducing systemic default risk and financial institutions' credit and liquidity risks.

The subsystems in the Brazilian Clearing System are responsible for maintaining security mechanisms and rules for controlling risks and contingencies, loss sharing among market participants and direct execution of custody positions of contracts and collateral by participants. In addition, clearing houses and settlement service providers, as important components to the system, set aside a portion of their assets as an additional guarantee for settlement of transactions.

Currently, responsibility for settlement of a transaction has been assigned to the clearinghouses or service providers responsible for it. Once a financial transaction has been submitted for clearing and settlement, it generally becomes the obligation of the relevant clearinghouse and/or settlement service provider to clear and settle, and it is no longer subject to the risk of bankruptcy or insolvency on the part of the market participant that submitted it for clearing and settlement.

Financial institutions and other institutions authorized by the Central Bank are also required under the new rules to create mechanisms to identify and avoid liquidity risks, in accordance with certain procedures established by the Central Bank. Under these procedures, institutions are required to:

•   maintain and document criteria for measuring liquidity risks and risk management procedures;

•   analyze economic and financial data to evaluate the impact of different market scenarios on the institution's liquidity and cash flow;

•   prepare reports to enable the institution to monitor liquidity risks;

•   identify and evaluate mechanisms for unwinding positions that could threaten the institution economically or financially and for obtaining the resources necessary to carry out such unwinds;

•   adopt system controls and test them periodically;

•   promptly provide the institution's management information and analysis for any liquidity risk identified, including any conclusions or measures taken; and

•   develop contingency plans for handling liquidity crisis situations.

Financial institutions were positively affected by the restructuring of the Brazilian Clearing System. Under the old system, in which transactions were processed at the end of the day, an institution could carry a balance, positive or negative, a situation which is no longer allowed. Payments must now be processed in real time, and since March 2013, the amounts over R$1,000 are being processed by electronic transfers between institutions with immediately available funds. If a transaction is made using checks, an additional bank fee will be charged.

The Central Bank and CVM have the power to regulate and supervise the Brazilian payment and clearing systems.

In October 2013, Law No. 12,685/13 was enacted providing for payment arrangements and payment institutions that are part of SPB. In November 2013, in order to regulate this law: (a) the CMN established guidelines for the regulation, surveillance and supervision of payment institutions and payment arrangements that are part of SPB; and (b) the Central Bank: (i) defined requirements and procedures to authorize the establishment and operation, cancellation of authorization, control changes, structure of management positions, name and head office location, corporate reorganizations, conditions to hold management positions in payment institutions and authorization for financial institutions to provide payment services; (ii) created a regulation to govern, among others, provision of payment services in the ambit of payment arrangements that are part of SPB, and established criteria according to which payment arrangements will not be part of SPB, among others; and (iii) established rules on risk management, minimum capital requirements, governance of payment institutions, preservation of value and liquidity of payment account balances.

In April 2014, the Central Bank changed the rules regarding any payment institutions and any related arrangements. The main changes were as follows: (a) it determined that the payment institutions shall deposit with the Central Bank the amounts corresponding to the electronic balance of any payment accounts, plus the electronic balance of any amounts being transferred between payment accounts within the same payment institution. To ensure the viability of the Brazilian Payment System (SPB), such deposit should be affected gradually; starting with 20% in 2014 and increasing to 100% in 2019; and (b) it reviewed the definition of arrangements that may be considered an integral part of the SPB.

72 - Reference Form - 2015

7. Issuer's activities

Intervention

The Central Bank will intervene in the operations and management of any financial institution not controlled by the Federal Government if the institution:

•   suffers losses due to mismanagement, putting creditors at risk;

•   repeatedly violates banking regulations; or

•   is insolvent.

Intervention may also be ordered upon the request of a financial institution's management and may not exceed 12 months. During the intervention period, the institution's liabilities are suspended in relation to overdue obligations, maturity dates for pending obligations contracted prior to intervention, and liabilities for deposits in the institution existing on the date intervention was ordered.

Administrative liquidation

The Central Bank will liquidate a financial institution if:

•   the institution's economic or financial situation is at risk, particularly when the institution ceases to meet its obligations as they fall due, or upon the occurrence of an event that could indicate a state of bankruptcy;

•   management commits a material violation of banking laws, regulations or rulings;

•   the institution suffers a loss which subjects its unsecured creditors to severe risk; or

•   upon revocation of the authorization to operate, the institution does not initiate ordinary liquidation proceedings within 90 days, or, if initiated, the Central Bank determines that the pace of the liquidation may impair the institution's creditors.

As a consequence of administrative liquidation:

•   lawsuits pleading claims on the assets of the institution are suspended;

•   the institution's obligations are accelerated;

•   the institution may not comply with any liquidated damage clause contained in unilateral contracts;

•   interest does not accrue against the institution until its liabilities are paid in full; and

•   the limitation period of the institution's obligations is suspended.

Temporary Special Administration Regime

The Temporary Special Administration Regime, known as "RAET," is a less severe form of Central Bank intervention in financial institutions, which allows institutions to continue to operate normally. RAET may be ordered in the case of an institution that:

•   repeatedly makes transactions contravening economic or financial policies under federal law;

•   faces a shortage of assets;

•   fails to comply with compulsory reserves rules;

•   has reckless or fraudulent management; or

•   has operations or circumstances requiring an intervention.

Repayment of creditors in liquidation

In the case of liquidation of a financial institution, employees' wages, indemnities and tax claims have the highest priority among claims against the bankrupt institution. In November 1995, the Central Bank created the Fundo Garantidor de Créditos - FGC to guarantee the payment of funds deposited with financial institutions in case of intervention, administrative liquidation, bankruptcy, or other state of insolvency. Members of the FGC are financial institutions that accept demand, time and savings deposits as well as savings and loans associations. The FGC is funded principally by mandatory contributions from all Brazilian financial institutions accepting deposits from customers.

73 - Reference Form - 2015

7. Issuer's activities

The FGC is a deposit insurance system that guarantees a certain maximum amount of deposits and certain credit instruments held by a customer against a financial institution (or against member financial institutions of the same financial group). The liability of the participating institutions is limited to the amount of their contributions to the FGC, with the exception that in limited circumstances, if FGC payments are insufficient to cover insured losses, the participating institutions may be asked for extraordinary contributions and advances. The payment of unsecured credit and customer deposits not payable under the FGC is subject to the prior payment of all secured credits and other credits to which specific laws may grant special privileges.

In December 2010, the CMN increased the maximum amount of the guarantee provided by the FGC from R$60,000 to R$70,000. In May 2013, this amount was raised again to R$250,000. Since 2006, it reduced the ordinary monthly FGC contribution from 0.025% to 0.0125% of the balance held in bank accounts covered by FGC insurance.

According to CMN rules, the maximum value of the balance of such deposits is limited (with a maximum aggregate of R$5.0 billion by December 31, 2014 or R$ 3.0 billion as of January 1, 2015) to: (i) for the balance of the deposits originally made without fiduciary assignment, the highest of the following amounts: (a) the equivalent of twice the regulatory Tier I capital, calculated yearly on the base date June 30 earning interest monthly at the SELIC rate; (b) the equivalent of twice the regulatory Tier I capital, calculated as of December 31, 2008, earning interest monthly at the SELIC rate as of May 1, 2009; and (c) the equivalent of the sum of balances in time deposits plus balances of bills of exchange held in the bank on June 30, 2008, earning interest monthly at the SELIC rate as of May 1, 2009; and (ii) for the balance of the deposits made with fiduciary assignment, the following factors over the regulatory Tier I capital, calculated as of December 31 of the previous year, adjusted by the SELIC rate: (i) 1.6 as of June 1, 2013; and (ii) 2.0 as of January 1, 2014.

Furthermore, the limit on taking time deposits with special FGC guarantees without fiduciary assignment has been reduced, in accordance with the following schedule: (i) 40.0% from January 1, 2013; (ii) 60.0% from January 1, 2014; (iii) 80.0% from January 1, 2015; and (iv) 100.0% from January 1, 2016.

In May 2013 Resolution No. 4,222/13 was issued, amending and consolidating the rules addressing the FGC bylaws and regulation. In addition to increasing the maximum amount of the guarantee provided by the FGC to R$250,000, agribusiness notes (“LCA”) were included in credits guaranteed by FGC. Resolution no. 4,222/13 was changed on February 20, 2014. In August 2013, the Central Bank amended and consolidated the provisions related to the calculation basis and payment of common contributions by the FGC-associated institutions. The rules governing the FGC are changed on a periodic basis.

Internal compliance procedures

All financial institutions must have in place internal policies and procedures to control:

•   their activities;

•   their financial, operational and management information systems; and

•   their compliance with all applicable regulations.

The board of executive officers of a financial institution is responsible for implementing an effective structure for internal controls by defining responsibilities and control procedures and establishing corresponding goals and procedures at all levels of the institution. The board is also responsible for verifying compliance with all internal procedures.

Restrictions on foreign investment

The Brazilian Constitution permits foreign individuals or companies to invest in the voting shares of Brazilian financial institutions only if they have specific authorization from the Brazilian government. However, foreign investors without specific authorization may acquire publicly traded non-voting shares of Brazilian financial institutions or depositary receipts representing non-voting shares offered abroad. Any investment in common shares would depend on government authorization. In January 2012, the Central Bank authorized Bradesco to create an ADR program for its common shares in the U.S. market. Foreign interest in Bradesco's capital stock is currently limited to 30.0%.

Anti-money laundering regulations, banking secrecy and financial transactions linked to terrorism

Under Brazilian anti-money laundering rules, which the Central Bank consolidated in July 2009 through Central Bank Circular No. 3,461/09, as amended, financial institutions must:

74 - Reference Form - 2015

7. Issuer's activities

•   keep up-to-date records regarding their customers;

•   maintain internal controls and records;

•   record transactions involving Brazilian and foreign currency, securities, metals or any other asset which may be converted into money;

•   keep records of transactions that exceed R$10,000 in a calendar month or reveal a pattern of activity that suggests a scheme to avoid identification;

•   keep records of all check transactions; and

•   keep records and inform the Central Bank of any cash deposits or cash withdrawals in amounts above R$100,000.

The financial institution must review transactions or proposals whose characteristics may indicate the existence of a crime and inform the Central Bank of the proposed or executed transaction. Records of transactions involving currency or any asset convertible to money, records of transactions that exceed R$10,000 in a calendar month, and records of check transactions must be kept for at least ten years, unless the bank is notified that a CVM investigation is underway, in which case the ten-year obligation may be extended. Pursuant to Circular No. 3,461/09, amended by Circulars No. 3,517/10, No. 3,583/12 and No. 3,654/13, financial institutions must implement control policies and internal procedures.

The CVM directed special attention to politically exposed individuals through Instruction No. 463/08 and consolidated in Central Bank Circular No. 3,461/09, which refer to individuals politically exposed who hold or held prominent public positions in Brazil or abroad during the past five years and their relatives and representatives, heads of state and government, senior politicians and civil servants, judges or high-ranking military officers, and leaders of state controlled enterprises companies or political parties, among others. Circular 3,654/13 expanded such list to include other members of the Judiciary, Legislative and Executive powers, as well as individuals who held or still hold relevant positions in foreign governments. Financial institutions are required to adopt certain mechanisms in order to: (i) identify the final beneficiaries of each transaction; (ii) identify whether these politically exposed individuals are involved; (iii) monitor financial transactions involving politically exposed individuals; and (iv) pay special attention to people from countries with which Brazil maintains a high number of business and financial transactions, shared borders or ethnic, linguistic or political relations.

In October 2008, the Central Bank broadened the reach of its rules for controlling financial transactions related to terrorism, so that operations carried out on behalf of, services provided to, or access to funds, other financial assets or economic resources belonging to or directly or indirectly controlled by, the following individuals or entities were required to be immediately reported to the Central Bank: (i) members of the Al-Qaeda organization, members of the Taliban and other individuals, groups, companies or entities connected with them; (ii) the former government of Iraq or its agencies or companies located outside of Iraq, as well as funds or other financial assets that might have been withdrawn from Iraq or acquired by Saddam Hussein or by other former Iraqi government senior officials or by the closest members of their families, including companies owned by, or directly or indirectly controlled by them or by individuals under their management; and (iii) individuals perpetrating or attempting to perpetrate terrorist actions or who take part in or facilitate such acts, entities owned or directly or indirectly controlled by such individuals, as well as by individuals and entities acting on their behalf or under their command.

In July 2012, Law No. 12,683/12 came into force, amending Law No. 9,613/98, and toughened the rules on money laundering offenses. According to the new law, any offense or misdemeanor – and not only serious offenses, such as drug traffic and terrorism – may be deemed as a precedent to the money laundering offense. Additionally, the law expands, to a great extent, the list of individuals and companies obliged to report transactions to COAF (Controlling Council of Financial Activities), including, among them, companies providing advisory or consulting services to operations in the financial and capital markets, under the penalty of fines of up to R$20 million. In June 2013, the CVM enacted an instruction that conformed regulation of this government agency to Law no. 12,638/12, establishing the obligation to send to the regulatory or inspection agency information regarding the non-existence of suspect financial transactions and other situations that generate the need for communications.

In October 2014, the CVM issued Instruction No. 553/14 which, among other issues, (i) firmly states that any business relationship may only be initiated or kept after the arrangements related to the registration process and the “Conheça seu Cliente” (know your customer) Policy are adhered to; and (ii) requires a statement on the purpose and nature of the business relationship with the institution, making it clear that said statement may be obtained upon the update of registration data of already-existing customers.

75 - Reference Form - 2015

7. Issuer's activities

In November 2014, the Central Bank changed the procedures related to the Regulation of Anti-Money Laundering and Counter-Terrorism Financing (AML/CTF) to be adhered to by the payment institutions. Accordingly, in addition to the AML/CTF procedures already required, payment institutions must also: (i) adopt procedures and controls to confirm information on customer’s identification, which may, among others, match the information provided by the end users against information available in public or private data bases; and (ii) implement AML/CTF risk management systems to provide for the identification and assessment of such risk, as well as carry out mitigation measures proportionate to the risks identified, particularly for high risk cases. Additionally, the threshold for the simplified identification of prepaid accounts was also changed, from R$1,500.00 to R$5,000.00, and the list of information to be obtained and kept on individual customers upon the opening of payment accounts was also increased. These changes were made to meet international requirements set forth under the scope of the Financial Action Task Force (FATF), which is the body responsible for establishing AML/CTF standards to be adhered to by the countries of the G20, such as Brazil.

Further, in November 2014, SUSEP established the Permanent Committee on Anti-Money Laundering and Counter-Terrorism Financing in the Insurance, Reinsurance, Capitalization and Private Pension Plan Markets (CPLD). The CPLD is a permanent governing body acting to prevent money laundering and curtail the financing of terrorism, both in connection with SUSEP and the insurance, reinsurance, capitalization and private pension plan markets.

Anticorruption Law

In August 2013, Law No. 12,846/13 was enacted to regulate civil and administrative liability of legal entities for performing acts against public management, either domestic or foreign.

Based on this legal provision, legal entities shall be strictly liable, in both the administrative and civil spheres, for the practice of harmful acts in their exclusive or non–exclusive interest or benefit. This law provides for penalties in amounts ranging from 0.1% to 20.0% of the gross revenues earned in the financial year preceding the financial year in which the administrative proceedings was commenced. In applying such sanctions, the existence of internal mechanisms and procedures for integrity, auditing and encouragement of whistle-blowing as well as effective implementation of codes of ethics and conduct of the legal entity, will be taken into consideration, among others.

Rotational requirements of independent accounting firm

Under Brazilian regulations, all financial institutions must:

•   be audited by an independent accounting firm; and

•   the specialist in charge, officer, manager or audit team supervisor must be periodically replaced without the need to change the independent auditor firm itself. Rotation must take place after five fiscal years at most and replaced professionals may be reintegrated three years later. Terms of responsible specialists, officers, managers or audit team supervisors begin on the day the team begins work on the audit.

Each independent accounting firm must immediately inform the Central Bank of any event that may materially adversely affect the relevant financial institution's status.

In March 2002, an amendment to the Brazilian Corporate Law gave the members of our Board of Directors veto rights over the appointment or removal of our independent accounting firm.

Auditing requirements

Because we are a financial institution and registered with the local stock exchange, we are obliged to have our financial statements audited every six months in accordance with accounting practices adopted in Brazil (BR GAAP), applicable to institutions authorized to operate by the Central Bank. Quarterly financial information filed with the CVM is subject to review by our independent auditors. Additionally, as required by CMN Resolution No. 3,786/09, we also are required to publish annual consolidated financial statements prepared in accordance with IFRS, accompanied by the opinion of an independent auditing firm.

In January 2003, the CVM enacted regulations requiring audited entities to disclose information relating to their independent accounting firm's non-auditing services provided to the entity whenever such services accounted for more than 5.0% of the amount paid to the external auditors.

The independent auditors must also declare to the audited company's management that their providing of these services does not affect the independence and objectivity required for external auditing services.

In May 2003, the CMN enacted new auditing regulations applicable to all Brazilian financial institutions; which were revised in November 2003, January and May 2004 and December 2005. Under these regulations, we are required to appoint a member of our management to be responsible for monitoring and supervising compliance with the accounting and auditing requirements set forth in the legislation.

76 - Reference Form - 2015

7. Issuer's activities

Pursuant to this regulation, financial institutions having RC of more than R$1.0 billion, managing third party assets of at least R$1.0 billion or having an aggregate amount of third party deposits of over R$5.0 billion are also required to create an audit committee consisting of independent members. The number of members, their appointment and removal criteria, their term of office and their responsibilities must be specified in the institutions' bylaws. The Audit Committee is responsible for recommending to management which independent accounting firm to engage, reviewing the company's financial statements, including the notes thereto, and the auditors' opinion prior to public release, evaluating the effectiveness of the auditing services provided and internal compliance procedures, assessing management's compliance with the recommendations made by the independent accounting firm, among other matters. Our Bylaws were revised in December 2003 to stipulate the existence of an audit committee. In May 2004, our Board of Directors approved the internal regulations for the Audit Committee and appointed its first members. Our Audit Committee has been fully operational since July 1, 2004. In October 2006, the CMN enacted stricter requirements to be followed by the members of the Audit Committee. In April 2014, the CMN changed certain rules related to audit committees in order to improve the composition and operation of such committees. These rules provided that up to one third of its members may exercise another single consecutive term of office, granting more independence to the Audit Committees of privately-held institutions.

Since July 2004, we are required to publish a semi-annual audit committee report together with our financial statements. Our Audit Committee's first report was issued together with our financial statements for the second half of 2004.

In September 2009, the Central Bank issued rules setting criteria for auditors on the latter preparation of reports on the quality and compliance of the internal controls systems, and on non-compliance with legal and regulatory provisions. These norms, amended in January 2010, state that in addition to their regular auditing functions, auditors must assess the following items: (i) control environment; (ii) risk identification and assessment; (iii) controls adopted; (iv) information and communication policies; (v) forms of monitoring and improvement and (vi) deficiencies identified.

Regulation of operations in other jurisdictions

We have branches and subsidiaries in several other jurisdictions, such as New York, London, Buenos Aires, Tokyo, the Cayman Islands, Hong Kong, Mexico and Luxembourg. The Central Bank supervises Brazilian financial institutions' foreign branches, subsidiaries and corporate properties, and prior approval from the Central Bank is necessary to establish any new branch, subsidiary or representative office or to acquire or increase any interest in any company abroad. In any case, the subsidiaries activities’ should be complementary or related to our own principal activities. In most cases, we have had to obtain governmental approvals from local central banks and monetary authorities in foreign jurisdictions before commencing business. In all cases, we are subject to supervision by local authorities.

Asset management regulation

Asset management is regulated by the CMN and the CVM.

In August 2004, the CVM issued Instruction No. 409/04, which became effective in November 2004, and has been amended a number of times since then, consolidating all previous regulations applicable to fixed-income asset funds and equity mutual funds. Prior to this ruling, fixed-income asset funds were regulated by the Central Bank, and equity mutual funds were regulated by the CVM.

In December 2014, the CVM enacted Instruction No. 555/14, which will replace Instruction No. 409/04, in order to improve electronic communications, rationalize the volume, content and manner of disclosing information, and to make investment limits less rigid for certain financial assets, particularly foreign financial assets. Additionally, Instruction No. 555/14 addresses the following issues: (i) the framework for setting up funds without the need for executing an adhesion contract and the checking of the adequacy for investment in the fund to the customer’s profile in connection with funds investing over 95.0% of its net equity in federal public debt bonds or equivalent risky securities; (ii) barring interest-bearing compensation that would jeopardize the independence of the fund management; (iii) providing more transparency to the distribution policy; (iv) improving performance fee regulation; and (v) providing safer rules for investments in foreign assets. Instruction No. 555/14 will become effective on July 1, 2015.

Pursuant to CVM limits and our Bylaws, our investment funds must keep their assets invested in securities and types of trades available in the financial and capital markets.

Securities, as well as other financial assets which are an integral part of the investment fund portfolio, should be duly registered in the registration system with a custodian or central depository, authorized by the Central Bank or the CVM to carry out such activities.

77 - Reference Form - 2015

7. Issuer's activities

 In addition to the limitations specified in each financial investment fund's bylaws, they may not:

•   invest more than 10.0% of their net assets in securities of a single issuer, if that issuer is: (i) a publicly-held non-financial institution; or (ii) a federal, state, or municipal entity; or (iii) another investment fund, except for equity funds;

•   more than 20.0% of their net assets in securities issued by the same financial institution (including the fund administrator); and

•   invest more than 5.0% of their net assets if the issuer is an individual or corporate entity that is not a publicly-held company or financial institution authorized to operate by the Central Bank.

There are no limits when the issuer is the Federal Government. For the purposes of these limits, the same issuer means the parent company, companies directly or indirectly controlled by the parent and its affiliates, or companies under common control with the issuer.

Under the current regulation (Instruction No. 409/04), the qualified investor funds require a minimum investment of R$1 million per investor and are subject to concentration limitations per issuer or per type of asset as long as this is stated in their bylaws. Under the new regulation (Instruction No. 555/14), this privilege becomes eligible only for funds for professional investors.

In addition, CVM Instruction No. 409/04 states that funds may hold financial assets traded abroad in their portfolios as follows: (i) for foreign-debt funds and qualified investor funds that stipulate this possibility, there is no limit; (ii) for multimarket funds, up to 20.0% of net assets; and (iii) for other funds, up to 10.0% of net assets.

Instruction No. 555/14 changes these limits to: (i) no limits, for funds classified as “Fixed Income – Foreign Debt,”, funds exclusively intended for professional investors that include in their denomination the suffix “Foreign Investment”, and certain funds exclusively intended for qualified investors; (ii) up to 40.0% of its net equity for funds exclusively intended for qualified investors that do not follow certain provisions set forth in this Instruction; and (iii) up to 20.0% of its net equity for general public funds.

Also in December 2014, the CVM established a new concept for qualified and professional investors. Companies and individuals are to be deemed professional investors if they hold financial investments above R$10.0 million, and are deemed to be qualified investors if they hold financial investments above R$1 million. These definitions will become effective in July 1, 2015.

Regulation of brokers and dealers

Broker and dealer firms are part of the National Financial System and are subject to CMN, Central Bank and CVM regulation and supervision. Brokerage and distribution firms must be authorized by the Central Bank and are the only institutions in Brazil authorized to trade on Brazil's stock exchanges and commodities and futures exchanges. Both brokers and dealers may act as underwriters for public placement of securities and engage in the brokerage of foreign currency in any exchange market.

Brokers must observe BM&FBOVESPA rules of conduct previously approved by the CVM, and must designate an executive officer responsible for observance of these rules.

Broker and dealer firms may not:

•   with few exceptions, execute transactions that may be characterized as the granting loans to their customers, including the assignment of rights;

•   collect commissions from their customers related to transactions of securities during the primary distribution;

•   acquire assets, including real estate properties, which are not for their own utilization; or

•   obtain loans from financial institutions, except for: (i) loans for the acquisition of goods for use in connection with the firm's corporate purpose; or (ii) loans for amounts not more than twice the firm's net assets.

Broker and dealer firms' employees, managers, partners, controlling and controlled entities may trade securities on their own account only through the broker they are related to.

Leasing regulation

The basic legal framework governing leasing transactions is established by Law No. 6,099/74, as amended (the "Leasing Law") and related regulations issued periodically by the CMN. The Leasing Law provides general guidelines for the incorporation of leasing companies and the business activities they may undertake. The CMN, as regulator of the Financial System, is responsible for issuing Leasing Law related regulations and overseeing transactions made by leasing companies. Laws and regulations issued by the Central Bank for financial institutions in general, such as reporting requirements, capital adequacy and leverage regulations asset composition limits and treatment of doubtful loans, are also applicable to leasing companies.

78 - Reference Form - 2015

7. Issuer's activities

Insurance regulation

The Brazilian insurance business is regulated by Decree Law No. 73/66, as amended, which created two regulatory agencies, the CNSP and SUSEP. SUSEP is responsible for implementing and overseeing CNSP's policies and ensuring compliance with such policies by insurance companies, insurance brokers and insured individuals. Insurance companies require government approval to operate, as well as specific approval from SUSEP to offer each of their products. Insurance companies may underwrite policies only through qualified brokers.

Insurance companies must set aside reserves in accordance with CNSP criteria. Investments covering these reserves must be diversified and meet certain liquidity criteria, rules for which were consolidated by CNSP Resolution No. 226/10, as amended, solvency and security criteria. Insurance companies may invest a substantial portion of their assets in securities. As a result, insurance companies are major investors in the Brazilian financial markets and are subject to CMN rules and conditions for their investments and coverage of technical reserves.

Insurance companies may not, among other activities:

•   act as financial institutions by lending or providing guarantees;

•   trade in securities (subject to exceptions); or

•   invest outside of Brazil without specific permission from the authorities.

Insurance companies must operate within certain retention limits approved by SUSEP pursuant to CNSP rules. These rules reflect the economic and financial situation of insurance companies and the conditions of their portfolios. Insurers must also meet certain capital requirements as provided by SUSEP regulations.

Under Complementary Law No. 126/07, the ceding party, (local insurer or reinsurer) must offer local reinsurers preference when contracting reinsurance or retrocession to the extent of the following percentages of risks ceded: (i) 60.0% in the first three years as of January 16, 2007; and (ii) 40.0% in subsequent years. Under SUSEP Resolution No. 225/10, insurance companies must have contracts with local reinsurers for at least 40.0% of ceded reinsurance in facultative or automatic contracts. The new rule will apply to existing automatic contracts upon renewal or as of March 31, 2012, whichever is earlier.

The new law also places more severe restrictions on ceding risk to foreign reinsurance companies and contracting of insurance abroad. Insurance companies must reinsure amounts exceeding their retention limits.

CNSP Resolution No. 232/11 prohibited a local insurance or reinsurance company from transferring more than 20.0% of each policy premium to their foreign affiliates. This restriction does not apply to the guarantee business, nuclear risks and risks related to export credit, rural credit and domestic credit, which are subject to different legal requirements and regulations.

In 2013, CNSP issued Resolution No. 302/13 which regulates the minimum capital requirement and to solvency regularization plans for insurance companies, capitalization bond entities, open pension plan entities and local reinsurance companies. The main changes in such regulation were the following:

•   consolidation of the correction plans and the plans of solvency recovery into a single plan, as the solvency regularization plan (PRS);

•   establishment of a liquidity minimum ratio (20.0%) over the minimum capital requirement , so that the companies can promptly react to unexpected losses incurred by their capital;

•   changes to the base capital for open pension plan entities constituted as business corporations; and

•   exclusion of all references to solvency margin, once all risk portions were already established in the capital requirement rules.

The CNSP Resolution No. 302/13 was revoked by CNSP Resolution No. 316/14, which maintained a large part of the prior rules. The main change was the definition of the capital installment amounts applicable to Supplementary Pension Plan Open Entities, which are now applicable to insurance companies. In December 2014, the CNSP issued Resolution No. 317/14, addressing criteria for calculating risk capital based on the market risk of local insurance companies, supplementary pension plan open entities, capitalization companies and reinsurance companies.

79 - Reference Form - 2015

7. Issuer's activities

Insurance companies are exempt from ordinary financial liquidation procedures in case of bankruptcy, and instead follow the special procedure administered by SUSEP. Financial liquidation may be either voluntary or compulsory.

As was already the case in relation to entities subject to CMN, SUSEP issued rules in December 2008 with specific internal controls for preventing and fighting money laundering crimes. These rules include a series of provisions on notifying proposed transactions with politically exposed individuals and suppression of terrorist financing activities. These rules were amended and consolidated by Circular No. 445/12.

There is currently no restriction on foreign investment in insurance companies.

Health insurance

Private health insurance and health plans are regulated by Law No. 9,656/98, as amended, which we refer to as the "Health Insurance Law," containing general provisions applicable to health insurance companies and the general terms and conditions of agreements entered into between health insurance companies and their customers.

The ANS is responsible for regulating and supervising supplemental health services provided by health insurance companies pursuant to directives set forth by the Supplemental Health Council (Conselho de Saúde Suplementar).

Until 2002, SUSEP had authority over insurance companies, which were authorized to offer private health plans. Since 2002, pursuant to ANS regulations and supervision, only operators of private health plans may offer such plans. We created Bradesco Saúde in 1999 to fulfill this requirement.

Private pension plans

Open pension plans are subject, for purposes of inspection and control, to the authority of the CNSP and the SUSEP, which are under the regulatory authority of the Ministry of Finance. The CMN, CVM and Central Bank may also issue regulations pertaining to private pension plans, particularly related to assets guaranteeing technical reserves.

Private pension entities must set aside reserves and technical provisions as collateral for their liabilities.

Open pension plans and insurance companies have been allowed to create, trade and operate investment funds with segregated assets since January 2006. Notwithstanding the above, certain provisions of Law No. 11,196/05 will only become effective when SUSEP and CVM issue regulatory texts. In September 2007, CVM issued Instruction No. 459/07, which addresses the set up, management, operation and disclosure of information on investment funds exclusively related to supplementary pension fund plans. In January 2013, the CMN determined new rules to govern the application of reserves, provisions and funds of insurance companies, capitalization companies and open supplementary pension fund entities.

Regulation of Internet brokerage services

The CVM approved regulations on Internet brokerage activities, which may be carried out only by registered companies. Brokers' web pages must contain details of their systems, fees, security and procedures for executing orders. They must also contain information about how the market functions generally and the risks involved with each type of investment offered.

Brokers that carry out transactions over the Internet must guarantee the security and operability of their systems, which must be audited at least twice a year.

Taxation

IOF (Tax on Financial Transactions)

Tax on Financial Transactions (Imposto Sobre Operações Financeiras, or IOF) is a tax on loans and advances, foreign exchange transactions, insurance and trading in securities. The Minister of Finance sets the rate of the IOF subject to a 25.0% ceiling. Although the taxpayer is the one conducting the financial transaction subject to taxation, the tax is collected by the financial institution involved.

IOF on foreign exchange transactions

IOF may be levied on a variety of forex transactions, including the conversion of Brazilian currency into any foreign currency for the payment of dividends and repatriation of capital invested in our ADSs. The general IOF rate on forex transactions is 0.38%, but 0.0% on forex transactions of an interbank nature and for the payment of dividends and interest on equity to foreign investors.

80 - Reference Form - 2015

7. Issuer's activities

An IOF zero rate is to be levied on the settlements of foreign exchange operations in connection with the inflow and outflow of funds in Brazil, related to resources funded by foreign loans and financings, without any restriction as to the funding date. However, since March 2011, the IOF rate was increased to 6% for foreign loans, depending on their payment dates. The minimum average payment period set forth in the rules has been changed several times since 2011. Accordingly, in the period from December 5, 2012 to June 4, 2014, the IOF rate was levied at 6.0% on settlements of foreign exchange operations in connection with the inflow of funds into Brazil, including those operations carried out by way of simultaneous operations related to foreign loans subject to registration with the Central Bank, raised directly or through the issuance of securities in the international market, with the minimum average period of 360 days. If the repayment term of the loan was higher than 360 days the IOF rate of these operations was reduced to 0.0%. As from July 4, 2014, this IOF rate at 6.0% started to be levied for settlement of foreign operations in connection with the inflow of foreign loans with minimum average periods of 180 days. If the payment period is longer than 180 days, the IOF rate will be reduced to 0.0%.

Since June 2013, the IOF rate of foreign exchange operations related to the flow of funds into the country, including through simultaneous operations carried out by foreign investors for investment in the Brazilian financial and capital markets is 0.0%.

The following foreign exchange transactions are also subject to a 0.0% IOF rate:

•   definition of an initial or additional guarantee margin required by stock, futures and commodities exchanges;

•   transfers from and to abroad related to applications of investment funds in the international market, subject to the limits and conditions established by the CVM;

•   purchase of foreign currency by an institution authorized to operate in the foreign exchange market, simultaneously carried out with a sales operation, such simultaneous exchange transactions are mandatory under regulatory provisions;

•   settlement of simultaneous foreign exchange transactions, for the purpose of funds entering due to cancellation of depositary receipts, for investment in shares traded on exchange; and

•   inflow of income from the export of goods and services into Brazil.

In March 2011, Decree No. 7,454/11 increased the tax rate on currency exchange transactions from 2.38% to 6.38% for payments made by credit card administrators or commercial or multiple banks acting as card issuers, when such amounts arise from the purchase of goods and services abroad by their cardholders.

In December 2013, Decree no. 8,175/13 provided that the IOF rate is 6.38% on foreign exchange transactions settled beginning as of December 28, 2013: (i) intended to comply with obligations of administrators of cards with international use or of commercial or multiple banks, in the capacity of credit card or debit card issuers, deriving from withdrawals made abroad by its users; and (ii) acquisition of foreign currency in the form of traveler checks and loading of prepaid international card, intended to meet personal expenditures in international travels.

IOF on bonds or securities transactions

IOF tax may also be charged on transactions related to acquisition, granting, withdrawal, renegotiation or payment for settlement of securities. Maximum IOF rate in securities is 1.5% per day. IOF rate in transactions with securities is reduced to 0.0% in some cases, including in granting of shares that are admitted to negotiation in stock exchanges located in Brazil, for the specific purpose of backing issuances of depositary receipts traded abroad.

In September 2011, IOF was levied on transactions involving derivative contracts. The tax rate is 1.0% on the notional amount, adjusted in the acquisition, sale or maturity of financial derivative contracts entered into in Brazil that, individually, result in an increase of the sold foreign exchange exposure or reduction of the purchased foreign exchange exposure.

The legislation allows for some deductions from the calculation basis, such as: (i) the sum of the notional value adjusted by the acquisition, sale or maturity of financial derivative contracts entered into in Brazil, on the day, and that, individually, results in an increase of the purchased foreign exchange exposure or reduction of the sold foreign exchange exposure; (ii) the adjusted net foreign exchange exposure purchased, obtained on the previous business day; and (iii) the reduction of the net foreign exchange exposure sold and the increase of the net foreign exchange exposure purchased compared to the previous business day, not resulting from acquisitions, sales or maturities of financial derivatives contracts. Beginning on June 13, 2013, the tax on financial transactions (IOF) rate for these transactions is reduced to zero.

81 - Reference Form - 2015

7. Issuer's activities

The legislation also establishes several specific concepts related to the levy of IOF on derivative contracts. One is the concept of "adjusted notional value," which corresponds to the reference value of the contract – notional value – multiplied by the price change of the derivative compared to the price change of foreign currency, noting that in the case of acquisition, sale or partial maturity, the adjusted notional amount will be calculated proportionately.

IOF on securities operations is also levied on transactions carried out in the fixed income market and at redemption of investment fund shares and investment club shares. IOF is levied on the redemption, granting or renegotiation value, limited to transaction earnings, based on the period. The rate of IOF payable in such cases is 1.0% per day and decreases with the duration of the transactions, reaching zero for transactions with maturities of at least 30 days, except that the rate is currently 0.0% for the following types of transactions:

•   transactions carried out by financial institutions and other institutions authorized by the Central Bank as principals;

•   portfolio transactions carried out by mutual funds or investment clubs;

•   transactions in equity markets, including stock, futures and commodities exchanges and similar entities;

•   redemption of investment fund shares and investment club shares, so considered by income tax law;

•   certificates of agribusiness credit rights – CDCA, with Letter of Agribusiness Credit - LCA, and with Certificates of Agribusiness Receivables – CRA, established by Article 23 of Law No. 11,076/04;

•   debentures pursuant to Article 52 of Law No. 6,404/76, with Real Estate Receivables Certificates mentioned in Article 6 of Law No. 9,514/97, and with Financial Letters mentioned in Article 37 of Law No.12,249/10; and

•   trading of units of fixed-rate index funds on stock exchanges or organized over-the-counter markets.

IOF on loan transactions

IOF is levied on loan transactions where the taxable event is the delivery of the obligation amount or value, or the event of making it available to the interested party.

Rate applicable to loan transactions of any type, including credit opening is 0.0041% per day to legal entity borrowers and since January 22, 2015, 0.0082% to or individual borrowers.

This IOF rate will be charged on principal available to borrowers regarding the loans and advances, but for cases in which the amount of principal is not predetermined, in addition to the IOF levied on principal, there will be additional IOF at the same rate levied on interest and other charges, so that the calculation base will comprise the sum of daily outstanding debt balances calculated on the last day of each month.

Since January 2008, besides IOF as aforementioned, loans and advances have been subject to IOF additional rate of 0.38% irrespective of the repayment period or whether the borrower is an individual or a legal entity. For legal entities, IOF rate calculation base is not the sum of outstanding debt balances, IOF shall not exceed 1.8765% which corresponds to the result of applying the daily rate to each amount of principal stipulated for the transaction, multiplied by 365 days, plus an additional rate of 0.38% even if the loan is to be repaid by installment and for individuals, it will not exceed a 3.373% rate.

IOF on loan transactions is levied on transactions between individuals and legal entities domiciled in Brazil, as well as on transactions whose creditor resides in Brazil, even if the debtor is located abroad. However, the tax on financial transactions (IOF) is not levied on loan transactions where the lender is located abroad and the borrower is in Brazil.

IOF on insurance transactions

IOF is levied on insurance transactions where the taxable event is the receipt of premium. Applicable rates are as follows:

•   0.0% on: (i) reinsurance transactions; (ii) transactions related to mandatory insurance, linked to residential real estate financing granted by an agent of the national housing system (SFH); (iii) insurance transactions for export credits and international merchandise transportation; (iv) aeronautical insurance and civil liability of airlines; (v) premiums intended to finance life insurance plans with survival coverage; and (vi) guarantee insurance;

82 - Reference Form - 2015

7. Issuer's activities

•   0.38% of premiums paid, in the case of life insurance and similar policies, for personal or workplace accidents, including mandatory insurance for personal injuries caused by vehicles or ships or cargo to persons transported or others;

•   2.38% private health insurance business; and

•   7.38% for all other insurance transactions.

Income and social contribution taxes on income

Federal taxes on company income include two components, income tax known as "IRPJ" and tax on net profits, known as "Social Contribution" or "CSLL." Income tax charges are calculated based on a rate of 15.0% plus a surcharge of 10.0% on taxable income exceeding R$240 thousand. Considering the above, the IRPJ is assessed at a combined rate of 25.0% of adjusted net income. Social contribution tax is calculated based on a general rate of 9.0% of adjusted net income. However, since May 2008, financial institutions and affiliated companies have been taxed at a rate of 15.0%.

Due to taxation on universal bases, companies are taxed based on their global income rather than income produced exclusively in Brazil. As a result, profits, capital gains and other income obtained abroad by Brazilian entities are computed in the determination of their taxable profitson an annual basis.

In accordance with Law No. 12,973/14, income earned through a foreign associate is only taxable in Brazil upon effective availability, provided that the associate is not subject to certain tax regimes and conditions, such as sub-taxation regime and own active income higher than 80.0%, for example. Also in accordance with Law No. 12,973/14, the GAAP adjustments will be formalized through sub-accounts, with tax consolidation rules applicable up to the 2022, in which consolidation of a subsidiary’s results deriving from its own active income with the results of its controlling company in Brazil, provided that certain requirements are met.

Since payment of dividends is not tax deductible for the corporation distributing them, Brazilian legislation allows an alternative means of remunerating shareholders in the form of "interest on equity" which may be deducted from taxable income. This deduction is limited to the product of the pro rata die variation of the long-term interest rate announced by the Brazilian government, known as the "TJLP," times the corporation's equity calculated in accordance with BR GAAP and Article 9, paragraph 8 of Law No. 9,249/95, not exceeding:

•   50.0% of net income (before the above distribution and any deductions for income taxes) in accordance with BR GAAP for the year in respect of which the payment is made; or

•   50.0% of retained earnings, in accordance with BR GAAP, for the year prior to the year in which payment is made.

Distributions of interest on equity paid to holders of shares, including payments to the depositary bank in respect of shares underlying ADSs, are subject to Brazilian withholding tax at a rate of 15.0%, except for payments to: (i) persons exempt and immune from tax in Brazil or (ii) persons situated in tax havens in which case, payments are subject to income tax at a rate of 25.0%.

Tax losses of Brazilian companies accrued in prior years may offset income from future years up to 30.0% of annual taxable income, with no time limit.

Gains realized by individual residents in Brazil on any disposition of common or preferred shares in Brazilian stock exchanges or similar markets are generally taxed at the following rates:

•   20.0% if the transaction is "day-trade" on a stock exchange; or

•   15.0% for all other transactions.

In addition, residents in Brazil who trade on equity markets, except for day-trades, are subject to a withholding income tax of 0.005% levied on certain amounts:

This taxation system was created in order to facilitate the Brazilian tax authority's supervision of transactions in the financial and capital markets. Withholding income taxes as mentioned above, is treated as advance of income tax due and may be: (i) deducted from income tax levied on net monthly gains; (ii) offset with tax due in subsequent months; (iii) offset in annual income tax declaration of adjustment (if there is withheld tax to be returned); or (iv) offset with the outstanding withholding income tax due on capital gains from the sale of shares.

Brazilian residents day-trading on stock, commodities or futures exchanges, or similar markets, are also subject to an additional withholding tax similar to the described above, at a rate of 1.0%.

83 - Reference Form - 2015

7. Issuer's activities

Gains on disposition of shares in Brazil by investors who reside in a jurisdiction deemed to be a "tax haven" under Brazilian law (any country that: (i) does not charge income tax; (ii) charges income tax at a rate of less than 17.0%; or (iii) a country whose corporate law opposes confidentiality on ownership of corporate entities) are subject to the same rates applicable to resident holders in Brazil, as previously described.

Gains obtained on disposition of shares in Brazil by holders who are resident overseas, in a country that, according to Brazilian laws, is not deemed a tax haven, are not subject to Brazilian tax if:

•   amounts received directly from issuing companies and capital gain earned on sale of assets that backed BDRs, in case it is cancelled; or

•   the foreign investment in shares is registered with the Central Bank pursuant to CMN Resolution No. 4,373/14.

Otherwise, the same treatment afforded to residents in Brazil will be applicable.

There is a zero income tax rate on income from transactions involving Brazilian government bonds purchased as of February 2006, except those for which buyers enter into resell agreements under CMN rules and conditions. This zero income tax rate is also applicable to income of non-residents that invest in shares of investment funds exclusively for non-resident investors, if their portfolio is at least, 98.0% government bonds. This zero tax rate is not applicable if the beneficiary is resident or domiciled in a country deemed a tax haven.

The income tax rate is also zero, under certain conditions, on income from investments in private equity investment funds, investment funds in quotas of private equity investment funds and emerging markets investment funds if income is paid, credited, delivered or remitted to individual or collective beneficiaries resident or domiciled abroad (except tax havens), whose investments in Brazil are in compliance with CMN regulations and conditions. These funds must comply with CVM regulations on limits for portfolio composition, diversification and investment rules in order to benefit from the zero income tax rate.

Income of Brazilian residents from redemption, sale or amortization of shares in investment funds, private equity funds, funds of funds and emerging markets investment funds, including income resulting from liquidation of the fund, is subject to an income tax rate of 15.0% on the positive difference between redemption or sale value and acquisition cost.

In June 2010, legislation introduced thin capitalization rules, and limited deduction for interest paid or credited by a Brazilian company to: (i) an addressee domiciled abroad, whether or not holding equity interest in the company paying; and (ii) an addressee resident, domiciled or incorporated in a tax haven or locality with a low or privileged tax regime.

In cases where the creditor is a related party domiciled abroad and holds an equity interest in the Brazilian company making a payment, debt may not exceed the equivalent to twice such shareholders' interest in the total equity of the Brazilian company. In case of a related party with no shareholding interest, the limit will be equivalent to twice the total equity of the Brazilian company resident in Brazil. If there is more than one creditor, total debt owed foreign companies may not exceed the equivalent of twice the total value of the interests of all the related parties in the equity of the company resident in Brazil. If the creditor is domiciled in a low tax jurisdiction the debt amount may not exceed 30.0% of the equity of the Brazilian company. Any amounts exceeding the limits above such limit may not be deducted for purposes of withholding income and social contributions taxes.

Also beginning in June 2010, tax deductions for any payment to a beneficiary resident or domiciled in a country considered a tax haven became subject to the following requirements in addition to others already stipulated in the legislation: (i) identification of the actual beneficiary of the person domiciled abroad; (ii) proof of the ability of the person located abroad to complete the transaction; and (iii) documented proof of payment of the respective price and of receipt of the assets, rights, or utilization of service.

In November 2010, the Brazilian tax authorities issued a normative instruction altering the tax treatment applicable to variation in the monetary value of taxpayers' credit rights and obligations due to varying exchange rates. Under this new instrument, as of the 2011 calendar year, the election of tax regime for taxation of exchange-rate variations: (i) may only be exercised in January of each calendar year; and (ii) may only be altered during the fiscal year if there is "material variation in the exchange rate," as published by a Finance Ministry directive.

PIS and COFINS

Two federal taxes are imposed on the gross revenues of corporate entities: PIS and COFINS. Nonetheless, many revenues, such as: dividends, equity earnings from unconsolidated companies, revenues from the sale of non-current assets (investments, fixed assets and intangible assets) and export revenues paid in foreign currency are not included in the calculation base for PIS and COFINS. Revenues earned by corporations domiciled in Brazil are subject to PIS and COFINS taxes corresponding to interest on equity.

84 - Reference Form - 2015

7. Issuer's activities

Brazilian legislation authorizes certain adjustments to the calculation base of those taxes depending on the business segment and on other aspects.

Between 2002 (PIS) and 2003 (Cofins), the Brazilian government implemented a non-cumulative collection system of PIS and COFINS taxes, allowing taxpayers to deduct from their calculation basis credits originating from certain transactions. In order to offset these credits, the rates of both PIS and COFINS were substantially increased. Subsequent to the changes made to PIS and COFINS, as of May 2004, both taxes are applicable on imports of goods and services when the taxpayer is the importing company domiciled in Brazil.

Since August 2004 and until the end of June, 2015, PIS and COFINS rates are 0.0% for financial income earned by companies subject to the non-cumulative applicability of these taxes, including financial income arising from hedging operations. In April 2015, Decree Law No. 8,426/15 required that as from July 2015, these rates will return to 0.65% and 4.0%, respectively. However, since 2004, rates and levying of these contributions on income from interest on equity have not been changed and were maintained at 1.65% for PIS and 7.6% for COFINS.

 Certain economic activities are expressly excluded from the non-cumulative collection system of PIS and COFINS. Financial institutions remain subject to PIS and COFINS according to the "cumulative" method, which does not allow any credits to be discounted.

PIS is charged based on the total revenue generated by entities and is charged at a rate of 0.65% in the case of financial and similar institutions.

Before February 1999, we were not a COFINS taxpayer. In February 1999, COFINS was imposed on our gross revenues at a rate of 3.0%. After September 2003, this tax rate was increased to 4.0% for financial and similar institutions. The calculation base for COFINS is the same as that for PIS.

In July 2010, the Brazilian tax authorities introduced digital tax records for PIS and COFINS taxes. Under the new rule, financial and similar institutions must keep digital records for PIS and COFINS taxes relating to taxable events occurring as of January 2012.

b)    environmental policy of the issuer and costs incurred for the fulfillment of environmental regulation and, where applicable, of other environmental practices, including adherence to international standards of environmental protection

In April 2014, CMN approved Resolution No. 4,327, establishing guidelines for the establishment and implementation of Social And Environmental Responsibility Policy (PRSA) by financial institutions.

In anticipation to the Resolution, along the first half of 2013, the areas of Sustainability and Corporate Planning of Bradesco have teamed up in a robust process for structuring a sustainability strategic planning focuses on businesses and on outlining the main guidelines for the next 5 years. The process counts on the participation of the Board of Executive Officers and all dependencies of the Organization, having as main objective to establish a clear relationship of sustainability with business, thus managing risks and opportunities appropriately. Meanwhile, the organization revised its Policy of Sustainability, prepared Social and Environmental Responsibility Regulation as well as an Action Plan toward enhancing existing practices and meeting the new requirements of the market.

We seek to incorporate and improve constantly the criteria for managing social and environmental risks, from business relations with customers, through financing and investment and with the supply chain.

For the granting of loans, we assess and monitor social and environmental risks in project financing transactions, as well as those that are believed to imply potential environmental risks, as in the case of companies that have seized and/or contaminated areas.

Signatories of the Ecuador Principles, we participate actively in the discussions for the new compromise version (version III), launched in June 2013 and deployed at the beginning of 2014. The implementation of the commitment includes, in addition to the Project Financing of over US$ 10 million, the corporate financing projects with value greater than US$ 100 million, provided that: the individual financial institution commitment is at least US$ 50 million; the customer has operational control of the project; and the financing period is at least two years.

Project financing operations covered by the Ecuador Principles and also those where environmental risks are identified are monitored periodically, in order to ensure compliance with the applicable standards and guidelines. We use internal audits and visits "in loco" in the process of social and environmental assessment of such operations and, for high-risk operations, we also have independent audits. When nonconformities are identified during the process of monitoring obligations, we require the preparation of an action plan by the borrower, with measures and deadlines for adequacy.

85 - Reference Form - 2015

7. Issuer's activities

Since 2010, the BRAM (Bradesco Asset Management), aligned with the overall commitments of encouraging the inclusion of environmental, social and corporate governance policies and investment decisions, is a signatory of the PRI (Principles for Responsible Investment) and its strategy is based on three axes which reflect the impact of management actions on its professionals, business and investment industry in which we operate.

 In 2014, the BRAM continued with the work related to responsible investment initiatives, whereas the environmental, social and corporate governance risks have a growing impact on the performance of the assets in which it invests. Training activities were conducted with management professionals, addressing metrics and evaluation methodologies to incorporate such assumptions (risks environmental, social and corporate governance) of transverse shape investment decisions. Overall, 29 sub sector methodologies have been developed with investment analysts, covering thus all sectors of relevance to the business. Our flow of analysis is based on public information and contact with companies, for the purpose of elaborating a rating that supports, in conjunction with the analysis of economical and financial information, the recommendations and decisions of managers and analysts. Moreover, in an unprecedented initiative in the market, the search area engage companies to induce good practices in management. The data collected serve to benchmark our investments, and as a tool for feedback and induction of best practices in invested companies. The BRAM has 120 companies within its portfolio of businesses, and in 2014 individual engagement meetings were held with 30 companies. Until 2015, all companies in the portfolio of equities will go through this process, which will be expanded to the fixed income portfolio manager. The tool will be used to support the decision to invest in all funds, not just the niche products, categorized as core of sustainability or corporate governance.

In addition to promoting actions of direct interaction with the invested companies to encourage increased communication on environmental, social and information governance, BRAM participates in collaborative activities of the investment industry and the Brazilian PRI network.

Our supplier management is structured as the segment of companies with which we connect and has a staggered approach, so that greater efforts be directed to suppliers of higher risk to Bradesco. We consider strategic suppliers those that present great financial volume, innovation potential, high risk to our operation and high complexity in the segment in which they act.

c)     reliance on patents, trademarks, licenses, concessions, franchises, contracts of royalties relevant to the development of the activities

No reliance on patents, trademarks, licenses, concessions, franchises, contracts of royalties relevant to the development of the Banco Bradesco activities.

7.6 - Relevant revenues coming from foreign countries

Bradesco non get relevant revenues from its holdings in foreign countries.

7.7 - Effects of foreign control on activities

For not providing relevant revenues, specific regulations of the countries where Bradesco has business do not have relevant impacts on the operations of the bank.

7.8- Relevant long-term relationships

Bradesco's Annual Report, which comprises financial and non-financial information (business, operational, environmental and governance), presents a broad vision of our practice guidelines, corporate positioning and strategies and business outlooks, as well as our operations, initiatives and projects.

This publication covers the entire Bradesco Organization and was elaborated on the basis of the G4 guidelines for corporate reports Global Reporting Initiative (GRI), essential version, as well as in the new array of relevance of the Bradesco Organization, built in 2014. For the first time, we also considered some aspects of the proposed methodology for Integrated Report, released by the International Integrated Reporting Council (IIRC). One of them was to highlight the management of the different capitals used or affected by the Organization (financial, social, human, intellectual, manufactured and natural). We also include the graphical representation of our business model, which expresses the way we generate value for stakeholders with whom we relate. For further information please visit http://www.bradescori.com.br.

86 - Reference Form - 2015

7. Issuer's activities

Additionally, in 2014, we continued the Strategic Sustainability Planning, with the revision of the guidelines of the Organization for the topic and the definition of strategic goals and projects that will be implemented to achieve them. This exercise was carried out based on 17 themes that integrate the vision of business sustainability of Bradesco, whereas climate change are a transverse aspect to the themes chosen (Social and Environmental Risk, Integrated Risk, Supplier management, Controversial issues, Stakeholder engagement, Products and services, Customer relations, Financial Inclusion, development of human capital/talent retention and attraction, Education for sustainability, Human Rights, Accountability/indicators, Anti-crime Policies and Code of Ethical Conducts, efficiency, eco-efficiency and environmental management system, Corporate governance, Brand management and Private social investment).

The work included the involvement of various areas of the Organization, as well as the accompaniment of the Board of Executive Officers. As next steps, indicators and targets for each proposal will defined, which will be monitored over the next few years.

7.9 - Other relevant information

There is no other information deemed relevant at this time.

87 - Reference Form - 2015

8. Economic group

8. Economic group

8.1- Description of the Economic Group

a)     Direct and indirect shareholders

On March 31, 2015, our Share Capital consisted of 2,524,364,555 common shares (being 3,478,332 held in treasury) and 2,524,364,292 preferred shares (10,781,844 held in treasury), without nominal value.

For a better visualization of the companies that integrate the economic group, check the chart, which is represented in item 8.2 of this reference form.

Cidade de Deus Companhia Comercial de Participações

Cidade de Deus Companhia Comercial de Participações is a holding which owns 48.60% of share capital and voting rights, and 24.34% of the total capital of Bradesco, and also manages, buys and sells securities and other assets on their own. Its shareholders are: Nova Cidade de Deus, with 45.05% of common shares and of the total capital; Fundação Bradesco, with 33.31% of common shares and of the total capital; and Aguiar Family, with 21.64% of common shares and of the total capital, on March 31, 2015. The company's Share Capital is composed of common shares, book-entry shares, registered shares and shares with no par value.

Nova Cidade de Deus Participações S.A.

Nova Cidade de Deus Participações S.A. is a holding, which holds investments in other companies, especially those that directly or indirectly, hold the Bradesco capital with voting rights. In March 31, 2015, the company indirectly owned, through its participation in Cidade de Deus Companhia Comercial de Participações, 23.36% of common shares and 11.89% of the total shares of Bradesco.

The share capital of Nova Cidade de Deus Participações S.A. is divided into common shares class A, class B and preferred shares. The property of the class B common shares is limited to:

•         members of our Board of Executive Officers;

•         former members of our Board of Executive Officers, who have become members of our Board of Directors;

•         former members of our Board of Executive Officers, who have become members of the Board of Directors of one or more of our subsidiaries; and

•         commercial or civil entity whose shares or quotas, with voting rights, belonging mostly to the persons listed above.

The ownership of class A common shares of Nova Cidade de Deus Participações S.A. is private to people who have right to hold class B common shares, as well as to civil associations and foundations of private law, which is in charge of these persons or of leaders named by it. Only holders of class A and B common shares of Nova Cidade de Deus Participações S.A. are entitled to vote.

Aguiar Family

Three family members of Aguiar Family, along with the estate of Mr. Amador Aguiar, indirectly owned, on March 31, 2015, through their participation in Cidade de Deus Companhia Comercial de Participações, 11.22% of common shares and 5.71% of the total shares of Bradesco.

Fundação Bradesco

Fundação Bradesco is an institution whose main objective is to promote social inclusion through education and act as multiplier of the pedagogical-educational best practices by the Brazilian population socioeconomically disadvantaged and who hold, directly or indirectly, through its participation in Cidade de Deus Companhia Comercial de Participações, Nova Cidade de Deus Participações S.A. and NCF Participações, 56.53% of common shares, preferred shares and 1.94% of 29.24% of total shares of Bradesco. According to the terms of the articles of incorporation of Fundação Bradesco, its Managing Board, maximum deliberative body, is composed of our Advisors, members of the Board of Executive Officers and Department Officers, as well as the Directors and Advisors of Cidade de Deus Companhia Comercial de Participações, without the right of remuneration.

BBD Participações S.A.

BBD Participações S.A., indirectly, owned 6.09% of our common shares and 3.10% of the total of our shares on March 31, 2015, through its participation in Nova Cidade de Deus Participações S.A.. BBD is a holding which was constituted to hold shares in our capital and in the capital of our direct and indirect shareholders. In 1999, BBD acquired from several shareholders a 5.51% indirect participation of our voting shares. Only members of the Board of Directors and Executive Office of Bradesco, as well as qualified

88 - Reference Form - 2015

8. Economic group

BBD Participações S.A.

BBD Participações S.A., indirectly, owned 6.09% of our common shares and 3.10% of the total of our shares on March 31, 2015, through its participation in Nova Cidade de Deus Participações S.A.. BBD is a holding which was constituted to hold shares in our capital and in the capital of our direct and indirect shareholders. In 1999, BBD acquired from several shareholders a 5.51% indirect participation of our voting shares. Only members of the Board of Directors and Executive Office of Bradesco, as well as qualified employees of Bradesco, Bradespar or our subsidiaries and national non-profit corporate entities or national companies controlled by them, which are exclusively employed administrators and/or Bradesco organization administrators may hold shares of BBD. However, only the directors and officers may have Statutory voting shares. The majority of the members of our Board of Directors and Executive Office has shares in BBD.

NCF Participações S.A.

NCF Participações S.A. is a holding controlled by Cidade de Deus Participações S.A. and Fundação Bradesco. On March 31, 2015, NCF Participações S.A., directly owned 8.20% of common shares and 5.19% of total shares of Bradesco.

89 - Reference Form - 2015

8. Economic group

b)    Subsidiaries and Affiliated Companies

Primary direct and indirectly owned companies included in the consolidated Financial Statements:

	Operating segment	Shareholding interest (%)
		12/31/2014	12/31/2013	12/31/2012
Alvorada Cartões, Crédito Financiamento e Investimento S.A. (1)	Banking	-	100.00%	100.00%
Banco Alvorada S.A.	Banking	99.99%	99.99%	99.95%
Banco Bradesco Financiamentos S.A.	Banking	100.00%	100.00%	100.00%
Banco Bankpar S.A. (2)	Banking	-	100.00%	100.00%
Banco Boavista Interatlântico S.A.	Banking	100.00%	100.00%	100.00%
Banco Bradesco Argentina S.A.	Banking	99.99%	99.99%	99.99%
Banco Bradesco BERJ S.A	Banking	100.00%	100.00%	100.00%
Banco Bradescard S.A.	Cards	100.00%	100.00%	100.00%
Banco Bradesco BBI S.A. (3)	Investment Bank	99.80%	98.35%	98.35%
Banco Bradesco Cartões S.A.	Cards	100.00%	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	Consortium Management	100.00%	100.00%	100.00%
Bradseg Participações S.A.	Holding	100.00%	100.00%	100.00%
Bradesco Auto/RE Cia. de Seguros	Insurance	100.00%	100.00%	100.00%
Bradesco Capitalização S.A.	Capitalization bonds	100.00%	100.00%	100.00%
Odontoprev S.A.(4) (5)	Dental Care	50.01%	43.50%	43.50%
Bradesco Leasing S.A. Arrendamento Mercantil	Leasing	100.00%	100.00%	100.00%
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	100.00%	100.00%	100.00%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%	100.00%
Bradesco Saúde S.A.	Insurance/Health	100.00%	100.00%	100.00%
Bradesco Seguros S.A.	Insurance	100.00%	100.00%	100.00%
Bradesco Vida e Previdência S.A.	Pension Plan/Insurer	100.00%	100.00%	100.00%
Bradesplan Participações Ltda.	Holding	100.00%	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	Asset management	100.00%	100.00%	100.00%
Tempo Serviços Ltda.	Provision of Services	100.00%	100.00%	100.00%
União Participações Ltda.	Holding	100.00%	100.00%	100.00%

(1)     Company merged into Banco Bradesco BERJ S.A. in April 2014;

(2)     Company merged into Banco Bradesco Cartões S.A. in June 2014;

(3)     Increase in equity interest through share acquisition in December 2014;

(4)     Consolidated company due to control through a shareholders' agreement; and

(5)     Increase in equity interest through share acquisition in January 2014.

90 - Reference Form - 2015

8. Economic group

c)     Issuer's holdings in companies within the group

The shares of Bradesco in companies within the group are listed in item 8.1. "b".

d)    Companies' holdings in the issuer's group

There is no shareholding interest of companies within the Economic Group in Bradesco, of which are not direct and indirect controllers.

e)     Companies under joint control

Bradesco is a company that has the same controllers of Bradespar S.A.

91 - Reference Form - 2015

8. Economic group

8.2 - Description of the Economic Group

The chart below demonstrates our shareholding structure on March 31, 2015:

8.3 - Restructuring operations

The information pertaining to this field is described in item 6.5 of this reference form.

8.4 - Other relevant information

There is no other information deemed relevant at this time.

92 - Reference Form - 2015

9. Relevant assets

9. Relevant assets

9.1 - Relevant non-current assets - others

There are no other relevant goods relating to non-current assets, which have not been disclosed in this item.

a)     fixed assets, including those subject to rent or lease, identifying location

Description of fixed asset	Country of location	State of location	Municipality of location	Property type
Head office – Cidade de Deus	Brazil	SP	Osasco	Rented
Alphaville Center	Brazil	SP	Barueri	Rented
Comenalle Building	Brazil	SP	São Paulo	Rented

b)    patents, trademarks, licenses, concessions, franchises and contracts of technology transfer

There is no non-current assets relevant to the development of the activities of Bradesco that fit in this item.

c)     companies in which the issuer has participation:

Corporate name Fiscal Year	CNPJ [Corporate Taxpayer's Registry] Book value variation %	CVM Code Market value variation %	Type of company Amount of dividends received (Brazilian Reais)	Host country	Host state Date:	Host city Value (real)	Description of the activities carried out	Issuer participation (%)
Banco Bradesco BBI S.A.	06.271.464/0001-19	-	Subsidiary	Brazil	SP	Osasco	Investment bank	99.800000
12/31/2014	-19.786264	0.000000	2,453,444,246.47	Market value
12/31/2013	5.959568	0.000000	4,189,656.91	Book value	12/31/2014	6,291,647,000.00
12/31/2012	6.271551	0.000000	4,350,852.21
Reasons for the acquisition and maintenance of such participation

The company is part of the strategy of the Bradesco Organization and was formed with the purpose of consolidating, bringing focus and developing new niches in the domestic and international capital market.

Corporate name Fiscal Year	CNPJ [Corporate Taxpayer's Registry] Book value variation %	CVM Code Market value variation %	Type of company Amount of dividends received (Brazilian Reais)	Host country	Host state Date:	Host city Value (real)	Description of the activities carried out	Issuer participation (%)
Banco Bradesco Cartões S/A	59.438.325/0001-01	-	Subsidiary	Brazil	SP	Osasco	Cards	100.000000
12/31/2014	961.966093	0.000000	1,472,586,647.90	Market value
12/31/2013	6.669493	0.000000	7,740,189.49	Book value	12/31/2014	42,400,791,000.00
12/31/2012	27.485897	0.000000	0.00
Reasons for the acquisition and maintenance of such participation
The company is part of the strategy of the Bradesco Organization and was established in order to centralize and focus businesses related to credit card activity.

Corporate name Fiscal Year	CNPJ [Corporate Taxpayer's Registry] Book value variation %	CVM Code Market value variation %	Type of company Amount of dividends received (Brazilian Reais)	Host country	Host state Date:	Host city Value (real)	Description of the activities carried out	Issuer participation (%)
Banco Bradesco Financiamentos S.A.	07.207.996/0001-50	-	Subsidiary	Brazil	SP	Osasco	Banking	100.000000
12/31/2014	-11.583874	0.000000	7,043,518,010.28	Market value
12/31/2013	3.342204	0.000000	10,437,036.45	Book value	12/31/2014	24,451,202,000.00
12/31/2012	4.240784	0.000000	0.00
Reasons for the acquisition and maintenance of such participation
The company is part of the strategy of the Bradesco Organization, working mainly on vehicle financing and leasing activities to customers and not customers of the Bradesco Organization.

93 - Reference Form - 2015

9. Relevant assets

Corporate name Fiscal Year	CNPJ [Corporate Taxpayer's Registry] Book value variation %	CVM Code Market value variation %	Type of company Amount of dividends received (Brazilian Reais)	Host country	Host state Date:	Host city Value (real)	Description of the activities carried out	Issuer participation (%)
Bradesco Administradora de Consórcios Ltda	52.568.821/0001-22	-	Subsidiary	Brazil	SP	Osasco	Consortium Management	100.000000
12/31/2014	27.684908	0.000000	113,000,000.00	Market value
12/31/2013	35.011995	0.000000	3,682,973.97	Book value	12/31/2014	2,318,131,000.00
12/31/2012	39.970480	0.000000	3,224,650.89
Reasons for the acquisition and maintenance of such participation
The company is part of the strategy of the Bradesco Organization in consortium for the real estate, cars, trucks and tractors segments.

Corporate name Fiscal Year	CNPJ [Corporate Taxpayer's Registry] Book value variation %	CVM Code Market value variation %	Type of company Amount of dividends received (Brazilian Reais)	Host country	Host state Date:	Host city Value (real)	Description of the activities carried out	Issuer participation (%)
Bradesco Leasing S.A. - Commercial Leasing	47.509.120/0001-82	1964-0	Subsidiary	Brazil	SP	Osasco	Leasing	100.000000
12/31/2014	-34.631110	0.000000	2,106,450,000.00	Market value
12/31/2013	5.595280	0.000000	138,212,017.36	Book value	12/31/2014	2,983,225,000.00
12/31/2012	-53.915529	0.000000	335,883,414.23
Reasons for the acquisition and maintenance of such participation
The company is part of the strategy of the Bradesco Organization in the leasing segment.

Corporate name Fiscal Year	CNPJ [Corporate Taxpayer's Registry] Book value variation %	CVM Code Market value variation %	Type of company Amount of dividends received (Brazilian Reais)	Host country	Host state Date:	Host city Value (real)	Description of the activities carried out	Issuer participation (%)
Bradseg Participações S/A	02.863.655/0001-19	-	Subsidiary	Brazil	SP	Osasco	Holding	100.000000
12/31/2014	18.702168	0.000000	1,034,670,823.63	Market value
12/31/2013	-12.869679	0.000000	1,477,775,205.94	Book value	12/31/2014	19,860,690,000.00
12/31/2012	44.285527	0.000000	3,091,117,594.65
Reasons for the acquisition and maintenance of such participation

Company incorporated in order to centralize holdings in the insurance, pension plans and capitalization bonds segments, it holds 100% of shares in the following companies: Bradesco Auto /RE Companhia de Seguros; Bradesco Capitalização S.A.; Bradesco Saúde S.A.; Bradesco Seguros S.A.; and Bradesco Vida e Previdência S.A.

9.2 - Other relevant information

Item 9.1.c)

It is considered for the amount of received dividends and interest on shareholders’ equity, net of income tax.

On December 12, 2014, the Central Bank approved the Minutes of the Extraordinary General Shareholders’ Meeting of February 28, 2014, acting to increase the share capital of Bradesco Cartões in the amount of R$ 35,625,013 thousand, upon the issuance of 2,024,793,985 new book-entry shares, 1,012,396,993 common and 1,012,396,992 preferred, with-no par value, by the incorporation of Dueville Holdings S.A.

On December 27, 2013, the Central Bank approved the Minutes of the Extraordinary General Shareholders’ Meeting of April 30, 2013, acting to increase the share capital of Bradesco Leasing S.A. Arrendamento Mercantil in the amount of R$ 662,200 thousand, without issuance of shares.

On October 10, 2012, the Central Bank approved the Minutes of the Extraordinary General Shareholders’ Meeting of October 8, 2012, acting to increase the share capital of Bradesco Leasing S.A. Arrendamento Mercantil in the amount of R$ 5,500,000 thousand, without cancellation of shares, in order to adjust the excess capital to its needs, upon due cash refund to Banco Bradesco S.A., sole company shareholder, reducing the capital from R$ 7,127,800 thousand to R$ 1,627,800 thousand.

94 - Reference Form - 2015

10. Officers’ notes

10. Officers’ notes

10.1 - Financial and general economic conditions

a)     financial and general economic conditions

The directors of the Bradesco understand that the bank has all the financial conditions and equity that may ensure the fulfillment of their obligations, ensuring business expansion strategy in the short and long term.

The analysis of the directors of Bradesco is based on the information of the last three financial statements of the end of the fiscal year, as follows.

It's worth mentioning that until December 31, 2012, the Organization consolidated proportionally its interests in jointly controlled subsidiaries (joint venture), in accordance with the requirements of IAS 31. As of January 1, 2013, the Organization adopted the IFRS 11-"Joint Arrangements", thereby changing the accounting policy for business holdings set to the equity method, which were considered retroactively for 2012, for better comparability between periods. For further details, please refer to item 10.4 (a) of this Report.

2014

In 2014, Brazil experienced yet another moment in its well-established democracy, promoting elections that generated great interest from the general public – who were drawn by the strength of the campaigns and a fierce contest at the polls. Now, economic officials face the task of revisiting projections and strategies, setting the groundwork for changes that can lead the country towards a leap in development.

The Bradesco Organization believes there are reasons to feel optimistic about the future of Brazil. In this context, we hope that domestic economic policy and external factors, such as the recovery of the US economy and the recovery efforts of the economies pegged to the Euro, can create growth opportunities in the country.

At Bradesco, among the most significant events of this past year, we should emphasize our permanence in the select group of companies in the BM&FBovespa’s ISE (Corporate Sustainability Index), and the Dow Jones Sustainability Index, of the New York Stock Exchange, which it comprises for the ninth consecutive year; the launch of the payment solutions company Stelo S.A., as well as that of LIVELO S.A., which will take care of business related to a coalition loyalty program – both in conjunction with Banco do Brasil. Also worth mentioning were the opening of the second Fluvial Service Station on the Solimões River, serving 11 riverside towns along a 1,600-km extension of the river, and the establishment of the first branch in Vila Kennedy, a community in the west side of Rio de Janeiro, aimed at the financial inclusion of approximately 130 thousand residents.

As it celebrates 71 years of existence, Bradesco boasts a strong balance sheet position that confirms the success of the strategies applied, which in turn are consistent with the choice of retail banking as our flagship product line for the goals democratization of credit and banking inclusion.  Our market performance is the result of the instrumentality of an extensive and well-distributed Service Network and of our digital channels. This wide range of options is made possible by a constant and robust investment in infrastructure and especially in technology, which positions Bradesco at the forefront of banking technology.

The Bradesco Organization maintains its commitment to corporate sustainability, seeking to integrate its basic principles to its global strategic planning. Among its social initiatives, we should highlight the work developed by the Bradesco Foundation, which offers free and high-quality education. The foundation focuses its work on regions that face greater educational and health care shortages in the country, with a network of 40 schools that constitute one of the largest socio-educational programs promoted by the private sector on a global scale.

The strength of the Bradesco brand will remain a powerful ally in the continuous effort of earning and maintaining market positions, and it is boosted by the competent and loyal dedication of its directors and employees, to whom we express our gratitude. We also wish to thank our clients and shareholders for the trust which has allowed us to stand apart from the competition.

The following are some of the most noteworthy events involving the Bradesco Organization over the past year:

•         on April 17 Bradesco and Banco do Brasil launched Stelo S.A., a payment solutions company that manages, operates and explores the payment facilitator segment for e-commerce and digital portfolio business; on May 14, they formed LIVELO S.A., whose purpose will be to explore

95 - Reference Form - 2015

10. Officers’ notes

businesses related to coalition loyalty program, allowing the client to accumulate and redeem points in various partners;

•         on May 27 the second Fluvial Service Station was inaugurated aboard the ship Voyager V, in the Solimões River in the Amazon. The new ship serves approximately 50 communities and 11 cities, covering a stretch of around 1,600 kilometers between Manaus and Tabatinga and bringing banking services that make life easier at these riverside communities;

•         on July 7, Bradesco was issued the Quality Certificate issued by IIA – Institute of Internal Auditors, an entity present in more than 130 countries, empowered to assess and grant the Quality Certificate to internal audits. The certificate is the recognition that Bradesco has an internal audit structure that is prepared to act independently in all its dimensions, with emphasis on best practices for Risk Assessment and for the effectiveness of Internal Controls;

•         on July 17, Bradesco and the major retail Banks in the country signed a new Shareholders’ Agreement for TecBan – Banking Technology S.A., which provides that, in approximately 4 years, their external networks of Tecban Self-Service Terminals will be consolidated into Banco24Horas terminals;

•         on July 28 Bradesco formalized a strategic partnership with IBM Brasil – Indústria Máquinas e Serviços Ltda., which will provide hardware and software support and maintenance activities, currently provided by Scopus Tecnologia Ltda. IBM will take over the operational structure from Scopus, and all support and maintenance contracts signed between Scopus and other clients;

•         on August 4, the opening of the first branch in Vila Kennedy, a community located in the west side of the city of Rio de Janeiro, allowing the financial inclusion of approximately 130 thousand residents;

•         on September 12, for the ninth consecutive year, Bradesco was selected to comprise the Dow Jones Sustainability Index – DJSI, of the New York Stock Exchange, as part of the Dow Jones Sustainability World Index and Dow Jones Sustainability Emerging Markets Index; on November 27, it was once again selected to comprise the Corporate Sustainability Index (ISE) of BM&FBOVESPA, which reflects the return of a portfolio composed of shares of the companies with the best performance in the ISE indicators; and

•         on September 15, it earned the RA1000 Reclame AQUI, as the first bank to be awarded the RA1000, the maximum seal of quality for handling complaints made to the website Reclame AQUI.

Net income attributed to administrators was R$ 15.315 billion during the year, corresponding to an annualized return of 20.0% on average shareholders' equity. The annual return on Average Assets was 1.8%. The Consolidated Shareholders’ Equity attributable to shareholders totaled R$ 82.168 billion and the total of assets balance was R$ 930.451 billion.

Loan Operations and Funding and Resource Management

The democratization of credit is part of Bradesco's strategy. It is reached with the expansion and diversification of the offer and more attractive interests, which have increased the volume of financing operations conducted directly or in partnerships with market players, as well as in other lines aimed at individuals, such as payroll-deductible loans, through an extensive network of Branches, PAs (Service Branches) and Sales Promoters.

The performance of our loans and funding sources is shown below:

•         R$ 328.064 billion was the ear-end balance of Loans and Advances to customers, net of allowance for losses, showing the evolution of 7.9% compared to the previous period, with emphasis on the following products: Real Estate Financing, Personal Loans, Rural Loans and Working Capital;

•         R$ 279.940 billion in Resources from financial institutions, including: Demand deposits, Securities sold under to repurchase, Interbank Loans and Onlendings, showing growth of 15.2% compared to 2013;

•         R$ 210.032 billion in Client Assets, comprising: Savings, Term, and Demand Deposits, reduction of 2.9% over the previous year;

•         R$ 146.559 billion in Insurance Technical Reserves and Pension Funds, with evolution of 12.5% compared to the previous year;

•         R$ 35.822 billion in Subordinated Debt, and R$ 26.500 billion issued in the country and
R$ 9.322 billion issued abroad; and

96 - Reference Form - 2015

10. Officers’ notes

•         R$ 85.030 billion in Securities Issuance Resources, with R$ 75.799 billion issued in the country and R$ 8.971 billion issued abroad, with 46.9% growth over the previous year, with emphasis on the increase of R$ 19.8 billion financial bills.

On December 31, 2014, Bradesco market value stood at R$ 145.536 billion. The comparison between 2014 and 2013, the common shares of Bradesco recorded an appreciation of 7.4%, and preferred shares registered valuation of 20.5%. It is worth mentioning that the Ibovespa index recorded a fall of 2.9% over the same period.

2013

2014 seems to be challenging, even before the start of the reduction of monetary stimulus in the USA and also the slight slowdown of the Chinese growth. A scenario to be overcome by the emerging countries, which, on the other hand, constitutes a unique opportunity for these nations to improve their macro-economic and institutional grounds.

Brazil is not immune to this external context, but it is more prepared to face the challenges. The resumption of the economic activity in the country in last months of 2013 was supported primarily by productive investments, which tend to increase with the current program of public concessions in the area of infrastructure and large sporting events that will occur between 2014 and 2016.

Bradesco remains optimistic about Brazil, and holds positive expectations for the segments in which it operates. The volume of credit tends to grow at sustainable rates compatible with the risk, while income gains and job creation are still present. Due to the intense and ongoing upward social mobility of recent years, the scenario for the banking and insurance sectors remains highly favorable.

Among the important events of the year, on March 10, Bradesco completed 70 years of activities with active presence in the Brazilian life, through permanent fostering of the democratization of financial products and services and renewed willingness to expand their business horizons. Driven by realistic strategies, it grew quickly and soon became the Bank of Brazilians. Built for this purpose, an extensive service network that allows it to be present in all regions of the country, promoting inclusion and social mobility.

Equally important, Bradesco was again selected to integrate:

•         Dow Jones Sustainability World Index – DJSI, a select list of the New York Stock Exchange that brings together companies with best practices for sustainable development, in addition to the Dow Jones Sustainability Emerging Markets, a portfolio created earlier this year, in which eligible companies with performance in the DJSI ranked among the 10% best in their sector; and

•         Corporate Sustainability Index (ISE) of BM&FBOVESPA S.A. - Stock Exchange, Commodities and Futures, which reflects the return of a portfolio composed of shares of companies with the best performances in all dimensions that measure business sustainability.

Net income attributed to administrators was R$ 12.396 billion during the year, corresponding to an annualized return of 18.2% on average shareholders' equity. The annual return on Average Assets was 1.5%. The Consolidated Shareholders’ Equity attributable to shareholders totaled R$ 71.884 billion and the total of assets balance was R$ 838.302 billion.

Loan Operations and Funding and Resource Management

The democratization of credit is part of Bradesco's strategy. It is reached with the expansion and diversification of the offer and more attractive interests, which have increased the volume of financing operations conducted directly or in partnerships with market players, as well as in other lines aimed at individuals, such as payroll-deductible loans, through an extensive network of Branches, PAs (Service Branches) and Sales Promoters.

The performance of our loans and funding sources is shown below:

•         R$ 304.121 billion was the ear-end balance of Loans and Advances to customers, net of allowance for losses, showing the evolution of 13.0% compared to the previous period, with emphasis on the following products: Personal loan, Working Capital, Real Estate Financing and Onlendings BNDES/Finame;

•         R$ 243.100 billion in Resources from financial institutions, including: Cash deposits, Securities sold under repurchase, Interbank Loans and Transfers, showing growth of 10.0% compared to 2012;

•         R$ 216.218 billion in Client Assets, comprising: Savings, Term, Demand and Other Deposits, with an increase of 2.6% over the previous year;

97 - Reference Form - 2015

10. Officers’ notes

•         R$ 130.329 billion in Insurance Technical Reserves and Pension Funds, with evolution of 9.7% compared to the previous year;

•         R$ 35.885 billion in Subordinated Debt, and R$ 26,933 billion issued in the country and
R$ 8.952 billion issued abroad, with growth of 3.0% compared to 2012; and

•         R$ 57.883 billion in Securities Issuance Resources, with R$ 46,179 billion issued in the country and R$ 11.704 billion issued abroad, with 12.3% growth over the previous year, with emphasis on the increase of R$ 7.0 billion financial bills.

On December 31, 2013, Bradesco market value stood at R$ 128.085 billion In the comparison between 2013 and 2012, the common shares of Bradesco recorded an appreciation of 3.5%, while the preferred shares registered a fall of 9.0%, considering the last quote for each year, adjusted for corporate events, with the exception of distribution of proceeds. It is worth mentioning that the Ibovespa index recorded a fall of 15.5% over the same period.

2012

2012 presented a very challenging scenario. It is important to assess the perceived changes in the financial system, due to the period experienced by this sector in recent years. As a result, institutions have doubled the flow of operations at the same time they extended the range of services offered to customers.

In mid-2012, the major central banks in the world, in a manner atypical and forceful, renovated or expanded the commitment to provide liquidity to the markets, which contributed significantly to reduce the risks of extreme events on the international scene. On the other hand, the need for tax adjustments in the USA and Europe keeps a low bias to the overall growth in 2013.

Brazil is not immune to this global context, despite the advances in macroeconomic fundamentals observed in recent years. However, the country is beginning to reap the fruits of the greater room for counter-cyclical maneuver it has compared to other nations. The various stimulus measures adopted in recent months are already producing visible effects in terms of resumption of economic activity, while some important steps are being given to improve infrastructure, adjust tax distortions and raise the efficiency of the productive sector, relevant themes to increase economic growth.

Despite the undeniable exporting vocation of the country, the main driver of economic activity performance has been and should continue to be domestic demand, particularly household consumption and investments, benefited by the proximity of major sporting events in the next three years. In this context, and in the face of the continuous process of social mobility and the preparation of national institutions with regard to new rules of structure and capital limits which should be implemented as of 2013, the prospects for the Brazilian banking system remain favorable.

Relevant events that marked the period at the Bradesco Organization include:

•         on March 5, beginning of the activities of the subsidiary Bradesco Securities Hong Kong Limited, in Hong Kong, China, which aims at the exploration of opportunities and distribution of fixed and variable income products. With that, Bradesco extends its international distribution channels, strengthening contact with global investors who are present in that market, in addition to giving access to a new base of institutional investors;

•         on March 7, bonus in 10% of the value of Monthly Dividends paid per share to shareholders, as of May 2012, in accordance with the Monthly Remuneration System, bringing them from R$ 0.014541175 per share to R$ 0.015995293, per common share, and from R$ 0.015995293 per share to R$ 0.017594822, per preferred share. On June 20, the Board of Directors approved the payment of Interest on Shareholders’ Equity, replacing Monthly Dividends, as of August 2012;

•         on 13 March, start-up of ADR operations - American Depositary Receipts backed by common shares at the New York Stock Exchange, USA. The Program meets the demand from institutional investors, including foreign investment funds and, with the measure, Bradesco then owns both, preferred and common shares traded in that country;

•         on 30 August, the inauguration of the Bradesco Next – the bank of the future –, cutting-edge space for presentation and testing of new technologies, products and services to customers;

•         on 13 September, Bradesco was again selected to join the Dow Jones Sustainability World Index, a select list of the New York Stock Exchange, which brings together companies with best practices for sustainable development;

•         on 14 November, the common shares of Bradesco were chosen to compose the MSCI Brazil Index, the leading provider of tools to support investment decisions, with effect from December 2012; and

98 - Reference Form - 2015

10. Officers’ notes

•         on November 30, Bradesco was once again chosen to join the Corporate Sustainability Index (ISE) of BM&FBOVESPA S.A., which reflects the return of a portfolio composed of shares of companies with the best performances in all dimensions that measure business sustainability.

Net income attributed to administrators was R$ 11.292 billion during the year, corresponding to an annualized return of 18.1% on average shareholders' equity. The annual return on Average Assets was 1.5%. The Consolidated shareholders' equity attributable to shareholders totaled R$ 71.138 billion and the total of assets balance was R$ 799.541 billion.

Loan Operations and Funding and Resource Management

Bradesco keeps, among its basic strategy guidelines, the democratization of credit and through the expansion and diversification of the offer and more attractive interests, which have increased the volume of financing operations conducted directly or in partnerships with market players, as well as in other lines aimed at individuals, such as Loans, through an extensive network of Branches, Service Branches and Sales Promoters, as well as the Customer Service 0800 Crédito.

The performance of our loans and funding sources is shown below:

•         R$ 269.021 billion was the ear-end balance of Loans and Advances to customers, net of allowance for losses, showing the evolution of 9.7% in the period, with emphasis on the following products: personal loans, real estate financing, working capital and vehicles - CDC;

•         R$ 220.943 billion in Resources from financial institutions, including: Demand deposits, Securities sold under to repurchase, Interbank Loans and Transfers, showing growth of 8.1% compared to 2011;

•         R$ 210.774 billion in Client Assets, comprising: Savings, Term, Demand and Other Deposits, with a decline of 2.7% over the previous year;

•         R$ 118.769 billion in Insurance Technical Reserves and Pension Funds, with evolution of 19.8% compared to the previous year;

•         R$ 34.852 billion in Subordinated Debt, and R$ 26.045 billion issued in the country and
R$ 8.807 billion issued abroad, with growth of 29.5% compared to 2011; and

•         R$ 51.552 billion in Securities Issuance Resources, with R$ 37.171 billion issued in the country and R$ 14.381 billion issued abroad, with 23.8% growth over the previous year, with emphasis on the increase of R$ 6.3 billion euronotes.

On December 31, 2012, Bradesco market value stood at R$ 131.908 billion. In 2012, Bradesco's common and preferred shares recorded an appreciation of 34.2% and 14.4%, respectively, in comparison to 2011, considering the last quote for each year, adjusted for corporate events, with the exception of distribution of proceeds. It is worth mentioning that the Ibovespa index recorded a rise of 7.4% over the same period.

Here are our main indicators:

It is worth mentioning that the comments in relation to the return on average shareholders' equity (ROAE) and the return on average assets (ROAA), are presented in item 10.2. a). Other relevant analyses to our financial and economic conditions attached to liquidity sources and levels of indebtedness are presented in items 10.1. d), 10.1. e), 10.1 f) and 10.1. h).

99 - Reference Form - 2015

10. Officers’ notes

I)     Capital Adequacy Ratio

Financial institutions that operate in Brazil are subject to a methodology of measurement and capital standards based on an asset-weighted index per risk. The parameters of this methodology are similar to international parameters for measurements of minimum capital approved, as adopted by the Basel Agreement. The implementation of the new capital structure in Brazil began on October 2013. Via the CMN Resolution No. 4,192/13, Bacen provided a new methodology to assess Capital, replacing CMN Resolution No. 3,444/07. Considering that such methodology entails the introduction of new adjustments, we have adapted the historical series, stated in periods, for the transition from Basel II to Basel III.

The table below shows our Basel index calculation:

							R$ million
				Variation
Calculation basis	Basel III (1) Financial Consolidated		Capital Adequacy Ratio (Basel II) Economic-Financial Consolidated	Dec14 x Dec13		Dec13 x Dec12
	Dec14	Dec13	Dec12	R$	%	R$	%
Capital	98,605	95,804	96,933	2,801	2.9	(1,129)	(1.2)
Tier I	77,199	70,808	66,066	6,391	9.0	4,742	7.2
Common equity	77,199	70,808	66,066	6,391	9.0	4,742	7.2
Shareholders’ equity	81,508	70,940	70,047	10,568	14.9	893	1.3
Prudential adjustments provided for in Resolution 4192/13 by the CMN (2)	(4,309)	(132)	-	(4,177)	-	(132)	-
Adjustments provided for in Resolution 3444/07 by the CMN	-	-	(3,981)	-	-	3,981	-
Supplementary capital	-	-	-	-	-	-	-
Tier II	21,406	24,996	30,867	(3,590)	(14.4)	(5,871)	(19.0)
Mark-to-market adjustment	-	-	4,229	-	-	(4,229)	-
Subordinated debt (3)	21,406	24,996	26,638	(3,590)	(14.4)	(1,642)	(6.2)
Risk weighed assets - RWA	597,213	576,777	600,520	20,436	3.5	(23,743)	(4.0)
Credit risk	544,798	526,108	503,136	18,690	3.6	22,972	4.6
Operational risk	30,980	23,335	31,197	7,645	32.8	(7,862)	(25.2)
Market risk	21,435	27,334	66,188	(5,899)	(22)	(38,854)	(58.7)
Total Index(4)	16.5%	16.6%	16.1%	(0.1) p.p.		0.5 p.p.
Tier I capital	12.9%	12.3%	11.0%	0.6 p.p.		1.3 p.p.
Common equity	12.9%	12.3%	-	0.6 p.p.		-
Tier II capital	3.6%	4.3%	5.1%	(0.7) p.p.		(0.8) p.p.

(1) Since October 2013, capital is calculated as per CMN Resolution No. 4,192/13, which establishes that calculation is based on the “Prudential Consolidated” as of January 2015; Additionally it is necessary to emphasize that the calculation of the equity of reference based on the "Financial Consolidated" was maintained until December 2017, according to Circular No. 3,726/14 of the CMN;

(2) The prudential adjustments are progressive deductions that are already being applied on the common equity and will follow the implementation schedule, as provided by CMN Resolution No. 4,192/13. The impact of these adjustments in the Common Equity deduction was 0% in 2013, 20% in 2014, 40% in 2015%, 60% in 2016, 80% in 2017 and 100% in 2018;

(3) In addition, it is important to note that, from the total amount of subordinated debt, R$ 21,406 million will be used to compose the Basel II, calculated as per the CMN Resolution No. 4,192/13 (including amendments thereof), effective as of October 2013; and

(4) Since October 2013, the Basel Index calculation follows regulatory guidelines set forth in CMN Resolutions No. 4,192/13 and 4,193/13.

In December 2014, Capital stood at R$ 98,605 million, against risk-weighted assets totaling R$ 597,213 million. The Capital Adequacy Ratio recorded a small drop of 0.1 p.p. when compared to the previous year, going from 16.6% in December 2013 to 16.5% in December 2014, which is basically a result of: (i) the application of the factor of 20% of prudential adjustments as defined in resolution No. 4,192/13 of the CMN; (ii) the increase in the weighting of risky assets, mainly in credit risk, caused by the expansion of the portfolio; settled, in part; (iii) the increase in shareholders’ equity due to the increase in the result for the year.

It is worth mentioning that in December 2014, of total subordinated debts, only R$ 21,406 million were used for purposes of calculation of the index of Basel, considering the respective maturities.

In 2013, depending on the implementation of the new capital requirements, the indexes cannot be compared with 2012.

100 - Reference Form - 2015

10. Officers’ notes

II) Operating Coverage Ratio

R$ million
Calculation Basis	2014	2013	2012	Variation
				Dec14 x Dec13		Dec13 x Dec12
				R$	%	R$	%
Personnel Expenses	(13,668)	(12,354)	(11,559)	(1,314)	10.6	(795)	6.9
Administrative Expenses	(12,972)	(12,152)	(11,804)	(820)	6.7	(348)	2.9
Total (A)	(26,640)	(24,506)	(23,363)	(2,134)	8.7	(1,143)	4.9
Net fee and commission income (B)	16,739	14,500	12,721	2,239	15.4	1,779	14.0
– Operating Coverage Ratio (B)/(A)	62.8%	59.2%	54.4%	3.6 p.p.		4.8 p.p.

Both the comparison between 2014 and 2013, and between 2012 and 2013, the operational coverage indexes showed improvement of 3.6 p.p. and 4.8 p.p., respectively, reflecting basically the evolution of revenues from the provision of services and commissions, coupled with the continued efforts in the control of expenditure, including our Efficiency Committee actions in the periods.

III) Loans and Advances to Customers

Loans and advances to customers are classified as:

•         Not due and without decrease in recoverable value;

•         Overdue but without decrease in recoverable value; and

•         With decrease in recoverable value, including loans and advances classified as "impaired" and analyzed individually for loss classified as "impaired".

Loans and advances to customers of the Organization are classified as "impaired" when they are in at least one of the following situations: (a) arrears exceeding 90 days, except for real estate financing operations guaranteed to residential property (delay exceeding 180 days); (b) with prejudice; (c) that have been renegotiated since covered internal criteria of relevance (materiality and representativeness); (d) which have been reclassified to high-risk levels; and/or (e) which have suffered bankruptcy events (bankruptcy, or application, grant or approval of judicial or extrajudicial recovery).

					R$ million
(In accordance with International Accounting Standards - IFRS)	December 31
	2014	% (*)	2013	% (*)	2012	% (*)
Not due and without decrease in recoverable value	311,424	89.2	287,052	88.6	253,317	87.7
Overdue but without decrease in recoverable value	6,932	2.0	7,129	2.2	6,849	2.4
With decrease in recoverable value	30,841	8.8	29,799	9.2	28,770	10.0
Total loans and advances to customers	349,197	100.0	323,980	100.0	288,936	100.0
Loss by decrease in recoverable value of loans and advances	(21,133)	6.1	(19,859)	6.1	(19,915)	6.9
Net amount	328,064	-	304,121	-	269,021	-
(*) Representativity in relation to total loans and advances to customers.

The improvement shown in the portfolio of loans and advances to customers, both in the comparison between 2013 and 2014 and between 2012 and 2013, is evidenced by the increase in credits not due and no decrease in recoverable value, which showed a growth of 8.5% and 13.3% respectively, increasing their representation to 89.2% in 2014.

In addition, it is noteworthy as positive factors (i) maintaining the representativeness of the losses due to decrease in recoverable value, which remained at 6.1%; and (ii) reducing the representativeness of the portfolio by decrease in recoverable value, which reached 8.8% on the total portfolio of loans and advances to customers, both in 2014.

Loans and advances to customers not due and without decrease in recoverable value

Loans and advances to customers classified as not due and without decrease in recoverable value reached R$ 311.4 billion in December 2014. It is worth mentioning the high participation of operations classified as low risk, reflecting the behavior of the level of Delinquency in the period, demonstrating the adequacy and consistency of policy, proceedings and credit assessment tools used by the Organization.

101 - Reference Form - 2015

10. Officers’ notes

						R$ million
Not due and without decrease in recoverable			December 31
value	2014	% (*)	2013	% (*)	2012	% (*)
Low risk	305,447	98.1	281,792	98.2	246,612	97.4
Average risk	4,246	1.4	3,641	1.3	5,875	2.3
Higher risk	1,730	0.6	1,619	0.6	830	0.3
Total	311,424	100.0	287,052	100.0	253,317	100.0
Representativity in relation to total loans and
advances to customers (%)	89.2	-	88.6	-	87.7	-
Low risk: AA1 Ratings - C3; Average risk: Rating D; Higher Risk: Ratings E – H.
(*) Representativity in relation to total.

Loans and advances to customers overdue but without decrease in recoverable value

We show below the analysis per number of days overdue of loans and advances that are not marked as "impaired" in collective analysis and without decrease in recoverable value by individual analysis.

For the purposes of this analysis, an asset is considered overdue and included in the framework when any payment is received in arrears or not received under strict contractual conditions. The amount included in this category refers to the total financial assets, i.e. not just the portion in delay, but rather the total contract value plus interest.

Loans and advances to customers that are not individually significant, and which have not been classified as impaired, are presented in this category.

The individually significant loans and advances may be submitted in this category when, after individual analysis, there is no need for establishment of loss by decrease in recoverable value individual and, thus, it is directed to the analysis of collective loss.

						R$ million
Overdue but without decrease in recoverable value	December 31
	2014	% (*)	2013	% (*)	2012	% (*)
Due within 60 days	5,824	84.0	6,103	85.6	5,751	84.0
Due between 61 and 90 days	1,044	15.1	964	13.5	1,039	15.2
Due beyond 90 days	64	0.9	62	0.9	59	0.9
Total	6,932	100.0	7,129	100.0	6,849	100.0
Representativity in relation to total loans and advances to customers (%)	2.0	-	2.2	-	2.4	-
(*) Representativity in relation to total.

The table above shows the loans and advances that, in spite of some delay, there are no indications of possible losses due to decrease in recoverable value. That amount represented 2.0% of the portfolio of loans and advances to customers in December 2014 (2.2% in December 2013 and 2.4% in December 2012).

Loans and advances to customers with decrease in recoverable value

102 - Reference Form - 2015

10. Officers’ notes

						R$ million
With decrease in recoverable value	December 31
	2014	% (*)	2013	% (*)	2012	% (*)
Portfolio to mature	13,310	43.2	13,846	46.5	12,153	42.2
Overdue within 60 days	3,814	12.4	3,290	11.0	3,231	11.2
Due between 61 and 90 days	1,487	4.8	1,409	4.7	1,460	5.1
Due beyond 90 days	12,229	39.7	11,254	37.8	11,926	41.5
Total	30,841	100.0	29,799	100.0	28,770	100.0
Representativity in relation to total loans and advances to customers (%)	8.8	-	9.2	-	10.0	-
(*) Representativity in relation to total.

In 2014, the loans and advances to customers with decrease in recoverable value reached R$ 30.8 billion, registering representativeness of 8.8% of the total portfolio of loans and advances to customers, reduction of 0.4 p.p.

Loans and advances to customers with decrease in recoverable value reached R$ 29.8 billion in 2013 and R$ 28.8 billion in 2012, registering lower representativity of total loans and advances to customers, 9.2% and 10.0%, respectively.

The smallest holdings of such loans in the total portfolio and of losses by decrease in recoverable value over the total sum of operations reflect the improvement of the loan cycle, as previously pointed out.

b)    capital structure and the possibility of redemption of shares or quotas, indicating: i) chance of redemption; and ii) calculation formula of the redemption value

To analyze the pictures, Bradesco Directors understand that the bank's current structure of capital is appropriate and consistent with its business expansion strategy. The largest source of financing for its operations comes from the capital of third parties.

Fully subscribed and paid-in Capital Stock comprises non-par, registered, book-entry shares.

		(in thousands)
Capital structure (1)	Dec14	Dec13	Dec12
Common	2,100,738	2,100,738	1,909,762
Preferred	2,094,652	2,095,771	1,907,611
Subtotal	4,195,391	4,196,509	3,817,373
Treasury shares	11,883	10,765	7,422
Total	4,207,274	4,207,274	3,824,795
(1) Excluding bonuses and stock splits during the periods.

On December 2014, Bradesco’s Capital Stock stood at R$ 38.1 billion, composed of 4,207,274 thousand, being 2,103,637 thousand common shares, 2,103,637 thousand preferred shares, book-entry and non par value.

On December 2013, Bradesco’s Capital Stock stood at R$ 38.1 billion, composed of 4,207,274 thousand shares, being 2,103,637 thousand common shares, 2,103,637 thousand preferred shares, book-entry and non par value.

On December 2012, Bradesco’s Capital Stock stood at R$ 30.1 billion, made up of 3,824,795 thousand shares, being 1,912,398 thousand common shares and 1,912,397 thousand preferred shares, book-entry and non par value.

	R$ million
	12/31/2014	% in relation to total liabilities	12/31/2013	% in relation to total liabilities	12/31/2012	% in relation to total liabilities
Parent Shareholders’ Equity	82,168	8.8%	71,884	8.6%	71,138	8.9%
Third-Party Portfolio (1)	848,283	91.2%	766,418	91.4%	728,403	91.1%
Total liabilities	930,451	100.0%	838,302	100.0%	799,541	100.0%
(1) Total Liabilities excluding Controlling Shareholders’ Equity.

103 - Reference Form - 2015

10. Officers’ notes

Bradesco, in the past 3 fiscal years, has been maintaining the representativeness of the third capital around 91%, which we consider normal in relation to the institutions that work with financial intermediation.

There is no chance of redemption of shares issued by the company in addition to the ones legally provided for.

104 - Reference Form - 2015

10. Officers’ notes

c)     ability to pay in relation to the financial commitments

Bradesco has full ability to pay all of its financial commitments, as it revises its policy of daily administration of assets and obligations in order to ensure sufficient liquidity to honor withdrawals, deposits, pay off other obligations at maturity, loans or other forms of credit to its customers and meet the specific needs of working capital for investment. The statement of financial position consolidated by maturity is as follows

Consolidated Statement of Financial Position presented by maturity (in accordance with International Accounting Standards – IFRS):

R$ million
	1 to 30 days			31 to 180 days			181 to 360 days			1 to 5 years			Over 5 years			Maturity not stated			Total
	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012
Assets
Cash and deposits in banks	65,430	67,450	59,902	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	65,430	67,450	59,902
Financial assets for trading	12,528	21,415	28,613	10,330	6,407	5,238	3,821	16,508	2,215	27,392	30,456	40,734	10,116	10,325	23,626	14,311	10,980	11,411	78,498	96,093	111,839
Available-For-Sale Financial Assets	48,622	7,993	18,399	2,806	948	706	1,095	1,113	517	20,492	15,854	10,984	42,117	36,050	45,390	5,829	5,880	5,525	120,962	67,838	81,523
Investments held to maturity	252	-	2	-	-	9	-	-	-	2,958	2,948	221	21,861	20,121	3,484	-	-	-	25,071	23,069	3,716
Assets ceded in guarantee	134,356	37,861	14,473	2,348	7,734	60,287	45	2,351	1,019	8,554	45,169	19,656	7,309	24,625	10,698	-	-	-	152,613	117,740	106,133
Loans and advances to financial institutions	59,578	61,161	50,380	5,995	3,905	26,825	1,923	7,069	5,088	5,478	6,584	10,165	-	1	1	-	-	-	72,975	78,720	92,459
Loans and Advances to customers	42,439	41,884	48,832	79,342	76,082	67,503	52,377	48,718	40,432	128,976	120,270	94,333	24,930	17,167	17,922	-	-	-	328,064	304,121	269,021
Other Financial Assets (1)	18,835	19,151	20,178	178	234	176	126	266	207	7,911	8,365	8,796	695	402	344	-	-	-	27,746	28,418	29,701
Total Financial Assets	382,042	256,915	240,779	100,999	95,310	160,744	59,387	76,025	49,478	201,761	229,646	184,889	107,030	108,691	101,465	20,140	16,860	16,936	871,359	783,450	754,292
Percentage in relation to Total	43.8	32.8	31.9	11.6	12.2	21.3	6.8	9.7	6.6	23.2	29.3	24.5	12.3	13.9	13.5	2.3	2.2	2.2	100.0	100.0	100.0
Liabilities
Resources from financial institutions	156,090	125,383	98,783	51,899	51,041	63,080	18,295	20,248	14,133	48,706	41,895	40,917	4,950	4,533	4,030	-	-	-	279,940	243,100	220,944
Client Resources (2)	140,005	133,569	122,543	19,523	18,130	14,323	5,656	12,948	10,055	44,848	51,366	63,129	-	205	725	-	-	-	210,032	216,218	210,774
Financial liabilities for trading	1,588	478	2,791	336	430	182	247	192	202	911	483	487	233	244	388	-	-	-	3,316	1,827	4,050
Funds from issuance of securities	3,194	2,856	3,461	25,212	9,345	14,697	18,296	8,647	12,120	36,971	35,840	20,669	1,357	1,195	604	-	-	-	85,030	57,883	51,552
Subordinated Debt	183	159	196	774	1	550	1,906	2,422	1,397	23,771	21,017	13,524	9,188	12,286	19,186	-	-	-	35,822	35,885	34,852
Technical reserves from insurance and pension plans (2)	119,596	103,871	91,389	2,732	2,296	2,011	887	675	492	23,345	23,488	24,877	-	-	-	-	-	-	146,559	130,329	118,769
Other Financial Liabilities (3)	31,270	31,218	29,568	5,571	5,180	4,903	2,480	2,445	2,988	405	681	601	-	-	-	-	-	-	39,725	39,524	38,060
Total Financial Liabilities	451,925	397,534	348,731	106,046	86,423	99,746	47,767	47,577	41,387	178,958	174,770	164,204	15,728	18,463	24,933	-	-	-	800,423	724,766	679,000
Percentage in relation to Total	56.5	54.8	51.4	13.2	11.9	14.7	6.0	6.6	6.1	22.4	24.1	24.2	2.0	2.5	3.7	-	-	-	100.0	100.0	100.0

(1) Includes, basically, foreign exchange transactions, debtors for deposits in guarantee and negotiation and intermediation of values;
(2) Demand and savings deposits and technical reserves for insurances and pension plans comprising “VGBL” and “PGBL” products are classified between 1 and 30 days, without considering average historical turnover; and
(3) Includes, basically, credit card transactions, foreign exchange transactions, negotiation and intermediation of securities, leasing and financial capitalization plans.

105 - Reference Form - 2015

10. Officers’ notes

d)    sources of financing for working capital and for investments in non-current assets used

Main Funding Sources (In accordance with International Accounting Standards-IFRS)

									R$ million
	Dec14	Dec13	Dec12	Vertical Analysis %			Horizontal Analysis
				Dec14	Dec13	Dec12	Dec14xDec13		Dec13xDec12
							R$	%	R$	%
Demand deposits	32,086	39,633	37,684	5.9	7.9	8.0	(7,547)	(19.0)	1,949	5.2
Savings Deposits	92,155	80,718	69,042	17.0	16.1	14.6	11,437	14.2	11,676	16.9
Time Deposits	85,790	95,867	104,048	15.9	19.1	22.0	(10,077)	(10.5)	(8,181)	(7.9)
Subtotal - Client Resources	210,031	216,218	210,774	38.8	43.0	44.6	(6,187)	(2.9)	5,444	2.6
Debentures(1)	68,845	64,390	59,810	12.7	12.8	12.7	4,455	6.9	4,580	7.7
Borrowing and On-lending	58,998	56,095	44,186	10.9	11.2	9.4	2,903	5.2	11,909	27.0
Funds from the Issuance of Securities	85,030	57,883	51,552	15.7	11.5	10.9	27,147	46.9	6,331	12.3
Subordinated Debt	35,822	35,885	34,852	6.6	7.1	7.4	(63)	(0.2)	1,033	3.0
Shareholders’ Equity	82,168	71,884	71,138	15.2	14.3	15.1	10,284	14.3	746	1.0
Total	540,894	502,355	472,312	100.0	100.0	100.0	38,539	7.7	30,043	6.4
(1) Considering only debentures used to back repurchase agreements.

Deposits (Client Resources)

Deposits are our most important funding source. Our deposit balance during these years progressed as follows:

•         In December 2014, the balance of deposits declined by 2.9% when compared with December 2013, due mostly to new business opportunities offered to customers, basically due to the fluctuations in interest rates that occurred in the period; and

•         In December 2013, the balance of deposits showed an increase of 2.6% when compared with December of 2012, due mostly to the higher volume of savings deposits and funding on demand.

Deposits accounted for 39% of total liabilities in December 2014. Our deposits consist basically of term deposits and savings, expressed in reais and with interest, as well as demand deposits, without interest, also expressed in Brazilian Reals. Decrease of R$ 10,077 million in our term deposit balances between 2013 and 2014, ran, basically, by new investment alternatives offered to customers.

Savings deposits increased 14.2% mainly as a result of: (i) greater funding volume; (ii) the yield of savings account reserve; and (iii) increase in voluntary deposits by clients.

With respect to demand deposits, there was a reduction of R$ 7,547 million, in comparison between 2013 and 2014, originated mostly by new business opportunities offered to customers.

In December 2014, we had 26.5 million current account holders and 59.1 million savings account holders, compared to 26.4 million current account holders and 50.9 million savings account holders in December 2013. In December 2012, we had 25.7 million customers and 48.6 million savings account holders.

Debentures

The evolutions in the comparison between December 2014 and 2013, and between December 2013 and 2012 are mainly due to the placement and maturity of the securities, which are also used to back repurchase agreements that were, in turn, impacted by the levels of economic activity.

Borrowing and On-lending

In 2014, the balance of loans and onlendings showed an increase of 5.2%, or R$ 2,903 million compared to 2013, reaching R$ 58,998 million. The increase in the comparative period was, essentially: (i) the increase of R$ 1,621 million on volume of funds obtained by loans and onlendings in the country mainly through Finame operations; (ii) the R$ 1,282 million increase in foreign-currency denominated and/or indexed lending and onlending, from R$ 15,400 million in December 2013 to R$ 16,682 million in December 2014, mainly driven by positive exchange rate variation of 13.4% in the period.

106 - Reference Form - 2015

10. Officers’ notes

The comparison between the year 2013 and the previous year, the balance of loans and onlendings increased from R$ 11,909 million, due basically to: (i) the increase of R$ 7,231 million in loans and onlendings denominated and/or indexed in foreign currency, whose balance was R$ 8,169 million in December 2012 for R$ 15,400 million in December 2013, caused mainly by: (a) the positive exchange variation of 14.6% over the period; and (b) the increase in the volume raised; and (ii) the increase of R$ 4,678 million in the volume of funds obtained by loans and onlending in the country mainly through Finame operations.

Funds from the Issuance of Securities

In the comparison between December 2014 and the previous year, the 46.9% growth or R$ 27,147 million increase was primarily due to: (i) increased inventory of Financial Bills, from R$ 35,208 million in December 2013 to R$ 54,961 million in December 2014, mainly due to new issuances in the period; (ii) higher volume of real estate loans, in the amount of R$ 5,867 million; (iii) higher volume of Letters of Credit for Agribusiness operations, totaling R$ 4,199 million; and partially offset by: (iv) the R$ 2,733 million reduction in the volume of securities issued overseas.

On the comparison between December 2013 and the previous year, the growth of 12.3%, or R$ 6,331 million, took place, mainly: (i) by adding Financial Bills, whose balance has evolved R$ 6,987 million due to, mainly new issues arising in the period; (ii) the increase of real estate loans, in the amount of R$ 1,766 million; and compensated, in part: (iii) the reduction in volumes of operations securities issued abroad, in the amount of R$ 2,677 million.

Subordinated Debt

The subordinated debt of Bradesco, totaled R$ 35,822 million in December 2014 (R$ 9,322 million overseas and R$ 26,500 million domestically), showing reduction of 0.2% in relation to December 2013, motivated, basically, by maturity of debts.

In December 2013, the subordinated debts, totaled R$ 35,885 million (R$ 8,952 million overseas and R$ 26,933 millions in the country), representing an increase of 3.0%, or R$ 1,033 million as compared to the same period in 2012.

In December 2012, totaled R $ 34,852 million (R$ 8,807 million overseas and R$ 26,045 millions in the country). During the period, there was the issue of R$ 19,837 million Subordinated Debt (R$ 2,008 million overseas and R$ 17,829 millions in the country).

e)     sources of financing for working capital and for investments in non-current assets intended to cover liquidity shortfalls

The directors of Bradesco report that as sources of financing for working capital and for investments in non-current assets used to cover liquidity shortfalls, the company may use the following features: (i) Attracting Deposits; (ii) Issuance of Debentures; (iii) Loans; (iv) Issuance of securities; and (v) Capital Contribution by managing shareholders. It is worth mentioning that the Treasury Department of the Bradesco conglomerate acts as a center of support for our commercial segments, administering funding and liquidity positions and fulfilling the investment objectives, in accordance with the policy of administration of assets and obligations. It is also responsible for establishing the rates of our products, including inter banking. The Treasury Department covers any resource scarcity of funding by providing funding in the interbank market, investing any surplus in liquid instruments in the interbank market.

In some limited circumstances, we may obtain emergency funds from the Central Bank of Brazil, through a transaction known as repo. A discount is a credit operation of Brazil's Central Bank to a financial institution, which is guaranteed by Federal Government securities that the institution has. The amount of Federal Government bonds held by the financial institution as securities trading limits the value of the repo transactions. Bradesco did not carry out repo operations with the aim of liquidity.

f)      levels of indebtedness and the characteristics of such debts, describing: i) loan contracts and relevant funding; II) other long-term relationships with financial institutions; III) degree of subordination between the debts; IV) any restrictions imposed on the issuer, in particular, about the limits of indebtedness and hiring of new debts, the distribution of dividends, the sale of assets, the issuance of new securities and the sale of corporate control

There are no loans and financing contracts and even long-term relationships with financial institutions deemed relevant to Bradesco.

107 - Reference Form - 2015

10. Officers’ notes

Financial institutions are subject to the operational limits established by the CMN and the Central Bank for operation, according to provisions of the regulations in force, in particular Law No. 4,595/64, which established the National Financial System.

The limits include (i) the Reference Assets compatible with the risks of the activity, (ii) fixed assets, which limits the 50% of the value of Reference Assets of the total funds invested in the Permanent Assets, (iii) exposure by client, which establishes the maximum limit of 25% of the value of the Reference Assets per customer, (iv) exposure in gold, in foreign currency and in operations subject to exchange variation, limited to 30% of the value of Reference Assets, and (v) minimum paid-up capital and shareholders' equity for operation.

The rules also prohibit the practices of financial institutions operations, with emphasis on (i) the granting of loans or advances to related companies, directors and relatives, and (ii) the purchase of property not intended for their own use.

g)    limits of funding already hired

No limits of funding already hired.

h)    significant changes in each item the financial statements

The directors of the Bradesco understand that the bank has all the financial conditions and equity that may ensure the fulfillment of all their obligations, ensuring business expansion strategy.

Below, we present feedback from items that the directors deem important and relevant, evidenced in the Statement of Financial Position and in the Earnings Report.

108 - Reference Form - 2015

10. Officers’ notes

Statement of Financial Position

With regard to significant changes in the consolidated Statement of Financial Position, we present below a comparison between the main significant events in the following periods:

									R$ million
	Dec14	Dec13	Dec12	Vertical Analysis %			Horizontal Analysis
				Dec14	Dec13	Dec12	Dec14 x Dec13		Dec13 x Dec12
							R$	%	R$	%
Assets
Cash and deposits in banks	65,430	67,450	59,902	7.0	8.0	7.5	(2,020)	(3.0)	7,548	12.6
Financial assets for trading	78,498	96,093	111,839	8.4	11.5	14.0	(17,595)	(18.3)	(15,746)	(14.1)
Available-For-Sale Financial Assets	120,962	67,838	81,523	13.0	8.1	10.2	53,124	78.3	(13,685)	(16.8)
Investments held to maturity	25,071	23,069	3,716	2.7	2.8	0.5	2,002	8.7	19,353	520.8
Assets ceded in guarantee	152,613	117,740	106,133	16.4	14.0	13.3	34,873	29.6	11,607	10.9
Loans and advances to financial institutions	72,975	78,720	92,459	7.8	9.4	11.6	(5,745)	(7.3)	(13,739)	(14.9)
Loans and advances to customers, net of allowance for losses	328,064	304,121	269,021	35.3	36.3	33.6	23,943	7.9	35,100	13.0
Non-Current Assets Held for Sale	1,006	833	533	0.1	0.1	0.1	173	20.8	300	56.3
Investments in affiliated companies and joint ventures	3,984	3,393	3,121	0.4	0.4	0.4	591	17.4	272	8.7
Premises and equipment	4,701	4,502	4,525	0.5	0.5	0.6	199	4.4	(23)	(0.5)
Intangible assets and goodwill	7,530	8,221	7,618	0.8	1.0	1.0	(691)	(8.4)	603	7.9
Recoverable taxes	6,130	5,293	5,295	0.7	0.6	0.7	837	15.8	(2)	-
Deferred taxes	28,388	25,661	17,914	3.1	3.1	2.2	2,727	10.6	7,747	43.2
Other assets	35,099	35,368	35,944	3.8	4.2	4.5	(269)	(0.8)	(576)	(1.6)
Total	930,451	838,302	799,541	100.0	100.0	100.0	92,149	11.0	38,761	4.8
Liabilities
Resources from financial institutions	279,940	243,100	220,943	30.1	29.0	27.6	36,840	15.2	22,157	10.0
Client Resources	210,032	216,218	210,774	22.6	25.8	26.4	(6,186)	(2.9)	5,444	2.6
Financial liabilities for trading	3,316	1,827	4,050	0.4	0.2	0.5	1,489	81.5	(2,223)	(54.9)
Funds from issuance of securities	85,030	57,883	51,552	9.1	6.9	6.4	27,147	46.9	6,331	12.3
Subordinated Debt	35,822	35,885	34,852	3.8	4.3	4.4	(63)	(0.2)	1,033	3.0
Technical reserves from insurance and pension plans	146,559	130,329	118,769	15.8	15.5	14.9	16,230	12.5	11,560	9.7
Other reserves	13,864	13,753	21,021	1.5	1.6	2.6	111	0.8	(7,268)	(34.6)
Current taxes	3,602	3,083	3,289	0.4	0.4	0.4	519	16.8	(206)	(6.3)
Deferred taxes	808	800	3,092	0.1	0.1	0.4	8	1.0	(2,292)	(74.1)
Other liabilities	69,186	63,321	59,853	7.4	7.6	7.5	5,865	9.3	3,468	5.8
Equity Attributable to Parent Shareholders	82,168	71,884	71,138	8.8	8.6	8.9	10,284	14.3	746	1.0
Non-Parent Shareholders’ Interest	124	219	209	-	-	-	(95)	(43.3)	10	4.8
Total	930,451	838,302	799,541	100.0	100.0	100.0	92,149	11.0	38,761	4.8

109 - Reference Form - 2015

10. Officers’ notes

Cash and deposits in banks

In 2014, the balance of cash and deposits in banks totaled R$ 65,430 million, showing a fall of
R$ 2,020 million, or 3.0%, over the previous year. This reduction reflects basically the reduction of compulsory deposits.

In 2013, the balance of cash and deposits in banks totaled R$ 67,450 million, showing an increase of R$ 7,548 million, compared to the previous year, a reflection of an increase of basically R$ 7,429 million in compulsory deposits.

Financial assets for trading

In 2014, financial assets for trading reached R$ 78,498 million, 18.3% reduction compared to the previous year. This reduction was, basically, by the fall of: (i) $ 11,833 million Brazilian Government securities portfolio; (ii) R$ 7,554 million in securities portfolio and shares issued by non-financial companies; (iii) R$ 4,283 million in securities issued by financial companies; offset, in part: (iv) by the increase of R$ 3,910 million in applications in fund quotas.

In 2013, financial assets for trading reached R$ 96,093 million, 14.1% reduction compared to the previous year. This reduction was, basically, by the decline of R$ 18,335 million in securities portfolio and shares issued by non-financial companies, offset, in part, by the R$ 3,312 million increase in the portfolios: (i) securities issued by financial institutions; (ii) the Brazilian Government bonds; and (iii) applications in fund quotas.

Available-For-Sale Financial Assets

In 2014, the available-for-sale financial assets totaled R$ 120,962 million, an increase of R$ 53,123 million when compared with the previous year, due mainly to: (i) the increase of R$ 41,163 million in Brazilian Government bonds; and (ii) R$ 10,308 million in securities issued by non-financial companies.

In 2013, the available-for-sale financial assets totaled R$ 67,838 million, a decrease of 16.8% compared to the previous year, due mainly to: (i) the reduction of R$ 34,979 million in Brazilian Government bonds, due mainly to the reclassification carried out by the Insurer Group of securities classified as available-for-sale for the category, held to maturity due to the change of the intention of the Administration; and offset, in part: (ii) by the increase of R$ 20,163 million in securities issued by non-financial companies, which have increased from R$ 10,895 million to R$ 31,058 million.

Investments held to maturity

In 2014, investments held to maturity reached R$ 25,071 million, an increase of R$ 2,002 million when compared with the previous year, due mostly to the increase of income from Brazilian government bonds portfolio.

In 2013, investments held to maturity reached R$ 23,069 million, an increase of R$ 19,353 million when compared with the previous year, due mainly to the reclassification carried out by Insurer Group of securities classified as available-for-sale for the category to held to maturity, due to the change of intention of the Administration. The mark-to-market accounting of these securities, totaling R$479 million, was maintained under Shareholders' Equity and will be recognized in income statement for the remaining term of securities.

Assets ceded in guarantee

The comparison between the years 2013 and 2014, the growth of R$ 34,872 million, or 29.6%, ran, basically, by the increase of interbank deposits, being offset, in part, by the reduction in Brazilian Government bonds portfolio.

The comparison between the years 2012 and 2013, the growth of R$ 11,607 million or 10.9%, ran, basically, by the increase in the portfolio of Brazilian Government bonds, being offset, in part, by the reduction in interbank deposits in the period.

Loans and advances to financial institutions

The comparison between the years 2013 and 2014, showed a reduction of R$ 5,745 million, or 7.3%, in loans and advances to financial institutions, caused basically, by the decline of R$ 5,960 million in loans to financial institutions.

110 - Reference Form - 2015

10. Officers’ notes

In 2013, the loans and advances to financial institutions reached R$ 78,720 million, a decrease of 14.9% compared with the previous year, caused mainly by the reduction of R$ 11,446 million in applications in repurchase agreements, which have increased from R$ 68,668 million to R$ 57,222 million.

Loans and advances to customers, net of allowance for losses

In 2014, the loans and advances to customers accounted for 35.3% of our total assets (2013 - 36.3% and 2012 - 33.6%).

The comparison between the years 2013 and 2014, the evolution of 7.9%, or R$ 23,943 million, due primarily to the increase in the volume of operations, highlighting the following products: (i) real estate financing; (ii) personal loan; (iii) rural loans; and (iv) working capital.

The comparison between 2012 and 2013, the evolution of 13.0%, or R$ 35,100 million, due primarily to the increase in the volume of operations, highlighting the following products: (i) personal loans; (ii) working capital; (iii) real estate financing; (iv) onlendings BNDES/Finame; (v) credit card; and (vi) rural loans.

Technical reserves from insurance and pension plans

The balance of the insurance technical reserves and pension funds reached R$ 146,559 million in 2014 and R$ 130,329 million in 2013, showing growth of R$ 16,230 million and R$ 11,560 million, respectively, compared to previous years. It is necessary to emphasize that these performances took place, mainly the VGBL product growth.

Also we highlight that the main funding sources: (i) Deposits; (ii) Debentures; (iii) loans and onlendings; (iv) resources of issuance of securities; and (v) subordinated debts, are discussed in item 10.1 d.

111 - Reference Form - 2015

10. Officers’ notes

Statement of Income

For a better understanding about the key impacts that affected our result (revenue and expenditure), we listed below the consolidated statement of results for the years ended December 31, 2014, 2013 and 2012, which were prepared in accordance with international accounting standards (IFRS) issued by the International Accounting Standards Board (IASB).

									R$ million
Managerial Statements for the Consolidated Outcome	2014	2013	2012	Vertical Analysis %			Horizontal Analysis
				2014	2013	2012	2014x2013		2013x2012
							R$	%	R$	%
Interest income and similar	103,893	90,683	83,032	100.0	100.0	100.0	13,210	14.6	7,651	9.2
Interest costs and similar	(53,847)	(41,382)	(39,646)	(51.8)	(45.6)	(47.7)	(12,465)	30.1	(1,736)	4.4
Net Income on interests	50,046	49,300	43,386	48.2	54.4	52.3	746	1.5	5,914	13.6
Fee and Commission income	16,760	14,536	12,757	16.1	16.0	15.4	2,224	15.3	1,779	13.9
Fee and Commission expenses	(21)	(36)	(36)	-	-	-	15	(41.7)	-	-
Net fee and Commission income	16,739	14,500	12,721	16.1	16.0	15.3	2,238	15.4	1,779	14.0
Gains/(losses) net of assets/liabilities for trading	(1,933)	(5,790)	2,110	(1.9)	(6.4)	2.5	3,857	(66.6)	(7,900)	(374.4)
Unrealized Gains/Losses from Available-For-Sale Financial Assets	(992)	(6,101)	1,896	(1.0)	(6.7)	2.3	5,109	(83.7)	(7,997)	(421.8)
Gains/(losses), net of foreign currency transactions	(1,245)	(1,094)	(1,088)	(1.2)	(1.2)	(1.3)	(151)	13.8	(6)	0.6
Result of insurances and pension plans	5,412	6,934	1,413	5.2	7.6	1.7	(1,522)	(21.9)	5,521	390.7
Loss by decrease in recoverable value of loans and advances	(10,291)	(9,624)	(11,451)	(9.9)	(10.6)	(13.8)	(666)	6.9	1,827	(16.0)
Personnel expenditure	(13,668)	(12,354)	(11,559)	(13.2)	(13.6)	(13.9)	(1,314)	10.6	(795)	6.9
Other administrative expenses	(12,972)	(12,152)	(11,804)	(12.5)	(13.4)	(14.2)	(820)	6.8	(348)	2.9
Depreciation and amortization	(2,933)	(2,741)	(2,488)	(2.8)	(3.0)	(3.0)	(192)	7.0	(253)	10.2
Other Operating Income/(Expenses)	(10,223)	(7,622)	(8,674)	(9.8)	(8.4)	(10.4)	(2,601)	34.1	1,052	(12.1)
Result before taxes and participations in affiliated companies	17,941	13,257	14,461	17.3	14.6	17.4	4,684	35.3	(1,204)	(8.3)
Result from participation in affiliated companies and joint ventures	1,390	1,063	980	1.3	1.2	1.2	327	30.8	83	8.6
Income before profits	19,331	14,320	15,440	18.6	15.8	18.6	5,011	35.0	(1,120)	(7.3)
Income tax and social contribution	(3,914)	(1,833)	(4,090)	(3.8)	(2.0)	(4.9)	(2,081)	113.5	2,257	(55.2)
Net income for the year	15,416	12,486	11,352	14.8	13.8	13.7	2,930	23.5	1,134	10.0
Attributable to shareholders
Shareholders	15,315	12,396	11,292	14.7	13.7	13.6	2,919	23.5	1,104	9.8
Non-shareholders	101	90	60	0.1	0.1	0.1	11	12.2	30	50.0

112 - Reference Form - 2015

10. Officers’ notes

Selected financial indexes

In millions of Brazilian Reais, except percentages and per share information
On December 31	2014	2013	2012
Net income attributable to parent shareholders	15,315	12,396	11,292
Total average assets	872,337	819,745	749,093
Parent Shareholders’ Average Equity	76,574	68,217	62,464
Net income of the parent shareholders as a percentage of average total assets	1.8%	1.5%	1.5%
Net income of the parent shareholders as a percentage of average equity attributable to shareholders	20.0%	18.2%	18.1%
Net income attributed to parent shareholders as a percentage of average total assets	8.8%	8.3%	8.3%
Percentage of dividend payouts (1)	33.0%	33.0%	35.0%
(1) Total dividends declared divided by the net income attributable to parent shareholders.

In 2014, the net income for the year reached R$ 15,416 million, evolution of 23.5%, or R$ 2,930 million, compared to the previous year. Net income attributed to administrators was R$ 15,315 million, growth of 23.5% compared to the same period last year.

The return on average shareholders' equity (ROAE) reached 20.0%, while the return on average assets (ROAA) in exercise was of 1.8%.

In 2013, the net income for the year reached R$ 12,486 million, evolution of 10.0%, or R$ 1,134 million, compared to the previous year. Net income attributed to administrators was R$ 12,396 million, growth of 9.8% compared to the same period last year.

The return on average shareholders' equity (ROAE) reached 18.2%, while the return on average assets (ROAA) in exercise was of 1.5%.

Next, we will comment on the main lines which have influenced the results, considering the comparative between the years ended December 31, 2014, 2013 and 2012:

Net Income on interests

In 2014, our net interest result increased 1.5% compared to 2013, from R$ 49,300 million in 2013 to R$ 50,046 million in 2014. Such evolution is related mainly to the increase in turnover which contributed
R$ 4,246 million, reflecting an increase of 7.1% in the average balance of assets that yield interest, increasing the revenue in R$ 7,688 million, highlighting the growth of: (i) 9.7% in the average balance of loans and advances to customers; and (ii) 15.9% in the average balance of our assets provided as collateral; and such developments were partly offset by increases of: (iii) 8.0% increase in the average balance of our liabilities which focus interest, which negatively impacted our results in R$ 3,442 million.

In 2013, our net interest result increased 13.6% compared to 2012, from R$ 43,386 million in 2012 to R$ 49,300 million in 2013. Such growth is related mainly to the increase in the volume of business, which contributed R$ 5,106 million, reflecting the increase of 10.6% from the average balance of assets that yield interest, increasing our revenue in R$ 8,841 million, with the addition of: (i) 10.3% in the average balance of loans and advances to customers; (ii) 18.7% in the average balance of assets provided as collateral; (iii) 32.0% in the average balance of loans and advances to financial institutions; and (iv) 19.5% in the average balance of the available-for-sale financial assets.

Fee and Commission income

Fee and Commission income increased from R$ 14,536 million in 2013 to R$ 16,760 million in 2014, driven by the increase of: (i) 12.5% in revenues with credit cards, with 10.5% evolution in turnover, which reached R$ 132.0 billion in 2014; (ii) 11.5% in revenue for current accounts, due mainly to the expansion of the portfolio of services provided to our customers and to the increase in the volume of business; and (iii)

113 - Reference Form - 2015

10. Officers’ notes

21.9% in revenue with administration of consortia, resulting from the increase in the receipt of bids and the ticket medium and sales of new units, generating an increase of 138 thousand net quotas in the year.

In 2013, fee and commission revenues reached R$ 14,536 million, showing the evolution of R$ 1,779 million as compared to the same period of the previous year, being proportionate, mainly: (i) by the increase of R$ 870 million in credit card segment, resulting from the increased card base/customers; (ii) the increase of R$ 364 million in revenue from current account, raised by the increment of the business and the customer base account holders, who presented a net evolution 707 thousand customers account holders active in the period; (iii) the growth of R$ 204 million on revenue of billing and collections; (iv) the increase of R$ 144 million in revenues caused by guarantees; and (v) the increase of R$ 109 million in revenue with administration of consortia.

Gain/(loss) net of assets/liabilities for trading

In 2014, the net loss of financial assets/liabilities for trading reached R$ 1,933 million, a positive variation of R$ 3,857 million compared to the previous year, reflecting, in large part, on the result obtained with fixed income securities.

In 2013, the net loss of financial assets/liabilities for trading reached R$ 5,790 million, in 2012, there were gains of R$ 2,110 million. The change was caused mainly by lower results in fixed income securities, and derivative financial instruments, which are used to hedge investments, which together totaled losses of
R$ 6,188 million during the period.

Gain/(loss) net of assets for sale

In 2014, the net loss of financial assets/liabilities for trading totaled R$ 992 million, a positive variation of R$ 5,109 million compared to the previous year, reflecting, basically, the reduction of net losses of fixed income securities, especially that in 2014, includes the recognition of the loss by decrease in recoverable value of shares of Banco Espirito Santo (BES), in the amount of R$ 598 million and in 2013, includes the re-alignment of rates the market all NTNs portfolio (National Treasury Notes), recorded in the category "available for sale", by the spin of these papers in the market.

In 2013, the net loss of financial assets for sale reached R$ 6,101 million,whereas in 2012, there were gains of R$ 1,896 million. The variation was caused mainly by the realignment of rates the market all NTNs portfolio (National Treasury Notes) of Bradesco, recorded in the category "available for sale", by the spin of these papers in the market.

Gains/(losses), net of foreign currency transactions

The variations appear between 2013 and 2014 and between 2012 and 2013, due basically to the Exchange variation, that affected our investments in foreign currency.

Result of insurance and pension

In 2014, the reduction of 21.9%, presented on the result line of insurances and pension plans, was primarily due to increases: (i) of 20.0% in expenses with variation in technical reserves for insurance and pension plans, which went from R$ 20,002 million in 2013 to R$ 24,008 million in 2014, mainly due to growth of R$ 12,623 million in the volume of our VGBL product-related technical reserves, and highlighting that in 2013, due to compliance with Circular No. 462/13 from SUSEP by the Insurer Group, which resulted in the adoption of the "term structure of interest rates risk-free - ETTJ" as discount rate of the actuarial liabilities flow, provisions in the amount of R$ 2,572 million, and in 2014, technical reserves were reversed, according to the Circular mentioned earlier, in the amount of R$ 754 million; (ii) 17.2% in claims retained mainly in the field of health; and offset, in part: (iii) the increase of R$ 5,519 million in written premiums.

In 2013, the evolution of R$ 5,521 million presented in the result line of insurance and pension plans, was primarily due to: (i) the increase of 11.5%, or R$ 4,639 million in written premiums and pension plan contributions, which reached the amount of R$ 45,113 million; (ii) the reduction in the variation in technical reserves for insurance and pension plans in the amount of R$ 3,324 million, which was influenced by the provisions of Circular No. 462/13, issued by SUSEP, the Insurance Group adopted as discount rate of flow of actuarial liabilities "The Term Structure Of Risk-Free Interest Rate – ETTJ", as a determination by regulatory body for use of this rate resulted in a reduction in the number of technical reserves and, consequently, the record in the result; and offset, in part: (iii) by the increase of claims withheld, in the amount of R$ 2,361 million, mainly in the health branch.

114 - Reference Form - 2015

10. Officers’ notes

Loss by decrease in recoverable value of loans and advances

The elevation of 6.9% in expenses with losses due to decrease in recoverable value of loans and advances, is related to the evolution of R$ 1,042 million, or 3.5%, in the balance of loans and advances to customers with impairment, as well as the change in the mix of products. Recoveries of problematic loans increased by 7.8% and write-offs fell by 2.8% when compared to 2013.

The 16.0% decline in expenses with losses due to decrease in recoverable value of loans and advances is related to better delinquency ratio, which rose from 4.2% in 2012 to 3.5% in 2013, as well as alterations in the product mix. Recoveries of problematic loans increased by 21.9% and 10.3% write-offs when compared to 2012.

Personnel Expenses

In 2014, there was an increase of R$ 1,314 million compared to 2013, mainly related to the increase of the costs (i) with earnings, payroll taxes and benefits, impacted by rising wage levels, as collective agreements of 2013 and 2014 (readjustments of 8.0% and 8.5%, respectively); and (ii) increase in expenditure with labor, mainly due to the improvement of the methodology of calculation of such provisions, which impacted the result in R$ 488 million.

In 2013, there was an increase of R$ 795 million compared to 2012, mainly related to (i) the increase of the costs with earnings, payroll taxes and benefits, impacted by rising wage levels, as collective agreements of 2012 and 2013 (readjustments of 7.5% and 8.0%, respectively); and (ii) increase in expenditure with labor, mainly due to the increase in expenditure with labor claims and profit sharing program by administrators and employees.

Administrative Expenses

The comparison between the years 2013 and 2014, an increase of 6.7% was due primarily to increased expenditure on: (i) growth of turnover and services during the period; (ii) contractual adjustments; and (iii) extension of 2,440 Service Points in the period, bringing the total number of Service Points to 75,176 on December 31, 2014.

In 2013, the total administrative expenditure presented variation of 2.9% over the fiscal year of 2012, mainly due to the strong control of costs carried out by coordinated actions by our Efficiency Committee. It is necessary to emphasize: (i) the expansion of 3,819 Service Points in the period, totaling 72,736 Service Points on December 31, 2013; (ii) the increase in the volume of business and services in the period; (iii) the contractual adjustments; and (iv) the behavior of indexes of inflation over the past 12 months, IPCA and IGP-M index, which reached 5.9% and 5.5%, respectively.

Other Operating Income/(Expenses)

In 2014, the increase in other expenses net of other operating revenues, amounting to
R$ 2,601 million, came mostly from the reversal, in 2013, of the provision concerning the accession to the installment program and cash payment of tax debts – REFIS, in the amount of R$ 1,950 million.

In 2013, the fall seen in other expenses net of other operating revenues, amounting to R$ 1,052 million, was essentially due to: (i) the reversal of previously recorded provision concerning the accession to the installment program and demand payment of tax debts - REFIS; (ii) of the smallest expenses for analysis of recoverability of assets – impairment, which in 2012 impacted expenses significantly; and offset, in part: (iii) by minor results in divestiture of assets, basically by the result oh the divestiture of shares in Serasa, occurred in 2012.

Income tax and social contribution

Expense with income tax and social contribution increased from R$ 1,833 million in 2013 to R$ 3,914 million in 2014. This variation is mainly due to: (i) the evolution of the result before taxation of the profit, which rose from R$ 14,319 million in 2013 to R$ 19,331 million in 2014; (ii) to an alteration to non-deductible expenses net of non-taxable income, in the amount of R$ 468 million; and (iii) to the fact that we didn't have prior period tax credits related to the acquisition of investment operations in the year 2014, whereas in 2013, we had R$ 462 million. This increase was partly offset by the evolution of: (i) R$ 472 million with exchange gains due to the devaluation of the real against the dollar in the period; and (ii) R$ 148 million in interest on shareholders’ equity.

115 - Reference Form - 2015

10. Officers’ notes

As a percentage of our income before income tax and social contributions, the effective rate went from an expenditure of 12.8% in 2013 for an expenditure of 20.2% in 2014.

Expense with income tax and social contributions increased from R$ 4,090 million in 2012 to
R$ 1,833 million in 2013. This variation is due mainly to: (i) to the drop in gross result, from R$ 15,440 million in 2012 to R$ 14,320 million in 2013; (ii) the biggest tax effect of exchange variation of overseas investments, which went from R$ 727 million in 2012 to R$ 1,320 million in 2013; (iii) the recognition of deferred tax assets in the amount of R$ 462 million in 2013; and (iv) the biggest non-deductible expenses net of non-taxable revenue, which rose from a negative adjustment of R$ 503 million to a positive adjustment of R$ 326 million, mainly due to the fiscal effect on the result obtained with the accession to the installment program and cash payment of tax debts – REFIS, in 2013.

As a percentage of our income before income tax and social contributions, the effective rate went from an expenditure of 26.5% in 2012 for an expenditure of 12.8% in 2013.

10.2 - Financial and operating income

Directors must comment:

a)     on the results of operations of the issuer, in particular:

i) description of any important components of revenue;

We highlight below, our core operating income, which showed growth of R$ 21,002 million, or 14.0%, in comparison between the years 2013 and 2014, impacted mainly by increases of: (i) income from operations with financial assets; (ii) revenue from premiums withheld from insurance and pension plans; (iii) revenue from loans and advances to customers; and (iv) fee and commission income. In comparison between the years 2013 and 2012, the main operational revenues had an increase of R$ 14,140 million, or 10.4%, mainly due to by increases of: (i) income from operations with financial assets; (ii) revenue from premiums withheld from insurance and pension plans; (iii) revenue from loans and advances to financial institutions; and (iv) fee and commission income.

									R$ million
Main Operating Income	2014	2013	2012	Vertical Analysis %			Horizontal Analysis
				2014	2013	2012	2014x2013		2013x2012
							R$	%	R$	%
Loans and Advances to Customers (1)	55,140	49,645	48,464	32.2	33.1	35.6	5,495	11.1	1,182	2.4
Loans and advances to financial institutions	8,710	8,900	6,791	5.1	5.9	5.0	(190)	(2.1)	2,109	31.1
Financial Assets (2)	35,719	28,988	23,931	20.9	19.3	17.6	6,731	23.2	5,057	21.1
Revenue from reserve requirement	4,277	3,111	3,808	2.5	2.1	2.8	1,166	37.5	(697)	(18.3)
Other interest income	47	39	38	-	-	-	8	20.5	1	2.6
Interest income and similar	103,893	90,683	83,032	60.7	60.4	61.1	13,210	14.6	7,651	9.2
Insurance, pension plan and bond retained premiums	50,455	44,887	40,177	29.5	29.9	29.5	5,568	12.4	4,710	11.7
Fee and Commission income	16,760	14,536	12,757	9.8	9.7	9.4	2,224	15.3	1,779	13.9
Total Main Operating Income	171,108	150,106	135,966	100.0	100.0	100.0	21,002	14.0	14,140	10.4
(1) Consisting of Loan and Leasing Operations; and
(2) Considering: (i) trading securities; (ii) available-for-sale securities; (iii) securities held to maturity; and (iv) securities ceded in collateral.

Loans and Advances to Customers

Revenues with leasing and loan operations, in the comparison between the balance of 2014 and 2013, 11.1% evolved, or R$ 5,495 million, already in the comparison between 2012 and 2013, the evolution was of R$ 1,182 million, or 2.4%, and that these variations result from the growth of our loan portfolio, which we demonstrate below.

116 - Reference Form - 2015

10. Officers’ notes

Loans and Advances to Customers	R$ million			Vertical Analysis %			Horizontal Analysis
	Dec14	Dec13	Dec12	Dec14	Dec13	Dec12	Dec14xDec13		Dec13xDec12
							R$	%	R$	%
Working capital	62,156	59,181	53,298	17.8	18.3	18.4	2,975	5.0	5,883	11.0
Personal loans	45,807	41,923	32,241	13.1	12.9	11.2	3,884	9.3	9,682	30.0
BNDES/Finame Onlending	42,169	40,543	35,704	12.1	12.5	12.4	1,626	4.0	4,839	13.6
Vehicles - CDC	30,355	32,210	33,820	8.7	9.9	11.7	(1,855)	(5.8)	(1,610)	(4.8)
Real Estate Financing	40,103	27,870	22,303	11.5	8.6	7.7	12,233	43.9	5,567	25.0
Export financing	26,142	25,662	22,666	7.5	7.9	7.8	480	1.9	2,996	13.2
Credit Card	28,072	25,473	22,368	8.0	7.9	7.7	2,599	10.2	3,105	13.9
Rural loans	17,058	13,652	11,580	4.9	4.2	4.0	3,406	24.9	2,072	17.9
Guaranteed account	10,500	10,422	9,801	3.0	3.2	3.4	78	0.7	621	6.3
Import	9,195	8,599	6,580	2.6	2.7	2.3	596	6.9	2,019	30.7
Leasing	4,319	5,713	8,035	1.2	1.8	2.8	(1,394)	(24.4)	(2,322)	(28.9)
Receivable insurance premiums	4,258	3,717	2,894	1.2	1.1	1.0	541	14.6	823	28.4
Overdraft	3,666	3,313	2,989	1.0	1.0	1.0	353	10.7	324	10.8
Other	25,396	25,702	24,657	7.3	7.9	8.5	(306)	(1.2)	1,045	4.2
Total	349,197	323,980	288,936	100.0	100.0	100.0	25,217	7.8	35,043	12.1

In the comparison between the 2013 and 2014 balances, loans and advances to customers showed growth of 7.8%, and the modalities that contributed most to this development were: (i) real estate financing; (ii) personal loan; (iii) rural loans; and (iv) working capital.

In the comparison between the 2013 and 2012 balances, loans and advances to customers showed growth of 12.1%, and the modalities that contributed most to this development were: (i) personal loan; (ii) working capital; (iii) real estate financing; and (iv) onlendings BNDES/Finame.

Loans and advances to financial institutions

The comparison between 2014 and 2013, revenues with loans and advances to financial institutions, remained practically stable, whose increase in the average rate of the operations, which increased from 8.5% to 11.3%, contributed to mitigate the impact of the reduction in the average volume of business during the period.

The comparison between 2012 and 2013, the loans and advances to financial institutions presented evolution to 31.1%, or R$ 2,109 million, related primarily to the increase: (i) the average rate of the operations; and (ii) the average volume of business

Result from Financial Assets (operations with trading securities, available for sale, held to maturity and ceded in guarantee.)

The comparison between the balances of 2014 and 2013, the variations presented in revenues with operations with securities, refer, mainly: (i) the largest volume of operations with government securities; and (ii) increase in the average rate of the portfolios.

The comparison between the balances of 2013 and 2012, the variations presented in revenues with Operations With Securities, refer, mainly to the largest volume of operations with fixed income securities.

Revenue from reserve requirement

In the comparison between the balances of 2014 and 2013, there was an increase of 37.5% in revenue, basically due to: (i) increases in the average volume; and (ii) the average rate of the portfolio.

In the comparison between the balances of 2012 and 2013, the reduction of 18.3% in revenue, was basically due to the fall of 7.9% in the balance of term deposits.

Revenues with Premium Withheld for Insurance, Pension Plans and Capitalization and Revenue from Services

With respect to the revenues presented for premiums withheld for insurance, pension plans and capitalization and revenue from the provision of services, the comments are included in item 10.1. h.

ii) factors that materially affected the operating results.

The Directors report that there were no factors that materially affected the operating results of the company for the last three fiscal years, in addition to those described in item 10.1 and 10.2. a.i.

117 - Reference Form - 2015

10. Officers’ notes

b)    variations in revenues attributable to modifications of prices, exchange rates, inflation, changes in volumes and introduction of new products and services

The Directors report that no significant variations in revenues, as well as in the financial income of the issuer, attributable to changes in prices of our main inputs and products, exchange rates, inflation, volume change or introduction of new products and services, in the fiscal years ended December 31, 2014, 2013 and 2012.

c)     impact of inflation, the price variation of the main inputs and products, foreign exchange and interest rate in operating income and financial income of the issuer

During periods of high interest rates, our financial revenue increases, because interest rates on our assets that yield interest also increase. At the same time, our financial expenditure increases, since interest rates on our obligations, in which interests apply, also increase. Changes in the volumes of our assets and obligations on which interests apply, also affect our financial revenue and expenditure. For example, an increase in financial revenues attributable to an increase in interest rates may be offset by a reduction in the volume of our outstanding loans.

In addition, when the real suffers devaluation, we incur: (i) losses in our liabilities denominated in/or indexed to foreign currency, such as our long-term debt denominated in dollars and foreign currency loans, to the extent that the cost in real financial expenditure increases; and (ii) earnings in our assets denominated or indexed in foreign currency, such as our securities and loan operations indexed to the dollar, when the revenue of these assets measured in real increases. In turn, when the real suffers valuation, we incur: (i) losses on assets denominated in or indexed to foreign currency; and (ii) gains in our liabilities denominated in or indexed to foreign currency.

In 2014, our net interest result increased 1.5% compared to 2013, from R$ 49,300 million in 2013 to R$ 50,046 million in 2014. Such evolution is related mainly to the increase in turnover which contributed
R$ 4,246 million, reflecting an increase of 7.1% in the average balance of assets that yield interest, increasing the revenue in R$ 7,688 million, highlighting the growth of: (i) 9.7% in the average balance of loans and advances to customers; and (ii) 15.9% in the average balance of our assets provided as collateral; and such developments were partly offset by increases of: (iii) 8.0% increase in the average balance of our liabilities which focus interest, which negatively impacted our results in R$ 3,442 million.

In 2013, our net interest result increased 13.6% compared to 2012, from R$ 43,386 million in 2012 to R$ 49,300 million in 2013. Such growth is related mainly to the increase in the volume of business, which contributed R$ 5,106 million, reflecting the increase of 10.6% from the average balance of assets that yield interest, increasing our revenue in R$ 8,841 million, with the addition of: (i) 10.3% in the average balance of loans and advances to customers; (ii) 18.7% in the average balance of assets provided as collateral; (iii) 32.0% in the average balance of loans and advances to financial institutions; and (iv) 19.5% in the average balance of the available-for-sale financial assets.

10.3 - Events with relevant effects, occurred and expected, in the financial statements

Directors must comment on the relevant effects that the events below have caused or is expected to result in the financial statements of the issuer and its results:

a)     introduction or divestiture of operating segment

During the period, there was no introduction or divestiture of operating segment.

b)    Constitution, acquisition or divestiture of equity interest

During the period, there was no acquisition or divestiture of equity interest, that produced or will produce significant effects on the financial statements.

c)     events or unusual operations

During the period, there were no events or unusual operations with the issuer, in addition to events already stated in item 10.1. h., which caused or which are expected to cause significant impacts on their results.

118 - Reference Form - 2015

10. Officers’ notes

10.4 - Significant changes in accounting practices - Caveats and emphasis in the auditor's opinion

Directors must comment:

a)     significant changes in accounting practices

Requirements of the Central Bank and the CMN introducing international accounting standards (IFRSs) in financial institutions made these institutions prepare annual financial statements in this international standard as of 2010. This is an additional requirement to official financial statements required by the Brazilian authorities. The official financial statements are prepared in accordance with the Central Bank and other requirements of the CMN, as well as the CVM, when applicable.

IFRSs are issued in English by the IASB - International Accounting Reporting Standards and translated into Portuguese by Ibracon – Brazilian Institute of Independent Auditors.

In the consolidated statements of 2012 and 2011 there was the option issued for the use of the equity method or proportionate consolidation in companies with shared control. In 2013, IASB forbid the use of proportionate consolidation of companies with shared control, requiring the use of the equity method. Thus, in 2013 there was a change in this accounting practice.

From January 1, 2013, there was a change in IAS 19 – Employee Benefits. The major changes were: (i) exclusion of the possibility of using the method of the broker; (ii) actuarial gains and losses are recognized in full on the date of the financial statements, taking into consideration the shareholders' equity (other comprehensive results); (iii) the financial expenditure/revenue of plan is now recognized by the net value based on the discount rate; and (iv) there were new requirements of disclosures in the financial statements.

For the fiscal year of 2014, there were no relevant changes in the accounting practices and, in 2013, despite the new requirements for companies with shared control, as well as for employee benefits, there were no significant changes in the shareholders’ equity and the net income of Bradesco.

b) significant effects resulting from changes in accounting practices

In 2014, 2013 and 2012 there were no significant changes in accounting practices in IFRS, as reported in the previous paragraphs. The changes cited didn't bring significant effects in accounting practices.

Additionally, here are some comments on the relevant adjustments to accounting practices used by Bradesco in Bacen GAAP (Cosif) compared to the standards of the IASB (IFRS):

1.  Consolidation

In Bacen GAAP, participation in shared control companies (usually represented by participation between 20% and 50%) are proportionally consolidated in the financial statements of the Organization and the exclusive investment funds are not consolidated, in accordance with the legislation of the Central Bank.

For IFRS purposes, some participations in companies considered of shared control in Bacen GAAP, for not being supported by IFRS, were treated by the equity method and thus were not considered in the consolidation of the financial statements. Exclusive investment funds already have been consolidated under IFRS.

Even companies with shared control, which in Bacen GAAP are proportionately consolidated in IFRs were not proportionately consolidated in 2013, because the IASB prevented the option for proportionate consolidation. The procedure in IFRS is the equity method.

119 - Reference Form - 2015

10. Officers’ notes

2.  Effects of hyperinflation on non-monetary assets and liabilities

Until June 30, 1997, Brazil was considered a hyperinflationary economy. However, for the purposes of Bacen GAAP, the financial statements expressed in currency of constant purchasing power were only required until December 31, 1995 and therefore the indexation of financial statements was discontinued from January 1, 1996.

For IFRS purposes, the effects of the non-monetary assets correction until June 30, 1997 were recognized in the financial statements, as required by IAS 29-Financial Report on Hyperinflationary Economies.

120 - Reference Form - 2015

10. Officers’ notes

3.  Business combinations

In Bacen GAAP, there is no specific statement that addresses business combinations for financial institutions. Only the assets and liabilities recorded in the opening balance sheet of the acquired entity are recognized by the buyer entity and the goodwill or negative goodwill recorded on acquisitions corresponds to the difference between the amount paid by the buyer entity and the carrying amount of assets and liabilities recorded in the acquired entity. Shares or debts issued, as a method of payment in acquiring entities, are recorded by their emission values at the date of the business combination. The goodwill arising from business combinations are depreciated by up to 20 years.

For acquisitions that occurred from September 1, 2008, the organization recognized, for IFRS purposes, the identifiable assets and liabilities arising from business combinations the fair value. Shares issued by the Organization in business combinations are recognised at fair value on the date of transfer of control. Other assets delivered as a method of payment were also measured at fair value. The goodwill recognized in the business combination is tested annually for the purpose of determination of its recoverable amount, as required by IAS 36 – Decrease in Recoverable Value.

4.  Adjustment to fair value of financial assets - equity securities

In Bacen GAAP, certain investments in shares of companies in which the Organization has no influence in the Administration, were classified in the permanent assets, to the historical cost of acquisition.

For IFRS purposes, due to the lack of influence in the Administration, these shareholdings were designated in the category "available for sale" and evaluated at fair value at the date of transition to IFRSs, with the corresponding gain or loss recognized in reserve account in shareholders’ equity entitled "Other Comprehensive Results", net of tax effects.

5.  Reversal of hedge accounting (hedge)

In Bacen GAAP, the Organization has designated certain derivative financial instruments as instruments of protection, which were classified as "hedge" of cash flow with their effective portion valuations and devaluations recorded, net of tax effects into account in shareholders’ equity and the non-effective portion, in the result.

For IFRS purposes, these financial instruments are not designated as hedging, since they do not qualify for hedge accounting, in accordance with IAS 39 and, thereby, the effective portion recorded in shareholders’ equity in Bacen GAAP was reversed at the date of transition, having as counterpart the retained earnings account.

6.  Deferral of financial service fees and direct costs

In Bacen GAAP, the Organization recognizes in the result, at the time of origination, the fee charged for financial services and the portion of the direct costs related to certain financial assets, mainly loans and receivables. Direct costs related to commissions paid to retailers and resellers are recorded in the caption "Other assets - Prepaid expenses" and recognized in the result for the term of their contracts.

For IFRS purposes, the rates of financial services, as well as the direct costs related to the origination of these financial assets are deferred and recognized as an adjustment to the effective interest rate. Direct costs related to commissions paid to retailers and resellers are part of the effective interest rate and are recorded in the accounts of loans and receivables.

7.  Loss by decrease in recoverable value of loans and receivables

In Bacen GAAP, provision for doubtful accounts is established on the basis of the analysis of risks of realization of loan operations, in an amount considered sufficient to cover possible losses, according to requirements established by the CMN Resolution No. 2,682/99, which considers certain regulatory parameters.

For IFRS purposes, the provision for losses on credit has been established for the loss incurred, in accordance with IAS 39.

121 - Reference Form - 2015

10. Officers’ notes

8. Income Tax and Social Contribution Deferred on IFRS adjustments

Income tax and social contribution are accounted for on the differences between the Bacen GAAP and IFRSs.

c) caveats & accents present in the auditor's opinion

There were no caveats and no emphasis on independent auditors' report

10.5 - Critical accounting Policies

Directors must indicate and comment critical accounting policies adopted by the issuer, exploring, in particular, accounting estimates made by the Administration on relevant and uncertain issues to describe the financial outcome and results, requiring subjective judgments or complex, such as: provisions, contingencies, revenue recognition, tax credits, long-term assets, useful life of non-current assets, pension plans, foreign currency translation adjustments, environmental recovery costs, testing criteria for asset recovery and financial instruments.

Use of estimates

In the presentation of the financial statements, our management prepares estimates and determines assumptions for choice of useful lives of certain non-financial assets, noting, too, if a specific asset or asset group is deteriorated. The estimates, by nature, are based on assessment and information available. Therefore, actual results may differ from these estimates.

Our significant accounting policies are described in the explanatory notes appearing in our consolidated financial statements. The following discussion describes the areas that require more judgment or involve a higher degree of complexity in the application of accounting policies, which currently affect the financial outcome and the results of our operations. The accounting estimates prepared in these contexts involve making assumptions about highly uncertain matters. In each case, other estimates, or changes in estimates between periods, could have had a significant impact on the financial outcome and the results of our operations, as demonstrated in our financial statements.

Loss by decrease in recoverable value of loans and receivables

At the end of each period, the loss to loans and receivables is adjusted based on the analysis of our portfolio, including the estimate of losses on loans and receivables.

The determination of the loss by decrease in recoverable value requires, by its nature, judgments and assumptions with respect to loans and receivables portfolio, both in individual bases and bases of specific portfolios of products. By analyzing the portfolio as a whole, several factors can affect the estimation of the likely extent of the losses, depending on the methodology used to measure the historical Delinquency rates and the historical period considered to make such measurements.

Additional factors that may affect the determination of the loss by decrease in recoverable value with loans and receivables, include:

•         general economic conditions and policies in the relevant sector;

•         previous experience with the debtor or the relevant sector economy, including recent experience of losses;

•         credit quality trends;

•         values of collaterals in a loan operation;

•         volume, composition and growth of loans and receivables portfolio;

•         Brazilian Government's monetary policy; and

•         any delays in the receipt of information necessary to assess loans and receivables or confirmation of existing deterioration.

The organization uses models to analyze loans and receivables portfolio and determine the loss by decrease in recoverable value. Statistical factors are applied to losses and other risk indicators for groups of loans and receivables with similar risk characteristics, aiming to reach an estimate of the losses incurred in the portfolio. Although the models are often monitored and reviewed, they are, by their nature, dependent on judgments about the information used and/or predictions. The volatility of the economy is one of the factors that can lead to greater uncertainty in our models than one would expect in most stable macroeconomic environments. Consequently, the loss by decrease in recoverable value in our loans and receivables may not be indicative of the real future losses.

122 - Reference Form - 2015

10. Officers’ notes

For purposes of sensitivity analysis, we performed a simulation to assess the impact of an increase in the probability of default (PD) on the amount of loss by decrease in recoverable value. In this simulation, a 10% increase in PD of December 31, 2014 could raise the amount of loss by decrease in recoverable value in approximately R$ 247,7 million. This sensitivity analysis is hypothetical and has as its sole purpose to illustrate the impact that delinquency has in determining the loss by decrease in recoverable value.

The process to determine the level of loss by decrease in recoverable value requires making estimates and using assumptions and judgments, and the effective results of the losses of the period presented in subsequent periods are possibly different from those calculated according to such estimates and assumptions.

Fair value of financial instruments

The financial instruments recorded at fair value in our consolidated financial statements consist mainly of financial assets for trading, including derivatives and financial assets classified as available for sale. The fair value of a financial instrument corresponds to the value at which the instrument could be exchanged in a current transaction between knowledgeable parts of it, without discrimination.

These financial instruments are categorized in a hierarchy based on the lowest level of information, which is significant to the fair value measurement. For instruments classified as Level 3, we have to use a significant amount of our own judgment to arrive at fair market value metrics. We base our decisions on our knowledge and observations of relevant markets for the individual assets and liabilities and these judgments may vary based on market conditions. When applying our judgment, we analyze a series of prices and volumes of transactions of third parties to understand and assess the extent of the available market references and judgment required in modeling processes or with third parties. Based on these factors, we determined whether fair values are observable in active markets or if markets are inactive.

The fair values of assets for trading and available for sale are based mainly on asset markets where prices are based on direct quotes from the market, observed transactions or market prices for similar assets. Liquidity is a significant factor in determining the fair values of financial assets for trading and available for sale. Non-liquidity situations are usually generated by the market perception about the uncertainty of credit with respect to a single company or a specific sector of the market. In these circumstances, financial assets are classified within Level 3 of the hierarchy of assessment, since the fair value is determined based on unobservable data which are underpinned by limited information available on the market and which are relevant to assess the fair value of the assets, as well as other factors that require significant management judgment or estimation. On December 31, 2014, R$ 49.0 billion or 14.0% of financial assets for trading and available for sale were classified as Level 3 fair value.

Exchange-traded derivatives and assessed using prices quoted are classified at Level 1 of the assessment hierarchy. However, few classes of derivative contracts are listed at the stock exchange. Therefore, most of our derivative positions is determined using quantitative models, which require the use of multiple data, including interest rates, prices and indexes to generate continuous income or price curves and volatility factors, including maturity. This data is used to assess the position. Most market data is observable and can be obtained, mainly, from BM&FBovespa and the secondary market.

The imprecision of the estimate of unobservable market information can impact the revenue value or loss recorded for a given position. Furthermore, although we believe that our assessment methods are appropriate and consistent with those of other market participants, the use of methodologies or different assumptions to determine the fair value of certain financial instruments can result in an estimate of the fair value different on the date of disclosure.

Impairment of available-for-sale financial assets

Periodically evaluates the existence of decreases in recoverable value on available-for-sale financial assets when there is a permanent devaluation or of significant value in its fair value. The determination of longer or significant devaluation requires judgment. In the judgment, among other factors, the normal volatility of asset prices are assessed.

123 - Reference Form - 2015

10. Officers’ notes

Additionally, valuations are obtained through market prices or valuation models, which require the use of certain assumptions or judgment in establishing estimates of fair value.

Category of securities

The classification of financial assets for trading securities, available for sale and held to maturity, is based on the intention of the Administration to keep or trade such securities on the date of acquisition. The accounting treatment of the securities we hold depends on our classification. Circumstantial changes can modify our strategy in relation to a specific security, which would require a transfer between categories.

Impairment of goodwill

The Organization reviews, at least annually, if the current book value of the goodwill has suffered impairment. The first step of the process requires the identification of independent cash generating units and the allocation of goodwill to those units. The carrying amount of the unit, including goodwill allocated, is compared to the value in use to determine if there is reduction in book value. If the value in use of a cash-generating unit is less than its carrying amount, the goodwill will have a reduction in their book value. It may be necessary to perform detailed calculations taking into account changes in the market in which a business operates (e.g. competition and regulatory change). The calculation is based on discounted cash flow before taxes to a risk-adjusted interest rate suitable for the operating unit, and the determination of both require the exercise of judgment. Although the forecasts are compared to current performance and the external economic data, expected cash flows naturally reflect the vision of the organization about the future performance.

Taxes on profits

Determining the value of income tax and social contribution is complex and our assessment is related to the analysis of the deferred tax assets and liabilities and of the payable income tax. In general, our assessment requires supporting the future values of current and deferred income tax. Our assessment of the possibility of a deferred tax is subjective and involves assessments and assumptions, which are inherently uncertain. The realization of deferred tax assets is subject to changes in interest rates and future development of our strategies. Support for our assessments and assumptions may change over time and is the result of events or circumstances not foreseen, that affect the determination of the value of our tax liabilities.

Significant judgment is required to determine if it is likely that a tax position is supported even after the result of any administrative or judicial procedure based on technical merits. Judgment is also required to determine the value of a benefit eligible for recognition in our consolidated financial statements.

In addition, we monitor the interpretation of tax legislation and decisions of tax authorities and judicial proceedings, so that we can adjust any previous assessment of accumulated income tax. This monitoring may also result from our income tax planning or resolution of disputes and it may be significant for our operating results in any period.

Technical reserves from insurance and pension plans

Insurance technical reserves and pension are liabilities that represent estimates of values that will be due in the future, in favor of our policyholders and participants in plans. There is certain degree of judgment of administration by establishing the method of calculation for technical reserves. The future benefits laid down in the contracts include liabilities for retirements, pensions, group life insurance and individual health insurance and accident insurance, among others.

These benefits are computed using assumptions of mortality, disability, interest rate, inflation, among others. These assumptions are based on our experience and are periodically reviewed in relation to industry standards, in order to ensure the actuarial credibility. However, significant changes in experience or hypothesis may lead to the need for provision for possible future losses expected of a product, establishing complementary provision of coverage. Supplementary provision coverage can also be established in the a short-term contract in order to predict future losses. The benefits and claims set forth in the contracts also include provisions for claims incurred but not reported in the life insurance, health and damage.

124 - Reference Form - 2015

10. Officers’ notes

We recognize the losses incurred during the effective term of the policies held by our policyholders. However, claims costs incurred in a particular period are not known with certainty until we receive, process and liquidate the claims. Determine the value of the liabilities using actuarial methods based on claims payment history to determine our estimated claims recorded in liabilities. The methods to determine these estimates and establish technical reserves are reviewed and updated regularly. The resulting adjustments are recognized in the result of the respective period.

For the purposes of sensitivity analysis, we evaluate the impact of increases and decreases in accidents. In this evaluation, an increase of 1 p.p. in accidents in the past 12 months the base date of the calculation, would represent an impact of R$ 72.8 million in income and in shareholders' equity after tax and contributions.

In certain products offered, as pension contracts, participants go through two distinct phases within the contract: one of accumulation and enjoyment of the benefit. During the accumulation phase technical reserves increase to the extent that contributions are received and the interest is credited (based on contractual devices) and reduced by benefits and redemptions paid, at the discretion of participants and according to the contractual terms. Additional calculations are performed to verify adequacy of provisions and, if the provisions are insufficient to honor future commitments, a supplementary provision of coverage is established.

Key assumptions used in establishing the liabilities for future benefits pension contracts are mortality, disability, retirement, interest rate and inflation. These assumptions are established at the time the policy is issued and to estimate the experience of the period in which the benefits of the contract are payable.

For the purposes of sensitivity analysis, we assess the impact on the result and shareholders' equity after tax and contributions on the basis of a reduction in the interest rate and increase in longevity of beneficiaries. In this evaluation, a 5% reduction in interest rate, would represent a reduction of R$ 298.9 million in the result and shareholders' equity after tax and contributions. The increase of 0.002% in the longevity of the beneficiaries would be negative impact of R$ 89.0 million in the result and in shareholders' equity after tax and contributions.

10.6 - Internal controls relating to the preparation of financial statements - The degree of efficiency and disability and present recommendations in auditor's report

With respect to internal controls adopted to ensure the preparation of reliable financial statements, the directors must comment:

a)     efficiency of such controls, indicating possible imperfections and steps taken to address them

The effectiveness of the Organization’s internal controls is supported by trained professionals, well-defined and implemented processes, and technology compatible with the business needs.

The Compliance and Internal Controls Policy and the Internal Control System Standards are aligned with the main control frameworks, such as COSO – Committee of Sponsoring Organizations of the Treadway Commission and COBIT - Control Objectives for Information and Related Technology, which cover aspects related to Business and Technology, respectively, complying with best practices and applicable regulations and laws.

The existence, effectiveness and implementation of controls that ensure acceptable risk levels in the Organization's processes are certified by the Department of Integrated Risk Control, and the results are reported to the Audit Committee and to the Compliance and Internal Controls Committee, as well as to the Board of Directors, aiming to provide reasonable assurance regarding the proper conduct of business and the achievement of the established goals, in accordance with applicable external laws and regulations, policies, internal rules and procedures, codes of conduct and self-regulation.

Based on the foregoing arguments, the Administration has assessed the effectiveness of internal controls related to the consolidated financial statements closed in December 31, 2014, and concluded, with reasonable certainty, that the internal controls are effective and efficient in order to ensure the completeness of the information, whereas no significant deficiencies or material weaknesses have been identified.

b)    weaknesses and recommendations on internal controls present in the independent auditor's report

125 - Reference Form - 2015

10. Officers’ notes

Considering our knowledge and the work performed by the independent auditor to assess the internal control structure, which aims to ensure the adequacy of the financial statements of the Bradesco Conglomerate, there are no deficiencies or recommendations on internal controls in the independent auditor's report that could significantly affect our financial statements.

10.7 - Allocation of public resources and eventual deviations

If the issuer has made a public offer of securities distribution, directors must comment:

a)     as the resources resulting from the offering were used;

b)    if there was relevant deviations between the effective application of resources and proposals for application disclosed in prospectuses of the respective distribution

c)     if there had been deviations, the reasons for such deviations

There was no public offer of securities distribution in years ended in 2014, 2013 and 2012.

10.8 - Relevant Items not evidenced in the financial statements

Directors must describe the relevant items not evidenced in the financial statements of the issuer, indicating:

a)     assets and liabilities held by the issuer, either directly or indirectly, that do not appear in its statement of financial position (off-balance sheet items), such as: (i)) rentals market, operating assets and liabilities; ii) written-off receivables portfolios over which the entity keeps risks and responsibilities, indicating respective liabilities; III) future contracts for purchase and sale of products or services; IV) construction contracts not terminated; v) future receipts of financing contracts;

b)    other items not evidenced in the financial statements

There was no relevant items that were not disclosed in the financial statements.

10.9 - Comments on other items not evidenced in the financial statements

For each of the items that are not evidenced in the financial statements listed in item 10.8, directors must comment on:

a)     how such items are likely to alter or change the income, expenses, operating results, financial expenses or other items of the financial statements of the issuer

b)    the nature and purpose of the operation

c)     nature and amount of the obligations assumed and rights generated in favor of the issuer as a result of the operation

There was no relevant items that were not disclosed in the financial statements.

10.10 - Business plan

Directors must indicate and comment the main elements of the issuer's business plan, exploring specifically the following topics:

a)     investments, including: i) quantitative and qualitative description of ongoing investments and investments foreseen; II) sources of financing of investments; III) relevant ongoing divestments and divestments planned;

In 2014, Bradesco kept the expansion of the service network and investments totaling 75,176 Service Points (also including, in addition to the branches, PAs, PAEs, external points of the network of self- service machines, shared network points, points of Bradesco, Bradesco Express Sales promoter and agencies or subsidiaries abroad).

126 - Reference Form - 2015

10. Officers’ notes

In 2015, R$ 1 billion will be invested to modernize and upgrade the branch network.

For investments cited as source of financing, we used the Working Capital of the Organization represented, basically, by its shareholders' equity.

The total amount invested over the past 3 years, including infrastructure (facilities, furniture and fixtures), can be found below:

			R$ million
	2014	2013	2012
Infrastructure	1,059	513	650
Information Technology / Telecommunications	2,057	2,419	1,962
Total	3,116	2,932	2,612

b)    provided that already disclosed, indicate the purchase of plants, equipment, patents or other assets to influence materially the productive capacity of the issuer

No disclosure of purchase of plants, equipment, patents or other assets to influence materially our productive capacity.

c)     new products and services, indicating: i) description of the research in progress already disclosed; II) total amounts spent by the issuer in research to develop new products or services; III) developing projects already disclosed; IV) total amounts spent by the issuer in the development of new products or services

We don't have new products and relevant departments, individually.

10.11 - Other factors with relevant influence

Comment on other factors that influenced the way relevant operational performance and which have not been identified or discussed in the remaining items in this section:

There are no other factors which could influence of operational performance in relevant ways, that have not been mentioned in this section.

127 - Reference Form - 2015

11. Projections

11. Projections

11.1 - Disclosed Projections and assumptions

The words "believes", "may", "could", "should", "seeks", "estimates", "continues", "anticipates", "intends", "expects", "potential" and other similar words contained in this section are intended to identify estimates and prospects for the future. The projections and perspectives for the future include information linked to results and projections, strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulations and the effects of the competition. Such projections and perspectives for the future relate only to the date on which they were expressed.

Given the risks and uncertainties described here, the projections may not come to fruition and therefore do not offer guarantee of future performance. Still, the future results and performance of Banco Bradesco may differ substantially from those provided for in its estimates on the grounds, including, but not limited to, the risk factors listed in this Reference Form, many of which are beyond the capacity of control or forecast by the Bank. Additionally, such estimates are based on assumptions that may not come true. In view of these uncertainties and limitations, investors should not take their investment decisions solely on the basis of estimates and prospects for the future contained in this reference form.

It's important to mention that the projections and estimates used in this item have been prepared in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil.

a)     Object of projection

Indicators that allow market analysts to feed their projection models for the future results of Banco Bradesco. Currently, the following indicators are disclosed:

Indicators	Measurement form
Loan Portfolio (1)	Accumulated variation observed in twelve months.
Individuals	Accumulated variation observed in twelve months.
Legal Entities	Accumulated variation observed in twelve months.
Financial Margin – Interest	Percentage of expected growth in the year.
Rendering of services	Percentage of expected growth in the year.
Operational expenses (2)	Percentage of expected growth in the year. Estimated Operating expenses comprise expenses with Personnel and Administrative Matters.
Insurance Premiums	Percentage of expected growth in the year.

(1) Board credit portfolio;

(2)Personnel and administrative expenses.

b)    Projected period and expiration of the projections

At Banco Bradesco, projections indicate expected values for the current year. When disclosing results of each exercise (last quarter of each year) the expected indicators for the following fiscal year are disclosed. The projections expire in the current year.

128 - Reference Form - 2015

11. Projections

c)      Projection assumptions

Assumptions that can be influenced by the Management for the year 2015

•       The Guidance includes contractual adjustments and appropriateness of costs pursuant to the business growth and the investment plan of the Organization;

•       Expansion of the service network of the Bradesco Group;

•       The estimates do not include new partnerships or takeovers; and

•       Business growth according to the operational strategy of the Organization.

Premises that are beyond the control of the Management for 2015

•       Maintenance of the basic fundamentals of the current Macroeconomic Policy;

•       Resumption of global growth;

•       Alteration of the Selic interest rate by COPOM to control inflation;

•       Evolution of the loan market;

•       Liquidity conditions that meet the demand for credit; and

•       Regulatory changes affecting banking administration.

d)    Values of the indicators object of the forecast

Indicators	Projection	Observed
	2015	2014	2013	2012
Loan Portfolio (1)	5% - 9%	6.5%	10.8%	11.5%
Individuals	8% - 12%	8.2%	11.2%	8.2%
Legal Entities	4% - 8%	5.8%	10.6%	13.1%
Financial Margin – Interest	6% - 10%	12.0%	1.6%	11.6%
Rendering of services	8% - 12%	11.6%	13.0%	15.0%
Operational expenses (2)	5% - 7%	4.5%	4.6%	7.7%
Insurance Premiums	12% - 15%	12.9%	12.3%	17.7%

(1) Board credit portfolio;

(2) Personnel and administrative expenses.

129 - Reference Form - 2015

11. Projections

11.2 - Monitoring and alterations to the projections disclosed

The projections and estimates used in this item have been prepared in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil (Bacen GAAP).

a)     Changes or replacement of projections

The projections for 2015 cover the same indicators that were supplied and accompanied during 2014.

b)    Projections concerning past periods - Forecast x Realized

In accordance with the CVM Ruling No 480/09, for this item, it is established that, with regard to projections concerning past periods, comparisons between the data projected and those realized be disclosed. Below are projected and realized data relating to the fiscal years of 2012, 2013 and 2014.

Projections for 2014

Indicators	Observed	Estimated
Loan Portfolio (1)	6.5%	7% - 11%
Individuals	8.2%	8% - 12%
Legal Entities	5.8%	6% - 10%
Financial Margin – Interest	12.0%	9% - 12%
Rendering of services	11.6%	11% - 14%
Operational expenses (2)	4.5%	3% - 6%
Insurance Premiums	12.9%	9% - 12%

(1) Board credit portfolio;

(2) Personnel and administrative expenses.

Reasons for deviations in the projections:

•         Legal Entities – the variation was basically due to the portfolios that finance the working capital of businesses and the acquisition of goods whose performance was below expectations for the period, mainly due to a economic slowdown beyond expectations.

Projections for 2013

Indicators	Observed	Estimated
Loan Portfolio (1)	10.8%	11% - 15%
Individuals	11.2%	11% - 15%
Legal Entities	10.6%	11% - 15%
Financial Margin – Interest	1.6%	1% - 3%
Rendering of services	13.0%	12% - 16%
Operational expenses (2)	4.6%	2% - 6%
Insurance Premiums	12.3%	12% - 15%

(1) Board credit portfolio;

(2) Personnel and administrative expenses.

130 - Reference Form - 2015

11. Projections

Reasons for deviations in the projections:

  Legal Entities – the variation was due to decreased, basically, loans taken from other Banks and also the maintenance of the strategy to get the credit growth, privileging the quality and control of delinquency, especially Vehicle Financing.

 Projections for 2012

Indicators	Observed	Estimated
Loan Portfolio (1)	11.5%	14% - 18%
Individuals	8.2%	12% - 16%
Legal Entities	13.1%	14% - 18%
Small and Medium Companies	10.6%	16% - 20%
Large Companies	15.0%	13% - 17%
Products
Vehicles	-2.3%	2% - 6%
Cards (2)	12.0%	10% - 14%
Housing/real estate loans (origination)	R$ 14.7 billion	R$ 14 billion
Paycheck Loans	47.7%	26% - 30%
Financial margin (3)	11.6%	10% - 14%
Rendering of services	15.0%	10% - 14%
Operational expenses (4)	7.7%	8% - 12%
Insurance premiums	17.7%	15% - 19%

(1)Board credit portfolio;

(2)Does not include the portfolios “BNDES Cards” and “Discounts for prepaid receivables”;

(3)On the current criterion, Guidance for Financial Margin – Interest; and

(4)Personnel and administrative expenses.

Reasons for deviations in the projections:

•         Individuals – the variation was due to decreased, basically, loans taken from other Banks and also the maintenance of the strategy to get the credit growth, privileging the quality and control of delinquency, especially Vehicle Financing;

•         Small and Medium Companies – in this group, the variation is explained basically by the low growth of the "Discounts", "Working Capital" and "Special Operations" portfolios;

•         Paycheck Loans – in this item, the evolution of the market was above expectations, which, allied to our stock trading has allowed us to gain Market Share;

•         Vehicles – the Organization kept the option for the quality of the portfolio compared to gains in market share;

•         Rendering of services – the variation was due to the higher volume of businesses with "Underwriting", to the rents of revenue from Cielo and to the receipt of commissions of cards; and

•         Operating Expenses – the reduction was due to the actions of the Disciplinary Committee who sought efficiency costs and gain scale in order to reduce operating costs.

c)     Projections relating to ongoing periods

In 29.01.2015, new projections for the current period were released, which were reported in item 11.1 of this Reference Form. It is necessary to emphasize that these projections for the fiscal year of 2015, remain valid until the date of resubmission of this form.

131 - Reference Form - 2015

12. General shareholders’ meeting and administration

12. General shareholders’ meeting and administration

12.1 Description of the administrative structure

Bradesco's administrative structure consists of the Board of Directors, elected by the General Shareholders’ Meeting, and the Board of Executive Officers, elected by the Board of Directors.

According to the Bylaws:

•         The Board of Directors is comprised of 6 (six) to 10 (ten) members elected by the General Shareholders’ Meeting, who may be reelected.

•         The Company's Board of Executive Officers, elected by the Board of Directors, is composed of 52 (fifty-two) to 108 (one hundred and eight) members, distributed in the following categories of positions: - Executive Directors: between 15 (fifteen) and 33 (thirty-three) members, out of which 1 (one) is the Chief Executive Officer, between 5 (five) and 10 (ten) Executive Vice President; between 6 (six) and 15 (fifteen) are Managing Officers; and between 3 (three) and 7 (seven) Deputy Officers; - Department Officers: between 27 (twenty seven) and 47 (forty-seven) members; - Officers: between 3 (three) and 12 (twelve) members; and Regional Officers: between 7 (seven) and 16 (sixteen) members.

The term for Board of Executive Officers and Board of Directors shall be 1 (one) year and shall extend until the investiture of new elected Officers.

The administrative structure of the Bank also has 2 statutory committees (Audit and Remuneration Committees).

a.      responsibilities of each organ and committee:

1)    Board of Directors:

a)  to ensure that the Board of Executive Officers is always strictly fit to perform their duties;

b)  to ensure that the social affairs are conducted with probity, so as to preserve the good name of the Company;

c)  whenever possible, preserve administrative continuity, strongly recommended for stability, prosperity and security of the Company;

d)  to fix the general orientation of the Company's business, including deciding on the Constitution and functioning of Operational Portfolios;

e)  to authorize, in the case of operations with non-members of the Bradesco Organization, the acquisition, divestiture and encumbrance of goods belonging to the Permanent Assets and shareholding of non-permanent character of the Company and of its direct and indirect subsidiaries, when worth more than 1% (one percent) of their respective Shareholders’ Equity;

f)   to resolve on trading with shares issued by the company itself, in accordance with the Sixth Paragraph of Article 6;

g)  to authorize the granting of any form of donation, contribution or assistance, regardless of the beneficiary;

h)  to approve the payment of dividends and/or interest on shareholders’ equity proposed by the Board of Executive Officers;

i)   to submit to the General Shareholders’ Meeting proposals aiming to increase reduce share capital, grouping, bonus or unfolding of actions, mergers, incorporations, or spin-offs and statutory reforms of the Company;

j)   to resolve on associations, involving the company or its subsidiaries, including participation in shareholders agreements;

k)  to approve the application of resources from fiscal incentives;

l)   to examine and deliberate on the budgets and financial statements submitted by the Board of Executive Officers;

132 - Reference Form - 2015

12. General shareholders’ meeting and administration

m) to challenge to its orbit of deliberation specific subjects of interest of the Company and decide on the omissive cases;

n)  limited to the annual global amount approved by the General Shareholders’ Meeting, perform the distribution of remuneration and social security funding to Administrators;

o)  to authorize, where it considers necessary, the representation of the Company individually by a member of the Board of Executive Officers or by an attorney, and their resolutions indicate the acts that may be executed;

p)  to fix the remuneration of the members of the Audit Committee and the Ombudsman; and

q)  to approve the Corporate Report of Compliance with Internal Controls and determine the adoption of strategies, policies and measures aimed at spreading the culture of control and mitigation of risks.

The Board of Directors may assign special duties to the Board of Executive Officers or any of its members, as well as establish committees for the two bodies in order to deal with specific issues.

Must be permanently ready to implement, where necessary, previously designed succession plan of the Chief Executive and those engaged in top positions at the Organization.

The Board of Directors meets on a quarterly basis and, when necessary, extraordinarily, convened by its Chairman, or half of the remaining sitting members, drawing up minutes for each meeting.

2)    Board of Executive Officers:

Officers undertake to administer and represent the Company, with powers to force it into any acts and contracts of interest, and may compromise and waive rights and acquire, alienate and encumber property, provided that, for values greater than 1% of the shareholder’s equity of the company, the operation must be authorized by the Board of Directors.

3) Statutory Committees

- Audit Committee:

The Committee shall advise the Board of Directors in the performance of its tasks related to the monitoring of the accounting practices adopted in the preparation of the financial statements of the company and its subsidiaries and in the indication and evaluation of the effectiveness of the independent audit.

The Committee's duties are:

a)     to recommend to the Board of Directors the entity to be hired to provide independent audit services and the respective remuneration, as well as their replacement;

b)    to review, prior to disclosure to the market, the financial statements, including notes, reports of the administration and independent auditor's reports;

c)     to assess the effectiveness of internal and independent audits, including with regard to verification of compliance with legal and regulatory devices applicable to Company, as well as internal codes and regulations;

d)    to check on the occasion of the quarterly meetings provided for with the Board of Executive Officers of the Company and internal and independent audits, compliance with their recommendations and/or clarifications to inquiries, including with regard to the planning of their audit work, formalizing in Minutes the contents of such meetings;

e)     to assess compliance by the Board of Executive Officers of the Company, with the recommendations made by the independent auditors or internal, as well as recommending to the Board of Directors resolution of possible conflicts between the external auditors and the Board of Directors;

f)     to establish and publish procedures for reception and processing of information about non-compliance with legal and regulatory devices applicable to the Company, as well as internal regulations and codes, including prediction of specific procedures for protection of the provider of information and confidentiality;

g)    to recommend to the Board of Executive Officers the correction or improvement of policies, practices and procedures identified in the framework of its powers;

h)     to establish operational rules for their operation;

i)      to meet with the Fiscal Council and Board of Directors, at their request, to discuss policies, practices and procedures identified in the framework of their respective competences; and

j)      to analyze, previously, the hiring of an independent audit for the provision of other services other than the audit of the financial statements, ensuring compliance with the current legislation, reporting to the Board of Directors, at least semi-annually.

133 - Reference Form - 2015

12. General shareholders’ meeting and administration

For the fulfillment of its duties, the Audit Committee meets at least quarterly with the Company’s Board of Executive Officers and internal and independent audits.

- Compensation Committee

The Committee shall advise the Board of Directors in the conduct of the Administrators' remuneration policy in accordance with the legislation in force, with the following assignments:

a)    to elaborate the "Compensation Policy of the Bradesco Organization Administrators" (the "policy"), as well as the internal rules for its due fulfillment, submitting them to approval by the Board of Directors;

b)    to review annually the policy and internal rules, or when necessary, to propose to the Board of Directors, any adjustments or improvements when applicable;

c)    to propose to the Board of Directors the overall remuneration amount (composed of monthly fee and eventual variable remuneration) to be distributed to administrators of each company of the Bradesco Organization, in accordance with the internal rules adopted by the Board of Directors;

d)    to propose to the Board of Directors the payment of variable remuneration to administrators of each company of the Bradesco organization, limited to the total amount approved in accordance with the internal rules adopted by the Board of Directors;

e)    to register the amounts proposed in the Committee Meeting Minutes; and

f)     to observe the other requirements laid down in the current legislation.

The Committee may also:

a)  at the request of the Board of Directors, where appropriate, evaluate and propose the remuneration of members of other statutory bodies; and

b)  hire specialized professional services, when it deems convenient.

For the fulfillment of its tasks, the Compensation Committee meets twice a year and whenever necessary.

4) Internal Audit

Internal Audit

The purpose of the general Inspection Department, Internal Audit area, directly under the Board of Directors, is to assess, in an independent manner, the Organization’s proceedings, contributing to mitigate risks, to ensure compliance and effectiveness of internal controls and compliance with Policies, Standards, Procedures and Internal and External Regulations.

Methodologies are based on the COSO Model (Committee of Sponsoring Organizations of the Treadway Commission), as well as on the ISSO/IEC Standard (Code of Practice for Information Safety Management) and on COBIT (Control Objectives for Information and Related Technology).

It performs tests to assess business and IT internal controls, as well as Application Systems. Non-compliances are discussed with the audited Companies/Units, with a subsequent record in the audit report, reporting to the Board of Executive Officers and presentation to the Audit Committee and Management Board, according to their severity.

The General Inspection Service exists since Bradesco's first day of operation, and in 1970, it was designated as a Department by the Bank. In July 2014, it was certified by The Institute of Internal Auditors (IIA).

b.    date of installation of the Fiscal Council, if this is not permanent, and the creation of the committees:

Fiscal Council: became permanent in the Special and Annual Shareholders’ Meetings of 3.10.2015

134 - Reference Form - 2015

12. General shareholders’ meeting and administration

Audit Committee: 12.17.2003

Compensation Committee: 12.17.2003

c.     mechanisms for evaluation of performance of each organ or committee:

Bradesco's committees are evaluated on the basis of the fulfillment of its tasks, which are established in the respective Charters. Through periodic meetings on the subjects dealt with and information provided by the Board of Executive Officers and Committees, the Board of Directors assesses the performance of such bodies and, if the performance is deemed insufficient, the Board will propose the reformulation of its structure, in order to achieve desired performance.

d.    in relation to the Board of Executive Officers, their assignments and individual powers:

In addition to the normal assignments given to them by law and by these Bylaws, it is specifically up to each Member of the Board of Executive Officers:

a)  to the Chief Executive Officer, chairing meetings of the Board of Executive Officers, supervise and coordinate the action of its members;

b)  to the Executive Vice President to collaborate with the Chief Executive Officer in the performance of their duties;

c)  to the Managing Officers, the performance of the tasks assigned to them;

d)  the Deputy Officers, the performance of the functions assigned to them by the Executive Vice President and Managing Officers;

e)  to the Department Officers, to conduct the activities of the Departments to which they belong and advising the other members of the Board of Executive Officers;

f)   to the Directors, the performance of the tasks assigned to them and advise the other members of the Board of Executive Officers;  and

g)  to the regional directors, to guide and supervise the Service Points under their jurisdiction and comply with the duties to which they are assigned

With the exceptions provided for expressly in the Bylaws, the Company undertakes to, upon joint signatures with at least 2 (two) Directors, and one of them being the Chief Executive Officer or Executive Vice President.

  The company may also be represented by at least 1 (one) Officer and 1 (one) attorney, or by at least 2 (two) attorneys, in conjunction, especially constituted, and the respective power of attorney mentioned their powers, the acts they can practice and their term.

The company may still be represented separately by any member of the Board of Executive Officers or by an attorney with specific powers, in the following cases:

a)  mandates with an "ad judicia" clause, in which the power of attorney may have an indeterminate period and be reinstated;

b)  upon summoning or subpoenas;

c)  participation in biddings;

d)  in General Shareholders’ Meeting of companies or investment funds in which the company participates, as well as partner or affiliated entities;

e)  before organs and Government offices, provided that it doesn't involve the assumption of responsibilities and/or obligations by the Company; and

f)   in court testimony.

e.  performance evaluation mechanisms of the members of the Board of Directors, Committees, and Board of Executive Officers:

Evaluation Mechanisms of the Members of the Board of Directors:

The minimum attributes considered in the performance evaluation of the members of the Board of Directors in conducting the establishment of corporate strategies, review of business plans and policies and supervision of the activities of the Board of Executive Officers, held by the Chairman of the Body include:

a)   to fully comply with the status of the company and the internal regulations of the Board;

b)   to serve the company and other companies of the Bradesco Organization with loyalty and maintain secrecy about their business;

135 - Reference Form - 2015

12. General shareholders’ meeting and administration

c) to keep confidential information not yet disclosed to the market, obtained by virtue of position;

d) to ensure that the social affairs are conducted with probity, so as to preserve the good name of the Company;

e) to be aligned with the values and objectives of the Company, taking into account the interests of customers, the community, the employees, shareholders and all those who, directly or indirectly, relate to the Organization;

f) to act actively in the formulation and conduction of their attributions;

g) to participate, whenever necessary, in programs of education or technical guidance or upgrade courses that allow to hone their skills in the professional exercise of their duties and to evaluate the functionality of the Board as a whole;

h) to have the ability to read and understand managerial and financial reports, as well as knowledge of the national and international markets;

i) to devote considerable time to carry out the activities of a Board member, assuming commitments resulting in a significant absorption of their functions, using all the means at their disposal for good reasons of their deliberations in the meetings of the Body;

j) if unable to attend the meetings, be apprised of all matters and decisions taken;

k) to stay constantly motivated, questioning and searching for innovations that contribute to the growth of the Company's activities;

l) to be aware of their responsibility and the challenges of the company, knowing its main aspects and risks involved;

m) to be capable of teamwork, instilling in the remaining members a philosophy with long-term vision, and, at the same time, to have as goal the preservation of administrative continuity, strongly recommended to stability, prosperity and security of Company;

n) to permanently seek the best corporate governance practices;

o) to have experience in managing crises and identifying and managing risks;

p) to refrain from situations of conflicts of interest with the company; and

q) to maintain relationship of total transparency and professionalism with the Board of Executive Officers, assessors and inspectors organs of the Board, with mutual clarifications and making information always available for action with independence and impartiality, requiring the conduction and development of the work are always focused on enforcement and in respect to ethical principles.

Evaluation Mechanisms of our Board of Executive Officers:

Mechanisms to assess the Chief Executive Officer performance, carried out by the Board of Directors, in line with the constant concern of the Company in the conduction of corporate strategies, such as:

1) Performance/Results – it is incumbent upon the Chief Executive Officer:

a)  to undertake efforts to enhance the profit growth of the company;

b)  to be conscious of their responsibility and the challenges of Company, knowing deeply the operations they carry out;

c)  to maintain unity and harmony in charge of business;

d)  to have experience in managing crises and identifying and managing risks;

e)  to refrain from situations of conflicts of interest with the company, since the established goals should align with the strategic parameters outlined by the Board of Directors and fit in politics and corporate culture of the Organization, demonstrating firm commitment to generating shareholder value and defense of their interests; and

f)   to maintain constant concern with transparency, in order to allow for the use of safer and more efficient means for access to the records of the Company is done easily, quickly and effectively for customers, shareholders, and employees.

2) Performance of Shares/ADRs on Domestic Stock Markets and Abroad – the Chief Executive Officer must undertake the greatest efforts to search for the best results for our shareholders, translated, essentially, in appreciation of the roles in stock exchanges, in the payment of interest on shareholders’ equity and dividends and fair treatment to all. The relationship should be based on the ethical principles of the Organization, in accordance with the applicable laws and regulations, as well as ensuring the protection of market information and ensuring the absolute confidentiality of those which are not public knowledge, obtained by virtue of the job, and that could interfere with the quotation of the shares and influence the movement of the market and/or investment decisions;

136 - Reference Form - 2015

12. General shareholders’ meeting and administration

3) Market Penetration Ability – must act actively in the formulation and conduction of their attributions, considering:

a)  mechanisms to broaden the customer base and the volume of operations; and

b)  market opportunities that will add value to Company, including possible acquisitions and implementations of operating agreements and partnerships.

4) Adopted Policies: Corporate Governance, Human Resources and Sustainability – the Chief Executive Officer undertakes to:

a)  ensure the sustainability of the organization by incorporating social and environmental factors in the definition of its business and operations, seeking to create products for the scope of corporate sustainability;

b)  keep up to date with the main demands of market, social and environmental-related;

c)  get the constant improvement of corporate governance practices;

d)  follow topics that could cause significant impact to the image of the Organization;

e)  be guided by ethics in all their relationships, such as shareholders, customers, investors, Brazil's Central Bank and other government agencies; and

f)   act fairly, in accordance with good labor principles, ensuring equal opportunities in the recruitment, professional development, evaluation, remuneration and discipline of officers and other employees.

Other Officers:

The evaluation of the remaining Officers is conducted by the Chief Executive Officer and should be supported, where appropriate, in the guidelines set out above, based on the organizational culture, where the process of designation of officials to other hierarchical levels is given by its featured in its area of work, considering factors such as competence, technical quality, interest and performance, not happening, in no event automatic or compulsory designations.

Evaluation Mechanisms of our Committees:

The members of the statutory committees are periodically assessed by the Board of Directors, which considers the following aspects:

a)  fulfillment of the tasks laid down in the rules of procedure of the Committee to which the member belongs;

b)  time the Member makes available for the work of the Committee;

c)  commitment to the development of the work; and

d)  meetings frequency and effective participation therein.

The interaction between the committees and the Board of Directors is intense in Bradesco. The number of sessions of the committees, as well as meetings with the Board and different departments, denote good relationship between these bodies and the Board, as well as the Senior Management's support for the development of the activities.  Moreover, the presence of members of the Board of Directors and Board of Executive Officers at the Committees facilitates even more the relationship between the bodies, as well as its functioning, facilitating the process of the evaluation of members of the Committees by the Board, acting by means of observation of the development of their activities and of the other aspects mentioned above.

The Audit Committee has its own self-assessment made by its members, which considers aspects related to the involvement of members of the Committee with various subjects and areas of the Bank, namely:

a)  financial statements;

b)  risk management and internal controls;

c)  compliance and ethics;

d)  administration supervision and internal controls; and

e)  relationship with external auditors.

137 - Reference Form - 2015

12. General shareholders’ meeting and administration

12.2 - Rules, policies and practices relating to General Shareholders’ Meetings

a.      summoning deadlines

Bradesco offers all documentation relating to General Shareholders’ Meetings at least 30 days in advance. In 2015, the relevant documents for the General Shareholders’ Meeting of 3.10.2015 were made available to the market on 2.5.2015.

b.      competencies

General Shareholders’ Meetings convened and installed in accordance with the law and the Bylaws, have power to decide all business related to the object of the Company and to take the decisions it deems convenient to its defense and development. This theme is treated in Clauses Eleven (Articles 121 to 137) of Law no 6,404/76.

Pursuant to Art. 132 of Law No. 6,404/76, the Corporation must hold its Annual Shareholders' Meeting on 4 (four) months following the end of the fiscal year, to deal with the following matters:

I - to take the management's accounts, examine, discuss and vote the financial statements;

II - to decide on the allocation of net income for the year and the distribution of dividends; and

III - to elect administrators and members of the Fiscal Council.

For all other cases, such as the reform of the Bylaws, the deliberation about transformation, merger, incorporation and spin-off of the company, its dissolution and liquidation, electing and dismissing liquidators and judging their accounts, grouping and splitting of shares, Special General Shareholders’ Meeting shall be convened.

c.      addresses (physical or electronic) in which the General Shareholders’ Meeting documents are available to the shareholders for analysis.

The documents pertaining to General Shareholders’ Meeting, such as Call Notices and Proposals of the Board of Directors, are placed at the disposal of shareholders at the Department of Stocks and Custody of Bradesco, Depository Financial Institution of the Company, at Núcleo Cidade de Deus, Prédio Amarelo, Vila Yara, Osasco, SP, and may also be viewed on the website www.bradesco.com.br/ri - Corporate Governance -Shareholders, and on the websites of the BM&FBovespa and the CVM.

d.      identification and management of conflicts of interest

As established by Law no 6,404/76, the shareholder shall exercise the right to vote in the interest of the company. It shall be considered abusive the votes exercised for the purpose of causing damage to the company or the other shareholders, or obtain, for themselves or for others, unflattering advantage and resulting in, or that is likely to result in, damage to the company or to other shareholders.

During the meeting, the shareholders who have conflicting interests with those of the company in a given deliberation should report the fact immediately and refrain from participating in the discussion or vote on that item.

e.      request of proxies by management to the exercise of voting rights

Bradesco's administration does not request proxies for voting, representation at General Shareholders’ Meetings is at the discretion of shareholders.

f.       necessary formalities for acceptance of proxy instruments granted by shareholders, indicating whether the sender admits proxies granted by shareholders by electronic means

When the shareholder is represented by proxy, the regularity of proxy must be examined before the start of General Shareholders’ Meetings. In order to expedite the process and facilitate the work of the Meetings, the proof of ownership of the shares, the power of attorney and eventual voting declaration may, at the shareholders’ discretion, be submitted to the offices of the Company, preferably with up to 2 (two) business days prior to the scheduled date for the General Shareholders’ Meeting, at Banco Bradesco S.A. – Secretaria Geral – Área Societária -– Núcleo Cidade de Deus – 4o andar do Prédio Vermelho – Vila Yara – Osasco, SP – CEP 06029-900. Copy of the documentation may still be sent through the email governancacorp@bradesco.com.br.

138 - Reference Form - 2015

12. General shareholders’ meeting and administration

The proxies written in a foreign language, before its submission to Company, must be translated into Portuguese and their translations recorded in Securities and Documents Registry Office.

g.      maintenance of forums and pages on the World Wide Web intended to receive and share comments from shareholders on the agendas of meetings

Provision of the following electronic channels for sending comments to shareholders:

- governancacorp@bradesco.com.br

- investidores@bradesco.com.br

h.      live stream of video and/or audio of meetings

There is no provision of live audio and/or video of the Meetings.

i.       mechanisms intended to allow for the inclusion in the agenda of proposals by shareholders

The Call Notices to General Shareholders’ Meeting expressly indicate all matters to be discussed, not admitting the inclusion of other issues that depend on general meeting resolution.

If the company receives proposals made by shareholders, they are assessed by the Administration.

12.3 - Dates and newspapers for publishing the information required by Law No. 6,404/76

Fiscal Year	Publication	Newspaper - State	Dates
12/31/2014	Financial Statements	Diário Oficial do Estado - SP	2/4/2015
		Valor Econômico - SP	2/4/2015
	Call Notice of the Annual Shareholders’ Meeting that Assessed the Financial Statements	Diário Oficial do Estado - SP	2/6/2015
2/10/2015
2/11/2015
		Valor Econômico - SP	2/6/2015
2/10/2015
2/11/2015
	Minutes of the Annual Shareholders’ Meeting that Assessed the Financial Statements	Diário Oficial do Estado - SP	5/9/2015
		Valor Econômico - SP	5/9/2015

139 - Reference Form - 2015

12. General shareholders’ meeting and administration

Fiscal Year	Publication	Newspaper - State	Dates
12/31/2013	Financial Statements	Diário Oficial do Estado - SP	2/6/2014
		Valor Econômico - SP	2/6/2014
	Call Notice of the Annual Shareholders’ Meeting that Assessed the Financial Statements	Diário Oficial do Estado - SP	2/5/2014
2/6/2014
2/7/2014
		Valor Econômico - SP	2/5/2014
2/6/2014
2/7/2014
	Minutes of the Annual Shareholders’ Meeting that Assessed the Financial Statements	Diário Oficial do Estado - SP	5/22/2014
		Valor Econômico - SP	5/22/2014

Fiscal Year	Publication	Newspaper - State	Dates
12/31/2012	Financial Statements	Diário do Comércio (São Paulo) - SP	2/6/2013
		Diário Oficial do Estado - SP	2/6/2013
	Convening of the AGO that Assessed the Financial Statements	Diário do Comércio (São Paulo) - SP	2/7/2013
2/8/2013
2/9/2013
2/14/2013
		Diário Oficial do Estado - SP	2/7/2013
2/8/2013
2/9/2013
2/14/2013
	Meeting of the AGO that Assessed the Financial Statements	Diário do Comércio (São Paulo) - SP	3/21/2013
		Diário Oficial do Estado - SP	3/21/2013

12.4 - Rules, policies and practices relating to the Board of Directors

a.      frequency of meetings

The Council meets on a quarterly basis and, when necessary, extraordinarily, convened by its Chairman, or half of the remaining sitting members, drawing up a minute for each meeting.

b.      If applicable, the provisions of a shareholders' agreement establishing restrictions or linking to the exercise of the voting right of members of the Board

There are no shareholders' agreements.

140 - Reference Form - 2015

12. General shareholders’ meeting and administration

c.      rules for identification and management of conflicts of interest

According to Law No. 6,404/76, the administrator shall not intervene in any social operation in which conflict with the interest of the company, as well as in the deliberation that respect take administrators too, serving him let them know of their deterrent and include, in minutes of the meeting of the Board of Directors or the Board of Executive Officers, the nature and extent of his interest.

The internal regulations of the Board of Directors of Bradesco identifies, in Article 8, vetoes to administrators they characterize as conflicts of interest, namely:

a)      practice acts of liberality at the expense of the company or other companies of the Bradesco Organization;

b)      taking loans of resources of the Company, or its subsidiaries, and use, to their own advantage, the goods belonging to it;

c)      receive any form of advantage by reason of the exercise of the job;

d)      use, for their own benefit or of another person, with or without prejudice to Company, the commercial opportunities of which they have knowledge by reason of the exercise of the job;

e)      omit in the exercise or protection of rights of the company;

f)       acquire, for resale at a profit, goods or rights knowingly needed by the company or which it intends to acquire;

g)      use of insider information to gain personal advantage or for another person, through purchase or sale of securities;

h)      intervene in operations that have an interest conflicting with the company or with any company of the Bradesco Organization and, in the event, they must state the causes of their impediment in the minutes;

i)        participate directly or indirectly in the trading of securities issued by the company or related thereto:

I.    prior to disclosure to the market of material act or fact occurred in the business of Banco Bradesco S.A.;

II.   in the period of 15 (fifteen) days prior to the disclosure of quarterly information (ITR) and annual (DFP) of Banco Bradesco S.A.;

III. If there is intent to promote incorporation, total or partial spin-off, merger, transformation or corporate reorganization; and

IV. during the process of acquisition or sale of shares issued by the Banco Bradesco S.A., exclusively for the dates on which the Bank is negotiating.

j)        to resolve on the acquisition or disposal by the company or by other companies open part of the Bradesco organization, of its own shares issuance, if any:

I.    any agreement or contract for the transfer of its controlling interest; and

II.   intent to promote incorporation, total or partial spin-off, merger, transformation or corporate reorganization involving relevant investment in coalitions.

The Code of Ethical Conduct of the Bradesco Organization in item 3.2.1. Integrity, defines that the conflict of interest occurs when there is the possibility of direct or indirect confrontation between the personal interests of managers, employees and/or collaborators and those of the Organization, which could endanger or unduly influence the performance of their duties and responsibilities. The interest is characterized by any advantage, material or not, for themselves or others (relatives, friends etc.) with whom they have or have had personal, commercial or political relations. On these conflicts, the employee and/or the developer must position their immediate superior to take the appropriate decision, always ensuring the Organization's heritage, to its customers, shareholders, investors and other interested parties.

Bradesco also has, as a way to curb the existence of conflicts of interest, the Policy on Transactions with Related Parties, which consolidates the company's procedures with regard to cited transactions, in accordance with the norms issued by regulators, giving transparency of the process to our shareholders, investors and the market in General, ensuring the strict alignment with the interests of the Organization according to the best practices of Corporate Governance. Therefore, the referred Policy prohibits the granting of loans or advances to the Officers and members of tax or advisory councils and similar, as well as to their spouses; relatives, until the 2nd degree, of the persons mentioned previously; the individuals or corporate entities that participate in the capital of Bradesco, with more than 10% (ten percent), unless upon specific authorization of the Central Bank of Brazil, in each case, when dealing with operations pegged for commercial effects resulting from transactions of purchase and sale or pledge of goods in limits that are set by the National Monetary Council in general character; corporate entities of whose capital the Bradesco participates with more than 10% (ten percent); and corporate entities whose capital participate with more than 10% (ten percent), any of the directors or administrators of Bradesco, as well as their spouses and their relatives until the 2nd degree.

141 - Reference Form - 2015

12. General shareholders’ meeting and administration

If identified, the person involved in the conflict of interest should be away from the resolution of the same, which is under the responsibility of the Committee of Ethical Conduct, which shall:

a)      analyze any infractions and violations of Code of Ethical Conduct, both as corporate sector, and/or the policies and procedures of the Bradesco Organization, whether received directly from the complainant or through the Facilities of the Organization;

b)      determine the adoption of the necessary measures, through an opinion addressed to the competent Dependencies;

c)      ensure that the infractions and violations are followed by disciplinary actions applicable regardless of hierarchical level, without prejudice to the legal penalties applicable;

d)      ensure that the Board of Directors is aware of issues that could cause significant impact to the image of the Organization; and

e)      forward to resolution of the Board of Directors the issues related to Officers of the Bradesco organization.

12.5 - Description of the arbitration clause to resolve conflict through arbitration

There is no arbitration clause inserted in the Bylaws for the resolution of conflicts between shareholders and between these and the issuer through arbitration.

12.6/8 - Composition and professional experience of the directors and of the Fiscal Council.

12.7 - Composition of committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

12.9 - Existence of marital relationship, stable union or kinship up to the second degree related to the issuer's administrators, subsidiaries andcontrollers.

12.10 - Relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators and subsidiaries, controllers and others.

12.12 - Other relevant information

Board of Directors

Lázaro de Mello Brandão

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.   name: Lázaro de Mello Brandão

b.   age: 88 years old

c.   profession: Banking Employee

d.   CPF [Individual Person Taxpayer's Registry] or passport number: CPF 004.637.528/72

e.   elective position: Chairman of the Board of Directors

f.    date of election: 3.10.2015

g.   date of inauguration: 3.19.2015

h.   Term of Office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the Annual Shareholders' Meeting of 2016.

i.    other positions or functions exercised in Bradesco: Participates in Committee, as listed in section 12.12.

j.    indication of whether or not he was elected by the controller: Yes

142 - Reference Form - 2015

12. General shareholders’ meeting and administration

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Refer to item 12.12.

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Chairman of the Board of Directors (Non-Executive Advisor) In addition to the responsibilities of the Board of Directors established by law and according to the Company’s Bylaws, the CEO shall preside over the meetings of the Board of Directors and General Shareholders’ Meetings.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

company name: Bradesco Leasing S.A. - Leasing

position and functions inherent to the position: Chairman of the Board of Directors (Non-Executive Advisor) In addition to the responsibilities of the Board of Directors set out in the Law and Bylaws of the Company, the CEO shall preside over the meetings of the Body.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Exclusively, the practice of leasing operations, in compliance with the legislation in force.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco Leasing:

- Controlling Stockholder:

Direct: Banco Bradesco S.A.

Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

company name: Bradespar S.A.

position and functions inherent to the position: Chairman of the Board of Directors (Non-Executive Advisor) In addition to the responsibilities of the Board of Directors established by law and according to the

143 - Reference Form - 2015

12. General shareholders’ meeting and administration

Company’s Bylaws, the CEO shall preside over the meetings of the Board of Directors and General Shareholders’ Meetings.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Participation as a partner or shareholder of other societies.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradespar:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, NCF Participações S.A., Fundação Bradesco, Nova Cidade de Deus Participações S.A., BBD Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

1.15.1963 - Member Director

7.13.1970 - Deputy Officer

1.15.1971 – Executive Director

9.12.1977 - Executive Vice-President

8.1.1981 - Chief Executive Officer

10.3.1982 - Chief Executive Officer and Vice Chairman

2.12.1990 to 3.10.1999 - Chief Executive Officer

Since 2.12.1990 - Chairman of the Board of Directors

Bradesco Leasing S.A. - Leasing

Since 7.30.2004 - Chairman of the Board of Directors

Bradespar S.A.

Since 3.30.2000 - Chairman of the Board of Directors

b. Description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction:

None.

ii. any conviction in administrative proceedings of the CVM and the penalties:

None.

iii.any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity:

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a. administrators of the issuer

None.

b. (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

144 - Reference Form - 2015

12. General shareholders’ meeting and administration

c. (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d.(i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a. subsidiary, directly or indirectly, controlled by Bradesco:

REFER TO ANNEX.

b. direct or indirect controller of Bradesco:

REFER TO ANNEX.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

145 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

12.10 Item a. - Subordination relations maintained in the last 3 fiscal years between Mr. Lazaro de Mello Brandão and subsidiaries directly or indirectly controlled by Banco Bradesco S.A. (sheet 1/1):

a.     name: Lázaro de Mello Brandão

b.    position at Bradesco: Chairman of the Board of Directors

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Subsidiary	2013		Subsidiary	2014		Subsidiary
		Position	Note:		Position	Note:		Position	Note:
Banco Bradesco BERJ S.A.	33.147.315/0001-15	Chairman of the Board of Directors	Term ended in October	Direct	-	-	-	-	-	-
Bradesco Leasing S.A. - Leasing	47.509.120/0001-82	Chairman of the Board of Directors	-	Direct	Chairman of the Board of Directors	-	Direct	Chairman of the Board of Directors	-	Direct
Bradport - S.G.P.S. Sociedade Unipessoal, Lda.	08.451.147/0001-00	Manager	-	Direct	Manager	-	Direct	Manager	-	Direct
BSP Empreendimentos Imobiliários S.A.	14.312.353/0001-31	Chairman of the Board of Directors	-	Indirect	Chairman of the Board of Directors	-	Indirect	Chairman of the Board of Directors	-	Indirect

146 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relations maintained in the last 3 fiscal years between Mr. Lazaro de Mello Brandão and direct or indirect controllers of Bradesco (sheet 1/1):

a.      name: Lázaro de Mello Brandão

b.      position at Bradesco: Chairman of the Board of Directors

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Controlling shareholder	2013		Controlling shareholder	2014		Controlling shareholder
		Position	Note:		Position	Note:		Position	Note:
BBD Participações S.A.	07.838.611/0001-52	Chief Executive Officer and Chairman of the Board of Directors	-	Indirect:	Chief Executive Officer and Chairman of the Board of Directors	-	Indirect:	Chief Executive Officer and Chairman of the Board of Directors	-	Indirect:
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	Chief Executive Officer and Chairman of the Board of Directors	-	Direct	Chief Executive Officer and Chairman of the Board of Directors	-	Direct	Chief Executive Officer and Chairman of the Board of Directors	-	Direct
Fundação Bradesco	60.701.521/0001-06	President of the Managing Bodyand Board of Executive Officers	-	Direct	President of the Managing Bodyand Board of Executive Officers	-	Direct	President of the Managing Bodyand Board of Executive Officers	-	Direct
NCF Participações S.A.	04.233.319/0001-18	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47	Chief Executive Officer	-	Indirect:	Chief Executive Officer	-	Indirect:	Chief Executive Officer	-	Indirect:

147 - Reference Form - 2015

12. General shareholders’ meeting and administration

Luiz Carlos Trabuco Cappi

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.  name: Luiz Carlos Trabuco Cappi

b.  age: 63

c.  profession: Banking Employee

d.  CPF [Individual Person Taxpayer's Registry] or passport number: CPF 250.319.028/68

e.  elective position: Chief Executive Officer and Vice Chairman

f.   date of election: 3.10.2015

g.  date of inauguration: 3.19.2015 (Council) and 4.27.2015 (Board of Executive Officers)

h.  Term of office: 1 (one) year for the Council, extending to the possession of the Officers to be elected during the Annual Shareholders' Meeting of 2016; and 1 (one) year for the Board of Directors, extending to the inauguration of the Officers to be elected during the 1st meeting of the Board of Directors held after the 2016 Annual Shareholders' Meeting.

i.   other positions or functions exercised in Bradesco: Participates in Committee, as listed in section 12.12.

j.   indication of whether or not he was elected by t  he controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Refer to item 12.12.

 12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Vice Chairman (Executive Advisor) and Chief Executive Officer, whose Advisor assignments are the same as those of the Board of Directors set out in Law and the Bylaws of the Company. to It is also up to the Deputy Chairman of the Board, replace the President on the vacancy of the position and in his absences or temporary impediments; and Chief Executive Officer: preside over the meetings of the Board of Directors, supervise and coordinate the action of its members.

In the period between 3.10.2014 and 3.11.2009, held the position of Member of the Board of Directors (Executive Director), cumulatively with the Chief Executive Officer position.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

148 - Reference Form - 2015

12. General shareholders’ meeting and administration

company name: Bradesco Leasing S.A. - Leasing

position and functions inherent to the position: Vice Chairman (Executive Advisor) and Chief Executive Officer, whose Advisor assignments are the same as those of the Board of Directors set out in Law and the Bylaws of the Company. to It is also up to the Deputy Chairman of the Board, replace the President on the vacancy of the position and in his absences or temporary impediments; and Chief Executive Officer: preside over the meetings of the Board of Directors, supervise and coordinate the action of its members. In the period between 4.30.2014 and 4.29.2009, held the position of Member of the Board of Directors (Executive Director), cumulatively with the Chief Executive Officer position.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Exclusively, the practice of leasing operations, in compliance with the legislation in force.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco Leasing:

- Controlling Stockholder:

Direct: Banco Bradesco S.A.

Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

company name: Bradespar S.A.

position and functions inherent to the position: Vice Chairman (Non-Executive Advisor) whose Advisor assignments are the same as those of the Board of Directors set out in Law and the Bylaws of the Company. It is also up to the Deputy Chairman of the Board, to replace the President on the vacancy of the position and in temporary absent or impeded from exercising his duties.

In the period between 4.29.2014 and 4.27.2009, held the position of Member of the Board of Directors (Non-Executive Director).

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Participation as a partner or shareholder of other societies.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradespar:

- Controlling Stockholder:

          Cidade de Deus - Companhia Comercial de Participações, NCF Participações S.A., Fundação Bradesco, Nova Cidade de Deus Participações S.A., BBD Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

1.30.1984 to 3.12.1992 - Department Officer

3.10.1998 – Executive Managing Director

3.10.1999 - Executive Vice-President

149 - Reference Form - 2015

12. General shareholders’ meeting and administration

3.10.2009 to 3.11.2014 - Member of the Board of Directors

Since 10.3.2009 - Chief Executive Officer

Since 12.3.2014 - Vice Chairman

Bradesco Leasing S.A. - Leasing

19.4.2004 - Director

4.30.2009 to 4.29.2014 - Member of the Board of Directors

Since 30.4.2009 - Chief Executive Officer

Since 30.4.2014 - Vice Chairman

Bradespar S.A.

4.29.2009 - Member of the Board of Directors

Since 28.4.2014 - Vice Chairman

Odontoprev S.A.

From 12.23.2009 to 4.1.2014 - Chairman of the Board of Directors

b. description of any of the following events that have occurred during the last 5 years:

i.  any criminal conviction:

None.

ii. any conviction in administrative proceedings of the CVM and the penalties

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a.administrators of the issuer

None.

b.(i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c.(i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d.(i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a. subsidiary, directly or indirectly, controlled by Bradesco:

REFER TO ANNEX.

150 - Reference Form - 2015

12. General shareholders’ meeting and administration

b. direct or indirect controller of Bradesco:

REFER TO ANNEX.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

151 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10 a. - Subordination relations maintained, in the last 3 fiscal years, between Mr. Luiz Carlos Trabuco Cappi and the subsidiaries, directly or indirectly, controlled by Banco Bradesco S.A. (sheet 1/3):

a.   Name: Luiz Carlos Trabuco Cappi

b.   Position held at Bradesco: Chief Executive Officer and Vice Chairman

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Subsidiary	2013		Subsidiary	2014		Subsidiary
		Position	Note:		Position	Note:		Position	Note:
Alpha Serviços de Rede de Autoatendimento S.A	09.092.759/0001-16	Chief Executive Officer	-	Indirect	Chief Executive Officer	Mandate ended in April	Indirect	-	-	-
Alvorada Cartões, Crédito, Financiamento e Investimento S.A.	74.552.142/0001-06	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct	Chief Executive Officer	Mandate ended in April The company merged.	Direct
Banco Alvorada S.A.	33.870.163/0001-84	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct	Director	-	Direct
Banco Bankpar S.A.	60.419.645/0001-95	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct	Chief Executive Officer	Mandate ended in June. The company merged.	Direct
Banco Boavista Interatlântico S.A.	33.485.541/0001-06	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct	Director	-	Direct
Banco Bradescard S.A.	04.184.779/0001-01	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect
Banco Bradesco BBI S.A.	06.271.464/0001-19	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct
Banco Bradesco BERJ S.A.	33.147.315/0001-15	Member of the Board of Directors and Chief Executive Officer	Mandate of Member of the Board of Directors ended in October	Direct	Chief Executive Officer	-	Direct	Deputy Chairman Director	-	Indirect
Banco Bradesco Cartões S.A.	59.438.325/0001-01	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct
Banco Bradesco Europa S.A.	05.720.915/0001-95	Vice Chairman	-	Direct	Vice Chairman	-	Direct	Vice Chairman	-	Direct
Banco Bradesco Financiamentos S.A.	07.207.996/0001-50	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct
Bradescard Elo Participações S.A.	09.226.818/0001-00	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect
Bradesco Administradora de Consórcios Ltda.	a) 552.568.821/0001-22	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct
Bradesco Leasing S.A. - Leasing	47.509.120/0001-82	Member of the Board of Directors and Chief Executive Officer	-	Direct	Member of the Board of Directors and Chief Executive Officer	-	Direct	Chief Executive Officer and Vice Chairman	-	Direct
Bradesco Services Co., Ltd.	-	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect
Bradesplan Participações Ltda.	61.782.769/0001-01	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect
Bradport - S.G.P.S. Sociedade Unipessoal, Lda.	08.451.147/0001-00	Manager	-	Direct	Manager	-	Direct	Manager	-	Direct
BRAM - Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários	62.375.134/0001-44	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect
BSP Empreendimentos Imobiliários S.A.	14.312.353/0001-31	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect	Vice Chairman	-	Indirect
Columbus Holdings S.A.	09.092.789/0001-22	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect
Companhia Securitizadora de Créditos Financeiros Rubi	01.222.069/0001-22	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct
Elo Participações S.A.	09.227.099/0001-33	Chairman of the Board of Directors	-	Indirect	Vice Chairman	-	Indirect	Vice Chairman	-	Indirect
Odontoprev S.A.	58.119.199/0001-51	Chairman of the Board of Directors	-	Indirect	Chairman of the Board of Directors	-	Indirect	Chairman of the Board of Directors	Mandate ended in April	Indirect
Tempo Serviços Ltda.	58.503.129/0001-00	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Indirect
União Participações Ltda.	05.892.410/0001-08	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect

152 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relations maintained, in the last 3 fiscal years, between Mr. Luiz Carlos Trabuco Cappi and direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Luiz Carlos Trabuco Cappi

b.    position at Bradesco: Chief Executive Officer and Vice Chairman

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Controlling shareholder	2013		Controlling shareholder	2014		Controlling shareholder
		Position	Note:		Position	Note:		Position	Note:
BBD Participações S.A.	07.838.611/0001-52	Member of the Board of Directors and Director	-	Indirect:	Member of the Board of Directors and Director	-	Indirect:	Vice Chairman and Deputy Chairman Director	-	Indirect:
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	Member of the Board of Directors and Director	-	Direct	Member of the Board of Directors and Director	-	Direct	Vice Chairman and Deputy Chairman Director	-	Direct
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Board and Managing Director	-	Direct	Member of the Managing Board and Managing Director	-	Direct	Vice-President of the Managing Body and Vice-President Director	-	Direct
NCF Participações S.A.	04.233.319/0001-18	Director	-	Direct	Director	-	Direct	Deputy Chairman Director	-	Direct
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47	Director	-	Indirect:	Director	-	Indirect:	Deputy Chairman Director	-	Indirect:

153 - Reference Form - 2015

12. General shareholders’ meeting and administration

Antônio Bornia

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

name: Antônio Bornia

a.   age: 79 years old

b.   profession: Banking Employee

c.   CPF [Individual Person Taxpayer's Registry] or passport number: CPF 003.052.609/44

d.   elective position: Member of the Board of Directors

e.   date of election: 3.10.2015

f.    date of inauguration: 3.19.2015

g.   Term of Office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the Annual Shareholders' Meeting of 2016.

h.   other positions or functions exercised in Bradesco: Participates in Committee, as listed in section 12.12.

i.    indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Refer to item 12.12.

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Member of the Board of Directors (Non-Executive Advisor) whose Advisor assignments are the same as those of the Board of Directors set out in Law and the Bylaws of the Company, having served as Vice Chairman (Non-Executive Advisor), from 3.10.1999 to 3.11.2014. In addition to the aforesaid duties, the Deputy Chairman was also in charge of the Board, to replace the President on the vacancy of the position and in temporary absent or impeded from exercising his duties.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

company name: Bradesco Leasing S.A. - Leasing

position and functions inherent to the position: Member of the Board of Directors (Non-Executive Advisor) whose Advisor assignments are the same as those of the Board of Directors set out in Law and the

154 - Reference Form - 2015

12. General shareholders’ meeting and administration

Bylaws of the Company, having served as Vice Chairman (Non-Executive Advisor), from 7.30.2004 to 4.29.2014. In addition to the aforesaid duties, the Deputy Chairman was also in charge of the Board, to replace the President on the vacancy of the position and in temporary absent or impeded from exercising his duties.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Exclusively, the practice of leasing operations, in compliance with the legislation in force.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco Leasing:

- Controlling Stockholder:

Direct: Banco Bradesco S.A.

Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

company name: Bradespar S.A.

position and functions inherent to the position: Member of the Board of Directors (Non-Executive Advisor) whose Advisor assignments are the same as those of the Board of Directors set out in Law and the Bylaws of the Company, having served as Vice Chairman (Non-Executive Advisor), from 03/30/2000 to 04/27/2014. In addition to the aforesaid duties, the Deputy Chairman was also in charge of the Board, to replace the President on the vacancy of the position and in temporary absent or impeded from exercising his duties.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Participation as a partner or shareholder of other societies.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradespar:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, NCF Participações S.A., Fundação Bradesco, Nova Cidade de Deus Participações S.A., BBD Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

9.29.1975 - Deputy Officer

4.26.1979 - Director

6.8.1981 - Executive Vice-President

3.10.1999 - Vice Chairman

Since 3.12.2014 - Member of the Board of Directors

Bradesco Leasing S.A. - Leasing

7.30.2004 - Vice Chairman

155 - Reference Form - 2015

12. General shareholders’ meeting and administration

Since 4.30.2014 - Member of the Board of Directors

Bradespar S.A.

3.30.2000 - Vice Chairman

Since 4.28.2014 - Member of the Board of Directors

Brasmotor S.A.

4.25.1996 to 4.7.1998 - Member of the Board of Directors

b. Description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

None.

 i.     any conviction in administrative proceedings of the CVM and the penalties

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a.   administrators of the issuer

None.

b.   (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c.   (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d.   (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a. subsidiary, directly or indirectly, controlled by Bradesco:

REFER TO ANNEX.

b. direct or indirect controller of Bradesco:

REFER TO ANNEX.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

156 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10 a. - Subordination relations maintained, in the last 3 fiscal years, between Mr. Antônio Bornia and the subsidiaries, directly or indirectly, controlled by Banco Bradesco S.A. (sheet 1/2):

a.   Name: Antônio Bornia

b.   Position held at Bradesco: Member of the Board of Directors

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Subsidiary	2013		Subsidiary	2014		Subsidiary
		Position	Note:		Position	Note:		Position	Note:
Banco Boavista Interatlântico S.A.	33.485.541/0001-06	-	-	-	-	-	-	Chief Executive Officer	-	Direct
Banco Bradesco BERJ S.A.	33.147.315/0001-15	Vice Chairman	Term ended in October	Direct	-	-	-	-	-	-
Banco Bradesco Europa S.A.	05.720.915/0001/95	Chairman of the Board of Directors	-	Direct	Chairman of the Board of Directors	-	Direct	Chairman of the Board of Directors	-	Direct
Bradesco Leasing S.A. - Leasing	47.509.120/0001-82	Vice Chairman	-	Direct	Vice Chairman	-	Direct	Member of the Board of Directors	-	Direct
Bradesco Securities Hong Kong Limited	-	Chairman of the Board of Directors	-	Direct	Chairman of the Board of Directors	-	Direct	Chairman of the Board of Directors	-	Direct
Bradesco Securities, Inc.	-	Chairman of the Board of Directors	-	Direct	Chairman of the Board of Directors	-	Direct	Chairman of the Board of Directors	-	Direct
Bradesco Securities Uk Limited	-	Chairman of the Board of Directors	-	Direct	Chairman of the Board of Directors	-	Direct	Chairman of the Board of Directors	-	Direct
Bradport - S.G.P.S. Sociedade Unipessoal, Lda.	08.451.147/0001-00	Manager	-	Direct	Manager	-	Direct	Manager	-	Direct
BSP Empreendimentos Imobiliários S.A.	14.312.353/0001-31	Vice Chairman	-	Indirect	Vice Chairman	-	Indirect	Member of the Board of Directors	-	Indirect

157 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relations maintained, in the last 3 fiscal years, between Mr. Antônio Bornia and direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.   name: Antônio Bornia

b.   position at Bradesco: Member of the Board of Directors

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Controlling shareholder	2013		Controlling shareholder	2014		Controlling shareholder
		Position	Note:		Position	Note:		Position	Note:
BBD Participações S.A.	07.838.611/0001-52	Vice Chairman and Deputy Chairman Director	-	Indirect:	Vice Chairman and Deputy Chairman Director	-	Indirect:	Member of the Board of Directors and Director	-	Indirect:
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	Vice Chairman and Deputy Chairman Director	-	Direct	Vice Chairman and Deputy Chairman Director	-	Direct	Member of the Board of Directors and Director	-	Direct
Fundação Bradesco	60.701.521/0001-06	Deputy Chairman of the Managing and Executive Vice-President	-	Direct	Deputy Chairman of the Managing and Executive Vice-President	-	Direct	Member of the Managing Board and Managing Director	-	Direct
NCF Participações S.A.	04.233.319/0001-18	Deputy Chairman Director	-	Direct	Deputy Chairman Director	-	Direct	Director	-	Direct
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47	Director Deputy Chairman	-	Indirect:	Director Deputy Chairman	-	Indirect:	Director	-	Indirect:

158 - Reference Form - 2015

12. General shareholders’ meeting and administration

Mário da Silveira Teixeira Júnior

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.      name: Mário da Silveira Teixeira Júnior

b.      age: 69 years old

c.      profession: Banking Employee

d.      CPF [Individual Person Taxpayer's Registry] or passport number: CPF 113.119.598/15

e.      elective position: Member of the Board of Directors

f.       date of election: 3.10.2015

g.      date of inauguration: 3.19.2015

h.      Term of Office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the Annual Shareholders' Meeting of 2016.

i.       other positions or functions exercised in Bradesco: Participates in Committees, as listed in section 12.12.

j.       indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Refer to item 12.12.

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Member of the Board of Directors (Non-Executive Advisor) whose Advisor assignments are the same as those of the Board of Directors set out in Law and the Bylaws of the Company.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

company name: Bradesco Leasing S.A. - Leasing

position and functions inherent to the position: Member of the Board of Directors (Non-Executive Advisor) whose Advisor assignments are the same as those of the Board of Directors set out in Law and the Bylaws of the Company.

159 - Reference Form - 2015

12. General shareholders’ meeting and administration

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Exclusively, the practice of leasing operations, in compliance with the legislation in force.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco Leasing:

- Controlling Stockholder:

Direct: Banco Bradesco S.A.

Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.,  NCF Participações S.A.

Other

Aguiar Family.

company name: Bradespar S.A.

position and functions inherent to the position: Member of the Board of Directors (Non-Executive Advisor) whose Advisor assignments are the same as those of the Board of Directors set out in Law and the Bylaws of the Company.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Participation as a partner or shareholder of other societies.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradespar:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, NCF Participações S.A., Fundação Bradesco, Nova Cidade de Deus Participações S.A., BBD Participações S.A.

Other

Aguiar Family.

company name: Vale S.A.

position and functions inherent to the position: Vice-Chairman of the Board of Directors and Member of the Strategic Committee, whose Advisor assignments are the same as those of the Board of Directors set out in law and the Bylaws of the Company; and as a Member of the Strategic Committee, issues reports on: strategic guidelines and the strategic plan of Vale, proposed every year by the Board of Executive Officers; Vale's annual and multi-annual investment budgets proposed by the Board of Executive Officers to the Board of Directors; opportunities for investment and/or disinvestment proposed by the Board of Executive Officers to the Board of Directors; the merger, spin-off and incorporation in which Vale and its subsidiaries are parties, as well as on acquisitions of shareholding proposed by the Board of Executive Officers to the Board of Directors.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Extraction of iron ore.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Vale:

- Controlling Stockholder:

Direct: Valepar S.A.

160 - Reference Form - 2015

12. General shareholders’ meeting and administration

Indirect: Litel Participações S.A.; Bradespar S.A.; Mitsui & Co., Ltd; BNDES Participações S.A.

company name: Valepar S.A.

position and functions inherent to the position: Vice Chairman whose Advisor assignments are the same as those of the Board of Directors set out in Law and the Bylaws of the Company. It is also up to the Deputy Chairman of the Board, to replace the President in temporary absent or impeded from exercising his duties.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Exclusively, participate as a shareholder of the capital stock of Vale S.A.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Valepar:

- Controlling Stockholder: Litel Participações S.A., Bradespar S.A., Mitsui & Co., Ltd, BNDES Participações S.A.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

1.30.1984 - Department Officer

3.12.1992 – Executive Managing Director

3.10.1998 - Executive Vice-President Director

3.10.1999 to 7.16.2001 - Member of the Board of Directors

Since 3.14.2002 - Member of the Board of Directors

Bradesco Leasing S.A. - Leasing

Since 7.30.2004 - Member of the Board of Directors

Bradespar S.A.

3.30.2000 - Member of the Board of Directors

7.16.2001 to 3.14.2002 - Chief Executive Officer

Since 4.30.2002 - Member of the Board of Directors

Vale S.A.

(formerly Companhia Vale do Rio Doce)

4.16.2003 - Senior Member of the Board of Directors

Since 21.5.2003 - Vice Chairman

Alpargatas S.A.

(formerly São Paulo Alpargatas S.A.)

3.29.1996 - Member of the Board of Directors

2.3.1997 to 4.14.1999 - Effective Member of the Board of Directors

Companhia Paulista de Força e Luz (CPFL)

11.18.1997 to 4.24.2000 - Member of the Board of Directors

8.2.2001 to 4.29.2005 - Senior Member of the Board of Directors

Companhia Piratininga de Força e Luz

4.30.2003 to 4.29.2005 - Senior Member of the Board of Directors

161 - Reference Form - 2015

12. General shareholders’ meeting and administration

Companhia Siderúrgica Nacional – CSN

3.1.1996 to 4.25.2000 - Effective Member of the Board of Directors

CPFL Energia S.A.

8.30.2001 - Member of the Board of Directors

4.30.2003 to 4.28.2006 - Senior Member of the Board of Directors

CPFL Geração de Energia S.A.

8.2.2001 - Member of the Board of Directors

4.29.2003 to 4.29.2005 - Senior Member of the Board of Directors

NET Serviços de Comunicação S.A.

2.5.1998 to 4.25.2000 - Deputy Member Member of the Board of Directors

Rio Grande Energia S.A.

12.9.1997 to 4.27.2000 - Deputy Member Member of the Board of Directors

b. Description of any of the following events that have occurred during the last 5 years:

 i.any criminal conviction:

None.

ii. any conviction in administrative proceedings of the CVM and the penalties

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a. administrators of the issuer

None.

b. (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c. (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d. (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a. subsidiary, directly or indirectly, controlled by Bradesco:

REFER TO ANNEX.

b. direct or indirect controller of Bradesco:

REFER TO ANNEX.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

162 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

 Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

12.10 Item a. - Subordination relations maintained in the last 3 fiscal years between Mr. Mário da Silveira Teixeira Júnior and the subsidiaries, directly or indirectly, controlled by Banco Bradesco S.A. (sheet 1/1):

a.      name: Mário da Silveira Teixeira Júnior

b.      position at Bradesco: Member of the Board of Directors

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Subsidiary	2013		Subsidiary	2014		Subsidiary
		Position	Note:		Position	Note:		Position	Note:
Banco Alvorada S.A.	33.870.163/0001-84	-	-	-	-	-	-	Chief Executive Officer		Direct
Banco Bradesco BERJ S.A.	33.147.315/0001-15	Member of the Board of Directors	Term ended in October	Direct	-	-	-	-	-	-
Bradesco Leasing S.A. - Leasing	47.509.120/0001-82	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct
BSP Empreendimentos Imobiliários S.A.	14.312.353/0001-31	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect

163 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

 Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relations maintained in the last 3 fiscal years between Mr. Mário da Silveira Teixeira Júnior and the subsidiaries, directly or indirectly, controlled by Banco Bradesco S.A. (sheet 1/1):

a.     name: Mário da Silveira Teixeira Júnior

b.    position at Bradesco: Member of the Board of Directors

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Controlling shareholder	2013		Controlling shareholder	2014		Controlling shareholder
		Position	Note:		Position	Note:		Position	Note:
BBD Participações S.A.	07.838.611/0001-52	Member of the Board of Directors and Director	-	Indirect:	Member of the Board of Directors and Director	-	Indirect:	Member of the Board of Directors and Director	-	Indirect:
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Board and Managing Director	-	Direct	Member of the Managing Board and Managing Director	-	Direct	Member of the Managing Board and Managing Director	-	Direct
NCF Participações S.A.	04.233.319/0001-18	Director	-	Direct	Director	-	Direct	Director	-	Direct
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47	Director	-	Indirect:	Director	-	Indirect:	Director	-	Indirect:

164 - Reference Form - 2015

12. General shareholders’ meeting and administration

João Aguiar Alvarez

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.   name: João Aguiar Alvarez

b.   age: 54 years old

c.   profession: Agronomist

d.   CPF [Individual Person Taxpayer's Registry] or passport number: CPF 029.533.938/11

e.   elective position: Member of the Board of Directors

f.    date of election: 3.10.2015

g.   date of inauguration: 3.30.2015

h.   Term of Office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the Annual Shareholders' Meeting of 2016.

i.    other positions or functions exercised at the issuer: None.

j.    indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Not Applicable

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Member of the Board of Directors (Non-Executive Advisor) whose Advisor assignments are the same as those of the Board of Directors set out in Law and the Bylaws of the Company.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

company name: Bradespar S.A.

position and functions inherent to the position: Member of the Board of Directors (Non-Executive Advisor) whose Advisor assignments are the same as those of the Board of Directors set out in Law and the Bylaws of the Company.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Participation as a partner or shareholder of other societies.

165 - Reference Form - 2015

12. General shareholders’ meeting and administration

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradespar:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, NCF Participações S.A., Fundação Bradesco, Nova Cidade de Deus Participações S.A., BBD Participações S.A.

Other

Aguiar Family.

company name: Cidade de Deus - Companhia Comercial de Participações position and functions inherent to the position: Member of the Board of Directors since 4.30.1986 and as of 19.4.1988, he undertook, cumulatively, the position of Director, whose assignments are the same as those of the Board of Directors set out in law and Bylaws of the Company; and, as a Director, the same duties as those of the Board: a) assign duties to Board members; and b) comply with and enforce the Company's Bylaws.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Participation in the capital of other companies, as well as the administration, purchase and sale of stocks, bonds and securities, on their own.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Cidade de Deus - Companhia Comercial de Participações:

- Controlling Stockholder:

BBD Participações S.A., Fundação Bradesco, Nova Cidade de Deus Participações S.A.

Other

Aguiar Family

ii. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

Since 2.12.1990 - Member of the Board of Directors

Bradespar S.A.

Since 3.30.2000 - Member of the Board of Directors

b. Description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction:

None.

ii. any conviction in administrative proceedings of the CVM and the penalties

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a. Bradesco administrators:

Mr. João Aguiar Alvarez is the brother of Ms. Denise Aguiar Alvarez, Member of the Board of Directors of Bradesco.

b. (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

166 - Reference Form - 2015

12. General shareholders’ meeting and administration

c. (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d. (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of Bradesco:

(ii) Mr. João Aguiar Alvarez is the son of Ms. Lina Maria Aguiar, Member of the Board of Directors of Cidade de Deus - Companhia Comercial de Participações and Member of the Managing Board of Fundação Bradesco.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a. subsidiary, directly or indirectly, controlled by the issuer:

None.

b. direct or indirect controller of Bradesco:

REFER TO ANNEX.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

167 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

 Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relations maintained in the last 3 fiscal years between Mr. João Aguiar Alvarez and direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.    name: João Aguiar Alvarez

b.    position at Bradesco: Member of the Board of Directors

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Controlling shareholder	2013		Controlling shareholder	2014		Controlling shareholder
		Position	Note:		Position	Note:		Position	Note:
BBD Participações S.A.	07.838.611/0001-52	Member of the Board of Directors	-	Indirect:	Member of the Board of Directors	-	Indirect:	Member of the Board of Directors	-	Indirect:
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	Member of the Board of Directors and Director	-	Direct	Member of the Board of Directors and Director	-	Direct	Member of the Board of Directors and Director	-	Direct
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Board and Deputy Officer	-	Direct	Member of the Managing Board and Deputy Officer	-	Direct	Member of the Managing Board and Deputy Officer	-	Direct

168 - Reference Form - 2015

12. General shareholders’ meeting and administration

Denise Aguiar Alvarez

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.  name: Denise Aguiar Alvarez

b.  age: 57 years old

c.  profession: Educator

d.  CPF [Individual Person Taxpayer's Registry] or passport number: CPF 032.376.698/65

e.  elective position: Member of the Board of Directors

f.   date of election: 3.10.2015

g.  date of inauguration: 3.19.2015

h.  Term of Office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the Annual Shareholders' Meeting of 2016.

i.   other positions or functions exercised at the issuer: None.

j.   indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Not Applicable

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Member of the Board of Directors (Non-Executive Advisor) whose Advisor assignments are the same as those of the Board of Directors set out in Law and the Bylaws of the Company.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

company name: Bradespar S.A.

position and functions inherent to the position: Member of the Board of Directors (Non-Executive Advisor) whose Advisor assignments are the same as those of the Board of Directors set out in Law and the Bylaws of the Company.

169 - Reference Form - 2015

12. General shareholders’ meeting and administration

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Participation as a partner or shareholder of other societies.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradespar:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, NCF Participações S.A., Fundação Bradesco, Nova Cidade de Deus Participações S.A., BBD Participações S.A.

Other

Aguiar Family.

company name: Cidade de Deus - Companhia Comercial de Participações position and functions inherent to the position: Member of the Board of Directors since 4.30.1986 and as of 7.18.1988, he undertook, cumulatively, the position of Director, whose assignments are the same as those of the Board of Directors set out in law and Bylaws of the Company; and, as a Director, the same duties as those of the Board: a) assign duties to Board members; and b) comply with and enforce the Company's Bylaws.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Participation in the capital of other companies, as well as the administration, purchase and sale of stocks, bonds and securities, on their own.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Cidade de Deus - Companhia Comercial de Participações:

- Controlling Stockholder:

BBD Participações S.A., Fundação Bradesco, Nova Cidade de Deus Participações S.A.

Other

Aguiar Family

ii. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

Since 2.12.1990 - Member of the Board of Directors

Bradespar S.A.

Since 3.30.2000 - Member of the Board of Directors

b. Description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in administrative proceedings of the CVM and the penalties

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

170 - Reference Form - 2015

12. General shareholders’ meeting and administration

a. Bradesco administrators:

Ms. Denise Aguiar Alvarez is the sister of Mr. João Aguiar Alvarez, Member of the Board of Directors of Bradesco.

b. (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c. (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d. (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of Bradesco:

(ii) Ms. Denise Aguiar Alvarez is the daughter of Ms. Lina Maria Aguiar, Member of the Board of Directors of Cidade de Deus - Companhia Comercial de Participações and Member of the Managing Board of Fundação Bradesco.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a. subsidiary, directly or indirectly, controlled by the issuer:

None.

b. direct or indirect controller of Bradesco:

REFER TO ANNEX.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

171 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

 Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relations maintained, in the last 3 fiscal years, between Ms. Denise Aguiar Alvarez and direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.  name: Denise Aguiar Alvarez

b.  position at Bradesco: Member of the Board of Directors

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Controlling shareholder	2013		Controlling shareholder	2014		Controlling shareholder
		Position	Note:		Position	Note:		Position	Note:
BBD Participações S.A.	07.838.611/0001-52	Member of the Board of Directors	-	Indirect:	Member of the Board of Directors	-	Indirect:	Member of the Board of Directors	-	Indirect:
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	Member of the Board of Directors and Director	-	Direct	Member of the Board of Directors and Director	-	Direct	Member of the Board of Directors and Director	-	Direct
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Board and Deputy Director	-	Direct	Member of the Managing Board and Deputy Director	-	Direct	Member of the Managing Board and Deputy Director	-	Direct

172 - Reference Form - 2015

12. General shareholders’ meeting and administration

Carlos Alberto Rodrigues Guilherme

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a. name: Carlos Alberto Rodrigues Guilherme

b. age: 71 years old

c. profession: Banking Employee

d. CPF [Individual Person Taxpayer's Registry] or passport number: CPF 021.698.868/34

e. elective position: Member of the Board of Directors

f. date of election: 3.10.2015

g. date of inauguration: 3.19.2015

h. Term of Office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the Annual Shareholders' Meeting of 2016.

i. other positions or functions exercised in Bradesco: Participates in Committees, as listed in section 12.12.

j. indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Refer to item 12.12.

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Member of the Board of Directors (Non-Executive Advisor) whose Advisor assignments are the same as those of the Board of Directors set out in Law and the Bylaws of the Company.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

company name: Bradesco Leasing S.A. - Leasing

position and functions inherent to the position: Member of the Board of Directors (Non-Executive Advisor) whose Advisor assignments are the same as those of the Board of Directors set out in Law and the Bylaws of the Company.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

173 - Reference Form - 2015

12. General shareholders’ meeting and administration

Main activity of the company: Exclusively, the practice of leasing operations, in compliance with the legislation in force.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco Leasing:

- Controlling Stockholder:

Direct: Banco Bradesco S.A.

Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

company name: Bradespar S.A.

position and functions inherent to the position: Member of the Board of Directors (Non-Executive Advisor) whose Advisor assignments are the same as those of the Board of Directors set out in Law and the Bylaws of the Company.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Participation as a partner or shareholder of other societies.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradespar:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, NCF Participações S.A., Fundação Bradesco, Nova Cidade de Deus Participações S.A., BBD Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

3.10.1986 - Department Officer

3.10.1998 – Executive Deputy Director

3.10.1999 – Executive Managing Director

Since 3.10.2009 - Member of the Board of Directors

Bradesco Leasing S.A. - Leasing
Since 4.30.2009 - Member of the Board of Directors

Bradespar S.A.

Since 4.29.2009 - Member of the Board of Directors

b. Description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

None.

ii.any conviction in administrative proceedings of the CVM and the penalties

None.

iii.any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity.

None.

174 - Reference Form - 2015

12. General shareholders’ meeting and administration

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a.administrators of the issuer

None.

b.(i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c.(i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d.(i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a. subsidiary, directly or indirectly, controlled by Bradesco:

REFER TO ANNEX.

b. direct or indirect controller of Bradesco:

REFER TO ANNEX.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

175 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10 a. - Subordination relations maintained, in the last 3 fiscal years, between Mr. Carlos Alberto Rodrigues Guilherme and the subsidiaries, directly or indirectly, controlled by Banco Bradesco S.A. (sheet 1/1):

a.  name: Carlos Alberto Rodrigues Guilherme

b.  position at Bradesco: Member of the Board of Directors

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Subsidiary	2013		Subsidiary	2014		Subsidiary
		Position	Note:		Position	Note:		Position	Note:
Banco Bradesco BERJ S.A.	33.147.315/0001-15	Member of the Board of Directors	Mandate ended on October	Direct	-	-	-	Chief Executive Officer	-	Indirect
Bradesco Leasing S.A. - Leasing	47.509.120/0001-82	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct
BSP Empreendimentos Imobiliários S.A.	14.312.353/0001-31	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect

176 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

 Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relations maintained, in the last 3 fiscal years, between Mr. Carlos Alberto Rodrigues Guilherme and direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a. name: Carlos Alberto Rodrigues Guilherme

b. position at Bradesco: Member of the Board of Directors

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Controlling shareholder	2013		Controlling shareholder	2014		Controlling shareholder
		Position	Note:		Position	Note:		Position	Note:
BBD Participações S.A.	07.838.611/0001-52	Member of the Board of Directors	-	Indirect:	Member of the Board of Directors	-	Indirect:	Member of the Board of Directors	-	Indirect:
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Board and Managing Director	-	Direct	Member of the Managing Board and Managing Director	-	Direct	Member of the Managing Board and Managing Director	-	Direct
NCF Participações S.A.	04.233.319/0001-18	Director	-	Direct	Director	-	Direct	Director	-	Direct
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47	Director	-	Indirect:	Director	-	Indirect:	Director	-	Indirect:

177 - Reference Form - 2015

12. General shareholders’ meeting and administration

Milton Matsumoto

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.  name: Milton Matsumoto

b.  age: 70 years old

c.  profession: Banking Employee

d.  CPF [Individual Person Taxpayer's Registry] or passport number: CPF 081.225.550/04

e.  elective position: Member of the Board of Directors

f.   date of election: 3.10.2015

g.  date of inauguration: 3.19.2015

h.  Term of Office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the Annual Shareholders' Meeting of 2016.

i.   other positions or functions exercised in Bradesco: Participates in Committees, as listed in section 12.12.

j.   indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Refer to item 12.12.

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Member of the Board of Directors (Non-Executive Advisor) whose Advisor assignments are the same as those of the Board of Directors set out in Law and the Bylaws of the Company.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

company name: Bradesco Leasing S.A. - Leasing

position and functions inherent to the position: Member of the Board of Directors (Non-Executive Advisor) whose Advisor assignments are the same as those of the Board of Directors set out in Law and the Bylaws of the Company.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

178 - Reference Form - 2015

12. General shareholders’ meeting and administration

Main activity of the company: Exclusively, the practice of leasing operations, in compliance with the legislation in force.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco Leasing:

- Controlling Stockholder:

Direct: Banco Bradesco S.A.

Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

company name: Bradespar S.A.

position and functions inherent to the position: Member of the Board of Directors (Non-Executive Advisor) whose Advisor assignments are the same as those of the Board of Directors set out in Law and the Bylaws of the Company.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Participation as a partner or shareholder of other societies.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradespar:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, NCF Participações S.A., Fundação Bradesco, Nova Cidade de Deus Participações S.A., BBD Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

3.11.1985 - Department Officer

3.10.1998 – Executive Deputy Director

3.10.1999 – Executive Managing Director

Since 3.10.2011 - Member of the Board of Directors

Bradesco Leasing S.A. - Leasing

Since 4.29.2011 - Member of the Board of Directors

Bradespar S.A.

Since 4.28.2011 - Member of the Board of Directors

b. description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction:

None.

ii. any conviction in administrative proceedings of the CVM and the penalties

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity

None.

179 - Reference Form - 2015

12. General shareholders’ meeting and administration

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a. administrators of the issuer

None.

b.(i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c.(i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d.(i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a.     subsidiary, directly or indirectly, controlled by Bradesco:

REFER TO ANNEX.

b.    direct or indirect controller of Bradesco:

REFER TO ANNEX.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

180 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10 a. - Subordination relations maintained, in the last 3 fiscal years, between Mr. Milton Matsumoto and the subsidiaries, directly or indirectly, controlled by Banco Bradesco S.A. (sheet 1/1):

a.   name: Milton Matsumoto

b.   position at Bradesco: Member of the Board of Directors

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Subsidiary	2013		Subsidiary	2014		Subsidiary
		Position	Note:		Position	Note:		Position	Note:
Banco Bradesco BERJ S.A.	33.147.315/0001-15	Member of the Board of Directors	Mandate ended on October	Direct	-	-	-	-	-	-
Bradesco Leasing S.A. - Leasing	47.509.120/0001-82	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct
BSP Empreendimentos Imobiliários S.A.	14.312.353/0001-31	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect

181 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relations maintained in the last 3 fiscal years between Mr. Milton Matsumoto and direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.   name: Milton Matsumoto

b.   position at Bradesco: Member of the Board of Directors

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Controlling shareholder	2013		Controlling shareholder	2014		Controlling shareholder
		Position	Note:		Position	Note:		Position	Note:
BBD Participações S.A.	07.838.611/0001-52	Member of the Board of Directors	-	Indirect:	Member of the Board of Directors	-	Indirect:	Member of the Board of Directors	-	Indirect:
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Board and Managing Director	-	Direct	Member of the Managing Board and Managing Director	-	Direct	Member of the Managing Board and Managing Director	-	Direct
NCF Participações S.A.	04.233.319/0001-18	Director	-	Direct	Director	-	Direct	Director	-	Direct
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47	Director	-	Indirect:	Director	-	Indirect:	Director	-	Indirect:

182 - Reference Form - 2015

12. General shareholders’ meeting and administration

José Alcides Munhoz

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a. name: José Alcides Munhoz

b. age: 66 years old

c. profession: Banking Employee

d.  CPF [Individual Person Taxpayer's Registry] or passport number: CPF 064.350.330/72

e. elective position: Member of the Board of Directors

f. date of election: 3.10.2015

g. date of inauguration: 3.19.2015

h. Term of Office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the Annual Shareholders' Meeting of 2016.

i.    other positions or functions exercised at the issuer: None.

j.   indicat

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Not Applicable

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Member of the Board of Directors (Non-Executive Advisor) whose Advisor assignments are the same as those of the Board of Directors set out in Law and the Bylaws of the Company, having served from 3.1.2012 to 3.9.2014 as Deputy Chairman whose duties, pursuant to the Bylaws, was to cooperate with the Chief Executive Officer in the execution of their assignments.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

company name: Bradesco Leasing S.A. - Leasing

position and functions inherent to the position: Member of the Board of Directors (Non-Executive Advisor) whose Advisor assignments are the same as those of the Board of Directors set out in Law and the Bylaws of the Company, having served from 4.30.2012 to 4.29.2014 as Deputy Chairman whose duties, pursuant to the Bylaws, was to cooperate with the Chief Executive Officer in the execution of their assignments, supervise and coordinate the areas under their command.

183 - Reference Form - 2015

12. General shareholders’ meeting and administration

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Exclusively, the practice of leasing operations, in compliance with the legislation in force.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco Leasing:

- Controlling Stockholder:

Direct: Banco Bradesco S.A.

Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

company name: Bradespar S.A.

position and functions inherent to the position: Member of the Board of Directors (Non-Executive Advisor) whose Advisor assignments are the same as those of the Board of Directors set out in Law and the Bylaws of the Company.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Participation as a partner or shareholder of other societies.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradespar:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, NCF Participações S.A., Fundação Bradesco, Nova Cidade de Deus Participações S.A., BBD Participações S.A.

Other

Aguiar Family.

ii. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

3.10.1989 - Director

1.2.1995 - Department Officer

3.10.1998 – Executive Deputy Director

3.10.1999 – Executive Managing Director

1.3.2012 - Executive Vice-President Director

Since 3.10.2014 - Member of the Board of Directors

Bradesco Leasing S.A. - Leasing

4.30.2012 - Deputy Chairman

Since 4/30/2014 - Member of the Board of Directors

Bradespar S.A.

Since 4/28/2014 - Member of the Board of Directors

b. Description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

None.

184 - Reference Form - 2015

12. General shareholders’ meeting and administration

ii. any conviction in administrative proceedings of the CVM and the penalties

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a. administrators of the issuer

None.

b. (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c. (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d. (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a. subsidiary, directly or indirectly, controlled by Bradesco:

REFER TO ANNEX.

b. direct or indirect controller of Bradesco:

REFER TO ANNEX.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

185 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10 a. - Subordination relations maintained, in the last 3 fiscal years, between Mr. José Alcides Munhoz and the subsidiaries, directly or indirectly, controlled by Banco Bradesco S.A. (sheet 1/2):

a.     name: José Alcides Munhoz

b.    position at Bradesco: Member of the Board of Directors

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Subsidiary	2013		Subsidiary	2014		Subsidiary
		Position	Note:		Position	Note:		Position	Note:
Alvorada Cartões, Crédito, Financiamento e Investimento S.A.	74.552.142/0001-06	Director	-	Direct	Director	-	Direct	Director	Mandate ended in April The company merged.	Direct
Banco Alvorada S.A.	33.870.163/0001-84	Director	-	Direct	Director	-	Direct	Director	Mandate ended in April	Direct
Banco Bankpar S.A.	60.419.645/0001-95	Director Deputy Chairman	-	Direct	Director Deputy Chairman	-	Direct	Director Deputy Chairman	Mandate ended in April The company merged.	Direct
Banco Boavista Interatlântico S.A.	33.485.541/0001-06	Director	-	Direct	Director	-	Direct	Director	Mandate ended in March	Direct
Banco Bradescard S.A.	04.184.779/0001-01	Director Deputy Chairman	-	Indirect	Director Deputy Chairman	-	Indirect	Director Deputy Chairman	Mandate ended in April	Indirect
Banco Bradesco BBI S.A.	06.271.464/0001-19	Director Deputy Chairman	-	Direct	Director Deputy Chairman	-	Direct	Director Deputy Chairman	Mandate ended in March	Direct
Banco Bradesco BERJ S.A.	33.147.315/0001-15	Director Deputy Chairman	-	Direct	Director Deputy Chairman	-	Direct	Director Deputy Chairman	Mandate ended in April	Indirect
Banco Bradesco Cartões S.A.	59.438.325/0001-01	Director Deputy Chairman	-	Direct	Director Deputy Chairman	-	Direct	Director Deputy Chairman	Mandate ended in April	Direct
Banco Bradesco Financiamentos S.A.	07.207.996/0001-50	Director Deputy Chairman	-	Direct	Director Deputy Chairman	-	Direct	Director Deputy Chairman	Mandate ended in April	Direct
Bradescard Elo Participações S.A.	09.226.818/0001-00	Director	-	Indirect	Director	-	Indirect	Director	Mandate ended in April	Indirect
Bradesco Administradora de Consórcios Ltda.	52.568.821/0001-22	Director Deputy Chairman	-	Direct	Director Deputy Chairman	-	Direct	Director Deputy Chairman	Mandate ended in March	Direct
Bradesco Leasing S.A. - Leasing	47.509.120/0001-82	Director Deputy Chairman	-	Direct	Director Deputy Chairman	-	Direct	Member of the Board of Directors	-	Direct
Bradesplan Participações Ltda.	61.782.769/0001-01	Director	-	Indirect	Director	-	Indirect	Director	Mandate ended in March	Indirect
BSP Empreendimentos Imobiliários S.A.	14.312.353/0001-31	-	-	-	-	-	-	Member of the Board of Directors	-	Indirect
Columbus Holdings S.A.	09.092.789/0001-22	Director	-	Indirect	Director	-	Indirect	Director	Mandate ended in April	Indirect
Companhia Securitizadora de Créditos Financeiros Rubi	01.222.069/0001-22	Director	-	Direct	Director	-	Direct	Director	Mandate ended in April	Direct
Tempo Serviços Ltda.	58.503.129/0001-00	Director Deputy Chairman	-	Direct	Director Deputy Chairman	-	Direct	Director Deputy Chairman	Mandate ended in March	Indirect
União Participações Ltda.	05.892.410/0001-08	Director	-	Indirect	Director	-	Indirect	Director	Mandate ended in March	Indirect

186 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

 Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relations maintained, in the last 3 fiscal years, between Mr. José Alcides Munhoz and direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: José Alcides Munhoz

b.    position at Bradesco: Member of the Board of Directors

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Controlling shareholder	2013		Controlling shareholder	2014		Controlling shareholder
		Position	Note:		Position	Note:		Position	Note:
BBD Participações S.A.	07.838.611/0001-52	Member of the Board of Directors	-	Indirect:	Member of the Board of Directors	-	Indirect:	Member of the Board of Directors	-	Indirect:
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Board and Managing Director	-	Direct	Member of the Managing Board and Managing Director	-	Direct	Member of the Managing Board and Managing Director	-	Direct
NCF Participações S.A.	04.233.319/0001-18	Director	-	Direct	Director	-	Direct	Director	-	Direct
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47	Director	-	Indirect:	Director	-	Indirect:	Director	-	Indirect:

187 - Reference Form - 2015

12. General shareholders’ meeting and administration

Aurélio Conrado Boni

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.     name: Aurélio Conrado Boni

b.    age: 63

c.     profession: Banking Employee

d.    CPF [Individual Person Taxpayer's Registry] or passport number: CPF 191.617.008/00

e.     elective position: Member of the Board of Directors

f.      date of election: 3.10.2015

g.    date of inauguration: 3.19.2015

h.    Term of Office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the Annual Shareholders' Meeting of 2016.

i.    other positions or functions exercised in Bradesco: Participates in Committee, as listed in section 12.12.

j.      indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Refer to item 12.12.

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Member of the Board of Directors (Non-Executive Advisor) whose Advisor assignments are the same as those of the Board of Directors set out in Law and the Bylaws of the Company, having served from 3.1.2012 to 3.9.2015 as Deputy Chairman whose duties, pursuant to the Bylaws, was to cooperate with the Chief Executive Officer in the execution of their assignments.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

188 - Reference Form - 2015

12. General shareholders’ meeting and administration

company name: Bradesco Leasing S.A. - Leasing

position and functions inherent to the position: Member of the Board of Directors (Non-executive Advisor), whose tasks are the same of those of the Board of Directors established by law and by the company’s bylaws. From 4.30.2012 to 4.29.2015, he held the position of Vice-President Director, whose role, according to the bylaws, is to cooperate with the Chief Executive Officer in the performance of this duties, oversee and coordinate the concerning areas.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Exclusively, the practice of leasing operations, in compliance with the legislation in force.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco Leasing:

- Controlling Stockholder:

Direct: Banco Bradesco S.A.

Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family

Name of the company: Bradespar S.A.

Position and related tasks Member of the Board of Directors (Non-executive Counselor), whose tasks are the same of those of the Board of Directors established by law and by the company’s bylaws.

Main activity of the company in which such experiences have taken place, highlighting companies or organizations that belong to the (i) issuer’s economic group, or (ii) partners directly or indirectly holding 5% or more of one same class type of the issuer’s securities

Main activity of the Company Participation as partner or shareholder of other companies.

Companies that belong to the shareholders' group, directly or indirectly holding 5% or more of one same class type of Bradespar’s securities:

- Controlling Group

Cidade de Deus - Companhia Comercial de Participações, NCF Participações S.A., Fundação Bradesco, Nova Cidade de Deus Participações S.A., BBD Participações S.A.

Others

Aguiar Family

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

12.19.1997 - Department Officer

12.3.2001 – Executive Managing Director

1.3.2012 - Executive Vice-President Director

Since 3.10.2015 - Member of the Board of Directors

Bradesco Leasing S.A. - Leasing

4.30.2012 - Deputy Chairman

Since 4.30.2015 – Member of the Board of Directors

189 - Reference Form - 2015

12. General shareholders’ meeting and administration

Bradespar S.A.

Since 4.24.2015 – Member of the Board of Directors

b. Description of any of the following events that have occurred during the last 5 years:

i.    any criminal conviction:

None.

ii. any conviction in administrative proceedings of the CVM and the penalties

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a. administrators of the issuer

None.

b. (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c. (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d. (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of services or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a. subsidiary, directly or indirectly, controlled by Bradesco:

REFER TO ANNEX.

b. direct or indirect controller of Bradesco:

REFER TO ANNEX.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

190 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

  Banco Bradesco S.A.

Item 12.10 a. - Subordination relations maintained, in the last 3 fiscal years, between Mr. Aurélio Conrado Boni and the subsidiaries, directly or indirectly, controlled by Banco Bradesco S.A. (sheet 1/2):

a.     name: Aurélio Conrado Boni

b.    position at Bradesco: Member of the Board of Directors

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Subsidiary	2013		Subsidiary	2014		Subsidiary
		Position	Note:		Position	Note:		Position	Note:
Alvorada Cartões, Crédito, Financiamento e Investimento S.A.	74.552.142/0001-06	Director	-	Direct	Director	-	Direct	Director	Mandate ended in April The company merged.	Direct
Banco Alvorada S.A.	33.870.163/0001-84	Director	-	Direct	Director	-	Direct	Director	-	Direct
Banco Bankpar S.A.	60.419.645/0001-95	Director Deputy Chairman	-	Direct	Director Deputy Chairman	-	Direct	Director Deputy Chairman	Mandate ended in June. The company merged.	Direct
Banco Boavista Interatlântico S.A.	33.485.541/0001-06	Director	-	Direct	Director	-	Direct	Director	-	Direct
Banco Bradescard S.A.	04.184.779/0001-01	Director Deputy Chairman	-	Indirect	Director Deputy Chairman	-	Indirect	Director Deputy Chairman	-	Indirect
Banco Bradesco BBI S.A.	06.271.464/0001-19	Director Deputy Chairman	-	Direct	Director Deputy Chairman	-	Direct	Director Deputy Chairman	-	Direct
Banco Bradesco BERJ S.A.	33.147.315/0001-15	Director Deputy Chairman	-	Direct	Director Deputy Chairman	-	Direct	Director Deputy Chairman	-	Indirect
Banco Bradesco Cartões S.A.	59.438.325/0001-01	Director Deputy Chairman	-	Direct	Director Deputy Chairman	-	Direct	Director Deputy Chairman	-	Direct
Banco Bradesco Financiamentos S.A.	07.207.996/0001-50	Director Deputy Chairman	-	Direct	Director Deputy Chairman	-	Direct	Director Deputy Chairman	-	Direct
Bradescard Elo Participações S.A.	09.226.818/0001-00	Director	-	Indirect	Director	-	Indirect	Director	-	Indirect
Bradesco Administradora de Consórcios Ltda.	52.568.821/0001-22	Director Deputy Chairman	-	Direct	Director Deputy Chairman	-	Direct	Director Deputy Chairman	-	Direct
Bradesco Leasing S.A. - Leasing	47.509.120/0001-82	Director Deputy Chairman	-	Direct	Director Deputy Chairman	-	Direct	Director Deputy Chairman	-	Direct
Bradesco Seguros S.A.	33.055.146/0001-93	Managing Director	-	Indirect	Managing Director	-	Indirect	Managing Director	-	Indirect
Bradesplan Participações Ltda.	61.782.769/0001-01	Director	-	Indirect	Director	-	Indirect	Director	-	Indirect
Columbus Holdings S.A.	09.092.789/0001-22	Director	-	Indirect	Director	-	Indirect	Director	-	Indirect
Companhia Securitizadora de Créditos Financeiros Rubi	01.222.069/0001-22	Director	-	Direct	Director	-	Direct	Director	-	Direct
CPM Holdings Limited	-	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect
Tempo Serviços Ltda.	58.503.129/0001-00	Director Deputy Chairman	-	Direct	Director Deputy Chairman	-	Direct	Director Deputy Chairman	-	Indirect
União Participações Ltda.	05.892.410/0001-08	Director	-	Indirect	Director	-	Indirect	Director	-	Indirect

191 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

 Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relations maintained in the last 3 fiscal years between Mr. Aurélio Conrado Boni and direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Aurélio Conrado Boni

b.    position at Bradesco: Member of the Board of Directors

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Controlling shareholder	2013		Controlling shareholder	2014		Controlling shareholder
		Position	Note:		Position	Note:		Position	Note:
BBD Participações S.A.	07.838.611/0001-52	Member of the Board of Directors	-	Indirect:	Member of the Board of Directors	-	Indirect:	Member of the Board of Directors	-	Indirect:
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Board and Managing Director	-	Direct	Member of the Managing Board and Managing Director	-	Direct	Member of the Managing Board and Managing Director	-	Direct
NCF Participações S.A.	04.233.319/0001-18	Director	-	Direct	Director	-	Direct	Director	-	Direct
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47	Director	-	Indirect:	Director	-	Indirect:	Director	-	Indirect:

192 - Reference Form - 2015

12. General shareholders’ meeting and administration

Board of Executive Officers

Luiz Carlos Trabuco Cappi

Chief Executive Officer - Information presented to the Board of Directors.

Domingos Figueiredo de Abreu

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.  name: Domingos Figueiredo de Abreu

b.  age: 56 years old

c.  profession: Banking Employee

d.  CPF [Individual Person Taxpayer's Registry] or passport number: CPF 942.909.898/53

e.  elective position: Executive Vice-President Director

f.   date of election: 3.10.2015

g.  date of inauguration: 4.27.2015

h.  term of office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st meeting of the Board of Directors to be held after the Annual Shareholders' Meeting of 2016.

i.   other positions or functions exercised in Bradesco: Participates in Committees, as listed in section 12.12.

j.   indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Refer to item 12.12.

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Executive Vice-President, whose function, according to the Bylaws, is to collaborate with the Chief Executive Officer in the performance of their duties.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

193 - Reference Form - 2015

12. General shareholders’ meeting and administration

company name: Bradesco Leasing S.A. - Leasing

position and functions inherent to the position: Executive Vice President, whose function, according to the Bylaws, is to collaborate with the Chief Executive Officer in the performance of their duties, supervise and coordinate the areas under their command.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Exclusively, the practice of leasing operations, in compliance with the legislation in force.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco Leasing:

- Controlling Stockholder:

Direct: Banco Bradesco S.A.

Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

company name: Cielo S.A.

position and functions inherent to the position: Chair of the Board of Directors whose duties are set out in the Law and Bylaws of the Company.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activities of the company: (a) the provision of accreditation services to merchants and service provider establishments for the acceptance of credit and debit cards, as well as other means of payment or electronic means required for registration and approval of non-financial transactions; (b) the lease, supply and provision of installation and maintenance of solutions and electronic or manual means for the capture and processing of data relating to transactions arising from use of credit and debit cards, as well as with other means of payment or electronic means required for registration and approval of non-financial transactions and electronic data of any nature which may be carried over in electronic network; (c) provision of installation services and maintenance of solutions and electronic media for commercial automation; (d) the administration of payments and receipts to the network of accredited establishments, upon capture, transmission, data processing and settlement of electronic and manual transactions with credit cards and debit cards, as well as other means of payment and electronic or manual means for non-financial transactions, as well as the maintenance of schedules of such values in computer systems; (e) the representation of national and international franchise manual and electronic means of payment; (f) the participation in other companies as a partner or shareholder, directly or indirectly, in Brazil or abroad; (g) the provision of financial product distribution, insurance, health insurance and private pensions; and (h) other related activities, development of the company's interest.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Cielo S.A.:

- Controlling Stockholder:

BB Banco de Investimento S.A., Columbus Holding S.A.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

6.22.2001 - Department Officer

3.15.2002 - Executive Managing Director

194 - Reference Form - 2015

12. General shareholders’ meeting and administration

Since 6.8.2009 - Executive Vice-President Director

Bradesco Leasing S.A. Arrendamento Mercantil

6.8.2009 - Director

Since 4.30.2012 - Deputy Chairman

Cielo S.A.

Since 2.16.2012 - Chairman of the Board of Directors

b. Description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in administrative proceedings of the CVM and the penalties

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a.administrators of the issuer

None.

b.(i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c.(i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d.(i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a. subsidiary, directly or indirectly, controlled by Bradesco:

REFER TO ANNEX.

b. direct or indirect controller of Bradesco:

REFER TO ANNEX.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

195 - Reference Form - 2015

12. General shareholders’ meeting and administration

   ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

    Banco Bradesco S.A.

Item 12.10 a. - Subordination relations maintained, in the last 3 fiscal years, between Mr. Domingos Figueiredo de Abreu and the subsidiaries, directly or indirectly, controlled by Banco Bradesco S.A. (sheet 1/3):

  a. name: Domingos Figueiredo de Abreu

b. position at Bradesco: Executive Vice-President Director

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Subsidiary	2013		Subsidiary	2014		Subsidiary
		Position	Note:		Position	Note:		Position	Note:
Alvorada Cartões, Crédito, Financiamento e Investimento S.A.	74.552.142/0001-06	Director	-	Direct	Director	-	Direct	Director	Mandate ended in April The company merged.	Direct
Alpha Serviços de Rede de Autoatendimento S.A.	09.092.759/0001-16	Executive Vice-President Director	-	Indirect	Executive Vice-President Director	Mandate ended in April	Indirect	-	-	-
Banco Alvorada S.A.	33.870.163/0001-84	Director	-	Direct	Director	-	Direct	Director	-	Direct
Banco Bankpar S.A.	60.419.645/0001-95	Director Deputy Chairman	Mandate ended in April	Direct	-	-	-	-	-	-
Banco Boavista Interatlântico S.A.	33.485.541/0001-06	Director	-	Direct	Director	-	Direct	Director	-	Direct
Banco Bradescard S.A.	04.184.779/0001-01	Director Deputy Chairman	-	Indirect	Director Deputy Chairman	-	Indirect	Director Deputy Chairman	-	Indirect
Banco Bradesco BBI S.A.	06.271.464/0001-19	Director Deputy Chairman	-	Direct	Director Deputy Chairman	-	Direct	Director Deputy Chairman	-	Direct
Banco Bradesco BERJ S.A.	33.147.315/0001-15	Director Deputy Chairman	-	Direct	Director Deputy Chairman	-	Direct	Director Deputy Chairman	-	Indirect
Banco Bradesco Cartões S.A.	59.438.325/0001-01	Director Deputy Chairman	-	Direct	Director Deputy Chairman	-	Direct	Director Deputy Chairman	-	Direct
Banco Bradesco Financiamentos S.A.	07.207.996/0001-50	Director Deputy Chairman	-	Direct	Director Deputy Chairman	-	Direct	Director Deputy Chairman	-	Direct
Bradescard Elo Participações S.A.	09.226.818/0001-00	Director	-	Indirect	Director	-	Indirect	Director	-	Indirect
Bradesco Administradora de Consórcios Ltda.	52.568.821/0001-22	Director Deputy Chairman	-	Direct	Director Deputy Chairman	-	Direct	Director Deputy Chairman	-	Direct
Bradesco Leasing S.A. - Leasing	47.509.120/0001-82	Director Deputy Chairman	-	Direct	Director Deputy Chairman	-	Direct	Director Deputy Chairman	-	Direct
Bradesplan Participações Ltda.	61.782.769/0001-01	Director	-	Indirect	Director	-	Indirect	Director	-	Indirect
Bradport - S.G.P.S. Sociedade Unipessoal, Lda.	08.451.147/0001-00	Manager	-	Direct	Manager	-	Direct	Manager	-	Direct
Cielo S.A.	01.027.058/0001-91	Chairman of the Board of Directors	-	Indirect	Chairman of the Board of Directors	-	Indirect	Chairman of the Board of Directors	-	Indirect
Columbus Holdings S.A.	09.092.789/0001-22	Director	-	Indirect	Director	-	Indirect	Director	-	Indirect
Companhia Securitizadora de Créditos Financeiros Rubi	01.222.069/0001-22	Director	-	Direct	Director	-	Direct	Director	-	Direct
CPM Holdings Limited	-	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect
Elo Participações S.A.	09.227.099/0001-33	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect
Tempo Serviços Ltda.	58.503.129/0001-00	Director Deputy Chairman	Mandate ended in April	Direct	-	-	-	-	-	-
União Participações Ltda.	05.892.410/0001-08	Director	-	Indirect	Director	-	Indirect	Director	-	Indirect

196 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

 Item 12.10. b. - Subordination relations maintained, in the last 3 fiscal years, between Mr. Domingos Figueiredo de Abreu and direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Domingos Figueiredo de Abreu

b.    position at Bradesco: Executive Vice-President Director

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Controlling shareholder	2013		Controlling shareholder	2014		Controlling shareholder
		Position	Note:		Position	Note:		Position	Note:
BBD Participações S.A.	07.838.611/0001-52	Member of the Board of Directors	-	Indirect:	Member of the Board of Directors	-	Indirect:	Member of the Board of Directors	-	Indirect:
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Board and Managing Director	-	Direct	Member of the Managing Board and Managing Director	-	Direct	Member of the Managing Board and Managing Director	-	Direct
NCF Participações S.A.	04.233.319/0001-18	Director	-	Direct	Director	-	Direct	Director	-	Direct
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47	Director	-	Indirect:	Director	-	Indirect:	Director	-	Indirect:

197 - Reference Form - 2015

12. General shareholders’ meeting and administration

Sérgio Alexandre Figueiredo Clemente

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.   name: Sérgio Alexandre Figueiredo Clemente

b.   age: 55 years old

c.   profession: Banking Employee

d.   CPF [Individual Person Taxpayer's Registry] or passport number: CPF 373.766.326/20

e.   elective position: Executive Vice-President Director

f.    date of election: 3.10.2015

g.   date of inauguration: 4.27.2015

h.   Term of Office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i.    other positions or functions exercised in Bradesco: Participates in Committees, as listed in section 12.12.

j.    indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Refer to item 12.12.

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Executive Vice-President, whose function, according to the Bylaws, is to collaborate with the Chief Executive Officer in the performance of their duties.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

company name: Bradesco Leasing S.A. - Leasing

position and functions inherent to the position: Executive Vice President, whose function, according to the Bylaws, is to collaborate with the Chief Executive Officer in the performance of their duties, supervise and coordinate the areas under their command.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

198 - Reference Form - 2015

12. General shareholders’ meeting and administration

Main activity of the company: Exclusively, the practice of leasing operations, in compliance with the legislation in force.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco Leasing:

- Controlling Stockholder:

Direct: Banco Bradesco S.A.

Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

company name: Bradespar S.A.

position and functions inherent to the position: Director, whose assignments are: to coordinate and direct the activities of their respective areas, reporting to the Chief Executive Officer; to collaborate with the Chief Executive Officer in the performance of their duties, providing administrative and operational support in the development of the activities of the society; to structure the operational services of the company, in accordance with the norms established by the Chief Executive Officer.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Participation as a partner or shareholder of other societies.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradespar:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, NCF Participações S.A., Fundação Bradesco, Nova Cidade de Deus Participações S.A., BBD Participações S.A.

Other

Aguiar Family.

company name: Vale S.A.

position and functions inherent to the position: Effective Member of the Board of Directors whose Advisor assignments are the same as those of the Board of Directors set out in Law and the Bylaws of the Company.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Extraction of iron ore.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Vale:

- Controlling Stockholder:

Direct: Valepar S.A.

Indirect: Litel Participações S.A.; Bradespar S.A.; Mitsui & Co., Ltd; BNDES Participações S.A.

company name: Valepar S.A.

position and functions inherent to the position: Effective Member of the Board of Directors whose Advisor assignments are the same as those of the Board of Directors set out in Law and the Bylaws of the Company.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

199 - Reference Form - 2015

12. General shareholders’ meeting and administration

Main activity of the company: Exclusively, participate as a shareholder of the capital stock of Vale S.A.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Valepar:

- Controlling Stockholder: Litel Participações S.A.; Bradespar S.A.; Mitsui & Co., Ltd; BNDES Participações S.A.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

3.10.2000 - Department Officer

12.13.2006 – Executive Managing Director

Since 1.3.2012 - Executive Vice-President Director

Bradesco Leasing S.A. - Leasing

Since 4.30.2012 - Deputy Chairman

Bradespar S.A.

Since 4.28.2014 - Director

Vale S.A.

Since 5.29.2014 - Effective Member of the Board of Directors

b. Description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in administrative proceedings of the CVM and the penalties

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a. administrators of the issuer

None.

b. (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c, (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d. (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a. subsidiary, directly or indirectly, controlled by Bradesco:

REFER TO ANNEX.

b. direct or indirect controller of Bradesco:

REFER TO ANNEX.

200 - Reference Form - 2015

12. General shareholders’ meeting and administration

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

201 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10 a. - Subordination relations maintained, in the last 3 fiscal years, between Mr. Sérgio Alexandre Figueiredo Clemente and the subsidiaries, directly or indirectly, controlled by Banco Bradesco S.A. (sheet 1/3):

a.     name: Sérgio Alexandre Figueiredo Clemente

b.    position at Bradesco: Executive Vice-President Director

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Subsidiary	2013		Subsidiary	2014		Subsidiary
		Position	Note:		Position	Note:		Position	Note:
Alvorada Cartões, Crédito, Financiamento e Investimento S.A.	74.552.142/0001-06	Director	-	Direct	Director	-	Direct	Director	Mandate ended in April The company merged.	Direct
Banco Alvorada S.A.	33.870.163/0001-84	Director	-	Direct	Director	-	Direct	Director	-	Direct
Banco Bankpar S.A.	60.419.645/0001-95	Director Deputy Chairman	-	Direct	Director Deputy Chairman	-	Direct	Director Deputy Chairman	Mandate ended in April The company merged.	Direct
Banco Boavista Interatlântico S.A.	33.485.541/0001-06	Director	-	Direct	Director	-	Direct	Director	-	Direct
Banco Bradescard S.A.	04.184.779/0001-01	Director Deputy Chairman	-	Indirect	Director Deputy Chairman	-	Indirect	Director Deputy Chairman	-	Indirect
Banco Bradesco Argentina S.A.	60.746.948/3759-49	Chairman	-	Direct	Chairman	-	Direct	Chairman	-	Direct
Banco Bradesco BBI S.A.	06.271.464/0001-19	Director Deputy Chairman	-	Direct	Director Deputy Chairman	-	Direct	Director Deputy Chairman	-	Direct
Banco Bradesco BERJ S.A.	33.147.315/0001-15	Director Deputy Chairman	-	Direct	Director Deputy Chairman	-	Direct	Director Deputy Chairman	-	Indirect
Banco Bradesco Cartões S.A.	59.438.325/0001-01	Director Deputy Chairman	-	Direct	Director Deputy Chairman	-	Direct	Director Deputy Chairman	-	Direct
Banco Bradesco Europa S.A.	05.720.915/0001-95	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct
Banco Bradesco Financiamentos S.A.	07.207.996/0001-50	Director Deputy Chairman	-	Direct	Director Deputy Chairman	-	Direct	Director Deputy Chairman	-	Direct
Bradescard Elo Participações S.A.	09.226.818/0001-00	Director	-	Indirect	Director	-	Indirect	Director	-	Indirect
Bradesco Administradora de Consórcios Ltda.	52.568.821/0001-22	Director Deputy Chairman	-	Direct	Director Deputy Chairman	-	Direct	Director Deputy Chairman	-	Direct
Bradesco Leasing S.A. - Leasing	47.509.120/0001-82	Director Deputy Chairman	-	Direct	Director Deputy Chairman	-	Direct	Director Deputy Chairman	-	Direct
Bradesco Securities Hong Kong Limited	-	Vice Chairman	-	Direct	Vice Chairman	-	Direct	Vice Chairman	-	Direct
Bradesco Securities UK Limited	-	Vice Chairman	-	Direct	Vice Chairman	-	Direct	Vice Chairman	-	Direct
Bradesco Securities, Inc.	-	Vice Chairman	-	Direct	Vice Chairman	-	Direct	Vice Chairman	-	Direct
Bradesco Services Co., Ltd.	-	Deputy Chairman Director	-	Indirect	Deputy Chairman Director	-	Indirect	Deputy Chairman Director	-	Indirect
Bradesplan Participações Ltda.	61.782.769/0001-01	Director	-	Indirect	Director	-	Indirect	Director	-	Indirect
Bradport - S.G.P.S. Sociedade Unipessoal, Lda.	08.451.147/0001-00	Manager	-	Direct	Manager	-	Direct	Manager	-	Direct
BRAM - Bradesco Asset Management S.A. Distributor of Bonds and Securities	62.375.134/0001-44	Director Deputy Chairman	-	Indirect	Director Deputy Chairman	-	Indirect	Director Deputy Chairman	-	Indirect
Columbus Holdings S.A.	09.092.789/0001-22	Director	-	Indirect	Director	-	Indirect	Director	-	Indirect
Companhia Securitizadora de Créditos Financeiros Rubi	01.222.069/0001-22	Director	-	Direct	Director	-	Direct	Director	-	Direct
Tempo Serviços Ltda.	58.503.129/0001-00	Director Deputy Chairman	-	Direct	Director Deputy Chairman	-	Direct	Director Deputy Chairman	-	Indirect
União Participações Ltda.	05.892.410/0001-08	Director	-	Indirect	Director	-	Indirect	Director	-	Indirect

202 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

 Item 12.10. b. - Subordination relations maintained in the last 3 fiscal years between Mr. Sergio Alexandre Figueiredo Clement and direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Sérgio Alexandre Figueiredo Clemente

b.    position at Bradesco: Executive Vice-President Director

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Controlling shareholder	2013		Controlling shareholder	2014		Controlling shareholder
		Position	Note:		Position	Note:		Position	Note:
BBD Participações S.A.	07.838.611/0001-52	Member of the Board of Directors	-	Indirect:	Member of the Board of Directors	-	Indirect:	Member of the Board of Directors	-	Indirect:
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Board and Managing Director	-	Direct	Member of the Managing Board and Managing Director	-	Direct	Member of the Managing Board and Managing Director	-	Direct
NCF Participações S.A.	04.233.319/0001-18	Director	-	Direct	Director	-	Direct	Director	-	Direct
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47	Director	-	Indirect:	Director	-	Indirect:	Director	-	Indirect:

203 - Reference Form - 2015

12. General shareholders’ meeting and administration

Marco Antonio Rossi

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.   name: Marco Antonio Rossi

b.   age: 54 years old

c.   profession: Banking Employee

d.   CPF [Individual Person Taxpayer's Registry] or passport number: CPF 015.309.538/55

e.   elective position: Executive Vice-President Director

f.    date of election: 3.10.2015

g.   date of inauguration: 4.27.2015

h.   Term of Office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i.    other positions or functions exercised in Bradesco: Participates in Committees, as listed in section 12.12.

j.    indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Refer to item 12.12.

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Executive Vice-President, whose function, according to the Bylaws, is to collaborate with the Chief Executive Officer in the performance of their duties.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

company name: Bradesco Leasing S.A. - Leasing

position and functions inherent to the position: Executive Vice President, whose function, according to the Bylaws, is to collaborate with the Chief Executive Officer in the performance of their duties, supervise and coordinate the areas under their command.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

204 - Reference Form - 2015

12. General shareholders’ meeting and administration

Main activity of the company: Exclusively, the practice of leasing operations, in compliance with the legislation in force.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco Leasing:

- Controlling Stockholder:

Direct: Banco Bradesco S.A.

Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

company name: Bradesco Seguros S.A.

position and functions inherent to the position: Chief Executive Officer, whose duties, in accordance with the Bylaws, include chairing meetings of the Board of Directors, supervise and coordinate the action of its members.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Carry out damage insurance operations and people, in any of its forms, in accordance with the legislation in force.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco Seguros:

- Controlling Stockholder:

Direct: Bradseg Participações S.A.

Indirect: Banco Bradesco S.A.

company name: Bradseg Participações S.A.

position and functions inherent to the position: Chief Executive Officer, whose duties, in accordance with the Bylaws, include chairing meetings of the Board of Directors, supervise and coordinate the action of its members.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Direct or indirect participation in companies: a) insurers, capitalization, social security, and health; b) with activities related and/or complementary or subsidiaries to branches of insurance, capitalization, pension plan or health; c) operating activities in real estate, with an emphasis on income generation and expansion of space for use of various segments of the Bradesco Organization.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradseg Participações:

- Controlling Stockholder:

Direct: Banco Bradesco S.A.

Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

Since 1.3.2012 - Executive Vice-President Director

Bradesco Leasing S.A. - Leasing

Since 4.30.2012 - Deputy Chairman

205 - Reference Form - 2015

12. General shareholders’ meeting and administration

Odontoprev S.A.

Since 7.1.2010 - Vice Chairman

b. Description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in administrative proceedings of the CVM and the penalties

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a. administrators of the issuer

None.

b. (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c. (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d. (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a. subsidiary, directly or indirectly, controlled by Bradesco:

REFER TO ANNEX.

b. direct or indirect controller of Bradesco:

REFER TO ANNEX.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

206 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10 a. - Subordination relations maintained, in the last 3 fiscal years, between Mr. Marco Antonio Rossi and the subsidiaries, directly or indirectly, controlled by Banco Bradesco S.A. (sheet 1/3):

a.     name: Marco Antonio Rossi

b.    position at Bradesco: Executive Vice-President Director

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Subsidiary	2013		Subsidiary	2014		Subsidiary
		Position	Note:		Position	Note:		Position	Note:
Alvorada Cartões, Crédito, Financiamento e Investimento S.A.	74.552.142/0001-06	Director	-	Direct	Director	-	Direct	Director	Mandate ended in April The company merged.	Direct
Atlântica Companhia de Seguros	33.151.291/0001-78	Chief Executive Officer	-	Indirect	Chief Executive Officer	Mandate ended in August	Indirect	-	-	-
Banco Alvorada S.A.	33.870.163/0001-84	Director	-	Direct	Director	-	Direct	Director	-	Direct
Banco Bankpar S.A.	60.419.645/0001-95	Director Deputy Chairman	-	Direct	Director Deputy Chairman	-	Direct	Director Deputy Chairman	Mandate ended in June. The company merged.	Direct
Banco Boavista Interatlântico S.A.	33.485.541/0001-06	Director	-	Direct	Director	-	Direct	Director	-	Direct
Banco Bradescard S.A.	04.184.779/0001-01	Director Deputy Chairman	-	Indirect	Director Deputy Chairman	-	Indirect	Director Deputy Chairman	-	Indirect
Banco Bradesco BBI S.A.	06.271.464/0001-19	Director Deputy Chairman	-	Direct	Director Deputy Chairman	-	Direct	Director Deputy Chairman	-	Direct
Banco Bradesco BERJ S.A.	33.147.315/0001-15	Director Deputy Chairman	-	Direct	Director Deputy Chairman	-	Direct	Director Deputy Chairman	-	Indirect
Banco Bradesco Cartões S.A.	59.438.325/0001-01	Director Deputy Chairman	-	Direct	Director Deputy Chairman	-	Direct	Director Deputy Chairman	-	Direct
Banco Bradesco Financiamentos S.A.	07.207.996/0001-50	Director Deputy Chairman	-	Direct	Director Deputy Chairman	-	Direct	Director Deputy Chairman	-	Direct
Bradescard Elo Participações S.A.	09.226.818/0001-00	Director	-	Indirect	Director	-	Indirect	Director	-	Indirect
Bradesco Administradora de Consórcios Ltda.	52.568.821/0001-22	Director Deputy Chairman	-	Direct	Director Deputy Chairman	-	Direct	Director Deputy Chairman	-	Direct
Bradesco Argentina de Seguros S.A.	-	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect
Bradesco Leasing S.A. - Leasing	47.509.120/0001-82	Director Deputy Chairman	-	Direct	Director Deputy Chairman	-	Direct	Director Deputy Chairman	-	Direct
Bradesco SegPrev Investimentos Ltda.	07.394.162/0001-09	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect
Bradesco Seguros S.A.	33.055.146/0001-93	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect
Bradesplan Participações Ltda.	61.782.769/0001-01	Director	-	Indirect	Director	-	Indirect	Director	-	Indirect
Bradseg Participações S.A.	02.863.655/0001-19	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct
Columbus Holdings S.A.	09.092.789/0001-22	Director	-	Indirect	Director	-	Indirect	Director	-	Indirect
Companhia Securitizadora de Créditos Financeiros Rubi	01.222.069/0001-22	Director	-	Direct	Director	-	Direct	Director	-	Direct
Odontoprev S.A.	58.119.199/0001-51	Vice Chairman	-	Indirect	Vice Chairman	-	Indirect	Vice Chairman	-	Indirect
Tempo Serviços Ltda.	58.503.129/0001-00	Director Deputy Chairman	-	Direct	Director Deputy Chairman	-	Direct	Director Deputy Chairman	-	Indirect
União Participações Ltda.	05.892.410/0001-08	Director	-	Indirect	Director	-	Indirect	Director	-	Indirect

207 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

 Item 12.10. b. - Subordination relations maintained, in the last 3 fiscal years, between Mr. Marco Antonio Rossi and direct or indirect controllers of

 Banco Bradesco S.A. (sheet 1/1):

a.     name: Marco Antonio Rossi

b.    position at Bradesco: Executive Vice-President Director

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Controlling shareholder	2013		Controlling shareholder	2014		Controlling shareholder
		Position	Note:		Position	Note:		Position	Note:
BBD Participações S.A.	07.838.611/0001-52	Member of the Board of Directors	-	Indirect:	Member of the Board of Directors	-	Indirect:	Member of the Board of Directors	-	Indirect:
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Board and Managing Director	-	Direct	Member of the Managing Board and Managing Director	-	Direct	Member of the Managing Board and Managing Director	-	Direct
NCF Participações S.A.	04.233.319/0001-18	Director	-	Direct	Director	-	Direct	Director	-	Direct
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47	Director	-	Indirect:	Director	-	Indirect:	Director	-	Indirect:

208 - Reference Form - 2015

12. General shareholders’ meeting and administration

Alexandre da Silva Glüher

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.   name: Alexandre da Silva Glüher

b.   age: 54 years old

c.   profession: Banking Employee

d.   CPF [Individual Person Taxpayer's Registry] or passport number: CPF 282.548.640/04

e.   elective position: Executive Vice-President Director

f.    date of election: 3.10.2015

g.   date of inauguration: 4.27.2015

h.   Term of Office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i. other positions or functions exercised in Bradesco: Participates in Committees, as listed in section 12.12.

j.    indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Refer to item 12.12.

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Executive Vice-President, whose function, according to the Bylaws, is to collaborate with the Chief Executive Officer in the performance of their duties.

From 1.3.2012 to 1.30.2014 held the position of Managing Executive Director whose function, in accordance with the Bylaws, was the performance of the tasks that were assigned.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

company name: Bradesco Leasing S.A. - Leasing

position and functions inherent to the position: Executive Vice President, whose function, according to the Bylaws, is to collaborate with the Chief Executive Officer in the performance of their duties, supervise and coordinate the areas under their command.

209 - Reference Form - 2015

12. General shareholders’ meeting and administration

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Exclusively, the practice of leasing operations, in compliance with the legislation in force.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco Leasing:

- Controlling Stockholder:

Direct: Banco Bradesco S.A.

Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

8.27.2001 - Regional Director

3.10.2005 - Department Officer

12.17.2010 – Executive Deputy Director

1.3.2012 – Executive Managing Director

Since 1.31.2014 - Executive Vice-President Director

Bradesco Leasing S.A. - Leasing

Since 4.30.2014 - Deputy Chairman

b. Description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in administrative proceedings of the CVM and the penalties

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a. administrators of the issuer

None.

b. (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c, (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d. (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

210 - Reference Form - 2015

12. General shareholders’ meeting and administration

a. subsidiary, directly or indirectly, controlled by Bradesco:

REFER TO ANNEX.

b. direct or indirect controller of Bradesco:

REFER TO ANNEX.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

211 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10 a. - Subordination relations maintained, in the last 3 fiscal years, between Mr. Alexandre da Silva Glüher and the subsidiaries, directly or indirectly, controlled by Banco Bradesco S.A. (sheet 1/2):

a.     name: Alexandre da Silva Glüher

b.    position at Bradesco: Executive Vice-President Director

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Subsidiary	2013		Subsidiary	2014		Subsidiary
		Position	Note:		Position	Note:		Position	Note:
Banco Alvorada S.A.	33.870.163/0001-84	-	-	-	-	-	-	Director	-	Direct
Banco Boavista Interatlântico S.A.	33.485.541/0001-06	-	-	-	-	-	-	Director	-	Direct
Banco Bradescard S.A.	04.184.779/0001-01	-	-	-	-	-	-	Director Deputy Chairman	-	Indirect
Banco Bradesco BBI S.A.	06.271.464/0001-19	-	-	-	-	-	-	Director Deputy Chairman	-	Indirect
Banco Bradesco BERJ S.A.	33.147.315/0001-15	-	-	-	-	-	-	Director Deputy Chairman	-	Indirect
Banco Bradesco Cartões S.A.	59.438.325/0001-01	-	-	-	-	-	-	Director Deputy Chairman	-	Direct
Banco Bradesco Financiamentos S.A.	07.207.996/0001-50	-	-	-	-	-	-	Director Deputy Chairman	-	Direct
Bradescard Elo Participações S.A.	09.226.818/0001-00	-	-	-	-	-	-	Director	-	Indirect
Bradesco Administradora de Consórcios Ltda.	52.568.821/0001-22	-	-	-	-	-	-	Director Deputy Chairman	-	Direct
Bradesco Leasing S.A. - Leasing	47.509.120/0001-82	-	-	-	-	-	-	Director Deputy Chairman	-	Direct
Bradesplan Participações Ltda.	61.782.769/0001-01	-	-	-	-	-	-	Director	-	Indirect
Columbus Holdings S.A.	09.092.789/0001-22	-	-	-	-	-	-	Director	-	Indirect
Companhia Securitizadora de Créditos Financeiros Rubi	01.222.069/0001-22	-	-	-	-	-	-	Director	-	Direct
Tempo Serviços Ltda.	58.503.129/0001-00	-	-	-	-	-	-	Director Deputy Chairman	-	Indirect
União Participações Ltda.	05.892.410/0001-08	-	-	-	-	-	-	Director	-	Indirect

212 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relations maintained, in the last 3 fiscal years, between Mr. Alexandre da Silva Glüher and direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a. name: Alexandre da Silva Glüher

b. position at Bradesco: Executive Vice-President Director

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Controlling shareholder	2013		Controlling shareholder	2014		Controlling shareholder
		Position	Note:		Position	Note:		Position	Note:
BBD Participações S.A.	07.838.611/0001-52	-	-	-	-	-	-	Member of the Board of Directors	-	Indirect:
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	-	-	-	-	-	-	Member of the Board of Directors	-	Direct
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct
NCF Participações S.A.	04.233.319/0001-18	-	-	-	-	-	-	Director	-	Direct
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47	-	-	-	-	-	-	Director	-	Indirect:

213 - Reference Form - 2015

12. General shareholders’ meeting and administration

Josué Augusto Pancini

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.   name: Josué Augusto Pancini

b.   age: 55 years old

c.   profession: Banking Employee

d.   CPF [Individual Person Taxpayer's Registry] or passport number: CPF 966.136.968/20

e.   elective position: Executive Vice-President Director

f.    date of election: 3.10.2015

g.   date of inauguration: 4.27.2015

h.    Term of Office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i. other positions or functions exercised in Bradesco: Participates in Committees, as listed in section 12.12.

j.    indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Refer to item 12.12.

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Executive Vice-President, whose function, according to the Bylaws, is to collaborate with the Chief Executive Officer in the performance of their duties.

From 1.3.2012 to 1.30.2014 held the position of Managing Executive Director whose function, in accordance with the Bylaws, was the performance of the tasks that were assigned.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

company name: Bradesco Leasing S.A. - Leasing

position and functions inherent to the position: Executive Vice President, whose function, according to the Bylaws, is to collaborate with the Chief Executive Officer in the performance of their duties, supervise and coordinate the areas under their command.

214 - Reference Form - 2015

12. General shareholders’ meeting and administration

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Exclusively, the practice of leasing operations, in compliance with the legislation in force.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco Leasing:

- Controlling Stockholder:

Direct: Banco Bradesco S.A.

Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

7.30.1997 - Regional Director

7.29.2003 - Department Officer

12.17.2010 – Executive Deputy Director

1.3.2012 – Executive Managing Director

Since 1.31.2014 - Executive Vice-President Director

Bradesco Leasing S.A. - Leasing

Since 4.30.2014 - Deputy Chairman

b. Description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in administrative proceedings of the CVM and the penalties

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a. administrators of the issuer

None.

b. (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c. (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d. (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

215 - Reference Form - 2015

12. General shareholders’ meeting and administration

a. subsidiary, directly or indirectly, controlled by Bradesco:

REFER TO ANNEX.

b. direct or indirect controller of Bradesco:

REFER TO ANNEX.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

216 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

   Banco Bradesco S.A.

Item 12.10 a. - Subordination relations maintained, in the last 3 fiscal years, between Mr. Josué Augusto Pancini and the subsidiaries, directly or indirectly, controlled by Banco Bradesco S.A. (sheet 1/2):

a. name: Josué Augusto Pancini

b. position at Bradesco: Executive Vice-President Director

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Subsidiary	2013		Subsidiary	2014		Subsidiary
		Position	Note:		Position	Note:		Position	Note:
Banco Alvorada S.A.	33.870.163/0001-84	-	-	-	-	-	-	Director	-	Direct
Banco Boavista Interatlântico S.A.	33.485.541/0001-06	-	-	-	-	-	-	Director	-	Direct
Banco Bradescard S.A.	04.184.779/0001-01	Managing Director	-	Indirect	Managing Director	-	Indirect	Director Deputy Chairman	-	Indirect
Banco Bradesco BBI S.A.	06.271.464/0001-19	-	-	-	-	-	-	Director Deputy Chairman	-	Direct
Banco Bradesco BERJ S.A.	33.147.315/0001-15	-	-	-	-	-	-	Director Deputy Chairman	-	Indirect
Banco Bradesco Cartões S.A.	59.438.325/0001-01	-	-	-	-	-	-	Director Deputy Chairman	-	Direct
Banco Bradesco Financiamentos S.A.	07.207.996/0001-50	-	-	-	-	-	-	Director Deputy Chairman	-	Direct
Bradescard Elo Participações S.A.	09.226.818/0001-00	-	-	-	-	-	-	Director	-	Indirect
Bradesco Administradora de Consórcios Ltda.	52.568.821/0001-22	-	-	-	-	-	-	Director Deputy Chairman	-	Direct
Bradesco Leasing S.A. - Leasing	47.509.120/0001-82	-	-	-	-	-	-	Director Deputy Chairman	-	Direct
Bradesplan Participações Ltda.	61.782.769/0001-01	-	-	-	-	-	-	Director	-	Indirect
Columbus Holdings S.A.	09.092.789/0001-22	-	-	-	-	-	-	Director	-	Indirect
Companhia Securitizadora de Créditos Financeiros Rubi	01.222.069/0001-22	-	-	-	-	-	-	Director	-	Direct
Tempo Serviços Ltda.	58.503.129/0001-00	-	-	-	-	-	-	Director Deputy Chairman	-	Indirect
União Participações Ltda.	05.892.410/0001-08	-	-	-	-	-	-	Director	-	Indirect

217 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relations maintained, in the last 3 fiscal years, between Mr. Josué Augusto Pancini and direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a. name: Josué Augusto Pancini

b. position at Bradesco: Executive Vice-President Director

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Controlling shareholder	2013		Controlling shareholder	2014		Controlling shareholder
		Position	Note:		Position	Note:		Position	Note:
BBD Participações S.A.	07.838.611/0001-52	-	-	-	-	-	-	Member of the Board of Directors	-	Indirect:
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	-	-	-	-	-	-	Member of the Board of Directors	-	Direct
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct	Member of the Managing Board and Managing Director	-	Direct
NCF Participações S.A.	04.233.319/0001-18	-	-	-	-	-	-	Director	-	Direct
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47	-	-	-	-	-	-	Director	-	Indirect:

218 - Reference Form - 2015

12. General shareholders’ meeting and administration

Maurício Machado de Minas

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a. name: Maurício Machado de Minas

b. age: 55 years old

c. profession: Banking Employee

d. CPF [Individual Person Taxpayer's Registry] or passport number: CPF 044.470.098/62

e. elective position: Executive Vice-President Director

f.  date of election: 3.10.2015

g. date of inauguration: 4.27.2015

h. Term of Office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i.  other positions or functions exercised in Bradesco: Participates in Committees, as listed in section 12.12.

j.  indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Refer to item 12.12.

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Executive Vice-President, whose function, according to the Bylaws, is to collaborate with the Chief Executive Officer in the performance of their duties.

From 7.14.2009 to 1.30.2014 held the position of Managing Executive Director whose function, in accordance with the Bylaws, was the performance of the tasks that were assigned.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

company name: Bradesco Leasing S.A. - Leasing

position and functions inherent to the position: Executive Vice President, whose function, according to the Bylaws, is to collaborate with the Chief Executive Officer in the performance of their duties, supervise and coordinate the areas under their command.

219 - Reference Form - 2015

12. General shareholders’ meeting and administration

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Exclusively, the practice of leasing operations, in compliance with the legislation in force.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco Leasing:

- Controlling Stockholder:

Direct: Banco Bradesco S.A.

Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

7.14.2009 – Executive Managing Director

Since 1.31.2014 - Executive Vice-President Director

Bradesco Leasing S.A. - Leasing

Since 4.30.2014 - Deputy Chairman

b. Description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in administrative proceedings of the CVM and the penalties

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity:

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a. administrators of the issuer

None.

b. (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c, (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d. (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

220 - Reference Form - 2015

12. General shareholders’ meeting and administration

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a. subsidiary, directly or indirectly, controlled by Bradesco:

REFER TO ANNEX.

b. direct or indirect controller of Bradesco:

REFER TO ANNEX.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

221 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10 a. - Subordination relations maintained, in the last 3 fiscal years, between Mr. Maurício Machado de Minas and the subsidiaries, directly or indirectly, controlled by Banco Bradesco S.A. (sheet 1/2):

a.     name: Maurício Machado de Minas

b.    position at Bradesco: Executive Vice-President Director

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Subsidiary	2013		Subsidiary	2014		Subsidiary
		Position	Note:		Position	Note:		Position	Note:
Banco Alvorada S.A.	33.870.163/0001-84	-	-	-	-	-	-	Director	-	Direct
Banco Boavista Interatlântico S.A.	33.485.541/0001-06	-	-	-	-	-	-	Director	-	Direct
Banco Bradescard S.A.	04.184.779/0001-01	-	-	-	-	-	-	Director Deputy Chairman	-	Indirect
Banco Bradesco BBI S.A.	06.271.464/0001-19	-	-	-	-	-	-	Director Deputy Chairman	-	Direct
Banco Bradesco BERJ S.A.	33.147.315/0001-15	-	-	-	-	-	-	Director Deputy Chairman	-	Indirect
Banco Bradesco Cartões S.A.	59.438.325/0001-01	-	-	-	-	-	-	Director Deputy Chairman	-	Direct
Banco Bradesco Financiamentos S.A.	07.207.996/0001-50	-	-	-	-	-	-	Director Deputy Chairman	-	Direct
Bradescard Elo Participações S.A.	09.226.818/0001-00	-	-	-	-	-	-	Director	-	Indirect
Bradesco Administradora de Consórcios Ltda.	52.568.821/0001-22	-	-	-	-	-	-	Director Deputy Chairman	-	Direct
Bradesco Leasing S.A. - Leasing	47.509.120/0001-82	-	-	-	-	-	-	Director Deputy Chairman	-	Direct
Bradesplan Participações Ltda.	61.782.769/0001-01	-	-	-	-	-	-	Director	-	Indirect
Columbus Holdings S.A.	09.092.789/0001-22	-	-	-	-	-	-	Director	-	Indirect
Companhia Securitizadora de Créditos Financeiros Rubi	01.222.069/0001-22	-	-	-	-	-	-	Director	-	Direct
CPM Braxis S.A.	65.599.953/0001-63	Deputy Member Member of the Board of Directors	-	Indirect	Deputy Member Member of the Board of Directors	-	Indirect	Deputy Member Member of the Board of Directors	-	Indirect
Scopus Soluções em TI Ltda.	14.380.750/0001-40	-	-	-	-	-	-	Chief Executive Officer	-	Indirect
Scopus Tecnologia Ltda.	47.379.565/0001-95	-	-	-	Chief Executive Officer	-	Indirect	Chief Executive Officer	Mandate ended in December The company was sold.	Indirect
Tempo Serviços Ltda.	58.503.129/0001-00	-	-	-	-	-	-	Director Deputy Chairman	-	Indirect
União Participações Ltda.	05.892.410/0001-08	-	-	-	-	-	-	Director	-	Indirect

222 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relations maintained, in the last 3 fiscal years, between Mr. Maurício Machado de Minas and direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Maurício Machado de Minas

b.    position at Bradesco: Executive Vice-President Director

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Controlling shareholder	2013		Controlling shareholder	2014		Controlling shareholder
		Position	Note:		Position	Note:		Position	Note:
BBD Participações S.A.	07.838.611/0001-52	-	-	-	-	-	-	Member of the Board of Directors	-	Indirect:
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	-	-	-	-	-	-	Member of the Board of Directors	-	Direct
Fundação Bradesco	60.701.521/0001-06	-	-	-	-	-	-	Member of the Managing Board and Managing Director	-	Direct
NCF Participações S.A.	04.233.319/0001-18	-	-	-	-	-	-	Director	-	Direct
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47	-	-	-	-	-	-	Director	-	Indirect:

223 - Reference Form - 2015

12. General shareholders’ meeting and administration

Marcelo de Araújo Noronha

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a. name: Marcelo de Araújo Noronha

b. age: 49 years old

c. profession: Banking Employee

d. CPF [Individual Person Taxpayer's Registry] or passport number: CPF 360.668.504/15

e. elective position: Executive Vice-President Director

f. date of election: 3.10.2015

g. date of inauguration: 4.27.2015

h. Term of Office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i.  other positions or functions exercised in Bradesco: Participates in Committees, as listed in section 12.12.

j.  indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Refer to item 12.12.

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Executive Vice-President, whose function, according to the Bylaws, is to collaborate with the Chief Executive Officer in the performance of their duties.

From 1.3.2012 to 2.3.2015 held the position of Managing Executive Director whose function, in accordance with the Bylaws, was the performance of the tasks that were assigned.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

Name of the company: Bradesco Leasing S.A. – Leasing Company

Position and related tasks Vice-President Director, whose role, according to the bylaws, is cooperate with the Chief Executive Officer in the performance of its duties, oversee and coordinate the concerning areas.

Main activity of the company in which such experiences have taken place, highlighting companies or organizations that belong to the (i) issuer’s economic group, or (ii) partners directly or indirectly holding 5% or more of one same class type of the issuer’s securities

224 - Reference Form - 2015

12. General shareholders’ meeting and administration

Main activity of the Company Leasing operations exclusively, observing the provisions of the regulation in force.

Companies that belong to the shareholders' group, directly or indirectly holding 5% or more of one same class type of Bradesco Leasing’s securities:

- Controlling Group

Direct: Banco Bradesco S.A.

Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Others

Aguiar Family

company name: Cielo S.A.

position and functions inherent to the position: Effective Member of the Board of Directors whose Advisor assignments are the same as those of the Board of Directors set out in Law and the Bylaws of the Company.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activities of the company: (a) the provision of accreditation services to merchants and service provider establishments for the acceptance of credit and debit cards, as well as other means of payment or electronic means required for registration and approval of non-financial transactions; (b) the lease, supply and provision of installation and maintenance of solutions and electronic or manual means for the capture and processing of data relating to transactions arising from use of credit and debit cards, as well as with other means of payment or electronic means required for registration and approval of non-financial transactions and electronic data of any nature which may be carried over in electronic network; (c) provision of installation services and maintenance of solutions and electronic media for commercial automation; (d) the administration of payments and receipts to the network of accredited establishments, upon capture, transmission, data processing and settlement of electronic and manual transactions with credit cards and debit cards, as well as other means of payment and electronic or manual means for non-financial transactions, as well as the maintenance of schedules of such values in computer systems; (e) the representation of national and international franchise manual and electronic means of payment; (f) the participation in other companies as a partner or shareholder, directly or indirectly, in Brazil or abroad; (g) the provision of financial product distribution, insurance, health insurance and private pensions; and (h) other related activities, development of the company's interest.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Cielo S.A.:

- Controlling Stockholder:

BB Banco de Investimento S.A., Columbus Holding S.A.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

2.5.2004 - Department Officer

12.17.2010 – Executive Deputy Director

1.3.2012 – Executive Managing Director

Since 2.4.2015 - Executive Vice-President Director

Bradesco Leasing S.A. – Leasing Company

Since 4.30.2015-Vice President

Cielo S.A.

Since 5.3.2011 - Effective Member of the Board of Directors

225 - Reference Form - 2015

12. General shareholders’ meeting and administration

b. Description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in administrative proceedings of the CVM and the penalties

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a. administrators of the issuer

None.

b. (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c. (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d. (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a. subsidiary, directly or indirectly, controlled by Bradesco:

REFER TO ANNEX.

b. direct or indirect controller of Bradesco:

REFER TO ANNEX.

  c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

226 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10 a. - Subordination relations maintained, in the last 3 fiscal years, between Mr. Marcelo de Araújo Noronha and the subsidiaries, directly or indirectly, controlled by Banco Bradesco S.A. (sheet 1/2):

a.     name: Marcelo de Araújo Noronha

b.    position at Bradesco: Executive Vice-President Director

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Subsidiary	2013		Subsidiary	2014		Subsidiary
		Position	Note:		Position	Note:		Position	Note:
Alpha Serviços de Rede de Autoatendimento S.A.	09.092.759/0001-16	Director	-	Indirect	Director	Mandate ended in April	Indirect	-	-	-
Banco Bradescard S.A.	04.184.779/0001-01	Superintendent Director	-	Indirect	Superintendent Director	-	Indirect	Superintendent Director	-	Indirect
Banco Bradesco Cartões S.A.	59.438.325/0001-01	Superintendent Director	-	Direct	Superintendent Director	-	Direct	Superintendent Director	-	Direct
Banco Bradesco Financiamentos S.A.	07.207.996/0001-50	Managing Director	-	Direct	Managing Director	-	Direct	Managing Director	Mandate ended in April	Direct
Cielo S.A.	01.027.058/0001-91	Effective Member of the Board of Directors	-	Indirect	Effective Member of the Board of Directors	-	Indirect	Effective Member of the Board of Directors	-	Indirect
Companhia Brasileira de Soluções e Serviços	04.740.876/0001-25	Vice Chairman	-	Indirect	Vice Chairman	-	Indirect	Vice Chairman	-	Indirect
Elo Participações S.A.	09.227.099/0001-33	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect
Elo Serviços S.A.	09.227.084/0001-75	-	-	-	-	-	-	Member of the Board of Directors	-	Indirect

227 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relations maintained, in the last 3 fiscal years, between Mr. Marcelo de Araújo Noronha and direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Marcelo de Araújo Noronha

b.    position at Bradesco: Executive Vice-President Director

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Controlling shareholder	2013		Controlling shareholder	2014		Controlling shareholder
		Position	Note:		Position	Note:		Position	Note:
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct

228 - Reference Form - 2015

12. General shareholders’ meeting and administration

André Rodrigues Cano

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a. name: André Rodrigues Cano

b. age: 56 years old

c. profession: Banking Employee

d. CPF [Individual Person Taxpayer's Registry] or passport number: CPF 005.908.058/27

e. elective position: Executive Managing Director

f. date of election: 3.10.2015

g. date of inauguration: 4.27.2015

h. Term of Office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i.  other positions or functions exercised in Bradesco: Participates in Committee, as listed in section 12.12.

j.  indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Refer to item 12.12.

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Managing Executive Director whose function, in accordance with the Bylaws, is the performance of the tasks that were assigned.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

12.3.2001 to 9.12.2008 - Department Officer

12.8.2009 - Department Officer

12.17.2010 – Executive Deputy Director

Since 1.3.2012 – Executive Managing Director

229 - Reference Form - 2015

12. General shareholders’ meeting and administration

b. Description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in administrative proceedings of the CVM and the penalties

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a. administrators of the issuer

None.

b. (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c. (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d. (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a. subsidiary, directly or indirectly, controlled by the issuer:

None.

b. direct or indirect controller of Bradesco:

REFER TO ANNEX.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

230 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relations maintained, in the last 3 fiscal years, between Mr. André Rodrigues Cano and direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.    name: André Rodrigues Cano

b.    position at Bradesco: Executive Managing Director

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Controlling shareholder	2013		Controlling shareholder	2014		Controlling shareholder
		Position	Note:		Position	Note:		Position	Note:
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct

231 - Reference Form - 2015

12. General shareholders’ meeting and administration

Luiz Carlos Angelotti

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.      name: Luiz Carlos Angelotti

b.      age: 50 years old

c.      profession: Banking Employee

d.      CPF [Individual Person Taxpayer's Registry] or passport number: CPF 058.042.738/25

e.      elective position: Executive Managing Director

f.       date of election: 3.10.2015

g.      date of inauguration: 4.27.2015

h.     Term of Office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i.     other positions or functions exercised in Bradesco: Investor Relations Director Participates in Committees, as listed in section 12.12.

j.       indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Refer to item 12.12.

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Managing Executive Director whose function, in accordance with the Bylaws, is the performance of the tasks that were assigned.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

company name: Bradesco Leasing S.A. - Leasing

position and functions inherent to the position: Managing Director, whose function, according to the Bylaws, is the performance of the functions assigned to them, and to report to the Chief Executive Officer and Deputy Chief Executive Officers.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

232 - Reference Form - 2015

12. General shareholders’ meeting and administration

Main activity of the company: Exclusively, the practice of leasing operations, in compliance with the legislation in force.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco Leasing:

- Controlling Stockholder:

Direct: Banco Bradesco S.A.

Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

3.15.2002 - Department Officer

12.17.2010 – Executive Deputy Director

Since 1.3.2012 – Executive Managing Director

Bradesco Leasing S.A. - Leasing

Since 4.30.2012 - Managing Director

b. Description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in administrative proceedings of the CVM and the penalties

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a. administrators of the issuer

None.

b. (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c. (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d. (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a. subsidiary, directly or indirectly, controlled by Bradesco:

REFER TO ANNEX.

b. direct or indirect controller of Bradesco:

REFER TO ANNEX.

233 - Reference Form - 2015

12. General shareholders’ meeting and administration

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

234 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10 a. - Subordination relations maintained, in the last 3 fiscal years, between Mr. Luiz Carlos Trabuco Cappi and the subsidiaries, directly or indirectly, controlled by Banco Bradesco S.A. (sheet 1/1):

a.     name: Luiz Carlos Angelotti

b.    position at Bradesco: Executive Managing Director

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Subsidiary	2013		Subsidiary	2014		Subsidiary
		Position	Note:		Position	Note:		Position	Note:
Banco Bradesco BERJ S.A.	33.147.315/0001-15	Managing Director	-	Direct	Managing Director	-	Direct	Managing Director	-	Indirect
Bradesco Leasing S.A. - Leasing	47.509.120/0001-82	Managing Director	-	Direct	Managing Director	-	Direct	Managing Director	-	Direct
Elo Participações S.A.	09.227.099/0001-33	Member of the Board of Directors	Mandate ended in September	Indirect	-	-	-	-	-	-

235 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

 Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relations maintained, in the last 3 fiscal years, between Mr. Luiz Carlos Angelotti and direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Luiz Carlos Angelotti

b.    position at Bradesco: Executive Managing Director

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Controlling shareholder	2013		Controlling shareholder	2014		Controlling shareholder
		Position	Note:		Position	Note:		Position	Note:
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct

236 - Reference Form - 2015

12. General shareholders’ meeting and administration

Nilton Pelegrino Nogueira

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a. name: Nilton Pelegrino Nogueira

b. age: 61 years old

c. profession: Banking Employee

d. CPF [Individual Person Taxpayer's Registry] or passport number: CPF 680.389.338/34

e. elective position: Executive Managing Director

f. date of election: 3.10.2015

g. date of inauguration: 4.27.2015

h. Term of Office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i.  other positions or functions exercised at the issuer: None.

j.  indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Not Applicable

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Managing Executive Director whose function, in accordance with the Bylaws, is the performance of the tasks that were assigned.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

2.13.1995 to 9.29.2000 - Regional Director

3.15.2002 - Department Officer

12.17.2010 – Executive Deputy Director

Since 1.3.2012 – Executive Managing Director

237 - Reference Form - 2015

12. General shareholders’ meeting and administration

b. Description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in administrative proceedings of the CVM and the penalties

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a. administrators of the issuer

None.

b. (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c. (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d. (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a. subsidiary, directly or indirectly, controlled by Bradesco:

REFER TO ANNEX.

b. direct or indirect controller of Bradesco:

REFER TO ANNEX.

.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

238 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10 a. - Subordination relations maintained, in the last 3 financial years, between Mr. Nilton Pelegrino Nogueira and the subsidiaries, directly or indirectly, controlled by Banco Bradesco S.A. (sheet 1/1):

a.      name: Nilton Pelegrino Nogueira

b.   position at Bradesco: Executive Managing Director

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Subsidiary	2013		Subsidiary	2014		Subsidiary
		Position	Note:		Position	Note:		Position	Note:
Bradesco Administradora de Consórcios Ltda.	52.568.821/0001-22	Superintendent Director	Mandate ended in April	Direct	-	-	-	-	-	-

239 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relations maintained in the last 3 fiscal years between Mr. Nilton Pelegrino Nogueira and direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Nilton Pelegrino Nogueira

b.    position at Bradesco: Executive Managing Director

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Controlling shareholder	2013		Controlling shareholder	2014		Controlling shareholder
		Position	Note:		Position	Note:		Position	Note:
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct

240 - Reference Form - 2015

12. General shareholders’ meeting and administration

André Marcelo da Silva Prado

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a. name: André Marcelo da Silva Prado

b. age: 53 years old

c. profession: Banking Employee

d. CPF [Individual Person Taxpayer's Registry] or passport number: CPF 797.052.867/87

e. elective position: Executive Managing Director

f. date of election: 3.10.2015

g. date of inauguration: 4.27.2015

h. Term of Office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i.other positions or functions exercised at the issuer: None.

j. indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Not Applicable

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Managing Executive Director whose function, in accordance with the Bylaws, is the performance of the tasks that were assigned.

From 1.3.2012 to 1.30.2014 held the position of Managing Executive Director whose function, in accordance with the Bylaws, was the performance of the tasks that were assigned by the Deputy Chairmen and Executive Managing Directors.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

12.18.2009 - Department Officer

1.3.2012 – Executive Deputy Director

Since 1.31.2014 – Executive Managing Director

241 - Reference Form - 2015

12. General shareholders’ meeting and administration

b. Description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in administrative proceedings of the CVM and the penalties

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a. administrators of the issuer

None.

b. (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c. (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d. (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a. subsidiary, directly or indirectly, controlled by the issuer:

None.

b.  direct or indirect controller of Bradesco:

REFER TO ANNEX.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

242 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

    Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relations maintained, in the last 3 fiscal years, between Mr. André Marcelo da Silva Prado and direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: André Marcelo da Silva Prado

b.    position at Bradesco: Executive Managing Director

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Controlling shareholder	2013		Controlling shareholder	2014		Controlling shareholder
		Position	Note:		Position	Note:		Position	Note:
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct

243 - Reference Form - 2015

12. General shareholders’ meeting and administration

Luiz Fernando Peres

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a. name: Luiz Fernando Peres

b. age: 64 years old

c. profession: Banking Employee

d. CPF [Individual Person Taxpayer's Registry] or passport number: CPF 411.482.078/72

e. elective position: Executive Managing Director

f. date of election: 3.10.2015

g. date of inauguration: 4.27.2015

h. Term of Office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i. other positions or functions exercised at the issuer: None.

j. indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Not Applicable

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Managing Executive Director whose function, in accordance with the Bylaws, is the performance of the tasks that were assigned.

From 1.3.2012 to 1.30.2014 held the position of Managing Executive Director whose function, in accordance with the Bylaws, was the performance of the tasks that were assigned by the Deputy Chairmen and Executive Managing Directors.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

6.30.1999 - Department Officer

1.3.2012 – Executive Deputy Director

Since 1.31.2014 – Executive Managing Director

244 - Reference Form - 2015

12. General shareholders’ meeting and administration

b. Description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in administrative proceedings of the CVM and the penalties

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a. administrators of the issuer

None.

b. (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c. (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d. (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a. subsidiary, directly or indirectly, controlled by the issuer:

None.

b. direct or indirect controller of Bradesco:

REFER TO ANNEX.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

245 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relations maintained, in the last 3 fiscal years, between Mr. Luiz Fernando Peres and direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a. name: Luiz Fernando Peres

b. position at Bradesco: Executive Managing Director

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Controlling shareholder	2013		Controlling shareholder	2014		Controlling shareholder
		Position	Note:		Position	Note:		Position	Note:
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct

246 - Reference Form - 2015

12. General shareholders’ meeting and administration

Altair Antônio de Souza

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a. name: Altair Antônio de Souza

b. age: 54 years old

c. profession: Banking Employee

d. CPF [Individual Person Taxpayer's Registry] or passport number: CPF 244.092.606/00

e. elective position: Executive Managing Director

f.  date of election: 3.10.2015

g. date of inauguration: 4.27.2015

h. term of office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i.  other positions or functions exercised at the issuer: None.

j.  indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Not Applicable

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Managing Executive Director whose function, in accordance with the Bylaws, is the performance of the tasks that were assigned.

From 1.3.2012 to 2.3.2015 held the position of Managing Executive Director whose function, in accordance with the Bylaws, was the performance of the tasks that were assigned by the Deputy Chairmen and Executive Managing Directors.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

8.4.1998 - Director

1.2.2009 - Department Officer

1.3.2012 – Executive Deputy Director

247 - Reference Form - 2015

12. General shareholders’ meeting and administration

Since 2.4.2015 – Executive Managing Director

b. Description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in administrative proceedings of the CVM and the penalties

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a. administrators of the issuer

None.

b. (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c. (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d. (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a. subsidiary, directly or indirectly, controlled by Bradesco:

REFER TO ANNEX.

b. direct or indirect controller of Bradesco:

REFER TO ANNEX.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

248 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10 a. - Subordination relations maintained, in the last 3 fiscal years, between Mr. Altair Antônio de Souza and the subsidiaries, directly or indirectly, controlled by Banco Bradesco S.A. (sheet 1/1):

a.     name: Altair Antônio de Souza

b.    position at Bradesco: Executive Managing Director

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Subsidiary	2013		Subsidiary	2014		Subsidiary
		Position	Note:		Position	Note:		Position	Note:
Banco Bradesco Financiamentos S.A.	07.207.996/0001-50	-	-	-	-	-	-	Managing Director	-	Direct

249 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relations maintained, in the last 3 fiscal years, between Mr. Altair Antônio de Souza and direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Altair Antônio de Souza

b.    position at Bradesco: Executive Managing Director

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Controlling shareholder	2013		Controlling shareholder	2014		Controlling shareholder
		Position	Note:		Position	Note:		Position	Note:
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct

250 - Reference Form - 2015

12. General shareholders’ meeting and administration

Denise Pauli Pavarina

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.   name: Denise Pauli Pavarina

b.   age: 52 years old

c.   profession: Banking

d.   CPF [Individual Person Taxpayer's Registry] or passport number: CPF 076.818.858/03

e.   elective position: Executive Director Manager

f.    date of election: 3.10.2015

g.   date of inauguration: 4.27.2015

h.    Term of Office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i.    other positions or functions exercised at the issuer: None.

j.    indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

None.

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Managing Executive Director whose function, in accordance with the Bylaws, is the performance of the tasks that were assigned.

From 1.3.2012 to 2.3.2015 held the position of Managing Executive Director whose function, in accordance with the Bylaws, was the performance of the tasks that were assigned by the Deputy Chairmen and Executive Managing Directors.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

1.15.2001 to 1.22.2007 - Department Officer

12.8.2009 - Department Officer

1.3.2012 - Executive Deputy Director

251 - Reference Form - 2015

12. General shareholders’ meeting and administration

Since 2.4.2015 - Executive Managing Director

Alpargatas S.A.

(formerly São Paulo Alpargatas S.A.)

9.9.2001 to 1.20.2003 - Senior Member of the Board of Directors

Cielo S.A.

9.22.2008 to 7.1.2009 - Member of the Board of Directors (record on CVM awarded on 6.25.2009)

b. Description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in administrative proceedings of the CVM and the penalties

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a. administrators of the issuer

None.

b. (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c. (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d. (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a. subsidiary, directly or indirectly, controlled by Bradesco:

REFER TO ANNEX.

b. direct or indirect controller of Bradesco:

REFER TO ANNEX.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

252 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10 a. - Subordination relations maintained, in the last 3 financial years, between Ms. Denise Pauli Pavarina and the subsidiaries, directly or indirectly, controlled by Banco Bradesco S.A. (sheet 1/1):

c.     name: Denise Pauli Pavarina

d.    position at Bradesco: Executive Director Manager

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Subsidiary	2013		Subsidiary	2014		Subsidiary
		Position	Note:		Position	Note:		Position	Note:
BRAM - Bradesco Asset Management S.A. Distributor of Bonds and Securities	62.375.134/0001-44	Managing Director	-	Indirect	Managing Director	-	Indirect	Managing Director	-	Indirect

253 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relations maintained, in the last 3 fiscal years, between Ms. Denise Pauli Pavarina and direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Denise Pauli Pavarina

b.    position at Bradesco: Executive Director Manager

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Controlling shareholder	2013		Controlling shareholder	2014		Controlling shareholder
		Position	Note:		Position	Note:		Position	Note:
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct

254 - Reference Form - 2015

12. General shareholders’ meeting and administration

Moacir Nachbar Junior

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a. name: Moacir Nachbar Junior

b. age: 50 years old

c. profession: Banking Employee

d. CPF [Individual Person Taxpayer's Registry] or passport number: CPF 062.947.708/66

e. elective position: Executive Managing Director

f. date of election: 3.10.2015

g. date of inauguration: 4.27.2015

h. Term of Office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i.  other positions or functions exercised in Bradesco: Participates in Committees, as listed in section 12.12.

j. indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Refer to item 12.12.

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Managing Executive Director whose function, in accordance with the Bylaws, is the performance of the tasks that were assigned.

From 1.3.2012 to 2.3.2015 held the position of Managing Executive Director whose function, in accordance with the Bylaws, was the performance of the tasks that were assigned by the Deputy Chairmen and Executive Managing Directors.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

3.10.2005 - Department Officer

1.3.2012 – Executive Deputy Director

Since 2.4.2015 – Executive Managing Director

255 - Reference Form - 2015

12. General shareholders’ meeting and administration

b. Description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in administrative proceedings of the CVM and the penalties

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a. administrators of the issuer

None.

b. (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c. (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d. (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a. subsidiary, directly or indirectly, controlled by the issuer:

None.

b. direct or indirect controller of Bradesco:

REFER TO ANNEX.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

256 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relations maintained, in the last 3 fiscal years, between Mr. Moacir Nachbar Junior and direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Moacir Nachbar Junior

b.    position at Bradesco: Executive Managing Director

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Controlling shareholder	2013		Controlling shareholder	2014		Controlling shareholder
		Position	Note:		Position	Note:		Position	Note:
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct

257 - Reference Form - 2015

12. General shareholders’ meeting and administration

Octavio de Lazari Junior

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a. name: Octavio de Lazari Junior

b. age: 51 years old

c. profession: Banking Employee

d. CPF [Individual Person Taxpayer's Registry] or passport number: CPF 044.745.768/37

e. elective position: Executive Managing Director

f. date of election: 3.10.2015

g. date of inauguration: 4.27.2015

h. term of office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i.  other positions or functions exercised in Bradesco: Participates in Committee, as listed in section 12.12.

j.  indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Refer to item 12.12.

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Managing Executive Director whose function, in accordance with the Bylaws, is the performance of the tasks that were assigned.

From 1.3.2012 to 2.3.2015 held the position of Managing Executive Director whose function, in accordance with the Bylaws, was the performance of the tasks that were assigned by the Deputy Chairmen and Executive Managing Directors.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

5.25.2009 - Director

8.2.2010 - Department Officer

258 - Reference Form - 2015

12. General shareholders’ meeting and administration

1.3.2012 – Executive Deputy Director

Since 2.4.2015 – Executive Managing Director

CIBRASEC - Companhia Brasileira de Securitização

4.27.2012 to 4.24.2015 - Senior Member of the Board of Directors

b. Description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in administrative proceedings of the CVM and the penalties

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a. administrators of the issuer

None.

b. (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c. (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d. (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a. subsidiary, directly or indirectly, controlled by the issuer:

None.

b. direct or indirect controller of Bradesco:

REFER TO ANNEX.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

259 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relations maintained, in the last 3 fiscal years, between Mr. Octavio de Lazari Junior and direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Octavio de Lazari Junior

b.    position at Bradesco: Executive Managing Director

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Controlling shareholder	2013		Controlling shareholder	2014		Controlling shareholder
		Position	Note:		Position	Note:		Position	Note:
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct

260 - Reference Form - 2015

12. General shareholders’ meeting and administration

Cassiano Ricardo Scarpelli

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.   name: Cassiano Ricardo Scarpelli

b.   age: 46 years old

c.   profession: Banking Employee

d.   CPF [Individual Person Taxpayer's Registry] or passport number: CPF 082.633.238/27

e.   elective position: Executive Deputy Director

f.    date of election: 3.10.2015

g.   date of inauguration: 4.27.2015

h.    Term of Office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i.    other positions or functions exercised at the issuer: None.

j.    indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Not Applicable

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Managing Executive Director whose function, in accordance with the Bylaws, was the performance of the tasks that are assigned by the Deputy Chairmen and Executive Managing Directors.

From 8.2.2015 12.3.2007 held the position of Director, Departmental whose function, according to the Bylaws, was to conduct the activities of the Department under his command and advise the other members of the Board of Executive Officers.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

3.12.2007 - Department Officer

Since 2.9.2015 – Executive Deputy Director

261 - Reference Form - 2015

12. General shareholders’ meeting and administration

Alpargatas S.A.

(formerly São Paulo Alpargatas S.A.)

11.9.2001 to 1.20.2003 - Deputy Member Member of the Board of Directors

Iochpe-Maxion S.A.

4.27.2000 - Deputy Member Member of the Board of Directors

24.3.2003 to 3.22.2004 - Senior Member of the Board of Directors

b. Description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in administrative proceedings of the CVM and the penalties

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a. administrators of the issuer

None.

b. (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c, (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d. (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a. subsidiary, directly or indirectly, controlled by the issuer:

None.

b. direct or indirect controller of Bradesco:

 REFER TO ANNEX.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

262 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relations maintained in the last 3 fiscal years between Mr. Cassiano Ricardo Scarpelli and direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Cassiano Ricardo Scarpelli

b.    position at Bradesco: Executive Deputy Director

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Controlling shareholder	2013		Controlling shareholder	2014		Controlling shareholder
		Position	Note:		Position	Note:		Position	Note:
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct

263 - Reference Form - 2015

12. General shareholders’ meeting and administration

Eurico Ramos Fabri

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.   name: Eurico Ramos Fabri

b.   age: 42 years old

c.   profession: Banking Employee

d.   CPF [Individual Person Taxpayer's Registry] or passport number: CPF 248.468.208/58

e.   elective position: Executive Deputy Director

f.    date of election: 3.10.2015

g.   date of inauguration: 4.27.2015

h.   Term of Office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i.    other positions or functions exercised at the issuer: None.

j.    indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Not Applicable

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Managing Executive Director whose function, in accordance with the Bylaws, was the performance of the tasks that are assigned by the Deputy Chairmen and Executive Managing Directors.

From 3.2.2015 3.1.2012 held the position of Department Officer whose function, according to the Bylaws, was to conduct the activities of the Department under his command and advise the other members of the Board of Executive Officers.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

company name: Finasa Promotora de Vendas Ltda. (currently BF Promotora de Vendas Ltda.)

position and functions inherent to the position: From 21.7.2008 to 25.4.2011, Director, whose function, according to the Articles of Incorporation, was to coordinate and direct the activities of their respective areas, reporting to the Chief Executive Officer, to the Deputy Chairmen and to the Managing Director.

264 - Reference Form - 2015

12. General shareholders’ meeting and administration

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Provision of services: a) technical and financial advice and assistance; b) business intermediation, collection, filling in and forwarding of documents on the free market of motor vehicles and other movable property, according to the identification and verification of potential buyers and sellers, via preparation, analysis and proof of registration certificates, credit approval, marketing assistance and risk selection.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Finasa Promotora de Vendas Ltda. (currently BF Promotora de Vendas Ltda.):

- Controlling Stockholder:

Direct: Banco Bradesco Financiamentos S.A.

Indirect: Banco Bradesco S.A.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

12.17.2010 - Director

1.3.2012 - Department Officer

Since 2.4.2015 – Executive Deputy Director

b. description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in administrative proceedings of the CVM and the penalties

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a. administrators of the issuer

None.

b. (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c.   (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d.   (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

265 - Reference Form - 2015

12. General shareholders’ meeting and administration

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a.   subsidiary, directly or indirectly, controlled by the issuer:

None.

b.   direct or indirect controller of the issuer

None.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

266 - Reference Form - 2015

12. General shareholders’ meeting and administration

Marlene Morán Millan

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.   name: Marlene Morán Millan

b.   age: 51 years old

c.   profession: Banking

d.   CPF [Individual Person Taxpayer's Registry] or passport number: CPF 076.656.518/10

e.   elective position: Executive Deputy Director

f.    date of election: 3.10.2015

g.   date of inauguration: 4.27.2015

h.   term of office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i.    other positions or functions exercised in Bradesco: Participates in Committees, as listed in section 12.12.

j.    indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Refer to item 12.12.

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Managing Executive Director whose function, in accordance with the Bylaws, was the performance of the tasks that are assigned by the Deputy Chairmen and Executive Managing Directors.

From 3.12.2015 to 3.2.2007 held the position of Department Officer whose function, according to the Bylaws, was to conduct the activities of the Department under his command and advise the other members of the Board of Executive Officers.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

3.12.2007 - Department Officer

Since 2.4.2015 - Executive Deputy Director

267 - Reference Form - 2015

12. General shareholders’ meeting and administration

b. Description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in administrative proceedings of the CVM and the penalties

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a.   administrators of the issuer

None.

b.   (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c.   (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d.   (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a.   subsidiary, directly or indirectly, controlled by the issuer:

None.

b.   direct or indirect controller of Bradesco:

REFER TO ANNEX.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

268 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relations maintained, in the last 3 fiscal years, between Ms. Marlene Morán Millan and direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Marlene Morán Millan

b.    position at Bradesco: Executive Deputy Director

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Controlling shareholder	2013		Controlling shareholder	2014		Controlling shareholder
		Position	Note:		Position	Note:		Position	Note:
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct

269 - Reference Form - 2015

12. General shareholders’ meeting and administration

Renato Ejnisman

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.   name: Renato Ejnisman

b.   age: 45 years old

c.   profession: Banking Employee

d.   CPF [Individual Person Taxpayer's Registry] or passport number: CPF 136.865.628/55

e.   elective position: Executive Deputy Director

f.    date of election: 3.10.2015

g.   date of inauguration: 4.27.2015

h.   term of office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i.    other positions or functions exercised at the issuer: None.

j.    indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Not Applicable

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Managing Executive Director whose function, in accordance with the Bylaws, was the performance of the tasks that are assigned by the Deputy Chairmen and Executive Managing Directors.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

company name: Banco Bradesco BBI S.A.

position and functions inherent to the position: Chief Executive Officer, whose function, according to the Bylaws, is to distribute between the Managing Director and directors, assignments in the various operational and administrative areas of the Company, reporting to the Chief Executive Officer and Deputy Chief Executive officers.

From 3.4.2011 to 2.19.2015 held the position of Managing Director, whose duty, according to the Bylaws, was to perform the functions assigned to them, and to report to the Chief Executive Officer and Deputy Chief Executive Officers.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

270 - Reference Form - 2015

12. General shareholders’ meeting and administration

Main activity of the company: The practice of active, passive and ancillary operations inherent to the respective authorized portfolios (commercial, investment, credit, financing and investment, and real estate loans), including foreign exchange and securities administration, in accordance with the legal provisions and regulations in force.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of BBI:

- Controlling Stockholder:

Direct: Banco Bradesco S.A.

Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

company name: Ágora Corretora de Títulos e Valores Mobiliários S.A.

position and functions inherent to the position: Chief Executive Officer between September 2014 and February 2015, whose duties, in accordance with the Bylaws, included chairing meetings of the Board of Directors, supervise and coordinate the action of its members.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Operate in premises or within system maintained by the stock exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Ágora Corretora:

- Controlling Stockholder:

Direct: Banco Bradesco BBI S.A.

Indirect: Banco Bradesco S.A.

company name: Bradesco S.A. Corretora de Títulos e Valores Mobiliários position and functions inherent to the position: Chief Executive Officer between September 2014 and February 2015, whose duties, in accordance with the Bylaws, included chairing meetings of the Board of Directors, supervise and coordinate the action of its members.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Operate in the sport, forward, futures and options market, organized by the Stock Exchanges, for commodities and futures.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco Corretora:

- Controlling Stockholder:

Direct: Banco Bradesco BBI S.A.

Indirect: Banco Bradesco S.A.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

Since 2.4.2015 – Executive Deputy Director

b. description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

None.

271 - Reference Form - 2015

12. General shareholders’ meeting and administration

ii. any conviction in administrative proceedings of the CVM and the penalties

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a.      administrators of the issuer

None.

b.      (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c.      (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d.      (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a.   subsidiary, directly or indirectly, controlled by Bradesco:

REFER TO ANNEX.

b.   direct or indirect controller of the issuer

None.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

272 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

12.10 Item a. - Subordination relations maintained in the last 3 fiscal years between Mr. Renato Ejnisman and the subsidiaries, directly or indirectly, controlled by Banco Bradesco S.A. (sheet 1/1):

a.     Name: Renato Ejnisman

b.    Position held at Bradesco: Executive Deputy Director

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Subsidiary	2013		Subsidiary	2014		Subsidiary
		Position	Note:		Position	Note:		Position	Note:
Ágora Corretora de Títulos e Valores Mobiliários S.A.	74.014.747/0001-35	-	-	-	-	-	-	Chief Executive Officer	-	Indirect
Banco Bradesco BBI S.A.	06.271.464/0001-19	Managing Director	-	Direct	Managing Director	-	Direct	Managing Director	-	Direct
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	61.855.045/0001-32	-	-	-	-	-	-	Chief Executive Officer	-	Indirect
Bradesco Securities Hong Kong Limited	-	-	-	-	-	-	-	A member of the Board of Directors	-	Direct
Bradesco Securities, Inc.	-	-	-	-	-	-	-	A member of the Board of Directors	-	Direct
Bradesco Securities Uk Limited	-	-	-	-	-	-	-	A member of the Board of Directors	-	Direct

273 - Reference Form - 2015

12. General shareholders’ meeting and administration

Walkiria Schirrmeister Marchetti

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.   name: Walkiria Schirrmeister Marchetti

b.   age: 54 years old

c.   profession: Banking

d.   CPF [Individual Person Taxpayer's Registry] or passport number: CPF 048.844.738/09

e.   elective position: Executive Deputy Director

f.    date of election: 3.10.2015

g.   date of inauguration: 4.27.2015

h.   term of office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i.    other positions or functions exercised at the issuer: None.

j.    indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Not Applicable

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Managing Executive Director whose function, in accordance with the Bylaws, was the performance of the tasks that are assigned by the Deputy Chairmen and Executive Managing Directors.

From 3.12.2015 to 3.2.2007 held the position of Department Officer whose function, according to the Bylaws, was to conduct the activities of the Department under his command and advise the other members of the Board of Executive Officers.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

3.12.2007 - Department Officer

Since 2.4.2015 - Executive Deputy Director

274 - Reference Form - 2015

12. General shareholders’ meeting and administration

b. description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in administrative proceedings of the CVM and the penalties

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a.   administrators of the issuer

None.

b. (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c, (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d. (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a. subsidiary, directly or indirectly, controlled by the issuer:

None.

b.   direct or indirect controller of Bradesco:

REFER TO ANNEX.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

275 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relations maintained, in the last 3 fiscal years, between Ms. Walkiria Schirrmeister Marchetti and direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.  name: Walkiria Schirrmeister Marchetti

b. position at Bradesco: Executive Deputy Director

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Controlling shareholder	2013		Controlling shareholder	2014		Controlling shareholder
		Position	Note:		Position	Note:		Position	Note:
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct

276 - Reference Form - 2015

12. General shareholders’ meeting and administration

Department Officer

Alexandre Rappaport

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a. name: Alexandre Rappaport

b. age: 41 years old

c. profession: Banking Employee

d. CPF [Individual Person Taxpayer's Registry] or passport number: CPF 261.852.188/95

e. elective position: Department Officer

f. date of election: 3.10.2015

g. date of inauguration: 4.27.2015

h. Term of Office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i. other positions or functions exercised at the issuer: None.

j. indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Not Applicable

12.8. For each of the administrators and members of the Fiscal Council of the issuer, supply:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Department Officer whose function, according to the Bylaws, is to conduct the activities of the Department under his command and advise the other members of the Board of Executive Officers.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

company name: Banco Bradesco Cartões S.A.

position and functions inherent to the position: Director since December 2009, whose duties, in accordance with the Bylaws, are: collaborate with other Board members in the performance of their duties and supervise and coordinate the areas that are affected.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

277 - Reference Form - 2015

12. General shareholders’ meeting and administration

Main activity of the company: The practice of active, passive and ancillary operations inherent to the respective authorized portfolios (commercial, investment, credit, financing and investment, including foreign exchange, in accordance with the legal provisions and regulations in force.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Banco Bradesco Cartões S.A.:

- Controlling Stockholder:

Direct: Banco Bradesco S.A.

Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

company name: Cielo S.A.

position and functions inherent to the position: Effective Member of the Board of Directors whose Advisor assignments are the same as those of the Board of Directors set out in Law and the Bylaws of the Company.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activities of the company: (a) the provision of accreditation services to merchants and service provider establishments for the acceptance of credit and debit cards, as well as other means of payment or electronic means required for registration and approval of non-financial transactions; (b) the lease, supply and provision of installation and maintenance of solutions and electronic or manual means for the capture and processing of data relating to transactions arising from use of credit and debit cards, as well as with other means of payment or electronic means required for registration and approval of non-financial transactions and electronic data of any nature which may be carried over in electronic network; (c) provision of installation services and maintenance of solutions and electronic media for commercial automation; (d) the administration of payments and receipts to the network of accredited establishments, upon capture, transmission, data processing and settlement of electronic and manual transactions with credit cards and debit cards, as well as other means of payment and electronic or manual means for non-financial transactions, as well as the maintenance of schedules of such values in computer systems; (e) the representation of national and international franchise manual and electronic means of payment; (f) the participation in other companies as a partner or shareholder, directly or indirectly, in Brazil or abroad; (g) the provision of financial product distribution, insurance, health insurance and private pensions; and (h) other related activities, development of the company's interest.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Cielo S.A.:

- Controlling Stockholder:

BB Banco de Investimento S.A., Columbus Holding S.A.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

Since 1.20.2014 - Department Officer

Cielo S.A.

(formerly Companhia Brasileira de Meios de Pagamento)

Since 5.3.2011 - Effective Member of the Board of Directors

b. Description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in administrative proceedings of the CVM and the penalties

None.

278 - Reference Form - 2015

12. General shareholders’ meeting and administration

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a. administrators of the issuer

None.

b. (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c. (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d. (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a. subsidiary, directly or indirectly, controlled by Bradesco:

REFER TO ANNEX.

b. direct or indirect controller of the issuer

None.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

279 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10 a. - Subordination relations maintained, in the last 3 fiscal years, between Mr. Alexandre Rappaport and the subsidiaries, directly or indirectly, controlled by Banco Bradesco S.A. (sheet 1/1):

a.     name: Alexandre Rappaport

b.    position at Bradesco: Department Officer

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Subsidiary	2013		Subsidiary	2014		Subsidiary
		Position	Note:		Position	Note:		Position	Note:
Banco Bradescard S.A.	04.184.779/0001-01	Director	-	Indirect	Director	-	Indirect	Director	-	Indirect
Banco Bradesco Cartões S.A.	59.438.325/0001-01	Director	-	Direct	Director	-	Direct	Director	-	Direct
Cielo S.A.	01.027.058/0001-91	Effective Member of the Board of Directors	-	Indirect	Effective Member of the Board of Directors	-	Indirect	Effective Member of the Board of Directors	-	Indirect
Companhia Brasileira de Soluções e Serviços	04.740.876/0001-25	Effective Member of the Board of Directors	-	Indirect	Effective Member of the Board of Directors	-	Indirect	Effective Member of the Board of Directors	-	Indirect
Elo Participações S.A.	09.227.099/0001-33	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect
Elo Serviços S.A.	09.227.084/0001-75	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect

280 - Reference Form - 2015

12. General shareholders’ meeting and administration

Amilton Nieto

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.   name: Amilton Nieto

b.   age: 54 years old

c.   profession: Banking Employee

d.   CPF [Individual Person Taxpayer's Registry] or passport number: CPF 011.136.138/90

e.   elective position: Department Officer

f.    date of election: 3.10.2015

g.   date of inauguration: 4.27.2015

h.   Term of Office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i.    other positions or functions exercised at the issuer: None.

j.    indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Not Applicable

12.8. For each of the administrators and members of the Fiscal Council of the issuer, supply:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Department Officer whose function, according to the Bylaws, is to conduct the activities of the Department under his command and advise the other members of the Board of Executive Officers.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

Since 12.8.2009 - Department Officer

b. Description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in administrative proceedings of the CVM and the penalties

None.

281 - Reference Form - 2015

12. General shareholders’ meeting and administration

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a.   administrators of the issuer

None.

b.   (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c.   (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d.     (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a.   subsidiary, directly or indirectly, controlled by the issuer:

None.

b.   direct or indirect controller of Bradesco:

REFER TO ANNEX.

c.     in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

282 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relations maintained in the last 3 fiscal years between Mr. Amilton Nieto and direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

c.     name: Amilton Nieto

d.    position at Bradesco: Department Officer

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Controlling shareholder	2013		Controlling shareholder	2014		Controlling shareholder
		Position	Note:		Position	Note:		Position	Note:
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct

283 - Reference Form - 2015

12. General shareholders’ meeting and administration

André Bernardino da Cruz Filho

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a. name: André Bernardino da Cruz Filho

b. age: 55 years old

c. profession: Banking Employee

d. CPF [Individual Person Taxpayer's Registry] or passport number: CPF 192.221.224/53

e. elective position: Department Officer

f.  date of election: 3.10.2015

g. date of inauguration: 4.27.2015

h. Term of Office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i.  other positions or functions exercised at the issuer: None.

j.  indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Not Applicable

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Department Officer whose function, according to the Bylaws, is to conduct the activities of the Department under his command and advise the other members of the Board of Executive Officers.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

Since 12.7.2009 - Department Officer

b. Description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

None.

ii.   any conviction in administrative proceedings of the CVM and the penalties

284 - Reference Form - 2015

12. General shareholders’ meeting and administration

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity.

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a.   administrators of the issuer

None.

b.   (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c.   (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d.   (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a. subsidiary, directly or indirectly, controlled by the issuer:

None.

b. direct or indirect controller of Bradesco:

REFER TO ANNEX.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

285 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relations maintained in the last 3 fiscal years between Mr. André Bernardino da Cruz Filho and direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: André Bernardino da Cruz Filho

b.    position at Bradesco: Department Officer

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Controlling shareholder	2013		Controlling shareholder	2014		Controlling shareholder
		Position	Note:		Position	Note:		Position	Note:
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct

286 - Reference Form - 2015

12. General shareholders’ meeting and administration

Antonio Carlos Melhado

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a. name: Antonio Carlos Melhado

b. age: 55 years old

c. profession: Banking Employee

d. CPF [Individual Person Taxpayer's Registry] or passport number: CPF 851.955.538/15

e. elective position: Department Officer

f. date of election: 3.10.2015

g. date of inauguration: 4.27.2015

h. Term of Office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i.  other positions or functions exercised at the issuer: None.

j.  indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Not Applicable

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Department Officer whose function, according to the Bylaws, is to conduct the activities of the Department under his command and advise the other members of the Board of Executive Officers.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

8.2.2010 - Director

Since 6.1.2011 - Department Officer

b. description of any of the following events that have occurred during the last 5 years:

i.    any criminal conviction:

None.

287 - Reference Form - 2015

12. General shareholders’ meeting and administration

ii. any conviction in administrative proceedings of the CVM and the penalties

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a. administrators of the issuer

None.

b. (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c. (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d. (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a. subsidiary, directly or indirectly, controlled by the issuer:

None.

b. direct or indirect controller of Bradesco:

REFER TO ANNEX.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

288 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relations maintained, in the last 3 fiscal years, between Mr. Antonio Carlos Melhado and direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Antonio Carlos Melhado

b.    position at Bradesco: Department Officer

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Controlling shareholder	2013		Controlling shareholder	2014		Controlling shareholder
		Position	Note:		Position	Note:		Position	Note:
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct

289 - Reference Form - 2015

12. General shareholders’ meeting and administration

Antonio Gualberto Diniz

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.   name: Antonio Gualberto Diniz

b.   age: 53 years old

c.   profession: Banking Employee

d.   CPF [Individual Person Taxpayer's Registry] or passport number: CPF 053.485.748/56

e.   elective position: Department Officer

f.    date of election: 3.10.2015

g.   date of inauguration: 4.27.2015

h.   term of office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i.    other positions or functions exercised at the issuer: None.

j.    indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Not Applicable

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Department Officer whose function, according to the Bylaws, is to conduct the activities of the Department under his command and advise the other members of the Board of Executive Officers.

From 12.18.2009 the 2.3.2015 held the post of Regional Director, whose function, according to the Bylaws, was to guide and supervise the Service Points under their jurisdiction and to fulfill the duties that were assigned.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

12.18.2009 - Regional Director

Since 2.4.2015 - Department Officer

290 - Reference Form - 2015

12. General shareholders’ meeting and administration

b. description of any of the following events that have occurred during the last 5 years:

i.    any criminal conviction:

None.

ii.   any conviction in administrative proceedings of the CVM and the penalties

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity.

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a.      administrators of the issuer

None.

b.      (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c.      (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d.      (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a.   subsidiary, directly or indirectly, controlled by the issuer:

None.

b.   direct or indirect controller of the issuer

None.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

291 - Reference Form - 2015

12. General shareholders’ meeting and administration

Antonio José da Barbara

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.   name: Antonio José da Barbara

b.   age: 46 years old

c.   profession: Banking Employee

d.   CPF [Individual Person Taxpayer's Registry] or passport number: CPF 083.858.728/33

e.   elective position: Department Officer

f.    date of election: 3.10.2015

g.   date of inauguration: 4.27.2015

h.    Term of Office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i.    other positions or functions exercised in Bradesco: Participates in Committees, as listed in section 12.12.

j.    indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Refer to item 12.12.

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Department Officer whose function, according to the Bylaws, is to conduct the activities of the Department under his command and advise the other members of the Board of Executive Officers.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

5.25.2009 - Director

Since 12.18.2009 - Department Officer

b. Description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

292 - Reference Form - 2015

12. General shareholders’ meeting and administration

None.

ii. any conviction in administrative proceedings of the CVM and the penalties

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a.   administrators of the issuer

None.

b.   (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c.   (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d.   (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a.   subsidiary, directly or indirectly, controlled by the issuer:

None.

b.   direct or indirect controller of Bradesco:

REFER TO ANNEX.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

293 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relations maintained, in the last 3 fiscal years, between Mr. Antonio José da Barbara and direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Antonio José da Barbara

b.    position at Bradesco: Department Officer

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Controlling shareholder	2013		Controlling shareholder	2014		Controlling shareholder
		Position	Note:		Position	Note:		Position	Note:
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct

294 - Reference Form - 2015

12. General shareholders’ meeting and administration

Arnaldo Nissental

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.   name: Arnaldo Nissental

b.   age: 59 years old

c.   profession: Banking Employee

d.   CPF [Individual Person Taxpayer's Registry] or passport number: CPF 425.048.807/15

e.   elective position: Department Officer

f.    date of election: 3.10.2015

g.   date of inauguration: 4.27.2015

h.    Term of Office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i.    other positions or functions exercised at the issuer: None.

j.    indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Not Applicable

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Department Officer whose function, according to the Bylaws, is to conduct the activities of the Department under his command and advise the other members of the Board of Executive Officers.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

Since 12.18.2009 - Department Officer

b. description of any of the following events that have occurred during the last 5 years:

i.    any criminal conviction:

None.

295 - Reference Form - 2015

12. General shareholders’ meeting and administration

ii. any conviction in administrative proceedings of the CVM and the penalties

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a.   administrators of the issuer

None.

b.   (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c.   (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d.   (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a.   subsidiary, directly or indirectly, controlled by the issuer:

None.

b.    direct or indirect controller of Bradesco:

REFER TO ANNEX.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

296 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relations maintained in the last 3 fiscal years between Mr. Arnaldo Nissental and direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Arnaldo Nissental

b.    position at Bradesco: Department Officer

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Controlling shareholder	2013		Controlling shareholder	2014		Controlling shareholder
		Position	Note:		Position	Note:		Position	Note:
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct

297 - Reference Form - 2015

12. General shareholders’ meeting and administration

Aurélio Guido Pagani

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.   name: Aurélio Guido Pagani

b.   age: 55 years old

c.   profession: Banking Employee

d.   CPF [Individual Person Taxpayer's Registry] or passport number: CPF 349.838.999/87

e.   elective position: Department Officer

f.    date of election: 3.10.2015

g.   date of inauguration: 4.27.2015

h.    Term of Office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i.    other positions or functions exercised at the issuer: None.

j.    indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Not Applicable

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Department Officer whose function, according to the Bylaws, is to conduct the activities of the Department under his command and advise the other members of the Board of Executive Officers.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

8.27.2001 - Regional Director

1.4.2008 - Director

Since 8.2.2010 - Department Officer

b. description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

298 - Reference Form - 2015

12. General shareholders’ meeting and administration

None.

ii. any conviction in administrative proceedings of the CVM and the penalties

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a. administrators of the issuer

None.

b. (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c, (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d. (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a. subsidiary, directly or indirectly, controlled by the issuer:

None.

b.   direct or indirect controller of Bradesco:

REFER TO ANNEX.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

299 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relations maintained in the last 3 fiscal years between Mr. Aurélio Guido Pagani and direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.   name: Aurélio Guido Pagani

b.   position at Bradesco: Department Officer

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Controlling shareholder	2013		Controlling shareholder	2014		Controlling shareholder
		Position	Note:		Position	Note:		Position	Note:
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct

300 - Reference Form - 2015

12. General shareholders’ meeting and administration

Bruno D’Avila Melo Boetger

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.   name: Bruno D’Avila Melo Boetger

b.   age: 47 years old

c.   profession: Banking Employee

d.   CPF [Individual Person Taxpayer's Registry] or passport number: CPF 867.743.957.91

e.   elective position: Department Officer

f.    date of election: 3.10.2015

g.   date of inauguration: 4.27.2015

h.    Term of Office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i.    other positions or functions exercised at the issuer: None.

j.    indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Not Applicable

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Department Officer whose function, according to the Bylaws, is to conduct the activities of the Department under his command and advise the other members of the Board of Executive Officers.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

company name: Bradesco North America LLC

position and functions inherent to the position: CEO from 8.30.2011 to 31.3.2014, responsible for the business management of Bradesco in North America, namely: Banco Bradesco S.A. – NY Branch and Bradesco Securities LLC., in addition to the Bank's representation before American regulating bodies.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

301 - Reference Form - 2015

12. General shareholders’ meeting and administration

Main activity of the company: Align itself with any lawful act or activity for limited liability companies, so that it can be organized in accordance with the law and the Company should have the power and authority to engage in any lawful business, purpose or activity permitted by Law and, if applicable, the Law of Holdings of banks ("the BHCA"), and shall have and exercise all the powers and privileges guaranteed by Law or which may be exercised by a limited liability company, under the terms of the Law, along with the relevant powers for that purpose, as outlined by BHCA.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco North America LLC: Banco Bradesco S.A.

company name: Banco Bradesco BBI S.A.

position and functions inherent to the position: Director, from 4.28.2008 to 3.19.2012, whose function, according to the Bylaws, is the performance of the functions assigned to them, and to report to the Chief Executive Officer, Deputy Chief Executive Officers and Managing Directors.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: The practice of active, passive and ancillary operations inherent to the respective authorized portfolios (commercial, investment, credit, financing and investment, and real estate loans), including foreign exchange and securities administration, in accordance with the legal provisions and regulations in force.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of BBI S.A.:

Direct: Banco Bradesco S.A.

Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

Since 1.20.2014 - Department Officer

b. Description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in administrative proceedings of the CVM and the penalties

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a. administrators of the issuer

None.

b. (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c, (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

302 - Reference Form - 2015

12. General shareholders’ meeting and administration

d.   (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a. subsidiary, directly or indirectly, controlled by Bradesco:

REFER TO ANNEX.

b. direct or indirect controller of the issuer

None.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

303 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

12.10 Item a. - Subordination relations maintained in the last 3 fiscal years between Mr. Bruno D’Avila Melo Boetger and the subsidiaries, directly or indirectly, controlled by Banco Bradesco S.A. (sheet 1/1):

a. name: Bruno D’Avila Melo Boetger

b. position at Bradesco: Department Officer

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Subsidiary	2013		Subsidiary	2014		Subsidiary
		Position	Note:		Position	Note:		Position	Note:
Bradesco North America LLC	-	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct	Chief Executive Officer	Mandate ended in March	Direct
Banco Bradesco BBI S.A.	06.271.464/0001-19	Director	Mandate ended in March	Direct	-	-	-	-	-	-

304 - Reference Form - 2015

12. General shareholders’ meeting and administration

Carlos Wagner Firetti

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.   name: Carlos Wagner Firetti

b.   age: 46 years old

c.   profession: Banking Employee

d.   CPF [Individual Person Taxpayer's Registry] or passport number: CPF 116.362.538/81

e.   elective position: Department Officer

f.    date of election: 3.10.2015

g.   date of inauguration: 4.27.2015

h.   Term of Office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i.    other positions or functions exercised in Bradesco: Participates in Committee, as listed in section 12.12.

j.    indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Refer to item 12.12.

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Department Officer whose function, according to the Bylaws, is to conduct the activities of the Department under his command and advise the other members of the Board of Executive Officers.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

company name: Bradesco S.A. Corretora de Títulos e Valores Mobiliários position and functions inherent to the position: Superintendent analysis, from August 2006 to February 2015, responsible for coordinating the Equity Research team of Bradesco Corretora (composed by 24 analysts), as well as by industry coverage of Banks.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

305 - Reference Form - 2015

12. General shareholders’ meeting and administration

Main activity of the company: Operate in the sport, forward, futures and options market, organized by the Stock Exchanges, for commodities and futures.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco Corretora:

- Controlling Stockholder:

Direct: Banco Bradesco BBI S.A.

Indirect: Banco Bradesco S.A.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

Since 2.4.2015 - Department Officer

b. description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in administrative proceedings of the CVM and the penalties

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a. administrators of the issuer

None.

b. (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c.   (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d.   (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a.   subsidiary, directly or indirectly, controlled by the issuer:

None.

b.   direct or indirect controller of the issuer

None.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

306 - Reference Form - 2015

12. General shareholders’ meeting and administration

Clayton Camacho

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.   name: Clayton Camacho

b.   age: 53 years old

c.   profession: Banking Employee

d.   CPF [Individual Person Taxpayer's Registry] or passport number: CPF 049.313.418-29

e.   elective position: Department Officer

f.    date of election: 3.10.2015

g.   date of inauguration: 4.27.2015

h.    Term of Office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i.    other positions or functions exercised in Bradesco: Participates in Committee, as listed in section 12.12.

j.    indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Refer to item 12.12.

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Department Officer whose function, according to the Bylaws, is to conduct the activities of the Department under his command and advise the other members of the Board of Executive Officers.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

Since 3.10.2005 - Department Officer

b. description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

None.

307 - Reference Form - 2015

12. General shareholders’ meeting and administration

ii. any conviction in administrative proceedings of the CVM and the penalties

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a.   administrators of the issuer

None.

b.   (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c.   (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d.   (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a.   subsidiary, directly or indirectly, controlled by the issuer:

None.

b.    direct or indirect controller of Bradesco:

REFER TO ANNEX.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

308 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relations maintained, in the last 3 fiscal years, between Mr. Clayton Camacho and direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Clayton Camacho

b.    position at Bradesco: Department Officer

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Controlling shareholder	2013		Controlling shareholder	2014		Controlling shareholder
		Position	Note:		Position	Note:		Position	Note:
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct

309 - Reference Form - 2015

12. General shareholders’ meeting and administration

Edilson Wiggers

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.   name: Edilson Wiggers

b.   age: 46 years old

c.   profession: Banking Employee

d.   CPF [Individual Person Taxpayer's Registry] or passport number: CPF 641.036.099/15

e.   elective position: Department Officer

f.    date of election: 3.10.2015

g.   date of inauguration: 4.27.2015

h.    Term of Office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i.    other positions or functions exercised at the issuer: None.

j.    indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Not Applicable

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Department Officer whose function, according to the Bylaws, is to conduct the activities of the Department under his command and advise the other members of the Board of Executive Officers.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

8.2.2010 - Director

Since 6.1.2011 - Department Officer

b. description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction:

None.

310 - Reference Form - 2015

12. General shareholders’ meeting and administration

ii. any conviction in administrative proceedings of the CVM and the penalties

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a.   administrators of the issuer

None.

b.   (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c.   (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d.   (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a.   subsidiary, directly or indirectly, controlled by the issuer:

None.

b.   direct or indirect controller of Bradesco:

REFER TO ANNEX.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

311 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relations maintained in the last 3 fiscal years between Mr. Edilson Wiggers and direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Edilson Wiggers

b.    position at Bradesco: Department Officer

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Controlling shareholder	2013		Controlling shareholder	2014		Controlling shareholder
		Position	Note:		Position	Note:		Position	Note:
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct

312 - Reference Form - 2015

12. General shareholders’ meeting and administration

Edson Marcelo Moreto

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.   name: Edson Marcelo Moreto

b.   age: 45 years old

c.   profession: Banking Employee

d.   CPF [Individual Person Taxpayer's Registry] or passport number: CPF 091.302.478/37

e.   elective position: Department Officer

f.    date of election: 3.10.2015

g.   date of inauguration: 4.27.2015

h.   term of office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i.    other positions or functions exercised at the issuer: None.

j.    indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Not Applicable

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Department Officer whose function, according to the Bylaws, is to conduct the activities of the Department under his command and advise the other members of the Board of Executive Officers.

From 3.17.2014 to 2.3.2015 held the position of Director whose function, in accordance with the Bylaws, was to perform the tasks that were assigned and assist members of the Board of Executive Officers.

Between 8.1.2010 and 3.16.2014, he was the Executive General Manager, whose main tasks were: to propose and apply the Loan Policy, approved by the Board of Executive Officers, to be observed by all the companies of the Organization, in accordance with the rules and procedures of the Central Bank of Brazil; to analyze and grant loans in its purview from all sectors and Companies of the Organization, issue reports for all the higher sectors and participate in the meetings of the Executive Loan Committee; to create, specify and maintain constant improvement of tools and bases used in the credit analysis process.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

313 - Reference Form - 2015

12. General shareholders’ meeting and administration

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

3.17.2014 - Director

Since 2.4.2015 - Department Officer

   b. description of any of the following events that have occurred during the last 5 years:

i.    any criminal conviction:

None.

ii.   any conviction in administrative proceedings of the CVM and the penalties

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity.

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a.      administrators of the issuer

None.

b.      (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c.      (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d.      (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a. subsidiary, directly or indirectly, controlled by the issuer:

None.

b. direct or indirect controller of Bradesco:

REFER TO ANNEX.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

314 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relations maintained in the last 3 fiscal years between Mr. Edson Marcelo Moreto and direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a. name: Edson Marcelo Moreto

b. position at Bradesco: Department Officer

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Controlling shareholder	2013		Controlling shareholder	2014		Controlling shareholder
		Position	Note:		Position	Note:		Position	Note:
Fundação Bradesco	60.701.521/0001-06	-	-	-	-	-	-	Member of the Managing Board	-	Direct

315 - Reference Form - 2015

12. General shareholders’ meeting and administration

Fernando Antônio Tenório

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.   name: Fernando Antônio Tenório

b.   age: 53 years old

c.   profession: Banking Employee

d.   CPF [Individual Person Taxpayer's Registry] or passport number: CPF 226.475.114/20

e.   elective position: Department Officer

f.    date of election: 3.10.2015

g.   date of inauguration: 4.27.2015

h.   Term of Office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i.    other positions or functions exercised at the issuer: None.

j. indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Not Applicable

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Department Officer whose function, according to the Bylaws, is to conduct the activities of the Department under his command and advise the other members of the Board of Executive Officers.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

company name: Bradesco Administradora de Consórcios Ltda.

position and functions inherent to the position: From 11.26.2009 to 9.17.2012, Director, whose function, according to the Articles of Incorporation, was to coordinate and direct the activities of their respective areas, reporting to the Chief Executive Officer, to the Deputy Chairmen and to the Superintendent Director.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

316 - Reference Form - 2015

12. General shareholders’ meeting and administration

Main activity of the company: The Organization and administration of consortia which are intended for acquisition of real estate properties and durable furniture, new and second-hand, national and foreign manufacturing, the consortium groups own or third parties, that is, employees of the Company, other business groups or stakeholders in general.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco Administradora de Consórcios Ltda.:

- Controlling Stockholder:

Direct: Banco Bradesco S.A.

Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

03/10/2005 - Regional Director

01/04/2008 to 12/18/2009 - Director

Since 09/05/2012 - Department Officer

b. description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction:

None.

ii.     any conviction in administrative proceedings of the CVM and the penalties

None.

iii.  any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity.

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a.   administrators of the issuer

None.

b.   (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c.   (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d.   (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a.     subsidiary, directly or indirectly, controlled by the issuer:

None.

b.  direct or indirect controller of Bradesco:

REFER TO ANNEX.

317 - Reference Form - 2015

12. General shareholders’ meeting and administration

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

318 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relations maintained in the last 3 fiscal years between Mr. Fernando Antônio Tenório and direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a. name: Fernando Antônio Tenório

b. position at Bradesco: Department Officer

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Controlling shareholder	2013		Controlling shareholder	2014		Controlling shareholder
		Position	Note:		Position	Note:		Position	Note:
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct

319 - Reference Form - 2015

12. General shareholders’ meeting and administration

Frederico William Wolf

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.   name: Frederico William Wolf

b.   age: 58 years old

c.   profession: Banking Employee

d.   CPF [Individual Person Taxpayer's Registry] or passport number: CPF 882.992.108/44

e.   elective position: Department Officer

f.    date of election: 3.10.2015

g.   date of inauguration: 4.27.2015

h.    Term of Office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i.    other positions or functions exercised in Bradesco: Participates in Committees, as listed in section 12.12.

j.    indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Refer to item 12.12.

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Department Officer whose function, according to the Bylaws, is to conduct the activities of the Department under his command and advise the other members of the Board of Executive Officers.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

Since 6.1.2011 - Department Officer

b. Description of any of the following events that have occurred during the last 5 years:

i.    any criminal conviction:

None.

320 - Reference Form - 2015

12. General shareholders’ meeting and administration

ii.   any conviction in administrative proceedings of the CVM and the penalties

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity.

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a. administrators of the issuer

None.

b. (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c.   (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d.   (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a.   subsidiary, directly or indirectly, controlled by the issuer:

None.

b.   direct or indirect controller of Bradesco:

REFER TO ANNEX.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

321 - Reference Form - 2015

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relations maintained, in the last 3 fiscal years, between Mr. Frederico William Wolf and direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Frederico William Wolf

b.    position at Bradesco: Department Officer

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Controlling shareholder	2013		Controlling shareholder	2014		Controlling shareholder
		Position	Note:		Position	Note:		Position	Note:
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct

322 - Reference Form - 2015

12. General shareholders’ meeting and administration

Gedson Oliveira Santos

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.   name: Gedson Oliveira Santos

b.   age: 39 years old

c.   profession: Banking Employee

d.   CPF [Individual Person Taxpayer's Registry] or passport number: CPF 261.708.518/05

e.   elective position: Department Officer

f.    date of election: 3.10.2015

g.   date of inauguration: 4.27.2015

h.    Term of Office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i.    other positions or functions exercised in Bradesco: Participates in Committees, as listed in section 12.12.

j.    indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Refer to item 12.12.

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Department Officer whose function, according to the Bylaws, is to conduct the activities of the Department under his command and advise the other members of the Board of Executive Officers.

From 11.1.2008 to 1.12.2014, held the position of Executive General Manager at the Department of Integrated Control of Risks – DCIR, whose mission is to promote and facilitate the control of risks and capital allocation of the Organization's activities, independently, consistently, and in a transparent and integrated manner.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

323 - Reference Form - 2015

12. General shareholders’ meeting and administration

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

Since 1.13.2014 - Department Officer

b. Description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in administrative proceedings of the CVM and the penalties

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a. administrators of the issuer

None.

b. (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c.   (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d.   (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a.   subsidiary, directly or indirectly, controlled by the issuer:

None.

b.   direct or indirect controller of Bradesco:

REFER TO ANNEX.

c.      in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

324 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relations maintained, in the last 3 fiscal years, between Mr. Gedson Oliveira Santos and direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Gedson Oliveira Santos

b.    position at Bradesco: Department Officer

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Controlling shareholder	2013		Controlling shareholder	2014		Controlling shareholder
		Position	Note:		Position	Note:		Position	Note:
Fundação Bradesco	60.701.521/0001-06	-	-	-	-	-	-	Member of the Managing Board	-	Direct

325 - Reference Form - 2015

12. General shareholders’ meeting and administration

Glaucimar Peticov

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.   name: Glaucimar Peticov

b.   age: 52 years old

c.   profession: Banking

d.   CPF [Individual Person Taxpayer's Registry] or passport number: CPF 059.348.278/63

e.   elective position: Department Officer

f.    date of election: 3.10.2015

g.   date of inauguration: 4.27.2015

h.    Term of Office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i.    other positions or functions exercised in Bradesco: Participates in Committee, as listed in section 12.12.

j.    indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Refer to item 12.12.

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Department Officer whose function, according to the Bylaws, is to conduct the activities of the Department under her command and advise the other members of the Board of Executive Officers.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

Since 6.1.2011 - Department Officer

b. description of any of the following events that have occurred during the last 5 years:

i.    any criminal conviction:

None.

326 - Reference Form - 2015

12. General shareholders’ meeting and administration

ii.   any conviction in administrative proceedings of the CVM and the penalties

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity.

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a.   administrators of the issuer

None.

b.   (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c.   (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d.   (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a.   subsidiary, directly or indirectly, controlled by the issuer:

None.

b.    direct or indirect controller of Bradesco:

REFER TO ANNEX.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

327 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relations maintained, in the last 3 fiscal years, between Ms. Glaucimar Peticov and direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

c.     name: Glaucimar Peticov

d.    position at Bradesco: Department Officer

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Controlling shareholder	2013		Controlling shareholder	2014		Controlling shareholder
		Position	Note:		Position	Note:		Position	Note:
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct

328 - Reference Form - 2015

12. General shareholders’ meeting and administration

Guilherme Muller Leal

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.   name: Guilherme Muller Leal

b.   age: 47 years old

c.   profession: Banking Employee

d.   CPF [Individual Person Taxpayer's Registry] or passport number: CPF 965.442.017/15

e.   elective position: Department Officer

f.    date of election: 3.10.2015

g.   date of inauguration: 4.27.2015

h.    Term of Office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i.    other positions or functions exercised at the issuer: None.

j.    indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Not Applicable

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Department Officer whose function, according to the Bylaws, is to conduct the activities of the Department under his command and advise the other members of the Board of Executive Officers.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

2.1.2011 - Director

Since 1.3.2012 - Department Officer

b. Description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

None.

329 - Reference Form - 2015

12. General shareholders’ meeting and administration

ii. any conviction in administrative proceedings of the CVM and the penalties

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a.   administrators of the issuer

None.

b.   (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c.   (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d.   (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a.   subsidiary, directly or indirectly, controlled by the issuer:

None.

b.   direct or indirect controller of Bradesco:

REFER TO ANNEX.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

330 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relations maintained in the last 3 fiscal years between Mr. Guilherme Muller Leal and direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

 a. name: Guilherme Muller Leal

 b. position at Bradesco: Department Officer

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Controlling shareholder	2013		Controlling shareholder	2014		Controlling shareholder
		Position	Note:		Position	Note:		Position	Note:
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct

331 - Reference Form - 2015

12. General shareholders’ meeting and administration

Hélio Vivaldo Domingues Dias

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.   name: Hélio Vivaldo Domingues Dias

b.   age: 58 years old

c.   profession: Banking Employee

d.   CPF [Individual Person Taxpayer's Registry] or passport number: CPF 905.401.078/91

e.   elective position: Department Officer

f.    date of election: 3.10.2015

g.   date of inauguration: 4.27.2015

h.   Term of Office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i.    other positions or functions exercised at the issuer: None.

j.    indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Not Applicable

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Department Officer whose function, according to the Bylaws, is to conduct the activities of the Department under his command and advise the other members of the Board of Executive Officers.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

company name: Bradesco Administradora de Consórcios Ltda.

position and functions inherent to the position: Director, March 2013 to February 2015, whose main tasks were: (1) Managing Consortium Groups, for Bank depositors or not. (2) Keeping market leadership. (3) Encourage the sale in the network Branches, Regional Branches, Regional Boards of Banco Bradesco S.A. and Grupo Segurador (SO - Sales Organization).

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

332 - Reference Form - 2015

12. General shareholders’ meeting and administration

Main company's activity: the organization and administration of consortia which are intended for acquisition of real estate properties and durable furniture, new and second-hand, national and foreign manufacturing, the consortium groups own or third parties, that is, employees of the Company, other business groups or stakeholders in general.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco Administradora de Consórcios:

- Controlling Stockholder:

Direct: Banco Bradesco S.A.

Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

Since 2.4.2015 - Department Officer

b. description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in administrative proceedings of the CVM and the penalties

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a. administrators of the issuer

None.

b. (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c.   (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d.   (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a.   subsidiary, directly or indirectly, controlled by the issuer:

None.

b.   direct or indirect controller of the issuer

None.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

333 - Reference Form - 2015

12. General shareholders’ meeting and administration

Hiroshi Obuchi

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.   name: Hiroshi Obuchi

b.   age: 49 years old

c.   profession: Banking Employee

d.   CPF [Individual Person Taxpayer's Registry] or passport number: CPF 103.116.958/09

e.   elective position: Department Officer

f.    date of election: 3.10.2015

g.   date of inauguration: 4.27.2015

h.   term of office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i.    other positions or functions exercised at the issuer: None.

j.    indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Not Applicable

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

Company name: Banco Bradesco S.A.

position and functions inherent to the position: Department Officer whose function, according to the Bylaws, is to conduct the activities of the Department under his command and advise the other members of the Board of Executive Officers.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

Company name: The Bank of Tokyo-Mitsubishi UFJ, Ltd.

position and functions inherent to the position: Senior Manager, from June 2009 to June 2011, where he served in the International Department of Risk Management and Compliance, responsible for reports on operational incidents outside of Japan, such as: internal fraud, violations of legislation and information security, to the Board of the Bank and also to the financial authority of the Japanese Government.

Senior Manager, from July 2011 to August 2014, whose main role was to monitor the practices and activities of the units in the Americas (from Canada to Latin America) from the point of view of internal control.

334 - Reference Form - 2015

12. General shareholders’ meeting and administration

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of The Bank of Tokyo-Mitsubishi UFJ Ltd.:

- Controlling Stockholder:

Mitsubishi UFJ Financial Group (100%)

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

Since 10.6.2014 - Department Officer

b. Description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in administrative proceedings of the CVM and the penalties

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a. administrators of the issuer

None.

b. (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c, (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d. (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a.   subsidiary, directly or indirectly, controlled by the issuer:

None.

b.   direct or indirect controller of the issuer

None.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

335 - Reference Form - 2015

12. General shareholders’ meeting and administration

João Albino Winkelmann

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.   name: João Albino Winkelmann

b.   age: 52 years old

c.   profession: Banking Employee

d.   CPF [Individual Person Taxpayer's Registry] or passport number: CPF 394.235.810/72

e.   elective position: Department Officer

f.    date of election: 3.10.2015

g.   date of inauguration: 4.27.2015

h.   Term of Office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i.    other positions or functions exercised at the issuer: None.

j.    indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Not Applicable

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Department Officer whose function, according to the Bylaws, is to conduct the activities of the Department under his command and advise the other members of the Board of Executive Officers.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

Since 12.8.2009 - Department Officer

b. description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

None.

336 - Reference Form - 2015

12. General shareholders’ meeting and administration

ii. any conviction in administrative proceedings of the CVM and the penalties

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a.      administrators of the issuer

None.

b.      (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c.      (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d.      (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a.     subsidiary, directly or indirectly, controlled by the issuer:

None.

b.      direct or indirect controller of Bradesco:

REFER TO ANNEX.

c.      in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

337 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relations maintained, in the last 3 fiscal years, between Mr. João Albino Winkelmann and direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: João Albino Winkelmann

b.    position at Bradesco: Department Officer

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Controlling shareholder	2013		Controlling shareholder	2014		Controlling shareholder
		Position	Note:		Position	Note:		Position	Note:
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct

338 - Reference Form - 2015

12. General shareholders’ meeting and administration

João Carlos Gomes da Silva

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.   name: João Carlos Gomes da Silva

b.   age: 54 years old

c.   profession: Banking Employee

d.   CPF [Individual Person Taxpayer's Registry] or passport number: CPF 044.972.398/45

e.   elective position: Department Officer

f.    date of election: 3.10.2015

g.   date of inauguration: 4.27.2015

h.    term of office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i.    other positions or functions exercised at the issuer: None.

j.    indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Not Applicable

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Department Officer whose function, according to the Bylaws, is to conduct the activities of the Department under his command and advise the other members of the Board of Executive Officers.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

12.18.2009 - Regional Director

Since 1.3.2012 - Department Officer

b. Description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

None.

339 - Reference Form - 2015

12. General shareholders’ meeting and administration

ii. any conviction in administrative proceedings of the CVM and the penalties

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a.      administrators of the issuer

None.

b.      (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c.      (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d.      (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a.   subsidiary, directly or indirectly, controlled by the issuer:

None.

b.   direct or indirect controller of Bradesco:

REFER TO ANNEX.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

340 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relations maintained in the last 3 fiscal years between Mr. João Carlos Gomes da Silva and direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a. name: João Carlos Gomes da Silva

b. position at Bradesco: Department Officer

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Controlling shareholder	2013		Controlling shareholder	2014		Controlling shareholder
		Position	Note:		Position	Note:		Position	Note:
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct

341 - Reference Form - 2015

12. General shareholders’ meeting and administration

Joel Antonio Scalabrini

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.   name: Joel Antonio Scalabrini

b.   age: 55 years old

c.   profession: Banking Employee

d.   CPF [Individual Person Taxpayer's Registry] or passport number: CPF 926.230.698/91

e.   elective position: Department Officer

f.    date of election: 3.10.2015

g.   date of inauguration: 4.27.2015

h.    Term of Office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i.    other positions or functions exercised in Bradesco: Participates in Committees, as listed in section 12.12.

j.    indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Refer to item 12.12.

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Department Officer whose function, according to the Bylaws, is to conduct the activities of the Department under his command and advise the other members of the Board of Executive Officers.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

Since 6.1.2011 - Department Officer

b. Description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

None.

342 - Reference Form - 2015

12. General shareholders’ meeting and administration

ii. any conviction in administrative proceedings of the CVM and the penalties

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a. administrators of the issuer

None.

b. (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c, (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d. (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a. subsidiary, directly or indirectly, controlled by the issuer:

None.

b. direct or indirect controller of Bradesco:

REFER TO ANNEX.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

343 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relations maintained in the last 3 fiscal years between Mr. Joel Antonio Scalabrini and direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Joel Antonio Scalabrini

b.    position at Bradesco: Department Officer

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Controlling shareholder	2013		Controlling shareholder	2014		Controlling shareholder
		Position	Note:		Position	Note:		Position	Note:
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct

344 - Reference Form - 2015

12. General shareholders’ meeting and administration

Johan Albino Ribeiro

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.      name: Johan Albino Ribeiro

b.      age: 58 years old

c.      profession: Banking Employee

d.      CPF [Individual Person Taxpayer's Registry] or passport number: CPF 001.307.978/63

e.      elective position: Department Officer

f.       date of election: 3.10.2015

g.      date of inauguration: 4.27.2015

h.     Term of Office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i.       other positions or functions exercised in Bradesco: Participates in Committees, as listed in section 12.12.

j.       indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Refer to item 12.12.

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Department Officer whose function, according to the Bylaws, is to conduct the activities of the Department under his command and advise the other members of the Board of Executive Officers.

From 10.1.2003 to 3.10.2013, pursued the function of legal adviser, whose role was to advise the Board of Directors and the Executive Board.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

Since 3.11.2013 - Department Officer

345 - Reference Form - 2015

12. General shareholders’ meeting and administration

b. description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in administrative proceedings of the CVM and the penalties

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a.   administrators of the issuer

None.

b.   (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c.   (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d.   (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a.   subsidiary, directly or indirectly, controlled by the issuer:

None.

b.   direct or indirect controller of Bradesco:

REFER TO ANNEX.

c.       in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

346 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relations maintained in the last 3 fiscal years between Mr. Johan Albino Ribeiro and direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a. name: Johan Albino Ribeiro

b. position at Bradesco: Department Officer

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Controlling shareholder	2013		Controlling shareholder	2014		Controlling shareholder
		Position	Note:		Position	Note:		Position	Note:
Fundação Bradesco	60.701.521/0001-06	-	-	-	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct

347 - Reference Form - 2015

12. General shareholders’ meeting and administration

Jorge Pohlmann Nasser

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a. name: Jorge Pohlmann Nasser

b. age: 49 years old

c. profession: Banking Employee

d.  CPF [Individual Person Taxpayer's Registry] or passport number: CPF 399.055.270/87

e. elective position: Department Officer

f. date of election: 3.10.2015

g. date of inauguration: 4.27.2015

term of office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i. other positions or functions exercised at the issuer: None.

j. indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Not Applicable

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Department Officer whose function, according to the Bylaws, is to conduct the activities of the Department under his command and advise the other members of the Board of Executive Officers.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

company name: Bradesco Seguros S.A.

position and functions inherent to the position: From 4.22.2008 to 3.30.2011, Director whose function, according to the Bylaws, was to coordinate and direct the activities of their respective Board, reporting to the Chief Executive Officer, Executive Vice-President Director or Managing Director(s) to which he was subject.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

348 - Reference Form - 2015

12. General shareholders’ meeting and administration

Main activity of the company: Carry out damage insurance operations and people, in any of its forms, in accordance with the legislation in force.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco Seguros:

- Controlling Stockholder:

Direct: Bradseg Participações S.A.

Indirect: Banco Bradesco S.A.

company name: Bradesco Vida e Previdência S.A.

position and functions inherent to the position: From 7.24.2006 to 3.30.2011, Director whose function, according to the Bylaws, was collaborating with his superiors in the performance of their duties and to coordinate and direct the activities of the areas that affect them.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: The institution and life insurance operation, including all types of insurance of persons and excluded any types damage insurances as well as the establishment and operation of pension plans in the annuity and income arrangements such as set out in the law.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco Vida e Previdência:

- Controlling Stockholder:

Direct: Bradesco Seguros S.A.

Indirect: Bradseg Participações S.A. and Banco Bradesco S.A.

company name: BMC Previdência Privada S.A.

position and functions inherent to the position: From 9.10.2007 to 3.31.2011, Director whose function, according to the Bylaws, was collaborating with the Chief Executive Officer, Executive Vice-President Director and Managing Directors in the performance of their duties and to coordinate and direct the activities of the areas that affect them.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: The imposition and execution of any character pension benefit plans authorized by the regulatory body and the practice of any other activity own open complementary pension entities. The Company will be organized in a manner complementary and autonomous in relation to the general social security scheme, and may participate in other companies.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of BMC Previdência Privada:

- Controlling Stockholder:

Direct: Bradesco Vida e Previdência S.A.

Indirect: Bradesco Seguros S.A.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

12.17.2010 - Director

Since 2.1.2011 - Department Officer

b. description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

None.

349 - Reference Form - 2015

12. General shareholders’ meeting and administration

ii. any conviction in administrative proceedings of the CVM and the penalties

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a. administrators of the issuer

None.

b. (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c, (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d. (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a. subsidiary, directly or indirectly, controlled by the issuer:

None.

b. direct or indirect controller of Bradesco:

REFER TO ANNEX.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

350 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relations maintained in the last 3 fiscal years between Mr. Jorge Pohlmann Nasser and direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.      name: Jorge Pohlmann Nasser

b.      position at Bradesco: Department Officer

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Controlling shareholder	2013		Controlling shareholder	2014		Controlling shareholder
		Position	Note:		Position	Note:		Position	Note:
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct

351 - Reference Form - 2015

12. General shareholders’ meeting and administration

José Luis Elias

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a. name: José Luis Elias

b. age: 59 years old

c. profession: Banking Employee

d. CPF [Individual Person Taxpayer's Registry] or passport number: CPF 719.038.288/72

e. elective position: Department Officer

f. date of election: 3.10.2015

g. date of inauguration: 4.27.2015

h. term of office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i. other positions or functions exercised at the issuer: None.

j. indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Not Applicable

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Department Officer whose function, according to the Bylaws, is to conduct the activities of the Department under his command and advise the other members of the Board of Executive Officers.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

company name: Banco Bradesco Cartões S.A.

position and functions inherent to the position: Director from 18.12.2009 to 4.26.2011, whose duties, in accordance with the Bylaws, were: collaborate with other Board members in the performance of their duties and supervise and coordinate the areas that were affected.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

352 - Reference Form - 2015

12. General shareholders’ meeting and administration

Main activity of the company: The practice of active, passive and ancillary operations inherent to the respective authorized portfolios (commercial, investment, credit, financing and investment, including foreign exchange, in accordance with the legal provisions and regulations in force.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Banco Bradesco Cartões:

- Controlling Stockholder:

Direct: Banco Bradesco S.A.

Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

12.17.2010 - Director

Since 6.1.2011 - Department Officer

b. description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in administrative proceedings of the CVM and the penalties

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a.   administrators of the issuer

None.

b.   (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c.   (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d.   (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a. subsidiary, directly or indirectly, controlled by the issuer:

None.

353 - Reference Form - 2015

12. General shareholders’ meeting and administration

b. direct or indirect controller of Bradesco:

REFER TO ANNEX.

c.   in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

354 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relations maintained, in the last 3 fiscal years, between Mr. José Luis Elias and direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: José Luis Elias

b.    position at Bradesco: Department Officer

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Controlling shareholder	2013		Controlling shareholder	2014		Controlling shareholder
		Position	Note:		Position	Note:		Position	Note:
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct

355 - Reference Form - 2015

12. General shareholders’ meeting and administration

José Ramos Rocha Neto

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.   name: José Ramos Rocha Neto

b.   age: 46 years old

c.   profession: Banking Employee

d.   CPF [Individual Person Taxpayer's Registry] or passport number: CPF 624.211.314/72

e.   elective position: Department Officer

f.    date of election: 3.10.2015

g.   date of inauguration: 4.27.2015

h.   Term of Office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i.    other positions or functions exercised at the issuer: None.

j.    indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Not Applicable

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Department Officer whose function, according to the Bylaws, is to conduct the activities of the Department under his command and advise the other members of the Board of Executive Officers.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

ii. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

12.18.2009 - Director

Since 6.1.2011 - Department Officer

CIBRASEC - Companhia Brasileira de Securitização

4.25.2014 to 4.24.2015 - Senior Member of the Board of Directors

356 - Reference Form - 2015

12. General shareholders’ meeting and administration

b. Description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in administrative proceedings of the CVM and the penalties

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a.   administrators of the issuer

None.

b.   (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c.   (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d.   (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a. subsidiary, directly or indirectly, controlled by the issuer:

None.

b. direct or indirect controller of Bradesco:

REFER TO ANNEX.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

357 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relations maintained in the last 3 fiscal years between Mr. José Ramos Rocha Neto and direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: José Ramos Rocha Neto

b.    position at Bradesco: Department Officer

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Controlling shareholder	2013		Controlling shareholder	2014		Controlling shareholder
		Position	Note:		Position	Note:		Position	Note:
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct

358 - Reference Form - 2015

12. General shareholders’ meeting and administration

Layette Lamartine Azevedo Junior

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.   name: Layette Lamartine Azevedo Junior

b.   age: 53 years old

c.   profession: Banking Employee

d.   CPF [Individual Person Taxpayer's Registry] or passport number: CPF 337.092.034/49

e.   elective position: Department Officer

f.    date of election: 3.10.2015

g.   date of inauguration: 4.27.2015

h.    term of office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i.    other positions or functions exercised at the issuer: None.

j.    indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Not Applicable

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Department Officer whose function, according to the Bylaws, is to conduct the activities of the Department under his command and advise the other members of the Board of Executive Officers.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

Since 6.1.2011 - Department Officer

b. description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in administrative proceedings of the CVM and the penalties

359 - Reference Form - 2015

12. General shareholders’ meeting and administration

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a.   administrators of the issuer

None.

b.   (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c.   (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d.   (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a.   subsidiary, directly or indirectly, controlled by the issuer:

None.

b.   direct or indirect controller of Bradesco:

REFER TO ANNEX.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

360 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relations maintained in the last 3 fiscal years between Mr. Layette Lamartine Azevedo Junior and direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Layette Lamartine Azevedo Junior

b.    position at Bradesco: Department Officer

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Controlling shareholder	2013		Controlling shareholder	2014		Controlling shareholder
		Position	Note:		Position	Note:		Position	Note:
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct

361 - Reference Form - 2015

12. General shareholders’ meeting and administration

Lúcio Rideki Takahama

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.   name: Lúcio Rideki Takahama

b.   age: 52 years old

c.   profession: Banking Employee

d.   CPF [Individual Person Taxpayer's Registry] or passport number: CPF 052.446.968/74

e.   elective position: Department Officer

f.    date of election: 3.10.2015

g.   date of inauguration: 4.27.2015

h.    term of office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i.    other positions or functions exercised at the issuer: None.

j.    indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Not Applicable

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Department Officer whose function, according to the Bylaws, is to conduct the activities of the Department under his command and advise the other members of the Board of Executive Officers.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

12.18.2009 - Director

Since 2.24.2010 - Department Officer

b. Description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

None.

362 - Reference Form - 2015

12. General shareholders’ meeting and administration

ii. any conviction in administrative proceedings of the CVM and the penalties

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a.   administrators of the issuer

None.

b.   (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c.   (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d.   (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a.   subsidiary, directly or indirectly, controlled by the issuer:

None.

b.   direct or indirect controller of Bradesco:

REFER TO ANNEX.

c.   in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

363 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relations maintained, in the last 3 fiscal years, between Mr. Lúcio Rideki Takahama and direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Lúcio Rideki Takahama

b.    position at Bradesco: Department Officer

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Controlling shareholder	2013		Controlling shareholder	2014		Controlling shareholder
		Position	Note:		Position	Note:		Position	Note:
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct

364 - Reference Form - 2015

12. General shareholders’ meeting and administration

Luiz Carlos Brandão Cavalcanti Junior

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.   name: Luiz Carlos Brandão Cavalcanti Junior

b.   age: 53 years old

c.   profession: Banking Employee

d.   CPF [Individual Person Taxpayer's Registry] or passport number: CPF 226.347.385/87

e.   elective position: Department Officer

f.    date of election: 3.10.2015

g.   date of inauguration: 4.27.2015

h.    term of office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i.    other positions or functions exercised at the issuer: None.

j.    indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Not Applicable

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Department Officer whose function, according to the Bylaws, is to conduct the activities of the Department under his command and advise the other members of the Board of Executive Officers.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

Since 3.10.2005 - Department Officer

b. description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

None.

365 - Reference Form - 2015

12. General shareholders’ meeting and administration

ii. any conviction in administrative proceedings of the CVM and the penalties

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a.   administrators of the issuer

None.

b.   (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c.   (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d.   (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a.   subsidiary, directly or indirectly, controlled by Bradesco:

REFER TO ANNEX.

b.   direct or indirect controller of Bradesco:

REFER TO ANNEX.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

366 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10 a. - Subordination relations maintained, in the last 3 fiscal years, between Mr. Luiz Carlos Brandão Cavalcanti Junior and the subsidiaries, directly or indirectly, controlled by Banco Bradesco S.A. (sheet 1/1):

a.     name: Luiz Carlos Brandão Cavalcanti Junior

b.    position at Bradesco: Department Officer

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Subsidiary	2013		Subsidiary	2014		Subsidiary
		Position	Note:		Position	Note:		Position	Note:
Alpha Serviços de Rede de Autoatendimento S.A.	09.092.759/0001-16	Director	-	Indirect	-	-	-	-	-	-

367 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relations maintained, in the last 3 fiscal years, between Mr. Luiz Carlos Brandão Cavalcanti Junior and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Luiz Carlos Brandão Cavalcanti Junior

b.    position at Bradesco: Department Officer

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Controlling shareholder	2013		Controlling shareholder	2014		Controlling shareholder
		Position	Note:		Position	Note:		Position	Note:
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct

368 - Reference Form - 2015

12. General shareholders’ meeting and administration

Marcelo Frontini

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.   name: Marcelo Frontini

b.   age: 49 years old

c.   profession: Banking Employee

d.   CPF [Individual Person Taxpayer's Registry] or passport number: CPF 126.724.118/75

e.   elective position: Department Officer

f.    date of election: 3.10.2015

g.   date of inauguration: 4.27.2015

h.    term of office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i.    other positions or functions exercised at the issuer: None.

j.    indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Not Applicable

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Department Officer whose function, according to the Bylaws, is to conduct the activities of the Department under his command and advise the other members of the Board of Executive Officers.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

company name: Scopus Tecnologia Ltda.

position and functions inherent to the position: From July 2010 to December 2014, Director, whose function, according to the Bylaws, was to coordinate and direct the activities of his respective areas, reporting to the Chief Executive Officer.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

369 - Reference Form - 2015

12. General shareholders’ meeting and administration

Main activity of the company: Development of custom computer programs; repair and maintenance of computers and peripheral equipment; information technology consulting; rental of office machines and equipment; business management consultancy activities, except specific technical consulting; technical support, maintenance and other services in information technology; surveillance and private security activities; and development and licensing of computer programs non-customizable.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Scopus Tecnologia Ltda.:

- Controlling Stockholder:

Direct: Bradesplan Participações Ltda.

Indirect: Banco Bradesco S.A. and Banco Alvorada S.A.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

Since 3.12.2014 - Department Officer

b. description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in administrative proceedings of the CVM and the penalties

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a.   administrators of the issuer

None.

b.    (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c.   (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d.   (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a.   subsidiary, directly or indirectly, controlled by Bradesco:

None.

b.   direct or indirect controller of Bradesco:

REFER TO ANNEX.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

370 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relations maintained, in the last 3 fiscal years, between Mr. Marcelo Frontini Junior and direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Marcelo Frontini

b.    position at Bradesco: Department Officer

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Controlling shareholder	2013		Controlling shareholder	2014		Controlling shareholder
		Position	Note:		Position	Note:		Position	Note:
Fundação Bradesco	60.701.521/0001-06	-	-	-	-	-	-	Member of the Managing Board	-	Direct

371 - Reference Form - 2015

12. General shareholders’ meeting and administration

Marcelo Santos Dall’Occo

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.   name: Marcelo Santos Dall’Occo

b.   age: 48 years old

c.   profession: Banking Employee

d.   CPF [Individual Person Taxpayer's Registry] or passport number: CPF 054.500.438/13

e.   elective position: Department Officer

f.    date of election: 3.10.2015

g.   date of inauguration: 4.27.2015

h.   term of office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i. other positions or functions exercised in Bradesco: Participates in Committees, as listed in section 12.12.

j.    indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Refer to item 12.12.

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Department Officer whose function, according to the Bylaws, is to conduct the activities of the Department under his command and advise the other members of the Board of Executive Officers.

From 7.1.2012 to 3.10.2013 held the position of Executive General Manager of the Tax Audit Department, whose main role was to advise the Department Officer in the tax investigation and validation of accessory obligations, in the administration of tax litigation, in audits of regulatory bodies, in the management and provision of support in corporate affairs, as well as advice to the Board of Executive Officers, departments and related companies in the search for solutions to regulatory issues.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

company name: Cielo S.A.

position and functions inherent to the position: Senior Member of the Fiscal Council, whose duties are laid down in article 163 of Law 6,404/76.

372 - Reference Form - 2015

12. General shareholders’ meeting and administration

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activities of the company: (a) the provision of accreditation services to merchants and service provider establishments for the acceptance of credit and debit cards, as well as other means of payment or electronic means required for registration and approval of non-financial transactions; (b) the lease, supply and provision of installation and maintenance of solutions and electronic or manual means for the capture and processing of data relating to transactions arising from use of credit and debit cards, as well as with other means of payment or electronic means required for registration and approval of non-financial transactions and electronic data of any nature which may be carried over in electronic network; (c) provision of installation services and maintenance of solutions and electronic media for commercial automation; (d) the administration of payments and receipts to the network of accredited establishments, upon capture, transmission, data processing and settlement of electronic and manual transactions with credit cards and debit cards, as well as other means of payment and electronic or manual means for non-financial transactions, as well as the maintenance of schedules of such values in computer systems; (e) the representation of national and international franchise manual and electronic means of payment; (f) the participation in other companies as a partner or shareholder, directly or indirectly, in Brazil or abroad; (g) the provision of financial product distribution, insurance, health insurance and private pensions; and (h) other related activities, development of the company's interest.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Cielo:

- Controlling Stockholder:

Columbus Holding S.A., BB Banco de Investimento S.A.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

Since 3.11.2013 - Department Officer

b. description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in administrative proceedings of the CVM and the penalties

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a.   administrators of the issuer

None.

b.   (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c.   (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d.   (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

373 - Reference Form - 2015

12. General shareholders’ meeting and administration

a. subsidiary, directly or indirectly, controlled by Bradesco:

REFER TO ANNEX.

b. direct or indirect controller of Bradesco:

REFER TO ANNEX.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

374 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10 a. - Subordination relations maintained, in the last 3 fiscal years, between Mr. Marcelo Santos Dall’Occo and the subsidiaries, directly or indirectly, controlled by Banco Bradesco S.A. (sheet 1/1):

a. name: Marcelo Santos Dall’Occo

b. position at Bradesco: Department Officer

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Subsidiary	2013		Subsidiary	2014		Subsidiary
		Position	Note:		Position	Note:		Position	Note:
Cielo S.A.	01.027.058/0001-91	Member of the Fiscal Council	-	Indirect	Member of the Fiscal Council	-	Indirect	Member of the Fiscal Council	-	Indirect
Companhia Brasileira de Soluções e Serviços	04.740.876/0001-25	Effective Member of the Fiscal Council	-	Indirect	Effective Member of the Fiscal Council	-	Indirect	Effective Member of the Fiscal Council	-	Indirect
Elo Participações S.A.	09.227.099/0001-33	Effective Member of the Fiscal Council	-	Indirect	Effective Member of the Fiscal Council	-	Indirect	Effective Member of the Fiscal Council	-	Indirect

375 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relations maintained, in the last 3 fiscal years, between Mr. Marcelo Santos Dall’Occo and direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Marcelo Santos Dall’Occo

b.    position at Bradesco: Department Officer

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Controlling shareholder	2013		Controlling shareholder	2014		Controlling shareholder
		Position	Note:		Position	Note:		Position	Note:
Fundação Bradesco	60.701.521/0001-06	-	-	-	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct

376 - Reference Form - 2015

12. General shareholders’ meeting and administration

Marcos Aparecido Galende

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.   name: Marcos Aparecido Galende

b.   age: 48 years old

c.   profession: Banking Employee

d.   CPF [Individual Person Taxpayer's Registry] or passport number: CPF 089.419.738/05

e.   elective position: Department Officer

f.    date of election: 3.10.2015

g.   date of inauguration: 4.27.2015

h.   term of office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i.    other positions or functions exercised in Bradesco: Participates in Committee, as listed in section 12.12.

j.    indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Refer to item 12.12.

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Department Officer whose function, according to the Bylaws, is to conduct the activities of the Department under his command and advise the other members of the Board of Executive Officers.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

company name: Bradespar S.A.

position and functions inherent to the position: Effective Member of the Fiscal Council From 4.30.2010 to 4.28.2011 having previously occupied the position of Substitute, whose duties were laid down by article 163 of Law 6,404/76.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

377 - Reference Form - 2015

12. General shareholders’ meeting and administration

Main activity of the company: Participation as a partner or shareholder of other societies.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradespar:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, NCF Participações S.A., Fundação Bradesco, Nova Cidade de Deus Participações S.A., BBD Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

8.2.2010 - Director

Since 6.1.2011 - Department Officer

b. description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in administrative proceedings of the CVM and the penalties

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a. administrators of the issuer

None.

b. (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c, (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d. (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a. subsidiary, directly or indirectly, controlled by the issuer:

None.

b. direct or indirect controller of Bradesco:

REFER TO ANNEX.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

378 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relations maintained, in the last 3 fiscal years, between Mr. Marcos Aparecido Galende and direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Marcos Aparecido Galende

b.    position at Bradesco: Department Officer

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Controlling shareholder	2013		Controlling shareholder	2014		Controlling shareholder
		Position	Note:		Position	Note:		Position	Note:
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct

379 - Reference Form - 2015

12. General shareholders’ meeting and administration

Marcos Daré

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.   name: Marcos Daré

b.   age: 57 years old

c.   profession: Banking Employee

d.   CPF [Individual Person Taxpayer's Registry] or passport number: CPF 874.059.628/15

e.   elective position: Department Officer

f.    date of election: 3.10.2015

g.   date of inauguration: 4.27.2015

h.   term of office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i.    other positions or functions exercised at the issuer: None.

j.    indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Not Applicable

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Department Officer whose function, according to the Bylaws, is to conduct the activities of the Department under his command and advise the other members of the Board of Executive Officers.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

2.5.2004 - Director

Since 12.18.2009 - Department Officer

b. Description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

None.

380 - Reference Form - 2015

12. General shareholders’ meeting and administration

ii. any conviction in administrative proceedings of the CVM and the penalties

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a.   administrators of the issuer

None.

b.   (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c.   (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d.   (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a.   subsidiary, directly or indirectly, controlled by the issuer:

None.

b.   direct or indirect controller of Bradesco:

REFER TO ANNEX.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

381 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relations maintained, in the last 3 fiscal years, between Mr. Marcos Daré and direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Marcos Daré

b.    position at Bradesco: Department Officer

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Controlling shareholder	2013		Controlling shareholder	2014		Controlling shareholder
		Position	Note:		Position	Note:		Position	Note:
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct

382 - Reference Form - 2015

12. General shareholders’ meeting and administration

Marlos Francisco de Souza Araujo

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.   name: Marlos Francisco de Souza Araujo

b.   age: 37 years old

c.   profession: Banking Employee

d.   CPF [Individual Person Taxpayer's Registry] or passport number: CPF 274.447.478/90

e.   elective position: Department Officer

f.    date of election: 3.10.2015

g.   date of inauguration: 4.27.2015

h.   term of office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i.    other positions or functions exercised in Bradesco: Participates in Committee, as listed in section 12.12.

j.    indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Refer to item 12.12.

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Department Officer whose function, according to the Bylaws, is to conduct the activities of the Department under his command and advise the other members of the Board of Executive Officers.

From 12.1.2009 to 3.10.2013 held the position of Executive General Manager of the Department of Organization and Methods, whose main role was to advise the Department Officer, through the promotion of solutions for improvements in structures, management and organizational processes, aligned to corporate strategy.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

company name: Bradespar S.A.

position and functions inherent to the position: Substitute Member of the Fiscal Council, between 4.30.2013 and 4.29.2010 whose duties were laid down in article 163 of Law 6,404/76.

383 - Reference Form - 2015

12. General shareholders’ meeting and administration

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Participation as a partner or shareholder of other societies.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradespar:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, NCF Participações S.A., Fundação Bradesco, Nova Cidade de Deus Participações S.A., BBD Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

Since 3.11.2013 - Department Officer

b. Description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in administrative proceedings of the CVM and the penalties

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a.      administrators of the issuer

None.

b.      (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c.      (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d.      (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a.  subsidiary, directly or indirectly, controlled by the issuer:

None.

b.  direct or indirect controller of Bradesco:

REFER TO ANNEX.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

384 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

       Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relations maintained, in the last 3 fiscal years, between Mr. Marlos Francisco de Souza Araujo and direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a. name: Marlos Francisco de Souza Araujo

b. position at Bradesco: Department Officer

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Controlling shareholder	2013		Controlling shareholder	2014		Controlling shareholder
		Position	Note:		Position	Note:		Position	Note:
Fundação Bradesco	60.701.521/0001-06	-	-	-	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct

385 - Reference Form - 2015

12. General shareholders’ meeting and administration

Octavio Manoel Rodrigues de Barros

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.   name: Octavio Manoel Rodrigues de Barros

b.   age: 59 years old

c.   profession: Banking Employee

d.   CPF [Individual Person Taxpayer's Registry] or passport number: CPF 817.568.878/53

e.   elective position: Department Officer

f.    date of election: 3.10.2015

g.   date of inauguration: 4.27.2015

h.    term of office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i.    other positions or functions exercised at the issuer: None.

j.    indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Not Applicable

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Department Officer whose function, according to the Bylaws, is to conduct the activities of the Department under his command and advise the other members of the Board of Executive Officers.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

Since 6.27.2005 - Department Officer

b. description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

None.

386 - Reference Form - 2015

12. General shareholders’ meeting and administration

ii. any conviction in administrative proceedings of the CVM and the penalties

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a.   administrators of the issuer

None.

b.   (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c.   (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d.   (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 financial years, between administrators of the issuer's and:

a. subsidiary, directly or indirectly, controlled by the issuer:

None.

b. direct or indirect controller of Bradesco:

REFER TO ANNEX.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

387 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relations maintained, in the last 3 fiscal years, between Mr. Octavio Manoel Rodrigues de Barros and direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Octavio Manoel Rodrigues de Barros

b.    position at Bradesco: Department Officer

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Controlling shareholder	2013		Controlling shareholder	2014		Controlling shareholder
		Position	Note:		Position	Note:		Position	Note:
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct

388 - Reference Form - 2015

12. General shareholders’ meeting and administration

Paulo Aparecido dos Santos

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.   name: Paulo Aparecido dos Santos

b.   age: 50 years old

c.   profession: Banking Employee

d.   CPF [Individual Person Taxpayer's Registry] or passport number: CPF 072.150.698/42

e.   elective position: Department Officer

f.    date of election: 3.10.2015

g.   date of inauguration: 4.27.2015

h.   term of office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i.    other positions or functions exercised at the issuer: None.

j.    indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Not Applicable

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Department Officer whose function, according to the Bylaws, is to conduct the activities of the Department under his command and advise the other members of the Board of Executive Officers.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

Since 5.25.2009 - Department Officer

b. Description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

None.

389 - Reference Form - 2015

12. General shareholders’ meeting and administration

ii. any conviction in administrative proceedings of the CVM and the penalties

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a.   administrators of the issuer

None.

b.   (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c.   (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d.   (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a. subsidiary, directly or indirectly, controlled by the issuer:

None.

b. direct or indirect controller of Bradesco:

REFER TO ANNEX.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

390 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relations maintained in the last 3 fiscal years between Mr. Paulo Aparecido dos Santos and direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Paulo Aparecido dos Santos

b.    position at Bradesco: Department Officer

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Controlling shareholder	2013		Controlling shareholder	2014		Controlling shareholder
		Position	Note:		Position	Note:		Position	Note:
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct

391 - Reference Form - 2015

12. General shareholders’ meeting and administration

Pedro Bosquiero Junior

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.   name: Pedro Bosquiero Junior

b.   age: 50 years old

c.   profession: Banking Employee

d.   CPF [Individual Person Taxpayer's Registry] or passport number: CPF 066.651.518/24

e.   elective position: Department Officer

f.    date of election: 3.10.2015

g.   date of inauguration: 4.27.2015

h.   term of office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i.    other positions or functions exercised at the issuer: None.

j.    indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Not Applicable

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Department Officer whose function, according to the Bylaws, is to conduct the activities of the Department under his command and advise the other members of the Board of Executive Officers.

From January 2005 to February 2015 he was the Executive General Manager, where he served in the Department of Systems Development, whose tasks were: to provide the departments and associated companies, with solutions of development of information systems, that meet their needs, promoting the development and/or acquisition of integrated systems, providing solutions in accordance with the guidelines of the Organization and with the deadlines.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

Since 2.4.2015 - Department Officer

392 - Reference Form - 2015

12. General shareholders’ meeting and administration

b. description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in administrative proceedings of the CVM and the penalties

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a.      administrators of the issuer

None.

b.      (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c.      (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d.      (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a.   subsidiary, directly or indirectly, controlled by the issuer:

None.

b.   direct or indirect controller of the issuer

None.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

393 - Reference Form - 2015

12. General shareholders’ meeting and administration

Roberto de Jesus Paris

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.   name: Roberto de Jesus Paris

b.   age: 42 years old

c.   profession: Banking Employee

d.   CPF [Individual Person Taxpayer's Registry] or passport number: CPF 106.943.838/30

e.   elective position: Department Officer

f.    date of election: 3.10.2015

g.   date of inauguration: 4.27.2015

h.   term of office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i.    other positions or functions exercised at the issuer: None.

j.    indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Not Applicable

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Department Officer whose function, according to the Bylaws, is to conduct the activities of the Department under his command and advise the other members of the Board of Executive Officers.

From 6.1.2011 to 2.8.2015 held the position of Director whose function, in accordance with the Bylaws, was to perform the tasks that were assigned and assist members of the Board of Executive Officers.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

6.1.2011 - Director

Since 2.9.2015 - Department Officer

CETIP S.A. – Organized Markets

394 - Reference Form - 2015

12. General shareholders’ meeting and administration

(formerly CETIP S.A. – Organized Over-the-Counter Assets and Derivatives)

Since 5.8.2009 - Member of the Board of Directors (record on CVM awarded on 10.26.2009)

b. description of any of the following events that have occurred during the last 5 years:

i.    any criminal conviction:

None.

ii.   any conviction in administrative proceedings of the CVM and the penalties

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity.

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a.      administrators of the issuer

None.

b.      (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c.      (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d.      (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a.   subsidiary, directly or indirectly, controlled by the issuer:

None.

b.   direct or indirect controller of Bradesco:

REFER TO ANNEX.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

395 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relations maintained, in the last 3 fiscal years, between Mr. Roberto de Jesus Paris and direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a. name: Roberto de Jesus Paris

b. position at Bradesco: Department Officer

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Controlling shareholder	2013		Controlling shareholder	2014		Controlling shareholder
		Position	Note:		Position	Note:		Position	Note:
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct

396 - Reference Form - 2015

12. General shareholders’ meeting and administration

Rogério Pedro Câmara

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.   name: Rogério Pedro Câmara

b.   age: 51 years old

c.   profession: Banking Employee

d.   CPF [Individual Person Taxpayer's Registry] or passport number: CPF 063.415.178/90

e.   elective position: Department Officer

f.    date of election: 3.10.2015

g.   date of inauguration: 4.27.2015

h.    term of office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i.   other positions or functions exercised at the issuer: None.

j.    indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Not Applicable

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Department Officer whose function, according to the Bylaws, is to conduct the activities of the Department under his command and advise the other members of the Board of Executive Officers.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

6.1.2011 - Director

Since 1.3.2012 - Department Officer

b. Description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

397 - Reference Form - 2015

12. General shareholders’ meeting and administration

None.

ii. any conviction in administrative proceedings of the CVM and the penalties

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a.       administrators of the issuer

None.

b.    (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c.       (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d.    (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a. subsidiary, directly or indirectly, controlled by the issuer:

None.

b. direct or indirect controller of Bradesco:

REFER TO ANNEX.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

398 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relations maintained, in the last 3 fiscal years, between Mr. Rogério Pedro Câmara and direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a. name: Rogério Pedro Câmara

b. position at Bradesco: Department Officer

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Controlling shareholder	2013		Controlling shareholder	2014		Controlling shareholder
		Position	Note:		Position	Note:		Position	Note:
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct

399 - Reference Form - 2015

12. General shareholders’ meeting and administration

Waldemar Ruggiero Júnior

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.   name: Waldemar Ruggiero Júnior

b.   age: 57 years old

c.   profession: Banking Employee

d.   CPF [Individual Person Taxpayer's Registry] or passport number: CPF 047.681.808/76

e.   elective position: Department Officer

f.    date of election: 3.10.2015

g.   date of inauguration: 4.27.2015

h.   term of office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i.   other positions or functions exercised at the issuer: None.

j.    indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Not Applicable

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Department Officer whose function, according to the Bylaws, is to conduct the activities of the Department under his command and advise the other members of the Board of Executive Officers.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

Since 3.10.2011 - Department Officer

b. Description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

None.

400 - Reference Form - 2015

12. General shareholders’ meeting and administration

ii. any conviction in administrative proceedings of the CVM and the penalties

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a.   administrators of the issuer

None.

b.   (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c.   (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d.   (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a.   subsidiary, directly or indirectly, controlled by the issuer:

None.

b.   direct or indirect controller of Bradesco:

REFER TO ANNEX.

c.   in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

401 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

     Banco Bradesco S.A.

Item 12.10. b. - Subordination relations maintained, in the last 3 fiscal years, between Mr. Waldemar Ruggiero Júnior and direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.  name: Waldemar Ruggiero Júnior

b.  position at Bradesco: Department Officer

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Controlling shareholder	2013		Controlling shareholder	2014		Controlling shareholder
		Position	Note:		Position	Note:		Position	Note:
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct

402 - Reference Form - 2015

12. General shareholders’ meeting and administration

Wilson Reginaldo Martins

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.   name: Wilson Reginaldo Martins

b.   age: 49 years old

c.   profession: Banking Employee

d.   CPF [Individual Person Taxpayer's Registry] or passport number: CPF 337.633.301/78

e.   elective position: Department Officer

f.    date of election: 3.10.2015

g.   date of inauguration: 4.27.2015

h.   term of office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i.    other positions or functions exercised at the issuer: None.

j.    indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Not Applicable

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Department Officer whose function, according to the Bylaws, is to conduct the activities of the Department under his command and advise the other members of the Board of Executive Officers.

From 12.18.2009 the 2.3.2015 held the post of Regional Director, whose function, according to the Bylaws, was to guide and supervise the Service Points under their jurisdiction and to fulfill the duties that were assigned.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

12.18.2009 - Regional Director

Since 2.4.2015 - Department Officer

403 - Reference Form - 2015

12. General shareholders’ meeting and administration

b. description of any of the following events that have occurred during the last 5 years:

i.    any criminal conviction:

None.

ii.   any conviction in administrative proceedings of the CVM and the penalties

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity.

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a.      administrators of the issuer

None.

b.      (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c.      (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d.      (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 financial years, between administrators of the issuer's and:

a.   subsidiary, directly or indirectly, controlled by the issuer:

None.

b.   direct or indirect controller of the issuer

None.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

404 - Reference Form - 2015

12. General shareholders’ meeting and administration

Board of Executive Officers

Antonio Chinellato Neto

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.   name: Antonio Chinellato Neto

b.   age: 57 years old

c.   profession: Banking Employee

d.   CPF [Individual Person Taxpayer's Registry] or passport number: CPF 029.888.168/32

e.   elective position: Director

f.    date of election: 3.10.2015

g.   date of inauguration: 4.27.2015

h.   term of office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i.    other positions or functions exercised at the issuer: None.

j.    indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Not Applicable

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Director whose function, in accordance with the Bylaws, is to perform the tasks that were assigned and assist members of the Board of Executive Officers.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

Since 12.18.2009 - Director

b. description of any of the following events that have occurred during the last 5 years:

i.    any criminal conviction:

None.

405 - Reference Form - 2015

12. General shareholders’ meeting and administration

ii.   any conviction in administrative proceedings of the CVM and the penalties

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity.

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a.      administrators of the issuer

None.

b.      (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c.      (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d.      (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a.   subsidiary, directly or indirectly, controlled by the issuer:

None.

b.   direct or indirect controller of Bradesco:

REFER TO ANNEX.

c.   in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

406 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relations maintained, in the last 3 fiscal years, between Mr. Antonio Chinellato Neto and direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a. name: Antonio Chinellato Neto

b. position at Bradesco: Director

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Controlling shareholder	2013		Controlling shareholder	2014		Controlling shareholder
		Position	Note:		Position	Note:		Position	Note:
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct

407 - Reference Form - 2015

12. General shareholders’ meeting and administration

Antonio Daissuke Tokuriki

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.   name: Antonio Daissuke Tokuriki

b.   age: 46 years old

c.   profession: Banking Employee

d.   CPF [Individual Person Taxpayer's Registry] or passport number: CPF 112.458.198/79

e.   elective position: Director

f.    date of election: 3.10.2015

g.   date of inauguration: 4.27.2015

h.   term of office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i.    other positions or functions exercised at the issuer: None.

j.    indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Not Applicable

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Director whose function, in accordance with the Bylaws, is to perform the tasks that were assigned and assist members of the Board of Executive Officers.

During the period between 4.1.3.2010 and 3.16.2014, held the position of Executive General Manager of Bradesco Corporate Department, whose main assignment was excellence in customer management, anticipating solutions and establishing lasting ties, perpetuating the generation of wealth for shareholders, employees and community.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

Since 3.17.2014 - Director

b. description of any of the following events that have occurred during the last 5 years:

i.    any criminal conviction:

None.

408 - Reference Form - 2015

12. General shareholders’ meeting and administration

ii. any conviction in administrative proceedings of the CVM and the penalties

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a.      administrators of the issuer

None.

b.      (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c.      (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d.      (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a.   subsidiary, directly or indirectly, controlled by the issuer:

None.

b.   direct or indirect controller of Bradesco:

REFER TO ANNEX.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

409 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relations maintained, in the last 3 fiscal years, between Mr. Antonio Daissuke Tokuriki and direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a. name: Antonio Daissuke Tokuriki

b. position at Bradesco: Director

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Controlling shareholder	2013		Controlling shareholder	2014		Controlling shareholder
		Position	Note:		Position	Note:		Position	Note:
Fundação Bradesco	60.701.521/0001-06	-	-	-	-	-	-	Member of the Managing Board	-	Direct

410 - Reference Form - 2015

12. General shareholders’ meeting and administration

João Sabino

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.   name: João Sabino

b.   age: 59 years old

c.   profession: Banking Employee

d.   CPF [Individual Person Taxpayer's Registry] or passport number: CPF 989.560.358/49

e.   elective position: Director

f.    date of election: 3.10.2015

g.   date of inauguration: 4.27.2015

h.   term of office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i.    other positions or functions exercised at the issuer: None.

j.    indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Not Applicable

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Director whose function, in accordance with the Bylaws, is to perform the tasks that were assigned and assist members of the Board of Executive Officers.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

Since 2.10.2012 - Director

b. description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

None.

ii.   any conviction in administrative proceedings of the CVM and the penalties

None.

411 - Reference Form - 2015

12. General shareholders’ meeting and administration

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity.

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a.      administrators of the issuer

None.

b.      (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c.      (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d.      (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a. subsidiary, directly or indirectly, controlled by the issuer:

None.

b. direct or indirect controller of Bradesco:

REFER TO ANNEX.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

412 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relations maintained, in the last 3 fiscal years, between Mr. João Sabino and direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a. name: João Sabino

b. position at Bradesco: Director

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Controlling shareholder	2013		Controlling shareholder	2014		Controlling shareholder
		Position	Note:		Position	Note:		Position	Note:
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Board and Deputy Officer	-	Direct	Member of the Managing Board and Deputy Officer	-	Direct	Member of the Managing Board and Deputy Officer	-	Direct

413 - Reference Form - 2015

12. General shareholders’ meeting and administration

Marcio Henrique Araujo Parizotto

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.   name: Marcio Henrique Araujo Parizotto

b.   age: 40 years old

c.   profession: Banking Employee

d.   CPF [Individual Person Taxpayer's Registry] or passport number: CPF 256.358.578/33

e.   elective position: Director

f.    date of election: 3.10.2015

g.   date of inauguration: 4.27.2015

h.   term of office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i.    other positions or functions exercised at the issuer: None.

j.    indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Not Applicable

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Director whose function, in accordance with the Bylaws, is to perform the tasks that were assigned and assist members of the Board of Executive Officers.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

company name: Banco Bradesco Cartões S.A.

position and functions inherent to the position: From August 2010 to October 2014, held the position of Director whose duties, in accordance with the Bylaws, were: collaborate with other members of the Board of Executive Officers members in the performance of their duties and supervise and coordinate the areas that are affected.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

414 - Reference Form - 2015

12. General shareholders’ meeting and administration

Main activity of the company: The practice of active, passive and ancillary operations inherent to the respective authorized portfolios (commercial, investment, credit, financing and investment, including foreign exchange, in accordance with the legal provisions and regulations in force.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Banco Bradesco Cartões S.A.:

- Controlling Stockholder:

Direct: Banco Bradesco S.A.

Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

Since 5.13.2014 - Director

b. Description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in administrative proceedings of the CVM and the penalties

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a. administrators of the issuer

None.

b. (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c, (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d. (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a. subsidiary, directly or indirectly, controlled by Bradesco:

REFER TO ANNEX.

b. direct or indirect controller of Bradesco:

REFER TO ANNEX.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

415 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10 a. - Subordination relations maintained, in the last 3 fiscal years, between Mr. Marcio Henrique Araujo Parizotto and the subsidiaries, directly or indirectly, controlled by Banco Bradesco S.A. (sheet 1/1):

a. name: Marcio Henrique Araujo Parizotto

b. position at Banco Bradesco S.A.: Director

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Subsidiary	2013		Subsidiary	2014		Subsidiary
		Position	Note:		Position	Note:		Position	Note:
Banco Bradesco Cartões S.A.	59.438.325/0001-01	Director	-	Direct	Director	-	Direct	Director	Term ended in October	Direct

416 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relations maintained, in the last 3 fiscal years, between Mr. Marcio Henrique Araujo Parizotto and direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a. name: Marcio Henrique Araujo Parizotto

b. position at Bradesco: Director

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Controlling shareholder	2013		Controlling shareholder	2014		Controlling shareholder
		Position	Note:		Position	Note:		Position	Note:
Fundação Bradesco	60.701.521/0001-06	-	-	-	-	-	-	Member of the Managing Board	-	Direct

417 - Reference Form - 2015

12. General shareholders’ meeting and administration

Paulo Eduardo Waack

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.   name: Paulo Eduardo Waack

b.   age: 45 years old

c.   profession: Banking Employee

d.   CPF [Individual Person Taxpayer's Registry] or passport number: CPF 149.114.048/84

e.   elective position: Director

f.    date of election: 3.10.2015

g.   date of inauguration: 4.27.2015

h.   term of office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i.    other positions or functions exercised at the issuer: None.

j.    indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

None.

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Director whose function, in accordance with the Bylaws, is to perform the tasks that were assigned and assist members of the Board of Executive Officers.

From March 2013 to February 2015 held the position of Executive General Manager of the Treasury Department, responsible for the activities of the Trading Desks of the Treasury, in the pricing and trading of assets, liabilities and derivatives products on customers of the segments Corporate Companies (Middle Market), Private, institutional and retail.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

Since 2.25.2015 - Director

b. description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in administrative proceedings of the CVM and the penalties

418 - Reference Form - 2015

12. General shareholders’ meeting and administration

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a.      administrators of the issuer

None.

b.      (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c.      (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d.      (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a.   subsidiary, directly or indirectly, controlled by the issuer:

None.

b.   direct or indirect controller of the issuer

None.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

419 - Reference Form - 2015

12. General shareholders’ meeting and administration

Paulo Manuel Taveira de Oliveira Ferreira

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.   name: Paulo Manuel Taveira de Oliveira Ferreira

b.   age: 50 years old

c.   profession: Banking Employee

d.   CPF [Individual Person Taxpayer's Registry] or passport number: CPF 127.009.368/17

e.   elective position: Director

f.    date of election: 3.10.2015

g.   date of inauguration: 4.27.2015

h.   Term of Office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i.    other positions or functions exercised at the issuer: None.

j.    indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Not Applicable

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Director whose function, in accordance with the Bylaws, is to perform the tasks that were assigned and assist members of the Board of Executive Officers.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

Since 2.10.2012 - Director

b. description of any of the following events that have occurred during the last 5 years:

i.    any criminal conviction:

None.

ii.   any conviction in administrative proceedings of the CVM and the penalties

None.

420 - Reference Form - 2015

12. General shareholders’ meeting and administration

iii.  any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity.

None.

 12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a.      administrators of the issuer

None.

b.      (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c.      (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d.      (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a.   subsidiary, directly or indirectly, controlled by the issuer:

None.

b.   direct or indirect controller of Bradesco:

REFER TO ANNEX.

c. in case it's relevant, supplier, customer, creditor or debtor of the issuer, its subsidiary or controllers or subsidiaries of any of these people

None.

421 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relations maintained, in the last 3 fiscal years, between Mr. Paulo Manuel Taveira de Oliveira Ferreira and direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a. name: Paulo Manuel Taveira de Oliveira Ferreira

b. position at Bradesco: Director

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Controlling shareholder	2013		Controlling shareholder	2014		Controlling shareholder
		Position	Note:		Position	Note:		Position	Note:
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct

422 - Reference Form - 2015

12. General shareholders’ meeting and administration

Regional Board

Alex Silva Braga

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.   name: Alex Silva Braga

b.   age: 50 years old

c.   profession: Banking Employee

d.   CPF [Individual Person Taxpayer's Registry] or passport number: CPF 509.505.336/53

e.   elective position: Regional Board

f.    date of election: 3.10.2015

g.   date of inauguration: 4.27.2015

h.   term of office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i.    other positions or functions exercised at the issuer: None.

j.    indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Not Applicable

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Regional Director, whose function, according to the Bylaws, is to guide and supervise the Service Points under their jurisdiction and to fulfill the tasks assigned.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

Since 12.18.2009 - Regional Director

b. description of any of the following events that have occurred during the last 5 years:

i.    any criminal conviction:

None.

423 - Reference Form - 2015

12. General shareholders’ meeting and administration

ii.   any conviction in administrative proceedings of the CVM and the penalties

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity.

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a.      administrators of the issuer

None.

b.      (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c.      (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d.      (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a.   subsidiary, directly or indirectly, controlled by the issuer:

None.

b.   direct or indirect controller of the issuer

None.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

424 - Reference Form - 2015

12. General shareholders’ meeting and administration

Almir Rocha

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.   name: Almir Rocha

b.   age: 50 years old

c.   profession: Banking Employee

d.   CPF [Individual Person Taxpayer's Registry] or passport number: CPF 125.546.708/89

e.   elective position: Regional Board

f.    date of election: 3.10.2015

g.   date of inauguration: 4.27.2015

h.   Term of Office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st  Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i.    other positions or functions exercised at the issuer: None.

j.    indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Not Applicable

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Regional Director, whose function, according to the Bylaws, is to guide and supervise the Service Points under their jurisdiction and to fulfill the tasks assigned.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

Since 12.18.2009 - Regional Director

b. description of any of the following events that have occurred during the last 5 years:

i.    any criminal conviction:

None.

ii.   any conviction in administrative proceedings of the CVM and the penalties

None.

425 - Reference Form - 2015

12. General shareholders’ meeting and administration

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity.

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a.      administrators of the issuer

None.

b.      (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c.      (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d.      (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a.   subsidiary, directly or indirectly, controlled by the issuer:

None.

b.   direct or indirect controller of the issuer

None.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

426 - Reference Form - 2015

12. General shareholders’ meeting and administration

Altair Naumann

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.   name: Altair Naumann

b.   age: 46 years old

c.   profession: Banking Employee

d.   CPF [Individual Person Taxpayer's Registry] or passport number: CPF 572.336.329/87

e.   elective position: Regional Board

f.    date of election: 3.10.2015

g.   date of inauguration: 4.27.2015

h.   term of office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i.    other positions or functions exercised at the issuer: None.

j.    indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Not Applicable

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Regional Director, whose function, according to the Bylaws, is to guide and supervise the Service Points under their jurisdiction and to fulfill the tasks assigned.

From February 2012 to February 2015 held the position of Executive General Manager, at the Bradesco Retail Department, whose duties included: (1) Analyzing, developing diagnostics, monitoring and tracking the performance of Branches, Regional Managers and Regional Boards, with the purpose of aligning any distortion to the best management practices of retailing. (2) Coordinating the preparation and management of the strategic planning process of the segment, monitoring the macroeconomic and competitive scenarios, for the identification of opportunities and gaps, to subsidize the Board in making decisions and in to develop strategic plans. (3) Aligning the administrative operational processes to the strategy of the Retail Department, supporting all areas and segments in the achievement of the proposed objectives, through sustainable management. (4) Participating in the preparation of Annual Budget and Goals Program, aligned with strategic guidelines for the Retail Segment.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

427 - Reference Form - 2015

12. General shareholders’ meeting and administration

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

Since 2.4.2015 - Regional Director

b. description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in administrative proceedings of the CVM and the penalties

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a.      administrators of the issuer

None.

b.      (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c.      (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d.      (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a.   subsidiary, directly or indirectly, controlled by the issuer:

None.

b.   direct or indirect controller of the issuer

None.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

428 - Reference Form - 2015

12. General shareholders’ meeting and administration

Amadeu Emilio Suter Neto

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.   name: Amadeu Emilio Suter Neto

b.   age: 50 years old

c.   profession: Banking Employee

d.   CPF [Individual Person Taxpayer's Registry] or passport number: CPF 056.897.388/75

e.   elective position: Regional Board

f.    date of election: 3.10.2015

g.   date of inauguration: 4.27.2015

h.   term of office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i.    other positions or functions exercised at the issuer: None.

j.    indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Not Applicable

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Regional Director, whose function, according to the Bylaws, is to guide and supervise the Service Points under their jurisdiction and to fulfill the tasks assigned.

Between February 2012 and February 2015, he held the position of Regional Manager, responsible for the Itaquera Regional Management, covering the following tasks: to contribute so that the agencies were always in the lead, and implement an optimal management model, focused on improving results, as well as being responsible complying and enforcing the standards issued by regulatory agencies, such as the Brazilian Securities and Exchange Commission (CVM) and Central Bank of Brazil, as well as all applicable laws.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

Since 2.4.2015 - Regional Director

429 - Reference Form - 2015

12. General shareholders’ meeting and administration

b. description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in administrative proceedings of the CVM and the penalties

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a.      administrators of the issuer

None.

b.      (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c.      (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d.      (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a.   subsidiary, directly or indirectly, controlled by the issuer:

None.

b.   direct or indirect controller of the issuer

None.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

430 - Reference Form - 2015

12. General shareholders’ meeting and administration

André Ferreira Gomes

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.   name: André Ferreira Gomes

b.   age: 46 years old

c.   profession: Banking Employee

d.   CPF [Individual Person Taxpayer's Registry] or passport number: CPF 059.012.418/86

e.   elective position: Regional Board

f.    date of election: 3.10.2015

g.   date of inauguration: 4.27.2015

h.    Term of Office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i.    other positions or functions exercised at the issuer: None.

j.    indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Not Applicable

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Regional Director, whose function, according to the Bylaws, is to guide and supervise the Service Points under their jurisdiction and to fulfill the tasks assigned.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

Since 12.9.2013 - Regional Director

b. description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

     None.

ii.   any conviction in administrative proceedings of the CVM and the penalties

     None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity.

     None.

431 - Reference Form - 2015

12. General shareholders’ meeting and administration

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a. administrators of the issuer

None.

b. (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c.   (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d. (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a.   subsidiary, directly or indirectly, controlled by the issuer:

None.

b.   direct or indirect controller of the issuer

None.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

432 - Reference Form - 2015

12. General shareholders’ meeting and administration

Antonio Piovesan

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.   name: Antonio Piovesan

b.   age: 54 years old

c.   profession: Banking Employee

d.   CPF [Individual Person Taxpayer's Registry] or passport number: CPF 015.525.598/31

e.   elective position: Regional Board

f.    date of election: 3.10.2015

g.   date of inauguration: 4.27.2015

h.   term of office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i.    other positions or functions exercised at the issuer: None.

j.    indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Not Applicable

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Regional Director, whose function, according to the Bylaws, is to guide and supervise the Service Points under their jurisdiction and to fulfill the tasks assigned.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

Since 12.18.2009 - Regional Director

b. description of any of the following events that have occurred during the last 5 years:

i.    any criminal conviction:

None.

ii.   any conviction in administrative proceedings of the CVM and the penalties

None.

433 - Reference Form - 2015

12. General shareholders’ meeting and administration

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity.

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a.      administrators of the issuer

None.

b.      (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c.      (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d.      (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a.   subsidiary, directly or indirectly, controlled by the issuer:

None.

b.   direct or indirect controller of the issuer

None.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

434 - Reference Form - 2015

12. General shareholders’ meeting and administration

Carlos Alberto Alástico

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.   name: Carlos Alberto Alástico

b.   age: 54 years old

c.   profession: Banking Employee

d.   CPF [Individual Person Taxpayer's Registry] or passport number: CPF 002.744.798/77

e.   elective position: Regional Board

f.    date of election: 3.10.2015

g.   date of inauguration: 4.27.2015

h.   term of office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i.    other positions or functions exercised at the issuer: None.

j.    indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Not Applicable

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Regional Director, whose function, according to the Bylaws, is to guide and supervise the service points under their jurisdiction and to fulfill the tasks assigned.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

Since 1.3.2012 - Regional Director

b. description of any of the following events that have occurred during the last 5 years:

i.    any criminal conviction:

None.

ii.   any conviction in administrative proceedings of the CVM and the penalties

None.

435 - Reference Form - 2015

12. General shareholders’ meeting and administration

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity.

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a.      administrators of the issuer

None.

b.      (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c.      (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d.      (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a.   subsidiary, directly or indirectly, controlled by the issuer:

None.

b.   direct or indirect controller of the issuer

None.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

436 - Reference Form - 2015

12. General shareholders’ meeting and administration

Delvair Fidêncio de Lima

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.   name: Delvair Fidêncio de Lima

b.   age: 55 years old

c.   profession: Banking Employee

d.   CPF [Individual Person Taxpayer's Registry] or passport number: CPF 005.645.288/89

e.   elective position: Regional Board

f.    date of election: 3.10.2015

g.   date of inauguration: 4.27.2015

h.   term of office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i.    other positions or functions exercised at the issuer: None.

j.    indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Not Applicable

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Regional Director, whose function, according to the Bylaws, is to guide and supervise the Service Points under their jurisdiction and to fulfill the tasks assigned.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

 II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

Since 12.18.2009 - Regional Director

b. description of any of the following events that have occurred during the last 5 years:

i.    any criminal conviction:

None.

ii.   any conviction in administrative proceedings of the CVM and the penalties

None.

437 - Reference Form - 2015

12. General shareholders’ meeting and administration

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity.

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a.      administrators of the issuer

None.

b.      (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c.      (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d.      (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a. subsidiary, directly or indirectly, controlled by the issuer:

None.

b. issuer's direct or indirect controller

None.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

438 - Reference Form - 2015

12. General shareholders’ meeting and administration

Francisco Aquilino Pontes Gadelha

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

b.   name: Francisco Aquilino Pontes Gadelha

c.   age: 57 years old

d.   profession: Banking Employee

e.   CPF [Individual Person Taxpayer's Registry] or passport number: CPF 089.915.023/34

f.    elective position: Regional Board

g.   date of election: 3.10.2015

h.   date of inauguration: 4.27.2015

i.    term of office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

j.    other positions or functions exercised at the issuer: None.

k.   indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Not Applicable

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Regional Director, whose function, according to the Bylaws, is to guide and supervise the Service Points under their jurisdiction and to fulfill the tasks assigned.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

Since 12.18.2009 - Regional Director

b. description of any of the following events that have occurred during the last 5 years:

i.    any criminal conviction:

None.

ii.   any conviction in administrative proceedings of the CVM and the penalties

None.

439 - Reference Form - 2015

12. General shareholders’ meeting and administration

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity.

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a.      administrators of the issuer

None.

b.      (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c.      (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d.      (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a.   subsidiary, directly or indirectly, controlled by the issuer:

None.

b.   direct or indirect controller of the issuer

None.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

440 - Reference Form - 2015

12. General shareholders’ meeting and administration

Francisco Assis da Silveira Junior

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.   name: Francisco Assis da Silveira Junior

b.   age: 49 years old

c.   profession: Banking Employee

d.   CPF [Individual Person Taxpayer's Registry] or passport number: CPF 075.811.178/98

e.   elective position: Regional Board

f.    date of election: 3.10.2015

g.   date of inauguration: 4.27.2015

h.   Term of Office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i.    other positions or functions exercised at the issuer: None.

j.    indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Not Applicable

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Regional Director, whose function, according to the Bylaws, is to guide and supervise the Service Points under their jurisdiction and to fulfill the tasks assigned.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

Since 12.18.2009 - Regional Director

b. description of any of the following events that have occurred during the last 5 years:

i.    any criminal conviction:

None.

ii.   any conviction in administrative proceedings of the CVM and the penalties

None.

441 - Reference Form - 2015

12. General shareholders’ meeting and administration

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity.

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a.      administrators of the issuer

None.

b.      (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c.      (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d.      (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a.   subsidiary, directly or indirectly, controlled by the issuer:

None.

b.   direct or indirect controller of the issuer

None.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

442 - Reference Form - 2015

12. General shareholders’ meeting and administration

Geraldo Dias Pacheco

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.   name: Geraldo Dias Pacheco

b.   age: 55 years old

c.   profession: Banking Employee

d.   CPF [Individual Person Taxpayer's Registry] or passport number: CPF 389.678.049/20

e.   elective position: Regional Board

f.    date of election: 3.10.2015

g.   date of inauguration: 4.27.2015

h.   Term of Office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i.    other positions or functions exercised at the issuer: None.

j.    indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Not Applicable

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Regional Director, whose function, according to the Bylaws, is to guide and supervise the Service Points under their jurisdiction and to fulfill the tasks assigned.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

Since 12.18.2009 - Regional Director

b. description of any of the following events that have occurred during the last 5 years:

i.    any criminal conviction:

None.

ii.   any conviction in administrative proceedings of the CVM and the penalties

None.

443 - Reference Form - 2015

12. General shareholders’ meeting and administration

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity.

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a.      administrators of the issuer

None.

b.      (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c.      (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d.      (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a.   subsidiary, directly or indirectly, controlled by the issuer:

None.

b.   direct or indirect controller of the issuer

None.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

444 - Reference Form - 2015

12. General shareholders’ meeting and administration

João Alexandre Silva

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.   name: João Alexandre Silva

b.   age: 51 years old

c.   profession: Banking Employee

d.   CPF [Individual Person Taxpayer's Registry] or passport number: CPF 534.562.979/04

e.   elective position: Regional Board

f.    date of election: 3.10.2015

g.   date of inauguration: 4.27.2015

h.   term of office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i.    other positions or functions exercised at the issuer: None.

j.    indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Not Applicable

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Regional Director, whose function, according to the Bylaws, is to guide and supervise the Service Points under their jurisdiction and to fulfill the tasks assigned.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

Since 12.18.2009 - Regional Director

b. description of any of the following events that have occurred during the last 5 years:

i.    any criminal conviction:

None.

ii.   any conviction in administrative proceedings of the CVM and the penalties

None.

445 - Reference Form - 2015

12. General shareholders’ meeting and administration

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity.

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a.      administrators of the issuer

None.

b.      (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c.      (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d.      (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a.   subsidiary, directly or indirectly, controlled by the issuer:

None.

b.   direct or indirect controller of the issuer

None.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

446 - Reference Form - 2015

12. General shareholders’ meeting and administration

José Flávio Ferreira Clemente

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.   name: José Flávio Ferreira Clemente

b.   age: 49 years old

c.   profession: Banking Employee

d.   CPF [Individual Person Taxpayer's Registry] or passport number: CPF 050.549.538/41

e.   elective position: Regional Board

f.    date of election: 3.10.2015

g.   date of inauguration: 4.27.2015

h.   term of office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i.    other positions or functions exercised at the issuer: None.

j.    indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Not Applicable

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Regional Director, whose function, according to the Bylaws, is to guide and supervise the Service Points under their jurisdiction and to fulfill the tasks assigned.

Between July 2011 and February 2015, he held the position of Regional Manager, responsible for Lapa Regional Management, covering the following tasks: to contribute so that the agencies were always in the lead, and implement an optimal management model, focused on improving results, also responsible for complying and enforcing the standards issued by regulatory agencies, such as the Brazilian Securities and Exchange Commission (CVM) and Central Bank of Brazil, as well as applicable laws.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

Since 2.25.2015 - Regional Director

b. description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in administrative proceedings of the CVM and the penalties

447 - Reference Form - 2015

12. General shareholders’ meeting and administration

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a.      administrators of the issuer

None.

b.      (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c.      (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d.      (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a.   subsidiary, directly or indirectly, controlled by the issuer:

None.

b.   direct or indirect controller of the issuer

None.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

448 - Reference Form - 2015

12. General shareholders’ meeting and administration

Leandro José Diniz

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.   name: Leandro José Diniz

b.   age: 48 years old

c.   profession: Banking Employee

d.   CPF [Individual Person Taxpayer's Registry] or passport number: CPF 062.643.218/93

e.   elective position: Regional Board

f.    date of election: 3.10.2015

g.   date of inauguration: 4.27.2015

h.   term of office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i.    other positions or functions exercised at the issuer: None.

j.    indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Not Applicable

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Regional Director, whose function, according to the Bylaws, is to guide and supervise the service points under their jurisdiction and to fulfill the tasks assigned.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

Since 1.3.2012 - Regional Director

b. description of any of the following events that have occurred during the last 5 years:

i.    any criminal conviction:

None.

ii.   any conviction in administrative proceedings of the CVM and the penalties

None.

449 - Reference Form - 2015

12. General shareholders’ meeting and administration

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity.

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a. administrators of the issuer

None.

b. (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

a.      (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

b.      (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a.   subsidiary, directly or indirectly, controlled by the issuer:

None.

b.   direct or indirect controller of the issuer

None.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

450 - Reference Form - 2015

12. General shareholders’ meeting and administration

Luis Carlos Furquim Vermieiro

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.   name: Luis Carlos Furquim Vermieiro

b.   age: 53 years old

c.   profession: Banking Employee

d.   CPF [Individual Person Taxpayer's Registry] or passport number: CPF 424.289.559/34

e.   elective position: Regional Board

f.    date of election: 3.10.2015

g.   date of inauguration: 4.27.2015

h.   term of office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

i.    other positions or functions exercised at the issuer: None.

j.    indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Not Applicable

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Regional Director, whose function, according to the Bylaws, is to guide and supervise the Service Points under their jurisdiction and to fulfill the tasks assigned.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

6.1.2011 - Director

Since 3.9.2012 - Regional Director

b. description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

None.

ii.   any conviction in administrative proceedings of the CVM and the penalties

None.

451 - Reference Form - 2015

12. General shareholders’ meeting and administration

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity.

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a.      administrators of the issuer

None.

b.      (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c.      (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d.      (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a.   subsidiary, directly or indirectly, controlled by the issuer:

None.

b.   direct or indirect controller of the issuer

None.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

452 - Reference Form - 2015

12. General shareholders’ meeting and administration

Osmar Sanches Biscuola

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a. name: Osmar Sanches Biscuola

b. age: 53 years old

c. profession: Banking Employee

d. CPF [Individual Person Taxpayer's Registry] or passport number: CPF 476.268.369/87

a.   elective position: Regional Board

b.   date of election: 3.10.2015

c.   date of inauguration: 4.27.2015

d.    term of office: from 1 (one) year, extending to the possession of the Administrators who will be elected at the 1st Meeting of the Board of Directors to take place after the 2016 Annual Shareholders' Meeting.

e.   other positions or functions exercised at the issuer: None.

f.    indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Not Applicable

12.8. For each of the administrators and members of the Fiscal Council of the issuer, supply:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Regional Director, whose function, according to the Bylaws, is to guide and supervise the Service Points under their jurisdiction and to fulfill the tasks assigned.

Between 07/01/2003 and 01/12/2014, he held the position of Regional Manager, covering the following tasks: to support the branches by stimulating the growth of assets and the placement of products/services, seeking to improve results and operational efficiency, complying and enforcing the standards issued by regulatory agencies, such as the Brazilian Securities and Exchange Commission (CVM) and Central Bank of Brazil, as well as applicable laws.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

Since 1.13.2014 - Regional Director

453 - Reference Form - 2015

12. General shareholders’ meeting and administration

b. description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in administrative proceedings of the CVM and the penalties

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a. administrators of the issuer

None.

b. (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c, (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d. (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a. subsidiary, directly or indirectly, controlled by the issuer:

None.

b. issuer's direct or indirect controller

None.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

454 - Reference Form - 2015

12. General shareholders’ meeting and administration

Fiscal Council

José Maria Soares Nunes

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.   name: José Maria Soares Nunes

b.   age: 57 years old

c.   profession: Accountant

d.   CPF [Individual Person Taxpayer's Registry] or passport number: CPF 001.666.878/20

e.   elective position: Effective Member of the Fiscal Council

f.    date of election: 3.10.2015

g.   date of inauguration: 3.30.2015

h.   term of office: from 1 (one) year until the Annual Shareholders' Meeting to be held in the year 2016.

i.    other positions or functions exercised at the issuer: Holds the position of coordinator of the Fiscal Council.

j.    indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Not Applicable

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Effective Member of the Fiscal Council,as a Coordinator, whose duties are laid down in article 163 of Law 6,404/76.

From 8/26/2002 to 6/29/2012 held the position of Department Officer whose function, according to the Bylaws, was to conduct the activities of the Department under his command and advise the other members of the Board of Executive Officers.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

8.26.2002 to 6.29.2012 - Department Officer

455 - Reference Form - 2015

12. General shareholders’ meeting and administration

b. Description of any of the following events that have occurred during the last 5 years:

i.    any criminal conviction:

None.

ii.   any conviction in administrative proceedings of the CVM and the penalties

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity.

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a.      administrators of the issuer

None.

b.      (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c.      (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d.      (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a.   subsidiary, directly or indirectly, controlled by the issuer:

None.

b. direct or indirect controller of Bradesco:

REFER TO ANNEX.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

456 - Reference Form - 2015

12. General shareholders’ meeting and administration

ANNEX

Reference Form - CVM Ruling No. 480, of 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relations maintained in the last 3 fiscal years between Mr. José Maria Soares Nunes and the subsidiaries, directly or indirectly, controlled by Banco Bradesco S.A. (sheet 1/1): (Sheet 1/1):

a. name: José Maria Soares Nunes

b. position at Bradesco: Effective Member of the Fiscal Council

Company	CNPJ [Corporate Taxpayer's Registry]	2012		Controlling shareholder	2013		Controlling shareholder	2014		Controlling shareholder
		Position	Note:		Position	Note:		Position	Note:
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Board	Mandate ended in June.	Direct	-	-	-	-	-	-

457 - Reference Form - 2015

12. General shareholders’ meeting and administration

João Carlos de Oliveira

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.    name: João Carlos de Oliveira

b.    age: 62 years old

c.    profession: Business Consultant

d.    CPF [Individual Person Taxpayer's Registry] or passport number: CPF 171.602.609/10

e.   elective position: Effective Member of the Fiscal Council

f.     date of election: 3.10.2015

g.    date of inauguration: 4.7.2015

h.    term of office: from 1 (one) year until the Annual Shareholders' Meeting to be held in the year 2016.

i.     other positions or functions exercised at the issuer: None.

j.     indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Not Applicable

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Effective Member of the Fiscal Council, whose duties are laid down in article 163 of Law 6,404/76.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

None.

b. Description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in administrative proceedings of the CVM and the penalties

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity

None.

458 - Reference Form - 2015

12. General shareholders’ meeting and administration

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a.   administrators of the issuer

None.

b.   (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c.   (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d.   (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a. subsidiary, directly or indirectly, controlled by the issuer:

None.

b. issuer's direct or indirect controller

None.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

459 - Reference Form - 2015

12. General shareholders’ meeting and administration

Domingos Aparecido Maia

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.   name: Domingos Aparecido Maia

b.   age: 63

c.   profession: Accountant

d.   CPF [Individual Person Taxpayer's Registry] or passport number: CPF 714.810.018/68

e.   elective position: Effective Member of the Fiscal Council

f.    date of election: 3.10.2015

g.   date of inauguration: 3.30.2015

h.   term of office: from 1 (one) year until the Annual Shareholders' Meeting to be held in the year 2016.

i.    other positions or functions exercised at the issuer: None.

j.    indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Not Applicable

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Effective Member of the Fiscal Council, whose duties are laid down in article 163 of Law 6,404/76.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

None.

b. Description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in administrative proceedings of the CVM and the penalties

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity

None.

460 - Reference Form - 2015

12. General shareholders’ meeting and administration

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a.      administrators of the issuer

None.

b.      (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c.      (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d.      (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a.   subsidiary, directly or indirectly, controlled by the issuer:

None.

b. issuer's direct or indirect controller

None.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

461 - Reference Form - 2015

12. General shareholders’ meeting and administration

Nelson Lopes de Oliveira

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.    name: Nelson Lopes de Oliveira

b.    age: 73 years old

c.    profession: Entrepreneur

d.    CPF [Individual Person Taxpayer's Registry] or passport number: CPF 036.974.608/20

e.    elective position: Effective Member of the Fiscal Council

f.     date of election: 3.10.2015

g.    date of inauguration: 3.30.2015

h.    term of office: from 1 (one) year until the Annual Shareholders' Meeting to be held in the year 2016.

i.     other positions or functions exercised at the issuer: None.

j.     indication of whether or not he was elected by the controller: No.

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Not Applicable

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Effective Member of the Fiscal Council, whose duties are laid down in article 163 of Law 6,404/76.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

9.18.1989 - Director

10.3.1998 to 13.3.2002 - Department Officer

b. description of any of the following events that have occurred during the last 5 years:

i.    any criminal conviction:

None.

ii.   any conviction in administrative proceedings of the CVM and the penalties

None.

462 - Reference Form - 2015

12. General shareholders’ meeting and administration

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity.

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a.      administrators of the issuer

None.

b.      (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c.      (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d.      (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a.   subsidiary, directly or indirectly, controlled by the issuer:

None.

b. issuer's direct or indirect controller

None.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

463 - Reference Form - 2015

12. General shareholders’ meeting and administration

Luiz Carlos de Freitas

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.    name: Luiz Carlos de Freitas

b.    age: 62 years old

c.    profession: Accountant

d.    CPF [Individual Person Taxpayer's Registry] or passport number: CPF 659.575.638/20

e.    elective position: Effective Member of the Fiscal Council

f.     date of election: 3.10.2015

g.    date of inauguration: 3.30.2015

h.    term of office: from 1 (one) year until the Annual Shareholders' Meeting to be held in the year 2016.

i.     other positions or functions exercised at the issuer: None.

j.     indication of whether or not he was elected by the controller: No.

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Not Applicable

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Effective Member of the Fiscal Council, whose duties are laid down in article 163 of Law 6,404/76.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

company name: Vale S.A.

position and functions inherent to the position: Alternate member of the Board of Directors and Committee member of Comptroller, whose Advisor assignments are the same as those of the Board of Directors, set out in law and the Company Bylaws, and member of the Controlling Committee, namely: to propose nomination for Board of Directors responsible for the internal audit of the company, issue reports on the policies and the annual audit plan of the company submitted by the person responsible for internal audit as well as on its implementation, monitor the results of the internal audit of the company, and identify, prioritize and propose to the Board of Directors actions to be monitored by the Executive Board.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Extraction of iron ore.

464 - Reference Form - 2015

12. General shareholders’ meeting and administration

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Vale S.A.:

- Controlling Stockholder:

Direct: Valepar S.A.

Indirect: Litel Participações S.A.; Bradespar S.A.; Mitsui & Co., Ltd; BNDES Participações S.A.

company name: Valepar S.A.

position and functions inherent to the position: Deputy Member Member of the Board of Directors whose Advisor assignments are the same as those of the Board of Directors set out in Law and the Bylaws of the Company.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Exclusively, participate as a shareholder of the capital stock of Vale S.A.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Valepar S.A.:

- Controlling Stockholder: Litel Participações S.A., Bradespar S.A., Mitsui & Co., Ltd, BNDES Participações S.A.

II. statement of all directors who occupy or have occupied in listed companies:

Vale S.A.

4.16.2003 to 8.29.2003 - Senior Member of the Board of Directors

Since 4.27.2007 - Deputy Member Member of the Board of Directors

b. description of any of the following events that have occurred during the last 5 years:

i.    any criminal conviction:

None.

ii.   any conviction in administrative proceedings of the CVM and the penalties

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity.

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a.      administrators of the issuer

None.

b.      (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c.      (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d.      (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

465 - Reference Form - 2015

12. General shareholders’ meeting and administration

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a.   subsidiary, directly or indirectly, controlled by the issuer:

None.

b.   direct or indirect controller of the issuer

None.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

466 - Reference Form - 2015

12. General shareholders’ meeting and administration

Nilson Pinhal

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.    name: Nilson Pinhal

b.    age: 67 years old

c.    profession: Business Administrator

d.    CPF [Individual Person Taxpayer's Registry] or passport number: CPF 221.317.958/15

e.    elective position: Substitute Member of the Fiscal Council

f.     date of election: 3.10.2015

g.    date of inauguration: 3.30.2015

h.    term of office: from 1 (one) year until the Annual Shareholders' Meeting to be held in the year 2016.

i.     other positions or functions exercised at the issuer: None.

j.     indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Not Applicable

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Substitute Member of the Fiscal Council, whose duties are laid down in article 163 of Law 6,404/76.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

None.

b. description of any of the following events that have occurred during the last 5 years:

i.    any criminal conviction:

None.

ii.   any conviction in administrative proceedings of the CVM and the penalties

None.

iii.  any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity.

None.

467 - Reference Form - 2015

12. General shareholders’ meeting and administration

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a.      administrators of the issuer

None.

b.      (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c.      (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d.      (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 financial years, between administrators of the issuer's and:

a.   subsidiary, directly or indirectly, controlled by the issuer:

None.

b.   direct or indirect controller of the issuer

None.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

468 - Reference Form - 2015

12. General shareholders’ meeting and administration

Renaud Roberto Teixeira

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.    name: Renaud Roberto Teixeira

b.    age: 72 years old

c.    profession: Entrepreneur

d.    CPF [Individual Person Taxpayer's Registry] or passport number: CPF 057.180.078/53

e.    elective position: Substitute Member of the Fiscal Council

f.     date of election: 3.10.2015

g.    date of inauguration: 3.30.2015

h.    term of office: from 1 (one) year until the Annual Shareholders' Meeting to be held in the year 2016.

i.     other positions or functions exercised at the issuer: None.

j.     indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Not Applicable

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Substitute Member of the Fiscal Council, whose duties are laid down in article 163 of Law 6,404/76.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

01/02/1995 to 03/10/2004 - Director

b. description of any of the following events that have occurred during the last 5 years:

i.    any criminal conviction:

None.

ii.   any conviction in administrative proceedings of the CVM and the penalties

None.

469 - Reference Form - 2015

12. General shareholders’ meeting and administration

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity.

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a.      administrators of the issuer

None.

b.      (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c.      (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d.      (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a.   subsidiary, directly or indirectly, controlled by the issuer:

None.

b.   direct or indirect controller of the issuer

None.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

470 - Reference Form - 2015

12. General shareholders’ meeting and administration

Jorge Tadeu Pinto de Figueiredo

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.   name: Jorge Tadeu Pinto de Figueiredo

b.   age: 62 years old

c.   profession: Lawyer

d.   CPF [Individual Person Taxpayer's Registry] or passport number: CPF 399.738.328/68

e.   elective position: Substitute Member of the Fiscal Council

f.    date of election: 3.10.2015

g.   date of inauguration: 3.30.2015

h.   term of office: from 1 (one) year until the Annual Shareholders' Meeting to be held in the year 2016.

i.    other positions or functions exercised at the issuer: None.

j.    indication of whether or not he was elected by the controller: Yes

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Not Applicable

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Substitute Member of the Fiscal Council, whose duties are laid down in article 163 of Law 6,404/76.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

10.3.1998 to 10.3.2000 - Department Officer

b. description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in administrative proceedings of the CVM and the penalties

None.

471 - Reference Form - 2015

12. General shareholders’ meeting and administration

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a. administrators of the issuer

None.

b. (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c, (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d. (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 fiscal years, between administrators of the issuer's and:

a. subsidiary, directly or indirectly, controlled by the issuer:

None.

b. issuer's direct or indirect controller

None.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

472 - Reference Form - 2015

12. General shareholders’ meeting and administration

João Batistela Biazon

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.   name: João Batistela Biazon

b.   age: 70 years old

c.   profession: Entrepreneur

d.   CPF [Individual Person Taxpayer's Registry] or passport number: CPF 003.505.919/20

e.   elective position: Substitute Member of the Fiscal Council

f.    date of election: 3.10.2015

g.   date of inauguration: 3.30.2015

h.   term of office: from 1 (one) year until the Annual Shareholders' Meeting to be held in the year 2016.

i.    other positions or functions exercised at the issuer: None.

j.    indication of whether or not he was elected by the controller: No.

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Not Applicable

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Substitute Member of the Fiscal Council, whose duties are laid down in article 163 of Law 6,404/76.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

3.10.1989 - Director

27.8.2001 to 12.3.2007 - Department Officer

b. description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in administrative proceedings of the CVM and the penalties

None.

473 - Reference Form - 2015

12. General shareholders’ meeting and administration

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a.      administrators of the issuer

None.

b.    (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c.      (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d.      (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 financial years, between administrators of the issuer's and:

a.   subsidiary, directly or indirectly, controlled by the issuer:

None.

b.   direct or indirect controller of the issuer

None.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

474 - Reference Form - 2015

12. General shareholders’ meeting and administration

Oswaldo de Moura Silveira

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.   name: Oswaldo de Moura Silveira

b.   age: 72 years old

c.   profession: Investor

d.   CPF [Individual Person Taxpayer's Registry] or passport number: CPF 039.735.148/87

e.   elective position: Substitute Member of the Fiscal Council

f.    date of election: 3.10.2015

g.   date of inauguration: 4.7.2015

h.   term of office: from 1 (one) year until the Annual Shareholders' Meeting to be held in the year 2016.

i.    other positions or functions exercised at the issuer: None.

j.    indication of whether or not he was elected by the controller: No.

12.7. Supply information mentioned in item 12.6 in relation to members of the committees as well as statutory audit committees, risk, and financial remuneration, although such committees or structures are not statutory.

Not Applicable

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Substitute Member of the Fiscal Council, whose duties are laid down in article 163 of Law 6,404/76.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies:

Banco Bradesco S.A.

21.8.1995 to 10.3.2000 - Department Officer

b. description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in administrative proceedings of the CVM and the penalties

None.

475 - Reference Form - 2015

12. General shareholders’ meeting and administration

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity

None.

12.9. Inform the existence of marital relationship, stable Union or kinship up to the second degree between:

a.      administrators of the issuer

None.

b.    (i) the issuer's directors and (ii) subsidiaries' directors, directly or indirectly bound to the issuer

None.

c.      (i) the issuer's directors or of its direct or indirect subsidiaries, and (ii) the issuer's direct or indirect controllers

None.

d.      (i) the issuer's directors and (ii) directors of companies, direct or indirect administrators of the issuer

None.

12.10. Inform about relationships of subordination, provision of service or maintained control in the last 3 financial years, between administrators of the issuer's and:

a.   subsidiary, directly or indirectly, controlled by the issuer:

None.

b.   direct or indirect controller of the issuer

None.

c. in case it's relevant, supplier, customer, creditor of the debtor or issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people

None.

476 - Reference Form - 2015

12. General shareholders’ meeting and administration

12.11 - Agreements, including insurance policies, for payment or reimbursement of expenses incurred by administrators

Annually, Banco Bradesco S.A. (for itself and its subsidiaries) hires, for 12-month terms, the General Civil Liability Insurance of Administrators (insurance Directors & Officers-D & O), with the goal of covering the risks of its managers worldwide in case of claims or legal claims, whether they are coming from third party individuals, corporate entities or government agencies that supposedly, feel harmed by acts committed by the insured. The policies cover claims made against the insured, exclusively, for harmful acts (actions or omissions, provided that not wrongful) performed by the insured.

Insured person, means any individual who has been, is or will be, as the case may be, a member of the Board of Directors, Board of Executive Officers, Fiscal Council or any other statutory body or organ created by the bylaws or articles of incorporation of Bradesco or its subsidiaries, or any employee who has powers of representation vis-à-vis third parties or whose job involves the representation of fact or law of the Company vis-à-vis third parties.

The scope of coverage is worldwide, except for claims for environmental damage in the USA. For the year 2014, the coverage was for US$ 125 million.

Total premium of Insurers	USD 1.730 Mil (+ 7% IOF)
Chubb	USD 503 Mil (+ 7% IOF)
Ace	USD 454.4 Mil (+ 7% IOF)
Chubb	USD 161 Mil (+ 7% IOF)
Zurich	USD 289.9 Mil (+ 7% IOF)
Chartis	USD 164.1 Mil (+ 7% IOF)
XL	USD 158 Mil (+ 7% IOF)

477 - Reference Form - 2015

12. General shareholders’ meeting and administration

12.12.    Provide other information that the issuer deems relevant:

Item	Subjects described
1)	Information concerning items 12.6 and 12.7.
2)

Positions occupied by members of the Board of Directors on the Board of Directors, Fiscal Council, Committees and Executive Bodies of other Companies or Entities, in compliance with item 4.4. of the Listing Rules Corporate Governance Level 1 of the BM&FBOVESPA, besides those already mentioned in items 12.6/8 and 12.10.

3)	Information on Banco Bradesco S.A. Meetings held in the last 3 (three) years.
4)	Information about the ABRASCA Code of Self-regulation and Good Practices of Listed Companies.
5)	Information pertaining to appoint the Ombudsman of Banco Bradesco S.A.

478 - Reference Form - 2015

12. General shareholders’ meeting and administration

1)     Information concerning items 12.6 and 12.7:

Compensation Committee

Name:	Age	Profession	CPF [Individual Taxpayer's Registry]	Position	Date of Appointment	Date of Inauguration	Term of Office	Other positions or functions exercised at Bradesco	Indication of nomination by the controller or otherwise
Lázaro de Mello Brandão	88	Banking Employee	004.637.528/72	Coordinator	3.10.2015	3.30.2015	Until the 1st meeting of the Board of Directors to be held after the Annual Shareholders' Meeting of 2016.	Chairman of the Board of Directors	Yes
Luiz Carlos Trabuco Cappi	63		250.319.028/68	A member of the				Chief Executive Officer and Vice Chairman
Antônio Bornia	79		003.052.609/44					Member of the Board of Directors
Mário da Silveira Teixeira Júnior	69		113.119.598/15
Carlos Alberto Rodrigues Guilherme	71		021.698.868/34
Milton Matsumoto	70		081.225.550/04
Sérgio Nonato Rodrigues	60		762.457.308/30	Non-Administrator Member				Executive General Manager

479 - Reference Form - 2015

12. General shareholders’ meeting and administration

Description of the members of the Audit Committee, in accordance with CVM Ruling 509, of 11.16.2011

Milton Matsumoto

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.   Name: Milton Matsumoto

b.   age: 70 years old

c.   Profession: Banking Employee

d.   CPF [Individual Person Taxpayer's Registry] or passport number: CPF 081.225.550/04

e.   Elective position: Member of the Audit Committee

f.    Date of election: 3.10.2015

g.   Date of inauguration: 4.27.2015

h.   term of office: from 1 (one) year, extending to the possession of the Members who will be elected at the 1st Meeting of the Board of Directors to take place after the Annual Shareholders' Meeting of 2016.

i.    Other positions or functions exercised at Bradesco Exercising the function of Audit Committee’s coordinator. Refer to items 12.6/8 and 12.12.

j.    indication of whether or not he was elected by the controller: Yes

Item 12.8 - Information provided in the Reference Form for participation in the Board of Directors.

Osvaldo Watanabe

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a. name: Osvaldo Watanabe

b. age: 61 years old

c. profession: Economist and Accountant

d. CPF [Individual Person Taxpayer's Registry] or passport number: CPF 668.886.388/04

e. elective position: Member of the Audit Committee

f.   date of election: 3.10.2015

g. date of inauguration: 4.27.2015

h.   term of office: from 1 (one) year, extending to the possession of the Members who will be elected at the 1st Meeting of the Board of Directors to take place after the Annual Shareholders' Meeting of 2016.

i.   other positions or functions exercised at the issuer: None.

j.   indication of whether or not he was elected by the controller: Yes

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Member of the Audit Committee, whose duties are laid down in article 15 of Resolution 3.198, of 5.27.2004, Brazil's Central Bank.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

II. statement of all directors who occupy or have occupied in listed companies: None.

b. Description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in administrative proceedings of the CVM and the penalties

None.

480 - Reference Form - 2015

12. General shareholders’ meeting and administration

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity

None.

Paulo Roberto Simões da Cunha

12.6. For each of the administrators and members of the Fiscal Council of the issuer, indicate, in the form of a table:

a.   name: Paulo Roberto Simões da Cunha

b.   age: 65 years old

c.   profession: Accountant

d.   CPF [Individual Person Taxpayer's Registry] or passport number: CPF 567.047.048/68

e.   elective position: Member of the Audit Committee

f.    date of election: 3.10.2015

g.   date of inauguration: 4.27.2015

h.   term of office: from 1 (one) year, extending to the possession of the Members who will be elected at the 1st Meeting of the Board of Directors to take place after the Annual Shareholders' Meeting of 2016.

i.    other positions or functions exercised at the issuer: Qualified Member of the Audit Committee.

j.    indication of whether or not he was elected by the controller: Yes

12.8. In relation to each of the directors, members of the Fiscal Council and members of the statutory audit committee, provide:

a. resume, containing the following information:

i. main professional experiences during the last 5 years, indicating:

company name: Banco Bradesco S.A.

position and functions inherent to the position: Qualified Member of the Audit Committee, whose duties are laid down in article 15 of Resolution 3.198, of 5.27.2004, Brazil's Central Bank.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Perform banking operations in general, including exchange.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Bradesco securities:

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

Other

Aguiar Family.

company name: Mahle Metal Leve S.A.

position and functions inherent to the position: Effective Member and President of the Fiscal Council, whose duties are laid down in article 163 of Law 6,404/76.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Manufacture of parts and accessories for motor vehicles.

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of Mahle Metal Leve S.A.:

- Controlling Stockholder:

MAHLE Indústria e Comércio Ltda., MAHLE Industriebeteiligungen GmbH, MAHLE GmbH, MAHLE Stiftung GmbH.

company name: BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange

position and functions inherent to the position: Member of the Audit Committee, whose main assignments are to assess and ponder on: the structure of internal controls; the internal and independent audit processes of the company; the financial statements, overseeing the area that produces financial reports; and all other powers provided for in these bylaws and the regulations in force.

main activity of the company at which such experiences occurred, highlighting the companies or organizations that comprise (i) the issuer's economic group, or (ii) partners with participation, direct or indirect, equal to or greater than 5% of the same class or kind of securities of the issuer

Main activity of the company: Securities, Commodities and Futures Exchange

Companies belonging to the Group of shareholders with participation, direct or indirect, equal to or greater than 5% of the same class or kind of BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros: None.

II. statement of all directors who occupy or have occupied in listed companies:

None.

481 - Reference Form - 2015

12. General shareholders’ meeting and administration

b. Description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

None.

ii. any conviction in administrative proceedings of the CVM and the penalties

None.

iii. any final conviction, in judicial or administrative sphere, which has suspended or disabled for the practice of a professional or any trade activity

None.

482 - Reference Form - 2015

12. General shareholders’ meeting and administration

Compliance and Internal Control Committee (non statutory organ)

Name:	Age	Profession	CPF [Individual Taxpayer's Registry]	Position	Date of Appointment	Date of Inauguration	Term of Office	Other positions or functions exercised at Bradesco	Indication of nomination by the controller or otherwise
Mário da Silveira Teixeira Júnior	69	Banking Employee	113.119.598/15	Coordinator	3.11.2013	None.	Not stated	Member of the Board of Directors	Yes
Carlos Alberto Rodrigues Guilherme	71		021.698.868/34	A member of the
Milton Matsumoto	70		081.225.550/04
Domingos Figueiredo de Abreu	56		942.909.898/53					Executive Vice-President Director
Marco Antonio Rossi	54		015.309.538/55
Alexandre da Silva Glüher	54		282.548.640/04
Maurício Machado de Minas	55		044.470.098/62		2.18.2015
Moacir Nachbar Junior	50		062.947.708/66					Executive Managing Director
Frederico William Wolf	58		882.992.108/44		3.11.2013			Department Officer
Gedson Oliveira Santos	39		261.708.518/05		1.31.2014
Johan Albino Ribeiro	58		001.307.978/63		9.8.2014
Joel Antonio Scalabrini	55		926.230.698/91		2.18.2015

483 - Reference Form - 2015

12. General shareholders’ meeting and administration

Committee on Ethical Conduct (not statutory organ)

Name:	Age	Profession	CPF [Individual Taxpayer's Registry]	Position	Date of Appointment	Date of Inauguration	Term of Office	Other positions or functions exercised at Bradesco	Indication of nomination by the controller or otherwise
Milton Matsumoto	70	Banking Employee	081.225.550/04	Coordinator	3.11.2013	None.	Not stated	Member of the Board of Directors	Yes
Carlos Alberto Rodrigues Guilherme	71		021.698.868/34	A member of the
Domingos Figueiredo de Abreu	56		942.909.898/53					Executive Vice-President Director
Sérgio Alexandre Figueiredo Clemente	55		373.766.326/20		4.6.2015
Marco Antonio Rossi	54		015.309.538/55		3.11.2013
Alexandre da Silva Glüher	54		282.548.640/04
Josué Augusto Pancini	55		966.136.968/20
Maurício Machado de Minas	55		044.470.098/62		4.6.2015
Marcelo de Araújo Noronha	49		360.668.504/15
André Rodrigues Cano	56		005.908.058/27		3.11.2013			Executive Managing Director
Moacir Nachbar Junior	50		062.947.708/66		4.6.2015
Octavio de Lazari Junior	51		044.745.768/37		8.25.2014
Marlene Morán Millan	51		076.656.518/10		4.6.2015			Executive Deputy Director
Clayton Camacho	53		049.313.418/29		3.11.2013			Department Officer
Frederico William Wolf	58		882.992.108/44
Glaucimar Peticov	52	Banking Employee	059.348.278/63	A member of the	3.11.2013	None.	Not stated	Department Officer	Yes
Joel Antonio Scalabrini	55		926.230.698/91
Nairo José Martinelli Vidal Jr	45		116.088.168/50		8.29.2014			Ombudsman

484 - Reference Form - 2015

12. General shareholders’ meeting and administration

Committee of Integrated Risk Management and Capital Allocation (non statutory organ)

Name:	Age	Profession	CPF [Individual Taxpayer's Registry]	Position	Date of Appointment	Date of Inauguration	Term of Office	Other positions or functions exercised at Bradesco	Indication of nomination by the controller or otherwise
Alexandre da Silva Glüher	54	Banking Employee	282.548.640/04	Coordinator	2.17.2014	None.	Not stated	Executive Vice-President Director	Yes
Domingos Figueiredo de Abreu	56		942.909.898/53	A member of the	3.11.2013
Sérgio Alexandre Figueiredo Clemente	55		373.766.326/20
Marco Antonio Rossi	54		015.309.538/55
Josué Augusto Pancini	55		966.136.968/20		2.17.2014
Maurício Machado de Minas	55		044.470.098/62
Marcelo de Araújo Noronha	49		360.668.504/15		2.18.2015
Luiz Carlos Angelotti	50		058.042.738/25		3.11.2013			Executive Managing Director and Investor Relations Officer
Moacir Nachbar Junior	50		062.947.708/66		2.18.2015			Executive Managing Director
Gedson Oliveira Santos	39		261.708.518/05		1.31.2014			Department Officer

485 - Reference Form - 2015

12. General shareholders’ meeting and administration

Sustainability Committee (statutory not organ)

Name:	Age	Profession	CPF [Individual Taxpayer's Registry]	Position	Date of Appointment	Date of Inauguration	Term of Office	Other positions or functions exercised at Bradesco	Indication of nomination by the controller or otherwise
Luiz Carlos Angelotti	50	Banking Employee	058.042.738/25	Coordinator	10.7.2013	None.	Not stated	Executive Managing Director and Investor Relations Officer	Yes
Carlos Alberto Rodrigues Guilherme	71		021.698.868/34	A member of the				Member of the Board of Directors
Milton Matsumoto	70		081.225.550/04
Aurélio Conrado Boni	63		191.617.008/00
Domingos Figueiredo de Abreu	56		942.909.898/53					Executive Vice-President Director
Sérgio Alexandre Figueiredo Clemente	55		373.766.326/20		9.8.2014
Marco Antonio Rossi	54		015.309.538/55		10.7.2013
Alexandre da Silva Glüher	54		282.548.640/04
Josué Augusto Pancini	55		966.136.968/20		2.17.2014
Maurício Machado de Minas	55		044.470.098/62		9.8.2014
Moacir Nachbar Junior	50		062.947.708/66		10.7.2013			Executive Managing Director

486 - Reference Form - 2015

12. General shareholders’ meeting and administration

Disclosure Executive Committee (executive body subordinate to the Chief Executive Officer)

Name:	Age	Profession	CPF [Individual Taxpayer's Registry]	Position	Date of Appointment	Date of Inauguration	Term of Office	Other positions or functions exercised at Bradesco	Indication of nomination by the controller or otherwise
Luiz Carlos Angelotti	50	Banking Employee	058.042.738/25	Coordinator	None.	None.	Not stated	Executive Managing Director and Investor Relations Officer	Yes
Domingos Figueiredo de Abreu	56		942.909.898/53	A member of the				Executive Vice-President Director
Marco Antonio Rossi	54		015.309.538/55
Alexandre da Silva Glüher	54		282.548.640/04
Moacir Nachbar Junior	50		062.947.708/66					Executive Managing Director
Marlene Morán Millan	51		076.656.518/10					Executive Deputy Director
Antonio José da Barbara	46		083.858.728/33					Department Officer
Carlos Wagner Firetti	46		116.362.538/81
Marcelo Santos Dall'Occo	48		054.500.438/13
Marcos Aparecido Galende	48		089.419.738/05
Marlos Francisco de Souza Araujo	37		274.447.478/90
Haydewaldo Roberto Chamberlain da Costa	55	Accountant	756.039.427/20					None.

487 - Reference Form - 2015

12. General shareholders’ meeting and administration

Corporate Governance Executive Committee

Name:	Age	Profession	CPF [Individual Taxpayer's Registry]	Position	Date of Appointment	Date of Inauguration	Term of Office	Other positions or functions exercised at Bradesco	Indication of nomination by the controller or otherwise
Luiz Carlos Angelotti	50	Banking Employee	058.042.738/25	Coordinator	None.	None.	Not stated	Executive Managing Director and Investor Relations Officer	Yes
Domingos Figueiredo de Abreu	56		942.909.898/53	A member of the				Executive Vice-President Director
Alexandre da Silva Glüher	54		282.548.640/04
Moacir Nachbar Junior	50		062.947.708/66					Executive Managing Director
Marlene Morán Millan	51		076.656.518/10					Executive Deputy Director
Antonio José da Barbara	46		083.858.728/33					Department Officer
Johan Albino Ribeiro	58		001.307.978/63
Marcelo Santos Dall'Occo	48		054.500.438/13

488 - Reference Form - 2015

12. General shareholders’ meeting and administration

2)     Positions occupied by members of the Board of Directors on the Board of Directors, Fiscal Council, Committees and Executive Bodies of other Companies or Entities, in compliance with item 4.4. of the Listing Rules Corporate Governance Level 1 of the BM&FBOVESPA, besides those already mentioned in items 12.6/8 and 12.10.

•       Name: Lázaro de Mello Brandão

•       Position held at Bradesco: Chairman of the Board of Directors

Company	Position
Associação Comercial do Rio de Janeiro	Honorary Advisor of the Adolpho Bloch Committee - Culture Business Council
BSP Park Estacionamentos e Participações S.A.	Chairman of the Board of Directors
Comunitas: Partnerships for Development Outreach	Founding Partner and Member of the General Council
Foundation Institute of Digestive Diseases and Nutrition	Chairman of the Board of Directors
Chief Executive Officer
NCD Participações Ltda
Top Club Bradesco, Security, Education and Social Assistance

•       Name: Luiz Carlos Trabuco Cappi

•       Position held at Bradesco: Chief Executive Officer and Vice Chairman

Company	Position
Aicaré Holdings Ltda.	Chief Executive Officer
Alvorada Administradora de Cartões Ltda.	Director
Alvorada Companhia Securitizadora de Créditos Financeiros	Chief Executive Officer
Alvorada Serviços e Negócios Ltda.
Amapari Holdings S.A.
Andorra Holdings S.A.
Aporé Holdings S.A.
Aquarius Holdings Ltda.
Aranaú Holdings S.A.
Baíra Holdings Ltda.
Banco CBSS S.A.
Baneb Corretora de Seguros S.A.
Bankpar Brasil Ltda.
Bankpar Consultoria e Serviços Ltda.
Columbus Holdings S.A.
BCN - Consultoria, Administração de Bens, Serviços e Publicidade Ltda.	Chief Executive Officer
BEC - Distribuidora de Títulos e Valores Mobiliários Ltda.
BEM - Distribuidora de Títulos e Valores Mobiliários Ltda.
BF Promotora de Vendas Ltda.
BMC Asset Management - Distribuidora de Títulos e Valores Mobiliários Ltda.
BP Promotora de Vendas Ltda.
Bpar Corretagem de Seguros Ltda.
Bradescor Corretora de Seguros Ltda.
Brasilia Cayman Investments II Limited	Director
Brasilia Cayman Investments III Limited
BSP Park Estacionamentos e Participações S.A.	Vice Chairman
Caetê Holdings Ltda.	Chief Executive Officer
Carson Holdings Ltda.
Celta Holdings S.A.
Cerrado Serviços Ltda.
Cidade Capital Markets Ltd.
National Confederation of Financial Institutions - CNF	President of the Council of Representatives and the Board of Executive Officers
Elba Holdings Ltda.	Chief Executive Officer
Elvas Holdings Ltda.
Embaúba Holdings Ltda.
Everest Leasing S.A. Arrendamento Mercantil
FEBRABAN - Brazilian Federation of Banks	Member of the Advisory Board
Member of the Board of Directors
Ferrara Participações S.A.	Chief Executive Officer
Foundation Institute of Digestive Diseases and Nutrition	Vice Chairman
Deputy Chairman Director
Ganant Corretora de Seguros Ltda.	Chief Executive Officer
Ibi Corretora de Seguros Ltda.
Imagra Imobiliária e Agrícola Ltda.
Japira Holdings S.A.
Lecce Holdings S.A.
Lyon Holdings Ltda.
Manacás Holdings Ltda.
Maníbu Holdings Ltda.
Marselha Holdings Ltda.
Miramar Holdings S.A.
NCD Participações Ltda	Deputy Chairman Director
Nova Marília Administração de Bens Móveis e Imóveis Ltda.	Chief Executive Officer
Nova Paiol Participações Ltda.
Promosec Companhia Securitizadora de Créditos Financeiros
PTS Viagens e Turismo Ltda.
Quixaba Empreendimentos e Participações Ltda.	Director
Quixaba Investimentos S.A.	Chief Executive Officer
Rubi Holdings Ltda.
Serel Participações em Imóveis S.A.
Settle Consultoria, Assessoria e Sistemas Ltda.
ShopFácil Soluções em Comércio Eletrônico S.A.
STVD Holdings S.A.
Taíba Holdings Ltda.
Tandil Holdings Ltda.
Tapajós Holdings Ltda.
Tibre Distribuidora de Títulos e Valores Mobiliários Ltda.
Tibre Holdings Ltda.
Titanium Holdings S.A.
Top Club Bradesco, Security, Education and Social Assistance	Deputy Chairman Director
Treviglio Holdings Ltda.	Chief Executive Officer
Varese Holdings Ltda.
Veneza Empreendimentos e Participações S.A.
Viareggio Holdings Ltda.

489 - Reference Form - 2015

12. General shareholders’ meeting and administration

•       Name: Antônio Bornia

•       Position held at Bradesco: Member of the Board of Directors

Company	Position
ABEL - Associação Brasileira das Empresas de Leasing	Chairman of the Board of Directors
BSP Park Estacionamentos e Participações S.A.	Member of the Board of Directors
Foundation Institute of Digestive Diseases and Nutrition	Member of the Board of Directors
Managing Director
NCD Participações Ltda
Top Club Bradesco, Security, Education and Social Assistance	Director

•       Name: Mário da Silveira Teixeira Júnior

•       Position held at Bradesco: Member of the Board of Directors

Company	Position
BSP Empreendimentos Imobiliários S.A.	Member of the Strategic Committee (non statutory organ)
BSP Park Estacionamentos e Participações S.A.	Member of the Board of Directors
Foundation Institute of Digestive Diseases and Nutrition	Member of the Board of Directors
Managing Director
NCD Participações Ltda
Telecel Telecomunicações Ltda.	Director
Top Club Bradesco, Security, Education and Social Assistance

490 - Reference Form - 2015

12. General shareholders’ meeting and administration

•       Name: João Aguiar Alvarez

•       Position held at Bradesco: Member of the Board of Directors

Company	Position
Foundation Institute of Digestive Diseases and Nutrition	Member of the Board of Directors
NCD Participações Ltda	Deputy Officer

•       Name: Denise Aguiar Alvarez

•       Position held at Bradesco: Member of the Board of Directors

Company	Position
ADC Bradesco - Associação Desportiva Classista	Chief Executive Officer
Associação de Apoio ao Programa Alfabetização Solidária - AAPAS	Effective Partner
Associação Pinacoteca Arte e Cultura - APAC	Member of the Advisory Board
Canal Futura
Comunitas: Partnerships for Development Outreach	Member of the General Board
Partner
Fundação Dorina Nowill para Cegos	Member of the Board of Trustees
Foundation Institute of Digestive Diseases and Nutrition	Member of the Board of Directors
Deputy Director
Fundação Roberto Marinho	Member of the Board of Trustees
Museu de Arte Moderna de São Paulo (MAM)	Member of the deliberative Council
NCD Participações Ltda	Deputy Director

•       Name: Carlos Alberto Rodrigues Guilherme

•       Position held at Bradesco: Member of the Board of Directors

Company	Position
BSP Empreendimentos Imobiliários S.A.	Member of the Strategic Committee (non-statutory body)
BSP Park Estacionamentos e Participações S.A.	Member of the Board of Directors
Foundation Institute of Digestive Diseases and Nutrition	Member of the Board of Directors
Managing Director
NCD Participações Ltda
Top Club Bradesco, Security, Education and Social Assistance	Director

491 - Reference Form - 2015

12. General shareholders’ meeting and administration

•       Name: Milton Matsumoto

•       Position held at Bradesco: Member of the Board of Directors

Company	Position
Alvorada Administradora de Cartões Ltda.	Chief Executive Officer
BSP Empreendimentos Imobiliários S.A.	Member of the Strategic Committee (non statutory organ)
BSP Park Estacionamentos e Participações S.A.	Member of the Board of Directors
Fidelity Processadora e Serviços S.A.	Vice Chairman
Foundation Institute of Digestive Diseases and Nutrition	Member of the Board of Directors
Managing Director
NCD Participações Ltda
Top Club Bradesco, Security, Education and Social Assistance	Director

•       Name: José Alcides Munhoz

•       Position held at Bradesco: Member of the Board of Directors

Company	Position
BSP Empreendimentos Imobiliários S.A.	Member of the Strategic Committee (non statutory organ)
BSP Park Estacionamentos e Participações S.A.	Member of the Board of Directors Member of the Strategic Committee
FIABCI/BRAZIL - Brazilian National Chapter of the International Federation of Real Estate Professions	Member of the Advisory Board
Foundation Institute of Digestive Diseases and Nutrition	Member of the Board of Directors
Managing Director
NCD Participações Ltda	Managing Director
Quixaba Empreendimentos e Participações Ltda.	Chief Executive Officer
Top Club Bradesco, Security, Education and Social Assistance	Director

•       Name: Aurélio Conrado Boni

•       Position held at Bradesco: Member of the Board of Directors

Company	Position
Alvorada Administradora de Cartões Ltda.	Director
Alvorada Companhia Securitizadora de Créditos Financeiros
Alvorada Serviços e Negócios Ltda.
Amapari Holdings S.A.
Andorra Holdings S.A.
Aporé Holdings S.A.
Aquarius Holdings Ltda.
Aranaú Holdings S.A.
Baíra Holdings Ltda.
Banco CBSS S.A.
Bankpar Brasil Ltda.	Deputy Chairman Director
Bankpar Consultoria e Serviços Ltda.
Columbus Holdings S.A.	Director
BEC - Distribuidora de Títulos e Valores Mobiliários Ltda.	Deputy Chairman Director
BEM - Distribuidora de Títulos e Valores Mobiliários Ltda.
BF Promotora de Vendas Ltda.
BMC Asset Management - Distribuidora de Títulos e Valores Mobiliários Ltda.	Director
BP Promotora de Vendas Ltda.	Deputy Chairman Director
Caetê Holdings Ltda.	Director
Carson Holdings Ltda.
Celta Holdings S.A.	Director
Cerrado Serviços Ltda.
Elba Holdings Ltda.
Elvas Holdings Ltda.	Director
Embaúba Holdings Ltda.
Everest Leasing S.A. Arrendamento Mercantil.
Ferrara Participações S.A.
Foundation Institute of Digestive Diseases and Nutrition	Member of the Board of Directors
Managing Director
Imagra Imobiliária e Agrícola Ltda.	Deputy Chairman Director
IT Partners Ltd.	Member of the Board of Directors
Japira Holdings S.A.	Director
Lecce Holdings S.A.
Lyon Holdings Ltda.
Manacás Holdings Ltda.
Manibu Holdings Ltda.
Marselha Holdings Ltda.
Miramar Holdings S.A.
NCD Participações Ltda	Managing Director
Nova Marília Administração de Bens Móveis e Imóveis Ltda.	Director
Nova Paiol Participações Ltda.
Promosec Companhia Securitizadora de Créditos Financeiros
PTS Viagens e Turismo Ltda.	Deputy Chairman Director
Quixaba Investimentos S.A.	Director
Rubi Holdings Ltda.
Serel Participações em Imóveis S.A.
Settle Consultoria, Assessoria e Sistemas Ltda.
ShopFácil Soluções em Comércio Eletrônico S.A.	Deputy Chairman Director
STVD Holdings S.A.	Director
Taíba Holdings Ltda.
Tandil Holdings Ltda.
Tapajós Holdings Ltda.	Director
Tibre Distribuidora de Títulos e Valores Mobiliários Ltda.
Tibre Holdings Ltda.
Titanium Holdings S.A.
Treviglio Holdings Ltda.
Varese Holdings Ltda.
Veneza Empreendimentos e Participações S.A.
Viareggio Holdings Ltda.

492 - Reference Form - 2015

12. General shareholders’ meeting and administration

3)     Information on Banco Bradesco S.A. Meetings held in the last 3 (three) years:

Assemblies	2012	2013	2014
Date of realization	March 9	March 11	March 10
Cases of realization on a second call	None.	None.	None.
Assembly quorum at each event	84.20% Common Stocks and 17.60% of Preferred Stocks	85.89% Common Stocks and 27.12% of Preferred Stocks	85.92% Common Stocks and 25.10% of Preferred Stocks

493 - Reference Form - 2015

12. General shareholders’ meeting and administration

4)      Information about the ABRASCA Code of Self-regulation and Good Practices of Listed Companies:

ABRASCA Code of Self-regulation and Good Practices of Listed Companies.

On June 7, 2011, Banco Bradesco S.A. (Bradesco) joined voluntarily the Self-Regulation Code and Best Practices of Listed Companies of ABRASCA – Brazilian Association of joint-stock companies, which was elaborated on the basis of the best practices of corporate governance in Brazil and abroad.

The code, which can be viewed on the website of ABRASCA (www.abrasca.org.br), adopts the approach known as "apply or explain", which gives flexibility to Member companies to decide not to apply one or more rules, provided that explain they the reasons for their decision.

In compliance with the code, Bradesco declares to apply all principles listed therein, and the application of the rules laid down in Chapters 1 and 11 to 14 are mandatory.

With regard to the rules contained in chapters 2 to 10 of the code, which should be applied or explained the reasons for their non-implementation, we inform Bradesco justifications for those whose procedures adopted are not in line with the code:

Chapter 2 - Board of Directors

Item 2.3.2 – Presence of Independent Advisor at the Board of Directors

We understand that the current absence of independent Advisor at the Board of Directors is balanced by the experience and knowledge of other members of the Body. Moreover, as its policy of career closed, the Bank gives priority to the position of Advisor, to former executives with several years of experience and ability to focus with greater knowledge guidelines for strategic planning aligned with the Organization's mission. This model has produced good results, given the performance of Bradesco easily proven by the market. However, we emphasize that the existence of independent advisors is viewed positively by the Bank, provided that it adds value to the company and its shareholders.

Item 2.4.3 – Committees chaired by Advisors

Bradesco has 6 (six) committees subordinated to the Board of Directors: 2 (two) Statutory Committees (Audit and Compensation) and 4 (four) Non-Statutory Committees (Ethical Conduct, Internal Controls and Compliance, Integrated Risk Management and Capital Allocation and Sustainability). All these committees are coordinated by a member of the Board of Directors, with the exception of the Integrated Risk Management and Capital Allocation and Sustainability Committee, for which the Council decided to appoint, as a coordinator, executives responsible for areas directly linked to the Committees.  Furthermore, both organs have been set up by the Board of Directors, which also established its powers, among which we highlight:

a)   Committee of Integrated Risk Management and Capital Allocation

Objective: to advise the Board of Directors in the performance of their duties in the management and control of risks and the capital, here understood the consolidated economic and financial.

Assignments, among others:

a)     to ensure compliance with risk management policies of the Organization;

b)    to ensure the effectiveness of the risk management process;

c)     to adopt exposure limits for types of risks, in accordance with the risk appetite approved by the Board of Directors;

d)    to validate and submit to the approval of the Board of Directors:

I -  the policies inherent in the management of the risks and of capital;

II -  the proposals of appetite and exposure limits per type of risks; and

III - the results of the reviews conducted on policies and structures for the management of risks and capital, abiding by at least, the periodicity established in the regulations;

e)     to report to the Board of Directors risk control reports, the assessment of the need of capital and capital adequacy, the relevant amendments in relation to strategies adopted and the status of the business continuity plans;

f)      to take note of the work carried out by internal and external audits that pertain to risk management and results concerning independent validation of models;

g)    to position the Board of Directors on a regular basis on the activities of the Committee;

494 - Reference Form - 2015

12. General shareholders’ meeting and administration

h)     to review and propose to the Board of Directors the update of the Regiments of the Risk Management Executive Committees, when necessary; and

i)      to provide the Board of Directors with a comprehensive and integrated vision of the risks and impacts of capital.

The Committee meets at least quarterly and its composition with the participation of all Deputy Chairmen of Banco Bradesco.

b)    Sustainability Committee

Objective: to advise the Board of Directors in the performance of their duties related to the fostering of sustainability strategies, including the establishment of guidelines and corporate actions and balancing the issues of economic development with social responsibility.

Assignments, among others:

a)     assess and submit to the Board of Directors:

i.  improvements relating to the Sustainability corporate policy;

ii. membership or residence the "principles", "protocols", "agreements" and "treaties", national or international, related to issues of sustainability;

iii. the proposals and plans of action aimed at the implementation of sustainability initiatives with potential business impact, as climate changes, stakeholder engagement, financial inclusion, environmental risks and other related matters; and

iv.   the approval of reports of practices and actions of sustainability, as well as institutional communications relevant to the subject, guiding the referrals and arrangements that may be necessary.

b)    ensure that the Board of Directors and other members of the Board of Executive Officers are aware of the issues and/or situations that may pose risk of reputation to the Organization.

The Committee meets at least quarterly and its composition with the participation of at least two members of the Board of Directors.

 Item 2.4.4 – Independent Advisor as a member of the Audit Committee

We believe that the absence of independent advisors is fully met by the composition of the Audit Committee, constituted according to legal provisions for operation, which establishes the basic conditions for the exercise of a member of the Committee, the extent of their report to the Board of Directors and, mainly, to the Central Bank of Brazil.

The Audit Committee of Bradesco is a legal requirement, laid down in Resolution 3,198/04, by the National Monetary Council, which stipulates that, in addition to the provisions of Resolution 3,041/02 by the National Monetary Council laying down conditions for the exercise of positions in statutory bodies of financial institutions and other institutions authorized to operate by the Banco Central do Brazil are basic conditions for the exercise of a member of the audit committee in the institutions whose shares are traded in the stock exchange:

a)    not be, or have been in the last 12 months:

I -  director of the institution or its affiliates;

II - an employee of the institution or its affiliates;

III -   technical manager, director, manager, supervisor or any other member, with management duties, within the team involved in the work of the audit institution; and

IV -  Member of the fiscal council of the institution or its affiliates;

b)     not be a spouse, or direct relative, collaterally or by marriage, up to the second degree of the persons referred to in letter "a" above, items I and III; and

c)    not receive any other type of remuneration of the institution or its affiliates other than that relating to their role as a member of the audit committee.

It also establishes that the Audit Committee should report directly to the Board of Directors and which, if the member of the audit committee of the institution is also a member of the board of directors of the institution or its affiliates is given the option for remuneration relating to one of the positions.

Another point that deserves attention is that the Audit Committee shall draw up, at the end of the six months ending on June, 30 and December, 31, a document named report of the audit committee, which must remain at the disposal of the Central Bank of Brazil for 5 (five) years, containing at least the following information:

495 - Reference Form - 2015

12. General shareholders’ meeting and administration

I - activities carried out within the framework of its mission, in the period;

II -   evaluation of the effectiveness of the internal control systems of the institution, with an emphasis on compliance with the provisions of Resolution 2,554/98, and evidencing the weaknesses detected;

III -  description of the recommendations presented to the Board, with those observed and otherwise, evidencing their justifications;

IV - assess the effectiveness of internal and independent audits, including with regard to verification of compliance with legal and regulatory devices applicable to the institution, as well as internal codes and evidencing the deficiencies identified;

V -   assess the quality of the financial statements for the respective periods, with an emphasis on the application of the accounting practices adopted in Brazil and in compliance with rules issued by the Central Bank of Brazil, with presentation of the weaknesses identified.

Currently, the Audit Committee of Bradesco consists of 2 (two) members of the Board of Director, one of which is the Coordinator, and 2 (two) members that do not maintain or have maintained any relationship of subordination with Bradesco or its affiliates, highly skilled professionals.

5)      Information pertaining to appoint the Ombudsman of Banco Bradesco S.A.

Nairo José Martinelli Vidal Júnior

a.      age: 45 years old

b.      profession: Banking Employee

c.      CPF [Individual Person Taxpayer's Registry] or passport number: CPF 116.088.168/50

d.      date of designation: 3.10.2015

e.      mandate: Until the 1st meeting of the Board of Directors to be held after the Annual Shareholders'

                Meeting of 2016

f.       position: Executive General Manager

g.      other positions or functions exercised in Bradesco: Member of the Ethical Conduct Committee

496 - Reference Form - 2015

13. Management Compensation

13. Management Compensation

13.1. Description of the policy or compensation practice, including the nonstatutory Board of Executive Officers

a)     Objectives of the policy or compensation practice

In 2012, Bradesco amended its compensation policy for managers, to reflect the objectives established by Resolution No 3,921/10, CMN, which caused, from that year on, the payment of part of the amount approved in the Annual Shareholders’ Meeting as variable compensation.

Its policy aims at:

  ensuring that the compensation practice is in accordance with the law, rules and regulations that govern the matter, based on the Manager's duties, which result from the positions they hold and functions they perform; time dedicated to their functions; in competence and professional reputation, in view of their experience and qualification; and in the value of their services in the market;
  providing alignment between compensation practices for the Management and the Organization's interests, so that the decisions made are the best as possible, seeking to create value for its shareholders and investors; and
  ensuring that the compensation practice is related to objectives that seek the valuation of the Organization, not encouraging behaviors that increase the risk exposure above levels considered prudent for the strategies adopted for the short, medium and long terms.

b)    Composition of compensation, indicating:

                  i.        description of the compensation elements and objectives of each one of them

a)     Board of Directors and Board of Executive Officers

The compensation of the members of the Board of Directors and of the Board of Executive Officers consists of Fixed Compensation, represented by Monthly Compensations fixed for the duration of their term, and any Variable Compensation awarded according to the criteria of multiple Monthly Compensation, up to the limit authorized by the Shareholders' Meeting.

In addition, annually, a proposal is submitted to the approval of the Shareholders' Meeting to fund the Pension Plan for Managers, the amounts of which are shown in item 13.2, as post-employment benefits.

Pursuant to CVM Circular Letter CVM/SEP/No 001/14, in item 13.2, for the years 2014, 2013 and 2012, we are indicating the amounts corresponding to social security contributions (INSS) paid by Bradesco and recognized in its results.

b)    Fiscal Council

The Compensation of the Sitting Members of the Fiscal Council is fixed by the Shareholders’ Meeting in which they are elected and they cannot be lower, for each member in office, to 10% (ten percent) of the monthly compensation that, on average, is attributed to each Officer, as fixed compensation, without, under current legislation, the payment of benefits, expense account and participation in the Company’s profit sharing, or any other denomination.

c)     Audit Committee

The composition of the compensation of the Members of the Audit Committee, with exception of one member that only receives compensation to participate in the Board of Directors, is 100% compensation and aims at rewarding the contribution of each member for acting on advising the Board of Directors in the performance of its attributions related to the follow up of the accounting practices adopted in the preparation of the Company’s financial statements and of its subsidiaries, as well as in the process of appointing and evaluating the effectiveness of the independent audit.

Another important factor in the definition of the compensation is that the Committee’s members must have high technical qualification so as to exercise their position and at least one of them must have proven knowledge in the areas of accounting and auditing of financial institutions which qualify him to exercise his function, proving the high degree of expertise required from them, including by the regulatory bodies.

d)    Compensation Committee

The Compensation Committee, defined in the Bylaws, will be composed by members chosen among the members of the Company’s Board of Directors and also, as required by the Resolution No3,921/10, of the CMN, by 1 (one) non-administrator member. The members of the Board of Directors and the non-administrator member, when an employee of the Bradesco Organization, will not be compensated due to the position of Member of the Remuneration Committee. While being a non-employee, when nominated, the Member will have his/her compensation set by the Board of Directors, according to the market parameters. No Manager of Bradesco Organization is remunerated for the performance of their duties in the Organization’s Committees.

497 - Reference Form - 2015

13. Management Compensation

e)     Other Committees

The members of the other committees are remunerated only for the duties they perform in the management bodies or executive areas in which they act at Bradesco Organization. No Manager of Bradesco Organization is remunerated for duties that they perform in the referred committees.

                    ii.        the proportion of each component in the total compensation

The Managers' compensation is composed by Fixed Compensation, represented by Monthly Compensations fixed according to the duration of their term, and possible Variable Remuneration awarded according to the criteria of multiple Monthly Compensations, up to the limit authorized by the Shareholders' Meeting.

We highlight that the proportion/percentage of each element in the total compensation is not fixed, and it can be changed annually.

Fiscal Year ended in December 31, 2014	Annual Fixed Compensation (1)	Variable Compensation (2)	Benefit Post Employment (3)	Total
Board of Directors	26.0%	28.0%	46.0%	100.0%
Board of Executive Officers	26.3%	28.8%	45.0%	100.0%
Fiscal Council	100.0%	0.0%	0.0%	100.0%
Audit Committee (except 1 member who is also a Board of Directors’ member and his compensation is calculated considering his Board of Directors’ membership)	100.0%	0.0%	0.0%	100.0%

1) The proportion/percentage highlighted in the Fixed Annual Compensation column includes the value of the INSS (Social Security) recognized in the Company’s results;

2) The proportion/percentage highlighted in the Variable Annual Compensation column includes the value of the INSS (Social Security) recognized in the Company’s results; and

3) The amounts correspondent to post-employment benefits are related to the Open Complementary Pension Plan to the Managers and Employees of Bradesco Organization.

                   iii.        methodology for calculating and adjusting each component of the compensation

Board of Directors and Board of Executive Officers

Bradesco Organization understands:

•         Fixed Compensation or Monthly Compensation: monthly fixed compensations established for the period of the Administrator's term.

•         Variable Compensation: eventual amount, attributed to the Managers, in addition to the Fixed Compensation. It is important to highlight that the total Variable Compensation will be paid on a date to be defined by the Board of Directors, and 50% of the net value of the Variable Compensation will be allocated for the purchase of preferred shares issued by Banco Bradesco S.A., which will be filed and unavailable ("Restricted Shares"). The Restricted Shares will become available in 3 (three) equal, annual and successive installments. The first installment will expire one year after the date of the acquisition of shares.

•         Global Amount: includes the total compensation (Fixed Compensations and any possible Variable Compensation).

To determine the global amount for compensation, the Bradesco Organization observes the following aspects:

  Bradesco Organization's Remuneration Committee: proposes to the Board of Directors the Global Amount for compensation (Monthly Compensation and possible Variable Compensation) and the payment of the Variable Compensation limited to Global Amount, to be distributed to the Managers of each subsidiary of the Organization.

498 - Reference Form - 2015

13. Management Compensation

To define the Global Amount for compensation (Monthly Compensations and possible Variable Compensation), the Remuneration Committee shall observe the following aspects:

•         size and result of the company comparing to its competitors;

•         domestic and international economic conditions, taking into consideration the past, present and future scenarios;

•         internal and external factors that may affect the Organization's businesses (current and potential risks); and

•         Organization's global performance, involving the recurrent income realized and the capacity to produce cash flows.

The Remuneration Committee will use other indicators when deem necessary and suitable. In addition, it will use studies, evaluations, surveys and other materials prepared by the technical areas, such as DEPEC (Department of Research and Economic Studies), DPOC (Department of Planning, Budget and Control), General Accounting and DCIR (Department of Integrated Risk Control), besides other areas it deems appropriate.

  Board of Directors: Organization's highest management body. It must evaluate the Remuneration Committee proposals and approve them, fully or with amendments it deems necessary, or reprove them, observing the following.
  Shareholder’s Meeting: it is incumbent on the Shareholders Meeting to approve the Global Amount for the compensation of the Company.

After fulfilled all steps to determine and approve de Global Amount for compensation, it is incumbent on the Board of Directors of Bradesco to establish the compensation of each one of the Managers, comprised by Monthly Compensation and an possible Variable Compensation.

Audit Committee

The process to calculate and adjust the Audit Committee’s compensation starts in the Remuneration Committee.

The Board of Directors, on its turn, evaluates the recommendations and proposals of this Committee and defines the amount of compensation for each Committee’s member.

             iv.        reasons that justify the composition of compensation

Bradesco Organization adopts the system of "Closed Career", hiring new employees, preferably to the initial positions, developing and preparing these employees to hold higher positions, when available. So the executive positions are filled with trained professionals at own Organization and, therefore, reveal a consolidated personal career, focused on the Organization’s goals, in medium and long terms.

At the same time the system of "Closed Career", and as a way to allow the utilization of its best professionals, Bradesco Organization promotes a constant and rotational motion, shifting employees/Managers, especially those in positions of command of areas. Bradesco Organization provides to the Manager, through the "Rotation of Duties", greater integration, experience, personal challenges and consolidation of career, being continuously monitored and evaluated for possible movements in the hierarchy.

Within this context, the Organization aims to ensure that the compensation practice complies with the law, rules and regulations that govern the matter, based on (i) the Managers responsibilities, taking into consideration the different positions they hold and the functions they perform; (ii) the time devoted to their duties; (iii) the competence and professional reputation, considering their experience and qualification; and (iv) the value of its services in the market.

c)     main performance indicators that are taken into consideration in determining each component of compensation

The uniformity in the treatment of work areas is one of the keys for the Organization’s effectiveness, as a manner to inhibit the individualism, maintaining a good work environment favorable for teamwork.

The Organization maintains a collegiate management culture, in which all relevant decisions, business or administrative ones, are made by committees composed, primarily, by Managers.

499 - Reference Form - 2015

13. Management Compensation

Thus, even with the establishment of goals and objectives for all areas, individually, for purposes of compensation prevails the global performance of the Organization, making no segregation of area, if it is considered as area of business or support, technical or relationship.

The performance of Managers, considering the individual performances and the performance of their respective areas, is accompanied by their respective superiors.

For the formal evaluation process, specific indicators are defined for areas and for individual assessment, as the functions of the Manager, taking into account the areas for business, controls, and other support areas.

For areas assessment, the following groups of indicators are considered, as a minimum:

a.   main activity actions: are indicators that suggest the goals and objectives of the main activities of the area;

b.   actions focused on operational efficiency: are indicators that measure the operating efficiency, in order to maximize their results with minimum use of resources;

c.   actions directed to risks management: are corporate indicators that measure exposure to risk and the internal controls, properly monitored by the responsible Area (Integrated Risk Control Department - DCIR);

d.   actions directed to customer service: are indicators that assess the results/levels of satisfaction of internal and/or external customers; and

e.   actions directed to environmental aspects: are indicators that assess the degree of compliance of the objectives of the area to environmental aspects.

For individual assessment, the following indicators are considered, as a minimum:

a.   quality of the products/services: aims to evaluate the quality standards of products/services offered/rendered according to the area of the Manager evaluated;

b.   commitment with strategy: aims to evaluate if its performance reflected positively with material contributions to the Strategic Planning in the period;

c.   participation in collegiate decisions: aims to evaluate the active participation in meetings and committees convened, with opinions that contributed to the submitted decisions;

d.   leadership team: evaluates the team management process;

e.   planning: assesses the ability to plan the activities of their area in the medium and long term;

f.    overview: evaluates, mainly, the Managers' vision about future trends to meet the demands of the market; and

g.   applies to the Board of Directors and its respective members, if suitable, the indicators listed above.

The performance evaluations of Managers in the areas of internal control and risks management must be based on the achievement of the objectives of their own functions and not specifically in the overall performance of the Organization. The Integrated Risk Control Department-DCIR, and the General Inspectorate Department-IGL are considered areas of internal control and risk management in the context of the Bradesco organization, as well as the related areas of other companies of the Bradesco Organization.

d)    how compensation is structured to reflect the evolution of performance indicators

It is up to the Board of Directors, after completion of all stages of definition and approval of the Global Amount, to set the value of the Fixed Compensation and, consequently, any Variable Compensation for each one of the Managers, in compliance with the following rules:

      i.        uniformity of compensation among members of the same hierarchy (office), or differentiation as a result of the time in that position, experience, academic background or other difference that the Board of Directors deems appropriate;

     ii.        part of the Global Amount approved will be distributed in fixed equal monthly installments during the term of office of the Manager, subject to the provisions above, called Monthly Compensation; and

    iii.        the remaining part of the Global Amount may be distributed as Variable Compensation, upon proposal of the Remuneration Committee, which shall comply with, as a minimum, in addition to the scenarios set for the period, the (i) individual and unit performance of the business/area under  responsibility of the Manager; (ii) the performance of the Organization as a whole; and (iii) the relationship among these performances and the risks assumed, recording the result of these analyses in the minutes of meeting of the Body itself, covering the distribution proposal.

500 - Reference Form - 2015

13. Management Compensation

Based on the assessment and proposal of the Remuneration Committee, the Board of Directors shall define, if applicable, the amount of the Variable Compensation that will be paid to Managers, which will correspond to multiple equal Monthly Compensation that each Manager is receiving at the date of the resolution for the payment of Variable Compensation.

e)     how the compensation policy or practice is in line with the issuer’s short, medium and long term interests

In addition to the current legislation, in Bradesco Organization, to fix the Managers’ Compensation, it is taken into consideration the organizational culture, having as the main practices the "Rotation of Duties" in management positions, the adoption of the system of "Closed Career" for the ascension in functional and managing positions and the taking decisions, primarily by collegiate bodies.

It’s a practice of Bradesco Organization to develop, continuously, its human resources, understanding that the personal and professional growth is the main motivation for its employees and managers. The system of "Closed Career" is the way to allow the use of its best professionals. The staff, in all levels, including the leadership, have absolute confidence in the possibility offered, to any employee, to ascend the Organization on its own merits, being possible for a bookkeeper to reach the position of Chief Executive Officer or Chairman of the Board of Directors.

By force of this practice, consistently adopted over decades, is that the leadership positions, including in the Board of Directors, are held by people who began his career at Bradesco Organization.

In addition to this whole process of commitment of Managers, 50% of the net value of the Variable Compensation is for the acquisition of preferred shares issued by Banco Bradesco S.A., which will be recorded and unavailable ("Restricted Shares").

Restricted Shares will become available in 3 (three) equal, annual and successive installments, expiring the first installment 1 (one) year after the date of acquisition of shares, subject to any adjustments in the event of a significant reduction of Recurring Profit Made or occurrence of negative result of the Company during the Period of Deferral.

For the establishment of the deferral of 50% described previously, in order to meet the provisions of Article 7 of the CMN (National Monetary Council) Resolution No 3,921/10, the Organization takes into account the rotation of duties of the Managers mentioned, as well as the collegiate decision-making process through its various committees, with the consequent dilution of possible risks arising from its decisions. Thus, a single 50% of net amount of Variable Remuneration, therefore over 40% provided for in the Resolution, so as to balance the percentage of the deferred Variable Compensation at levels acceptable to all Managers.

f)      existence of compensation supported by subsidiaries, controlled or direct or indirect parent companies

Not applicable.

g)    existence of any compensation or benefit related to the occurrence of certain corporate event, such as the sale of the corporate control of the issuer

Bradesco does not practice this type of compensation.

501 - Reference Form - 2015

13. Management Compensation

13.2 - Total compensation of the board of directors, statutory board of directors and fiscal council

Total compensation planned for current Fiscal Year 12/31/2015 – Annual Amounts
	Board of Directors	Statutory Board	Fiscal Council	Total
Number of members	9.00	89.00	5.00	103.00
Fixed annual compensation	14,000,000.00	111,000,000.00	720,000.00	125,720,000.00
Salary or withdrawal	14,000,000.00	111,000,000.00	720,000.00	125,720,000.00
Direct and indirect benefits	-	-	-	-
Committee membership	-	-	-	-
Other	-	-	-	-
Description of other fixed compensation	-	-	-	-
Variable Compensation:	16,338,437.50	127,127,992.30	-	143,466,429.80
Bonus	-	-	-	-
Profit sharing	-	-	-	-
Attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	16,338,437.50	127,127,992.30	-	143,466,429.80
Description of other variable remuneration	From the total possible amount of the Variable Compensation, 50% of the net amount will be allocated for the acquisition of preferred shares issued by Banco Bradesco S.A., which will be recorded and unavailable (“Resctricted Shares”), and will become available in 3 (three) equal, annual and successive installments, expiring the first installment in the year subsequent to the date of payment.	From the total possible amount of the Variable Compensation, 50% of the net amount will be allocated for the acquisition of preferred shares issued by Banco Bradesco S.A., which will be recorded and unavailable (“Resctricted Shares”), and will become available in 3 (three) equal, annual and successive installments, expiring the first installment in the year subsequent to the date of payment.	-	-
Post-employment	28,000,000.00	222,000,000.00	-.-	250,000,000.00
Leaving position	-	-	-	-
Stock based	-	-	-	-
Note	Te amounts correspondent to post-employment benefits are related to the Open Complementary Pension Plan to the Managers, mentioned in item 13.10.	Te amounts correspondent to post-employment benefits are related to the Open Complementary Pension Plan to the Managers, mentioned in item 13.10.	-	-
Compensation Total	56,000,000.00	444,000,000.00	720,000.00	500,720,000.00

502 - Reference Form - 2015

13. Management Compensation
Total compensation planned for Fiscal Year 12.31.2014 – Annual Amounts
	Board of Directors	Statutory Board	Fiscal Council	Total
Number of members	7.83	88.42	4.67	100.92
Fixed annual compensation	15,165,500.00	116,036,655.00	823,200.00	132,025,355.00
Salary or withdrawal	12,380,000.00	94,723,800.00	672,000.00	107,775,800.00
Direct and indirect benefits	-	-	-	-
Committee membership	-	-	-	-
Other	2,785,500.00	21,312,855.00	151,200.00	24,249,555.00
Description of other fixed compensation	INSS amount recorded in the Company’s income	INSS amount recorded in the Company’s income	INSS amount recorded in the Company’s income
Variable Compensation:	16,338,437.50	127,127,992.30	-	143,466,429.80
Bonus	-	-	-	-
Profit sharing	-	-	-	-
Attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	16,338,437.50	127,127,992.30	-	143,466,429.80
Description of other variable remuneration	Variable Compensation R$13,337,500.00; 50% of the net amount will be allocated for the acquisition of preferred shares issued by Banco Bradesco S.A., which will be recorded and unavailable (“Resctricted Shares”), and will become available in 3 (three) equal, annual and successive installments, expiring the first installment in the year subsequent to the date of payment. INSS (Social Security) recognized in the Company’s results R$3,000,937,50	Variable Compensation R$103,777,952.90; 50% of the net amount will be allocated for the acquisition of preferred shares issued by Banco Bradesco S.A., which will be recorded and unavailable (“Resctricted Shares”), and will become available in 3 (three) equal, annual and successive installments, expiring the first installment in the year subsequent to the date of payment. INSS (Social Security) recognized in the Company’s results R$23,350,039.40	-	-
Post-employment	26,800,140.28	198,754,636.47	-	225,554,776.75
Leaving position	-	-	-	-
Stock based	-	-	-	-
Note	Te amounts correspondent to post-employment benefits are related to the Open Complementary Pension Plan to the Managers, mentioned in item 13.10.	Te amounts correspondent to post-employment benefits are related to the Open Complementary Pension Plan to the Managers, mentioned in item 13.10.	-	-
Compensation Total	58,304,077.78	441,919,283.77	823,200.00	501,046,561.55

503 - Reference Form - 2015

13. Management Compensation
Total compensation planned for Fiscal Year 12.31.2013 – Annual Amounts
	Board of Directors	Statutory Board	Fiscal Council	Total
Number of members	7.00	88.83	3.00	98.83
Fixed annual compensation	25,872,000.00	112,637,280.00	529,200.00	139,038,480.00
Salary or withdrawal	21,120,000.00	91,948,800.00	432,000.00	113,500,800.00
Direct and indirect benefits	-	-	-	-
Committee membership	-	-	-	-
Other	4,752,000.00	20,688,480.00	97,200.00	25,537,680.00
Description of other fixed compensation	INSS amount recorded in the Company’s income	INSS amount recorded in the Company’s income	INSS amount recorded in the Company’s income
Variable Compensation	30,744,560.00	136,996,160.00	-	167,740,720.00
Bonus	-	-	-
Profit sharing	-	-	-	--
Attending meetings	-	-	-	--
Commissions	-	-	-	-
Other	30,744,560.00	136,996,160.00	-	167,740,720.00
Description of other variable remuneration

R$25,097,600.00; 50% of the net total amount of eventual Variable Compensation (Bonus) shall be allocated to the acquisition of NP shares issued by Banco Bradesco S.A., which shall be recorded and unavailable (“Restricted Shares”), and shall become available in three (3) successive annual equal installments, the first of them due in the year immediately after the date of their effective payment.

INSS amount recorded in the Company’s income: R$5,646,960.00

R$111,833,600.00; 50% of the net total amount of eventual Variable Compensation (Bonus) shall be allocated to the acquisition of NP shares issued by Banco Bradesco S.A., which shall be recorded and unavailable (“Restricted Shares”), and shall become available in three (3) successive annual equal installments, the first of them due in the year immediately after the date of their effective payment.

INSS amount recorded in the Company’s income: R$25,162,560.00

Post-employment	46,106,175.34	203,893,824.66	-	250,000,000.00
Leaving position	-	-	-	-
Stock based	-	-	-	-
Note	Te amounts correspondent to post-employment benefits are related to the Open Complementary Pension Plan to the Managers, mentioned in item 13.10.	Te amounts correspondent to post-employment benefits are related to the Open Complementary Pension Plan to the Managers, mentioned in item 13.10.
Compensation Total	102,722,735.34	453,527,264.66	529,200.00	556,779,200.00

504 - Reference Form - 2015

13. Management Compensation
Total compensation planned for Fiscal Year 12.31.2012 – Annual Amounts
	Board of Directors	Statutory Board	Fiscal Council	Total
Number of members	7.00	90.75	3.00	100.75
Fixed annual compensation	25,872,000.00	115,612,315.00	529,200.00	142,013,515.00
Salary or withdrawal	21,120,000.00	94,377,400.00	432,000.00	115,929,400.00
Direct and indirect benefits	-	-	-	-
Committee membership	-	-	-
Other	4,752,000.00	21,234,915.00	97,200.00	26,084,115.00
Description of other fixed compensation	INSS (Social Security) amount recorded in the Company’s income	INSS amount recorded in the Company’s income	INSS amount recorded in the Company’s income
Variable Compensation	30,572,080.00	134,193,605.00	-	164,765,685.00
Bonus	-	-	-
Profit sharing	-	-	-	--
Attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	30,572,080.00	134,193,605.00	-	164,765,685.00
Description of other variable remuneration

R$24,956,800.00; 50% of the net total amount of eventual Variable Compensation (Bonus) shall be allocated to the acquisition of NP shares issued by Banco Bradesco S.A., which shall be recorded and unavailable (“Restricted Shares”), and shall become available in three (3) successive annual equal installments, the first of them due in the year immediately after the date of their effective payment.

INSS amount recorded in the Company’s income: R$5,615,280.00

R$109,545,800.00; 50% of the net total amount of eventual Variable Compensation (Bonus) shall be allocated to the acquisition of NP shares issued by Banco Bradesco S.A., which shall be recorded and unavailable (“Restricted Shares”), and shall become available in three (3) successive annual equal installments, the first of them due in the year immediately after the date of their effective payment.

INSS amount recorded in the Company’s income: R$24,647,805.00

Post-employment	45,459,184.00	204,540,816.00	-	250,000,000.00
Leaving position	-	-	-	-
Stock based	-	-	-	-
Note	Te amounts correspondent to post-employment benefits are related to the Open Complementary Pension Plan to the Managers, mentioned in item 13.10.	Te amounts correspondent to post-employment benefits are related to the Open Complementary Pension Plan to the Managers, mentioned in item 13.10.
Compensation Total	101,903,264.00	454,346,736.00	529,200.00	556,779,200.00

505 - Reference Form - 2015

13. Management Compensation

13.3 - Variable compensation of the Board of Directors, Statutory Board of Executive Officers and Fiscal Council

a)     body (see table in “c.ii” below)

b)    number of members (see table in “c.ii” below)

c)     in relation to bonus:

               i.        minimum amount set in the compensation plan

Banco Bradesco does not establish minimum amount of the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

              ii.        maximum amount set in the compensation plan

Maximum amount set in the compensation plan for the current fiscal year:

Body	Number of Members	Maximum amount provided to the Compensation Plan (*)
Board of Directors	9	14,000,000.00
Statutory Board of Executive Officers	89	111,000,000.00
Total	98	125,000,000.00
Fiscal Council (**)	5	-

(*)The global annual amount for the compensation is up to R$250,000,000.00, being provided R$125,000,000.00 as compensations and R$125,000,000.00 as variable compensation.

(**)The Composition of the monthly compensation of the Fiscal Council’s Sitting Members is 100% fixed Compensations.

            iii.        amount provided in the compensation plan, in case the goals are met

Banco Bradesco does not establish value for compensation linked automatically to the achievement of goals for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

So, even with the establishment of goals and objectives for all areas, individually, for compensation purposes prevails the global performance of the Organization, regardless of area, whether considered support or business, technical or relationship area.

             iv.        amount effectively recognized in the results of 2014

Body	Number of Members	Amount recognized in the results of 2014
Board of Directors	7.83	13,337,500.00
Statutory Board of Executive Officers	88.42	103,777,952.90
Total	96.25	117,115,452.90
Fiscal Council (*)	4.67	-

(*)The composition of the monthly compensation of the Fiscal Council’s Sitting Members is 100% fixed compensations.

d)    in relation to the participation in the result:

                  i.        minimum amount set in the compensation plan

Banco Bradesco does not establish any amount corresponding to the participation in the result in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

                 ii.        maximum amount set in the compensation plan

Banco Bradesco does not establish any amount corresponding to the participation in the result in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

506 - Reference Form - 2015

13. Management Compensation

               iii.        amount provided in the compensation plan, in case the goals are met

Banco Bradesco does not establish any amount corresponding to the participation in the result in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

                iv.        amount effectively recognized in the result of the last 3 fiscal years

Banco Bradesco does not establish any amount corresponding to the participation in the result in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

13.4 - Compensation plan based on shares held by the Board of Directors and Statutory Board of Executive Officers

Banco Bradesco has no plan of share-based compensation for the Board of Directors and Statutory Board of Executive Officers.

Pursuant to Resolution No 3,921/10, of the CMN, in case of payment of Variable Compensation, 50% of the net amount paid by the Manager will be allocated for the acquisition of preferred shares issued by Banco Bradesco S.A., which will be recorded and unavailable (“Restricted Shares”), and will become available in 3 (three) equal, annual and successive installments, expiring the first installment one year after the date of the acquisition of shares.

13.5 - Number of shares, quotas and other securities convertible into shares held by managers and by the Fiscal Council - by body

BODY	BRADESCO		CIDADE DE DEUS		BBD PARTICIPAÇÕES		BRADESPAR
	ON	PN	ON	PN	ON	PN	ON	PN
Board of Directors	12,752,657	19,417,842	9	-	60,295,810	-	841,616	1,234,861
Board of Executive Officers	283,065	1,834,119	7	-	35,707,911	17,680,260	2,008	19,709
Fiscal Council	25,124	362,762	-	-	-	-	2,984	9,488

13.6 - Compensation based on shares of the Board of Directors and of the Board of Executive Officers

Banco Bradesco has no plan of share-based compensation for the Board of Directors and Statutory Board of Executive Officers.

Pursuant to Resolution No 3,921/10 of the CMN, in case of payment of Variable Compensation, 50% of the net amount paid by the Manager will be allocated for the acquisition of preferred shares issued by Banco Bradesco S.A., which will be recorded and unavailable (“Restricted Shares”), and will become available in 3 (three) equal, annual and successive installments, expiring the first installment one year after the date of the acquisition of shares.

13.7 - Information on options (open) held by the Board of Directors and Statutory Board of Executive Officers

Banco Bradesco has no plan based on shares option for the Board of Directors and Statutory Board of Executive Officers.

13.8 - Options exercised and shares delivered related to compensation based on shares of the Board of Directors and of the Statutory Board of Executive Officers

Banco Bradesco has no plan based on shares option for the Board of Directors and Statutory Board of Executive Officers.

507 - Reference Form - 2015

13. Management Compensation

13.9 - Information necessary for understanding the data disclosed in items to 13.6 to 13.8 - Method of pricing the value of shares and options

Banco Bradesco has no plan based on shares option for the Board of Directors and Statutory Board of Executive Officers.

13.10 - Information on private pension plans granted to the members of the Board of Directors and to the statutory Board of Executive Officers

a)     body

See table 13.10

b)    number of members

See table 13.10

c)     name of the Plan

Plano 5x4 de Previdência Privada - PGBL

d)     number of managers that meet the conditions to retire

See table 13.10

e)     conditions for early retirement

In case the participant is older than 55 when he withdraws from the Organization, retired by the INSS (Social Security), and has contributed to the Plan for at least 10 years or more, he may choose to receive a proportional Instant Monthly Income, proportional, resulting from the amount accumulated in the participant’s individual account (contributions made by the company and the participant).

f)      updated value of accumulated contributions in the pension plan until the end of last fiscal year, deducting the portion related to contributions directly made by the managers

See table 13.10

g)    total value of accumulated contributions during the last fiscal year, deducting the portion related to contributions directly made by the managers

See table 13.10

h)    if there is the possibility of early redemption and the conditions for that

There is the possibility of early redemption after two fiscal years subsequent to the contributions made, in compliance with the rules that govern the matter.

Table 13.10

Body (item “a”)	Number of Members (item “b”)		Item "d"	Item "f"	Item "g"
	Retired	Active		R$	R$
Board of Directors	7	1	-	59,113,849.32	26,800,140.28
Board of Executive Officers	11	75	-	405,873,825.41	198,754,636.47
TOTAL	18	76	-	464,987,674.73	225,554,776.75

13.11 - Highest, lowest and the average individual compensation for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council

The Company’s management and oversight bodies are staffed with professionals affiliated to the Brazilian Institute of Financial Executives (“IBEF”) of Rio de Janeiro. On March 2, 2010, the IBEF obtained from the 5th Federal Court of Rio de Janeiro Judicial District (lawsuit 20105101002888-5) an injunction worded as follows:

“Now, therefore, I GRANT the pleaded injunction, determining the suspension of the validity of sub-item 13.11 of attachment 24 of CVM Instruction No 480, in relation to IBEF associates and, consequently, to the companies to which they are linked, prohibiting the application of any sanction in the affiliates or in the companies to which they are linked until the subsequent decision of this Court.”

508 - Reference Form - 2015

13. Management Compensation

On May 17, 2013 a judgment on the merits of the referred lawsuit was handed down, through which the aforementioned injunction was ratified and the request made by IBEF was upheld, having been given to the defendant - CVM -, that: “…abstain from implementing the requirement contained in subsection 13.11 of Attachment 24 of CVM Instruction No 480, as well as apply any penalty related to the noncompliance to the referred request, to IBEF associates and to the companies to which they are linked…”.

CVM filed an appeal, which was received only on devolution effect, and the case was sent to the Federal Regional Court of the 2nd Region, according to order made in first instance on 12/19/2013.

The reason for the suspension of the disclosure of minimum, medium and maximum compensation of the members of the companies’ management and oversight bodies is based on the preservation of individual rights to privacy and safety of the individual members of said statutory bodies.

In respect to these individual rights and judicial decision referred to above, the Company will not disclose the information, unless judicial determination otherwise.

13.12 - Compensation or indemnity mechanisms for managers in case of removal from office or retirement

Banco Bradesco does not pay this type of compensation to the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

13.13 - Percentage in total compensation held by managers and members of the Fiscal Council that are related parties to the controlling shareholders

2014
Body	%
Board of Directors	100.0%
Executive board	95.4%
Fiscal Council	0.0%

2013
Body	%
Board of Directors	100.0%
Executive board	93.3%
Fiscal Council	0.0%

2012
Body	%
Board of Directors	100.0%
Executive board	92.1%
Fiscal Council	0.0%

509 - Reference Form - 2015

13. Management Compensation

13.14 - Managers and Fiscal Council's Member’s compensation, grouped by body, received for any reason other than the position they occupy

Banco Bradesco does not pay this type of compensation to the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

13.15 - Managers and Fiscal Council’s Member’s compensation recognized in the income of the controlling shareholders, direct or indirect, of companies under joint control and of the issuer’s subsidiaries

Year 2014 – amounts received that were recognized in the results of subsidiaries according to the exercise of the Position in these companies.

	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Direct and Indirect Parent Companies	-	-	-	-
Issuer’s subsidiaries	50,268,234.80	-	-	50,268,234.80
Companies under common control	-	-	-	-

In 2012 and 2013, Managers and Fiscal Council's Members did not receive compensation from the direct or indirect controlling shareholders, from companies under joint control and from Banco Bradesco’s subsidiaries.

13.16 – Other relevant information

There is no other information that we deem relevant.

510 - Reference Form - 2015

14. Human Resources

14. Human Resources

14.1 - Description of human resources

a)     Number of employees (total, by groups based on the activity performed and by geographic location)

Number of7

	2014	2013	2012
In Brazil	95,265	100,211	103,107
North	3,433	3,603	3,609
Northeast	12,505	12,953	13,360
Midwest	4,532	4,803	4,970
Southeast	65,766	69,373	71,249
South	9,029	9,479	9,919
Overseas	255	278	278
Total	95,520	100,489	103,385

	2014	2013	2012
Superintendence	147	146	151
Management	10,419	11,005	11,369
Supervisors/Technicians	41,684	42,853	43,156
Administration	14,090	15,117	16,367
Operational	29,180	31,368	32,342
Total	95,520	100,489	103,385

511 - Reference Form - 2015

14. Human Resources

b)    Number of outsourced employees (total, by groups based on the activity performed and by geographic location)

	Number of
Activity	2014	2013	2012
Surveillance	10,652	10,664	10,525
Other Activities	1,064	1,108	1,160
Total	11,716	11,772	11,685
	Number of
Federation Unit	2014	2013	2012
Acre	26	25	23
Alagoas	102	103	101
Amazonas	204	206	207
Amapá	21	24	21
Bahia	735	766	757
Ceará	332	334	330
Federal District	139	140	138
Espírito Santo	164	161	153
Goiás	314	313	308
Maranhão	272	273	267
Mato Grosso	152	170	171
Mato Grosso do Sul	169	156	157
Minas Gerais	1,169	1,167	1,186
Pará	273	273	265
Paraíba	91	92	92
Paraná	672	672	641
Pernambuco	305	306	295
Piauí	64	61	61
Rio de Janeiro	1,311	1,302	1,319
Rio Grande do Norte	92	92	90
Rio Grande do Sul	581	596	583
Rondônia	91	89	86
Roraima	18	17	16
Santa Catarina	383	389	374
São Paulo	3,925	3,934	3,937
Sergipe	54	54	51
Tocantins	57	57	56
Total	11,716	11,772	11,685

c)     turnover rate

	2014	2013	2012
Turnover rate *	9.6%	10.5%	8.9%

* (Total layoffs/Average Headcount) x 100 Average Headcount = (initial + Final Headcount)/2

512 - Reference Form - 2015

14. Human Resources

d)     issuer exposure to liabilities and labor contingencies

Information about issuer exposure to liabilities and labor contingencies do not present relevant material for Banco Bradesco as detailed in item 4.3 of the Reference Form.

14.2 - Relevant changes - Human resources

As of December 2014, the company Scopus Tecnologia S.A., is no longer part of the Bradesco Organization (2,431 employees).

14.3 - Description of employee compensation policy

a)     salary and variable compensation policy

Bradesco is an organization that adopts the internal career system, where the admission occurs always at the base of the structure and in early career positions, giving priority to recognize the potential of its employees. Recruitment and selection has strategic feature with great responsibility before the hirings, because professional suitability to the organization is vital to the dynamics of career and succession. Bradesco prioritizes the recognition of the potential, from the moment employees join the organization, with focus on choice and selection, through the skills presented via selective processes designed for its needs.

Compensation practices for employees of the Organization are intended to recognize the services provided by these professionals, encouraging them in the search for solutions aimed at customer satisfaction and expansion of business.

The remuneration comprises monthly salary, which aims to return the contribution by each employee's performance, as well as any payment that aim to recognize the contribution of each on the achievement of results and performance achieved by Bradesco Organization.

The composition of the monthly remuneration of employees is of 100% of the salary. Eventually, there is payment of Bonuses/Profit Sharing in accordance with the assessments of organizational results achieved.

The Result-Based Evaluation programs, when applied, are geared to the recognition of additional efforts in the search results and is based on quantitative and qualitative criteria, for achieving financial or non-financial goals at different levels: Global, Area, and Individual. These are programs characterized by aligned and competitive market valuations for attaining and exceeding the goals of sustainable results.

At the organizational structure for a specific Committee to address the issues of remuneration, which has a permanent character and aims to propose to the Board of Directors the remuneration policies and guidelines of the Organization, based on organizational performance targets established by the Council.

Remuneration practices adopted by the Organization align with the interests of the company, through the constant maintenance of the policies and guidelines made by the Remuneration Committee, which, in its analyses, has as primary item the shareholder return.

b)    policy benefits

The granting of benefits is based on the human resources management policy of the organization.

Transmitting security and confidence to developers, this management strategy part of the premise that a good working environment, based on respect, empathy, trust and security for employees and their families, have repercussions on the quality of services provided. Because of this was structured a package of benefits, far beyond the legal provisions, aims to provide employees and their dependents in the comfort and safety of supply their basic needs, professional development and special conditions of credit for the purchase of consumer goods and real estate. The benefits presented below include all employees, regardless of working hours (full-time or part-time):

  Free health insurance for all employees and their dependents, including non-traditional treatments such as correction of myopia, acupuncture, homeopathy, RPG, speech therapy, psychology, nutrition, heart valve, dialysis, organ transplants, and treatment of AIDS (with reimbursement of medications prescribed for the treatment of illness);
  Dental insurance for all employees and their dependents that includes preventative treatment, surgical, restorative, endodontic, periodontal and prosthetic;
  Supplementary retirement plan with the participation in the proportion of 5% of base salary for the Bank and 4% for the employee;
  Group and Life Insurances and Personal Accident Insurances, with subsidized costs; The retiree that is no longer a staff member is given the option to remain in the Group of insured persons;
  Daily distribution of snacks, free games, reaching an average of 131,077 supply snacks per day;
  Loans with subsidized rates for purchase of real estate, vehicles, microcomputers and personal expenses;
  Social lending, for emergency situations, education expenses, acquisition of Orthopedic devices, funeral, psychologists, psychiatrists, speech therapists, among others;
  Monitoring of social and psychological service to employees and dependents, in emergency cases, with 24/7 coverage;
  With the objective of complementing the social and psychological support, Bradesco made a new service channel available. Through an independent company, the 0800 Viva Bem that offers assistance 24 hours a day, 7 days a week, with free calls and 100% confidential. Its composed of psychologists, social workers and other professionals who provide guidance and support employees and their dependents in personal, professional, family, legal, nutritional and emotional matters.
  For the States of São Paulo, Rio de Janeiro, Santa Catarina and Rio Grande do Sul's covenants with large networks of pharmacy, which allows the purchase of prescription drugs at reduced prices;
  Flu vaccine available to all employees free of charge and special prices for dependents;
  Health insurance and dental plan, as well as daycare allowance - Nanny without age limit for employees' children with disabilities; and
  Shopfácil employee: a unique online shopping channel, through the website Bradesco, where the Bank negotiates discounts directly with suppliers of several products. Employees also receive special offers by e-mail.

513 - Reference Form - 2015

14. Human Resources

c)     characteristics of stock-based compensation plans for non-administrator employees, identifying:

The organization does not practice stock-based compensation to employees.

14.4 - Description of the relationship between the issuer and unions

With regard to the relationship with the unions, we recognize the right of all employees to freedom of association and the right to be represented by their respective Union category. Employees receive information on trade union membership and may participate in collective negotiations through assemblies and trade union meetings, without any restriction or discrimination.

The information about trade union activities are disseminated via billboards, trade union newspaper available in our Ordinances and other internal communication vehicles. It is facilitated to the unions to conduct annual campaign of unionization – we even provide a list of non-unionized staff. We have a structure of trade union relations, dedicated to that we have a permanent channel of dialog and interaction with representatives of the trade union movement, nationwide, receiving events, clearing doubts and enabling a relationship characterized by ease of access, agility and pro-activity between the parties.

We respect and fulfill the agreements and work agreements signed, negotiated annually between representatives of the Organization and employees. All the employees have freedom of association, trade union representation and are covered by collective agreements.

514 - Reference Form - 2015

15. Control

15. Control

15.1/15.2 - Equity Position

Bradesco
Shareholder
Cidade de Deus Cia Cial Participações
CPF/CNPJ	Nationality - State	Participates in a shareholders' agreement	Parent shareholder	Last alteration
61.529.343/0001-32	Brazilian - SP	No	Yes	3/31/2015
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
1,226,849,300	48.6000%	1,916,490	0.080000%	1,228,765,790	24.340000%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
TOTAL	0	0.00%

Shareholder
Fundação Bradesco
CPF/CNPJ	Nationality - State	Participates in a shareholders' agreement	Parent shareholder	Last alteration
60.701.521/0001-06	Brazilian - SP	No	Yes	3/31/2015
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
430,162,833	17.0400%	0	0.000000%	430,162,833	8.520000%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
TOTAL	0	0.00%

Shareholder
NCF Participações S.A.
CPF/CNPJ	Nationality - State	Participates in a shareholders' agreement	Parent shareholder	Last alteration
04.233.319/0001-18	Brazilian - SP	No	Yes	3/31/2015
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
206,919,891	8.2000%	55,032,867	2.180000%	261,952,758	5.190000%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
TOTAL	0	0.00%

Shareholder
Capital Research and Management Company
CPF/CNPJ	Nationality - State	Participates in a shareholders' agreement	Parent shareholder	Last alteration
	North American	No	No	3/31/2015
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
0	0.0000%	128,234,407	5.080000%	128,234,407	2.540000%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
TOTAL	0	0.00%

Shareholder
OTHER
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
656,954,199	26.0200%	2,328,398,684	92.230000%	2,985,352,883	59.130000%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
TOTAL	0	0.00%

Shareholder
TREASURY SHARES - Date of the latest amendment:
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
3,478,332	0.14%	10,781,844	0.430000%	14,260,176	0.280000%

TOTAL
2,524,364,555	100.00000%	2,524,364,292	100.00000%	5,048,728,847	100.00000%

515 - Reference Form - 2015

15. Control

Parent Company/Investor		CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder			Capital Stock Composition
Cidade de Deus Cia Cial Participações				61.529.343/0001-32
Shareholder
Fundação Bradesco
CPF/CNPJ	Nationality - State	Participates in a shareholders' agreement	Parent shareholder	Last alteration
60.701.521/0001-06	Brazilian - SP	No	Yes	3/30/2015
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
2,462,446,247	33.3100%	0	0.000000%	2,462,446,247	33.310000%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
TOTAL	0	0.00%

Shareholder
Lia Maria Aguiar
CPF/CNPJ	Nationality - State	Participates in a shareholders' agreement	Parent shareholder	Last alteration
003.692.768-68	Brazilian - SP	No	Yes	3/31/2014
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
496,778,330	6.7200000%	0	0.000000%	496,778,330	6.7200000%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
TOTAL	0	0.00%

Shareholder
Lina Maria Aguiar
CPF/CNPJ	Nationality - State	Participates in a shareholders' agreement	Parent shareholder	Last alteration
017.080.078-49	Brazilian - SP	No	Yes	3/30/2015
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
631,233,924	8.5400000%	0	0.000000%	631,233,924	8.5400000%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
TOTAL	0	0.00%

Shareholder
Maria Angela Aguiar
CPF/CNPJ	Nationality - State	Participates in a shareholders' agreement	Parent shareholder	Last alteration
000.548.238-03	Brazilian - SP	No	Yes	3/30/2015
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
348,938,253	4.7200000%	0	0.000000%	348,938,253	4.7200000%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
TOTAL	0	0.00%

Shareholder
Nova Cidade de Deus Participações S.A
CPF/CNPJ	Nationality - State	Participates in a shareholders' agreement	Parent shareholder	Last alteration
04.866.462/0001-47	Brazilian - SP	No	Yes	3/30/2015
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
3,330,454,557	45.0500000%	0	0.000000%	3,330,454,557	45.0500000%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
TOTAL	0	0.00%

Shareholder
OTHER
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
122,855,014	1.6600000%	0	0.000000%	122,855,014	1.6600000%

TOTAL
7,392,706,325	100.000000%	0	0.000000%	7,392,706,325	100.000000%

Parent Company/Investor		CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder			Capital Stock Composition
Fundação Bradesco				60.701.521/0001-06
Shareholder
OTHER
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
1	100.0000%	0	0.000000%	1	100.0000%

TOTAL
1	100.0000%	0	0.0000%	1	100.0000%

516 - Reference Form - 2015

15. Control

Parent Company/Investor		CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder			Capital Stock Composition
NCF Participações S.A.				04.233.319/0001-18
Shareholder
Cidade de Deus Cia Cial Participações
CPF/CNPJ	Nationality - State	Participates in a shareholders' agreement	Parent shareholder	Last alteration
61.529.343/0001-32	Brazilian - SP	No	Yes	3/7/2014
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
843,211,787	74.7200%	0	0.000000%	843,211,787	39.5100%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
TOTAL	0	0.00%

Shareholder
Fundação Bradesco
CPF/CNPJ	Nationality - State	Participates in a shareholders' agreement	Parent shareholder	Last alteration
60.701.521/0001-06	Brazilian - SP	No	Yes	3/7/2014
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
283,571,490	25.1300%	1,005,739,284	100.000000%	1,289,310,774	60.4100%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
TOTAL	0	0.00%

Shareholder
Nova Cidade de Deus Participações S.A.
CPF/CNPJ	Nationality - State	Participates in a shareholders' agreement	Parent shareholder	Last alteration
04.866.462/0001-47	Brazilian - SP	No	Yes	3/7/2014
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
1,688,246	0.1500%	0	0.000000%	1,688,246	0.0800%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
TOTAL	0	0.00%
TOTAL
1,128,471,523	100.000000%	1,005,739,284	100.000000%	2,134,210,807	100.000000%

517 - Reference Form - 2015

15. Control

Parent Company/Investor		CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder			Capital Stock Composition
Nova Cidade de Deus Participações S.A				04.866.462/0001-47
Shareholder
BBD Participações S.A.
CPF/CNPJ	Nationality - State	Participates in a shareholders' agreement	Parent shareholder	Last alteration
07.838.611/0001-52	Brazilian - SP	No	Yes	3/6/2015
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
153,837,939	53.7000%	0	0.000000%	153,837,939	26.070000%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
TOTAL	0	0.00%

Shareholder
Fundação Bradesco
CPF/CNPJ	Nationality - State	Participates in a shareholders' agreement	Parent shareholder	Last alteration
60.701.521/0001-06	Brazilian - SP	No	Yes	3/6/2015
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
132,647,429	46.3000%	303,570,305	100.000000%	436,217,734	73.930000%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
TOTAL	0	0.00%
TOTAL
286,485,368	100.0000%	303,570,305	100.0000%	590,055,673	100.0000%

Parent Company/Investor		CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder			Capital Stock Composition
BBD Participações S.A.				07.838.611/0001-52
Shareholder
Treasury shares
CPF/CNPJ	Nationality - State	Participates in a shareholders' agreement	Parent shareholder	Last alteration
		No	No	3/27/2015
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
73,268,091	41.5800%	15,633,544	11.770000%	88,901,635	28.760000%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
TOTAL	0	0.00%

Shareholder
Lázaro de Mello Brandão
CPF/CNPJ	Nationality - State	Participates in a shareholders' agreement	Parent shareholder	Last alteration
004.637.528-72	Brazilian - SP	Yes	No	3/20/2015
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
11,700,000	6.6400%	0	0.000000%	11,700,000	3.790000%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
TOTAL	0	0.00%

Shareholder
NCD Participações Ltda
CPF/CNPJ	Nationality - State	Participates in a shareholders' agreement	Parent shareholder	Last alteration
48.594.139/0001-37	Brazilian - SP	Yes	No	3/2/2015
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
0	0.0000%	67,551,600	50.840000%	67,551,600	21.860000%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
TOTAL	0	0.00%
Shareholder
Antônio Bornia
CPF/CNPJ	Nationality - State	Participates in a shareholders' agreement	Parent shareholder	Last alteration
003.052.609-44	Brazilian - SP	Yes	No	3/2/2015
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
9,060,505	5.1400%	0	0.000000%	9,060,505	2.930000%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
TOTAL	0	0.00%
Shareholder
OTHER
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
82,177,703	46.6400000%	49,685,467	37.390000%	131,863,170	42.6600000%

TOTAL
176,206,299	100.0000%	132,870,611	100.0000%	309,076,910	100.0000%

518 - Reference Form - 2015

15. Control

Parent Company/Investor		CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder			Capital Stock Composition
NCD Participações Ltda				48.594.139/0001-37
Shareholder
Fundação Bradesco
CPF/CNPJ	Nationality - State	Participates in a shareholders' agreement	Parent shareholder	Last alteration
60.701.521/0001-06	Brazilian - SP	No	Yes	2/3/2014
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
0	0.0000%	0	0.0000%	656,993,109	99.9999%

Shareholder
OTHER
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
0	0.0000%	0	0.0000%	1	0.0001%

Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
TOTAL	0	0.00%
TOTAL
0	0.0000%	0	0.0000%	656,993,110	100.0000%

519 - Reference Form - 2015

15. Control

15.3 - Capital Distribution

Date of last meeting/Date of last alteration	3/31/2015
Number of Individual shareholders (units)	322,571
Number of Corporate shareholders (units)	35,795
Number of Institutional investors (units)	1,303

Outstanding shares

Outstanding shares corresponding to all the shares of the issuer, except for those held by the controller, of persons related to them, administrators of the issuer and the shares held in treasury.

Number of Common Shares (units)	663,958,238	26.301995%
Number of Preferred Shares (units)	2,431,329,422	96.314523%
Total	3,095,287,660	61.308257%

15.4 - Organization chart of shareholders

The organization chart of the shareholders of the issuer is in item 8.2.a this Reference Form.

15.5 - Shareholders' agreement filed at the headquarters of the issuer or of which the controller is a part

There is no Shareholders' Agreement filed at the headquarters of the issuer or from which controllers are part, regulating the exercise of voting rights or the transfer of shares issued by the issuer.

15.6 - Relevant changes in the shareholdings of members of the control group and the issuer's administrators

In the fiscal years of 2012, 2013 and 2014, there were no relevant changes in the shareholdings of members of the control group and the issuer's administrators.

15.7 - Other relevant information

Item 15.1/2

Other information about the controllers:

  Fundação Bradesco: participates in the share control of Bradesco (8.52% of the total capital). By virtue of being public utility entity, it does not have shareholders to be identified. Bradesco's administration (Board of Executive Officers and Board of Directors) composed the Managing Board of the Bradesco Foundation, highest Deliberative Body of this Entity; and

  BBD Participações S.A.: The other shareholders of BBD Participações S.A., holders of 42.66% of the total capital, not appointed in shareholding, all the individuals and individually have no percentage higher than 3.5% of the total capital.

520 - Reference Form - 2015

16. Transactions for related parties

16. Transactions for related parties

16.1 - Description of the rules, policies and practices of the issuer with regard to the realization of transactions with related parties

Bradesco through its Policy on Transactions with Related Parties, which consolidates the company's procedures with regard to cited transactions, in accordance with the norms issued by regulators, giving transparency of the process to our shareholders, investors and the market in General, ensuring the strict alignment with the interests of the Bradesco Organization according to the best practices of Corporate Governance.

To this end, the following are forbidden transactions with related parties:

•         in conditions other than those of the market; and

•         granting of loans or advances:

-       Officers and members of the advisory, administrative, fiscal or similar councils, as well as to their respective spouses;

-       relatives to the second degree, of the persons mentioned above;

-       the individuals or corporate entities that participate in the capital of Bradesco, with more than 10%, unless upon specific authorization of the Central Bank of Brazil, in each case, when dealing with operations pegged for commercial effects resulting from transactions of purchase and sale or pledge of goods in limits that are set by the National Monetary Council, on general character;

-       corporate entities whose capital the Bradesco participates with more than 10%; and

-       corporations, any officers or administrators of the institution, as well as their spouses and respective family members up to the second degree who own more than 10% of equity.

16.2 - Information about transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Alelo - Cia. Brasileira de Soluções e Serviços	12/16/2011	3,593,329,000.00	898,332,000.00	Not applicable	48 months (maturity on 12.15.2015)	NO	0.0000
Relationship with the issuer	Joint Control
Contract Object	Administration/issuance of magnetic cards and delivery of values in Reais, pre-established by the Contracting Party.
Collaterals and insurances

The provision of services between Banco Bradesco S.A. and CBSS (Visa Vale), does not present any characteristic that could cause any kind of "conflict of interest". The values of remuneration due to the Processor, are charged in accordance with the credit made to the cards of the employees, in conditions and rates that are compatible with those applied to third parties, in effect on the dates of the transactions.

Rescission or termination

Valid for 48 months and may be extended for 24 months by agreement between the parties. May be terminated at any time by either party upon written notice to the other party, with minimum antecedence of 30 days. There are no collaterals or insurances related to the contract.

Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Alelo - Cia. Brasileira de Soluções e Serviços	1/4/2010	6,982,000.00	6,982,000.00	Not applicable	Not stated	NO	0.0000
Relationship with the issuer	Joint Control
Contract Object

Sale of Products and Services of the CBSS, using the operating system, as well as the promotion and marketing of the CBSS products and services at the Bradesco network of subsidiaries and branches as well as analysis and monitoring of the credit outcome and possible liquidation of Client debts in the operations in which the condition of payment is term payment.

Collaterals and insurances	Not applicable
Rescission or termination

The agreement may be terminated with immediate effect, upon simple notification of the innocent party to the other, in the event of default or breach any of the clauses or conditions agreed, provided that the defaulting or infringing party dos not abide by or settle their obligation within 10 (ten) days, counted from the receipt of the notice by the innocent party requesting the injunction; or in case of bankruptcy, judicial or extrajudicial settlement, beginning of the proceedings fro extrajudicial restructuring or if, by determination of relevant authority or entity, this agreement is suspended.

Type and reason for operation

521 - Reference Form - 2015

16. Transactions for related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Alelo - Cia. Brasileira de Soluções e Serviços	12/4/2012	220,235,000.00	0.00	Not applicable	Maturity on 02.01.2025 (Settled in 2014)	NO	0.0000
Relationship with the issuer	Joint Control
Contract Object	Funds from Issuance of Bonds - Debentures
Collaterals and insurances	Not applicable
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
BBD Participações S.A.	12/22/2014	29,118,000.00	29,118,000.00	Not applicable	Maturity on 02.01.2025	NO	0.0000
Relationship with the issuer	Parent shareholder
Contract Object	Funds from Issuance of Bonds - Debentures
Collaterals and insurances	Not applicable
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Bradescard Promotora de Vendas Ltda	8/31/2012	25,687,000.00	0.00	Not applicable	Maturity 10/08/2013 (Settled in 2014)	NO	0.0000
Relationship with the issuer	Joint Control
Contract Object	Funds from Issuance of Bonds - Debentures
Collaterals and insurances	Not applicable
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Bradescard Promotora de Vendas Ltda	12/31/2013	938,000.00	938,000.00	Not applicable	Not stated	NO	0.0000
Relationship with the issuer	Joint Control
Contract Object	Deposits
Collaterals and insurances	Not applicable
Rescission or termination	Not applicable
Type and reason for operation

522 - Reference Form - 2015

16. Transactions for related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Cidade de Deus Companhia Comercial de Participações	12/31/2014	59,946,000.00	59,946,000.00	Not applicable	Not stated	NO	0.0000
Relationship with the issuer	Parent shareholder
Contract Object	Deposits
Collaterals and insurances	Not applicable
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Cidade de Deus Companhia Comercial de Participações	2/4/2014	290,413,000.00	290,413,000.00	Not applicable	Maturity on 02.01.2025	NO	0.0000
Relationship with the issuer	Parent shareholder
Contract Object	Funds from Issuance of Bonds - Debentures
Collaterals and insurances	Not applicable
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Cidade de Deus Companhia Comercial de Participações	12/31/2014	750,925,000.00	750,925,000.00	Not applicable	Not stated	NO	0.0000
Relationship with the issuer	Parent shareholder
Contract Object	Payable Dividends and Bonuses
Collaterals and insurances	Not applicable
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Cielo S.A.	10/9/2013	23,508,000.00	23,508,000.00	Not applicable	Maturity on 02.01.2025	NO	0.0000
Relationship with the issuer	Joint Control
Contract Object	Funds from Issuance of Bonds - Debentures
Collaterals and insurances	Not applicable
Rescission or termination	Not applicable
Type and reason for operation

523 - Reference Form - 2015

16. Transactions for related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Crediare S.A. Crédito, Financiamento e Investimento	12/30/2014	202,050,000.00	202,050,000.00	Not applicable	Maturity on 01.02.2015	NO	0.0000
Relationship with the issuer	Joint Venture
Contract Object	Interbank Deposits - Post DCI
Collaterals and insurances	Not applicable
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Crediare S.A. Crédito Financiamento e Investimento	12/31/2014	3,262,000.00	3,262,000.00	Not applicable	Not stated	NO	0.0000
Relationship with the issuer	Joint Venture
Contract Object	Receivable Dividends and Bonuses
Collaterals and insurances	Not applicable
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Elo Participações S.A.	12/31/2013	407,000.00	0.00	Not applicable	Indeterminate (Settled in 2014)	NO	0.0000
Relationship with the issuer	Joint Control
Contract Object	Deposits
Collaterals and insurances	Not applicable
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Elo Serviços S.A.	12/31/2013	8,586,000.00	8,586,000.00	Not applicable	Not stated	NO	0.0000
Relationship with the issuer	Joint Control
Contract Object	Deposits
Collaterals and insurances	Not applicable
Rescission or termination	Not applicable
Type and reason for operation

524 - Reference Form - 2015

16. Transactions for related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Fidelity Processadora e Serviços	10/15/2014	1,984,000.00	157,438,000.00	Not applicable	Maturity on 02.01.2025	NO	0.0000
Relationship with the issuer	Joint Control
Contract Object	Funds from Issuance of Bonds - Debentures
Collaterals and insurances	Not applicable
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Fidelity Processadora e Serviços	12/31/2013	189,468,000.00	0.00	Not applicable	Indeterminate (Settled in 2014)	NO	0.0000
Relationship with the issuer	Joint Control
Contract Object	Deposits
Collaterals and insurances	Not applicable
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Fidelity Processadora e Serviços	2/22/2007	62,165,000.00	62,165,000.00	It is not possible to determine because of the variation according to the volume of services provided.	Not stated	NO	0.0000
Relationship with the issuer	Joint Control
Contract Object

The object of the contract is the provision of telemarketing services, both active and receptive, by Fidelity Processadora e Serviços to Banco Bradesco S.A., to Banco Bradesco customers, comprising all physical infrastructure and part of the technological infrastructure, either through its own employees and on its premises for the Contact Center Service.

Collaterals and insurances

Fidelity Processadora e Serviços undertakes to provide the services within the quality parameters contained in the Service Level Agreement and without interruption or adverse effect on the services. When, during the ordinary course of the provision of services, any disputes between the Bank and the Processor, related to the quality and performance of the Service Level Agreement, which cannot be resolved by the service managers of the Processor, they shall submit the issue to the Operational Advisory Committee.

Rescission or termination	Renewable every 12 months, signed 60 days prior to the expiration of its term.
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Fundação Bradesco	12/31/2014	268,664,000.00	268,664,000.00	Not applicable	Not stated	NO	0.0000
Relationship with the issuer	Parent shareholder
Contract Object	Payable Dividends and Bonuses
Collaterals and insurances	Not applicable
Rescission or termination	Not applicable
Type and reason for operation

525 - Reference Form - 2015

16. Transactions for related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Orizon do Brasil Processamento de Informações de Saúde Ltda.	6/28/2013	59,838,000.00	59,838,000.00	Not applicable	Maturity 02/01/2025	NO	0.0000
Relationship with the issuer	Joint Control
Contract Object	Funds from Issuance of Bonds - Debentures
Collaterals and insurances	Not applicable
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Orizon do Brasil Processamento de Informações de Saúde Ltda.	12/31/2013	8,639,000.00	0.00	Not applicable	Indeterminate (Settled in 2014)	NO	0.0000
Relationship with the issuer	Joint Control
Contract Object	Deposits
Collaterals and insurances	Not applicable
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Servinet Serviços S/C - Ltda	4/28/2014	16,138,000.00	16,138,000.00	Not applicable	Maturity 02/01/2025	NO	0.0000
Relationship with the issuer	Joint Control
Contract Object	Funds from Issuance of Bonds - Debentures
Collaterals and insurances	Not applicable
Rescission or termination	Not applicable
Type and reason for operation

16.3 - Identification of measures taken to deal with conflicts of interest and demonstration of the strictly commutative conditions agreed or of appropriate compensatory payment

Transactions listed in item 16.2, and related parties with controllers, subsidiaries and shared-control subsidiaries, are performed on values, usual market rates and deadlines or of previous negotiations, under mutual conditions or with compensatory payments and therefore do not generate any benefit or prejudice to either party.

The Administration has structure of internal controls to ensure that transactions are in similar conditions to those that could be established with unrelated parties.

In case of violations of the provisions of item 16.1, the case will be forwarded to the Committee on Ethical Conduct, subordinate to the Board of Directors, which will adopt the appropriate penalties, alerting that it qualifies as a crime and those who responsible for such act shall subject to the penalties referred to in the legislation in force.

526 - Reference Form - 2015

17. Capital Stock

17. Capital Stock

17.1 - Information on the share capital

Date of authorization or approval	Value of capital (Real)	Payment term	Number of common shares (units)	Number of preferred shares (units)	Total number of shares (units)
Capital type	Capital Issued		2,524,364,555	2,524,364,292	5,048,728,847
3/10/2015	43,100,000,000.00
Capital type	Subscribed Capital		2,524,364,555	2,524,364,292	5,048,728,847
3/10/2015	43,100,000,000.00
Capital type	Paid-Up Capital		2,524,364,555	2,524,364,292	5,048,728,847
3/10/2015	43,100,000,000.00

17.2 - Capital Increases

2015

Date of decision	Organ which decided the increase	Issuing date	Total issue value (Real)	Type of increase	Common shares (units)	Preferred shares (units)	Total shares (units)	Subscription/Previous Capital	Issuing price	Rating factor
3/10/2015	General Shareholders’ Meeting	3/10/2015	5,000,000,000	Subscription private	420,727,426	420,727,382	841,454,808	20.00000	5.94	R$ per unit
Criterion for determining the issue price

The cost assigned to the actions subsidized, regardless of species, fulfills the requirements of Law 9247 of 12.26.1995, and in the First paragraph of Article 47 of the Normative Ruling 1.022, of 4.5.2010, of the Brazilian revenue service.

Payment term	Not Applicable It is 20% bonus in shares, attributable to the company's shareholders, free of charge, 2 (two) new shares each 10 (ten) shares of the same type that holders own in the base date.

2014

There was no capital stock increase in 2014.

2013

Date of decision	Organ which decided the increase	Issuing date	Total issue value (Real)	Type of increase	Common shares (units)	Preferred shares (units)	Total shares (units)	Subscription/Previous Capital	Issuing price	Rating factor
3/11/2013	General Shareholders’ Meeting	3/11/2013	8,000,000,000	Subscription private	191,239,739	191,239,719	382,479,458	10.00000	20.92	R$ per unit
Criterion for determining the issue price	The cost assigned to the actions subsidized, regardless of type, fulfills the requirements of the First Paragraph of Article 47 of Normative Ruling 1022, of 4.5.2010, of the Brazilian revenue service.
Payment term	Not Applicable It is 10% bonus in shares, the company's shareholders, free of charge, 1 (one) new share for every 10 (ten) shares of the same type that were owned.

2012

There was no capital stock increase in 2012.

527 - Reference Form - 2015

17. Capital Stock

17.3 - Information about developments, grouping and stock bonuses

2015

Date: approval	Number of shares before the approval (units)			Number of shares after the approval (units)
	Number of Common shares	Number of Preferred shares	Total number of shares	Number of Common shares	Number of Preferred shares	Total number of shares
Bonus
3/10/2015	2,103,637,129	2,103,636,910	4,207,274,039	2,524,364,555	2,524,364,292	5,048,728,847

2014

There were no developments, grouping and stock bonuses in 2014.

2013

Date: approval	Number of shares before the approval (units)			Number of shares after the approval (units)
	Number of Common shares	Number of Preferred shares	Total number of shares	Number of Common shares	Number of Preferred shares	Total number of shares
Bonus
3/11/2013	1,912,397,390	1,912,397,191	3,824,794,581	2,103,637,129	2,103,636,910	4,207,274,039

2012

There were no developments, grouping and stock bonuses in 2012.

17.4 - Information on the share capital

In 2012, 2013 and 2014, as well as up to 5.29.2015, there was no reduction in the capital of the Company.

17.5 - Other relevant information

There is no other information deemed relevant at this time.

528 - Reference Form - 2015

18. Securities

18. Securities

18.1 - Stock Rights

Kind of shares or CDA	Common
Tag along	100.000000
Entitled to dividends

Minimum mandatory dividend - According to item III of Art. 27 of the Bylaws, shareholders are entitled to, in each financial year, by virtue of minimum mandatory dividends, 30% of the net income, adjusted by reducing or increasing the values specified in items I, II and III of Article 202 of Law No. 6,404/76. Therefore, this percentage is above the minimum percentage of 25% set by paragraph 2 of Art. 202 of Law No. 6,404/76.

Intermediate Dividends - The Board of Executive Officers, upon approval by the Board of Directors, is authorized to declare and pay interim dividends, especially twice a year or on a monthly basis, to the existing Accumulated Profits or Profit Reserves accounts (paragraph 1 of Art. 27 of the Bylaws). They may also authorize the distribution of Interest on Shareholders’ Equity to replace, in part of in full, the interim dividends (paragraph 2 of Art. 27 of the Bylaws).

Right to vote	Full
Convertibility	No
Right to reimbursement of capital	Yes
Description of the features of the repayment of capital	The common shares are entitled to repayment of capital, however preferred shares have priority in the reimbursement of Capital in the event of liquidation of the company.
Restriction to movement	No
Conditions for modification of the rights secured by such securities	These Bylaws do not include any additional conditions to those provide for in the law so that there cannot be any changes to the rights secured by securities issued by the Company.
Other relevant features	There are no other features that we believe to be relevant.

Kind of shares or CDA	Preferred
Tag along	80.000000
Entitled to dividends

Minimum mandatory dividend - According to item III of Art. 27 of the Bylaws, shareholders are entitled to, in each financial year, by virtue of minimum mandatory dividends, 30% of the net income, adjusted by reducing or increasing the values specified in items I, II and III of Article 202 of Law No. 6,404/76. Therefore, this percentage is above the minimum percentage of 25% set by paragraph 2 of Art. 202 of Law No. 6,404/76.

Intermediate Dividends - The Board of Executive Officers, upon approval by the Board of Directors, is authorized to declare and pay interim dividends, especially twice a year or on a monthly basis, to the existing Accumulated Profits or Profit Reserves accounts (paragraph 1 of Art. 27 of the Bylaws). They may also authorize the distribution of Interest on Shareholders’ Equity to replace, in part of in full, the interim dividends (paragraph 2 of Art. 27 of the Bylaws).

Right to vote	Without The Right
Convertibility	No
Right to reimbursement of capital	Yes
Description of the features of the repayment of capital	The preferred shares have priority in the reimbursement of Capital in the event of liquidation of the company.
Restriction to movement	No
Conditions for modification of the rights secured by such securities	These Bylaws do not include any additional conditions to those provide for in the law so that there cannot be any changes to the rights secured by securities issued by the Company.
Other relevant features	Preferred shares do not have voting rights, except as indicated in Article 111, paragraph 1 of the Brazilian Corporate Act.

529 - Reference Form - 2015

18. Securities

18.2 - Description of any statutory rules which limit the voting rights of shareholders significantly or leading them to public offering

There are no statutory rules which limit the voting rights of shareholders significantly or leading them to public offering.

18.3 - Description of exceptions and suspensive clauses relating to political or economic rights laid down in the Bylaws

There are no exceptions and suspensive clauses relating to political or economic rights laid down in the Bylaws.

18.4 - Volume of negotiations and major and minor quotes of securities traded

Fiscal Year	12/31/2014
Quarter	Security value	Type	Class	Market	Managing entity	Traded amount (Reais)	Highest quotation (Reais)	Lowest quotation (Reais) Rating factor
3/31/2014	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	2,035,090,396	27.42	21.70 R$ Per unit
6/30/2014	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	2,735,886,765	29.84	25.45 R$ Per unit
9/30/2014	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	2,664,899,383	33.59	25.86 R$ Per unit
12/31/2014	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	2,920,309,333	32.47	24.07 R$ Per unit
3/31/2014	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	13,776,031,371	25.11	19.92 R$ Per unit
6/30/2014	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	16,350,832,103	28.43	24.92 R$ Per unit
9/30/2014	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	18,365,637,252	34.10	25.64 R$ Per unit
12/31/2014	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	21,979,503,335	33.97	25.02 R$ Per unit

Fiscal Year	12/31/2013
Quarter	Security value	Type	Class	Market	Managing entity	Traded amount (Reais)	Highest quotation (Reais)	Lowest quotation (Reais) Rating factor
3/31/2013	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	3,677,621,113	27.54	23.81 R$ Per unit
6/30/2013	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	3,107,527,295	28.25	23.03 R$ Per unit
9/30/2013	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	3,678,638,254	28.89	22.28 R$ Per unit
12/31/2013	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	2,723,081,011	29.52	24.04 R$ Per unit
3/31/2013	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	14,879,445,255	27.04	24.10 R$ Per unit
6/30/2013	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	15,644,316,925	27.47	21.16 R$ Per unit
9/30/2013	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	15,358,872,737	24.98	19.97 R$ Per unit
12/31/2013	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	13,422,333,522	26.11	21.85 R$ Per unit

530 - Reference Form - 2015

18. Securities

Fiscal Year	12/31/2012
Quarter	Security value	Type	Class	Market	Managing entity	Traded amount (Reais)	Highest quotation (Reais)	Lowest quotation (Reais) Rating factor
3/31/2012	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	1,273,216,735	19.70	16.88 R$ Per unit
6/30/2012	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	1,172,894,726	18.89	15.56 R$ Per unit
9/30/2012	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	850,842,770	20.34	16.50 R$ Per unit
12/31/2012	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	4,591,475,593	25.22	17.72 R$ Per unit
3/31/2012	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	12,265,301,017	22.74	20.45 R$ Per unit
6/30/2012	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	12,690,779,439	22.03	18.18 R$ Per unit
9/30/2012	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	12,457,264,935	25.05	19.67 R$ Per unit
12/31/2012	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	12,015,906,630	25.69	21.35 R$ Per unit

18.5 - Description of other securities issued

Security value	Subscription bonus
Identification of the security value	Global Medium - Term Note - 59 Series
Date of issue	1/12/2012
Maturity	1/12/2017
Quantity (Units)	1
Total value (Real)	1,429,920,000.00
Restriction to movement	Yes
Description of the restriction	The securities may only be purchased by qualified institutional investors.
Convertibility	No
Chance of redemption	Yes
Chance and calculation of the redemption value	The hypothesis and the redemption value calculation are described in item 18.10.
Characteristics of securities	The characteristics of the securities are described in item 18.10.
Conditions for modification of the rights secured by such securities	The conditions for modification of rights are described in item 18.10.
Other relevant features	Other relevant features are described in item 18.10.

531 - Reference Form - 2015

18. Securities

Security value	Subscription bonus
Identification of the security value	Subordinated debt
Date of issue	3/1/2012
Maturity	3/1/2022
Quantity (Units)	1
Total value (Real)	1,886,720,000.00
Restriction to movement	Yes
Description of the restriction	The securities may only be purchased by qualified institutional investors.
Convertibility	No
Chance of redemption	Yes
Chance and calculation of the redemption value	The hypothesis and the redemption value calculation are described in item 18.10.
Characteristics of securities	The characteristics of the securities are described in item 18.10.
Conditions for modification of the rights secured by such securities	The conditions for modification of rights are described in item 18.10.
Other relevant features	Other relevant features are described in item 18.10.

Security value	Subscription bonus
Identification of the security value	Subordinated debt
Date of issue	9/29/2009
Maturity	9/29/2019
Quantity (Units)	1
Total value (Real)	1,249,650,000.00
Restriction to movement	Yes
Description of the restriction	The securities may only be purchased by qualified institutional investors.
Convertibility	No
Chance of redemption	No
Chance and calculation of the redemption value	Not Applicable
Characteristics of securities	The characteristics of the securities are described in item 18.10.
Conditions for modification of the rights secured by such securities	The conditions for modification of rights are described in item 18.10.
Other relevant features	Other relevant features are described in item 18.10.

532 - Reference Form - 2015

18. Securities

Security value	Subscription bonus
Identification of the security value	Subordinated debt
Date of issue	8/16/2010
Maturity	01/16/2021
Quantity (Units)	1
Total value (Real)	1,832,820,000.00
Restriction to movement	Yes
Description of the restriction	The securities may only be purchased by qualified institutional investors.
Convertibility	No
Chance of redemption	Yes
Chance and calculation of the redemption value	The hypothesis and the redemption value calculation are described in item 18.10.
Characteristics of securities	The characteristics of the securities are described in item 18.10.
Conditions for modification of the rights secured by such securities	The conditions for modification of rights are described in item 18.10.
Other relevant features	Other relevant features are described in item 18.10.

Security value	Subscription bonus
Identification of the security value	Subordinated debt
Date of issue	1/13/2011
Maturity	01/16/2021
Quantity (Units)	1
Total value (Real)	835,050,000.00
Restriction to movement	Yes
Description of the restriction	The securities may only be purchased by qualified institutional investors.
Convertibility	No
Chance of redemption	Yes
Chance and calculation of the redemption value	The hypothesis and the redemption value calculation are described in item 18.10.
Characteristics of securities	The characteristics of the securities are described in item 18.10.
Conditions for modification of the rights secured by such securities	The conditions for modification of rights are described in item 18.10.
Other relevant features	Other relevant features are described in item 18.10.

533 - Reference Form - 2015

18. Securities

Security value	Subscription bonus
Identification of the security value	Global Medium - Term Note - 51 Series
Date of issue	3/23/2010
Maturity	3/23/2015
Quantity (Units)	1
Total value (Real)	1,249,650,000.00
Restriction to movement	Yes
Description of the restriction	The securities may only be purchased by qualified institutional investors.
Convertibility	No
Chance of redemption	Yes
Chance and calculation of the redemption value	The hypothesis and the redemption value calculation are described in item 18.10.
Characteristics of securities	The characteristics of the securities are described in item 18.10.
Conditions for modification of the rights secured by such securities	The conditions for modification of rights are described in item 18.10.
Other relevant features	Other relevant features are described in item 18.10.

Security value	Subscription bonus
Identification of the security value	Global Medium - Term Note - Series 53
Date of issue	5/16/2011
Maturity	5/16/2016
Quantity (Units)	1
Total value (Real)	815,850,000.00
Restriction to movement	Yes
Description of the restriction	The securities may only be purchased by qualified institutional investors.
Convertibility	No
Chance of redemption	Yes
Chance and calculation of the redemption value	The hypothesis and the redemption value calculation are described in item 18.10.
Characteristics of securities	The characteristics of the securities are described in item 18.10.
Conditions for modification of the rights secured by such securities	The conditions for modification of rights are described in item 18.10.
Other relevant features	Other relevant features are described in item 18.10.

534 - Reference Form - 2015

18. Securities

18.6 - Brazilian Markets in which securities are admitted to trading

Bradesco shares comprise Brazil’s main stock indexes, including IBrX-50 (index that measures the total return of a theoretical portfolio comprising 50 shares selected among the most traded shares on BM&FBovespa), IFNC (Financial Index, comprised by banks, insurance companies and financial institutions), ISE (Corporate Sustainability Index), IGC (Special Corporate Governance Stock Index), ITAG (Special Tag-Along Stock Index), ICO2 (index comprising shares of the companies that are part of the IBrX-50 index and that accepted to take part in this initiative by adopting transparent greenhouse gas emission practices) and the Mid-Large Cap Index – MLCX (which measures the return of a portfolio composed of the highest cap companies listed). Abroad, Bradesco shares are listed on the Dow Jones Sustainability World Index of the NYSE, and on the FTSE Latibex Brazil Index of the Madrid Stock Exchange.

18.7 - Information about class and kinds of securities admitted for trading in foreign markets

ADR-BBD

a)  Country: United States of America

b) Market: Secondary

c)  Entity manager from the market in which securities are admitted for trading: The New York Stock Exchange (NYSE)

d) Date of admission for trading: 10/1/2001

e)  If any, indicate the trading segment: Level II

f)  Start date of listing in the trading segment: 11/21/2001

g) Percentage of the volume of overseas negotiations in relation to the total volume of trading of each class and species in the last financial year: 51.3%

h)  If any, proportion of overseas deposit certificates for each class and type of actions: 1: 1 (one ADR for each preferred share)

i)   If any, depositary bank: The Bank of New York Mellon

j)   If any, custodian institution: Banco Bradesco S.A.

ADR - BBDO

a)  Country: United States of America

b) Market: Secondary

c)  Entity manager from the market in which securities are admitted for trading: The New York Stock Exchange (NYSE)

d) Date of admission for trading: 3/13/2012

e)  If any, indicate the trading segment: Level II

f)  Start date of listing in the trading segment: 3/13/2012

g) Percentage of the volume of overseas negotiations in relation to the total volume of trading of each class and species in the last financial year: 0.16%

h)  If any, proportion of overseas deposit certificates for each class and type of actions: 1: 1 (one ADR for each common share)

i)   If any, depositary bank: The Bank of New York Mellon

j)   If any, custodian institution: Banco Bradesco S.A.

GDR – XBBDC

a)  Country: Spain

b) Market: Secondary

c)  Entity manager from the market in which securities are admitted for trading: Bolsa de Madrid

d) Date of admission for trading: 2/16/2001

e)  If any, indicate the trading segment: Latibex

f)  Start date of listing in the trading segment: 2/16/2001

g) Percentage of the volume of overseas negotiations in relation to the total volume of trading of each class and species in the last financial year: 0.03%

h)  If any, proportion of overseas deposit certificates for each class and type of actions: 1: 1 (one GDR for each preferred share)

i)   If any, depositary bank: Iberclear

j)   If any, custodian institution: CBLC

535 - Reference Form - 2015

18. Securities

18.8 - Distribution public offerings made by the issuer or by third parties, including controllers and related companies and subsidiaries, relating to securities of the issuer

In 2013 and 2014, there were no distribution public offerings made by the issuer or by third parties, including controllers and related companies and subsidiaries, relating to securities of the issuer

In 2012, the Bradesco Leasing held its 7th issue of simple debentures, not convertible into shares, the subordinated, in single series, for public distribution under best efforts of placement, which was registered with the CVM in October 17, 2012 under number CVM/BE/DEB/2012/023. A total of 1,000,000,000 (one billion) debentures were issued, with nominal unitary value of R$ 10.00 (ten Brazilian Reais), were issued, a total of R$ 10,000,000,000.00 (ten billion Brazilian Reais) on October 15, 2012. The debentures of the 7th issue have term of 20 (twenty) years from the date of issue and shall be remunerated by the accumulated variation of 100% (one hundred percent) of the base year rate DI 252 (two hundred and fifty-two) business days.

18.9 - Description of takeover bids made by the issuer in respect of shares issued by third parties

For 2013 and 2014, there were no takeover bids made by the issuer in respect of shares issued by third parties.

In April 16, 2012, the Brazilian Securities and Exchange Commission (CVM) approved the unified public offering (unified OPA) to acquire common and preferred shares issued by BERJ Bank S.A. (BERJ), held by non-controlling shareholders. The total shares of the unified public offering shall be 623,256,094 common shares, representing 1.72% of BERJ’s share capital, and 738,664,623 preferred shares, representing 2.04% of BERJ’s share capital. The purchase price of the unified public offering will amount to R$ 33.819280 per thousand common shares or preferred shares. At the auction, procedures will be adopted to ensure the right of Bradesco to raise the price of the unified public offering, extending the new price to all shareholders accepting previous bids. The auction took place on May 22, 2012.

18.10 - Other relevant information

For greater effect of comparability, in item 18.4, the major and minor stock quotes have been adjusted according to the corporate events occurring during those periods.

Below are the major and minor quotes(*) of the shares (without proper adjustments) in the respective periods.

Common Shares			Preferred Shares
Date:	Minimum	Maximum	Date:	Minimum	Maximum
1T2012	25.21	28.35	1T2012	30.06	33.10
2T2012	22.86	27.30	2T2012	26.88	31.98
3T2012	23.82	29.00	3T2012	29.07	35.85
4T2012	25.60	35.83	4T2012	31.02	36.93
1T2013	33.37	38.16	1T2013	32.62	38.40
2T2013	29.80	35.92	2T2013	27.85	35.06
3T2013	28.54	36.11	3T2013	26.00	31.70
4T2013	30.90	36.99	4T2013	28.16	33.07
1T2014	27.35	33.61	1T2014	25.27	31.19
2T2014	31.60	36.30	2T2014	30.99	35.32
3T2014	32.28	40.94	3T2014	31.93	41.64
4T2014	31.42	39.57	4T2014	32.80	41.00

(*) It is considered the closing value.

Add-on to item 18.5: Describe other securities other than shares issued, indicating:

536 - Reference Form - 2015

18. Securities

I.a) Security Value: SUBORDINATED DEBT – US$ 750,000,000 – due on 9/29/2019

b) Quantity	c) Value (in US$)	d) Date of issue	d) Maturity	e) Restriction to movement	f) Convertibility
01 Global Note in the principal value of US$ 750 million that can be fractionally in minimum denominations of US$ 100, 000.00 and multiples of US$ 1,000.00 onwards	750,000,000.00	9/29/2009	9/29/2019	The securities may only be purchased by qualified institutional investors.	Not convertible

G. I) Chance of redemption

The issuer will not be entitled to redeem all or part of the securities prior to their maturity.

G. II) formula for calculating the redemption value:

The payment of the principal of the notes, together with accrued and unpaid interest, will be effected on the date of payment to the person in whose name the notes are registered at the close of transactions, in the New York City time, on the 10th business day before that date of payment. The notes need not be delivered to the payment of principal, interest or other amounts to be received, except with respect to a rescue or the final payment of principal on the maturity date.

Characteristics of securities

H. I) Maturity, including the conditions of prepayment

Maturity: 9/29/2019.

Prepayment:

Prepayment events (Default)

•         the issuer does not make the payment of the principal on any of the notes or the maturity date, upon redemption or in any other way, except by virtue of a deferral of the principal;

•         the issuer does not make the payment of interest or any payment of additional amounts according to the terms of the notes and the registration except by virtue of a deferral of interest and this default persists for 15 days;

•         a court or agency or supervisory authority in the Cayman Islands or in Brazil (1) initiate a process or approve a decision or declaratory judgment of bankruptcy under any bankruptcy, insolvency law, rehabilitation, readjustment of debt, mandatory reorganization of assets and liabilities or similar law, or the dissolution or liquidation of the issuer's business, or judging the issuer bankrupt or insolvent or (2) to approve a decision or order approving, as duly registered a petition pleading the reorganization of the issuer and its agreement with creditors pursuant to any applicable law, except for a permitted reorganization according to the Scripture, (3) to approve a decision or order appointing a custodian, administrator, liquidator, assignee, intervenor or other similar authority to the issuer or all or substantially all of its assets, and such processes, decision or order have not been canceled or remain at full effectiveness for 60 days, or (4) any event that occurs in accordance with the laws of Brazil or the Cayman Islands has an effect analogous to that of the events above; or

•         the transmitter comes with a request for self-bankruptcy, or process in accordance with any applicable law of bankruptcy, insolvency, reorganization, or other similar law, or any other action or proceeding to be declared bankrupt or insolvent, or the issuer consents, by way of reply or otherwise, with the delivery of a decision or declaratory judgment of bankruptcy in an action or involuntary process pursuant to any applicable law of bankruptcy, insolvency, reorganization, liquidation, or intervention, another similar act, or the commencement of any action or bankruptcy or insolvency proceedings against the issuer or its dissolution or any event that, in accordance with the laws of Brazil or the Cayman, Islands, has a similar effect to any of the above events.

If an event of default described in the third and fourth points above occur and persist, the principal of the notes and the interest due and not paid on all notes will become immediately due and payable without declaration or any act on the part of the trustee or of any holders of notes. However, the issuer will be required to make payments described in this paragraph only after being declared bankrupt or liquidation or otherwise dissolved, and such payments will be subject to subordination provisions specified in Scripture.

H. II) Interest

6.75% p.a.

537 - Reference Form - 2015

18. Securities

H.III) Warranty and, if real, description of the asset object

No warranty.

H. IV) In the absence of any warranty, if the credit is chirographary or subordinate

Subordinated CDB:

H. V) Any restrictions imposed on the issuer in relation

•          on the distribution of dividends

None.

•         on the sale of certain assets

Merger, acquisition, Sale or Transfer

Without the consent of the holders of not less than 66 2/3% of the aggregate principal amount of the notes, open the transmitter won't make any consolidation or amalgamation with any other person or will divest or transfer, all or substantially all of its assets or assets or all or substantially all of your assets, your assets and liabilities (including the notes issued in accordance with the deed) to any other person unless thereafter:

•         the person consisting of such consolidation or with which the issuer made a merger, or the person who acquires all or substantially all the property and assets of the issuer or all or substantially all of the assets, the assets and liabilities of the issuer (including the notes issued according to Scripture) expressly assume the payment due and punctual of the principal and interest on all notes and compliance and compliance with all the obligations contained in Scripture and the notes that must be complied with and observed by the issuer;

•         immediately after the entry into force of such transaction, no event of default or event that, by means of warning, course of time or other conditions would become an event of default has occurred and persist, and no obligation or agreement specified in Scripture or in the notes have been significantly violated; and

•         the person consisting of such consolidation or with which the issuer made a merger, or the person who acquires all or substantially all of your assets and assets of the issuer or all or substantially all of the assets and the assets and liabilities of the issuer (including the notes issued under the Indenture) deliver to the Trustee a certificate of a Director and an opinion from counsel stating that the consolidation, merger, sale or transfer, and if additional Scripture is required in relation to the transaction, stating that such additional Scripture is according to Scripture and that all the conditions laid down in Scripture suspensive in relation to the transaction have been met.

In addition, the above conditions shall apply only if the issuer wishes to do a merger or consolidation with another entity or sell its assets substantially as a whole to another entity. The sender does not need to meet these conditions if he enter into other types of transactions, including any transaction in which he acquired the stock or assets of another entity, any transaction that involves a change in the issuer's control, but in which there is no merger or consolidation, and any transaction in which the issuer selling less than substantially all of its assets.

•         on the hiring of new debt

None.

•         on the issue of new securities

None.

H.VI) The fiduciary agent, indicating the main terms of the contract

The Bank of New York Mellon is the Trustee under the indenture.

The indenture, document concluded between Bank and Trustee, governs various rights and obligations of the parties with respect to the issue of the securities, as: definitions of terms used, General and specific features of the securities, conditions and criteria for redemption and repurchase of papers, commitments made by the issuer, definition of events of default and instruments for your solution, the rights of holders of securities, amendments to the contract, satisfaction of terms and untying and tying securities, among others, with the most relevant terms contained in the deed of issue are described in the other items contained herein.

538 - Reference Form - 2015

18. Securities

I) Conditions for modification of the rights secured by such securities

Modifications which do not require approval

The issuer and the trustee may once, without the prior consent of the holders of notes, modify the terms and conditions of the notes only to meet the requirements of the Central Bank to qualify as capital notes level 2 according to Resolution 3,444/07 of CMN, and subsequent amendments. The issuer will not be authorized to make any modification without the consent of the holders of notes if such modification affect in any way the interest rate of the notes, the cumulative nature of any interest payment due on arrears, the principal amount of the notes, open the classification of notes or the original date of maturity of the notes.

The trustee shall obtain the opinion of the issuer's Brazilian lawyer, describing the modifications to the terms and conditions of the notes required by the Central Bank to qualify as capital notes Level 2. When receiving such opinion of counsel, the issuer shall sign a deed and shall be ratified, a new form of note and any other document necessary to deploy the necessary modifications required by the Central Bank.

The issuer and the trustee also may, without the consent of the holders of notes, modify the Scripture for certain specific purposes, including, among other things, provide for the issuance of additional notes, fix flaws and ambiguities, inconsistencies or include any other provisions relating to issues or questions relating to Scripture, provided that such correction or added provision will not adversely affect the interests of holders of notes in any aspect relevant.

Modifications which require approval

In addition, the deed may be modified by the issuer and trustee with the consent of the holders of a majority of the aggregate principal amount of the outstanding notes. However, no modification can, without the consent of the holder of each note open affected by such modification:

•         change the due date of any payment of the principal or of any portion of interest on any note;

•         reduce the amount of principal or interest rate, or modify the method of calculating the amount of the principal or interest payable on any date;

•         change any place of payment in which the principal or interest on the notes shall be paid;

•         change the currency in which the principal or interest on the notes shall be paid;

•         impair the right of holders of notes to initiate an action to execute any payment by the due date or thereafter;

•         modify the provisions of subordination of Scripture adversely to holders of notes;

•         reduce the percentage of the principal amount of the notes outstanding holders whose consent is required for any modification of, or renunciation of observing any provision of Scripture or breach and its consequences; or

•         modify the provisions summarized in this paragraph or the provisions of the indenture relating to waivers to breach passed, except for increasing any percentage or provide that other provisions of the indenture cannot be modified or waived without the consent of each holder of note affected by such modification.

After a modification described in the previous paragraph, the issuer is obliged to send through the fiduciary agent, a notice to shareholders describing briefly such modification. However, the fact of not send such notice to holders of notes, or any error in the notice, shall not affect the validity of the modification.

The trustee may at any time summon a meeting of the holders of notes. The issuer or the holders of at least 10% of the aggregate principal amount of the notes outstanding may convene a meeting if the issuer or such holders have written request to the trustee to convene such a meeting and the trustee has not sent such notice of summons within 20 days of receipt of the request. Meeting summons shall include the time and place of the Meeting and a general description of the measure it proposes to take in the Meeting, and shall be delivered not less than 30 days and not more than 60 days before the date of the Meeting, except that all notices of meetings re-summoned after the postponement must be given with not less than 10 days and not more than 60 days before the date of the Meeting. In any meeting, the presence of holders of notes who hold an aggregate principal amount enough to take the measure for which the meeting was convened, will constitute a quorum. Any modifications or waivers to Scripture or to the notes shall be final and shall oblige all holders of notes, whether or not they have given their consent (unless required under the indenture) or were present at any meeting duly convened.

J) Other relevant features

Other relevant features are described above.

539 - Reference Form - 2015

18. Securities

II.a) Security: SUBORDINATED DEBT – US$ 1,600,000,000 – due on 1/16/2021

b) Quantity	c) Value (in US$)	d) Date of issue	d) Maturity	e) Restriction to movement	f) Convertibility
01 Global Note in the principal value of US$ 1.6 billion that can be fractionally in minimum denominations of US$ 100,000.00 and multiples of US$ 1,000.00 onwards	1,600,000,000 (1)	8/16/2010 and 01/13/2011 (2)	01/16/2021	The securities may only be purchased by qualified institutional investors.	Not convertible

(1) The value in question refers to: (i) Uptake in 8/16/2010 the amount of US$ 1,100,000,000.00 and (ii) Reopening on 1/13/2011 with funding in the amount of US$ 500,000,000.00; and

(2) Respectively the borrowings of US$ 1,100,000,000.00 and US$ 500,000,000.00.

G. I) Chance of redemption

The issuer will not be entitled to redeem all or part of the securities before its expiration date, except as provided below in "early redemption through Tax Event".

Early redemption through tax event

On any interest payment date, with the prior approval of the Central Bank and any other government authority (if applicable), the bonds can be redeemed after the occurrence of the Tax event (term as defined below). In the case of rescue after a Tax Event, the bonds will be redeemed by the buy-back price equal to 100% of the aggregate principal amount, plus accrued and unpaid interest, if any, to the date of such redemption, including any additional amounts.

In the case of a Tax Event, the issuer is obliged, before exercising its right of redemption, to deliver to the Trustee a written notice along with a certificate from the direction of Banco Bradesco S.A. and legal opinion of Brazilian lawyer, both in form satisfactory to the Trustee, confirming that you have the right to exercise such right of redemption.

"Tax Event" means the determination by the issuer that, immediately before sending the appropriate warning on applicable interest payment date, the issuer would be obliged, for reasons beyond its control, to pay additional amounts beyond the additional amounts which the issuer would be obligated to pay if the interest payments of the bonds were subject to withholding or deduction at a rate of (a) 15% in the case of any taxes applied in Brazil, (b) 25% in the case of taxes applied in Brazil about sums paid to residents of countries where income is exempt from taxes or subject to an income tax rate with 20% limit, or when the laws of such country or place imposes restrictions on disclosure (i) shareholder composition; or (ii) the investment property; or (iii) the beneficiary of the property income paid to non-resident persons, pursuant to the Law 9,779/99, (c) 0% in the case of any taxes applied in the Cayman Islands or (d) the tax rate in force in any other jurisdiction in which a payment agent is located on the date on which the issuer designates such payment agent and in each of these cases, the issuer cannot avoid such circumstance through reasonable measures.

G. II) formula for calculating the redemption value:

The payment of the principal of the notes, together with accrued and unpaid interest, will be effected on the date of payment to the person in whose name the notes are registered at the close of transactions, in the New York City time, on the 10th business day before that date of payment. The notes need not be delivered to the payment of principal, interest or other amounts to be received, except with respect to a rescue or the final payment of principal on the maturity date.

Characteristics of securities

H. I) Maturity, including the conditions of prepayment

Maturity: 1/16/2021.

Prepayment:

Prepayment events (Default)

•         the issuer does not make the payment of the principal on any of the notes or the maturity date, upon redemption or in any other way, except by virtue of a deferral of the principal;

•         the issuer does not make the payment of interest or any payment of additional amounts according to the terms of the notes and the registration except by virtue of a deferral of interest and this default persists for 15 days;

540 - Reference Form - 2015

18. Securities

•         a court or agency or supervisory authority in the Cayman Islands or in Brazil (1) initiate a process or approve a decision or declaratory judgment of bankruptcy under any bankruptcy, insolvency law, rehabilitation, readjustment of debt, mandatory reorganization of assets and liabilities or similar law, or the dissolution or liquidation of the issuer's business, or judging the issuer bankrupt or insolvent or (2) to approve a decision or order approving, as duly registered a petition pleading the reorganization of the issuer and its agreement with creditors pursuant to any applicable law, except for a permitted reorganization according to the Scripture, (3) to approve a decision or order appointing a custodian, administrator, liquidator, assignee, intervenor or other similar authority to the issuer or all or substantially all of its assets, and such processes, decision or order have not been canceled or remain at full effectiveness for 60 days, or (4) any event that occurs in accordance with the laws of Brazil or the Cayman Islands has an effect analogous to that of the events above; or

•         the transmitter comes with a request for self-bankruptcy, or process in accordance with any applicable law of bankruptcy, insolvency, reorganization, or other similar law, or any other action or proceeding to be declared bankrupt or insolvent, or the issuer consents, by way of reply or otherwise, with the delivery of a decision or declaratory judgment of bankruptcy in an action or involuntary process pursuant to any applicable law of bankruptcy, insolvency, reorganization, liquidation, or intervention, another similar act, or the commencement of any action or bankruptcy or insolvency proceedings against the issuer or its dissolution or any event that, in accordance with the laws of Brazil or the Cayman, Islands, has a similar effect to any of the above events.

If an event of default described in the third and fourth points above occur and persist, the principal of the notes and the interest due and not paid on all notes will become immediately due and payable without declaration or any act on the part of the trustee or of any holders of notes. However, the issuer will be required to make payments described in this paragraph only after being declared bankrupt or liquidation or otherwise dissolved, and such payments will be subject to subordination provisions specified in Scripture.

H. II) INTEREST

5.90% p.a.

H.III) Warranty and, if real, description of the asset object

No warranty.

H. IV) In the absence of any warranty, if the credit is chirographary or subordinate

Subordinated CDB:

H. V) Any restrictions imposed on the issuer in relation

•         on the distribution of dividends

None.

•         on the sale of certain assets

Merger, acquisition, Sale or Transfer

Without the consent of the holders of not less than 66 2/3% of the aggregate principal amount of the notes, open the transmitter won't make any consolidation or amalgamation with any other person or will divest or transfer, all or substantially all of its assets or assets or all or substantially all of your assets, your assets and liabilities (including the notes issued in accordance with the deed) to any other person unless thereafter:

•         the person consisting of such consolidation or with which the issuer made a merger, or the person who acquires all or substantially all the property and assets of the issuer or all or substantially all of the assets, the assets and liabilities of the issuer (including the notes issued according to Scripture) expressly assume the payment due and punctual of the principal and interest on all notes and compliance and compliance with all the obligations contained in Scripture and the notes that must be complied with and observed by the issuer;

•         immediately after the entry into force of such transaction, no event of default or event that, by means of warning, course of time or other conditions would become an event of default has occurred and persist, and no obligation or agreement specified in Scripture or in the notes have been significantly violated; and

•         the person consisting of such consolidation or with which the issuer made a merger, or the person who acquires all or substantially all of your assets and assets of the issuer or all or substantially all of the assets and the assets and liabilities of the issuer (including the notes issued under the Indenture) deliver to the Trustee a certificate of a Director and an opinion from counsel stating that the consolidation, merger, sale or transfer, and if additional Scripture is required in relation to the transaction, stating that such additional Scripture is according to Scripture and that all the conditions laid down in Scripture suspensive in relation to the transaction have been met.

541 - Reference Form - 2015

18. Securities

In addition, the above conditions shall apply only if the issuer wishes to do a merger or consolidation with another entity or sell its assets substantially as a whole to another entity. The sender does not need to meet these conditions if he enter into other types of transactions, including any transaction in which he acquired the stock or assets of another entity, any transaction that involves a change in the issuer's control, but in which there is no merger or consolidation, and any transaction in which the issuer selling less than substantially all of its assets.

•          on the hiring of new debt

None.

•         on the issue of new securities

None.

H.VI) The fiduciary agent, indicating the main terms of the contract

The Bank of New York Mellon is the Trustee under the indenture.

The indenture, document concluded between Bank and Trustee, governs various rights and obligations of the parties with respect to the issue of the securities, as: definitions of terms used, General and specific features of the securities, conditions and criteria for redemption and repurchase of papers, commitments made by the issuer, definition of events of default and instruments for your solution, the rights of holders of securities, amendments to the contract, satisfaction of terms and untying and tying securities, among others, with the most relevant terms contained in the deed of issue are described in the other items contained herein.

I) Conditions for modification of the rights secured by such securities

Modifications which do not require approval

The issuer and the trustee may once, without the prior consent of the holders of notes, modify the terms and conditions of the notes only to meet the requirements of the Central Bank to qualify as capital notes level 2 according to the CMN Resolution 3,444/07 and amendments thereof. The issuer will not be authorized to make any modification without the consent of the holders of notes if such modification affect in any way the interest rate of the notes, the cumulative nature of any interest payment due on arrears, the principal amount of the notes, open the classification of notes or the original date of maturity of the notes.

The trustee shall obtain the opinion of the issuer's Brazilian lawyer, describing the modifications to the terms and conditions of the notes required by the Central Bank to qualify as capital notes Level 2. When receiving such opinion of counsel, the issuer shall sign a deed and shall be ratified, a new form of note and any other document necessary to deploy the necessary modifications required by the Central Bank.

The issuer and the trustee also may, without the consent of the holders of notes, modify the Scripture for certain specific purposes, including, among other things, provide for the issuance of additional notes, fix flaws and ambiguities, inconsistencies or include any other provisions relating to issues or questions relating to Scripture, provided that such correction or added provision will not adversely affect the interests of holders of notes in any aspect relevant.

Modifications which require approval

In addition, the deed may be modified by the issuer and trustee with the consent of the holders of a majority of the aggregate principal amount of the outstanding notes. However, no modification can, without the consent of the holder of each note open affected by such modification:

•         change the due date of any payment of the principal or of any portion of interest on any note;

•         reduce the amount of principal or interest rate, or modify the method of calculating the amount of the principal or interest payable on any date;

•         change any place of payment in which the principal or interest on the notes shall be paid;

•         change the currency in which the principal or interest on the notes shall be paid;

•         impair the right of holders of notes to initiate an action to execute any payment by the due date or thereafter;

•         modify the provisions of subordination of Scripture adversely to holders of notes;

•         reduce the percentage of the principal amount of the notes outstanding holders whose consent is required for any modification of, or renunciation of observing any provision of Scripture or breach and its consequences; or

542 - Reference Form - 2015

18. Securities

•         modify the provisions summarized in this paragraph or the provisions of the indenture relating to waivers to breach passed, except for increasing any percentage or provide that other provisions of the indenture cannot be modified or waived without the consent of each holder of note affected by such modification.

After a modification described in the previous paragraph, the issuer is obliged to send through the fiduciary agent, a notice to shareholders describing briefly such modification. However, the fact of not send such notice to holders of notes, or any error in the notice, shall not affect the validity of the modification.

The trustee may at any time summon a meeting of the holders of notes. The issuer or the holders of at least 10% of the aggregate principal amount of the notes outstanding may convene a meeting if the issuer or such holders have written request to the trustee to convene such a meeting and the trustee has not sent such notice of summons within 20 days of receipt of the request. Meeting summons shall include the time and place of the Meeting and a general description of the measure it proposes to take in the Meeting, and shall be delivered not less than 30 days and not more than 60 days before the date of the Meeting, except that all notices of meetings re-summoned after the postponement must be given with not less than 10 days and not more than 60 days before the date of the Meeting. In any meeting, the presence of holders of notes who hold an aggregate principal amount enough to take the measure for which the meeting was convened, will constitute a quorum. Any modifications or waivers to Scripture or to the notes shall be final and shall oblige all holders of notes, whether or not they have given their consent (unless required under the indenture) or were present at any meeting duly convened.

J) Other relevant features

Other relevant features are described above.

III.a) Security Value: SUBORDINATED DEBT – US$ 1,100,000,000 – due on 3/01/2022

b) Quantity	c) Value (in US$)	d) Date of issue	d) Maturity	e) Restriction to movement	f) Convertibility
01 Global Note in the principal value of US$ 1.1 million that can be fractionally in minimum denominations of US$ 200, 000.00 and multiples of US$ 1,000.00 onwards	1,100,000.00	3/1/2012	3/1/2022	The securities may only be purchased by qualified institutional investors.	Not convertible

G. I) Chance of redemption

The issuer will not be entitled to redeem all or part of the securities before its expiration date, except as provided below in "early redemption through Tax Event".

Early redemption through tax event

On any interest payment date, with the prior approval of the Central Bank and any other government authority (if applicable), the bonds can be redeemed after the occurrence of the Tax event (term as defined below). In the case of rescue after a Tax Event, the bonds will be redeemed by the buy-back price equal to 100% of the aggregate principal amount, plus accrued and unpaid interest, if any, to the date of such redemption, including any additional amounts.

In the case of a Tax Event, the issuer is obliged, before exercising its right of redemption, to deliver to the Trustee a written notice along with a certificate from the direction of Banco Bradesco S.A. and legal opinion of Brazilian lawyer, both in form satisfactory to the Trustee, confirming that you have the right to exercise such right of redemption.

"Tax Event" means the determination by the issuer that, immediately before sending the appropriate warning on applicable interest payment date, the issuer would be obliged, for reasons beyond its control, to pay additional amounts beyond the additional amounts which the issuer would be obligated to pay if the interest payments of the bonds were subject to withholding or deduction at a rate of (a) 15% in the case of any taxes applied in Brazil, (b) 25% in the case of taxes applied in Brazil about sums paid to residents of countries where income is exempt from taxes or subject to an income tax rate with 20% limit, or when the laws of such country or place imposes restrictions on disclosure (i) shareholder composition; or (ii) the investment property; or (iii) the beneficiary of the property income paid to non-resident persons, pursuant to the Law 9,779/99, (c) 0% in the case of any taxes applied in the Cayman Islands or (d) the tax rate in force in any other jurisdiction in which a payment agent is located on the date on which the issuer designates such payment agent and in each of these cases, the issuer cannot avoid such circumstance through reasonable measures.

543 - Reference Form - 2015

18. Securities

G. II) formula for calculating the redemption value:

The payment of the principal of the notes, together with accrued and unpaid interest, will be effected on the date of payment to the person in whose name the notes are registered at the close of transactions, in the New York City time, on the 10th business day before that date of payment. The notes need not be delivered to the payment of principal, interest or other amounts to be received, except with respect to a rescue or the final payment of principal on the maturity date.

Characteristics of securities

H. I) Maturity, including the conditions of prepayment

Maturity: 3/01/2022.

Prepayment:

Prepayment events (Default)

•         the issuer does not make the payment of the principal on any of the notes or the maturity date, upon redemption or in any other way, except by virtue of a deferral of the principal;

•         the issuer does not make the payment of interest or any payment of additional amounts according to the terms of the notes and the registration except by virtue of a deferral of interest and this default persists for 15 days;

•         a court or agency or supervisory authority in the Cayman Islands or in Brazil (1) initiate a process or approve a decision or declaratory judgment of bankruptcy under any bankruptcy, insolvency law, rehabilitation, readjustment of debt, mandatory reorganization of assets and liabilities or similar law, or the dissolution or liquidation of the issuer's business, or judging the issuer bankrupt or insolvent or (2) to approve a decision or order approving, as duly registered a petition pleading the reorganization of the issuer and its agreement with creditors pursuant to any applicable law, except for a permitted reorganization according to the Scripture, (3) to approve a decision or order appointing a custodian, administrator, liquidator, assignee, intervenor or other similar authority to the issuer or all or substantially all of its assets, and such processes, decision or order have not been canceled or remain at full effectiveness for 60 days, or (4) any event that occurs in accordance with the laws of Brazil or the Cayman Islands has an effect analogous to that of the events above; or

•         the transmitter comes with a request for self-bankruptcy, or process in accordance with any applicable law of bankruptcy, insolvency, reorganization, or other similar law, or any other action or proceeding to be declared bankrupt or insolvent, or the issuer consents, by way of reply or otherwise, with the delivery of a decision or declaratory judgment of bankruptcy in an action or involuntary process pursuant to any applicable law of bankruptcy, insolvency, reorganization, liquidation, or intervention, another similar act, or the commencement of any action or bankruptcy or insolvency proceedings against the issuer or its dissolution or any event that, in accordance with the laws of Brazil or the Cayman Islands, has a similar effect to any of the above events.

If an event of default described in the third and fourth points above occur and persist, the principal of the notes and the interest due and not paid on all notes will become immediately due and payable without declaration or any act on the part of the trustee or of any holders of notes. However, the issuer will be required to make payments described in this paragraph only after being declared bankrupt or liquidation or otherwise dissolved, and such payments will be subject to subordination provisions specified in Scripture.

H. II) Interest

5.75% p.a.

H.III) Warranty and, if real, description of the asset object

No warranty.

H. IV) In the absence of any warranty, if the credit is chirographary or subordinate

Subordinated CDB:

H. V) Any restrictions imposed on the issuer in relation

•         on the distribution of dividends

None.

•         on the sale of certain assets

544 - Reference Form - 2015

18. Securities

Merger, acquisition, Sale or Transfer

Without the consent of the holders of not less than 66 2/3% of the aggregate principal amount of the notes, open the transmitter won't make any consolidation or amalgamation with any other person or will divest or transfer, all or substantially all of its assets or assets or all or substantially all of your assets, your assets and liabilities (including the notes issued in accordance with the deed) to any other person unless thereafter:

•         the person consisting of such consolidation or with which the issuer made a merger, or the person who acquires all or substantially all the property and assets of the issuer or all or substantially all of the assets, the assets and liabilities of the issuer (including the notes issued according to Scripture) expressly assume the payment due and punctual of the principal and interest on all notes and compliance and compliance with all the obligations contained in Scripture and the notes that must be complied with and observed by the issuer;

•         immediately after the entry into force of such transaction, no event of default or event that, by means of warning, course of time or other conditions would become an event of default has occurred and persist, and no obligation or agreement specified in Scripture or in the notes have been significantly violated; and

•         the person consisting of such consolidation or with which the issuer made a merger, or the person who acquires all or substantially all of your assets and assets of the issuer or all or substantially all of the assets and the assets and liabilities of the issuer (including the notes issued under the Indenture) deliver to the Trustee a certificate of a Director and an opinion from counsel stating that the consolidation, merger, sale or transfer, and if additional Scripture is required in relation to the transaction, stating that such additional Scripture is according to Scripture and that all the conditions laid down in Scripture suspensive in relation to the transaction have been met.

In addition, the above conditions shall apply only if the issuer wishes to do a merger or consolidation with another entity or sell its assets substantially as a whole to another entity. The sender does not need to meet these conditions if he enter into other types of transactions, including any transaction in which he acquired the stock or assets of another entity, any transaction that involves a change in the issuer's control, but in which there is no merger or consolidation, and any transaction in which the issuer selling less than substantially all of its assets.

•         on the hiring of new debt

None.

•         on the issue of new securities

None.

 H.VI) The fiduciary agent, indicating the main terms of the contract

The Bank of New York Mellon is the Trustee under the indenture.

The indenture, document concluded between Bank and Trustee, governs various rights and obligations of the parties with respect to the issue of the securities, as: definitions of terms used, General and specific features of the securities, conditions and criteria for redemption and repurchase of papers, commitments made by the issuer, definition of events of default and instruments for your solution, the rights of holders of securities, amendments to the contract, satisfaction of terms and untying and tying securities, among others, with the most relevant terms contained in the deed of issue are described in the other items contained herein.

I) Conditions for modification of the rights secured by such securities

Modifications which do not require approval

The issuer and the trustee may once, without the prior consent of the holders of notes, modify the terms and conditions of the notes only to meet the requirements of the Central Bank to qualify as capital notes level 2 according to Resolution 3,444/07 of CMN, and subsequent amendments. The issuer will not be authorized to make any modification without the consent of the holders of notes if such modification affect in any way the interest rate of the notes, the cumulative nature of any interest payment due on arrears, the principal amount of the notes, open the classification of notes or the original date of maturity of the notes.

The trustee shall obtain the opinion of the issuer's Brazilian lawyer, describing the modifications to the terms and conditions of the notes required by the Central Bank to qualify as capital notes Level 2. When receiving such opinion of counsel, the issuer shall sign a deed and shall be ratified, a new form of note and any other document necessary to deploy the necessary modifications required by the Central Bank.

545 - Reference Form - 2015

18. Securities

The issuer and the trustee also may, without the consent of the holders of notes, modify the Scripture for certain specific purposes, including, among other things, provide for the issuance of additional notes, fix flaws and ambiguities, inconsistencies or include any other provisions relating to issues or questions relating to Scripture, provided that such correction or added provision will not adversely affect the interests of holders of notes in any aspect relevant.

Modifications which require approval

In addition, the deed may be modified by the issuer and trustee with the consent of the holders of a majority of the aggregate principal amount of the outstanding notes. However, no modification can, without the consent of the holder of each note open affected by such modification:

•         change the due date of any payment of the principal or of any portion of interest on any note;

•         reduce the amount of principal or interest rate, or modify the method of calculating the amount of the principal or interest payable on any date;

•         change any place of payment in which the principal or interest on the notes shall be paid;

•         change the currency in which the principal or interest on the notes shall be paid;

•         impair the right of holders of notes to initiate an action to execute any payment by the due date or thereafter;

•         modify the provisions of subordination of Scripture adversely to holders of notes;

•         reduce the percentage of the principal amount of the notes outstanding holders whose consent is required for any modification of, or renunciation of observing any provision of Scripture or breach and its consequences; or

•         modify the provisions summarized in this paragraph or the provisions of the indenture relating to waivers to breach passed, except for increasing any percentage or provide that other provisions of the indenture cannot be modified or waived without the consent of each holder of note affected by such modification.

After a modification described in the previous paragraph, the issuer is obliged to send through the fiduciary agent, a notice to shareholders describing briefly such modification. However, the fact of not send such notice to holders of notes, or any error in the notice, shall not affect the validity of the modification.

The trustee may at any time summon a meeting of the holders of notes. The issuer or the holders of at least 10% of the aggregate principal amount of the notes outstanding may convene a meeting if the issuer or such holders have written request to the trustee to convene such a meeting and the trustee has not sent such notice of summons within 20 days of receipt of the request. Meeting summons shall include the time and place of the Meeting and a general description of the measure it proposes to take in the Meeting, and shall be delivered not less than 30 days and not more than 60 days before the date of the Meeting, except that all notices of meetings re-summoned after the postponement must be given with not less than 10 days and not more than 60 days before the date of the Meeting. In any meeting, the presence of holders of notes who hold an aggregate principal amount enough to take the measure for which the meeting was convened, will constitute a quorum. Any modifications or waivers to Scripture or to the notes shall be final and shall oblige all holders of notes, whether or not they have given their consent (unless required under the indenture) or were present at any meeting duly convened.

J) Other relevant features

Other relevant features are described above.

IV.a) Security Value: GLOBAL MEDIUM - TERM NOTE - 51 Series

b) Quantity	c) Value (in US$)	d) Date of issue	d) Maturity	e) Restriction to movement	f) Convertibility
01 Global Note in the principal value of US$ 750 million that can be fractionally in minimum denominations of US$ 100, 000.00 and multiples of US$ 1,000.00 onwards	750,000,000.00	3/23/2010	3/23/2015	The securities may only be purchased by qualified institutional investors.	Not convertible

G. I) Chance of redemption

Early redemption for taxation reasons

If, in relation to any series of Notes, as a result of any change or amendment in laws (or in regulations or decrees promulgated under such laws) of Brazil, or when the issuer is the Bradesco Agency Grand Cayman, the laws of Cayman, Islands, or when the issuer is New York Agency, Bradesco of the laws of the United States of America or the State of New York, or any political subdivision or taxing authority on or Brazil or, as the case may be, on islands or Cayman, of the United States of America or the State of New York that affect taxation, or any change in the official position concerning the application or interpretation of such laws, regulations or decrees (including a decision by competent judgment), alteration or amendment which enters into force on the date of issuance of such Notes, or after such date, or on any other date specified in the Final Terms of the notes, the issuer has been or becomes obligated to pay additional amounts beyond the additional amounts which the issuer would be obligated to pay if the interest payments pursuant to the Notes were subject to withholding or deduction at a rate of 15 percent as a result of taxes, tariffs and taxes and other governmental charges ("Minimum Level of Retention"), the issuer may (subject to the prior approval of the Central Bank), at its option, and having sent notice in advance of no less than 45 days and not more than seventy-five days (that ends, in the case of paid floating rate Notes, in a day that interest should be paid) to holders of notes (warning this will be irrevocable), redeem all (but not only) the open Notes which compose the relevant Series, the early redemption amount (Tribute), together with accrued interest (if any) about the same, except, however, that no such notice of redemption may be given before 90 days (or, in the case of paid floating rate Notes, a number of days that is equal to the total number of days that occur within the period of interest then in force applicable more banknotes 75 days) before the first date on which the issuer would be obligated to pay such additional amounts if a payment in relation to the notes were won on occasion the issuer will not have the right to redeem the notes case becomes obligated to pay additional amounts that are less than the additional amounts payable to the Minimum Level Of Retention. Notwithstanding the foregoing, the issuer will not have the right to redeem the notes, unless you have taken reasonable steps to avoid the obligation to pay the additional amounts. If you choose to redeem the notes, the issuer shall deliver to the Trustee a certificate signed by an authorized officer stating that the issuer is authorized to redeem the notes in accordance with their terms, and the opinion of an independent lawyer known reputation, stating that the issuer was required or will become obliged to pay an additional amount in addition to the additional amounts that must be paid to the minimum level of retention.

546 - Reference Form - 2015

18. Securities

G. II) formula for calculating the redemption value:

The payment of the principal of the notes, together with accrued and unpaid interest, will be effected on the date of payment to the respective holders of the notes.

Characteristics of securities

H. I) Maturity, including the conditions of prepayment:

Maturity: 3/23/2015

Prepayment events (Default):

(i)    the issuer fail to pay any amount of principal in respect of Notes within two working days of the due date of the payment of such an amount, or fail to pay any amount of interest pertaining to Notes within five working days of the due date of the payment of such interest; or

(ii)   (a) any debt of the Issuer or any Subsidiary is not paid as it accrues or (as the case may be) within the grace period originally applicable; (b) any such Debt become (or may be declared) won and chargeable before your due date specified, in any other way except the option of the issuer or (as the case may be) of the relevant Subsidiary or (since no event of default described has occurred) of any person entitled to such Debt; or (c) the issuer or any Subsidiary fail to pay when due any amount payable by him under the terms of any Guarantee of any debt; Since the amount of the debt referred to in subparagraph (a) or subparagraph (b) above and/or the amount payable pursuant to any warranty mentioned in subparagraph (c) above, individually or in the aggregate, exceed US$ 25,000,000 (or its equivalent in any other currency or currencies); or

(iii)  the issuer fail to duly perform or observe any other obligation or agreement relevant in relation to the notes of the relevant Series, or any of such covenants or agreements contained in the Trust Deed, the payment agent contract or in the notes, and such noncompliance persists for a period of 30 days after they have occurred; or

(iv)  any representations or warranties with contract issuer Dealer or in the contract of Subscription or in any other formal document in relation to the Contract of Dealer or the Subscription Agreement or the issuing of notes of the relevant Series or any series is incorrect, incomplete or misleading in any respect relevant when were made; or

(v)   the transmitter (a) is dissolved, (b) suspend the payment of its debts or not honor or are unable to honor their debts when due, (c) enter, to the extent permitted by applicable law, with a request for self-bankruptcy, proceedings or any other action to get any debt relief under any law affecting creditors rights and that is similar to a law of bankruptcy or (d) consent by way of reply or otherwise, it against him started a petition for bankruptcy or any other spontaneous action or process; or

547 - Reference Form - 2015

18. Securities

(vi)  any governmental authorization necessary to fulfill any obligation of the Issuer under the Indenture Trustee, the payment agent contract or Series notes relevant, or of any of these is not signed or does not enter into full force and effect or not remain valid and subsisting; or

(vii)  is or will be illegal for the transmitter perform or observe any one or more of its obligations under any of the relevant series of Notes, or any of them; or

(viii)  Banco Bradesco S.A., together with its consolidated subsidiaries, fails to perform all or a substantial part of its business, or are on the verge of doing so, except in the case of such subsidiaries, for the purposes of, and followed by a reconstruction, merger, reorganization, merger or consolidation; or

(ix)  the issuer or any Material Subsidiary is (or is, or might be considered by law or by a court) insolvent or bankrupt or unable to pay their debts or stop, suspend or are on the verge of stopping or suspending the payment of all or a significant part (or of a certain type) of your debts, or an intervenor is designated to the issuer, or the Central Bank of Brazil declares extrajudicial liquidation of the issuer pursuant to Brazilian Law No. 6,024/74, and subsequent amendments, or any subsequent devices of such law; or

(x)   any event that occurs in accordance with the laws of Brazil, or, where the issuer is the Bradesco Agency Grand Cayman, the laws of the Cayman Islands, has an effect analogous to that of the events referred to in paragraph (v) above.

H. II) Interest:

4.1% p.a.

H.III) Warranty and, if real, description of the asset object

No warranty.

H. IV) In the absence of any warranty, if the credit is chirographary or subordinate

Chirographary credit.

H. V) Any restrictions imposed on the issuer in relation

•         on the distribution of dividends

None.

•         on the sale of certain assets

The issuer shall not, without the consent in writing of the holders of two-thirds of the notes outstanding, do a consolidation or merger with any other company or dispose of or transfer, in a transaction or series of transactions, all or substantially all of its assets or assets to any other person unless:

(i)    the society formed by such a consolidation, or with which the issuer made a merger, or a person who acquires for sale or transfer all or substantially all of the assets or assets of the Issuer ("Successor Corporation") are obliged to assume the payment due and punctual of the principal and interest on all notes and all other obligations of the Issuer under the Indenture Trustee the payment agent contract and notes;

(ii)   immediately after the entry into force of such transaction, no event of default of any Note occurred and persist;

(iii)  after any public announcement of any consolidation, merger, sale or transfer, but anyway before the completion of such a consolidation, merger, sale or transfer, the sender has delivered to the Trustee (a) a certificate signed by two Executive Directors of the issuer, stating that such a consolidation, merger, sale or transfer is in accordance with this condition and that all the suspensive conditions hereof in respect of such transaction (except the suspensive condition laid down in (ii) (above) are met and (b) an opinion of counsel independent of known reputation on the relevant legal issues; and

(iv)  the Successor Society should agree expressly in (a) indemnify each holder of a Note or Coupon for any tax, taxation or governmental charge subsequently applied to such copyright owner solely as a result of such consolidation, merger, sale or transfer in relation to the payment of the principal of the notes or (if the notes are paid) interest on the notes, and (b) pay any additional amounts as are necessary to ensure that the net amounts received by the holders of notes (and coupons If there is one), after any retention or deduction of any such tax, taxation or other governmental charge, are equal to the respective amounts of principal and (if the notes are paid) in interest that would have been received in relation to the notes (and coupons, if any) if there had been such a consolidation, merger, sale or transfer.

No Successor Company shall have the right to redeem the notes unless the issuer had the right to redeem the notes under similar circumstances.

548 - Reference Form - 2015

18. Securities

When the consolidation, merger, sale or transfer in accordance with this condition, the Successor Society should succeed the transmitter and replace it and may exercise every right and power of the Issuer under the Notes, with the same effect as it would have if the Company had been designated as Successor issuer of Notes herein.

549 - Reference Form - 2015

18. Securities

•         on the hiring of new debt

The sender agrees that if any Note or Coupon remain outstanding (as defined in the Trust Deed), it does not create or allow any remaining warranty and will not allow any Relevant Subsidiary create or allow any remaining warranty on all or any part of its assets, current or future, to ensure (i) any of its External Public Debt; (ii) any warranties concerning Public External Debt; or (iii) Public foreign debts or any warranties relating to Public foreign debts of any other person without, in any case, at the same time or before that, ensure the notes equally and proportionally to the satisfaction of the Trustee or grant other collateral for the notes as must be approved by Special Resolution of the Holders of most of the principal of the outstanding notes. Nothing here will prevent or prohibit the issuer expressly granting sureties without warranty or guarantees of any kind, including contractual guarantees at the request of or on behalf of their clients in favor of third parties as part of the normal course of business of the issuer.

•         on the issue of new securities

None.

H.VI) The fiduciary agent, indicating the main terms of the contract

The Bank of New York Mellon is the Trustee under the indenture.

The indenture, document concluded between Bank and Trustee, governs various rights and obligations of the parties with respect to the issue of the securities, as: definitions of terms used, General and specific features of the securities, conditions and criteria for redemption and repurchase of papers, commitments made by the issuer, definition of events of default and instruments for your solution, the rights of holders of securities, amendments to the contract, satisfaction of terms and untying and tying securities, among others. The services provided by the Trustee consist in issuing documents review, establishment of operational and administrative procedures of the accounts of securities holders; establishment of a deposit account regarding the issue; call for the closure of accounts; monitoring the fulfillment of the Trust Deed; receiving and distribution of remittances and payments of securities holders.

I) Conditions for modification of the rights secured by such securities

Meetings of holders of securities, modification, waiver and Substitution

The Trust Deed contains provisions (which shall be effective as if embedded here) that establish the convocation of meetings of holders of Notes of any series to discuss any matter affecting their interests, including (without limitation constitutes) the modification of the terms and conditions of the notes or the indenture Trustee. An Extraordinary Resolution passed at any meeting of holders of Notes of any series will force all holders of such notes Series, whether or not they are present in the General Shareholders’ Meeting, and all holders of Coupons related to Notes in such Series.

The Trustee may agree, without the consent of the holders of Notes or coupons (if any) of any series, with any modification (subject to certain exceptions) to, or waiver of or authorization of any breach or violation of any terms or conditions proposed banknotes or of any of the provisions of the Trust Deed which, according to the opinion of the Trustee, are not substantially detrimental to the interests of the holders of such Notes or coupons, or any modification of formal nature, minor or technical or that is made to correct a manifest error. The Trustee may also determine that any event that would constitute, or that otherwise would constitute an event of default shall not constitute such an event of default, since, in the opinion of the Trustee, such an event is not significantly harm the interests of holders of Notes or coupons, if any, of the relevant Series. Any such modification, waiver, release or determination will require holders of Notes and coupons (if any) of the relevant Series (unless otherwise agreed by the Trustee) any such modification must be informed holders as soon as possible.

J) Other relevant features

All relevant features are described above.

V.a) Security Value: GLOBAL MEDIUM - TERM NOTE - 53 Series

b) Quantity	c) Value (in US$)	d) Date of issue	d) Maturity	e) Restriction to movement	f) Convertibility
01 Global Note in the principal value of US$ 500 million that can be fractionally in minimum denominations of US$ 200, 000.00 and multiples of US$ 1,000.00 onwards	500,000,000.00	5/16/2011	5/16/2016	The securities may only be purchased by qualified institutional investors.	Not convertible

550 - Reference Form - 2015

18. Securities

 G. I) CHANCE OF REDEMPTION

Early redemption for taxation reasons

If, in relation to any series of Notes, as a result of any change or amendment in laws (or in regulations or decrees promulgated under such laws) of Brazil, or when the issuer is the Bradesco Agency Grand Cayman, the laws of Cayman, Islands, or when the issuer is New York Agency, Bradesco of the laws of the United States of America or the State of New York, or any political subdivision or taxing authority on or Brazil or, as the case may be, on islands or Cayman, of the United States of America or the State of New York that affect taxation, or any change in the official position concerning the application or interpretation of such laws, regulations or decrees (including a decision by competent judgment), alteration or amendment which enters into force on the date of issuance of such Notes, or after such date, or on any other date specified in the Final Terms of the notes, the issuer has been or becomes obligated to pay additional amounts beyond the additional amounts which the issuer would be obligated to pay if the interest payments pursuant to the Notes were subject to withholding or deduction at a rate of 15 percent as a result of taxes, tariffs and taxes and other governmental charges ("Minimum Level of Retention"), the issuer may (subject to the prior approval of the Central Bank), at its option, and having sent notice in advance of no less than 45 days and not more than seventy-five days (that ends, in the case of paid floating rate Notes, in a day that interest should be paid) to holders of notes (warning this will be irrevocable), redeem all (but not only) the open Notes which compose the relevant Series, the early redemption amount (Tribute), together with accrued interest (if any) about the same, except, however, that no such notice of redemption may be given before 90 days (or, in the case of paid floating rate Notes, a number of days that is equal to the total number of days that occur within the period of interest then in force applicable more banknotes 75 days) before the first date on which the issuer would be obligated to pay such additional amounts if a payment in relation to the notes were won on occasion the issuer will not have the right to redeem the notes case becomes obligated to pay additional amounts that are less than the additional amounts payable to the Minimum Level Of Retention. Notwithstanding the foregoing, the issuer will not have the right to redeem the notes, unless you have taken reasonable steps to avoid the obligation to pay the additional amounts. If you choose to redeem the notes, the issuer shall deliver to the Trustee a certificate signed by an authorized officer stating that the issuer is authorized to redeem the notes in accordance with their terms, and the opinion of an independent lawyer known reputation, stating that the issuer was required or will become obliged to pay an additional amount in addition to the additional amounts that must be paid to the minimum level of retention.

G. II) formula for calculating the redemption value:

The payment of the principal of the notes, together with accrued and unpaid interest, will be effected on the date of payment to the respective holders of the notes.

Characteristics of securities

H. I) Maturity, including the conditions of prepayment:

Maturity: 5/16/2016

Prepayment events (Default):

(i)    the issuer fail to pay any amount of principal in respect of Notes within two working days of the due date of the payment of such an amount, or fail to pay any amount of interest pertaining to Notes within five working days of the due date of the payment of such interest; or

(ii)   (a) any debt of the Issuer or any Subsidiary is not paid as it accrues or (as the case may be) within the grace period originally applicable; (b) any such Debt become (or may be declared) won and chargeable before your due date specified, in any other way except the option of the issuer or (as the case may be) of the relevant Subsidiary or (since no event of default described has occurred) of any person entitled to such Debt; or (c) the issuer or any Subsidiary fail to pay when due any amount payable by him under the terms of any Guarantee of any debt; Since the amount of the debt referred to in subparagraph (a) or subparagraph (b) above and/or the amount payable pursuant to any warranty mentioned in subparagraph (c) above, individually or in the aggregate, exceed US$ 25,000,000 (or its equivalent in any other currency or currencies); or

(iii)  the issuer fail to duly perform or observe any other obligation or agreement relevant in relation to the notes of the relevant Series, or any of such covenants or agreements contained in the Trust Deed, the payment agent contract or in the notes, and such noncompliance persists for a period of 30 days after they have occurred; or

(iv)  any representations or warranties with contract issuer Dealer or in the contract of Subscription or in any other formal document in relation to the Contract of Dealer or the Subscription Agreement or the issuing of notes of the relevant Series or any series is incorrect, incomplete or misleading in any respect relevant when were made; or

551 - Reference Form - 2015

18. Securities

(v)   the transmitter (a) is dissolved, (b) suspend the payment of its debts or not honor or are unable to honor their debts when due, (c) enter, to the extent permitted by applicable law, with a request for self-bankruptcy, proceedings or any other action to get any debt relief under any law affecting creditors rights and that is similar to a law of bankruptcy or (d) consent by way of reply or otherwise, it against him started a petition for bankruptcy or any other spontaneous action or process; or

(vi)  any governmental authorization necessary to fulfill any obligation of the Issuer under the Indenture Trustee, the payment agent contract or Series notes relevant, or of any of these is not signed or does not enter into full force and effect or not remain valid and subsisting; or

(vii)  is or will be illegal for the transmitter perform or observe any one or more of its obligations under any of the relevant series of Notes, or any of them; or

(viii)  Banco Bradesco S.A., together with its consolidated subsidiaries, fails to perform all or a substantial part of its business, or are on the verge of doing so, except in the case of such subsidiaries, for the purposes of, and followed by a reconstruction, merger, reorganization, merger or consolidation; or

(ix)  the issuer or any Material Subsidiary is (or is, or might be considered by law or by a court) insolvent or bankrupt or unable to pay their debts or stop, suspend or are on the verge of stopping or suspending the payment of all or a significant part (or of a certain type) of your debts, or an intervenor is designated to the issuer, or the Central Bank of Brazil declares extrajudicial liquidation of the issuer pursuant to Brazilian Law 6,024/74, and subsequent amendments or any subsequent legal devices; or

(x)   any event that occurs in accordance with the laws of Brazil, or, where the issuer is the Bradesco Agency Grand Cayman, the laws of the Cayman Islands, has an effect analogous to that of the events referred to in paragraph (v) above.

H. II) Interest:

4.125% p.a.

H.III) Warranty and, if real, description of the asset object

No warranty.

H. IV) In the absence of any warranty, if the credit is chirographary or subordinate

Chirographary credit.

H. V) Any restrictions imposed on the issuer in relation

•         on the distribution of dividends

None.

•         on the sale of certain assets

The issuer shall not, without the consent in writing of the holders of two-thirds of the notes outstanding, do a consolidation or merger with any other company or dispose of or transfer, in a transaction or series of transactions, all or substantially all of its assets or assets to any other person unless:

(i)    the society formed by such a consolidation, or with which the issuer made a merger, or a person who acquires for sale or transfer all or substantially all of the assets or assets of the Issuer ("Successor Corporation") are obliged to assume the payment due and punctual of the principal and interest on all notes and all other obligations of the Issuer under the Indenture Trustee the payment agent contract and notes;

(ii)   immediately after the entry into force of such transaction, no event of default of any Note occurred and persist;

(iii)  after any public announcement of any consolidation, merger, sale or transfer, but anyway before the completion of such a consolidation, merger, sale or transfer, the sender has delivered to the Trustee (a) a certificate signed by two Executive Directors of the issuer, stating that such a consolidation, merger, sale or transfer is in accordance with this condition and that all the suspensive conditions hereof in respect of such transaction (except the suspensive condition laid down in (ii) (above) are met and (b) an opinion of counsel independent of known reputation on the relevant legal issues; and

(iv)  the Successor Society should agree expressly in (a) indemnify each holder of a Note or Coupon for any tax, taxation or governmental charge subsequently applied to such copyright owner solely as a result of such consolidation, merger, sale or transfer in relation to the payment of the principal of the notes or (if the notes are paid) interest on the notes, and (b) pay any additional amounts as are necessary to ensure that the net amounts received by the holders of notes (and coupons If there is one), after any retention or deduction of any such tax, taxation or other governmental charge, are equal to the respective amounts of principal and (if the notes are paid) in interest that would have been received in relation to the notes (and coupons, if any) if there had been such a consolidation, merger, sale or transfer.

552 - Reference Form - 2015

18. Securities

No Successor Company shall have the right to redeem the notes unless the issuer had the right to redeem the notes under similar circumstances.

When the consolidation, merger, sale or transfer in accordance with this condition, the Successor Society should succeed the transmitter and replace it and may exercise every right and power of the Issuer under the Notes, with the same effect as it would have if the Company had been designated as Successor issuer of Notes herein.

•         on the hiring of new debt

The sender agrees that if any Note or Coupon remain outstanding (as defined in the Trust Deed), it does not create or allow any remaining warranty and will not allow any Relevant Subsidiary create or allow any remaining warranty on all or any part of its assets, current or future, to ensure (i) any of its External Public Debt; (ii) any warranties concerning Public External Debt; or (iii) Public foreign debts or any warranties relating to Public foreign debts of any other person without, in any case, at the same time or before that, ensure the notes equally and proportionally to the satisfaction of the Trustee or grant other collateral for the notes as must be approved by Special Resolution of the Holders of most of the principal of the outstanding notes. Nothing here will prevent or prohibit the issuer expressly granting sureties without warranty or guarantees of any kind, including contractual guarantees at the request of or on behalf of their clients in favor of third parties as part of the normal course of business of the issuer.

•         on the issue of new securities

None.

H.VI) The fiduciary agent, indicating the main terms of the contract

The Bank of New York Mellon is the Trustee under the indenture.

The indenture, document concluded between Bank and Trustee, governs various rights and obligations of the parties with respect to the issue of the securities, as: definitions of terms used, General and specific features of the securities, conditions and criteria for redemption and repurchase of papers, commitments made by the issuer, definition of events of default and instruments for your solution, the rights of holders of securities, amendments to the contract, satisfaction of terms and untying and tying securities, among others. The services provided by the Trustee consist in issuing documents review, establishment of operational and administrative procedures of the accounts of securities holders; establishment of a deposit account regarding the issue; call for the closure of accounts; monitoring the fulfillment of the Trust Deed; receiving and distribution of remittances and payments of securities holders.

I) Conditions for modification of the rights secured by such securities

Meetings of holders of securities, modification, waiver and Substitution

The Trust Deed contains provisions (which shall be effective as if embedded here) that establish the convocation of meetings of holders of Notes of any series to discuss any matter affecting their interests, including (without limitation constitutes) the modification of the terms and conditions of the notes or the indenture Trustee. An Extraordinary Resolution passed at any meeting of holders of Notes of any series will force all holders of such notes Series, whether or not they are present in the General Shareholders’ Meeting, and all holders of Coupons related to Notes in such Series.

The Trustee may agree, without the consent of the holders of Notes or coupons (if any) of any series, with any modification (subject to certain exceptions) to, or waiver of or authorization of any breach or violation of any terms or conditions proposed banknotes or of any of the provisions of the Trust Deed which, according to the opinion of the Trustee, are not substantially detrimental to the interests of the holders of such Notes or coupons, or any modification of formal nature, minor or technical or that is made to correct a manifest error. The Trustee may also determine that any event that would constitute, or that otherwise would constitute an event of default shall not constitute such an event of default, since, in the opinion of the Trustee, such an event is not significantly harm the interests of holders of Notes or coupons, if any, of the relevant Series. Any such modification, waiver, release or determination will require holders of Notes and coupons (if any) of the relevant Series (unless otherwise agreed by the Trustee) any such modification must be informed holders as soon as possible.

J) Other relevant features

All relevant features are described above.

553 - Reference Form - 2015

18. Securities

VI.a) Security Value: GLOBAL MEDIUM - TERM NOTE - 59 Series

b) Quantity	c) Value (in US$)	d) Date of issue	d) Maturity	e) Restriction to movement	f) Convertibility
01 Global Note in the principal value of US$ 800 million that can be fractionally in minimum denominations of US$ 200.000,00 and multiples of US$ 1,000.00 onwards	USD 800,000,000	1/12/2012	1/12/2017	The securities may only be purchased by qualified institutional investors.	Not convertible

G. I) Chance of redemption

Early redemption for taxation reasons

If, in relation to any series of Notes, as a result of any change or amendment in laws (or in regulations or decrees promulgated under such laws) of Brazil, or when the issuer is the Bradesco Agency Grand Cayman, the laws of Cayman, Islands, or when the issuer is New York Agency, Bradesco of the laws of the United States of America or the State of New York, or any political subdivision or taxing authority on or Brazil or, as the case may be, on islands or Cayman, of the United States of America or the State of New York that affect taxation, or any change in the official position concerning the application or interpretation of such laws, regulations or decrees (including a decision by competent judgment), alteration or amendment which enters into force on the date of issuance of such Notes, or after such date, or on any other date specified in the Final Terms of the notes, the issuer has been or becomes obligated to pay additional amounts beyond the additional amounts which the issuer would be obligated to pay if the interest payments pursuant to the Notes were subject to withholding or deduction at a rate of 15 percent as a result of taxes, tariffs and taxes and other governmental charges ("Minimum Level of Retention"), the issuer may (subject to the prior approval of the Central Bank), at its option, and having sent notice in advance of no less than 45 days and not more than seventy-five days (that ends, in the case of paid floating rate Notes, in a day that interest should be paid) to holders of notes (warning this will be irrevocable), redeem all (but not only) the open Notes which compose the relevant Series, the early redemption amount (Tribute), together with accrued interest (if any) about the same, except, however, that no such notice of redemption may be given before 90 days (or, in the case of paid floating rate Notes, a number of days that is equal to the total number of days that occur within the period of interest then in force applicable more banknotes 75 days) before the first date on which the issuer would be obligated to pay such additional amounts if a payment in relation to the notes were won on occasion the issuer will not have the right to redeem the notes case becomes obligated to pay additional amounts that are less than the additional amounts payable to the Minimum Level Of Retention. Notwithstanding the foregoing, the issuer will not have the right to redeem the notes, unless you have taken reasonable steps to avoid the obligation to pay the additional amounts. If you choose to redeem the notes, the issuer shall deliver to the Trustee a certificate signed by an authorized officer stating that the issuer is authorized to redeem the notes in accordance with their terms, and the opinion of an independent lawyer known reputation, stating that the issuer was required or will become obliged to pay an additional amount in addition to the additional amounts that must be paid to the minimum level of retention.

G. II) formula for calculating the redemption value:

The payment of the principal of the notes, together with accrued and unpaid interest, will be effected on the date of payment to the respective holders of the notes.

Characteristics of securities

H. I) Maturity, including the conditions of prepayment:

Maturity: 1/12/2017

Prepayment events (Default):

(i)    the issuer fail to pay any amount of principal in respect of Notes within two working days of the due date of the payment of such an amount, or fail to pay any amount of interest pertaining to Notes within five working days of the due date of the payment of such interest; or

(ii)   (a) any debt of the Issuer or any Subsidiary is not paid as it accrues or (as the case may be) within the grace period originally applicable; (b) any such Debt become (or may be declared) won and chargeable before your due date specified, in any other way except the option of the issuer or (as the case may be) of the relevant Subsidiary or (since no event of default described has occurred) of any person entitled to such Debt; or (c) the issuer or any Subsidiary fail to pay when due any amount payable by him under the terms of any Guarantee of any debt; Since the amount of the debt referred to in subparagraph (a) or subparagraph (b) above and/or the amount payable pursuant to any warranty mentioned in subparagraph (c) above, individually or in the aggregate, exceed US$ 25,000,000 (or its equivalent in any other currency or currencies); or

554 - Reference Form - 2015

18. Securities

(iii)  the issuer fail to duly perform or observe any other obligation or agreement relevant in relation to the notes of the relevant Series, or any of such covenants or agreements contained in the Trust Deed, the payment agent contract or in the notes, and such noncompliance persists for a period of 30 days after they have occurred; or

(iv)  any representations or warranties with contract issuer Dealer or in the contract of Subscription or in any other formal document in relation to the Contract of Dealer or the Subscription Agreement or the issuing of notes of the relevant Series or any series is incorrect, incomplete or misleading in any respect relevant when were made; or

(v)    the transmitter (a) is dissolved, (b) suspend the payment of its debts or not honor or are unable to honor their debts when due, (c) enter, to the extent permitted by applicable law, with a request for self-bankruptcy, proceedings or any other action to get any debt relief under any law affecting creditors rights and that is similar to a law of bankruptcy or (d) consent by way of reply or otherwise, it against him started a petition for bankruptcy or any other spontaneous action or process; or

(vi)  any governmental authorization necessary to fulfill any obligation of the Issuer under the Indenture Trustee, the payment agent contract or Series notes relevant, or of any of these is not signed or does not enter into full force and effect or not remain valid and subsisting; or

(vii) is or will be illegal for the transmitter perform or observe any one or more of its obligations under any of the relevant series of Notes, or any of them; or

(viii)  Banco Bradesco S.A., together with its consolidated subsidiaries, fails to perform all or a substantial part of its business, or are on the verge of doing so, except in the case of such subsidiaries, for the purposes of, and followed by a reconstruction, merger, reorganization, merger or consolidation; or

(ix)  the issuer or any Material Subsidiary is (or is, or might be considered by law or by a court) insolvent or bankrupt or unable to pay their debts or stop, suspend or are on the verge of stopping or suspending the payment of all or a significant part (or of a certain type) of your debts, or an intervenor is designated to the issuer, or the Central Bank of Brazil declares extrajudicial liquidation of the issuer pursuant to Brazilian Law No. 6,024/74, and subsequent amendments, or any subsequent devices of such law; or

(x)   any event that occurs in accordance with the laws of Brazil, or, where the issuer is the Bradesco Agency Grand Cayman, the laws of the Cayman Islands, has an effect analogous to that of the events referred to in paragraph (v) above.

H. II) Interest:

4.5% p.a.

H.III) Warranty and, if real, description of the asset object

No warranty.

H. IV) In the absence of any warranty, if the credit is chirographary or subordinate

Chirographary credit.

H. V) Any restrictions imposed on the issuer in relation

•         on the distribution of dividends

None.

•         on the sale of certain assets

The issuer shall not, without the consent in writing of the holders of two-thirds of the notes outstanding, do a consolidation or merger with any other company or dispose of or transfer, in a transaction or series of transactions, all or substantially all of its assets or assets to any other person unless:

(i)    the society formed by such a consolidation, or with which the issuer made a merger, or a person who acquires for sale or transfer all or substantially all of the assets or assets of the Issuer ("Successor Corporation") are obliged to assume the payment due and punctual of the principal and interest on all notes and all other obligations of the Issuer under the Indenture Trustee the payment agent contract and notes;

(ii)   immediately after the entry into force of such transaction, no event of default of any Note occurred and persist;

(iii)  after any public announcement of any consolidation, merger, sale or transfer, but anyway before the completion of such a consolidation, merger, sale or transfer, the sender has delivered to the Trustee (a) a certificate signed by two Executive Directors of the issuer, stating that such a consolidation, merger, sale or transfer is in accordance with this condition and that all the suspensive conditions hereof in respect of such transaction (except the suspensive condition laid down in (ii) (above) are met and (b) an opinion of counsel independent of known reputation on the relevant legal issues; and

555 - Reference Form - 2015

18. Securities

(iv)  the Successor Society should agree expressly in (a) indemnify each holder of a Note or Coupon for any tax, taxation or governmental charge subsequently applied to such copyright owner solely as a result of such consolidation, merger, sale or transfer in relation to the payment of the principal of the notes or (if the notes are paid) interest on the notes, and (b) pay any additional amounts as are necessary to ensure that the net amounts received by the holders of notes (and coupons If there is one), after any retention or deduction of any such tax, taxation or other governmental charge, are equal to the respective amounts of principal and (if the notes are paid) in interest that would have been received in relation to the notes (and coupons, if any) if there had been such a consolidation, merger, sale or transfer.

No Successor Company shall have the right to redeem the notes unless the issuer had the right to redeem the notes under similar circumstances.

When the consolidation, merger, sale or transfer in accordance with this condition, the Successor Society should succeed the transmitter and replace it and may exercise every right and power of the Issuer under the Notes, with the same effect as it would have if the Company had been designated as Successor issuer of Notes herein.

•         on the hiring of new debt

The sender agrees that if any Note or Coupon remain outstanding (as defined in the Trust Deed), it does not create or allow any remaining warranty and will not allow any Relevant Subsidiary create or allow any remaining warranty on all or any part of its assets, current or future, to ensure (i) any of its External Public Debt; (ii) any warranties concerning Public External Debt; or (iii) Public foreign debts or any warranties relating to Public foreign debts of any other person without, in any case, at the same time or before that, ensure the notes equally and proportionally to the satisfaction of the Trustee or grant other collateral for the notes as must be approved by Special Resolution of the Holders of most of the principal of the outstanding notes. Nothing here will prevent or prohibit the issuer expressly granting sureties without warranty or guarantees of any kind, including contractual guarantees at the request of or on behalf of their clients in favor of third parties as part of the normal course of business of the issuer.

•         on the issue of new securities

None.

H.VI) The fiduciary agent, indicating the main terms of the contract

The Bank of New York Mellon is the Trustee under the indenture.

The indenture, document concluded between Bank and Trustee, governs various rights and obligations of the parties with respect to the issue of the securities, as: definitions of terms used, General and specific features of the securities, conditions and criteria for redemption and repurchase of papers, commitments made by the issuer, definition of events of default and instruments for your solution, the rights of holders of securities, amendments to the contract, satisfaction of terms and untying and tying securities, among others. The services provided by the Trustee consist in issuing documents review, establishment of operational and administrative procedures of the accounts of securities holders; establishment of a deposit account regarding the issue; call for the closure of accounts; monitoring the fulfillment of the Trust Deed; receiving and distribution of remittances and payments of securities holders.

I) Conditions for modification of the rights secured by such securities

Meetings of holders of securities, modification, waiver and Substitution

The Trust Deed contains provisions (which shall be effective as if embedded here) that establish the convocation of meetings of holders of Notes of any series to discuss any matter affecting their interests, including (without limitation constitutes) the modification of the terms and conditions of the notes or the indenture Trustee. An Extraordinary Resolution passed at any meeting of holders of Notes of any series will force all holders of such notes Series, whether or not they are present in the General Shareholders’ Meeting, and all holders of Coupons related to Notes in such Series.

The Trustee may agree, without the consent of the holders of Notes or coupons (if any) of any series, with any modification (subject to certain exceptions) to, or waiver of or authorization of any breach or violation of any terms or conditions proposed banknotes or of any of the provisions of the Trust Deed which, according to the opinion of the Trustee, are not substantially detrimental to the interests of the holders of such Notes or coupons, or any modification of formal nature, minor or technical or that is made to correct a manifest error. The Trustee may also determine that any event that would constitute, or that otherwise would constitute an event of default shall not constitute such an event of default, since, in the opinion of the Trustee, such an event is not significantly harm the interests of holders of Notes or coupons, if any, of the relevant Series. Any such modification, waiver, release or determination will require holders of Notes and coupons (if any) of the relevant Series (unless otherwise agreed by the Trustee) any such modification must be informed holders as soon as possible.

556 - Reference Form - 2015

18. Securities

J) Other relevant features

All relevant features are described above.

Characteristics of securities:

Security value		Value in US$	Value in R$	Date of Quotation
I	Subordinated debt	$750,000,000.00	R$ 1,249,650,000.00	12/31/2010
II	Subordinated debt	$ 1,100,000,000.00	R$ 1,832,820,000.00	12/31/2010
		$500,000,000.00	R$ 835,050,000.00	1/13/2011
III	Subordinated debt	$ 1,100,000,000.00	R$ 1,886,720,000.00	3/1/2012
IV	Global Medium - Term Note – 51 Series	$750,000,000.00	R$ 1,249,650,000.00	12/31/2010
V	Global Medium - Term Note – 53 Series	$500,000,000.00	R$ 815,850,000.00	5/16/2011
VI	Global Medium - Term Note – 59 Series	$800,000,000.00	R$ 1,429,920,000.00	1/12/2012

Date:	Dollar (Sale)
12/31/2010	R$ 1.6662
1/13/2011	R$ 1.6701
5/16/2011	R$ 1.6317
1/12/2012	R$ 1.7874
3/1/2012	R$ 1.7152

Source: Central Bank of Brazil

557 - Reference Form - 2015

19. Repurchase plans/Treasury

19. Repurchase plans/Treasury

19.1 - Information on the issuer's share buyback

Deliberation date	Comp. period	Reserves and profits available (Reais)	Type	Class	Estimated number (units)	% rel. circ.	Amount purchased approved (units)	PMP	Rating factor	% purchased
Other features
6/24/2014	6/27/2014 to 6/26/2015	29,683,478,000.00	Common		7,500,000	1.3667986	0	0	R$ Per unit	0.0000000
			Preferred		7,500,000	0.3698142	1,118,600	25.86	R$ Per unit	14.9146667

Reference Date: 12/31/2013
Purpose: The program of acquisition of issued shares to be held in treasury and subsequent disposal or cancellation, without reduction of the Share Capital, aims at the application of existing resources to "Profit Reserves - Statutory Reserve", available for investments.
Intermediate: Bradesco S.A. CTVM, with headquarters on AV. Paulista, 1,450, 7th floor, Bela Vista, São Paulo, SP, and Ágora CTVM S.A., headquartered at Praia de Botafogo, 300, rooms 301 and 601, part, Botafogo, Rio de Janeiro, RJ.

Deliberation date	Comp. period	Reserves and profits available (Reais)	Type	Class	Estimated number (units)	% rel. circ.	Amount purchased approved (units)	PMP	Rating factor	% purchased
Other features
6/25/2013	6/27/2013 to 6/26/2014	30,350,909,000.00	Common		7,500,000	1.3672407	263,510	0.01	R$ Per unit	3.5134667
			Preferred		7,500,000	0.3692372	3,079,570	23.31	R$ Per unit	41.0609333

Reference Date: 12/31/2012
Purpose: The program of acquisition of issued shares to be held in treasury and subsequent disposal or cancellation, without reduction of the Share Capital, aims at the application of existing resources to "Profit Reserves - Statutory Reserve", available for investments.
Intermediate: Bradesco S.A. CTVM, with headquarters on AV. Paulista, 1,450, 7th floor, Bela Vista, São Paulo, SP, and Ágora CTVM S.A., headquartered at Praia de Botafogo, 300, rooms 301 and 601, part, Botafogo, Rio de Janeiro, RJ.

Deliberation date	Comp. period	Reserves and profits available (Reais)	Type	Class	Estimated number (units)	% rel. circ.	Amount purchased approved (units)	PMP	Rating factor	% purchased
Other features
12/20/2012	12/26/2012 to 06/26/2013	23,463,118,113.53	Common		7,500,000	1.5060109	0	0	R$ Per unit	0.0000000
			Preferred		7,500,000	0.4080561	0	0	R$ Per unit	0.0000000

Reference Date: 12/31/2011
Objective: The program of acquisition of shares to be held in treasury and subsequent disposal or cancellation, without reduction of the Share Capital, aims at the application of resources available for
Investments, from the "Profit Reserves - Statutory Reserve" account.
Intermediate: Bradesco S.A. CTVM - Av. Paulista, 1,450, 7th floor, Bela Vista, São Paulo, SP, and Ágora CTVM S.A. - Praia de Botafogo, 300, rooms 301 and 601, part, Botafogo, Rio de Janeiro, RJ.

Deliberation date	Comp. period	Reserves and profits available (Reais)	Type	Class	Estimated number (units)	% rel. circ.	Amount purchased approved (units)	PMP	Rating factor	% purchased
Other features
6/21/2012	06/25/2012 to 12/25/2012	23,463,118,113.53	Common		7,500,000	1.5060109	76,100	26.89	R$ Per unit	1.0146667
			Preferred		7,500,000	0.4080561	320,300	32.22	R$ Per unit	4.2706667

Reference Date: 12/31/2011
Objective: The program of acquisition of shares to be held in treasury and subsequent disposal or cancellation, without reduction of the Share Capital, aims at the application of resources available for
Investments, from the "Profit Reserves - Statutory Reserve" account.
Intermediate: Bradesco S.A. CTVM - Av. Paulista, 1,450, 7th floor, Bela Vista, São Paulo, SP, and Ágora CTVM S.A. - Praia de Botafogo, 300, rooms 301 and 601, part, Botafogo, Rio de Janeiro, RJ.

558 - Reference Form - 2015

19. Repurchase plans/Treasury

19.2 - Movement of securities held in Treasury

Fiscal year 12/31/2014

Type of shares	Preferred share class	Characteristics of securities:
Common
Movement	Quantity (Units)	Total value (Real)	Average weighted price (Real)
Opening balance	2,898,610	66,963,230.19	23.10
Acquisition	-	-	-
Disposal	-	-	-
Cancellation	-	-	-
Closing balance	2,898,610	66,963,230.19	23.10

Type of shares	Preferred share class	Characteristics of securities:
Preferred
Movement	Quantity (Units)	Total value (Real)	Average weighted price (Real)
Opening balance	7,866,270	202,129,868.18	25.70
Acquisition	1,118,600	28,921,647.13	25.86
Disposal		-	-
Cancellation	-	-	-
Closing balance	8,984,870	231,051,515.31	25.72

Fiscal year 12/31/2013

Type of shares	Preferred share class	Characteristics of securities:
Common
Movement	Quantity (Units)	Total value (Real)	Average weighted price (Real)
Opening balance	2,635,100	66,963,230.19	25.41
Acquisition	263,510	-	-
Disposal	-	-	-
Cancellation	-	-	-
Closing balance	2,898,610	66,963,230.19	23.10
Note: Includes the bonuses (Preferred Shares 478,670 and Common Shares 263,510) which if added to the other shares, do not alter the cost nor the average weighted price.
Type of shares	Preferred share class	Characteristics of securities:
Preferred
Movement	Quantity (Units)	Total value (Real)	Average weighted price (Real)
Opening balance	4,786,700	130,337,793.10	27.23
Acquisition	3,079,570	71,792,075.08	23.31
Disposal		-	-
Cancellation	-	-	-
Closing balance	7,866,270	202,129,868.18	25.70

559 - Reference Form - 2015

19. Repurchase plans/Treasury

Fiscal year 12/31/2012

Type of shares	Preferred share class	Characteristics of securities:
Common
Movement	Quantity (Units)	Total value (Real)	Average weighted price (Real)
Opening balance	2,487,000	63,091,201.60	25.37
Acquisition	148,100	3,872,028.59	26.14
Disposal	-	-	-
Cancellation	-	-	-
Closing balance	2,635,100	66,963,230.19	25.41

Type of shares	Preferred share class	Characteristics of securities:
Preferred
Movement	Quantity (Units)	Total value (Real)	Average weighted price (Real)
Opening balance	4,466,400	120,017,526.71	26.87
Acquisition	320,300	10,320,266.39	32.22
Disposal	-	-	-
Cancellation	-	-	-
Closing balance	4,786,700	130,337,793.10	27.23

19.3 - Information on securities held as treasury stock on the closing date of the last fiscal year

Security value	Shares
Type of shares	Share Class	Characteristics of securities values	Quantity (Units)	Average weighted price for acquisition	Rating factor	Acquisition date	Outstanding shares ratio (%)
Common			2,898,610	23.10	R$ Per unit	12/21/2010	0.523849
Preferred			8,984,870	25.72	R$ Per unit	6/22/2011	0.443356

560 - Reference Form - 2015

19. Repurchase plans/Treasury

19.4 - Other relevant information

Item 19.1:

In item 19.1, the re-buy period of 6/27/2013 to 6/26/2014, includes the price increases (Preferred Shares 478,670 and 263,510) that added to the other shares acquired do not alter the cost nor the PMP, but by a system outage, we consider the PMP as common shares R$ 0.01.

In addition to item 19.1, we inform that up to December 31, 2014, 2,898,610 common shares and 8,984,870 preferred shares had been acquired, totaling R$ 298,015 mil.

Item 19.2:

In addition to the item 19.2, we demonstrate below, the Treasury drives for March 2015, relating essentially to the effect of the rebate of 20%, which does not alter the cost nor the average weighted price.

Type of shares	Preferred share class	Characteristics of securities:
Common
Movement	Quantity (Units)	Total value (Real)	Average weighted price (Real)
Opening balance	2,898,610	66,963,230.19	23.10
Acquisition	579,722	-	-
Disposal	-	-	-
Cancellation	-	-	-
Closing balance	3,478,332	66,963,230.19	19.25

Type of shares	Preferred share class	Characteristics of securities:
Preferred
Movement	Quantity (Units)	Total value (Real)	Average weighted price (Real)
Opening balance	8,984,870	231,051,515.31	25.72
Acquisition	1,796,974	-	-
Disposal	-	-	-
Cancellation	-	-	-
Closing balance	10,781,844	231,051,515.31	21.43

561 - Reference Form - 2015

20. Trading Policy

20. Trading Policy

20.1 - Information about the securities trading policy

a)     date of approval

7.29.2002

b)    related persons

Falling within the scope of the trading policy of securities issued by the Banco Bradesco S.A. its direct and indirect controlling shareholders, members of the Board of Directors, executive officers, members of the Fiscal Council, as well as members of any bodies with technical or advisory functions, created by the company's bylaws, and all those who, by virtue of his Office, function or position in the Bradesco or its connected, are aware of information concerning material acts or facts.

c)     main features

The trading policy of securities issued by the Banco Bradesco S.A. has as guidelines the CVM Instruction No 358/02, in establishing, especially:

1.  The obligation of the directors and the members of the Fiscal Council and any bodies with technical or advisory functions, created by statutory provision, to inform the Banco Bradesco S.A. ownership and negotiations held with securities issued by the company itself, by its controller and its subsidiaries, provided that these are publicly-held companies;

2.  The obligation for direct or indirect controlling shareholders, and the shareholders who elect the members of the Board of directors or the Fiscal Council, as well as any natural or juridical person, or group of persons acting in concert or representing a same interest, to provide information to society whenever achieve direct or indirect participation, which corresponds to 5% (five percent) or more of species or class of shares representing the capital of Banco Bradesco S.A.;

3.  The obligation to provide information by the person or group of people representing a same interest, holder of equity interest equal to or greater than 5% (five percent), each time such participation rise in 5% (five percent) of species or class of shares representing the share Capital of Banco Bradesco S.A.;

4.  The obligation of persons mentioned in item "2" above to inform the alienation or extinction of stocks and other securities or rights over them, each time the holder's participation in species or class of securities in question reach the percentage of 5% (five percent) of the total of this species or class, and whenever such participation is reduced by 5% (five percent) of the total species or class; and

5.  The obligation for direct or indirect controlling shareholders, members of the Board of Directors, executive officers, members of the Fiscal Council and any bodies with technical or advisory functions, created by statutory provision, or whoever, in virtue of his Office, function or position in Banco Bradesco S.A., its subsidiaries or Affiliates, Controllers, becomes aware of information related to material act or fact, to refrain from trading in certain periods impeding navigation.

d)    prediction of sealing periods of negotiations and a description of the procedures adopted to monitor the trading in such periods

The direct or indirect controlling shareholders, members of the Board of Directors, officers, members of the Fiscal Council and any bodies with technical or advisory functions, created by statutory provision, or whoever, in virtue of his Office, function or position in Banco Bradesco S.A., its subsidiaries or Affiliates, Controllers, becomes aware of information related to material act or fact, shall refrain from trading the securities issued by the company or related thereto:

a.  prior to disclosure to the market of material act or fact occurred in the business of Banco Bradesco S.A.;

b.  in the period of 15 (fifteen) days prior to the disclosure of quarterly information (ITR) and annual (DFP) of Banco Bradesco S.A.;

c.  If there is intent to promote incorporation, total or partial spin-off, merger, transformation or corporate reorganization; and

562 - Reference Form - 2015

20. Trading Policy

d.  in relation to direct or indirect controlling shareholders, members of the Board of Directors and directors, whenever you are in progress the acquisition or sale of shares of own issue of Banco Bradesco S.A., for it or its subsidiaries, affiliated companies or other company under common control, or if you have been granted option or mandate for the same purpose, exclusively for the dates in which society itself negotiate or notify the broker who will negotiate with actions of their issue.

All administrators of the Company are given, at the beginning of each financial year, and whenever they occur, change calendar specifying the periods will be barred from trading with securities issued by the company or related thereto.

At the same time, monitoring is carried out of the quotations of the securities issued by the Company in order to identify any fluctuations that require investigation.

20.2 - Other relevant information

The prohibitions provided for in Item 20.1 still apply:

a)  anyone who has knowledge of information related to material act or fact, knowing that hasn't been released to the market, especially those who have business relationship, professional or trust with Banco Bradesco S.A., such as independent auditors, securities analysts, consultants and institutions members of the distribution system, which shall be informed of the relevance of the information for whom made them aware, being incumbent on them to check regarding the disclosure of information before negotiating with Banco Bradesco S.A. securities or related thereto;

b)  the members of the Board of Directors and Officers that differ from the administration of Banco Bradesco S.A. prior to public disclosure of business or fact started during his term of Office, and will extend for a period of 6 (six) months after his removal.

The seals provided for will take effect as soon as the Banco Bradesco S.A. discloses the fact to the market unless trading with stocks can interfere in the conditions of the said business to the detriment of shareholders of Banco Bradesco S.A. or from itself.

The securities trading policy is an integral part of the Political instrument of disclosure of material act or fact and trading of securities issued by this society, which is available on the website www.bradesco.com/ri -Corporate Governance - Policies and is also available on the websites of the BM & FBovespa and CVM.

563 - Reference Form - 2015

21. Disclosure policy

21. Disclosure policy

21.1 - Description of the standards, or internal procedures relating to the regiments disclosure of information

The policies regarding the disclosure of material information and trading of securities issued by the Bradesco establish high standards of conduct for senior management and officials, whether in internal or external environment, face the knowledge of inside information inherent in the work developed in the company in related companies, demonstrating the unlawfulness of the use of this information to benefit himself or others, while not disclosed to the market, as well as configuring that such act affront the basic principles of the Company such as responsibility, ethics, transparency, loyalty and good faith, by subjecting the "insider" and other beneficiaries to sanctions in administrative, civil and criminal spheres.

They evidence, still, some precautions that must be observed in the conduct of its activities, which are:

a.     to ensure that subordinates and third parties not related to the Political instrument of disclosure of material act or fact and procedure on insider trading and they have taken science of material act or fact, albeit partially, also save confidentiality of information, responding jointly in the event of noncompliance.

b.    to involve only people considered indispensable in the actions that may result in acts or facts set up privileged information;

c.     to demonstrate to involved the legal responsibility of each, alerting them that the operations, acts or facts on development are private and should not be commented on or with their own families;

d.    to keep safe the medium in which the information is stored (on paper or magnetic media), restricting any type of unauthorized access, eschewing also transfer them or transmit them to third parties in a manner not adequately protected; and

e.     to obtain from their subordinates who, in the exercise of their activities, have access to inside information, as well as of third parties which also have equal access, as independent auditors, lawyers, analysts and financial advisers, accountants, consultants and other entities belonging to the securities distribution system, the term of adherence to "Political instrument regarding the disclosure of material information and trading of securities".

21.2 - Description of the policy for disclosure of material act or fact and procedures concerning the maintenance of secrecy about relevant information not disclosed

The disclosure of material act or fact in the Company takes place centrally, which facilitates the control of this information, where those involved follow to the letter the described in Item 21.1 above.

The policy of disclosure of material act or fact of Bradesco is an integral part of the Political instrument of disclosure of material act or fact and trading of securities issued by this company and has for object the establishment of high standards of conduct, which must be observed by Bradesco, by direct or indirect controlling shareholders, members of the Board of Directors, members of the Fiscal Council and any bodies with technical or advisory functions, created by statutory provision, and for anyone who, by virtue of the position, function or position in the Bradesco, their controllers, controlled or affiliated companies, becomes aware of information related to material act or fact, which, without prejudice to the specific rules laid down, shall be guided his conduct on the basis of the following general principles :

  to grant to shareholders and investors in securities of Bradesco broad right to information about what may affect their investment, respected the legitimate interests of the Bradesco and observed legal requirements and the provisions of that instrument;
  to ensure continuous, orderly and affordable flow of information to all shareholders and investors in securities of Bradesco;
  to pay attention to their social responsibility, especially for investors, those who work at Bradesco, as well as with the community in which they operate;
  to make every effort to promote market efficiency, so that the competition among investors is in the interpretation of the information disclosed, will never privileged access to information;
  to always be aware that the transparent, accurate and timely information is the main instrument available to the investing public and, especially, Bradesco's shareholders to be ensured the necessary fair treatment; and
  to ensure that the disclosure of information about the assets and liabilities and financial situation of the company is correct, complete and continuous.

564 - Reference Form - 2015

21. Disclosure policy

The said instrument was approved in 7.29.2002, which is available on the website www.bradesco.com/ri - Corporate Governance - policies and is also available on the websites of the BM&FBovespa and CVM, as well as its basic guidelines to CVM Ruling No 358/02.

21.3 - Administrators responsible for implementation, maintenance, evaluation and supervision of information disclosure policy

Responsibility for the implementation and monitoring of the policy Instrument of disclosing any material act or fact and trading of securities issued by the Banco Bradesco S.A. is the Director of investor relations.

21.4 - Other relevant information

There is no other information deemed relevant at this time.

565 - Reference Form - 2015

22. Extraordinary business

22. Extraordinary business

22.1 - Acquisition or disposal of any relevant non-active frame as normal business operation of the transmitter

All disposals and acquisitions of assets that we consider relevant, corresponding to the financial years 2012, 2013 and 2014, were duly described in Item 6.5 of this reference form.

22.2 - Significant changes in the form of conducting the business of the issuer

In 2012, 2013 and 2014, there were no significant changes occurred in the form of conducting the business of the issuer.

22.3 - Relevant Contracts concluded by the issuer and its subsidiaries do not directly related to its operational activities

There were no relevant Contracts concluded by Bradesco and its subsidiaries do not directly related to its operational activities

22.4 - Other relevant information

There is no other information deemed relevant at this time.

566 - Reference Form - 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 29, 2015

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.